As filed with the Securities and Exchange
Commission on April 15, 2013

Registration No. 033-75996
Registration No. 811-02512

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM N-4

Post-Effective Amendment No. 45 To
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

and Amendment to

REGISTRATION STATEMENT UNDER THE INVESTMENT COMPANY ACT OF 1940

Variable Annuity Account B of

ING Life Insurance and Annuity Company

One Orange Way, Windsor, Connecticut 06095-4774

Depositor's Telephone Number, including Area Code: (860) 580-2824

J. Neil McMurdie, Senior Counsel
ING US Legal Services
One Orange Way, C2N, Windsor, Connecticut 06095-4774
(Name and Address of Agent for Service)

It is proposed that this filing will become effective:

	immediately upon filing pursuant to paragraph (b) of Rule 485
X	on May 1, 2013 pursuant to paragraph (b) of Rule 485

If appropriate, check the following box:

	this post-effective amendment designates a new effective date for a previously filed post-effective amendment.

Title of Securities Being Registered: Group Deferred Fixed and Variable Annuity Contracts

*Pursuant to Rule 429(a) under the Securities Act of 1933, Registrant has included a combined prospectus under this Registration Statement which includes all the information which would currently be required in a prospectus relating to the securities covered by the following earlier Registration Statements: 033-88722, 2-52448; and the individual deferred compensation contracts covered by Registration Statement No. 033-76000.

PART A

ING Life Insurance and Annuity Company
Variable Annuity Account B
GROUP VARIABLE ANNUITY CONTRACTS FOR EMPLOYER-SPONSORED DEFERRED COMPENSATION PLANS
CONTRACT PROSPECTUS – May 1, 2013

The Contracts. The contracts described in this prospectus are group deferred fixed and variable annuity contracts issued by ING Life Insurance and Annuity Company (the "Company," "we," "us" and "our"). They are intended to be used as funding vehicles for certain types of retirement plans, including those that qualify for beneficial tax treatment, and/or to provide current income reduction under certain sections of the Internal Revenue Code of 1986, as amended ("Tax Code"). The contracts were formerly sold as both group contracts and employer-owned individual contracts. The term "contract" used in this prospectus refers to the group deferred fixed or variable annuity contract offered by your plan sponsor as a funding vehicle for your retirement plan.

> **Why Reading this Prospectus is Important.** Before you participate in the contract through a retirement plan, you should read this prospectus. It provides facts about the contract and its investment options. Plan sponsors (generally your employer) should read this prospectus to help determine if the contract is appropriate for their plan. Keep this document for future reference.

Investment Options. The contracts offer variable investment options and fixed interest options. When we establish your account(s), the contract holder (generally, the sponsor of your retirement plan), or you, if permitted by the plan, instructs us to direct account dollars to any of the available options. Some investment options may be unavailable through certain contracts and plans or in some states.

Variable Investment Options. These options are called subaccounts. The subaccounts are within Variable Annuity Account B ("the separate account"), a separate account of the Company. You do not invest directly in or hold shares of the funds. Each subaccount invests in one of the mutual funds ("funds") listed on the next page. Earnings on amounts invested in a subaccount will vary depending upon the performance and fees of its underlying fund.

Risks Associated with Investing in the Funds. Information about the risks of investing in the funds is located in the "Investment Options" section of this prospectus on page 12 and in each fund prospectus. Read this prospectus in conjunction with the fund prospectuses and retain the prospectuses for future reference.

Fixed Interest Options.

- Guaranteed Accumulation Account
- Fixed Plus Account
- Fixed Account

Except as specifically mentioned, this prospectus describes only the variable investment options. However, we describe the fixed interest options in appendices to this prospectus. There is also a separate prospectus for the Guaranteed Accumulation Account.

Compensation. We pay compensation to broker-dealers whose registered representatives sell the contracts. **See "CONTRACT DISTRIBUTION"** for further information about the amount of compensation we pay.

Getting Additional Information. If you received a summary prospectus for any of the funds available through the contract, you may obtain a full prospectus and other fund information free of charge by either accessing the internet address, calling the telephone number or sending an email request to the email address shown on the front of the fund's summary prospectus. You may obtain the May 1, 2013, Statement of Additional Information ("SAI") free of charge by indicating your request on your enrollment materials, by calling the Company at 1-800-262-3862 or by writing to us at the address listed in the **"CONTRACT OVERVIEW – Questions: Contacting the Company"** section of this prospectus. You may also obtain a prospectus or an SAI for any of the funds by calling that number. This prospectus, the SAI and other information about the separate account may be obtained by accessing the Securities and Exchange Commission's ("SEC") website, http://www.sec.gov. Copies of this information may also be obtained, after paying a duplicating fee, by contacting the SEC's Public Reference Branch. Information on the operation of the SEC's Public Reference Branch may be obtained by calling 1-202-551-8090 or 1-800-SEC-0330, emailing publicinfo@sec.gov or writing the SEC's Public Reference Branch at 100 F Street, NE, Room 1580, Washington, D.C. 20549. When looking for information regarding the contracts offered through this prospectus, you may find it useful to use the number assigned to the registration statement under the Securities Act of 1933. This number is 033-75996. The number assigned to the registration statement for the Guaranteed Accumulation Account is 333-180532. The SAI table of contents is listed on page 44 of this prospectus. The SAI is incorporated into this prospectus by reference.

Additional Disclosure Information. Neither the SEC nor any state securities commission has approved or disapproved the securities offered through this prospectus or passed on the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense. We do not intend for this prospectus to be an offer to sell or a solicitation of an offer to buy these securities in any state that does not permit their sale. We have not authorized anyone to provide you with information that is different than that contained in this prospectus.

The Funds

American Funds® – Growth - Income Fund (Class 2)

American Funds® – International Fund (Class 2)

Calvert VP SRI Balanced Portfolio

Federated Fund for U.S. Government Securities II (Primary Shares)

Fidelity® VIP Contrafund® Portfolio (Initial Class)

Fidelity® VIP Equity-Income Portfolio (Initial Class)

Fidelity® VIP Growth Portfolio (Initial Class)

Fidelity® VIP Overseas Portfolio (Initial Class)

Franklin Small Cap Value Securities Fund (Class 2)

ING American Century Small-Mid Cap Value Portfolio (Class S)

ING Balanced Portfolio (Class I)

ING Baron Growth Portfolio (Class S)

ING BlackRock Health Sciences Opportunities Portfolio (Class S)

ING BlackRock Large Cap Growth Portfolio (Class I)

ING Clarion Global Real Estate Portfolio (Class I)

ING Clarion Real Estate Portfolio (Class S)

ING Columbia Contrarian Core Portfolio (Class S) [1]

ING Columbia Small Cap Value II Portfolio (Class S)

ING FMR[SM] Diversified Mid Cap Portfolio (Class S) [*]

ING Global Bond Portfolio (Class I)

ING Global Resources Portfolio (Class S)

ING Growth and Income Portfolio (Class I)

ING Index Plus LargeCap Portfolio (Class I)

ING Index Plus MidCap Portfolio (Class I)

ING Index Plus SmallCap Portfolio (Class I)

ING Intermediate Bond Portfolio (Class I)

ING International Index Portfolio (Class I)

ING International Value Portfolio (Class I)

ING Invesco Comstock Portfolio (Class S) [1]

ING Invesco Equity and Income Portfolio (Class I) [1]

ING Invesco Growth and Income Portfolio (Class S) [1]

ING JPMorgan Emerging Markets Equity Portfolio (Class S)

ING JPMorgan Mid Cap Value Portfolio (Class S)

ING JPMorgan Small Cap Core Equity Portfolio (Class S)

ING Large Cap Growth Portfolio (Class I)

ING Large Cap Value Portfolio (Class I)

ING MFS Total Return Portfolio (Class S)

ING MFS Utilities Portfolio (Class S)

ING Marsico Growth Portfolio (Class S)

ING MidCap Opportunities Portfolio (Class I)

ING Money Market Portfolio (Class I)

ING Multi-Manager Large Cap Core Portfolio (Class I) [1]

ING Oppenheimer Global Portfolio (Class I)

ING PIMCO High Yield Portfolio (Class S)

ING PIMCO Total Return Portfolio (Class S)

ING Pioneer High Yield Portfolio (Class I)

ING Pioneer Mid Cap Value Portfolio (Class I)

ING Russell[TM] Large Cap Growth Index Portfolio (Class I)

ING Russell[TM] Large Cap Index Portfolio (Class I)

ING Russell[TM] Mid Cap Growth Index Portfolio (Class S)

ING Russell[TM] Mid Cap Index Portfolio (Class I)

ING Russell[TM] Small Cap Index Portfolio (Class I)

ING Small Company Portfolio (Class I)

ING SmallCap Opportunities Portfolio (Class I)

ING Solution 2015 Portfolio (Class S) [2]

ING Solution 2025 Portfolio (Class S) [2]

ING Solution 2035 Portfolio (Class S) [2]

ING Solution 2045 Portfolio (Class S) [2]

ING Solution 2055 Portfolio (Class S) [2]

ING Solution Income Portfolio (Class S) [2]

ING Strategic Allocation Conservative Portfolio (Class I) [2]

ING Strategic Allocation Growth Portfolio (Class I) [2]

ING Strategic Allocation Moderate Portfolio (Class I) [2]

ING T. Rowe Price Capital Appreciation Portfolio (Class S)

ING T. Rowe Price Diversified Mid Cap Growth Portfolio (Class I)

ING T. Rowe Price Equity Income Portfolio (Class S)

ING T. Rowe Price Growth Equity Portfolio (Class I)

ING T. Rowe Price International Stock Portfolio (Class S)

ING Templeton Foreign Equity Portfolio (Class I)

ING Templeton Global Growth Portfolio (Class S)

ING U.S. Bond Index Portfolio (Class I)

ING U.S. Stock Index Portfolio (Class I)

Invesco V.I. American Franchise Fund (Series I) [1]

Invesco V.I. Core Equity Fund (Series I)

Lord Abbett Series Fund – Mid Cap Stock Portfolio (Class VC)

Oppenheimer Main Street Small Cap Fund®/VA [1]

PIMCO VIT Foreign Bond Portfolio (Unhedged) (Administrative Class)

PIMCO VIT Real Return Portfolio (Administrative Class)

Pioneer Emerging Markets VCT Portfolio (Class I)

Pioneer High Yield VCT Portfolio (Class I)

Wanger International

Wanger Select

Wanger USA

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[*] FMR[SM] is a service mark of Fidelity Management & Research Company.

[1] <R>This fund has changed its name since the last prospectus supplement. **See the table in APPENDIX IV for the former fund name.**</R>

[2] This fund is structured as a fund of funds that invests directly in shares of underlying funds. **See "FEES – Fund Fees and Expenses" for additional information.**

TABLE OF CONTENTS

CONTRACT OVERVIEW

The following is intended as a summary. Please read each section of this prospectus for additional information.

Who's Who

You (the "participant"): The individual participating in a retirement plan, where the plan uses the contract as a funding option.

Plan Sponsor: The sponsor of your retirement plan. Generally, your employer.

Contract Holder: The person or entity to whom we issue the contract. Generally, the plan sponsor. We may also refer to the contract holder as the contract owner.

We, Us or Our (the "Company"): ING Life Insurance and Annuity Company. We issue the contract.

For greater detail, please review "CONTRACT OWNERSHIP AND RIGHTS" and "CONTRACT PURCHASE AND PARTICIPATION."

The Contract and Your Retirement Plan

Retirement Plan ("plan"). A plan sponsor has established a retirement plan for you. This contract is offered as a funding option for that plan. We are not a party to the plan, so the terms and the conditions of the contract and the plan may differ.

Plan Type. We refer to plans in this prospectus as 457 plans or non-section 457 plans. **For a description of each, see "TAX CONSIDERATIONS."**

Use of an Annuity Contract in Your Plan. Under the federal tax laws, earnings on amounts held in annuity contracts are generally not taxed until they are withdrawn. However, in the case of a deferred compensation arrangement (such as 457 plans or non-section 457 plans), an annuity contract is not necessary to obtain this favorable tax treatment and does not provide any tax benefits beyond the deferral already available to the arrangement itself. Annuities do provide other features and benefits (such as the option of lifetime income phase options at established rates) that may be valuable to you. You should discuss your alternatives with a qualified financial representative, taking into account the additional fees and expenses you may incur in an annuity. **See "CONTRACT PURCHASE AND PARTICIPATION."**

Questions: Contacting the Company.

Contact your local representative or write or call our Home Office at:

> ING
> USFS Customer Service
> Defined Contribution
> Administration
> P.O. Box 990063
> Hartford, CT 06199-0063
> 1-800-262-3862

Sending Forms and Written Requests in Good Order.

If you are writing to change your beneficiary, request a withdrawal or for any other purpose, contact your local representative or the Company to learn what information is required in order for the request to be in "good order." By contacting us we can provide you with the appropriate administrative form for your requested transaction.

Generally, a request is considered to be in "good order" when it is signed, dated and made with such clarity and completeness that we are not required to exercise any discretion in carrying it out.

We can only act upon written requests that are received in good order.

Contract Rights

The contract holder holds all rights under the contract, but may permit you to exercise those rights through the plan. For example, the contract may permit the contract holder to select investment options for your account dollars. The plan may permit you to exercise that right. **For greater detail, see "CONTRACT OWNERSHIP AND RIGHTS."**

Contract Facts

Free Look/Right to Cancel. Contract holders may cancel the contract no later than ten days after they receive the contract (or a longer period if required by state law). **See "RIGHT TO CANCEL."**

Death Benefit. A beneficiary may receive a benefit in the event of your death during both the accumulation and income phases. The availability of a death benefit during the income phase depends upon the income phase payment option selected. **See "DEATH BENEFIT" and "INCOME PHASE."**

Withdrawals. During the accumulation phase, the contract holder may, on your behalf and subject to the limits in the contract, withdraw all or a part of your account value. Certain fees and taxes may apply. **See "WITHDRAWALS" and "TAX CONSIDERATIONS."**

Systematic Distribution Options. If available under your contract, the contract holder may elect on your behalf for you to receive regular payments from your account, while retaining the account in the accumulation phase. **See "SYSTEMATIC DISTRIBUTION OPTIONS."**

Fees. Certain fees are deducted from your account value. **See "FEE TABLE" and "FEES."**

Taxation. You will not generally pay taxes on any earnings from the contract described in this prospectus until they are withdrawn (or otherwise made available to you or a beneficiary). Amounts you receive as a distribution will be generally included in your gross income and will be subject to taxation. Tax penalties may apply in some circumstances. **See "TAX CONSIDERATIONS."**

Contract Phases

Accumulation Phase (accumulating retirement benefits)

Step 1. You or the contract holder provide the Company with your completed enrollment materials. The contract holder directs us to set up an account for you.

Step 2. The contract holder, or you if permitted by your plan, directs us to invest your account dollars in any of the:
- Fixed Interest Options; and/or
- Variable Investment Options. (The variable investment options are the subaccounts of Variable Annuity Account B. Each one invests in a specific mutual fund.)

Step 3. The subaccount(s) selected purchases shares of its corresponding fund.



Payments to Your Account
Step 1 ↓
ING Life Insurance and Annuity Company
↓ Step 2 ↓
Fixed Interest Options
Variable Annuity Account B
Variable Investment Options
The Subaccounts
A
B
Etc.
↓ Step 3 ↓
Mutual Fund A
Mutual Fund B

Income Phase (receiving income phase payments from your contract)

The contract offers several payment options. **See "INCOME PHASE."** In general, you may:
- Receive income phase payments over a lifetime or for a specified period;
- Receive income phase payments monthly, quarterly, semi-annually or annually;
- Select an option that provides a death benefit to beneficiaries; and
- Select fixed income phase payments or payments that vary based on the performance of the variable investment options you select.

FEE TABLE

The following tables describe the fees and expenses that you will pay during the accumulation phase when buying, owning and withdrawing account value from your contract. See "Income Phase" for fees that may apply after you begin receiving payments under the contract.

Maximum Transaction Expenses

The first table describes the fees and expenses that you may pay at the time that you buy the contract, withdraw account value from the contract or transfer cash value between investment options. State premium taxes may also be deducted.[*]

Early Withdrawal Charge [1]
(as a percentage of amount withdrawn)   5.00%

Maximum Periodic Fees and Charges

The next table describes the fees and expenses that you will pay periodically during the time that you own the contract, not including fund fees and expenses.

Maximum Annual Maintenance Fee

Installment Purchase Payment Accounts	$20.00 [2]
Single Purchase Payment Accounts	$0.00

Separate Account Annual Expenses
  (as a percentage of average account value)

Maximum Mortality and Expense Risk Charge	1.25% [2]
Maximum Administrative Expense Charge	0.25% [3]
Maximum Total Separate Account Expenses	1.50%

In This Section:
- Maximum Transaction Expenses;
- Maximum Periodic Fees and Charges;
- Fund Fees and Expenses; and
- Examples.

See the "FEES" Section for:
- Early Withdrawal Charge Schedules;
- How, When and Why Fees are Deducted;
- Reduction, Waiver and/or Elimination of Certain Fees;
- Redemption Fees; and
- Premium and Other Taxes.

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[*] State premium taxes (which currently range from 0% to 4% of premium payments) may apply, but are not reflected in the fee tables or examples. See *"Premium and Other Taxes."*

[1] This is a deferred sales charge. The percentage will be determined by the applicable early withdrawal charge schedule in the "Fees" section. In certain cases this charge may not apply to a portion or all of your withdrawal. The early withdrawal charge reduces over time. These fees may be waived, reduced or eliminated in certain circumstances. See "FEES."

[2] These charges may be waived, reduced or eliminated in certain circumstances. See "FEES."

[3] We only impose this charge under some contracts. See "FEES."

Fund Fees and Expenses

The next item shows the minimum and maximum total operating expenses charged by the funds that you may pay periodically during the time that you own the contract. The minimum and maximum expenses listed below are based on expenses for the funds' most recent fiscal year ends without taking into account any fee waiver or expense reimbursement arrangements that may apply. More detail concerning each fund's fees and expenses is contained in the prospectus for each fund.

	Minimum	Maximum
Total Annual Fund Operating Expenses (expenses that are deducted from fund assets, including management fees, distribution (12b-1) and/or service fees and other expenses)	0.27%	1.51%

See the "FEES – *Fund Fees and Expenses*" section of this prospectus for additional information about the fees and expenses of the funds, including information about the revenue we may receive from each of the funds or the funds' affiliates.

Examples

The following examples are intended to help you compare the cost of investing in the contract with the cost of investing in other variable annuity contracts. These costs include maximum transaction expenses, maximum contract fees including a maximum annual maintenance fee of $20 (converted to a percentage of assets equal to 0.035%), maximum separate account annual expenses and fund fees and expenses.

Maximum Fund Fees and Expenses Examples. The following examples assume that you invest $10,000 in the contract for the time periods indicated. The examples also assume that your investment has a 5% return each year and assume the **maximum** fund fees and expenses. Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

(A) If you withdraw your entire account value at the end of the applicable time period:[*]

1 Year	3 Years	5 Years	10 Years
$817	$1,470	$2,149	$3,360

(B) If you do not withdraw your entire account value or if you select an income phase payment option at the end of the applicable time period:[**]

1 Year	3 Years	5 Years	10 Years
$307	$941	$1,599	$3,360

Minimum Fund Fees and Expenses Examples. The following examples assume that you invest $10,000 in the contract for the time periods indicated. The examples also assume that your investment has a 5% return each year and assume the **minimum** fund fees and expenses. Although your actual costs may be higher or lower, based on these assumptions, your costs would be:

(A) If you withdraw your entire account value at the end of the applicable time period:[*]

1 Year	3 Years	5 Years	10 Years
$699	$1,117	$1,562	$2,121

(B) If you do not withdraw your entire account value or if you select an income phase payment option at the end of the applicable time period:[**]

1 Year	3 Years	5 Years	10 Years
$183	$568	$977	$2,121

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[*] This example reflects deduction of an early withdrawal charge calculated using the schedule applicable to Installment Purchase Payment Accounts. The Installment Purchase Payment Accounts schedule is listed in "Fees." Under that schedule, if only one $10,000 payment was made as described above, fewer than five purchase payment periods would have been completed at the end of years one, three and five, and the 5% charge would apply. At the end of the tenth account year, the early withdrawal charge is waived regardless of the number of purchase payment periods completed and no early withdrawal charge would apply.

[**] This example does not apply if during the income phase a nonlifetime payment option is elected with variable payments and a lump-sum withdrawal is requested within three years after payments start. In this case, the lump-sum payment is treated as a withdrawal during the accumulation phase and may be subject to an early withdrawal charge as shown in Example A.

CONDENSED FINANCIAL INFORMATION

Understanding Condensed Financial Information. In Appendix V, we provide condensed financial information about the Variable Annuity Account B subaccounts available under the contracts. The tables show the value of the subaccounts over the past ten years. For subaccounts that were not available ten years ago, we give a history from the date of first availability or the date purchase payments were first received (as noted in the tables).

Financial Statements. The statements of assets and liabilities, the statements of operations, the statements of changes in net assets and the related notes to financial statements for Variable Annuity Account B and the consolidated financial statements and the related notes to consolidated financial statements for ING Life Insurance and Annuity Company are located in the Statement of Additional Information.

THE COMPANY

ING Life Insurance and Annuity Company issues the contracts described in this prospectus and is responsible for providing each contract's insurance and annuity benefits. All guarantees and benefits provided under the contract that are not related to the separate account are subject to the claims paying ability of the Company and our general account. We are a direct, wholly owned subsidiary of Lion Connecticut Holdings Inc.

We are a stock life insurance company organized under the insurance laws of the State of Connecticut in 1976 and an indirect wholly owned subsidiary of ING Groep N.V. ("ING"), a global financial institution active in the fields of insurance, banking and asset management. Through a merger our operations include the business of Aetna Variable Annuity Insurance Company (formerly known as Participating Annuity Life Insurance Company, an Arkansas life insurance company organized in 1954). Prior to January 1, 2002, the Company was known as Aetna Life Insurance and Annuity Company.

Pursuant to an agreement with the European Commission ("EC"), ING has announced its intention to divest itself of ING U.S., Inc. and its subsidiaries, including the Company ("ING U.S."), which constitutes ING's U.S.-based retirement, investment management and insurance operations. Under the agreement with the EC, ING is required to divest itself of at least 25% of ING U.S. by the end of 2013, more than 50% by the end of 2014 and 100% by the end of 2016. While all options for effecting the separation from ING remain open, ING has announced that the base case for this separation includes an initial public offering ("IPO") of ING U.S., and in connection with the proposed IPO of its common stock ING U.S. filed a registration statement on Form S-1 with the SEC in November 2012, which was amended in January, March and April 2013. While the base case for the separation is an IPO, all options remain open and it is possible that ING's divestment of ING U.S. may take place by means of a sale to a single buyer or group of buyers.

We are engaged in the business of issuing life insurance and annuities.

Our principal executive offices are located at:

> One Orange Way
> Windsor, Connecticut 06095-4774

Product Regulation. Our products are subject to a complex and extensive array of state and federal tax, securities and insurance laws and regulations, which are administered and enforced by a number of governmental and self-regulatory authorities including state insurance regulators, state securities administrators, the SEC, the Financial Industry Regulatory Authority ("FINRA"), the Department of Labor and the Internal Revenue Service ("IRS"). For example, U.S federal income tax law imposes certain requirements relating to product design, administration and investments that are conditions for beneficial tax treatment of such products under the Tax Code. **See "TAX CONSIDERATIONS for further discussion of some of these requirements.** Failure to administer certain product features could affect such beneficial tax treatment. In addition, state and federal securities and insurance laws impose requirements relating to insurance product design, offering and distribution and administration. Failure to meet any of these complex tax, securities or insurance requirements could subject the Company to administrative penalties imposed by a particular governmental or self regulatory authority and unanticipated claims and costs associated with remedying such failure. Additionally, such failure could harm the Company's reputation, interrupt the Company's operations or adversely impact profitability.

CONTRACT PURCHASE AND PARTICIPATION

Contracts Available for Purchase. The contracts are designed for deferred compensation plans sponsored by an employer for its employees and/or independent contractors. The plans may be sponsored by:
- Non-governmental tax-exempt organizations for deferrals that are subject to Tax Code section 457 ("457 plans");
- Tax-exempt organizations for deferrals not subject to Tax Code section 457 ("non section 457 plans"); or
- Taxable organizations ("non section 457 plans").

When considering whether to purchase or participate in the contract, you should consult with a qualified financial representative about your financial goals, investment time horizon and risk tolerance.

Use of an Annuity Contract in Your Plan. Under the federal tax laws, earnings on amounts held in annuity contracts are generally not taxed until they are withdrawn. However, in the case of tax-favored deferred compensation arrangements (such as 457 plans or non-section 457 plans), an annuity contract is not necessary to obtain this favorable tax treatment and does not provide any tax benefits beyond the deferral already available to the arrangement itself. Annuities do provide other features and benefits (such as the option of lifetime income phase options at established rates) that may be valuable to you. You should discuss your alternatives with a qualified financial representative, taking into account the additional fees and expenses you may incur in an annuity.

Purchasing the Contract. The contract holder submits the required forms and application to us. If the forms are accepted, we will issue a contract to the contract holder.

Participating in the Contract. To participate in the contract, complete an enrollment form and submit it to us. If your enrollment is accepted, we establish an account for you under the contract. The contract holder must determine your eligibility to participate in its plan. We are not responsible for such determination.

Acceptance or Rejection. We must accept or reject an application or your enrollment materials within two business days of receipt. If the forms are incomplete, we may hold any forms and accompanying purchase payments for five business days, unless you consent to our holding them longer. Under limited circumstances, we may also agree, for a particular plan, to hold purchase payments for longer periods with the permission of the contract holder. If we agree to do this, we will deposit the purchase payments in the ING Money Market Portfolio subaccount until the forms are completed (or for a maximum of 105 days). If we reject the application or enrollment, we will return the forms and any purchase payments.

Methods of Purchase Payment. The following purchase payment methods are available:
- Continuous payments over time into an installment purchase payment account. Payments to an installment purchase payment account must be at least $100 per month ($1,200 annually). No payment may be less than $25; and
- Lump-sum transfer from a previous plan into a single purchase payment account, in accordance with our procedures in effect at the time of purchase.

If you participate in a 457(b) plan, the Tax Code places limits on how much of your compensation may be deferred annually. **See "TAX CONSIDERATIONS" for further information.**

Allocation of Purchase Payments. The contract holder or you, if the contract holder permits, directs us to allocate initial contributions to the investment options available under the plan. Generally you will specify this information on your enrollment materials. After your enrollment, changes to allocations for future purchase payments or transfer of existing balances among investment options may be requested in writing and, where available, by telephone or electronically.

Allocations must be in whole percentages, and there may be limitations on the number of investment options that can be selected at any one time. **See "INVESTMENT OPTIONS" and "TRANSFERS."**

Transfer Credits. The Company provides a transfer credit in some cases on transferred assets, as defined by the Company, subject to certain conditions and state approvals. This benefit is provided on a nondiscriminatory basis. If a transfer credit is due under the contract, you will be provided with additional information specific to the contract.

Election of a transfer credit may impact the mortality and expense risk charge and the credited interest rate under certain fixed interest options. **See "FEES" and "APPENDIX III."**

Tax Code Restrictions. The Tax Code places some limitations on contributions to your account. **See "TAX CONSIDERATIONS."**

Factors to Consider in the Purchase Decision. The decision to purchase or participate in the contract should be discussed with a qualified financial representative. Make sure that you understand the investment options it provides, its other features, the risks and potential benefits you will face and the fees and expenses you will incur when, together with a qualified financial representative, you consider an investment in the contract. You should pay attention to the following issues, among others:
- **Long-Term Investment** – The contract is a long-term investment and is typically most useful as part of a personal retirement plan. Early withdrawals may be restricted by the Tax Code or your plan or may expose you to early withdrawal charges or tax penalties. The value of deferred taxation on earnings grows with the amount of time funds are left in the contract. You should not participate in the contract if you are looking for a short-term investment or expect to need to make withdrawals before you are 59½ (or otherwise able to withdraw amounts from your plan);
- **Investment Risk** – The value of investment options available under the contract may fluctuate with the markets and interest rates. You should not participate in the contract in order to invest in these options if you cannot risk getting back less money than you put in;
- **Features and Fees** – The fees for the contract reflect costs associated with the features and benefits it provides. As you consider the contract, you should determine the value that these various benefits and features have for you, given your particular circumstances, and consider the charges for those features; and

- **Exchanges** – Replacing an existing insurance contract with the contract may not be beneficial to you. If the contract will be a replacement for another annuity contract or mutual fund option under the plan, you should compare the two options carefully, compare the costs associated with each and identify additional benefits available under the contract. You should consider whether these additional benefits justify incurring a new schedule of early withdrawal charges or any increased charges that might apply under the contract. Also, be sure to talk to a qualified financial representative or tax adviser to make sure that the exchange will be handled so that it is tax-free.

Other Products – We and our affiliates offer various other products with different features and terms than these contracts, which may offer some or all of the same funds. These products have different benefits, fees and charges and may offer different share classes of the funds offered in the contract that are less expensive. These other products may or may not better match your needs. You should be aware that there are other options available, and, if you are interested in learning more about these other products, contact your local representative. These other options may not be available under your plan.

CONTRACT OWNERSHIP AND RIGHTS

Who Owns the Contract? The contract holder. This is the person or entity to whom we issue the contract.

Who Owns Money Accumulated under the Contract? All dollars accumulated under the contracts, including contributions attributable to deferred compensation, are part of your employer's general assets and subject to the claims of its general creditors. The plan exclusively governs what benefits are available to you and those benefits are provided from your employer's general assets.

What Rights Do I Have under the Contract? The contract holder, usually your employer, holds all rights under the contract. The contract holder's plan, which you participate in, may permit you to exercise some of those rights.

RIGHT TO CANCEL

When and How to Cancel. If the contract holder chooses to cancel a contract, we must receive the contract and a written notice of cancellation within ten days (or a longer period if required by state law) after the contract holder's receipt of the contract.

Refunds to Contract Holders. We will produce a refund to the contract holder no later than seven calendar days after we receive the contract and the written notice of cancellation at the address listed in **"CONTRACT OVERVIEW – Questions: Contacting the Company."** The refund will equal amounts contributed to the contract plus any earnings or less any losses attributable to the investment options in which amounts were invested. Any mortality and expense risk charges and administrative expense charges deducted during the period you held the contract will not be returned. We will neither deduct an early withdrawal charge nor apply a market value adjustment to any amounts you contributed to the Guaranteed Accumulation Account. In certain states we are required to refund contributions. When a refund of contributions is not required, the investor bears any investment risk.

INVESTMENT OPTIONS

The contract offers variable investment options and fixed interest options. When we establish your account(s), the contract holder, or you if permitted by the plan, instructs us to direct account dollars to any of the available options. We may add, withdraw or substitute investment options subject to the conditions in the contract and in compliance with regulatory requirements.

Variable Investment Options

These options are subaccounts of Variable Annuity Account B. Each subaccount invests directly in shares of a corresponding mutual fund, and earnings on amounts invested in a subaccount will vary depending upon the performance and fees of its underlying fund. You do not invest directly in or hold shares of the funds.

Variable Annuity Account B

We established Variable Annuity Account B (the "separate account") under Connecticut Law in 1976 as a continuation of the separate account established in 1974 under Arkansas law of Aetna Variable Annuity Life Insurance Company. The separate account was established as a segregated asset account to fund variable annuity contracts. The separate account is registered as a unit investment trust under the Investment Company Act of 1940, as amended (the "1940 Act"). It also meets the definition of "separate account" under the federal securities laws.

Although we hold title to the assets of the separate account, such assets are not chargeable with the liabilities of any other business that we conduct. Income, gains or losses of the separate account are credited to or charged against the assets of the separate account without regard to other income, gains or losses of the Company. All obligations arising under the contracts are obligations of the Company. All guarantees and benefits provided under the contract that are not related to the separate account are subject to the claims paying ability of the Company and our general account.

Funds Available Through the Separate Account

The separate account is divided into subaccounts. Each subaccount invests directly in shares of a corresponding fund. The funds available through the subaccounts of the separate account are listed in the front of this prospectus. We also provide brief descriptions of each fund in Appendix IV. Please refer to the fund prospectuses for additional information. Fund prospectuses may be obtained free of charge at the address and telephone number listed in **"CONTRACT OVERVIEW – Questions: Contacting the Company,"** by accessing the SEC's website or by contacting the SEC Public Reference Branch.

Risks of Investing in the Funds

Mixed and Shared Funding. The funds described in this prospectus are available only to insurance companies for their variable contracts (or directly to certain retirement plans, as allowed by the Tax Code). Such funds are often referred to as "insurance-dedicated funds" and are used for "mixed" and "shared" funding.

"Mixed funding" occurs when shares of a fund, which the subaccount buys for variable annuity contracts, are bought for variable life insurance contracts issued by us or other insurance companies.

"Shared funding" occurs when shares of a fund, which the subaccount buys for variable annuity contracts, are also bought by other insurance companies for their variable annuity contracts. In other words:
- Mixed funding – bought for annuities and life insurance; and
- Shared funding – bought by more than one company.

Possible Conflicts of Interest. With respect to insurance dedicated funds, it is possible that a conflict of interest may arise due to mixed and shared funding, a change in law affecting the operations of variable annuity separate accounts, differences in the voting instructions of the contract holder and others maintaining a voting interest in the funds or some other reason. Such a conflict could adversely impact the value of a fund. For example, if a conflict of interest occurred and one of the subaccounts withdrew its investment in a fund, the fund may be forced to sell its securities at disadvantageous prices, causing its share value to decrease. Each fund's board of directors or trustees will monitor events in order to identify any material irreconcilable conflicts that may arise and to determine what action, if any, should be taken to address such conflicts. In the event of a conflict, the Company will take any steps necessary to protect contract holders and annuitants maintaining a voting interest in the funds, including the withdrawal of Variable Annuity Account B from participation in the funds that are involved in the conflict.

For additional risks associated with each fund, please see the fund's prospectus.

Voting Rights

Each of the subaccounts holds shares in a fund and each is entitled to vote at regular and special meetings of that fund. Under our current view of applicable law, we will vote the shares for each subaccount as instructed by persons having a voting interest in the subaccount. Under the contracts described in this prospectus, the contract holder, not the plan participant, has all voting rights. We will vote shares for which instructions have not been received in the same proportion as those for which we received instructions. Each person who has a voting interest in the separate account will receive periodic reports relating to the funds in which he or she has an interest, as well as any proxy materials and a form on which to give voting instructions. Voting instructions will be solicited by a written communication at least 14 days before the meeting.

The number of votes, whole and fractional, any person is entitled to direct will be determined as of the record date set by any fund the contract holder invests in through the subaccounts. Additionally:
- During the accumulation phase, the number of votes is equal to the portion of the account value invested in the fund, divided by the net asset value of one share of that fund; and
- During the income phase, the number of votes is equal to the portion of reserves set aside for the contract's share of the fund, divided by the net asset value of one share of that fund.

Right to Change the Separate Account

Subject to state and federal law and the rules and regulations thereunder, we may, from time to time, make any of the following changes to the separate account with respect to some or all classes of contracts:
- Offer additional subaccounts that will invest in funds we find appropriate for contracts we issue;
- Combine two or more subaccounts;
- Close subaccounts. We will provide advance notice by a supplement to this prospectus if we close a subaccount. If a subaccount is closed or otherwise is unavailable for new investment, unless we receive alternative allocation instructions, all future amounts directed to the subaccount that was closed or is unavailable may be automatically allocated among the other available subaccounts according to the most recent allocation instructions we have on file. If the most recent allocation instructions we have on file do not include any available subaccounts, we must be provided with alternative allocation instructions. Alternative allocation instructions can be given by contacting us at the address and telephone number listed in **"CONTRACT OVERVIEW – Questions: Contacting the Company." See also the "TRANSFERS" section of this prospectus for information about making subaccount allocation changes;**

- Substitute a new fund for a fund in which a subaccount currently invests. In the case of a substitution, the new fund may have different fees and charges than the fund it replaced. A substitution may become necessary if, in our judgment:
  - ▷ A fund no longer suits the purposes of your contract;
  - ▷ There is a change in laws or regulations;
  - ▷ There is a change in the fund's investment objectives or restrictions;
  - ▷ The fund is no longer available for investment; or
  - ▷ Another reason we deem a substitution is appropriate.
- Stop selling the contract;
- Limit or eliminate any voting rights for the separate account; or
- Make any changes required by the 1940 Act or its rules or regulations.

We will not make a change until the change is disclosed in an effective prospectus or prospectus supplement, authorized, if necessary, by an order from the SEC and approved, if necessary, by the appropriate state insurance department(s).

The changes described above do not include those changes that may, if allowed under your plan, be initiated by your plan sponsor.

Fixed Interest Options

For descriptions of the fixed interest options available through the contract, see Appendices I, II and III and the Guaranteed Accumulation Account prospectus. The Guaranteed Accumulation Account prospectus may be obtained free of charge at the address and telephone number listed in **"CONTRACT OVERVIEW – Questions: Contacting the Company,"** by accessing the SEC's website or by contacting the SEC's Public Reference Branch.

Selecting Investment Options

When selecting investment options:
- **Choose options appropriate for you**. Your local representative can help you evaluate which subaccounts or fixed interest options may be appropriate for your financial goals;
- **Understand the risks associated with the options you choose.** Some subaccounts invest in funds that are considered riskier than others. Funds with additional risks are expected to have a value that rises and falls more rapidly and to a greater degree than other funds. For example, funds investing in foreign or international securities are subject to additional risks not associated with domestic investments, and their performance may vary accordingly. Also, funds using derivatives in their investment strategy may be subject to additional risks; and
- **Be informed.** Read this prospectus, the fund prospectus, fixed interest option appendices and the Guaranteed Accumulation Account prospectus.

Furthermore, be aware that there may be:
- **Limits on Option Availability.** Some subaccounts and fixed interest options may not be available through certain contracts and plans or in some states. Your plan sponsor may also have selected a subset of variable investment and/or fixed interest options to be available under your plan; and
- **Limits on Number of Options Selected.** Generally the contract holder or you, if permitted by the plan, may select no more than 25 investment options at enrollment. Thereafter, more than 25 investment options can be selected at any one time.

FEES

The following repeats and adds to information provided in the **"FEE TABLE"** section. Please review both this section and the **"FEE TABLE"** section for information on fees.

Transaction Fees

Early Withdrawal Charge

Withdrawals of all or a portion of your account value may be subject to a charge. In the case of a partial withdrawal where you request a specified dollar amount, the amount withdrawn from your account will be the amount you specified plus an adjustment for any applicable early withdrawal charge.

Purpose. This is a deferred sales charge. It reimburses us for some of the sales and administrative expenses associated with the contract. If our expenses are greater than the amount we collect for the early withdrawal charge, we may use any of our corporate assets, including potential profit that may arise from the mortality and expense risk charge, to make up any difference.

Amount. This charge is a percentage of the amount withdrawn. The percentage is determined by the early withdrawal charge schedule that applies to your account. It will never be more than 8.50% of your total purchase payments to your account.

Early Withdrawal Charge Schedules

Installment Purchase Payment Accounts		Single Purchase Payment Accounts	
Purchase Payment Periods or Deposit Cycles Completed	**Early Withdrawal Charge**	**Account Years Completed**	**Early Withdrawal Charge**
Fewer than 5	5%	Fewer than 5	5%
5 or more but fewer than 7	4%	5 or more but fewer than 6	4%
7 or more but fewer than 9	3%	6 or more but fewer than 7	3%
9 or more but fewer than 10	2%	7 or more but fewer than 8	2%
10 or more	0%	8 or more but fewer than 9	1%
		9 or more	0%

Types of Fees

The following types of fees or deductions may affect your account:

- **Transaction Fees:**
  - ▹ Early Withdrawal Charge
  - ▹ Redemption Fees
- **Periodic Fees and Charges:**
  - ▹ Annual Maintenance Fee
  - ▹ Mortality and Expense Risk Charge
  - ▹ Administrative Expense Charge
- **Fund Fees and Expenses; and**
- **Premium and Other Taxes.**

Terms to Understand in Schedules

Account Year – A 12-month period measured from the date we establish your account, or measured from any anniversary of that date.

Purchase Payment Period (also called "Deposit Cycle") (for installment purchase payments) **–** The period of time it takes to complete the number of installment payments expected to be made to your account over a year. For example, if your payment frequency is monthly, a payment period is completed after 12 purchase payments are made. If only 11 purchase payments are made, the payment period is not completed until the twelfth purchase payment is made. At any given time, the number of payment periods completed cannot exceed the number of account years completed, regardless of the number of payments made.

Waiver. The early withdrawal charge is waived for portions of a withdrawal that are:

- Used to provide payments to you during the income phase;
- Paid because of your death before income phase payments begin;
- Paid where your account value is $3,500 or less (or, if applicable, as otherwise allowed by the plan for a lump-sum cashout without a participant's consent) and no part of the account has been taken as a withdrawal or used to provide income phase payments within the prior 12 months[*];
- Taken because of the election of a systematic distribution option (if available under your contract), **see "SYSTEMATIC DISTRIBUTION OPTIONS"**;
- Taken when you are 59½ or older, have an installment purchase payment account and have completed at least nine purchase payment periods;
- Taken on or after the tenth anniversary of the effective date of the account;
- For 457 plans only, withdrawn due to a hardship resulting from an unforeseeable emergency as defined by the Tax Code and regulations thereunder; or
- For contracts issued in connection with retirement programs for select management and highly compensated healthcare employees in plans formerly carried under certain hospital association endorsements, withdrawn due to your separation from service.

Reduction, Waiver or Elimination. In addition to the specific waivers described above, we may reduce, waive or eliminate the early withdrawal charge for a particular plan. Any such reduction will reflect the differences we expect in distribution costs or services meant to be defrayed by this charge. Factors we consider for a reduction include, but are not limited to, the following:

- The number of participants under the plan;
- The expected level of assets and/or cash flow under the plan;
- Our agent's involvement in sales activities;
- Our sales-related expenses;
- Distribution provisions under the plan;
- The plan's purchase of one or more other variable annuity contracts from us and the features of those contracts;
- The level of employer involvement in determining eligibility for distributions under the contract; and
- Our assessment of financial risk to the Company relating to withdrawals.

We will not reduce the early withdrawal charge in a manner that is unfairly discriminatory against any person.

We may also apply different early withdrawal charge provisions in contracts issued to certain employer groups or associations which have negotiated the contract terms on behalf of their employees. We will offer any resulting early withdrawal charge uniformly to all employees in the group.

Waiver of Early Withdrawal Charge (for those contracts that waive these charges upon separation from service). Although the Tax Code permits distributions upon a participant's severance from employment, the contracts do not provide for a waiver of early withdrawal charges unless, under certain contracts, the severance from employment would otherwise have qualified as a separation from service under prior IRS "same desk" guidance (prior to enactment of the Economic Growth and Tax Relief Reconciliation Act of 2001). Generally, a severance from employment due to a merger, liquidation, consolidation or other employer transaction does not qualify as a separation from service.

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[*] If the contract holder makes a full withdrawal from more than one of the accounts on your behalf, the value of those accounts will be added together to determine eligibility for the $3,500 exemption. This option is not available for contracts where we do not maintain participant accounts or for withdrawals of all accounts under one contract.

Redemption Fees

Certain funds may impose redemption fees as a result of withdrawals, transfers or other fund transactions you initiate. If applicable, we may deduct the amount of any redemption fees imposed by the underlying mutual funds as a result of withdrawals, transfers or other fund transactions you initiate and remit such fees back to that fund. Redemption fees, if any, are separate and distinct from any transaction charges or other charges deducted from your account value. For a more complete description of the funds' fees and expenses, review each fund's prospectus.

Periodic Fees and Charges

Annual Maintenance Fee

Maximum Amount. $20. (This fee only applies to installment purchase payment accounts.)

When/How. For those plans that have a maintenance fee, each year during the accumulation phase we deduct this fee from your account value. We deduct it on your account anniversary and, in some cases, at the time of full withdrawal. It is deducted on a pro rata basis from your account value invested in the subaccounts and the fixed interest options. For certain contracts the maintenance fee is deducted for each asset account maintained under the contract, in which case a maximum of $20 per asset account may be applied.

Purpose. This fee helps defray the administrative expenses we incur in establishing and maintaining your account.

Reduction, Waiver or Elimination. When the plan meets certain criteria, we may reduce, waive or eliminate the maintenance fee. Factors we consider reflect differences in our level of administrative costs and services, such as:
- The size, type and nature of the group for which a contract is issued;
- The amount of contributions to the contract;
- The anticipated level of administrative expenses such as billing for payments, producing periodic reports, providing for the direct payment of account charges rather than having them deducted from account values and any other factors pertaining to the level and expense of administrative services we will provide; and
- The number of eligible participants and the program's participation rate.

We will not unfairly discriminate against any person if we reduce or eliminate the maintenance fee. We will make any reduction or elimination of this fee according to our own rules in effect at the time an application for a contract is approved. We reserve the right to change these rules from time to time.

Mortality and Expense Risk Charge

Maximum Amount. 1.25% annually of your account value invested in the subaccounts. We may charge a different fee for different funds (but not beyond the maximum amount).

When/How. This fee is deducted daily from the subaccounts. We do not deduct this fee from any fixed interest option. This fee is assessed during both the accumulation phase and the income phase. **See "INCOME PHASE – Fees Deducted."**

Purpose. This fee compensates us for the mortality and expense risks we assume under the contract, namely:
- Mortality risks are those risks associated with our promise to make lifetime income phase payments based on annuity rates specified in the contract and our funding of the death benefit and other payments we make to owners or beneficiaries of the accounts; and
- Expense risk is the risk that the actual expenses we incur under the contract will exceed the maximum costs that we can charge.

If the amount we deduct for this fee is not enough to cover our mortality costs and expenses under the contract, we will bear the loss. We may use any excess to recover distribution costs relating to the contract and as a source of profit. We expect to earn a profit from this fee.

Reduction. We may reduce the mortality and expense risk charge from the maximum when the plan meets certain criteria and we agree to the reduction with the contract holder in writing. Some contracts have a reduced mortality and expense risk charge only during the accumulation phase of the account, which then increases during the income phase (but not beyond the maximum amount). Any reduction will reflect differences in expenses for administration based on such factors as:

- The plan design (for example, the plan may favor stability of invested assets and limit the conditions for withdrawals and available investment options, which in turn lowers administrative expenses);
- The size of the prospective group, projected annual number of eligible participants and the program's participation rate or the number of participants estimated to choose the contract;
- The frequency, consistency and method of submitting payments;
- The method and extent of onsite services we provide and the contract holder's involvement in services such as enrollment and ongoing participant services;
- The contract holder's support and involvement in the communication, enrollment, participant education and other administrative services;
- The projected frequency of distributions;
- The type and level of other factors that affect the overall administrative expense; and
- Whether or not a transfer credit was selected by the plan sponsor.

We will determine any reduction of mortality and expense risk on a basis that is not unfairly discriminatory according to our rules in effect at the time a contract application is approved. We reserve the right to change these rules from time to time.

Administrative Expense Charge

Maximum Amount. 0.25% annually of your account value invested in the subaccounts.

When/How. For all participants who became covered under a contract on or after November 5, 1984, we reserve the right to charge an administrative expense fee of up to 0.25% annually. This fee may be assessed during the accumulation phase and/or the income phase. If we are imposing this fee under the contract issued in connection with your plan when you enter the income phase, the fee will apply to you during the entire income phase.

The administrative expense charge is not imposed on all contracts:

- Beginning on April 4, 1997, we began to deduct this charge during the accumulation phase for contracts effective before October 31, 1996, where the number of participants was less than 30 as of November 30, 1996, and the contract holder had chosen not to elect one of the Company's electronic standards for cash collection and application of participant contribution data. However, we do not impose the administrative expense charge for participants under those contracts who enrolled in a group contract or became covered under an individual contract before November 5, 1984;
- Effective on or after June 1, 2013, we will begin to impose this charge with respect to participants who became covered under a contract on or after November 5, 1984, where the contract was issued in connection with retirement programs for select management and highly compensated healthcare employees in plans formerly carried under certain hospital association endorsements.
- We do not currently deduct an administrative expense charge during the accumulation phase for any contracts other than those described above; and
- We do not currently deduct an administrative expense charge during the income phase for any contracts.

Purpose. This charge helps defray the cost of providing administrative services under the contracts and in relation to the separate account and subaccounts.

Fund Fees and Expenses

As shown in the fund prospectuses and described in the **"FEE TABLE –** *Fund Fees and Expenses***"** section of this prospectus, each fund deducts management/investment advisory fees from the amounts allocated to the fund. In addition, each fund deducts other expenses which may include service fees that may be used to compensate service providers, including the Company and its affiliates, for administrative and contract owner services provided on behalf of the fund. Furthermore, certain funds deduct a distribution or 12b-1 fee, which is used to finance any activity that is primarily intended to result in the sale of fund shares. Fund fees and expenses are deducted from the value of the fund shares on a daily basis, which in turn affects the value of each subaccount that purchases fund shares. Fund fees and expenses are one factor that impacts the value of a fund's shares. **To learn more about fund fees and expenses, the additional factors that can affect the value of a fund's shares and other important information about the funds, refer to the fund prospectuses.**

Less expensive share classes of the funds offered through the contract may be available for investment outside of the contract. You should evaluate the expenses associated with the funds available through the contract before making a decision to invest.

Revenue from the Funds

The Company may receive compensation from each of the funds or the funds' affiliates. For certain funds, some of this compensation may be paid out of 12b-1 fees or service fees that are deducted from fund assets. Any such fees deducted from fund assets are disclosed in the fund prospectuses. The Company may also receive additional compensation from certain funds for administrative recordkeeping or other services provided by the Company to the funds or the funds' affiliates. These additional payments may also be used by the Company to finance distribution. These additional payments are made by the funds or the funds' affiliates to the Company and do not increase, directly or indirectly, the fund fees or expenses.

The amount of revenue the Company may receive from each of the funds or from the funds' affiliates may be substantial, although the amount and types of revenue vary with respect to each of the funds offered through the contract. This revenue is one of several factors we consider when determining contract fees and charges and whether to offer a fund through our contracts. **Fund revenue is important to the Company's profitability, and it is generally more profitable for us to offer affiliated funds than to offer unaffiliated funds.**

Assets allocated to affiliated funds, meaning funds managed by Directed Services LLC, ING Investments LLC or another Company affiliate, generate the largest dollar amount of revenue for the Company. Affiliated funds may also be subadvised by a Company affiliate or by an unaffiliated third party. Assets allocated to unaffiliated funds, meaning funds managed by an unaffiliated third party, generate lesser, but still substantial dollar amounts of revenue for the Company. The Company expects to earn a profit from this revenue to the extent it exceeds the Company's expenses, including the payment of sales compensation to our distributors.

Revenue Received from Affiliated Funds. The revenue received by the Company from affiliated funds may be deducted from fund assets and may include:
- A share of the management fee;
- Service fees;
- For certain share classes, compensation paid from 12b-1 fees; and
- Other revenues that may be based either on an annual percentage of average net assets held in the fund by the Company or a percentage of the fund's management fees.

In the case of affiliated funds subadvised by unaffiliated third parties, any sharing of the management fee between the Company and the affiliated investment adviser is based on the amount of such fee remaining after the subadvisory fee has been paid to the unaffiliated subadviser. Because subadvisory fees vary by subadviser, varying amounts of revenue are retained by the affiliated investment adviser and ultimately shared with the Company. The sharing of the management fee between the Company and the affiliated investment adviser does not increase, directly or indirectly, fund fees and expenses. The Company may also receive additional compensation in the form of intercompany payments from an affiliated fund's investment adviser or the investment adviser's parent in order to allocate revenue and profits across the organization. The intercompany payments and other revenue received from affiliated funds provide the Company with a financial incentive to offer affiliated funds through the contract rather than unaffiliated funds.

Additionally, in the case of affiliated funds subadvised by third parties, no direct payments are made to the Company or the affiliated investment adviser by the subadvisers. However, subadvisers may provide reimbursement for employees of the Company or its affiliates to attend business meetings or training conferences.

Revenue Received from Unaffiliated Funds. Revenue received from each of the unaffiliated funds or their affiliates is based on an annual percentage of the average net assets held in that fund by the Company. Some unaffiliated funds or their affiliates pay us more than others and some of the amounts we receive may be significant.

The revenue received by the Company or its affiliates from unaffiliated funds may be deducted from fund assets and may include:
- Service fees;
- For certain share classes, compensation paid from 12b-1 fees; and
- Additional payments for administrative, recordkeeping or other services which we provide to the funds or their affiliates, such as processing purchase and redemption requests and mailing fund prospectuses, periodic reports and proxy materials. These additional payments do not increase directly or indirectly the fees and expenses shown in each fund's prospectus. These additional payments may be used by us to finance distribution of the contract.

If the unaffiliated fund families currently offered through the contract that made payments to us were individually ranked according to the total amount they paid to the Company or its affiliates in 2012 in connection with the registered variable annuity contracts issued by the Company, that ranking would be as follows:
- Fidelity Investments[®];
- American Funds[®];
- OppenheimerFunds, Inc.;
- Franklin[®] Templeton[®] Investments;
- PIMCO Funds;
- Columbia Funds;
- Lord Abbett Funds;
- Invesco Investments;
- Pioneer Investments; and
- Calvert Funds.

If the revenues received from the affiliated funds were taken into account when ranking the funds according to the total dollar amount they paid to the Company or its affiliates in 2012, the affiliated funds would be at the top of the list.

In addition to the types of revenue received from affiliated and unaffiliated funds described above, affiliated and unaffiliated funds and their investment advisers, subadvisers or affiliates may participate at their own expense in Company sales conferences or educational and training meetings. In relation to such participation, a fund's investment adviser, subadviser or affiliate may help offset the cost of the meetings or sponsor events associated with the meetings. In exchange for these expense offset or sponsorship arrangements, the investment adviser, subadviser or affiliate may receive certain benefits and access opportunities to Company sales representatives and wholesalers rather than monetary benefits. These benefits and opportunities include, but are not limited to, co-branded marketing materials, targeted marketing sales opportunities, training opportunities at meetings, training modules for sales personnel and opportunities to host due diligence meetings for representatives and wholesalers.

Please note certain management personnel and other employees of the Company or its affiliates may receive a portion of their total employment compensation based on the amount of net assets allocated to affiliated funds. **See also "CONTRACT DISTRIBUTION."**

Fund of Funds

Certain funds may be structured as "fund of funds" or "master-feeder" funds. These funds may have higher fees and expenses than a fund that invests directly in debt and equity securities because they also incur the fees and expenses of the underlying funds in which they invest. These funds may be affiliated funds, and the underlying funds in which they invest may be affiliated as well. The fund prospectuses disclose the aggregate annual operating expenses of each fund and its corresponding underlying fund or funds. These funds are identified in the investment option list in the front of this prospectus.

Premium and Other Taxes

Maximum Amount. Some states and municipalities charge a premium tax on annuities. These taxes currently range from 0% to 4%, depending upon the jurisdiction.

When/How. We reserve the right to deduct a charge for premium taxes from your account value or from purchase payments to the account at any time, but not before there is a tax liability under state law. For example, we may deduct a charge for premium taxes at the time of a complete withdrawal or we may reflect the cost of premium taxes in our income phase payment rates when you commence income phase payments. We will not deduct a charge for any municipal premium tax of 1% or less, but we reserve the right to reflect such an expense in our annuity purchase rates.

In addition, the Company reserves the right to assess a charge for any federal taxes due against the separate account. **See "TAX CONSIDERATIONS."**

YOUR ACCOUNT VALUE

During the accumulation phase, your account value at any given time equals:
- Account dollars directed to the fixed interest options, including interest earnings to date; less
- Deductions, if any, from the fixed interest options (for example, withdrawals and fees); plus
- The current dollar value of amounts held in the subaccounts, which takes into account investment performance and fees deducted from the subaccounts.

Subaccount Accumulation Units. When a fund is selected as an investment option, your account dollars invest in "accumulation units" of the Variable Annuity Account B subaccount corresponding to that fund. The subaccount invests directly in the fund shares. The value of your interests in a subaccount is expressed as the number of accumulation units you hold multiplied by an "accumulation unit value," as described below, for each unit.

Accumulation Unit Value. The value of each accumulation unit in a subaccount is called the accumulation unit value ("AUV"). The value of accumulation units varies daily in relation to the underlying fund's investment performance. The value also reflects deductions for fund fees and expenses, the mortality and expense risk charge and the administrative charge, if any. We discuss these deductions in more detail in **"FEE TABLE" and "FEES."**

Valuation. We determine the AUV every business day after the close of the New York Stock Exchange ("NYSE") (normally at 4:00 p.m. Eastern Time). At that time, we calculate the current AUV by multiplying the AUV last calculated by the "net investment factor" of the subaccount. The net investment factor measures the investment performance of the subaccount from one valuation to the next.

Current AUV = Prior AUV x Net Investment Factor

Net Investment Factor. The net investment factor for a subaccount between two consecutive valuations equals the sum of 1.0000 plus the net investment rate.

Net Investment Rate. The net investment rate is computed according to a formula that is equivalent to the following:

- The net assets of the fund held by the subaccount as of the current valuation; minus
- The net assets of the fund held by the subaccount at the preceding valuation; plus or minus
- Taxes or provisions for taxes, if any, due to subaccount operations (with any federal income tax liability offset by foreign tax credits to the extent allowed); divided by
- The total value of the subaccount units at the preceding valuation; minus
- A daily deduction for the mortality and expense risk charge and the administrative expense charge, if any, and any other fees deducted daily from investments in the separate account. **See "FEES."**

The net investment rate may be either positive or negative.

Hypothetical Illustration. As a hypothetical illustration, assume that an investor contributes $5,000 to his account and directs us to invest $3,000 in Fund A and $2,000 in Fund B. After receiving the contribution and following the next close of business of the NYSE, the applicable AUV's are $10 for Subaccount A and $25 for Subaccount B. The investor's account is credited with 300 accumulation units of Subaccount A and 80 accumulation units of Subaccount B.

Step 1: An investor contributes $5,000.

Step 2:

- He directs us to invest $3,000 in Fund A. His dollars purchase 300 accumulation units of Subaccount A ($3,000 divided by the current $10 AUV); and
- He directs us to invest $2,000 in Fund B. His dollars purchase 80 accumulation units of Subaccount B ($2,000 divided by the current $25 AUV).

Step 3: The separate account then purchases shares of the applicable funds at the current market value (net asset value or "NAV").


$5,000 contribution
Step 1 ↓
ING Life Insurance and Annuity Company
Step 2 ↓
Variable Annuity Account B
Subaccount A 300 accumulation units
Subaccount B 80 accumulation units
Etc.
Step 3
Fund A
Fund B

The fund's subsequent investment performance, expenses and charges and the daily charges deducted from the subaccount will cause the AUV to move up or down on a daily basis.

Purchase Payments to Your Account. If all or a portion of initial purchase payments are directed to the subaccounts, they will purchase subaccount accumulation units at the AUV next computed after our acceptance of the applicable application or enrollment forms. Subsequent purchase payments or transfers directed to the subaccounts that we receive by the close of business of the NYSE will purchase subaccount accumulation units at the AUV computed after the close of the NYSE on that day. The value of subaccounts may vary day to day.

TRANSFERS

Transfers Among Investment Options. During the accumulation phase (and under some contracts, during the income phase) the contract holder, or you if permitted by the plan, may transfer amounts among investment options. Transfers from fixed interest options are restricted as outlined in Appendices I, II and III. Transfers may be requested in writing, by telephone or, where available, electronically. Transfers must be made in accordance with the terms of the contract.

Value of Transferred Dollars. The value of amounts transferred into or out of the funds will be based on the subaccount unit values next determined after we receive your transfer request in good order at the address listed in **"CONTRACT OVERVIEW – Questions: Contacting the Company"** or, if you are participating in the dollar cost averaging program, after your scheduled transfer. The contracts may restrict how many transfers, if any, are allowed among options during the income phase.

Telephone and Electronic Transfers: Security Measures. To prevent fraudulent use of telephone or electronic transactions (including, but not limited to, internet transactions), we have established security procedures. These include recording calls on our toll-free telephone lines and requiring use of a personal identification number ("PIN") to execute transactions. You are responsible for keeping your PIN and account information confidential. If we fail to follow reasonable security procedures, we may be liable for losses due to unauthorized or fraudulent telephone or other electronic transactions. We are not liable for losses resulting from following telephone or electronic instructions we believe to be genuine. If a loss occurs when we rely on such instructions, you will bear the loss.

Limits on Frequent or Disruptive Transfers

The contract is not designed to serve as a vehicle for frequent transfers. Frequent transfer activity can disrupt management of a fund and raise its expenses through:
- Increased trading and transaction costs;
- Forced and unplanned portfolio turnover;
- Lost opportunity costs; and
- Large asset swings that decrease the fund's ability to provide maximum investment return to all contract owners and participants.

This in turn can have an adverse effect on fund performance. **Accordingly, individuals or organizations that use market-timing investment strategies or make frequent transfers should not purchase or participate in the contract.**

Excessive Trading Policy. We and the other members of the ING family of companies that provide multi-fund variable insurance and retirement products have adopted a common Excessive Trading Policy to respond to the demands of the various fund families that make their funds available through our products to restrict excessive fund trading activity and to ensure compliance with Rule 22c-2 of the 1940 Act.

We actively monitor fund transfer and reallocation activity within our variable insurance products to identify violations of our Excessive Trading Policy. Our Excessive Trading Policy is violated if fund transfer and reallocation activity:

- Meets or exceeds our current definition of Excessive Trading, as defined below; or
- Is determined, in our sole discretion, to be disruptive or not in the best interests of other owners of our variable insurance and retirement products, or participants in such products.

We currently define Excessive Trading as:

- More than one purchase and sale of the same fund (including money market funds) within a 60 calendar day period (hereinafter, a purchase and sale of the same fund is referred to as a "round-trip"). This means two or more round-trips involving the same fund within a 60 calendar day period would meet our definition of Excessive Trading; or
- Six round-trips involving the same fund within a rolling 12 month period.

The following transactions are excluded when determining whether trading activity is excessive:

- Purchases or sales of shares related to non-fund transfers (for example, new purchase payments, withdrawals and loans);
- Transfers associated with scheduled dollar cost averaging, scheduled rebalancing or scheduled asset allocation programs;
- Purchases and sales of fund shares in the amount of $5,000 or less;
- Purchases and sales of funds that affirmatively permit short-term trading in their fund shares and movement between such funds and a money market fund; and
- Transactions initiated by us, another member of the ING family of companies or a fund.

If we determine that an individual or entity has made a purchase of a fund within 60 days of a prior round-trip involving the same fund, we will send them a letter warning that another sale of that same fund within 60 days of the beginning of the prior round-trip will be deemed to be Excessive Trading and result in a six month suspension of their ability to initiate fund transfers or reallocations through the internet, facsimile, Voice Response Unit ("VRU"), telephone calls to the ING Customer Service Center or other electronic trading medium that we may make available from time to time ("Electronic Trading Privileges"). Likewise, if we determine that an individual or entity has made five round-trips involving the same fund within a rolling 12 month period, we will send them a letter warning that another purchase and sale of that same fund within 12 months of the initial purchase in the first round-trip will be deemed to be Excessive Trading and result in a suspension of their Electronic Trading Privileges. According to the needs of the various business units, a copy of any warning letters may also be sent, as applicable, to the person(s) or entity authorized to initiate fund transfers or reallocations, the agent/registered representative or the investment adviser for that individual or entity. A copy of the warning letters and details of the individual's or entity's trading activity may also be sent to the fund whose shares were involved in the trading activity.

If we determine that an individual or entity has violated our Excessive Trading Policy, we will send them a letter stating that their Electronic Trading Privileges have been suspended for a period of six months. Consequently, all fund transfers or reallocations, not just those that involve the fund whose shares were involved in the activity that violated our Excessive Trading Policy, will then have to be initiated by providing written instructions to us via regular U.S. mail. Suspension of Electronic Trading Privileges may also extend to products other than the product through which the Excessive Trading activity occurred. During the six month suspension period, electronic "inquiry only" privileges will be permitted where and when possible. A copy of the letter restricting future transfer and reallocation activity to regular U.S. mail and details of the individual's or entity's trading activity may also be sent, as applicable, to the person(s) or entity authorized to initiate fund transfers or reallocations, the agent/registered representative or investment adviser for that individual or entity and the fund whose shares were involved in the activity that violated our Excessive Trading Policy.

Following the six month suspension period during which no additional violations of our Excessive Trading Policy are identified, Electronic Trading Privileges may again be restored. We will continue to monitor the fund transfer and reallocation activity, and any future violations of our Excessive Trading Policy will result in an indefinite suspension of Electronic Trading Privileges. A violation of our Excessive Trading Policy during the six month suspension period will also result in an indefinite suspension of Electronic Trading Privileges.

We reserve the right to suspend Electronic Trading Privileges with respect to any individual or entity, with or without prior notice, if we determine, in our sole discretion, that the individual's or entity's trading activity is disruptive or not in the best interests of other owners of our variable insurance and retirement products, or participants in such products, regardless of whether the individual's or entity's trading activity falls within the definition of Excessive Trading set forth above.

Our failure to send or an individual's or entity's failure to receive any warning letter or other notice contemplated under our Excessive Trading Policy will not prevent us from suspending that individual's or entity's Electronic Trading Privileges or taking any other action provided for in our Excessive Trading Policy.

The Company does not allow exceptions to our Excessive Trading Policy. We reserve the right to modify our Excessive Trading Policy, or the policy as it relates to a particular fund, at any time without prior notice, depending on, among other factors, the needs of the underlying fund(s), the best interests of contract owners, participants and fund investors and/or state or federal regulatory requirements. If we modify our policy, it will be applied uniformly to all contract owners and participants or, as applicable, to all contract owners and participants investing in the underlying fund.

Our Excessive Trading Policy may not be completely successful in preventing market-timing or excessive trading activity. If it is not completely successful, fund performance and management may be adversely affected, as noted above.

Limits Imposed by the Funds. Each underlying fund available through the variable insurance and retirement products offered by us and/or the other members of the ING family of companies, either by prospectus or stated policy, has adopted or may adopt its own excessive/frequent trading policy, and orders for the purchase of fund shares are subject to acceptance or rejection by the underlying fund. We reserve the right, without prior notice, to implement fund purchase restrictions and/or limitations on an individual or entity that the fund has identified as violating its excessive/frequent trading policy and to reject any allocation or transfer request to a subaccount if the corresponding fund will not accept the allocation or transfer for any reason. All such restrictions and/or limitations (which may include, but are not limited to, suspension of Electronic Trading Privileges and/or blocking of future purchases of a fund or all funds within a fund family) will be done in accordance with the directions we receive from the fund.

Agreements to Share Information with Fund Companies. As required by Rule 22c-2 under the 1940 Act, we have entered into information sharing agreements with each of the fund companies whose funds are offered through the contracts. Contract owner and participant trading information is shared under these agreements as necessary for the fund companies to monitor fund trading and our implementation of our Excessive Trading Policy. Under these agreements, the Company is required to share information regarding contract owner and participant transactions, including but not limited to information regarding fund transfers initiated by you. In addition to information about contract owner and participant transactions, this information may include personal contract owner and participant information, including names and social security numbers or other tax identification numbers.

As a result of this information sharing, a fund company may direct us to restrict a contract owner's or participant's transactions if the fund determines that the contract owner or participant has violated the fund's excessive/frequent trading policy. This could include the fund directing us to reject any allocations of purchase payments or account value to the fund or all funds within the fund family.

Dollar Cost Averaging Program. If available under your plan, you may participate in our dollar cost averaging program. There is no additional charge for this service. Dollar cost averaging is a system for investing that buys fixed dollar amounts of an investment at regular intervals, regardless of price. Our program transfers, at regular intervals, a fixed dollar amount to one or more subaccounts that you select. Dollar cost averaging neither ensures a profit nor guarantees against loss in a declining market. You should consider your financial ability to continue purchases through periods of low price levels. For additional information about this program, contact your local representative or call the Company at the number listed in **"CONTRACT OVERVIEW – Questions: Contacting the Company."** Subaccount reallocations or changes outside of the dollar cost averaging may affect the program. Changes such as fund mergers, substitutions or closures may also affect the program.

WITHDRAWALS

Making a Withdrawal. Subject to limitations on withdrawals from the Fixed Plus Account, the contract holder, or you if permitted by the plan, may withdraw all or a portion of your account value (on your behalf) at any time during the accumulation phase.

Steps for Making a Withdrawal. The contract holder, or you if permitted by the plan must:

- Select the Withdrawal Amount;
  - ▷ Full Withdrawal: You will receive, reduced by any required tax, your account value allocated to the subaccounts, the Guaranteed Accumulation Account (plus or minus any applicable market value adjustment) and the Fixed Account, minus any applicable early withdrawal charge, maintenance fee or redemption fees, plus the amount available for withdrawal from the Fixed Plus Account.
  - ▷ Partial Withdrawal (Percentage or Specified Dollar Amount): You will receive, reduced by any required tax, the amount you specify, subject to the value available in your account. However, the amount actually withdrawn from your account will be adjusted by any applicable redemption fees or any applicable early withdrawal charge for amounts withdrawn from the subaccounts, the Guaranteed Accumulation Account or the Fixed Account, and any positive or negative market value adjustment for amounts withdrawn from the Guaranteed Accumulation Account. The amount available from the Fixed Plus Account may be limited.

    For a description of limitations on withdrawals from the Fixed Plus Account, see "APPENDIX III."

- Select Investment Options. If not specified, we will withdraw dollars in the same proportion as the values you hold in the various investment options from each investment option in which you have an account value; and
- Properly complete a disbursement form and submit it to the address listed in **"CONTRACT OVERVIEW – Questions: Contacting the Company."**

Taxes, Fees and Deductions

Amounts withdrawn may be subject to one or more of the following:
- Early Withdrawal Charge. **See "FEES – Early Withdrawal Charge";**
- Maintenance Fee. **See "FEES – Maintenance Fee";**
- Market Value Adjustment. **See "APPENDIX I";**
- Redemption Fees. **See "FEES – Redemption Fees";**
- Tax Penalty. **See "TAX CONSIDERATIONS"; or**
- Tax Withholding. **See "TAX CONSIDERATIONS."**

To determine which may apply, refer to the appropriate sections of this prospectus, contact your local representative or call the Company at the number listed in **"CONTRACT OVERVIEW – Questions: Contacting the Company."**

Calculation of Your Withdrawal. We determine your account value every normal business day after the close of the NYSE. We pay withdrawal amounts based on your account value either as of the next valuation after we receive a request for withdrawal in good order at the address listed in **"CONTRACT OVERVIEW – Questions: Contacting the Company"** or on such later date as specified on the disbursement form.

SYSTEMATIC DISTRIBUTION OPTIONS

Availability of Systematic Distribution Options. These options may be exercised at any time during the accumulation phase of the contract. To exercise one of these options the account value must meet any minimum dollar amount and age criteria applicable to that option. To determine what systematic distribution options are available, check with the contract holder or the Company.

The systematic withdrawal options currently available under the contracts include the following:

- **SWO – Systematic Withdrawal Option.** SWO is a series of automatic partial withdrawals from your account based on the payment method selected. It is designed for those who want a periodic income while retaining accumulation phase investment flexibility for amounts accumulated under the contract; and
- **ECO – Estate Conservation Option.** ECO offers the same investment flexibility as SWO, but is designed for those who want to receive only the minimum distribution that the Tax Code requires each year. Under ECO, we calculate the minimum distribution amount required by law, generally at age 70½, and pay you that amount once a year. ECO is available under 457 plans only.

> **Features of a Systematic Distribution Option**
>
> If available under your contract, a systematic distribution option allows you to receive regular payments from your account without moving into the income phase. By remaining in the accumulation phase you retain certain rights and investment flexibility not available during the income phase. Because the account remains in the accumulation phase, all accumulation phase charges continue to apply.

Other Systematic Distribution Options. We may add additional systematic distribution options from time to time. You may obtain additional information relating to any of the systematic distribution options from your local representative or by contacting us at the number or address listed in **"CONTRACT OVERVIEW – Questions: Contacting the Company."**

Availability of Systematic Distribution Options. The Company may discontinue the availability of one or all of the systematic distribution options at any time and/or change the terms of future elections.

Terminating a Systematic Distribution Option. Once a systematic distribution option is elected, the contract holder may revoke it at any time by submitting a written request to the address listed in **"CONTRACT OVERVIEW – Questions: Contacting the Company."** Any revocation will apply only to the amount not yet paid. Once an option is revoked for an account, it may not be elected again until the next calendar year nor may any other systematic distribution option be elected.

Taxation. Taking a withdrawal through a systematic distribution option or revocation of election of a systematic distribution option may have tax consequences. **See "TAX CONSIDERATIONS."**

DEATH BENEFIT

The contract provides a death benefit in the event of your death, which is payable to the contract holder (usually your employer). The contract holder may direct that we make any payments to the beneficiary you name under the plan (plan beneficiary).

During the Accumulation Phase

Payment Process. To request payment of the death benefit following your death:

- The contract holder (on behalf of your plan beneficiary) must provide the Company with proof of death acceptable to us and a payment request in good order;
- The payment request should include selection of a benefit payment option; and
- Within seven calendar days after we receive proof of death acceptable to us and payment request in good order at the address listed in **"CONTRACT OVERVIEW – Questions: Contacting the Company,"** we will mail payment, unless otherwise requested**.**

> This section provides information about the accumulation phase. **For death benefit information applicable to the income phase, see "INCOME PHASE."**

Until proof of death and a payment request in good order is received by us, account dollars will remain invested as at the time of your death and no distribution will be made.

If you die during the accumulation phase of your account, the following payment options are available to your plan beneficiary, if allowed by your contract and the Tax Code:

- Lump-sum payment;
- Payment in accordance with any of the available income phase payment options **(see "INCOME PHASE – Income Phase Payment Options")**; or
- Payment in accordance with an available systematic distribution option (subject to certain limitations) **(see "SYSTEMATIC DISTRIBUTION OPTIONS")**.

Payment of Death Benefit or Proceeds

Subject to the conditions and requirements of state law, full payment of the death benefit or proceeds ("Proceeds") to a beneficiary may be made either into an interest bearing retained asset account that is backed by our general account or by check. For additional information about the payment options available to you, please refer to your claim forms or contact us at the address shown in "**CONTRACT OVERVIEW – Questions: Contacting the Company.**" Beneficiaries should carefully review all settlement and payment options available under the contract and are encouraged to consult with a financial professional or tax adviser before choosing a settlement or payment option.

The Retained Asset Account. The retained asset account, known as the ING Personal Transition Account, is an interest bearing account backed by our general account. **The retained asset account is not guaranteed by the Federal Deposit Insurance Corporation ("FDIC").** Beneficiaries that receive their payment through the retained asset account may access the entire Proceeds in the account at any time without penalty through a draftbook feature. The Company seeks to earn a profit on the account, and interest credited on the account may vary from time to time but will not be less than the minimum rate stated in the supplemental contract delivered to the beneficiary together with the paperwork to make a claim to the Proceeds. Interest earned on the Proceeds in the account may be less than could be earned if the Proceeds were invested outside of the account. Likewise, interest credited on the Proceeds in the account may be less than under other settlement or payment options available through the contract.

The following options are also available under some contracts; however, the Tax Code limits how long the death benefit proceeds may be left in these options:

- Leaving your account value invested in the contract; or
- Under some contracts, leaving your account value on deposit in the Company's general account and receiving monthly, quarterly, semi-annual or annual interest payments at the interest rate then being credited on such deposits. The beneficiary may withdraw the balance on deposit at any time or request to receive payment in accordance with any of the available income phase payment options. **See "INCOME PHASE – Income Phase Payment Options."**

The Value of the Death Benefit. The death benefit will be based on your account value as calculated on the next valuation following the date on which we receive proof of death and a payment request in good order. In addition to this amount, some states require we pay interest on fixed interest options, calculated from date of death at a rate specified by state law. For amounts held in the Guaranteed Accumulation Account, any positive aggregate market value adjustment (the sum of all market value adjustments calculated due to a withdrawal) will be included in your account value. If a negative market value adjustment applies, it would be deducted only if the death benefit is withdrawn more than six months after your death. We describe the market value adjustment in Appendix I and in the Guaranteed Accumulation Account prospectus.

Tax Code Requirements. The Tax Code requires distribution of death benefit proceeds within a certain period of time. Failure to begin receiving death benefit payments within those time periods can result in tax penalties. Regardless of the method of payment, death benefit proceeds will generally be taxed to the beneficiary in the same manner as if you had received those payments. **See "TAX CONSIDERATIONS" for additional information.**

INCOME PHASE

During the income phase you receive payments from your accumulated account value.

Initiating Income Phase Payments. At least 30 days prior to the date you want to start receiving payments, the contract holder, or you if permitted by the plan, must notify us in writing of the following:

- Start date;
- Income phase payment option (**see the income phase payment options table in this section**);
- Income phase payment frequency (for example, monthly, quarterly, semi-annually or annually);
- Choice of fixed or variable payments;
- Selection of an assumed net investment rate (only if variable payments are elected); and
- Under some plans, certification from your employer and/or submission of the appropriate forms is also required.

In prior prospectuses, the **Income Phase** was referred to as the Annuity Phase; the **Income Payment Option** was referred to as the Annuity Option; **Income Phase Payment** was referred to as Annuity Payment; and **Initiating Income Phase Payments** was referred to as Annuitization.

The account will continue in the accumulation phase until the contract holder or you, as applicable, properly initiate income phase payments. Once an income phase payment option is selected it may not be changed; however, certain options allow you to withdraw a lump sum.

What Affects Income Phase Payment Amounts? Some of the factors that may affect income phase payment amounts include: your age, your account value, the income phase payment option selected, the number of guaranteed payments selected, if any, and whether variable or fixed payments are selected.

Variable Payments. Amounts funding your variable income phase payments will be held in the subaccount(s) selected. The contracts may restrict the subaccounts available, the number of investment options to be selected and how many transfers, if any, are allowed among options during the income phase. For variable income phase payments, an assumed net investment rate must be selected.

Fixed Payments. Amounts funding fixed income phase payments will be held in the Company's general account. Fixed payment amounts do not vary over time.

Payments from the Fixed Plus Account. If a nonlifetime payment option is selected, payments from the Fixed Plus Account may only be made on a fixed basis.

Assumed Net Investment Rate. If you select income phase payments, an assumed net investment rate must also be selected. If you select a 5% rate your first payment will be higher but subsequent income phase payments will increase only if the investment performance of the subaccounts selected is greater than 5% annually, after deduction of fees. Payment amounts will decline if the investment performance is less than 5% annually, after deduction of fees.

If a 3.50% rate is selected, your first income phase payment will be lower and subsequent payments will increase more rapidly or decline more slowly depending upon the investment performance of the subaccounts selected. For more information about selecting an assumed net investment rate, request a copy of the SAI by calling us at the number listed in **"CONTRACT OVERVIEW – Questions: Contacting the Company."**

Required Minimum Payment Amounts. The income phase payment option selected must meet the minimum stated in the contract:
- A first income phase payment of at least $20; or
- Total yearly income phase payments of at least $100.

If your account value is too low to meet these minimum payment amounts, the contract holder, on your behalf, must elect a lump-sum payment.

Fees Deducted. When you select an income phase payment option (one of the options listed in the tables immediately below), a mortality and expense risk charge, consisting of a daily deduction of 1.25% on an annual basis, will be deducted from amounts held in the subaccounts. This charge compensates us for mortality and expense risks we assume under variable income phase payout options and is applicable to all variable income phase payout options, including variable nonlifetime options under which we do not assume mortality risk. In this situation this charge will be used to cover expenses. Although we expect to earn a profit from this fee, we do not always do so. For variable options under which we do not assume a mortality risk, we may make a larger profit than under other options.

We may also deduct a daily administrative charge from amounts held in the separate account. We currently charge this under some contracts and reserve the right to charge it under all others. The maximum amount is 0.25% on an annual basis of your account value invested in the subaccounts. If we are currently imposing this fee under the contract issued in connection with your plan when you enter the income phase, the fee will apply throughout the entire income phase.

Death Benefit During the Income Phase. The death benefits that may be available to a beneficiary are outlined in the following income phase payment options table. If a lump-sum payment is due as a death benefit, we will make payment within seven calendar days after we receive proof of death acceptable to us and the payment request in good order at the address listed in **"CONTRACT OVERVIEW – Questions: Contacting the Company."**

Payment of Death Benefit or Proceeds

Subject to the conditions and requirements of state law, full payment of the death benefit or proceeds ("Proceeds") to a beneficiary may be made either into an interest bearing retained asset account that is backed by our general account or by check. For additional information about the payment options available to you, please refer to your claim forms or contact us at the address shown in "**CONTRACT OVERVIEW – Questions: Contacting the Company.**" Beneficiaries should carefully review all settlement and payment options available under the contract and are encouraged to consult with a financial professional or tax adviser before choosing a settlement or payment option. **See "DEATH BENEFIT – The Retained Asset Account"** for more information about the retained asset account.

Taxation. To avoid certain tax penalties, you and any beneficiary must meet the distribution rules imposed by the Tax Code. **See "TAX CONSIDERATIONS."**

Income Phase Payment Options

The following tables list the income phase payment options and accompanying death benefits that may be available under the contracts. Some contracts restrict the options and the terms available. Check with your contract holder for details. We may offer additional income phase payment options under the contracts from time to time.

Terms Used in the Tables:
- **Annuitant:** The person(s) on whose life expectancy the income phase payments are calculated.
- **Beneficiary:** The person designated to receive the death benefit payable under the contract.

Lifetime Income Phase Payment Options	
Life Income	**Length of Payments:** For as long as the annuitant lives. It is possible that only one payment will be made should the annuitant die prior to the second payment's due date. **Death Benefit – None:** All payments end upon the annuitant's death.
Life Income – Guaranteed Payments[*]	**Length of Payments:** For as long as the annuitant lives, with payments guaranteed for a choice of 5 to 20 years or as otherwise specified in the contract. **Death Benefit – Payment to the Beneficiary:** If the annuitant dies before we have made all the guaranteed payments, we will continue to pay the beneficiary the remaining payments. Unless prohibited by a prior election of the contract holder, the beneficiary may elect to receive a lump-sum payment equal to the present value of the remaining guaranteed payments.
Life Income – Two Lives	**Length of Payments:** For as long as either annuitant lives. It is possible that only one payment will be made should both annuitants die before the second payment's due date. **Continuing Payments:** - This option allows a choice of 100%, 66⅔% or 50% of the payment to continue to the surviving annuitant after the first death; or - 100% of the payment to continue to the annuitant on the second annuitant's death, and 50% of the payment to continue to the second annuitant on the annuitant's death. **Death Benefit – None:** All payments end after the death of both annuitants.
Life Income – Two Lives – Guaranteed Payments*	**Length of Payments:** For as long as either annuitant lives, with payments guaranteed for a minimum of 120 months or as otherwise specified in the contract. **Continuing Payments:** 100% of the payment to continue to the surviving annuitant after the first death. **Death Benefit – Payment to the Beneficiary:** If both annuitants die before the guaranteed payments have all been paid, we will continue to pay the beneficiary the remaining payments. Unless prohibited by a prior election of the contract holder, the beneficiary may elect to receive a lump-sum payment equal to the present value of the remaining guaranteed payments.
Life Income-Cash Refund Option (limited availability fixed payment only)	**Length of Payments:** For as long as the annuitant lives. **Death Benefit – Payment to the Beneficiary:** Following the annuitant's death, we will pay a lump-sum payment equal to the amount originally applied to the income phase payment option (less any premium tax) and less the total amount of fixed income phase payments paid.
Life Income - Two Lives – Cash Refund Option (limited availability – fixed payment only)	**Length of Payments:** For as long as either annuitant lives. **Continuing Payment:** 100% of the payment to continue after the first death. **Death Benefit – Payment to the Beneficiary:** When both annuitants die, we will pay a lump-sum payment equal to the amount applied to the income phase payment option (less any premium tax) and less the total amount of fixed income phase payments paid.

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[*] Guaranteed period payments may not extend beyond the shorter of your life expectancy or until your age 95.

Nonlifetime Income Phase Payment Options	
Nonlifetime − Guaranteed Payments[*]	**Length of Payments:** Payments generally may be fixed or variable and may be made for 3 to 30 years. However, for amounts held in the Fixed Plus Account during the accumulation phase, the payment must be on a fixed basis and must be for at least five years. In certain cases a lump-sum payment may be requested at any time (see below). **Death Benefit − Payment to the Beneficiary:** If the annuitant dies before we make all the guaranteed payments, we will continue to pay the beneficiary the remaining payments. Unless prohibited by a prior election of the contract holder, the beneficiary may elect to receive a lump-sum payment equal to the present value of the remaining guaranteed payments. We will not impose any early withdrawal charge.

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[*] Guaranteed period payments may not extend beyond the shorter of your life expectancy or until your age 95.

Lump-Sum Payment: If the Nonlifetime − Guaranteed Payments option is elected with variable payments, you may request at any time that all or a portion of the present value of the remaining payments be paid in one lump sum. A lump sum elected before three years of income phase payments have been completed will be treated as a withdrawal during the accumulation phase and if the election is made during an early withdrawal charge period, we will charge the applicable early withdrawal charge. If the early withdrawal charge is based on completed purchase payment periods, each year that passes after income payments begin will be treated as a completed purchase payment period, even if no additional payments are made. **See "FEES − Early Withdrawal Charge."** Lump-sum payments will be sent within seven calendar days after we receive the request for payment in good order at the address listed in **"CONTRACT OVERVIEW − Questions: Contacting the Company."**

Calculation of Lump-Sum Payments: If a lump-sum payment is available to a beneficiary or to you in the income phase payment options above, the rate we use to calculate the present value of the remaining guaranteed payments is the same rate we use to calculate the income phase payments (for example, the actual fixed rate used for the fixed payments, or the 3.50% or 5% assumed net investment rate for variable payments).

TAX CONSIDERATIONS

Introduction

The contracts described in this prospectus are designed to be treated as annuities for U.S. federal income tax purposes. This section discusses our understanding of current federal income tax laws affecting the contracts. The U.S. federal income tax treatment of the contracts is complex and sometimes uncertain. You should keep the following in mind when reading this section:

- Your tax position (or the tax position of the designated beneficiary, as applicable) may influence the federal taxation of amounts held or paid out under the contracts;
- Tax laws change. It is possible that a change in the future could affect contracts issued in the past, including the contracts described in this prospectus;
- This section addresses some, but not all, applicable federal income tax rules and does not discuss federal estate and gift tax implications, state and local taxes or any other tax provisions; and
- No assurance can be given that the IRS would not assert, or that a court would not sustain, a position contrary to any of those set forth below.

In this Section:
- **Introduction;**
- **Taxation of Deferred Compensation Contracts;**
- **Possible Changes in Taxation; and**
- **Taxation of the Company**

When consulting a qualified tax adviser, be certain that he or she has expertise in the Tax Code sections applicable to your tax concerns.

> **We do not intend this information to be tax advice. No attempt is made to provide more than a general summary of information about the use of the contracts with tax-qualified retirement arrangements, and the Tax Code may contain other restrictions and conditions that are not included in this summary. You should consult with a qualified tax adviser for advice about the effect of federal income tax laws, state tax laws or any other tax laws affecting the contracts or any transactions involving the contracts.**

Types of Contracts: Deferred Compensation Contracts

The contracts described in this prospectus may be purchased in relation to qualified governmental excess benefit arrangements under Tax Code section 415(m), Tax Code section 457(b) plans, nonqualified deferred compensation plans under Tax Code section 457(f) and non-section 457 nonqualified deferred compensation plans.

We refer to all of these as "deferred compensation plans." **Employers intending to use the contract with such plans should seek qualified legal advice.**

Taxation of Deferred Compensation Contracts

Eligible Retirement Plans and Programs. The contracts may be purchased with the following retirement plans and programs:

- Section 415(m) of the Tax Code permits certain employers to provide a qualified governmental excess benefit arrangement, which may be subject to the same requirements as those applied to Tax Code section 457(b) plans. If the Tax Code section 415(m) arrangement is not designed to meet the requirements of Tax Code section 457(b), then the amounts provided under the contract are taxed in accordance with Tax Code section 451 and are generally taxable when paid or made available to you. **There is no further information regarding 415(m) arrangements in this prospectus**;
- Section 457 of the Tax Code permits certain employers to offer deferred compensation plans for their employees. These plans may be offered by state governments, local governments, political subdivisions, agencies, instrumentalities and certain affiliates of such entities (governmental employers), as well as by non-governmental, tax-exempt organizations (non-governmental employers). We no longer offer the contracts in connection with 457 plans of governmental employers; although we may have existing participants in such plans. A 457 plan may be either a 457(b) (eligible) plan or a 457(f) (ineligible) plan. Participation in a 457(b) plan maintained by a non-governmental employer is generally limited to highly-compensated employees and select management (other than 457(b) plans maintained by nonqualified, church-controlled organizations). Generally, participants may specify the form of investment for their deferred compensation account; and
- A non-section 457 deferred compensation plan may be either a deferred compensation plan of a tax-exempt employer that is "grandfathered" and not subject to section 457 rules or a deferred compensation plan of a for-profit employer. Employers intending to use the contract with such plans should seek qualified legal advice.

Special Considerations for Section 457 Plans. Under 457(b) plans of non-governmental employers, 457(f) plans and non-section 457 deferred compensation plans, all amounts of deferred compensation, all property and rights purchased with such amounts and all income attributable to such amounts, property and rights remain solely the property and rights of the employer and are subject to the claims of the employer's general creditors. 457(f) plans must also contain a "substantial risk of forfeiture" in order to defer taxation of contributions and earnings. Generally, a substantial risk of forfeiture means that your right to receive deferred compensation is dependent upon your performance of future services to an employer or other entity. **457(b) plans of governmental employers,** on the other hand, are required to hold all assets and income of the plan in trust for the exclusive benefit of plan participants and their beneficiaries. For purposes of meeting this requirement, an annuity contract is treated as a trust.

Taxation

The tax rules applicable to participants in these deferred compensation plans vary according to the type of plan and the specific terms and conditions of the plan itself. The ultimate effect of federal income taxes on the amounts held under a deferred compensation contract, or on income phase (e.g., annuity) payments from a deferred compensation contract, depends on the type of deferred compensation contract or program as well as your particular facts and circumstances. Special favorable tax treatment may be available for certain types of contributions and distributions. In addition, certain requirements must be satisfied in purchasing a deferred compensation contract with proceeds from a tax-qualified plan or program in order to continue receiving favorable tax treatment.

Adverse tax consequences may result from:
- Contributions in excess of specified limits;
- Distributions before age 59½ (subject to certain exceptions);
- Distributions that do not conform to specified commencement and minimum distribution rules; and
- Other specified circumstances.

Some deferred compensation plans are subject to additional distribution or other requirements that are not incorporated into the contracts described in this prospectus. No attempt is made to provide more than general information about the use of the contracts with deferred compensation plans. Contract holders, participants, annuitants and beneficiaries are cautioned that the rights of any person to any benefits under these deferred compensation plans may be subject to the terms and conditions of the plans themselves, regardless of the terms and conditions of the contract. The Company is not bound by the terms and conditions of such plans to the extent such terms contradict the language of the contract, unless we consent to be so bound.

Generally, contract holders, participants and beneficiaries are responsible for determining that contributions, distributions and other transactions with respect to the contract comply with applicable law. **Therefore, you should seek qualified legal and tax advice regarding the suitability of a contract for your particular situation.** The following discussion assumes that deferred compensation contracts are purchased with proceeds from and/or contributions under retirement plans or programs that qualify for the intended special federal tax treatment.

Tax Deferral. Under the federal tax laws, earnings on amounts held in annuity contracts are generally not taxed until they are withdrawn. However, in the case of a deferred compensation plan (as defined in this prospectus), an annuity contract is not necessary to obtain this favorable tax treatment and does not provide any tax benefits beyond the deferral already available to the deferred compensation plan itself. Annuities do provide other features and benefits (such as the option of lifetime income phase options at established rates) that may be valuable to you. You should discuss your alternatives with a qualified financial representative, taking into account the additional fees and expenses you may incur in an annuity.

Contributions

In order to be excludable from gross income for federal income tax purposes, total annual contributions to certain deferred compensation plans are limited by the Tax Code. We provide general information on these requirements for certain plans below. You should consult with a qualified tax adviser in connection with contributions to a deferred compensation contract.

457(b) Plans. The total annual contributions (including pre-tax salary reduction contributions) made by you and your employer to a 457(b) plan cannot exceed, generally, the lesser of 100% of your includible compensation or $17,500 (as indexed for 2013). Generally, includible compensation means your compensation for the year from the employer sponsoring the plan, including deferrals to the employer's Tax Code section 401(k), Roth 401(k), 403(b), Roth 403(b) and 125 cafeteria plans in addition to any deferrals to the 457(b) plan.

Catch-up Contributions. Notwithstanding the contribution limits noted above, if permitted by the plan, a participant in a deferred compensation plan who is at least age 50 by the end of the plan year may contribute an additional amount not to exceed the lesser of:
- $5,500; or
- The participant's compensation for the year reduced by any other elective deferrals of the participant for the year.

Additional special catch-up provisions may be available for 457(b) plans ("Special 457 Catch-ups") during the three years prior to the participant's normal retirement age. Note that the Special 457 Catch-ups cannot be used simultaneously with the catch-up contribution provisions referenced above. Specifically, a participant may elect to defer the larger of: the applicable dollar amount, which for 2013 is $17,500, plus the catch-up contribution limit of $5,500 (2013); or the applicable dollar amount plus the Special 457 Catch-up. For advice with respect to these catch-up provisions, please consult a qualified tax adviser.

Distributions – General

Certain tax rules apply to distributions from the contracts. A distribution is any amount taken from a contract including withdrawals, income phase payments, rollovers, exchanges and death benefit proceeds. We report the taxable portion of all distributions to the IRS.

Governmental 457(b) Plans. Distributions from these plans are taxed as received unless one of the following is true:
- The distribution is an eligible rollover distribution and is directly transferred to another plan eligible to receive rollovers or to a traditional or Roth IRA in accordance with the Tax Code;
- You made after-tax contributions to the plan. In this case, depending upon the type of distribution, the amount will be taxed according to the rules detailed in the Tax Code; or
- The distribution is a qualified health insurance premium of a retired public safety officer as defined in the Pension Protection Act of 2006.

A distribution is an eligible rollover distribution unless it is:
- Part of a series of substantially equal periodic payments (at least one per year) made over the life expectancy of the participant or the joint life expectancy of the participant and his designated beneficiary or for a specified period of ten years or more;
- A required minimum distribution under Tax Code section 401(a)(9);
- A hardship withdrawal;
- Otherwise excludable from income; or
- Not recognized under applicable regulations as eligible for rollover.

457(f) Plans. Compensation deferred under a 457(f) plan is includible in gross income in the first year in which it is no longer subject to a "substantial risk of forfeiture" as defined under Tax Code section 457(f) or required to be includible under Tax Code section 409A. If the requirements of Tax Code section 409A are not met, affected participants covered by the plan will be subject to:
- Income tax inclusion on the deferred amounts, retroactive to the date of the original deferral (or if later, that date on which the deferred compensation was no longer subject to a substantial risk of forfeiture),
- Interest at the underpayment rate plus one percent on the underpayments, and
- An additional penalty tax equal to 20% of the amount included in income.

10% Penalty Tax. The Tax Code imposes a 10% penalty tax on the taxable portion of any distribution from a governmental 457(b) plan that is attributable to rollovers from a contract used with a 401(a), 401(k), 403(a) or 403(b) plan unless certain exceptions, including one or more of the following, have occurred:

- You have attained age 59½;
- You have become disabled, as defined in the Tax Code;
- You have died and the distribution is to your beneficiary;
- You have separated from service with the sponsor at or after age 55;
- The distribution amount is rolled over into another eligible retirement plan or to a traditional or Roth IRA in accordance with the terms of the Tax Code;
- You have separated from service with the plan sponsor and the distribution amount is made in substantially equal periodic payments (at least annually) over your life or the life expectancy or the joint lives or joint life expectancies of you and your designated beneficiary;
- The distribution is made due to an IRS levy upon your plan;
- The withdrawal amount is paid to an alternate payee under a Qualified Domestic Relations Order ("QDRO"); or
- The distribution is a qualified reservist distribution as defined under the Pension Protection Act of 2006 (401(k) and 403(b) plans only).

In addition, the 10% penalty tax does not apply to the amount of a distribution equal to unreimbursed medical expenses incurred by you during the taxable year that qualify for deduction as specified in the Tax Code. The Tax Code may provide other exceptions or impose other penalty taxes in other circumstances.

Non-Section 457 Deferred Compensation Plans. Compensation deferred under a non-section 457 deferred compensation plan is generally includible in income in the first year in which it is:

- Paid or otherwise made available to you or your designated beneficiary; or
- Required to be includible under Tax Code section 409A.

Distribution - Eligibility

457(b) Plans. Under 457(b) plans, distributions may not be made available to you earlier than:

- The calendar year you attain age 70½;
- When you experience a severance from employment with your employer; or
- When you experience an unforeseeable emergency.

A one-time in-service distribution may also be permitted if the total amount payable to the participant does not exceed $5,000 and no amounts have been deferred by the participant during the two-year period ending on the date of distribution.

457(f) Plans and Non-Section 457 Deferred Compensation Plans. Amounts deferred under Tax Code section 457(f) plans and non-section 457 deferred compensation plans on or after January 1, 2005, must also meet the requirements of Tax Code section 409A, which includes standards for deferral elections, restrictions on subsequent elections regarding the time and form of payment and a prohibition on accelerating payment. It also requires distributions only upon the occurrence of the following specified events:

- Separation from service;
- Disability;
- Death;
- Payment upon a specified time (or under a specified schedule) determined at the date that the deferral is made;
- Change in control or ownership of the sponsoring employer; or
- Unforeseeable emergency.

Amounts deferred under these plans prior to January 1, 2005, may, if certain requirements are met, be eligible for "grandfathering" from the requirements of Tax Code section 409A.

Lifetime Required Minimum Distributions (457(b) Plans Only)

To avoid certain tax penalties, you and any designated beneficiary must also meet the minimum distribution requirements imposed by the Tax Code. These rules dictate the following:
- Start date for distributions;
- The time period in which all amounts in your contract(s) must be distributed; and
- Distribution amounts.

Start Date. Generally, you must begin receiving distributions by April 1 of the calendar year following the calendar year in which you attain age 70½ or retire, whichever occurs later unless:
- Under governmental 457(b) plans, you are a 5% owner, in which case such distributions must begin by April 1 of the calendar year following the calendar year in which you attain age 70½.

Time Period. We must pay out distributions from the contract over a period not extending beyond one of the following time periods:
- Over your life or the joint lives of you and your designated beneficiary; or
- Over a period not greater than your life expectancy or the joint life expectancies of you and your designated beneficiary.

Distribution Amounts. The amount of each required minimum distribution must be calculated in accordance with Tax Code Section 401(a)(9). The entire interest in the account includes the amount of any outstanding rollover, transfer, recharacterization, if applicable, and the actuarial present value of other benefits provided under the account, such as guaranteed death benefits.

50% Excise Tax. If you fail to receive the required minimum distribution for any tax year, a 50% excise tax may be imposed on the required amount that was not distributed.

Further information regarding required minimum distributions may be found in your contract and/or certificate/enrollment materials.

Required Distributions Upon Death (457(b) Plans Only)

Different distribution requirements apply after your death, depending upon if you have begun receiving required minimum distributions. Further information regarding required distributions upon death may be found in your contract and/or certificate/enrollment materials.

If your death occurs on or after the date you begin receiving minimum distributions under the contract, distributions generally must be made at least as rapidly as under the method in effect at the time of your death. Tax Code section 401(a)(9) provides specific rules for calculating the minimum required distributions after your death.

If your death occurs before the date you begin receiving minimum distributions under the contract, your entire balance must be distributed by December 31 of the calendar year containing the fifth anniversary of the date of your death. For example, if you died on September 1, 2012, your entire balance must be distributed to the designated beneficiary by December 31, 2017. However, if distributions begin by December 31 of the calendar year following the calendar year of your death, then payments may be made within one of the following timeframes:
- Over the life of the designated beneficiary; or
- Over a period not extending beyond the life expectancy of the designated beneficiary.

Start Dates for Spousal Beneficiaries. If the designated beneficiary is your spouse, distributions must begin on or before the later of the following:
- December 31 of the calendar year following the calendar year of your death; or
- December 31 of the calendar year in which you would have attained age 70½.

No Designated Beneficiary. If there is no designated beneficiary, the entire interest generally must be distributed by the end of the calendar year containing the fifth anniversary of the contract holder's death.

Withholding

Any taxable distributions under the contract are generally subject to withholding. Federal income tax withholding rates vary according to the type of distribution and the recipient's tax status.

457(b) Plans of Non-Governmental Employers, 457(f) Plans and Non-Section 457 Deferred Compensation Plans. All distributions from these plans, except death benefit proceeds, are subject to mandatory federal income tax withholding as wages. Wage withholding is not required on payments to designated beneficiaries.

Assignment and Other Transfers

457(b) Plans. Adverse tax consequences to the plan and/or to you may result if your beneficial interest in the contract is assigned or transferred to persons other than:
- A plan participant as a means to provide benefit payments;
- An alternate payee under a Qualified Domestic Relations Order in accordance with Tax Code section 414(p);
- The Company as collateral for a loan; or
- The enforcement of a federal income tax lien or levy.

Same-Sex Marriages

Pursuant to Section 3 of the federal Defense of Marriage Act ("DOMA"), same-sex marriages currently are not recognized for purposes of federal law. Therefore, the favorable income-deferral options afforded by federal tax law to an opposite-sex spouse under Tax Code sections 72(s) and 401(a)(9) are currently NOT available to a same-sex spouse. Same-sex spouses who own or are considering the purchase of annuity products that provide benefits based upon status as a spouse should consult a qualified tax adviser. In some states, to the extent that an annuity contract or certificate accords to spouses other rights or benefits that are not affected by DOMA, same-sex spouses remain entitled to such rights or benefits to the same extent as any contract holder's spouse.

Possible Changes in Taxation

Although the likelihood of changes in tax legislation, regulation, rulings and other interpretation thereof is uncertain, there is always the possibility that the tax treatment of the contracts could change by legislation or other means. It is also possible that any change could be retroactive (that is, effective before the date of the change). You should consult a qualified tax adviser with respect to legislative developments and their effect on the contract.

Taxation of the Company

We are taxed as a life insurance company under the Tax Code. The separate account is not a separate entity from us. Therefore, it is not taxed separately as a "regulated investment company" but is taxed as part of the Company.

We automatically apply investment income and capital gains attributable to the separate account to increase reserves under the contracts. Because of this, under existing federal tax law we believe that any such income and gains will not be taxed to the extent that such income and gains are applied to increase reserves under the contracts. In addition, any foreign tax credits attributable to the separate account will be first used to reduce any income taxes imposed on the separate account before being used by the Company.

In summary, we do not expect that we will incur any federal income tax liability attributable to the separate account, and we do not intend to make any provision for such taxes. However, changes in federal tax laws and/or their interpretation thereof may result in our being taxed on income or gains attributable to the separate account. In this case we may impose a charge against the separate account (with respect to some or all of the contracts) to set aside provisions to pay such taxes. We may deduct this amount from the separate account, including from your contract value invested in the subaccounts.

CONTRACT DISTRIBUTION

General

The Company's subsidiary, ING Financial Advisers, LLC, serves as the principal underwriter for the contracts. ING Financial Advisers, LLC, a Delaware limited liability company, is registered as a broker-dealer with the SEC. ING Financial Advisers, LLC is also a member of FINRA and the Securities Investor Protection Corporation. ING Financial Advisers, LLC's principal office is located at One Orange Way, Windsor, Connecticut 06095-4774.

We sell the contracts through licensed insurance agents who are registered representatives of broker-dealers that have entered into selling agreements with ING Financial Advisers, LLC. We refer to these broker-dealers as "distributors." The following distributors are affiliated with the Company and have entered into selling agreements with ING Financial Advisers, LLC for the sale of our variable annuity contracts:
- ING Financial Partners, Inc.; and
- Systematized Benefits Administrators, Inc.

Registered representatives of distributors who solicit sales of the contracts typically receive a portion of the compensation paid to the distributor in the form of commissions or other compensation, depending upon the agreement between the distributor and the registered representative. This compensation, as well as other incentives or payments, is not paid directly by contract holders of the separate account, but instead is paid by us through ING Financial Advisers, LLC. We intend to recoup this compensation and other sales expenses paid to distributors through fees and charges imposed under the contracts.

Compensation Arrangements. Registered representatives who offer and sell the contracts may be paid a commission. The commissions paid on transferred assets and recurring payments made during the first year of the participant account range from 0% to 7%. After the first year of the participant account, renewal commissions up to 1% may be paid on recurring payments up to the amount of the maximum of prior year's payments and commissions of up to 7% may be paid on recurring payments in excess of this amount. In addition, the Company may pay up to 2.50% on transferred assets and asset-based commission ranging up to 0.10%.

In addition, we may also pay ongoing annual compensation of up to 40% of the commissions paid during the year in connection with certain premium received during that year if the registered representative attains a certain threshold of sales of Company contracts. Individual registered representatives may receive all or a portion of compensation paid to their distributor, depending upon the firm's practices. Commissions and annual payments, when combined, could exceed 7% of total premium payments. To the extent permitted by SEC and FINRA rules and other applicable laws and regulations, we may also pay or allow other promotional incentives or payments in the form of cash payments or other compensation to distributors, which may require the registered representative to attain a certain threshold of sales of Company products. These other promotional incentives or payments may not be offered to all distributors and may be limited only to ING Financial Partners, Inc. and other distributors affiliated with the Company.

We may also enter into special compensation arrangements with certain distributors based on those firms' aggregate or anticipated sales of the contracts or other criteria. These arrangements may include commission specials, in which additional commissions may be paid in connection with premium payments received for a limited time period within the maximum commission rates noted above. These special compensation arrangements will not be offered to all distributors, and the terms of such arrangements may differ among distributors based on various factors. These special compensation arrangements may also be limited only to ING Financial Partners, Inc. and other distributors affiliated with the Company. Any such compensation payable to a distributor will not result in any additional direct charge to you by us.

Some personnel may receive various types of non-cash compensation as special sales incentives, including trips, and we may also pay for some personnel to attend educational and/or business seminars. Any such compensation will be paid in accordance with SEC and FINRA rules. Management personnel of the Company and of its affiliated broker-dealers may receive additional compensation if the overall amount of investments in funds advised by the Company or its affiliates meets certain target levels or increases over time. Compensation for certain management personnel, including sales management personnel, may be enhanced if management personnel meet or exceed goals for sales of the contracts or if the overall amount of investments in the contracts and other products issued or advised by the Company or its affiliates increases over time. Certain sales management personnel may also receive compensation that is a specific percentage of the commissions paid to distributors or a specific percentage of the purchase payments received under the contracts or that may be a flat dollar amount which varies based upon other factors, including management's ability to meet or exceed service requirements, sell new contracts or retain existing contracts or sell additional service features such as a common remitting program.

In addition to direct cash compensation for sales of contracts described above, through ING Financial Advisers, LLC, we may also pay distributors additional compensation or reimbursement of expenses for their efforts in selling contracts to you and other customers. These amounts may include:
- Marketing/distribution allowances that may be based on the percentages of purchase payments received, the aggregate commissions paid and/or the aggregate assets held in relation to certain types of designated insurance products issued by the Company and/or its affiliates during the year;
- Loans or advances of commissions in anticipation of future receipt of purchase payments (a form of lending to registered representatives). These loans may have advantageous terms, such as reduction or elimination of the interest charged on the loan and/or forgiveness of the principal amount of the loan, which may be conditioned on sales;
- Education and training allowances to facilitate our attendance at certain educational and training meetings to provide information and training about our products. We also hold training programs from time to time at our own expense;
- Sponsorship payments or reimbursements for distributors to use in sales contests and/or meetings for their registered representatives who sell our products. We do not hold contests based solely on sales of this product;
- Certain overrides and other benefits that may include cash compensation based on the amount of earned commissions, representative recruiting or other activities that promote the sale of contracts; and
- Additional cash or non cash compensation and reimbursements permissible under existing law. This may include, but is not limited to, cash incentives, merchandise, trips, occasional entertainment, meals and tickets to sporting events, client appreciation events, business and educational enhancement items, payment for travel expenses (including meals and lodging) to pre-approved training and education seminars and payment for advertising and sales campaigns.

We pay dealer concessions, wholesaling fees, overrides, bonuses, other allowances and benefits and the costs of all other incentives or training programs from our resources, which include the fees and charges imposed under the contracts.

The following is a list of the top 25 distributors that, during 2012, received the most compensation, in the aggregate, from us in connection with the sale of registered variable annuity contracts issued by the Company, ranked by total dollars received:

- ING Financial Partners, Inc.;
- Symetra Investment Services, Inc.;
- LPL Financial Corporation;
- American Portfolios Financial Services, Inc.;
- MetLife Securities, Inc.;
- Cetera Financial Group;
- Morgan Stanley Smith Barney LLC;
- Lincoln Financial Advisors Corporation;
- Financial Telesis Inc./Jhw Financial Services Inc.;
- Walnut Street Securities, Inc.®;
- PlanMember Securities Corporation;
- Northwestern Mutual Investment Services, LLC;
- Royal Alliance Associates, Inc.;
- NFP Securities, Inc.;
- Morgan Keegan and Company, Inc.;
- Securities America, Inc.;
- Cadaret, Grant & Co., Inc.;
- Tower Square Securities, Inc.®;
- NIA Securities, L.L.C.;
- RBC Capital Markets, LLC;
- Woodbury Financial Services, Inc.;
- National Planning Corporation;
- Merrill Lynch, Pierce, Fenner & Smith Incorporated;
- PFS Investments Inc.; and
- First Allied Securities, Inc.

This is a general discussion of the types and levels of compensation paid by us for the sale of our variable annuity contracts. It is important for you to know that the payment of volume or sales-based compensation to a distributor or registered representative may provide that registered representative a financial incentive to promote our contracts and/or services over those of another company, and may also provide a financial incentive to promote one of our contracts over another.

The names of the distributor and the registered representative responsible for your account are stated in your enrollment materials.

Third Party Compensation Arrangements. Please be aware that:
- The Company may seek to promote itself and the contracts by sponsoring or contributing to events sponsored by various associations, professional organizations and labor organizations;
- The Company may make payments to associations and organizations, including labor organizations, which endorse or otherwise recommend the contracts to their membership. If an endorsement is a factor in your contract purchasing decision, more information on the payment arrangement, if any, is available upon your request; and
- At the direction of the contract holder, the Company makes payments to the contract holder, its representatives or third party service providers intended to defray or cover the costs of plan or program related administration.

OTHER TOPICS

Anti-Money Laundering

In order to protect against the possible misuse of our products in money laundering or terrorist financing, we have adopted an anti-money laundering program satisfying the requirements of the USA PATRIOT Act and other current anti-money laundering laws. Among other things, this program requires us, our agents and customers to comply with certain procedures and standards that will allow us to verify the identity of the sponsoring organization and that contributions and loan repayments are not derived from improper sources.

Under our anti-money laundering program, we may require customers, and/or beneficiaries to provide sufficient evidence of identification, and we reserve the right to verify any information provided to us by accessing information databases maintained internally or by outside firms.

We may also refuse to accept certain forms of payments or loan repayments (traveler's cheques, cashier's checks, bank drafts, bank checks and treasurer's checks, for example) or restrict the amount of certain forms of payments or loan repayments (money orders totaling more than $5,000, for example). In addition, we may require information as to why a particular form of payment was used (third party checks, for example) and the source of the funds of such payment in order to determine whether or not we will accept it. Use of an unacceptable form of payment may result in us returning the payment to you.

Applicable laws designed to prevent terrorist financing and money laundering might, in certain circumstances, require us to block certain transactions until authorization is received from the appropriate regulator. We may also be required to provide additional information about you and your policy to government regulators.

Our anti-money laundering program is subject to change without notice to take account of changes in applicable laws or regulations and our ongoing assessment of our exposure to illegal activity.

Performance Reporting

We may advertise different types of historical performance for the subaccounts including:
- Standardized average annual total returns; and
- Non-standardized average annual total returns.

We may also advertise certain ratings, rankings or other information related to the Company, the subaccounts or the funds.

Standardized Average Annual Total Returns. We calculate standardized average annual total returns according to a formula prescribed by the SEC. This shows the percentage return applicable to $1,000 invested in the subaccounts over the most recent month-end, one, five and ten-year periods. If the investment option was not available for the full period, we give a history from the date money was first received in that option under the separate account or from the date the fund was first available under the separate account. As an alternative to providing the most recent month-end performance, we may provide a phone number, website or both where these returns may be obtained. We include all recurring charges during each period (e.g., mortality and expense risk charges, annual maintenance fees, administrative expense charges (if any) and any applicable early withdrawal charges).

Non-Standardized Average Annual Total Returns. We calculate non-standardized average annual total returns in a similar manner as that stated above, except we may include returns that do not reflect the deduction of any applicable early withdrawal charge. Some non-standardized returns may also exclude the effect of a maintenance fee. If we reflected these charges in the calculation, they would decrease the level of performance reflected by the calculation. Non-standardized returns may also include performance from the fund's inception date, if that date is earlier than the one we use for standardized returns.

Contract Modification

We may change the contract as required by federal or state law. In addition, we may, upon 30 days' written notice to the contract holder, make other changes to group contracts that would apply only to individuals who become participants under that contract after the effective date of such changes. If the group contract holder does not agree to a change, we reserve the right to refuse to establish new accounts under that contract. Certain changes will require the approval of appropriate state or federal regulatory authorities.

Legal Proceedings

We are not aware of any pending legal proceedings that are likely to have a material adverse effect upon the Company's ability to meet its obligations under the contract, ING Financial Advisers, LLC ability to distribute the contract or upon the separate account.

- **Litigation.** Notwithstanding the foregoing, the Company and/or ING Financial Advisers, LLC, is a defendant in a number of litigation matters arising from the conduct of its business, both in the ordinary course and otherwise. In some of these matters, claimants seek to recover very large or indeterminate amounts, including compensatory, punitive, treble and exemplary damages. Certain claims are asserted as class actions. Modern pleading practice in the U.S. permits considerable variation in the assertion of monetary damages and other relief. The variability in pleading requirements and past experience demonstrates that the monetary and other relief that may be requested in a lawsuit or claim oftentimes bears little relevance to the merits or potential value of a claim. Due to the uncertainties of litigation, the outcome of a litigation matter and the amount or range of potential loss is difficult to forecast and a determination of potential losses requires significant management judgment.
- **Regulatory Matters.** As with other financial services companies, the Company and its affiliates, including ING Financial Advisers, LLC, periodically receive informal and formal requests for information from various state and federal governmental agencies and self-regulatory organizations in connection with inquiries and investigations of the products and practices of the Company or the financial services industry. It is the practice of the Company to cooperate fully in these matters. Regulatory investigations, exams, inquiries and audits could result in regulatory action against the Company or subject the Company to settlement payments, fines, penalties and other financial consequences, as well as changes to the Company's policies and procedures.

It is not possible to predict the ultimate outcome for all pending litigation and regulatory matters and given the large and indeterminate amounts sought and the inherent unpredictability of such matters, it is possible that an adverse outcome in certain litigation or regulatory matters could, from time to time, have a material adverse effect upon the Company's results of operations or cash flows in a particular quarterly or annual period.

Payment Delay or Suspension

We reserve the right to suspend or postpone the date of any payment of benefits or values under the following circumstances:
- On any valuation date when the NYSE is closed (except customary weekend and holiday closings) when trading on the NYSE is restricted;
- When an emergency exists as determined by the SEC so that disposal of the securities held in the subaccounts is not reasonably practicable or it is not reasonably practicable for us fairly to determine the value of the subaccount's assets; or
- During any other periods the SEC may, by order, permit for the protection of investors.

The conditions under which restricted trading or an emergency exists shall be determined by the rules and regulations of the SEC.

Transfer of Ownership; Assignment

An assignment of a contract will only be binding on us if it is made in writing and sent to the address listed in **"CONTRACT OVERVIEW – Questions: Contacting the Company."** We will use reasonable procedures to confirm that the assignment is authentic, including verification of signature.

If we fail to follow our own procedures, we will be liable for any losses to you directly resulting from the failure. Otherwise, we are not responsible for the validity of any assignment. The rights of the contract holder and the interest of the annuitant and any beneficiary will be subject to the rights of any assignee we have on our records.

Intent to Confirm Quarterly

Under certain contracts, we will provide confirmation of scheduled transactions quarterly rather than immediately to the participant.

THE STATEMENT OF ADDITIONAL INFORMATION

The SAI contains more specific information on the separate account and the contract, as well as the financial statements of the separate account and the Company. A list of the contents of the SAI is set forth below:

You may request an SAI by calling the Company at the number listed in **"CONTRACT OVERVIEW – Questions: Contacting the Company."**

APPENDIX I
GUARANTEED ACCUMULATION ACCOUNT

The Guaranteed Accumulation Account ("GAA") is a fixed interest option that may be available during the accumulation phase under the contracts. Amounts applied to GAA will be held in a nonunitized separate account within the Company's general account. This appendix is only a summary of certain facts about GAA. Please read the GAA prospectus before investing in this option. You may obtain a copy of the GAA prospectus by contacting us at the address or telephone number listed in **"CONTRACT OVERVIEW – Questions: Contacting the Company."**

General Disclosure. Amounts that you invest in GAA will earn a guaranteed interest rate if amounts are left in GAA for the specified period of time. If you withdraw or transfer those amounts before the specified period of time has elapsed, we may apply a "market value adjustment," which may be positive or negative.

When you decide to invest money in GAA, you will want to contact your representative or the Company to learn:
- The interest rate we will apply to the amounts that you invest in GAA. We change this rate periodically, so be certain you know what rate we guarantee on the day your account dollars are invested into GAA.
- The period of time your account dollars need to remain in GAA in order to earn that rate. You are required to leave your account dollars in GAA for a specified period of time ("guaranteed term"), in order to earn the guaranteed interest rate.

Deposit Periods. A deposit period is the time during which we offer a specific interest rate if you deposit dollars for a certain guaranteed term. For a particular interest rate and guaranteed term to apply to your account dollars, you must invest them during the deposit period during which that rate and term are offered.

Interest Rates. We guarantee different interest rates, depending upon when account dollars are invested in GAA. The interest rate we guarantee is an annual effective yield; that means that the rate reflects a full year's interest. We credit interest daily at a rate that will provide the guaranteed annual effective yield over one year. The guaranteed interest rate will never be less than the rate stated in the contract.

Our guaranteed interest rates are influenced by, but do not necessarily correspond to, interest rates available on fixed income investments we may buy using deposits directed to GAA. We consider other factors when determining guaranteed interest rates including regulatory and tax requirements, sales commissions and administrative expenses borne by the Company, general economic trends, competitive factors and whether an interest rate lock is being offered for that guaranteed term under certain contracts. **We make the final determination regarding guaranteed interest rates. We cannot predict the level of future guaranteed interest rates.**

Interest Rate Lock. Certain contracts may provide a 45 day interest rate lock in connection with external transfers into GAA, which you must elect at the time you initiate the external transfer. Under this rate lock provision, if applicable, we will deposit external transfers to the deposit period offering the greater of (1) and (2) where:
1. Is the guaranteed interest rate for the deposit period in effect at the time we receive the rate lock election; and
2. Is the guaranteed interest rate for the deposit period in effect at the time we receive an external transfer from your prior provider.

If applicable, this rate lock will be available to all external transfers received for 45 days from the date we receive a rate lock election. In the event we receive an external transfer after this 45 day time period, it will be deposited to the deposit period in effect at the time we receive the external transfer and will earn the guaranteed interest rate for that guaranteed term. Only one rate lock may be in effect at one time per contract. Once a rate lock has been elected, that rate lock will apply to all external transfers received during that 45 day period and you may not elect to begin a new rate lock period during that 45 day period.

Amounts subject to the rate lock will not be deposited until the external transfer has been received and will not be credited interest until deposited. This could result in the deposit being credited interest for a shorter term than if a rate lock had not been elected. The cost of providing a rate lock may be a factor we consider when determining the guaranteed interest rate for a deposit period, which impacts the guaranteed interest rate for all investors in that guaranteed term.

Fees and Other Deductions. If all or a portion of your account value in GAA is withdrawn, you may incur the following:
- A Market Value Adjustment ("MVA") – as described in this appendix and in the GAA prospectus;
- Tax Penalties and/or Tax withholding – **see "TAX CONSIDERATIONS"**;
- Early Withdrawal Charge – **see "FEES"**; or
- Maintenance Fee – **see "FEES."**

We do not make deductions from amounts in GAA to cover mortality and expense risks. Rather, we consider these risks when determining the credited rate.

Market Value Adjustment. If you withdraw or transfer your account value from GAA before the guaranteed term is completed, an MVA may apply. The MVA may be positive or negative. The MVA reflects the change in the value of the investment due to changes in interest rates since the date of deposit as follows:
- If interest rates at the time of withdrawal have increased since the date of deposit, the value of the investment decreases and the MVA will be negative. This could result in your receiving less than the amount you paid into GAA; and
- If interest rates at the time of withdrawal have decreased since the date of deposit, the value of the investment increases and the MVA will be positive.

If you have elected ECO as described in **"SYSTEMATIC DISTRIBUTION OPTIONS,"** no MVA applies to amounts withdrawn from the GAA.

Guaranteed Terms. The guaranteed term is the period of time account dollars must be left in GAA in order to earn the guaranteed interest rate specified for that guaranteed term. We offer different guaranteed terms at different times. Check with your representative or the Company to learn the details about the guaranteed term(s) currently being offered.

In general we offer the following guaranteed terms:
- Short-term – three years or less; and
- Long-term – ten years or less, but greater than three years.

At the end of a guaranteed term, your contract holder or you if permitted may:
- Transfer dollars to a new guaranteed term;
- Transfer dollars to other available investment options; or
- Withdraw dollars.

Deductions may apply to withdrawals. **See "Fees and Other Deductions" in this appendix.**

Transfer of Account Dollars. Generally, account dollars invested in GAA may be transferred among guaranteed terms offered through GAA, and/or to other investment options offered through the contracts. However, transfers may not be made during the deposit period in which your account dollars are invested in GAA or for 90 days after the close of that deposit period. We will apply an MVA to transfers made before the end of a guaranteed term.

Income Phase. GAA cannot be used as an investment option during the income phase. However, the contract holder (or you, if permitted) may notify us at least 30 days in advance to elect a variable payment option and to transfer your GAA account dollars to any of the subaccounts available during the income phase.

*The Company has filed a registration statement (including a prospectus) with the SEC for the offering to which this appendix relates. Before you invest, you should read the prospectus in that registration statement and other documents the Company has filed with the SEC for more complete information about the Company and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at http://www.sec.gov. Alternatively, the Company will arrange to send you the prospectus if you request it by contacting us at the address and telephone number listed in "**CONTRACT OVERVIEW – Questions: Contacting the Company**." The number assigned to the registration statement for this offering is 333-180532.*

APPENDIX II
FIXED ACCOUNT

The Fixed Account is an investment option available during the accumulation phase under the contracts. Amounts allocated to the Fixed Account are held in the Company's general account which supports insurance and annuity obligations.

<center>Additional information about this option may be found in the contract.</center>

General Disclosure. Interests in the Fixed Account have not been registered with the SEC in reliance upon exemptions under the Securities Act of 1933, as amended. Disclosure in this prospectus about the Fixed Account may be subject to certain generally applicable provisions of the federal securities laws relating to the accuracy and completeness of the statements. Disclosure in this appendix regarding the Fixed Account has not been reviewed by the SEC.

Interest Rates. The Fixed Account guarantees that amounts allocated to this option will earn the minimum interest rate specified in the contract. We may credit a higher interest rate from time to time, but the rate we credit will never fall below the guaranteed minimum specified in the contract. Among other factors, the safety of the interest rate guarantee depends upon the claims-paying ability of the Company. Amounts applied to the Fixed Account will earn the interest rate in effect at the time money is applied. Amounts in the Fixed Account will reflect a compound interest rate as credited by us. The rate we quote is an annual effective yield.

Our determination of credited interest rates reflects a number of factors, including mortality and expense risks, interest rate guarantees, the investment income earned on invested assets and the amortization of any capital gains and/or losses realized on the sale of invested assets. Under this option, we assume the risk of investment gain or loss by guaranteeing the amounts you allocate to this option and promising a minimum interest rate and income phase payment.

Withdrawals. Under certain emergency conditions, we may defer payment of any withdrawal for a period of up to six months or as provided by applicable federal or state law.

Additionally, if allowed by state law, we may pay withdrawals in equal payments with interest, over a period not to exceed 60 months when:
- The Fixed Account withdrawal value for the contract or for the total of the accounts under the contract exceeds $250,000 on the day before withdrawal; and
- The sum of the current Fixed Account withdrawal and total of all Fixed Account withdrawals from the contract or any account under the contract within the past 12 calendar months exceeds 20% of the amount in the Fixed Account on the day before current withdrawal.

The contracts describe how we will determine the interest rate credited to amounts held in the Fixed Account during the payment period, including the minimum interest rate.

Charges. We do not make deductions from amounts in the Fixed Account to cover mortality and expense risks. We consider these risks when determining the credited rate. If you make a withdrawal from amounts in the Fixed Account, an early withdrawal charge may apply. **See "FEES – Early Withdrawal Charge."**

Transfers. During the accumulation phase, you may transfer account dollars from the Fixed Account to any other available investment option. We may vary the dollar amount that you are allowed to transfer but it will never be less than 10% of your account value held in the Fixed Account. This 10% limit does not apply to amounts being transferred into the Fixed Plus Account (if available under the contract).

By notifying us at the address listed in **"CONTRACT OVERVIEW – Questions: Contacting the Company"** at least 30 days before income phase payments begin, you may elect to have amounts transferred to one or more of the subaccounts available during the income phase to provide variable payments.

APPENDIX III
FIXED PLUS ACCOUNT

The Fixed Plus Account is an investment option available under some contracts. Amounts allocated to the Fixed Plus Account are held in the Company's general account which supports insurance and annuity obligations. We reserve the right to limit investment in or transfers to the Fixed Plus Account.

Additional information about this option may be found in the contract.

General Disclosure. Interests in the Fixed Plus Account have not been registered with the SEC in reliance upon exemptions under the Securities Act of 1933, as amended. Disclosure in this prospectus about the Fixed Plus Account may be subject to certain generally applicable provisions of the federal securities laws relating to the accuracy and completeness of the statements. Disclosure in this appendix regarding the Fixed Plus Account has not been reviewed by the SEC.

Interest Rates. The Fixed Plus Account guarantees that amounts allocated to this option will earn the minimum interest rate specified in the contract. We may credit a higher interest rate from time to time, but the rate we credit will never fall below the guaranteed minimum specified in the contract. Among other factors, the safety of the interest rate guarantee depends upon the claims-paying ability of the Company. For some contracts we credit amounts held in the Fixed Plus Account with a rate 0.25% higher than the then-declared rate beginning in the tenth year after your account was established. Amounts applied to the Fixed Plus Account will earn the interest rate in effect at the time money is applied. Amounts in the Fixed Plus Account will reflect a compound interest rate as credited by us. The rate we quote is an annual effective yield. We do not make deductions from amounts in the Fixed Plus Account to cover mortality and expense risks. We consider these risks in determining the credited rate.

Our determination of credited interest rates reflects a number of factors, including mortality and expense risks, interest rate guarantees, the investment income earned on invested assets, the amortization of any capital gains and/or losses realized on the sale of invested assets and whether a transfer credit has been selected. Under this option, we assume the risk of investment gain or loss by guaranteeing the amounts you allocate to this option and promising a minimum interest rate and income phase payment.

Request for Partial Withdrawal. Partial withdrawals are limited to 20% of the amount held in the Fixed Plus Account on the day we receive a request in good order at the address listed in **"CONTRACT OVERVIEW – Questions: Contacting the Company."** The 20% limit is reduced by any Fixed Plus withdrawals, transfers or income phase payments made in the last 12 months. In calculating the 20% limit, we reserve the right to include payments made through a Systematic Distribution Option, if available under your contract.

The 20% limit is waived if a partial withdrawal is taken proportionally from each investment option in which the account invests and is due to one or more of the following:
- Election of any income phase payment option with fixed payments or a lifetime payment option with variable payments; and/or
- Due to your death (the withdrawal must occur within six months after death and can only be exercised once).

Request for Full Withdrawal. If the contract holder or you, if allowed by the plan, request a full withdrawal of your account value, we will pay any amounts held in the Fixed Plus Account, with interest, in five annual payments equal to:
- One-fifth of the Fixed Plus Account value on the day we receive the request, reduced by any Fixed Plus Account withdrawals, transfers or income phase payments made during the past 12 months;
- One-fourth of the remaining Fixed Plus Account value 12 months later;
- One-third of the remaining Fixed Plus Account value 12 months later;
- One-half of the remaining Fixed Plus Account value 12 months later; and
- The balance of the Fixed Plus Account value 12 months later.

A full withdrawal may be canceled at any time before the end of the five-payment period.

Once we receive a request for full withdrawal, no further withdrawals or transfers will be permitted from Fixed Plus Account.

We will waive the above full withdrawal five-payment period if the full withdrawal is made due to any of the following:
- Your death occurs before income phase payments have begun (request must be received within six months after date of death); or
- Election of any income phase payment option with fixed payments or a lifetime payment option with variable payments; or
- Your account value in the Fixed Plus Account is $3,500 or less and no withdrawals, transfers or income phase payments have been made from your account within the past 12 months.

Charges. We do not make deductions from amounts in the Fixed Plus Account to cover mortality and expense risks. We consider these risks when determining the credited rate.

Transfers. Transfers are limited to 20% of the amount held in the Fixed Plus Account on the day a request in good order is received at the address listed in **"CONTRACT OVERVIEW – Questions: Contacting the Company."** The 20% is reduced by any Fixed Plus Account withdrawals, transfers or income phase payments made in the past 12 months. We reserve the right to include payments made through a Systematic Distribution Option, if available under your contract, in calculating the 20% limit. The 20% limit will be waived if your account value in the Fixed Plus Account is $1,000 or less.

Income Phase. Amounts accumulating under the Fixed Plus Account can be transferred to the subaccounts to fund variable lifetime income options during the income phase. However, Fixed Plus Account values may not be used to fund nonlifetime income options with variable payments.

Systematic Withdrawal Option. If available under your contract, SWO **(see "SYSTEMATIC DISTRIBUTION OPTIONS")**, may not be elected if you have requested a Fixed Plus Account transfer or withdrawal within the past 12 months.

APPENDIX IV
FUND DESCRIPTIONS

List of Fund Name Changes

New Fund Name	Former Fund Name
ING Columbia Contrarian Core Portfolio	ING Davis New York Venture Portfolio
ING Invesco Comstock Portfolio	ING Invesco Van Kampen Comstock Portfolio
ING Invesco Equity and Income Portfolio	ING Invesco Van Kampen Equity and Income Portfolio
ING Invesco Growth and Income Portfolio	ING Invesco Van Kampen Growth and Income Portfolio
ING Multi-Manager Large Cap Core Portfolio	ING Pioneer Fund Portfolio
Invesco V.I. American Franchise Fund	Invesco Van Kampen V.I. American Franchise Fund
Oppenheimer Main Street Small Cap Fund®/VA	Oppenheimer Main Street Small- & Mid-Cap Fund®/VA

The investment results of the funds are likely to differ significantly and there is no assurance that any of the funds will achieve their respective investment objectives. You should consider the investment objectives, risks and charges and expenses of the funds carefully before investing. Please refer to the fund prospectuses for additional information. Shares of the funds will rise and fall in value and you could lose money by investing in the funds. Shares of the funds are not bank deposits and are not guaranteed, endorsed or insured by any financial institution, the FDIC or any other government agency. Except as noted, all funds are diversified, as defined under the 1940 Act. Fund prospectuses may be obtained free of charge by contacting us at the address **and telephone number listed in "CONTRACT OVERVIEW – Questions," by accessing the SEC's website or by contacting the SEC's Public Reference Branch. If you received a summary prospectus for any of the funds available through the contract, you may obtain a full prospectus and other fund information free of charge by either accessing the internet address, calling the telephone number or sending an email request to the email address shown on the front of the fund's summary prospectus.**

Certain funds offered under the contracts have investment objectives and policies similar to other funds managed by the fund's investment adviser. The investment results of a fund may be higher or lower than those of other funds managed by the same adviser. There is no assurance and no representation is made that the investment results of any fund will be comparable to those of another fund managed by the same investment adviser.

For the share class of each fund offered through the contracts, please see the cover page.

Fund Name Investment Adviser/Subadviser	Investment Objective(s)
American Funds® – Growth-Income Fund **Investment Adviser:** Capital Research and Management Company^{SM}	Seeks capital growth over time and income by investing primarily in common stocks or other securities that demonstrate the potential for appreciation and/or dividends.
American Funds® – International Fund **Investment Adviser:** Capital Research and Management Company^{SM}	Seeks growth of capital over time by investing primarily in common stocks of companies located outside the United States.

Fund Name Investment Adviser/Subadviser	Investment Objective(s)
Calvert VP SRI Balanced Portfolio **Investment Adviser:** Calvert Investment Management, Inc. **Subadvisers** (equity portion of Portfolio): New Amsterdam Partners LLC Calvert manages the fixed-income portion of the Portfolio and handles allocation of assets and Portfolio Managers for the Portfolio.	A *non-diversified* Portfolio that seeks to achieve a competitive total return through an actively managed portfolio of stocks, bonds and money market instruments which offer income and capital growth opportunity and which satisfy the investment criteria, including financial, sustainability and social responsibility factors.
Federated Fund for U.S. Government Securities II **Investment Adviser:** Federated Investment Management Company	Seeks to provide current income.
Fidelity® VIP Contrafund® Portfolio **Investment Adviser:** Fidelity Management & Research Company ("FMR") **Subadvisers:** FMR Co., Inc. ("FMRC") and other investment advisers	Seeks long-term capital appreciation.
Fidelity® VIP Equity-Income Portfolio **Investment Adviser:** FMR **Subadvisers:** FMRC and other investment advisers	Seeks reasonable income. Also considers the potential for capital appreciation. Seeks to achieve a yield which exceeds the composite yield on the securities comprising the S&P 500® Index.
Fidelity® VIP Growth Portfolio **Investment Adviser:** FMR **Subadvisers:** FMRC and other investment advisers	Seeks to achieve capital appreciation.
Fidelity® VIP Overseas Portfolio **Investment Adviser:** FMR **Subadvisers:** FMRC and other investment advisers	Seeks long-term growth of capital.
Franklin Small Cap Value Securities Fund **Investment Adviser:** Franklin Advisory Services, LLC	Seeks long-term total return. Under normal market conditions, the fund invests at least 80% of its net assets in investments of small capitalization companies.

Fund Name Investment Adviser/Subadviser	Investment Objective(s)
ING American Century Small-Mid Cap Value Portfolio **Investment Adviser:** Directed Services LLC **Subadviser:** American Century Investment Management, Inc.	Seeks long-term capital growth. Income is a secondary objective.
ING Balanced Portfolio **Investment Adviser:** ING Investments, LLC **Subadviser:** ING Investment Management Co. LLC	Seeks total return consisting of capital appreciation (both realized and unrealized) and current income; the secondary investment objective is long-term capital appreciation.
ING Baron Growth Portfolio **Investment Adviser:** Directed Services LLC **Subadviser:** BAMCO, Inc.	Seeks capital appreciation.
ING BlackRock Health Sciences Opportunities Portfolio **Investment Adviser:** Directed Services LLC **Subadviser:** BlackRock Advisors, LLC	Seeks long-term capital growth.
ING BlackRock Large Cap Growth Portfolio **Investment Adviser:** Directed Services LLC **Subadviser:** BlackRock Investment Management, LLC	Seeks long-term growth of capital.
ING Clarion Global Real Estate Portfolio **Investment Adviser:** ING Investments, LLC **Subadviser:** CBRE Clarion Securities LLC	Seeks high total return, consisting of capital appreciation and current income.
ING Clarion Real Estate Portfolio **Investment Adviser:** Directed Services LLC **Subadviser:** CBRE Clarion Securities LLC	A *non-diversified* portfolio that seeks total return including capital appreciation and current income.
ING Columbia Contrarian Core Portfolio **Investment Adviser:** Directed Services LLC **Subadviser:** Columbia Management Investment Advisers, LLC	Seeks total return, consisting of long-term capital appreciation and current income.

Fund Name Investment Adviser/Subadviser	Investment Objective(s)
ING Columbia Small Cap Value II Portfolio **Investment Adviser:** Directed Services LLC **Subadviser:** Columbia Management Investment Advisers, LLC	Seeks long-term growth of capital.
ING FMR^{SM} **Diversified Mid Cap Portfolio*** **Investment Adviser:** Directed Services LLC **Subadviser:** FMR ***FMR is a service mark of Fidelity Management & Research Company**	Seeks long-term growth of capital.
ING Global Bond Portfolio **Investment Adviser:** Directed Services LLC **Subadviser:** ING Investment Management Co. LLC	Seeks to maximize total return through a combination of current income and capital appreciation.
ING Global Resources Portfolio **Investment Adviser:** Directed Services LLC **Subadviser:** ING Investment Management Co. LLC	A *non-diversified* portfolio that seeks long-term capital appreciation.
ING Growth and Income Portfolio **Investment Adviser:** ING Investments, LLC **Subadviser:** ING Investment Management Co. LLC	Seeks to maximize total return through investments in a diversified portfolio of common stocks and securities convertible into common stocks. It is anticipated that capital appreciation and investment income will both be major factors in achieving total return.
ING Index Plus LargeCap Portfolio **Investment Adviser:** ING Investments, LLC **Subadviser:** ING Investment Management Co. LLC	Seeks to outperform the total return performance of the S&P 500 Index, while maintaining a market level of risk.
ING Index Plus MidCap Portfolio **Investment Adviser:** ING Investments, LLC **Subadviser:** ING Investment Management Co. LLC	Seeks to outperform the total return performance of the Standard and Poor's MidCap 400 Index, while maintaining a market level of risk.

Fund Name Investment Adviser/Subadviser	Investment Objective(s)

ING Index Plus SmallCap Portfolio
 	
    Investment Adviser: ING Investments, LLC
 	
    Subadviser: ING Investment Management Co. LLC
	Seeks to outperform the total return performance of the Standard and Poor's SmallCap 600 Index, while maintaining a market level of risk.

ING Intermediate Bond Portfolio
 	
    Investment Adviser: ING Investments, LLC
 	
    Subadviser: ING Investment Management Co. LLC
	Seeks to maximize total return consistent with reasonable risk. The portfolio seeks its objective through investments in a diversified portfolio consisting primarily of debt securities. It is anticipated that capital appreciation and investment income will both be major factors in achieving total return.

ING International Index Portfolio
 	
    Investment Adviser: ING Investments, LLC
 	
    Subadviser: ING Investment Management Co. LLC
	Seeks investment results (before fees and expenses) that correspond to the total return (which includes capital appreciation and income) of a widely accepted international index.

ING International Value Portfolio
 	
    Investment Adviser: ING Investments, LLC
 	
    Subadviser: ING Investment Management Co. LLC
	Seeks long-term capital appreciation.

ING Invesco Comstock Portfolio
 	
    Investment Adviser: Directed Services LLC
 	
    Subadviser: Invesco Advisers, Inc.
	Seeks capital growth and income.

ING Invesco Equity and Income Portfolio
 	
    Investment Adviser: Directed Services LLC
 	
    Subadviser: Invesco Advisers, Inc.
	Seeks total return, consisting of long-term capital appreciation and current income.

ING Invesco Growth and Income Portfolio
 	
    Investment Adviser: Directed Services LLC
 	
    Subadviser: Invesco Advisers, Inc.
	Seeks long-term growth of capital and income.

ING JPMorgan Emerging Markets Equity Portfolio
 	
    Investment Adviser: Directed Services LLC
 	
    Subadviser: J.P. Morgan Investment Management Inc.
	Seeks capital appreciation.

Fund Name Investment Adviser/Subadviser	Investment Objective(s)
ING JPMorgan Mid Cap Value Portfolio **Investment Adviser:** Directed Services LLC **Subadviser:** J.P. Morgan Investment Management, Inc.	Seeks growth from capital appreciation.
ING JPMorgan Small Cap Core Equity Portfolio **Investment Adviser:** Directed Services LLC **Subadviser:** J.P. Morgan Investment Management Inc.	Seeks capital growth over the long term.
ING Large Cap Growth Portfolio **Investment Adviser:** Directed Services LLC **Subadviser:** ING Investment Management Co. LLC	Seeks long-term capital growth.
ING Large Cap Value Portfolio **Investment Adviser:** Directed Services LLC **Subadviser:** ING Investment Management Co. LLC	Seeks long-term growth of capital and current income.
ING MFS Total Return Portfolio **Investment Adviser:** Directed Services LLC **Subadviser:** Massachusetts Financial Services Company	Seeks above-average income (compared to a portfolio entirely invested in equity securities) consistent with the prudent employment of capital and secondarily, seeks reasonable opportunity for growth of capital and income.
ING MFS Utilities Portfolio **Investment Adviser:** Directed Services LLC **Subadviser:** Massachusetts Financial Services Company	Seeks total return.
ING Marsico Growth Portfolio **Investment Adviser:** Directed Services LLC **Subadviser:** Marsico Capital Management, LLC	Seeks capital appreciation.
ING MidCap Opportunities Portfolio **Investment Adviser:** ING Investments, LLC **Subadviser:** ING Investment Management Co. LLC	Seeks long-term capital appreciation.

Fund Name Investment Adviser/Subadviser	Investment Objective(s)

ING Money Market Portfolio*
 	
   Investment Adviser: ING Investments, LLC
 	
   Subadviser: ING Investment Management Co. LLC
 	
*There is no guarantee that the ING Money Market Portfolio
  will have a positive or level return.
	Seeks to provide high current return, consistent with preservation of capital and liquidity, through investment in high-quality money market instruments while maintaining a stable share price of $1.00.

ING Multi-Manager Large Cap Core Portfolio
 	
   Investment Adviser: Directed Services LLC
 	
   Subadvisers: Columbia Management Investment Advisers, LLC and The London Company of Virginia d/b/a The London Company
	Seeks reasonable income and capital growth.

ING Oppenheimer Global Portfolio
 	
   Investment Adviser: Directed Services LLC
 	
   Subadviser: OppenheimerFunds, Inc.
	Seeks capital appreciation.

ING PIMCO High Yield Portfolio
 	
   Investment Adviser: Directed Services LLC
 	
   Subadviser: Pacific Investment Management Company LLC ("PIMCO")
	Seeks maximum total return, consistent with preservation of capital and prudent investment management.

ING PIMCO Total Return Portfolio
 	
   Investment Adviser: Directed Services LLC
 	
   Subadviser: PIMCO
	Seeks maximum total return, consistent with capital preservation and prudent investment management.

ING Pioneer High Yield Portfolio
 	
   Investment Adviser: Directed Services LLC
 	
   Subadviser: Pioneer Investment Management, Inc.
	Seeks to maximize total return through income and capital appreciation.

ING Pioneer Mid Cap Value Portfolio
 	
   Investment Adviser: Directed Services LLC
 	
   Subadviser: Pioneer Investment Management, Inc.
	Seeks capital appreciation.

Fund Name Investment Adviser/Subadviser	Investment Objective(s)
ING Russell^{TM} Large Cap Growth Index Portfolio **Investment Adviser:** ING Investments, Inc. **Subadviser:** ING Investment Management Co. LLC	Seeks investment results (before fees and expenses) that correspond to the total return (which includes capital appreciation and income) of the Russell Top 200® Growth Index.
ING Russell^{TM} Large Cap Index Portfolio **Investment Adviser:** ING Investments, LLC **Subadviser:** ING Investment Management Co. LLC	Seeks investment results (before fees and expenses) that correspond to the total return (which includes capital appreciation and income) of the Russell Top 200® Index.
ING Russell^{TM} Mid Cap Growth Index Portfolio **Investment Adviser:** ING Investments, Inc. **Subadviser:** ING Investment Management Co. LLC	Seeks investment results (before fees and expenses) that correspond to the total return (which includes capital appreciation and income) of the Russell Midcap® Growth Index.
ING Russell^{TM} Mid Cap Index Portfolio **Investment Adviser:** ING Investments, Inc. **Subadviser:** ING Investment Management Co. LLC	Seeks investment results (before fees and expenses) that correspond to the total return (which includes capital appreciation and income) of the Russell Midcap® Index.
ING Russell^{TM} Small Cap Index Portfolio **Investment Adviser:** ING Investments, LLC **Subadviser:** ING Investment Management Co. LLC	Seeks investment results (before fees and expenses) that correspond to the total return (which includes capital appreciation and income) of the Russell 2000® Index.
ING Small Company Portfolio **Investment Adviser:** ING Investments, LLC **Subadviser:** ING Investment Management Co. LLC	Seeks growth of capital primarily through investment in a diversified portfolio of common stocks of companies with smaller market capitalizations.
ING SmallCap Opportunities Portfolio **Investment Adviser:** ING Investments, LLC **Subadviser:** ING Investment Management Co. LLC	Seeks long-term capital appreciation.
ING Solution 2015 Portfolio **Investment Adviser:** Directed Services LLC **Subadviser:** ING Investment Management Co. LLC	Until the day prior to its Target Date, the portfolio seeks to provide total return consistent with an asset allocation targeted at retirement in approximately 2015. On the Target Date, the portfolio's investment objective will be to seek to provide a combination of total return and stability of principal consistent with an asset allocation targeted to retirement.

Fund Name Investment Adviser/Subadviser	Investment Objective(s)
ING Solution 2025 Portfolio **Investment Adviser:** Directed Services LLC **Subadviser:** ING Investment Management Co. LLC	Until the day prior to its Target Date, the portfolio seeks to provide total return consistent with an asset allocation targeted at retirement in approximately 2025. On the Target Date, the portfolio's investment objective will be to seek to provide a combination of total return and stability of principal consistent with an asset allocation targeted to retirement.
ING Solution 2035 Portfolio **Investment Adviser:** Directed Services LLC **Subadviser:** ING Investment Management Co. LLC	Until the day prior to its Target Date, the portfolio seeks to provide total return consistent with an asset allocation targeted at retirement in approximately 2035. On the Target Date, the portfolio's investment objective will be to seek to provide a combination of total return and stability of principal consistent with an asset allocation targeted to retirement.
ING Solution 2045 Portfolio **Investment Adviser:** Directed Services LLC **Subadviser:** ING Investment Management Co. LLC	Until the day prior to its Target Date, the portfolio seeks to provide total return consistent with an asset allocation targeted at retirement in approximately 2045. On the Target Date, the portfolio's investment objective will be to seek to provide a combination of total return and stability of principal consistent with an asset allocation targeted to retirement.
ING Solution 2055 Portfolio **Investment Adviser:** Directed Services LLC **Subadviser:** ING Investment Management Co. LLC	Until the day prior to its Target Date, the portfolio seeks to provide total return consistent with an asset allocation targeted at retirement in approximately 2055. On the Target Date, the portfolio's investment objective will be to seek to provide a combination of total return and stability of principal consistent with an asset allocation targeted to retirement.
ING Solution Income Portfolio **Investment Adviser:** Directed Services LLC **Subadviser:** ING Investment Management Co. LLC	Seeks to provide a combination of total return and stability of principal consistent with an asset allocation targeted to retirement.
ING Strategic Allocation Conservative Portfolio **Investment Adviser:** ING Investments, LLC **Subadviser:** ING Investment Management Co. LLC	Seeks to provide total return (i.e., income and capital growth, both realized and unrealized) consistent with preservation of capital.

Fund Name Investment Adviser/Subadviser	Investment Objective(s)
ING Strategic Allocation Growth Portfolio **Investment Adviser:** ING Investments, LLC **Subadviser:** ING Investment Management Co. LLC	Seeks to provide capital appreciation.
ING Strategic Allocation Moderate Portfolio **Investment Adviser:** ING Investments, LLC **Subadviser:** ING Investment Management Co. LLC	Seeks to provide total return (i.e., income and capital appreciation, both realized and unrealized).
ING T. Rowe Price Capital Appreciation Portfolio **Investment Adviser:** Directed Services LLC **Subadviser:** T. Rowe Price Associates, Inc.	Seeks, over the long-term, a high total investment return, consistent with the preservation of capital and with prudent investment risk.
ING T. Rowe Price Diversified Mid Cap Growth Portfolio **Investment Adviser:** Directed Services LLC **Subadviser:** T. Rowe Price Associates, Inc.	Seeks long-term capital appreciation.
ING T. Rowe Price Equity Income Portfolio **Investment Adviser:** Directed Services LLC **Subadviser:** T. Rowe Price Associates, Inc.	Seeks substantial dividend income as well as long-term growth of capital.
ING T. Rowe Price Growth Equity Portfolio **Investment Adviser:** Directed Services LLC **Subadviser:** T. Rowe Price Associates, Inc.	Seeks long-term capital growth, and secondarily, increasing dividend income.
ING T. Rowe Price International Stock Portfolio **Investment Adviser:** Directed Services LLC **Subadviser:** T. Rowe Price Associates, Inc.	Seeks long-term growth of capital.
ING Templeton Foreign Equity Portfolio **Investment Adviser:** Directed Services LLC **Subadviser:** Templeton Investment Counsel, LLC	Seeks long-term capital growth.

Fund Name Investment Adviser/Subadviser	Investment Objective(s)
ING Templeton Global Growth Portfolio **Investment Adviser:** Directed Services LLC **Subadviser:** Templeton Global Advisors Limited	Seeks capital appreciation. Current income is only an incidental consideration.
ING U.S. Bond Index Portfolio **Investment Adviser:** ING Investments, LLC **Subadviser:** ING Investment Management Co. LLC	Seeks investment results (before fees and expenses) that correspond to the total return (which includes capital appreciation and income) of the Barclay Capital U.S. Aggregate Bond Index.
ING U.S. Stock Index Portfolio **Investment Adviser:** Directed Services LLC **Subadviser:** ING Investment Management Co. LLC	Seeks total return.
Invesco V.I. American Franchise Fund **Investment Adviser:** Invesco Advisors, Inc.	Seeks capital growth.
Invesco V.I. Core Equity Fund **Investment Adviser:** Invesco Advisors, Inc.	Seeks long term growth of capital.
Lord Abbett Series Fund – Mid Cap Stock Portfolio **Investment Adviser:** Lord, Abbett & Co. LLC	The Fund seeks capital appreciation through investments, primarily in equity securities, which are believed to be undervalued in the marketplace.
Oppenheimer Main Street Small Cap Fund®/VA **Investment Adviser:** Oppenheimer Funds, Inc.	The Fund seeks capital appreciation.
PIMCO VIT Foreign Bond Portfolio (Unhedged) **Investment Adviser:** PIMCO	Seeks maximum total return, consistent with preservation of real capital and prudent investment management.
PIMCO VIT Real Return Portfolio **Investment Adviser:** PIMCO	Seeks maximum real return, consistent with preservation of real capital and prudent investment management.
Pioneer Emerging Markets VCT Portfolio **Investment Adviser:** Pioneer Investment Management, Inc.	Seeks long-term growth of capital.
Pioneer High Yield VCT Portfolio **Investment Adviser:** Pioneer Investment Management, Inc.	Seeks to maximize total return through a combination of income and capital appreciation.

Fund Name Investment Adviser/Subadviser	Investment Objective(s)
Wanger International **Investment Adviser:** Columbia Wanger Asset Management, LLC	Seeks long-term capital appreciation.
Wanger Select **Investment Adviser:** Columbia Wanger Asset Management, LLC	Seeks long-term capital appreciation.
Wanger USA **Investment Adviser:** Columbia Wanger Asset Management, LLC	Seeks long-term capital appreciation.

APPENDIX V
CONDENSED FINANCIAL INFORMATION

TABLE OF CONTENTS

CONDENSED FINANCIAL INFORMATION

Except for subaccounts which did not commence operations as of December 31, 2012, the following tables give: (1) the accumulation unit value ("AUV") at the beginning of the period: (2) the AUV at the end of the period: and (3) the total number of accumulation units outstanding at the end of the period for each subaccount of Variable Annuity Account B available under the contracts for the indicated periods. For those subaccounts that commenced operations during the period ended December 31, 2012, the "Value at beginning of period" shown is the value at first date of investment. Fund name changes after December 31, 2012 are not reflected in the following information.

TABLE I
FOR CONTRACTS WITH TOTAL SEPARATE ACCOUNT CHARGES OF 0.70%
(Selected data for accumulation units outstanding throughout each period)

	2012	2011	2010	2009	2008
CALVERT VP SRI BALANCED PORTFOLIO					
(Funds were first received in this option during July 2008)					
Value at beginning of period	$10.77	$10.37	$9.31	$7.49	$9.94
Value at end of period	$11.82	$10.77	$10.37	$9.31	$7.49
Number of accumulation units outstanding at end of period	196	182	168	151	131
FIDELITY® VIP CONTRAFUND® PORTFOLIO					
(Funds were first received in this option during July 2008)					
Value at beginning of period	$10.46	$10.81	$9.29	$6.89	$9.89
Value at end of period	$12.10	$10.46	$10.81	$9.29	$6.89
Number of accumulation units outstanding at end of period	48,878	54,910	56,322	61,425	59,360
FIDELITY® VIP EQUITY-INCOME PORTFOLIO					
(Funds were first received in this option during July 2008)					
Value at beginning of period	$10.19	$10.17	$8.89	$6.88	$9.78
Value at end of period	$11.88	$10.19	$10.17	$8.89	$6.88
Number of accumulation units outstanding at end of period	15,397	17,647	18,672	22,350	21,846
FIDELITY® VIP GROWTH PORTFOLIO					
(Funds were first received in this option during July 2008)					
Value at beginning of period	$9.81	$9.86	$8.00	$6.28	$9.97
Value at end of period	$11.17	$9.81	$9.86	$8.00	$6.28
Number of accumulation units outstanding at end of period	10,492	7,187	14,906	18,622	17,678
FIDELITY® VIP OVERSEAS PORTFOLIO					
(Funds were first received in this option during July 2008)					
Value at beginning of period	$7.65	$9.31	$8.28	$6.59	$9.88
Value at end of period	$9.18	$7.65	$9.31	$8.28	$6.59
Number of accumulation units outstanding at end of period	7,404	7,652	5,344	7,075	5,900
FRANKLIN SMALL CAP VALUE SECURITIES FUND					
(Funds were first received in this option during July 2008)					
Value at beginning of period	$10.99	$11.50	$9.03	$7.04	$9.91
Value at end of period	$12.92	$10.99	$11.50	$9.03	$7.04
Number of accumulation units outstanding at end of period	6,953	8,282	8,320	7,168	6,396
ING AMERICAN CENTURY SMALL-MID CAP VALUE PORTFOLIO					
(Funds were first received in this option during January 2011)					
Value at beginning of period	$12.36	$13.09			
Value at end of period	$14.28	$12.36			
Number of accumulation units outstanding at end of period	539	525			
ING BALANCED PORTFOLIO					
(Funds were first received in this option during July 2008)					
Value at beginning of period	$10.50	$10.72	$9.46	$7.99	$9.94
Value at end of period	$11.85	$10.50	$10.72	$9.46	$7.99
Number of accumulation units outstanding at end of period	27,826	28,282	27,971	42,036	41,357

	2012	2011	2010	2009	2008
ING BARON GROWTH PORTFOLIO					
(Funds were first received in this option during July 2008)					
Value at beginning of period	$11.90	$11.72	$9.33	$6.95	$9.88
Value at end of period	$14.14	$11.90	$11.72	$9.33	$6.95
Number of accumulation units outstanding at end of period	5,490	5,585	5,835	3,589	2,759
ING BLACKROCK HEALTH SCIENCES OPPORTUNITIES PORTFOLIO					
(Funds were first received in this option during September 2010)					
Value at beginning of period	$10.17	$9.78	$9.28		
Value at end of period	$11.99	$10.17	$9.78		
Number of accumulation units outstanding at end of period	19	14	4		
ING BLACKROCK LARGE CAP GROWTH PORTFOLIO					
(Funds were first received in this option during July 2008)					
Value at beginning of period	$10.26	$10.46	$9.28	$7.15	$9.92
Value at end of period	$11.69	$10.26	$10.46	$9.28	$7.15
Number of accumulation units outstanding at end of period	6,940	6,644	7,266	7,695	8,762
ING BLACKROCK SCIENCE AND TECHNOLOGY OPPORTUNITIES PORTFOLIO					
(Funds were first received in this option during July 2008)					
Value at beginning of period	$10.91	$12.27	$10.42	$6.87	$9.94
Value at end of period	$11.69	$10.91	$12.27	$10.42	$6.87
Number of accumulation units outstanding at end of period	3,599	3,483	3,468	3,618	3,523
ING CLARION GLOBAL REAL ESTATE PORTFOLIO					
(Funds were first received in this option during May 2010)					
Value at beginning of period	$9.70	$10.30	$8.79		
Value at end of period	$12.15	$9.70	$10.30		
Number of accumulation units outstanding at end of period	1,590	200	111		
ING CLARION REAL ESTATE PORTFOLIO					
(Funds were first received in this option during July 2008)					
Value at beginning of period	$11.99	$11.03	$8.68	$6.43	$9.97
Value at end of period	$13.76	$11.99	$11.03	$8.68	$6.43
Number of accumulation units outstanding at end of period	3,348	2,083	922	581	413
ING DAVIS NEW YORK VENTURE PORTFOLIO					
(Funds were first received in this option during July 2008)					
Value at beginning of period	$9.81	$10.36	$9.31	$7.12	$9.80
Value at end of period	$10.93	$9.81	$10.36	$9.31	$7.12
Number of accumulation units outstanding at end of period	1,669	3,287	3,698	1,350	2,729
ING FMR[SM] DIVERSIFIED MID CAP PORTFOLIO					
(Funds were first received in this option during January 2009)					
Value at beginning of period	$10.43	$11.79	$9.25	$6.62	
Value at end of period	$11.87	$10.43	$11.79	$9.25	
Number of accumulation units outstanding at end of period	4,025	3,983	4,012	2,345	
ING GLOBAL BOND PORTFOLIO					
(Funds were first received in this option during July 2008)					
Value at beginning of period	$11.91	$11.57	$10.05	$8.33	$10.00
Value at end of period	$12.76	$11.91	$11.57	$10.05	$8.33
Number of accumulation units outstanding at end of period	16,799	13,531	10,311	7,877	8,125
ING GLOBAL RESOURCES PORTFOLIO					
(Funds were first received in this option during July 2008)					
Value at beginning of period	$9.22	$10.22	$8.46	$6.20	$10.09
Value at end of period	$8.90	$9.22	$10.22	$8.46	$6.20
Number of accumulation units outstanding at end of period	18,661	18,907	13,405	12,223	10,616
ING GROWTH AND INCOME CORE PORTFOLIO					
(Funds were first received in this option during July 2008)					
Value at beginning of period	$9.85	$11.42	$10.32	$7.18	$9.91
Value at end of period	$10.69	$9.85	$11.42	$10.32	$7.18
Number of accumulation units outstanding at end of period	7,397	7,384	7,629	7,416	7,147

Condensed Financial Information (continued)

	2012	2011	2010	2009	2008
ING GROWTH AND INCOME PORTFOLIO					
(Funds were first received in this option during July 2008)					
Value at beginning of period	$10.36	$10.46	$9.23	$7.14	$9.86
Value at end of period	$11.91	$10.36	$10.46	$9.23	$7.14
Number of accumulation units outstanding at end of period	98,753	101,211	108,694	121,550	129,791
ING INDEX PLUS LARGECAP PORTFOLIO					
(Funds were first received in this option during July 2008)					
Value at beginning of period	$10.26	$10.34	$9.14	$7.47	$9.88
Value at end of period	$11.66	$10.26	$10.34	$9.14	$7.47
Number of accumulation units outstanding at end of period	14,102	14,681	17,489	19,228	28,884
ING INDEX PLUS MIDCAP PORTFOLIO					
(Funds were first received in this option during July 2008)					
Value at beginning of period	$10.65	$10.85	$8.96	$6.85	$9.94
Value at end of period	$12.45	$10.65	$10.85	$8.96	$6.85
Number of accumulation units outstanding at end of period	6,451	12,137	11,506	11,468	11,018
ING INDEX PLUS SMALLCAP PORTFOLIO					
(Funds were first received in this option during July 2008)					
Value at beginning of period	$10.86	$11.02	$9.03	$7.28	$9.93
Value at end of period	$12.12	$10.86	$11.02	$9.03	$7.28
Number of accumulation units outstanding at end of period	5,601	7,027	6,663	7,444	7,501
ING INTERMEDIATE BOND PORTFOLIO					
(Funds were first received in this option during July 2008)					
Value at beginning of period	$12.12	$11.35	$10.40	$9.39	$10.02
Value at end of period	$13.16	$12.12	$11.35	$10.40	$9.39
Number of accumulation units outstanding at end of period	15,453	11,680	10,297	11,346	13,618
ING INTERNATIONAL INDEX PORTFOLIO					
(Funds were first received in this option during August 2009)					
Value at beginning of period	$7.94	$9.10	$8.50	$7.80	
Value at end of period	$9.36	$7.94	$9.10	$8.50	
Number of accumulation units outstanding at end of period	8,723	8,695	4,572	3,356	
ING INTERNATIONAL VALUE PORTFOLIO					
(Funds were first received in this option during July 2008)					
Value at beginning of period	$7.23	$8.56	$8.41	$6.66	$9.81
Value at end of period	$8.55	$7.23	$8.56	$8.41	$6.66
Number of accumulation units outstanding at end of period	3,737	4,952	4,583	3,931	3,517
ING INVESCO VAN KAMPEN COMSTOCK PORTFOLIO					
(Funds were first received in this option during July 2008)					
Value at beginning of period	$10.51	$10.81	$9.45	$7.41	$9.73
Value at end of period	$12.38	$10.51	$10.81	$9.45	$7.41
Number of accumulation units outstanding at end of period	5,118	3,771	4,215	3,271	820
ING INVESCO VAN KAMPEN EQUITY AND INCOME PORTFOLIO					
(Funds were first received in this option during July 2008)					
Value at beginning of period	$11.20	$11.40	$10.22	$8.39	$9.90
Value at end of period	$12.54	$11.20	$11.40	$10.22	$8.39
Number of accumulation units outstanding at end of period	4,182	4,895	4,565	4,096	3,627
ING INVESCO VAN KAMPEN GROWTH AND INCOME PORTFOLIO					
(Funds were first received in this option during July 2008)					
Value at beginning of period	$10.40	$10.70	$9.58	$7.78	$9.84
Value at end of period	$11.83	$10.40	$10.70	$9.58	$7.78
Number of accumulation units outstanding at end of period	1,849	1,713	2,165	1,580	1,259
ING JPMORGAN EMERGING MARKETS EQUITY PORTFOLIO					
(Funds were first received in this option during July 2008)					
Value at beginning of period	$9.70	$11.96	$10.01	$5.87	$9.87
Value at end of period	$11.48	$9.70	$11.96	$10.01	$5.87
Number of accumulation units outstanding at end of period	17,443	14,848	8,200	3,386	1,018

Condensed Financial Information (continued)

	2012	2011	2010	2009	2008
ING JPMORGAN MID CAP VALUE PORTFOLIO					
(Funds were first received in this option during July 2008)					
Value at beginning of period	$11.60	$11.47	$9.40	$7.53	$9.89
Value at end of period	$13.83	$11.60	$11.47	$9.40	$7.53
Number of accumulation units outstanding at end of period	4,821	4,029	3,478	4,215	2,770
ING JPMORGAN SMALL CAP CORE EQUITY PORTFOLIO					
(Funds were first received in this option during July 2008)					
Value at beginning of period	$11.48	$11.72	$9.31	$7.37	$9.96
Value at end of period	$13.53	$11.48	$11.72	$9.31	$7.37
Number of accumulation units outstanding at end of period	224	209	209	173	138
ING LARGE CAP GROWTH PORTFOLIO					
(Funds were first received in this option during January 2011)					
Value at beginning of period	$10.36	$10.32			
Value at end of period	$12.15	$10.36			
Number of accumulation units outstanding at end of period	24,041	21,060			
ING LARGE CAP VALUE PORTFOLIO					
(Funds were first received in this option during July 2008)					
Value at beginning of period	$10.50	$10.22	$8.62	$7.70	$9.87
Value at end of period	$11.96	$10.50	$10.22	$8.62	$7.70
Number of accumulation units outstanding at end of period	10,247	10,089	4,825	5,260	3,848
ING MARSICO GROWTH PORTFOLIO					
(Funds were first received in this option during July 2008)					
Value at beginning of period	$10.56	$10.81	$9.08	$7.09	$9.89
Value at end of period	$11.80	$10.56	$10.81	$9.08	$7.09
Number of accumulation units outstanding at end of period	182	2,088	0	1,205	1,023
ING MFS TOTAL RETURN PORTFOLIO					
(Funds were first received in this option during July 2008)					
Value at beginning of period	$10.86	$10.77	$9.87	$8.43	$9.92
Value at end of period	$11.99	$10.86	$10.77	$9.87	$8.43
Number of accumulation units outstanding at end of period	215	0	0	1,248	1,261
ING MFS UTILITIES PORTFOLIO					
(Funds were first received in this option during July 2008)					
Value at beginning of period	$10.95	$10.36	$9.18	$6.96	$9.94
Value at end of period	$12.32	$10.95	$10.36	$9.18	$6.96
Number of accumulation units outstanding at end of period	6,567	5,632	2,623	2,238	1,133
ING MIDCAP OPPORTUNITIES PORTFOLIO					
(Funds were first received in this option during July 2008)					
Value at beginning of period	$12.47	$12.62	$9.75	$6.94	$9.99
Value at end of period	$14.14	$12.47	$12.62	$9.75	$6.94
Number of accumulation units outstanding at end of period	6,703	3,226	2,053	2,806	2,555
ING MONEY MARKET PORTFOLIO					
(Funds were first received in this option during July 2008)					
Value at beginning of period	$9.91	$9.97	$10.02	$10.06	$10.00
Value at end of period	$9.84	$9.91	$9.97	$10.02	$10.06
Number of accumulation units outstanding at end of period	5,110	6,436	6,810	12,722	26,372
ING OPPENHEIMER GLOBAL PORTFOLIO					
(Funds were first received in this option during July 2008)					
Value at beginning of period	$10.20	$11.18	$9.70	$7.00	$9.89
Value at end of period	$12.32	$10.20	$11.18	$9.70	$7.00
Number of accumulation units outstanding at end of period	65,174	65,488	65,368	67,823	66,469
ING PIMCO HIGH YIELD PORTFOLIO					
(Funds were first received in this option during July 2008)					
Value at beginning of period	$13.96	$13.47	$11.87	$8.00	$9.97
Value at end of period	$15.81	$13.96	$13.47	$11.87	$8.00
Number of accumulation units outstanding at end of period	2,216	3,598	825	169	1,932

Condensed Financial Information (continued)

	2012	2011	2010	2009	2008
ING PIMCO TOTAL RETURN PORTFOLIO					
(Funds were first received in this option during July 2008)					
Value at beginning of period	$12.20	$11.90	$11.14	$9.96	$9.97
Value at end of period	$13.07	$12.20	$11.90	$11.14	$9.96
Number of accumulation units outstanding at end of period	23,798	21,107	17,119	11,511	3,417
ING PIONEER HIGH YIELD PORTFOLIO					
(Funds were first received in this option during March 2010)					
Value at beginning of period	$14.04	$14.24	$12.51		
Value at end of period	$16.21	$14.04	$14.24		
Number of accumulation units outstanding at end of period	4,525	3,479	176		
ING PIONEER MID CAP VALUE PORTFOLIO					
(Funds were first received in this option during July 2008)					
Value at beginning of period	$10.30	$10.90	$9.29	$7.46	$9.87
Value at end of period	$11.38	$10.30	$10.90	$9.29	$7.46
Number of accumulation units outstanding at end of period	7,369	11,450	11,471	11,542	10,279
ING RUSSELL™ LARGE CAP GROWTH INDEX PORTFOLIO					
(Funds were first received in this option during February 2010)					
Value at beginning of period	$14.58	$14.09	$12.10		
Value at end of period	$16.58	$14.58	$14.09		
Number of accumulation units outstanding at end of period	150	111	65		
ING RUSSELL™ LARGE CAP INDEX PORTFOLIO					
(Funds were first received in this option during July 2009)					
Value at beginning of period	$10.32	$10.14	$9.10	$7.72	
Value at end of period	$11.85	$10.32	$10.14	$9.10	
Number of accumulation units outstanding at end of period	1,076	0	2,086	1,880	
ING SMALLCAP OPPORTUNITIES PORTFOLIO					
(Funds were first received in this option during July 2008)					
Value at beginning of period	$11.93	$11.91	$9.07	$6.97	$9.96
Value at end of period	$13.65	$11.93	$11.91	$9.07	$6.97
Number of accumulation units outstanding at end of period	668	533	218	196	169
ING SMALL COMPANY PORTFOLIO					
(Funds were first received in this option during July 2008)					
Value at beginning of period	$11.02	$11.38	$9.21	$7.27	$9.96
Value at end of period	$12.53	$11.02	$11.38	$9.21	$7.27
Number of accumulation units outstanding at end of period	15,994	18,095	18,692	18,412	17,943
ING SOLUTION 2015 PORTFOLIO					
(Funds were first received in this option during July 2008)					
Value at beginning of period	$10.48	$10.63	$9.62	$7.92	$9.92
Value at end of period	$11.60	$10.48	$10.63	$9.62	$7.92
Number of accumulation units outstanding at end of period	17,278	26,643	23,648	27,892	55,546
ING SOLUTION 2025 PORTFOLIO					
(Funds were first received in this option during July 2008)					
Value at beginning of period	$10.09	$10.48	$9.28	$7.43	$9.90
Value at end of period	$11.36	$10.09	$10.48	$9.28	$7.43
Number of accumulation units outstanding at end of period	57,692	64,956	74,277	83,980	91,702
ING SOLUTION 2035 PORTFOLIO					
(Funds were first received in this option during July 2008)					
Value at beginning of period	$9.89	$10.44	$9.18	$7.20	$9.90
Value at end of period	$11.30	$9.89	$10.44	$9.18	$7.20
Number of accumulation units outstanding at end of period	175,400	171,450	159,973	120,313	92,143
ING SOLUTION 2045 PORTFOLIO					
(Funds were first received in this option during July 2008)					
Value at beginning of period	$9.65	$10.25	$8.96	$6.95	$9.88
Value at end of period	$11.07	$9.65	$10.25	$8.96	$6.95
Number of accumulation units outstanding at end of period	105,195	84,891	44,248	39,095	31,225

Condensed Financial Information (continued)

	2012	2011	2010	2009	2008
ING SOLUTION INCOME PORTFOLIO					
(Funds were first received in this option during July 2008)					
Value at beginning of period	$10.94	$10.98	$10.09	$8.67	$9.96
Value at end of period	$11.92	$10.94	$10.98	$10.09	$8.67
Number of accumulation units outstanding at end of period	12,209	15,335	16,626	17,770	20,073
ING STRATEGIC ALLOCATION CONSERVATIVE PORTFOLIO					
(Funds were first received in this option during July 2008)					
Value at beginning of period	$10.83	$10.71	$9.71	$8.30	$9.96
Value at end of period	$12.08	$10.83	$10.71	$9.71	$8.30
Number of accumulation units outstanding at end of period	647	648	1,091	1,040	978
ING STRATEGIC ALLOCATION GROWTH PORTFOLIO					
(Funds were first received in this option during July 2008)					
Value at beginning of period	$9.87	$10.24	$9.12	$7.34	$9.90
Value at end of period	$11.27	$9.87	$10.24	$9.12	$7.34
Number of accumulation units outstanding at end of period	13,808	13,507	13,181	28,573	43,261
ING STRATEGIC ALLOCATION MODERATE PORTFOLIO					
(Funds were first received in this option during July 2008)					
Value at beginning of period	$10.36	$10.49	$9.43	$7.79	$9.93
Value at end of period	$11.68	$10.36	$10.49	$9.43	$7.79
Number of accumulation units outstanding at end of period	2,043	2,024	2,025	2,027	2,030
ING T. ROWE PRICE CAPITAL APPRECIATION PORTFOLIO					
(Funds were first received in this option during July 2008)					
Value at beginning of period	$11.62	$11.38	$10.05	$7.59	$9.89
Value at end of period	$13.22	$11.62	$11.38	$10.05	$7.59
Number of accumulation units outstanding at end of period	6,089	2,585	1,203	1,026	4,001
ING T. ROWE PRICE DIVERSIFIED MID CAP GROWTH PORTFOLIO					
(Funds were first received in this option during July 2008)					
Value at beginning of period	$11.18	$11.70	$9.16	$6.30	$9.94
Value at end of period	$12.90	$11.18	$11.70	$9.16	$6.30
Number of accumulation units outstanding at end of period	35,465	34,166	44,063	42,804	53,278
ING T. ROWE PRICE EQUITY INCOME PORTFOLIO					
(Funds were first received in this option during July 2009)					
Value at beginning of period	$10.48	$10.64	$9.33	$7.74	
Value at end of period	$12.19	$10.48	$10.64	$9.33	
Number of accumulation units outstanding at end of period	6,430	5,265	3,281	418	
ING T. ROWE PRICE GROWTH EQUITY PORTFOLIO					
(Funds were first received in this option during July 2008)					
Value at beginning of period	$10.74	$10.93	$9.42	$6.64	$9.97
Value at end of period	$12.68	$10.74	$10.93	$9.42	$6.64
Number of accumulation units outstanding at end of period	23,926	22,317	23,352	25,536	23,781
ING T. ROWE PRICE INTERNATIONAL STOCK PORTFOLIO					
(Funds were first received in this option during July 2008)					
Value at beginning of period	$8.09	$9.30	$8.23	$6.02	$9.92
Value at end of period	$9.54	$8.09	$9.30	$8.23	$6.02
Number of accumulation units outstanding at end of period	3,058	2,464	3,054	2,127	127
ING TEMPLETON FOREIGN EQUITY PORTFOLIO					
(Funds were first received in this option during July 2008)					
Value at beginning of period	$8.60	$9.84	$9.10	$6.93	$9.80
Value at end of period	$10.15	$8.60	$9.84	$9.10	$6.93
Number of accumulation units outstanding at end of period	15,380	10,713	10,580	10,811	10,721
ING U.S. BOND INDEX PORTFOLIO					
(Funds were first received in this option during March 2009)					
Value at beginning of period	$12.28	$11.53	$10.94	$10.29	
Value at end of period	$12.66	$12.28	$11.53	$10.94	
Number of accumulation units outstanding at end of period	966	1,063	1,054	977	

Condensed Financial Information (continued)

	2012	2011	2010	2009	2008
ING UBS U.S. LARGE CAP EQUITY PORTFOLIO					
(Funds were first received in this option during July 2008)					
Value at beginning of period	$9.88	$10.21	$9.06	$6.93	$9.83
Value at end of period	$11.13	$9.88	$10.21	$9.06	$6.93
Number of accumulation units outstanding at end of period	4,452	7,336	5,821	9,439	9,299
INVESCO V.I. CORE EQUITY FUND					
(Funds were first received in this option during July 2008)					
Value at beginning of period	$10.33	$10.41	$9.57	$7.51	$9.88
Value at end of period	$11.68	$10.33	$10.41	$9.57	$7.51
Number of accumulation units outstanding at end of period	2,483	1,405	1,393	1,851	1,635
INVESCO VAN KAMPEN V.I. AMERICAN FRANCHISE FUND					
(Funds were first received in this option during April 2012)					
Value at beginning of period	$37.18				
Value at end of period	$36.08				
Number of accumulation units outstanding at end of period	38				
LORD ABBETT SERIES FUND - MID CAP STOCK PORTFOLIO					
(Funds were first received in this option during July 2008)					
Value at beginning of period	$10.77	$11.30	$9.07	$7.21	$9.87
Value at end of period	$12.25	$10.77	$11.30	$9.07	$7.21
Number of accumulation units outstanding at end of period	8,880	9,486	9,761	9,116	9,078
OPPENHEIMER MAIN STREET SMALL-MID-CAP FUND®/VA					
(Funds were first received in this option during July 2008)					
Value at beginning of period	$11.12	$11.45	$9.34	$6.86	$9.95
Value at end of period	$13.03	$11.12	$11.45	$9.34	$6.86
Number of accumulation units outstanding at end of period	2,281	1,799	1,262	785	250
PIMCO VIT REAL RETURN PORTFOLIO					
(Funds were first received in this option during July 2008)					
Value at beginning of period	$12.55	$11.32	$10.54	$8.97	$10.02
Value at end of period	$13.55	$12.55	$11.32	$10.54	$8.97
Number of accumulation units outstanding at end of period	11,695	12,669	7,689	4,913	1,899
PIONEER EMERGING MARKETS VCT PORTFOLIO					
(Funds were first received in this option during July 2008)					
Value at beginning of period	$7.68	$10.10	$8.78	$5.06	$9.90
Value at end of period	$8.54	$7.68	$10.10	$8.78	$5.06
Number of accumulation units outstanding at end of period	6,874	6,907	5,641	4,066	1,893
PIONEER HIGH YIELD VCT PORTFOLIO					
(Funds were first received in this option during July 2008)					
Value at beginning of period	$12.25	$12.54	$10.70	$6.71	$9.97
Value at end of period	$14.11	$12.25	$12.54	$10.70	$6.71
Number of accumulation units outstanding at end of period	1,491	1,452	621	633	521
WANGER INTERNATIONAL					
(Funds were first received in this option during July 2008)					
Value at beginning of period	$9.85	$11.61	$9.36	$6.29	$9.89
Value at end of period	$11.89	$9.85	$11.61	$9.36	$6.29
Number of accumulation units outstanding at end of period	3,082	2,694	2,193	1,271	423
WANGER SELECT					
(Funds were first received in this option during July 2008)					
Value at beginning of period	$9.72	$11.89	$9.46	$5.73	$9.90
Value at end of period	$11.43	$9.72	$11.89	$9.46	$5.73
Number of accumulation units outstanding at end of period	2,520	2,472	2,118	1,079	804
WANGER USA					
(Funds were first received in this option during July 2008)					
Value at beginning of period	$11.10	$11.58	$9.45	$6.69	$9.87
Value at end of period	$13.22	$11.10	$11.58	$9.45	$6.69
Number of accumulation units outstanding at end of period	4,193	1,683	1,209	793	250

Condensed Financial Information (continued)

TABLE II
FOR CONTRACTS WITH TOTAL SEPARATE ACCOUNT CHARGES OF 0.75%
(Selected data for accumulation units outstanding throughout each period)

	2012	2011	2010	2009	2008	2007	2006	2005	2004	2003
AMERICAN FUNDS INSURANCE SERIES® - GROWTH - INCOME FUND										
(Funds were first received in this option during February 2011)										
Value at beginning of period	$13.30	$14.38								
Value at end of period	$15.50	$13.30								
Number of accumulation units outstanding at end of period	358	129								
AMERICAN FUNDS INSURANCE SERIES® - INTERNATIONAL FUND										
(Funds were first received in this option during March 2010)										
Value at beginning of period	$11.91	$13.95	$12.81							
Value at end of period	$13.94	$11.91	$13.95							
Number of accumulation units outstanding at end of period	617	189	290							
CALVERT VP SRI BALANCED PORTFOLIO										
Value at beginning of period	$25.68	$24.75	$22.24	$17.89	$26.24	$25.73	$23.83	$22.73	$21.15	$17.86
Value at end of period	$28.17	$25.68	$24.75	$22.24	$17.89	$26.24	$25.73	$23.83	$22.73	$21.15
Number of accumulation units outstanding at end of period	13,140	18,061	16,307	25,301	24,307	23,684	22,682	15,736	13,375	14,750
FIDELITY® VIP CONTRAFUND® PORTFOLIO										
Value at beginning of period	$34.05	$35.19	$30.25	$22.46	$39.36	$33.72	$30.41	$26.20	$22.86	$17.93
Value at end of period	$39.34	$34.05	$35.19	$30.25	$22.46	$39.36	$33.72	$30.41	$26.20	$22.86
Number of accumulation units outstanding at end of period	599,501	669,377	752,482	799,498	951,230	997,528	1,070,931	1,123,014	940,536	740,795
FIDELITY® VIP EQUITY-INCOME PORTFOLIO										
Value at beginning of period	$23.75	$23.70	$20.74	$16.05	$28.19	$27.98	$23.45	$22.32	$20.16	$15.59
Value at end of period	$27.65	$23.75	$23.70	$20.74	$16.05	$28.19	$27.98	$23.45	$22.32	$20.16
Number of accumulation units outstanding at end of period	284,914	329,310	393,276	444,585	522,946	640,939	747,830	773,618	899,688	810,958
FIDELITY® VIP GROWTH PORTFOLIO										
Value at beginning of period	$20.63	$20.74	$16.83	$13.22	$25.21	$20.01	$18.86	$17.96	$17.51	$13.28
Value at end of period	$23.48	$20.63	$20.74	$16.83	$13.22	$25.21	$20.01	$18.86	$17.96	$17.51
Number of accumulation units outstanding at end of period	240,743	273,740	290,253	322,942	410,859	447,540	455,288	525,424	609,242	801,208
FIDELITY® VIP OVERSEAS PORTFOLIO										
Value at beginning of period	$16.46	$20.02	$17.84	$14.20	$25.46	$21.87	$18.66	$15.79	$14.00	$9.84
Value at end of period	$19.73	$16.46	$20.02	$17.84	$14.20	$25.46	$21.87	$18.66	$15.79	$14.00
Number of accumulation units outstanding at end of period	108,738	132,292	158,654	202,521	216,495	253,515	243,289	212,199	334,500	412,068
FRANKLIN SMALL CAP VALUE SECURITIES FUND										
Value at beginning of period	$18.83	$19.71	$15.49	$12.08	$18.17	$18.76	$16.16	$14.96	$12.18	$9.29
Value at end of period	$22.12	$18.83	$19.71	$15.49	$12.08	$18.17	$18.76	$16.16	$14.96	$12.18
Number of accumulation units outstanding at end of period	82,470	105,950	123,200	165,405	171,052	176,731	182,313	198,335	233,334	29,354
ING AMERICAN CENTURY SMALL-MID CAP VALUE PORTFOLIO										
Value at beginning of period	$17.74	$18.46	$15.24	$11.32	$15.53	$16.11	$14.06	$13.13	$10.91	$8.11
Value at end of period	$20.49	$17.74	$18.46	$15.24	$11.32	$15.53	$16.11	$14.06	$13.13	$10.91
Number of accumulation units outstanding at end of period	39,086	48,787	76,359	58,030	90,747	70,281	74,089	77,831	48,611	27,226
ING BALANCED PORTFOLIO										
Value at beginning of period	$29.76	$30.39	$26.83	$22.67	$31.77	$30.32	$27.78	$26.84	$24.72	$20.95
Value at end of period	$33.57	$29.76	$30.39	$26.83	$22.67	$31.77	$30.32	$27.78	$26.84	$24.72
Number of accumulation units outstanding at end of period	261,914	285,191	313,194	329,103	401,642	571,174	683,158	833,500	929,064	936,581
ING BARON GROWTH PORTFOLIO										
Value at beginning of period	$18.76	$18.49	$14.73	$10.97	$18.82	$17.87	$15.62	$14.66	$11.54	$8.72
Value at end of period	$22.28	$18.76	$18.49	$14.73	$10.97	$18.82	$17.87	$15.62	$14.66	$11.54
Number of accumulation units outstanding at end of period	110,232	115,750	107,362	134,657	147,958	158,536	153,595	177,404	123,221	72,761
ING BLACKROCK HEALTH SCIENCES OPPORTUNITIES PORTFOLIO										
(Funds were first received in this option during July 2005)										
Value at beginning of period	$12.76	$12.27	$11.55	$9.69	$13.69	$12.71	$11.24	$10.39		
Value at end of period	$15.03	$12.76	$12.27	$11.55	$9.69	$13.69	$12.71	$11.24		
Number of accumulation units outstanding at end of period	22,269	27,286	12,099	17,824	58,041	36,106	37,991	37,857		

Condensed Financial Information (continued)

	2012	2011	2010	2009	2008	2007	2006	2005	2004	2003
ING BLACKROCK LARGE CAP GROWTH PORTFOLIO										
(Funds were first received in this option during April 2007)										
Value at beginning of period	$9.06	$9.25	$8.20	$6.33	$10.45	$10.67				
Value at end of period	$10.32	$9.06	$9.25	$8.20	$6.33	$10.45				
Number of accumulation units outstanding at end of period	207,621	223,453	226,392	207,658	230,497	224,257				
ING BLACKROCK SCIENCE AND TECHNOLOGY OPPORTUNITIES PORTFOLIO										
Value at beginning of period	$4.87	$5.48	$4.66	$3.07	$5.14	$4.36	$4.09	$3.69	$3.76	$2.61
Value at end of period	$5.22	$4.87	$5.48	$4.66	$3.07	$5.14	$4.36	$4.09	$3.69	$3.76
Number of accumulation units outstanding at end of period	344,579	423,010	410,722	333,175	366,249	545,798	374,554	663,728	572,202	663,725
ING CLARION GLOBAL REAL ESTATE PORTFOLIO										
(Funds were first received in this option during September 2008)										
Value at beginning of period	$9.68	$10.29	$8.91	$6.71	$9.74					
Value at end of period	$12.12	$9.68	$10.29	$8.91	$6.71					
Number of accumulation units outstanding at end of period	115,251	125,811	129,968	154,656	136,535					
ING CLARION REAL ESTATE PORTFOLIO										
(Funds were first received in this option during June 2006)										
Value at beginning of period	$11.45	$10.53	$8.29	$6.15	$10.07	$12.34	$10.02			
Value at end of period	$13.13	$11.45	$10.53	$8.29	$6.15	$10.07	$12.34			
Number of accumulation units outstanding at end of period	178,507	169,796	176,443	153,117	147,200	132,906	63,152			
ING COLUMBIA SMALL CAP VALUE II PORTFOLIO										
(Funds were first received in this option during September 2006)										
Value at beginning of period	$10.04	$10.39	$8.36	$6.75	$10.32	$10.10	$9.44			
Value at end of period	$11.38	$10.04	$10.39	$8.36	$6.75	$10.32	$10.10			
Number of accumulation units outstanding at end of period	12,765	16,262	34,190	6,544	5,758	757	2,599			
ING DAVIS NEW YORK VENTURE PORTFOLIO										
Value at beginning of period	$11.54	$12.20	$10.97	$8.39	$13.92	$13.46	$11.91	$11.55	$10.73	$7.69
Value at end of period	$12.86	$11.54	$12.20	$10.97	$8.39	$13.92	$13.46	$11.91	$11.55	$10.73
Number of accumulation units outstanding at end of period	71,795	76,566	85,338	74,855	103,299	94,884	59,333	49,593	86,617	75,629
ING FMR^{SM} DIVERSIFIED MID CAP PORTFOLIO										
(Funds were first received in this option during June 2005)										
Value at beginning of period	$14.07	$15.92	$12.49	$9.04	$14.97	$13.18	$11.86	$10.27		
Value at end of period	$16.01	$14.07	$15.92	$12.49	$9.04	$14.97	$13.18	$11.86		
Number of accumulation units outstanding at end of period	69,418	78,983	90,700	66,006	62,806	57,963	62,389	17,854		
ING GLOBAL BOND PORTFOLIO										
(Funds were first received in this option during April 2005)										
Value at beginning of period	$13.99	$13.59	$11.82	$9.79	$11.68	$10.82	$10.05	$9.89		
Value at end of period	$14.98	$13.99	$13.59	$11.82	$9.79	$11.68	$10.82	$10.05		
Number of accumulation units outstanding at end of period	285,888	378,789	416,414	391,756	474,155	570,667	438,534	470,645		
ING GLOBAL RESOURCES PORTFOLIO										
(Funds were first received in this option during January 2007)										
Value at beginning of period	$11.78	$13.06	$10.82	$7.93	$13.54	$9.69				
Value at end of period	$11.36	$11.78	$13.06	$10.82	$7.93	$13.54				
Number of accumulation units outstanding at end of period	195,117	224,977	299,898	423,672	369,261	355,497				
ING GROWTH AND INCOME CORE PORTFOLIO										
Value at beginning of period	$28.13	$32.62	$29.51	$20.54	$34.35	$32.27	$27.83	$27.61	$24.64	$19.38
Value at end of period	$30.51	$28.13	$32.62	$29.51	$20.54	$34.35	$32.27	$27.83	$27.61	$24.64
Number of accumulation units outstanding at end of period	57,968	56,998	62,862	83,806	101,059	101,856	99,660	97,300	134,825	149,651
ING GROWTH AND INCOME PORTFOLIO										
Value at beginning of period	$24.57	$24.83	$21.91	$16.95	$27.39	$25.69	$22.67	$21.12	$19.63	$15.69
Value at end of period	$28.24	$24.57	$24.83	$21.91	$16.95	$27.39	$25.69	$22.67	$21.12	$19.63
Number of accumulation units outstanding at end of period	1,674,674	1,982,828	2,190,981	2,430,699	3,039,549	3,547,040	4,131,305	4,723,188	5,523,035	6,316,075
ING INDEX PLUS LARGECAP PORTFOLIO										
Value at beginning of period	$20.48	$20.66	$18.26	$14.93	$23.96	$22.99	$20.22	$19.33	$17.61	$14.07
Value at end of period	$23.27	$20.48	$20.66	$18.26	$14.93	$23.96	$22.99	$20.22	$19.33	$17.61
Number of accumulation units outstanding at end of period	397,742	462,228	514,030	624,514	726,462	843,205	1,000,569	961,693	1,062,735	1,059,396

	2012	2011	2010	2009	2008	2007	2006	2005	2004	2003
ING INDEX PLUS MIDCAP PORTFOLIO										
Value at beginning of period	$23.45	$23.90	$19.75	$15.11	$24.38	$23.29	$21.44	$19.43	$16.79	$12.78
Value at end of period	$27.39	$23.45	$23.90	$19.75	$15.11	$24.38	$23.29	$21.44	$19.43	$16.79
Number of accumulation units outstanding at end of period	294,516	316,940	346,852	396,879	444,441	511,880	578,989	699,184	762,456	685,256
ING INDEX PLUS SMALLCAP PORTFOLIO										
Value at beginning of period	$16.75	$17.00	$13.95	$11.25	$17.07	$18.34	$16.23	$15.20	$12.54	$9.28
Value at end of period	$18.69	$16.75	$17.00	$13.95	$11.25	$17.07	$18.34	$16.23	$15.20	$12.54
Number of accumulation units outstanding at end of period	127,560	153,338	178,311	203,558	236,948	291,054	379,835	491,005	472,530	424,685
ING INTERMEDIATE BOND PORTFOLIO										
Value at beginning of period	$25.76	$24.13	$22.14	$19.99	$22.01	$20.91	$20.25	$19.78	$19.00	$18.01
Value at end of period	$27.97	$25.76	$24.13	$22.14	$19.99	$22.01	$20.91	$20.25	$19.78	$19.00
Number of accumulation units outstanding at end of period	412,751	443,086	588,933	669,888	922,894	1,009,896	955,127	1,039,871	1,071,475	1,093,869
ING INTERNATIONAL INDEX PORTFOLIO										
(Funds were first received in this option during May 2008)										
Value at beginning of period	$7.03	$8.06	$7.53	$5.94	$9.98					
Value at end of period	$8.28	$7.03	$8.06	$7.53	$5.94					
Number of accumulation units outstanding at end of period	193,560	169,945	164,291	264,084	34,636					
ING INTERNATIONAL VALUE PORTFOLIO										
Value at beginning of period	$11.68	$13.84	$13.60	$10.78	$18.97	$16.85	$13.11	$12.07	$10.36	$8.03
Value at end of period	$13.82	$11.68	$13.84	$13.60	$10.78	$18.97	$16.85	$13.11	$12.07	$10.36
Number of accumulation units outstanding at end of period	69,058	78,372	92,772	196,239	274,451	270,524	302,402	227,188	168,356	79,036
ING INVESCO VAN KAMPEN COMSTOCK PORTFOLIO										
Value at beginning of period	$12.72	$13.09	$11.45	$8.98	$14.24	$14.68	$12.77	$12.43	$10.73	$8.34
Value at end of period	$14.98	$12.72	$13.09	$11.45	$8.98	$14.24	$14.68	$12.77	$12.43	$10.73
Number of accumulation units outstanding at end of period	44,099	50,606	55,406	65,823	120,704	144,572	170,750	187,238	228,373	50,266
ING INVESCO VAN KAMPEN EQUITY AND INCOME PORTFOLIO										
(Funds were first received in this option during April 2005)										
Value at beginning of period	$12.51	$12.74	$11.43	$9.38	$12.34	$12.00	$10.73	$9.99		
Value at end of period	$14.00	$12.51	$12.74	$11.43	$9.38	$12.34	$12.00	$10.73		
Number of accumulation units outstanding at end of period	293,689	394,180	453,917	517,740	614,577	657,606	856,791	934,232		
ING INVESCO VAN KAMPEN GROWTH AND INCOME PORTFOLIO										
(Funds were first received in this option during August 2005)										
Value at beginning of period	$11.65	$12.00	$10.75	$8.74	$12.99	$12.76	$11.08	$10.88		
Value at end of period	$13.25	$11.65	$12.00	$10.75	$8.74	$12.99	$12.76	$11.08		
Number of accumulation units outstanding at end of period	39,501	48,307	52,497	55,299	70,979	74,360	85,163	80,720		
ING JPMORGAN EMERGING MARKETS EQUITY PORTFOLIO										
(Funds were first received in this option during May 2005)										
Value at beginning of period	$19.87	$24.50	$20.52	$12.05	$24.92	$18.13	$13.45	$9.83		
Value at end of period	$23.50	$19.87	$24.50	$20.52	$12.05	$24.92	$18.13	$13.45		
Number of accumulation units outstanding at end of period	261,785	238,093	409,681	338,693	297,377	329,486	280,745	125,410		
ING JPMORGAN MID CAP VALUE PORTFOLIO										
Value at beginning of period	$18.38	$18.19	$14.90	$11.95	$17.98	$17.70	$15.30	$14.21	$11.87	$9.20
Value at end of period	$21.89	$18.38	$18.19	$14.90	$11.95	$17.98	$17.70	$15.30	$14.21	$11.87
Number of accumulation units outstanding at end of period	37,382	47,476	39,117	46,483	81,613	109,611	101,689	79,289	106,479	25,670
ING JPMORGAN SMALL CAP CORE EQUITY PORTFOLIO										
(Funds were first received in this option during October 2005)										
Value at beginning of period	$13.85	$14.15	$11.25	$8.90	$12.80	$13.12	$11.33	$10.92		
Value at end of period	$16.32	$13.85	$14.15	$11.25	$8.90	$12.80	$13.12	$11.33		
Number of accumulation units outstanding at end of period	3,409	7,404	18,124	10,393	10,289	10,550	21,119	1,413		
ING LARGE CAP GROWTH PORTFOLIO										
(Funds were first received in this option during January 2011)										
Value at beginning of period	$10.35	$10.32								
Value at end of period	$12.14	$10.35								
Number of accumulation units outstanding at end of period	223,326	266,700								

Condensed Financial Information (continued)

	2012	2011	2010	2009	2008	2007	2006	2005	2004	2003
ING LARGE CAP VALUE PORTFOLIO										
(Funds were first received in this option during July 2007)										
Value at beginning of period	$8.67	$8.44	$7.13	$6.37	$9.19	$9.40				
Value at end of period	$9.88	$8.67	$8.44	$7.13	$6.37	$9.19				
Number of accumulation units outstanding at end of period	357,422	358,080	235,951	226,770	402,658	438,108				
ING MARSICO GROWTH PORTFOLIO										
(Funds were first received in this option during July 2005)										
Value at beginning of period	$11.87	$12.16	$10.23	$7.99	$13.48	$11.90	$11.42	$10.99		
Value at end of period	$13.26	$11.87	$12.16	$10.23	$7.99	$13.48	$11.90	$11.42		
Number of accumulation units outstanding at end of period	26,183	69,538	64,732	98,866	88,942	81,315	30,457	10,903		
ING MFS TOTAL RETURN PORTFOLIO										
Value at beginning of period	$14.51	$14.39	$13.20	$11.28	$14.63	$14.17	$12.76	$12.49	$11.33	$10.51
Value at end of period	$16.01	$14.51	$14.39	$13.20	$11.28	$14.63	$14.17	$12.76	$12.49	$11.33
Number of accumulation units outstanding at end of period	42,950	46,239	62,984	80,831	83,774	89,734	81,055	105,539	91,791	25,035
ING MFS UTILITIES PORTFOLIO										
(Funds were first received in this option during May 2005)										
Value at beginning of period	$18.24	$17.28	$15.31	$11.62	$18.79	$14.86	$11.45	$10.07		
Value at end of period	$20.51	$18.24	$17.28	$15.31	$11.62	$18.79	$14.86	$11.45		
Number of accumulation units outstanding at end of period	67,977	104,755	100,132	98,842	143,479	171,327	65,924	21,628		
ING MIDCAP OPPORTUNITIES PORTFOLIO										
Value at beginning of period	$16.99	$17.20	$13.30	$9.47	$15.30	$12.26	$11.46	$10.46	$9.45	$6.97
Value at end of period	$19.25	$16.99	$17.20	$13.30	$9.47	$15.30	$12.26	$11.46	$10.46	$9.45
Number of accumulation units outstanding at end of period	61,143	74,674	84,721	27,425	40,315	46,632	24,746	25,740	22,194	79,747
ING MONEY MARKET PORTFOLIO										
Value at beginning of period	$16.15	$16.27	$16.35	$16.42	$16.11	$15.44	$14.83	$14.51	$14.46	$14.44
Value at end of period	$16.03	$16.15	$16.27	$16.35	$16.42	$16.11	$15.44	$14.83	$14.51	$14.46
Number of accumulation units outstanding at end of period	502,721	662,252	593,087	891,666	1,593,208	1,597,815	1,377,938	947,243	1,029,619	1,310,807
ING OPPENHEIMER GLOBAL PORTFOLIO										
(Funds were first received in this option during April 2005)										
Value at beginning of period	$12.50	$13.70	$11.90	$8.59	$14.49	$13.70	$11.70	$10.02		
Value at end of period	$15.09	$12.50	$13.70	$11.90	$8.59	$14.49	$13.70	$11.70		
Number of accumulation units outstanding at end of period	932,479	1,071,061	1,195,014	1,328,170	1,640,129	1,838,174	2,114,069	2,419,449		
ING PIMCO HIGH YIELD PORTFOLIO										
(Funds were first received in this option during July 2005)										
Value at beginning of period	$15.56	$15.01	$13.24	$8.93	$11.61	$11.37	$10.52	$10.40		
Value at end of period	$17.61	$15.56	$15.01	$13.24	$8.93	$11.61	$11.37	$10.52		
Number of accumulation units outstanding at end of period	117,172	111,941	114,611	156,647	59,201	63,539	113,284	84,185		
ING PIMCO TOTAL RETURN PORTFOLIO										
Value at beginning of period	$15.82	$15.44	$14.46	$12.94	$13.06	$12.03	$11.65	$11.50	$11.10	$10.75
Value at end of period	$16.94	$15.82	$15.44	$14.46	$12.94	$13.06	$12.03	$11.65	$11.50	$11.10
Number of accumulation units outstanding at end of period	577,113	615,323	788,363	775,911	584,272	456,745	390,618	332,103	237,732	138,571
ING PIONEER FUND PORTFOLIO										
(Funds were first received in this option during July 2006)										
Value at beginning of period	$9.95	$10.48	$9.09	$7.36	$11.32	$10.83	$9.50			
Value at end of period	$10.91	$9.95	$10.48	$9.09	$7.36	$11.32	$10.83			
Number of accumulation units outstanding at end of period	12,569	15,314	28,539	19,958	19,482	42,778	3,381			
ING PIONEER HIGH YIELD PORTFOLIO										
(Funds were first received in this option during September 2006)										
Value at beginning of period	$15.12	$15.34	$12.99	$7.83	$11.18	$10.61	$10.18			
Value at end of period	$17.44	$15.12	$15.34	$12.99	$7.83	$11.18	$10.61			
Number of accumulation units outstanding at end of period	61,741	61,916	62,136	77,022	18,821	23,809	1,931			
ING PIONEER MID CAP VALUE PORTFOLIO										
(Funds were first received in this option during June 2006)										
Value at beginning of period	$10.25	$10.85	$9.25	$7.43	$11.16	$10.63	$9.61			
Value at end of period	$11.32	$10.25	$10.85	$9.25	$7.43	$11.16	$10.63			
Number of accumulation units outstanding at end of period	114,792	124,183	173,595	192,830	245,457	243,440	3,418			

Condensed Financial Information (continued)

	2012	2011	2010	2009	2008	2007	2006	2005	2004	2003
ING RUSSELL™ LARGE CAP GROWTH INDEX PORTFOLIO										
(Funds were first received in this option during July 2009)										
Value at beginning of period	$14.56	$14.08	$12.58	$10.71						
Value at end of period	$16.55	$14.56	$14.08	$12.58						
Number of accumulation units outstanding at end of period	42,242	28,094	5,023	8,263						
ING RUSSELL™ LARGE CAP INDEX PORTFOLIO										
(Funds were first received in this option during July 2008)										
Value at beginning of period	$9.25	$9.09	$8.16	$6.65	$8.98					
Value at end of period	$10.61	$9.25	$9.09	$8.16	$6.65					
Number of accumulation units outstanding at end of period	83,101	59,256	202,137	219,742	96,189					
ING RUSSELL™ MID CAP GROWTH INDEX PORTFOLIO										
(Funds were first received in this option during August 2009)										
Value at beginning of period	$15.59	$16.06	$12.86	$11.42						
Value at end of period	$17.88	$15.59	$16.06	$12.86						
Number of accumulation units outstanding at end of period	38,177	30,613	17,357	1,978						
ING RUSSELL™ MID CAP INDEX PORTFOLIO										
(Funds were first received in this option during July 2008)										
Value at beginning of period	$9.99	$10.26	$8.25	$5.93	$9.07					
Value at end of period	$11.60	$9.99	$10.26	$8.25	$5.93					
Number of accumulation units outstanding at end of period	42,374	35,053	10,172	16,385	4,932					
ING RUSSELL™ SMALL CAP INDEX PORTFOLIO										
(Funds were first received in this option during June 2008)										
Value at beginning of period	$10.48	$10.99	$8.76	$6.97	$10.00					
Value at end of period	$12.07	$10.48	$10.99	$8.76	$6.97					
Number of accumulation units outstanding at end of period	44,512	42,269	22,185	12,920	5,072					
ING SMALLCAP OPPORTUNITIES PORTFOLIO										
Value at beginning of period	$11.10	$11.09	$8.44	$6.49	$9.98	$9.13	$8.18	$7.55	$6.90	$5.02
Value at end of period	$12.69	$11.10	$11.09	$8.44	$6.49	$9.98	$9.13	$8.18	$7.55	$6.90
Number of accumulation units outstanding at end of period	40,737	43,514	59,137	23,568	31,738	26,639	21,695	6,050	122,293	188,393
ING SMALL COMPANY PORTFOLIO										
Value at beginning of period	$31.82	$32.87	$26.63	$21.03	$30.74	$29.24	$25.23	$23.05	$20.30	$14.88
Value at end of period	$36.16	$31.82	$32.87	$26.63	$21.03	$30.74	$29.24	$25.23	$23.05	$20.30
Number of accumulation units outstanding at end of period	83,349	83,517	89,437	104,933	122,457	143,123	249,132	265,147	306,182	367,449
ING SOLUTION 2015 PORTFOLIO										
(Funds were first received in this option during July 2005)										
Value at beginning of period	$11.73	$11.90	$10.78	$8.88	$12.23	$11.78	$10.72	$10.48		
Value at end of period	$12.98	$11.73	$11.90	$10.78	$8.88	$12.23	$11.78	$10.72		
Number of accumulation units outstanding at end of period	80,947	202,320	242,892	236,773	181,409	61,315	44,081	3,046		
ING SOLUTION 2025 PORTFOLIO										
(Funds were first received in this option during December 2005)										
Value at beginning of period	$11.31	$11.75	$10.41	$8.34	$12.70	$12.23	$10.94	$10.99		
Value at end of period	$12.73	$11.31	$11.75	$10.41	$8.34	$12.70	$12.23	$10.94		
Number of accumulation units outstanding at end of period	117,022	98,107	103,407	95,650	79,098	124,041	47,667	10,100		
ING SOLUTION 2035 PORTFOLIO										
(Funds were first received in this option during May 2006)										
Value at beginning of period	$11.27	$11.90	$10.47	$8.22	$13.15	$12.58	$11.29			
Value at end of period	$12.87	$11.27	$11.90	$10.47	$8.22	$13.15	$12.58			
Number of accumulation units outstanding at end of period	160,783	125,547	112,511	109,326	62,190	50,319	7,054			
ING SOLUTION 2045 PORTFOLIO										
(Funds were first received in this option during January 2006)										
Value at beginning of period	$11.23	$11.92	$10.44	$8.10	$13.56	$12.92	$11.62			
Value at end of period	$12.87	$11.23	$11.92	$10.44	$8.10	$13.56	$12.92			
Number of accumulation units outstanding at end of period	33,701	23,196	19,721	64,572	59,615	69,815	12,894			

Condensed Financial Information (continued)

	2012	2011	2010	2009	2008	2007	2006	2005	2004	2003
ING SOLUTION INCOME PORTFOLIO										
(Funds were first received in this option during May 2006)										
Value at beginning of period	$11.99	$12.04	$11.07	$9.52	$11.51	$11.02	$10.44			
Value at end of period	$13.07	$11.99	$12.04	$11.07	$9.52	$11.51	$11.02			
Number of accumulation units outstanding at end of period	80,371	75,396	56,707	111,465	123,431	85,586	14,454			
ING STRATEGIC ALLOCATION CONSERVATIVE PORTFOLIO										
Value at beginning of period	$20.19	$19.98	$18.12	$15.49	$20.42	$19.45	$18.08	$17.54	$16.37	$14.51
Value at end of period	$22.50	$20.19	$19.98	$18.12	$15.49	$20.42	$19.45	$18.08	$17.54	$16.37
Number of accumulation units outstanding at end of period	14,848	21,525	44,516	26,907	25,743	48,084	42,630	44,621	39,677	39,733
ING STRATEGIC ALLOCATION GROWTH PORTFOLIO										
Value at beginning of period	$19.54	$20.28	$18.07	$14.54	$22.91	$21.97	$19.56	$18.56	$16.69	$13.52
Value at end of period	$22.30	$19.54	$20.28	$18.07	$14.54	$22.91	$21.97	$19.56	$18.56	$16.69
Number of accumulation units outstanding at end of period	110,366	109,349	120,592	116,615	123,173	118,507	128,556	128,492	167,875	160,276
ING STRATEGIC ALLOCATION MODERATE PORTFOLIO										
Value at beginning of period	$19.73	$19.99	$17.98	$14.87	$21.55	$20.58	$18.65	$17.95	$16.41	$13.84
Value at end of period	$22.25	$19.73	$19.99	$17.98	$14.87	$21.55	$20.58	$18.65	$17.95	$16.41
Number of accumulation units outstanding at end of period	44,135	51,492	39,293	58,434	71,745	47,232	59,958	66,485	101,618	103,788
ING T. ROWE PRICE CAPITAL APPRECIATION PORTFOLIO										
(Funds were first received in this option during July 2006)										
Value at beginning of period	$14.22	$13.93	$12.31	$9.30	$12.93	$12.48	$10.97	$10.58		
Value at end of period	$16.16	$14.22	$13.93	$12.31	$9.30	$12.93	$12.48	$10.97		
Number of accumulation units outstanding at end of period	573,862	564,443	567,049	622,326	610,141	446,484	285,151	65,688		
ING T. ROWE PRICE DIVERSIFIED MID CAP GROWTH PORTFOLIO										
(Funds were first received in this option during April 2005)										
Value at beginning of period	$13.58	$14.20	$11.14	$7.66	$13.58	$12.07	$11.14	$9.94		
Value at end of period	$15.65	$13.58	$14.20	$11.14	$7.66	$13.58	$12.07	$11.14		
Number of accumulation units outstanding at end of period	429,622	486,265	499,361	538,382	608,110	631,685	837,703	1,021,434		
ING T. ROWE PRICE EQUITY INCOME PORTFOLIO										
Value at beginning of period	$15.44	$15.69	$13.75	$11.09	$17.37	$16.98	$14.37	$13.93	$12.22	$11.11
Value at end of period	$17.96	$15.44	$15.69	$13.75	$11.09	$17.37	$16.98	$14.37	$13.93	$12.22
Number of accumulation units outstanding at end of period	167,446	182,881	197,442	260,913	190,852	235,323	210,382	254,297	110,302	41,259
ING T. ROWE PRICE GROWTH EQUITY PORTFOLIO										
Value at beginning of period	$25.58	$26.05	$22.46	$15.83	$27.59	$25.30	$22.50	$21.35	$19.55	$15.04
Value at end of period	$30.18	$25.58	$26.05	$22.46	$15.83	$27.59	$25.30	$22.50	$21.35	$19.55
Number of accumulation units outstanding at end of period	143,661	161,435	174,884	197,314	236,010	260,428	325,715	344,626	413,855	399,672
ING T. ROWE PRICE INTERNATIONAL STOCK PORTFOLIO										
(Funds were first received in this option during June 2005)										
Value at beginning of period	$12.35	$14.20	$12.57	$9.21	$18.37	$15.35	$12.47	$10.25		
Value at end of period	$14.56	$12.35	$14.20	$12.57	$9.21	$18.37	$15.35	$12.47		
Number of accumulation units outstanding at end of period	41,966	61,479	65,389	98,497	115,130	136,567	82,641	15,884		
ING TEMPLETON FOREIGN EQUITY PORTFOLIO										
(Funds were first received in this option during April 2008)										
Value at beginning of period	$7.81	$8.94	$8.27	$6.31	$10.20					
Value at end of period	$9.21	$7.81	$8.94	$8.27	$6.31					
Number of accumulation units outstanding at end of period	480,484	314,159	325,901	408,574	431,716					
ING U.S. BOND INDEX PORTFOLIO										
(Funds were first received in this option during May 2008)										
Value at beginning of period	$12.04	$11.31	$10.74	$10.22	$9.97					
Value at end of period	$12.41	$12.04	$11.31	$10.74	$10.22					
Number of accumulation units outstanding at end of period	35,902	150,323	74,414	47,303	8,792					
ING UBS U.S. LARGE CAP EQUITY PORTFOLIO										
Value at beginning of period	$15.99	$16.53	$14.68	$11.23	$18.78	$18.70	$16.45	$15.16	$13.31	$10.73
Value at end of period	$18.01	$15.99	$16.53	$14.68	$11.23	$18.78	$18.70	$16.45	$15.16	$13.31
Number of accumulation units outstanding at end of period	85,886	102,790	109,258	132,492	179,961	189,849	199,311	195,565	202,036	200,228

	2012	2011	2010	2009	2008	2007	2006	2005	2004	2003
INVESCO V.I. CORE EQUITY FUND										
Value at beginning of period	$10.57	$10.66	$9.80	$7.70	$11.10	$10.35	$8.93	$8.55	$7.90	$6.40
Value at end of period	$11.95	$10.57	$10.66	$9.80	$7.70	$11.10	$10.35	$8.93	$8.55	$7.90
Number of accumulation units outstanding at end of period	47,884	69,984	70,510	60,544	54,586	83,135	103,106	60,142	70,644	108,041
INVESCO VAN KAMPEN V.I. AMERICAN FRANCHISE FUND										
(Funds were first received in this option during April 2012)										
Value at beginning of period	$37.18									
Value at end of period	$36.06									
Number of accumulation units outstanding at end of period	15,747									
LORD ABBETT SERIES FUND - MID CAP STOCK PORTFOLIO										
Value at beginning of period	$13.69	$14.37	$11.55	$9.19	$15.26	$15.29	$13.73	$12.78	$10.38	$8.38
Value at end of period	$15.57	$13.69	$14.37	$11.55	$9.19	$15.26	$15.29	$13.73	$12.78	$10.38
Number of accumulation units outstanding at end of period	57,406	75,290	98,967	111,302	145,109	177,198	199,991	297,358	226,937	89,083
OPPENHEIMER MAIN STREET SMALL-MID-CAP FUND®/VA										
(Funds were first received in this option during September 2005)										
Value at beginning of period	$13.15	$13.55	$11.06	$8.12	$13.17	$13.43	$11.76	$11.48		
Value at end of period	$15.40	$13.15	$13.55	$11.06	$8.12	$13.17	$13.43	$11.76		
Number of accumulation units outstanding at end of period	37,590	34,671	51,040	41,146	40,404	41,208	42,907	1,820		
PIMCO VIT REAL RETURN PORTFOLIO										
(Funds were first received in this option during July 2004)										
Value at beginning of period	$15.51	$14.00	$13.04	$11.10	$12.04	$10.97	$10.96	$10.82	$10.25	
Value at end of period	$16.74	$15.51	$14.00	$13.04	$11.10	$12.04	$10.97	$10.96	$10.82	
Number of accumulation units outstanding at end of period	457,803	432,995	434,118	603,610	463,820	359,001	207,501	131,690	48,252	
PIONEER EMERGING MARKETS VCT PORTFOLIO										
(Funds were first received in this option during May 2007)										
Value at beginning of period	$8.03	$10.56	$9.18	$5.30	$12.77	$10.25				
Value at end of period	$8.93	$8.03	$10.56	$9.18	$5.30	$12.77				
Number of accumulation units outstanding at end of period	136,580	76,838	347,364	228,958	136,806	154,110				
PIONEER HIGH YIELD VCT PORTFOLIO										
(Funds were first received in this option during October 2004)										
Value at beginning of period	$14.27	$14.63	$12.48	$7.84	$12.23	$11.64	$10.81	$10.68	$10.39	
Value at end of period	$16.44	$14.27	$14.63	$12.48	$7.84	$12.23	$11.64	$10.81	$10.68	
Number of accumulation units outstanding at end of period	16,835	12,456	21,636	28,793	24,501	85,813	24,170	12,345	20,207	
WANGER INTERNATIONAL										
(Funds were first received in this option during May 2007)										
Value at beginning of period	$8.87	$10.46	$8.44	$5.68	$10.51	$10.15				
Value at end of period	$10.70	$8.87	$10.46	$8.44	$5.68	$10.51				
Number of accumulation units outstanding at end of period	110,335	138,362	147,941	144,516	51,353	83,589				
WANGER SELECT										
(Funds were first received in this option during October 2004)										
Value at beginning of period	$13.86	$16.96	$13.50	$8.19	$16.19	$14.91	$12.55	$11.45	$10.26	
Value at end of period	$16.29	$13.86	$16.96	$13.50	$8.19	$16.19	$14.91	$12.55	$11.45	
Number of accumulation units outstanding at end of period	141,336	147,362	178,655	184,110	180,057	221,235	116,469	42,284	21,769	
WANGER USA										
(Funds were first received in this option during July 2004)										
Value at beginning of period	$14.23	$14.86	$12.13	$8.60	$14.36	$13.73	$12.82	$11.61	$9.99	
Value at end of period	$16.95	$14.23	$14.86	$12.13	$8.60	$14.36	$13.73	$12.82	$11.61	
Number of accumulation units outstanding at end of period	41,243	39,442	47,484	25,891	23,346	25,521	35,414	41,877	8,397	

TABLE III
FOR CONTRACTS WITH TOTAL SEPARATE ACCOUNT CHARGES OF 0.80%
(Selected data for accumulation units outstanding throughout each period)

	2012	2011	2010	2009	2008	2007	2006	2005	2004	2003
FIDELITY® VIP CONTRAFUND® PORTFOLIO										
Value at beginning of period	$18.90	$19.54	$16.81	$12.48	$21.89	$18.77	$16.93	$14.60	$12.74	$10.00
Value at end of period	$21.83	$18.90	$19.54	$16.81	$12.48	$21.89	$18.77	$16.93	$14.60	$12.74
Number of accumulation units outstanding at end of period	45,967	49,403	49,556	46,297	38,021	41,079	96,426	82,725	64,656	48,269
FIDELITY® VIP EQUITY-INCOME PORTFOLIO										
Value at beginning of period	$13.50	$13.48	$11.80	$9.13	$16.06	$15.94	$13.37	$12.73	$11.51	$8.90
Value at end of period	$15.71	$13.50	$13.48	$11.80	$9.13	$16.06	$15.94	$13.37	$12.73	$11.51
Number of accumulation units outstanding at end of period	1,468	6,112	9,498	6,963	6,415	5,558	6,091	7,107	11,078	10,948
FIDELITY® VIP GROWTH PORTFOLIO										
Value at beginning of period	$12.40	$12.47	$10.13	$7.96	$15.18	$12.05	$11.37	$10.83	$10.56	$8.02
Value at end of period	$14.11	$12.40	$12.47	$10.13	$7.96	$15.18	$12.05	$11.37	$10.83	$10.56
Number of accumulation units outstanding at end of period	13,605	14,503	11,760	10,084	9,784	25,833	7,415	8,686	16,517	13,775
FIDELITY® VIP OVERSEAS PORTFOLIO										
Value at beginning of period	$11.41	$13.89	$12.38	$9.86	$17.69	$15.20	$12.98	$10.99	$9.75	$6.85
Value at end of period	$13.67	$11.41	$13.89	$12.38	$9.86	$17.69	$15.20	$12.98	$10.99	$9.75
Number of accumulation units outstanding at end of period	1,850	2,227	2,099	989	709	405	721	613	161	711
FRANKLIN SMALL CAP VALUE SECURITIES FUND										
Value at beginning of period	$18.73	$19.62	$15.42	$12.04	$18.12	$18.71	$16.12	$14.94	$12.17	$11.69
Value at end of period	$22.00	$18.73	$19.62	$15.42	$12.04	$18.12	$18.71	$16.12	$14.94	$12.17
Number of accumulation units outstanding at end of period	654	2,738	4,070	4,315	3,564	1,410	828	399	95	30
ING AMERICAN CENTURY SMALL-MID CAP VALUE PORTFOLIO										
(Funds were first received in this option during July 2009)										
Value at beginning of period	$17.65	$18.38	$15.18	$12.36						
Value at end of period	$20.38	$17.65	$18.38	$15.18						
Number of accumulation units outstanding at end of period	8,612	5,675	3,545	282						
ING BALANCED PORTFOLIO										
Value at beginning of period	$14.04	$14.34	$12.67	$10.71	$15.02	$14.34	$13.14	$12.71	$11.71	$9.93
Value at end of period	$15.83	$14.04	$14.34	$12.67	$10.71	$15.02	$14.34	$13.14	$12.71	$11.71
Number of accumulation units outstanding at end of period	2,312	4,307	4,374	4,211	14,488	14,159	13,782	11,909	12,329	6,770
ING BARON GROWTH PORTFOLIO										
Value at beginning of period	$18.67	$18.41	$14.67	$10.94	$18.77	$17.83	$15.59	$14.64	$11.53	$10.84
Value at end of period	$22.16	$18.67	$18.41	$14.67	$10.94	$18.77	$17.83	$15.59	$14.64	$11.53
Number of accumulation units outstanding at end of period	5,442	3,736	8,734	7,463	5,423	3,195	759	416	503	119
ING BLACKROCK HEALTH SCIENCES OPPORTUNITIES PORTFOLIO										
(Funds were first received in this option during March 2008)										
Value at beginning of period	$12.71	$12.23	$11.53	$9.68	$11.90					
Value at end of period	$14.97	$12.71	$12.23	$11.53	$9.68					
Number of accumulation units outstanding at end of period	346	325	302	289	289					
ING BLACKROCK LARGE CAP GROWTH PORTFOLIO										
(Funds were first received in this option during April 2007)										
Value at beginning of period	$9.04	$9.23	$8.19	$6.32	$10.44	$10.67				
Value at end of period	$10.29	$9.04	$9.23	$8.19	$6.32	$10.44				
Number of accumulation units outstanding at end of period	4,130	4,129	4,130	4,130	4,131	3,241				
ING BLACKROCK SCIENCE AND TECHNOLOGY OPPORTUNITIES PORTFOLIO										
Value at beginning of period	$4.85	$5.45	$4.64	$3.06	$5.13	$4.34	$4.08	$3.68	$3.76	$2.60
Value at end of period	$5.19	$4.85	$5.45	$4.64	$3.06	$5.13	$4.34	$4.08	$3.68	$3.76
Number of accumulation units outstanding at end of period	1,986	3,198	5,859	1,494	1,496	729	4,407	3,746	3,645	5,114

Condensed Financial Information (continued)

	2012	2011	2010	2009	2008	2007	2006	2005	2004	2003
ING CLARION GLOBAL REAL ESTATE PORTFOLIO										
(Funds were first received in this option during September 2008)										
Value at beginning of period	$9.67	$10.27	$8.90	$6.71	$9.74					
Value at end of period	$12.09	$9.67	$10.27	$8.90	$6.71					
Number of accumulation units outstanding at end of period	24,079	23,997	14,623	11,201	8,860					
ING CLARION REAL ESTATE PORTFOLIO										
(Funds were first received in this option during December 2006)										
Value at beginning of period	$11.41	$10.51	$8.28	$6.14	$10.07	$12.34	$12.62			
Value at end of period	$13.08	$11.41	$10.51	$8.28	$6.14	$10.07	$12.34			
Number of accumulation units outstanding at end of period	6,745	1,605	3,425	3,316	5,498	2,207	233			
ING COLUMBIA SMALL CAP VALUE II PORTFOLIO										
(Funds were first received in this option during March 2011)										
Value at beginning of period	$10.01	$10.91								
Value at end of period	$11.34	$10.01								
Number of accumulation units outstanding at end of period	2,795	2,338								
ING FMR^{SM} DIVERSIFIED MID CAP PORTFOLIO										
(Funds were first received in this option during June 2008)										
Value at beginning of period	$14.02	$15.87	$12.46	$9.03	$14.56					
Value at end of period	$15.94	$14.02	$15.87	$12.46	$9.03					
Number of accumulation units outstanding at end of period	1,511	1,104	1,885	2,621	3,167					
ING GLOBAL BOND PORTFOLIO										
(Funds were first received in this option during April 2005)										
Value at beginning of period	$13.94	$13.55	$11.79	$9.77	$11.66	$10.81	$10.05	$9.90		
Value at end of period	$14.92	$13.94	$13.55	$11.79	$9.77	$11.66	$10.81	$10.05		
Number of accumulation units outstanding at end of period	6,058	2,746	3,103	4,523	4,003	134	134	1,339		
ING GLOBAL RESOURCES PORTFOLIO										
(Funds were first received in this option during January 2007)										
Value at beginning of period	$11.75	$13.04	$10.80	$7.92	$13.53	$9.69				
Value at end of period	$11.32	$11.75	$13.04	$10.80	$7.92	$13.53				
Number of accumulation units outstanding at end of period	11,094	17,482	12,699	12,299	6,840	4,606				
ING GROWTH AND INCOME PORTFOLIO										
Value at beginning of period	$9.86	$9.96	$8.80	$6.81	$11.01	$10.33	$9.12	$8.50	$7.91	$6.32
Value at end of period	$11.32	$9.86	$9.96	$8.80	$6.81	$11.01	$10.33	$9.12	$8.50	$7.91
Number of accumulation units outstanding at end of period	9,238	7,589	5,835	39,726	39,015	36,751	38,134	33,368	36,333	41,039
ING INDEX PLUS LARGECAP PORTFOLIO										
Value at beginning of period	$11.89	$11.99	$10.61	$8.68	$13.93	$13.37	$11.77	$11.25	$10.26	$8.20
Value at end of period	$13.50	$11.89	$11.99	$10.61	$8.68	$13.93	$13.37	$11.77	$11.25	$10.26
Number of accumulation units outstanding at end of period	11,748	9,524	7,148	15,034	12,887	9,471	8,421	7,605	19,914	18,598
ING INDEX PLUS MIDCAP PORTFOLIO										
Value at beginning of period	$24.32	$24.80	$20.51	$15.69	$25.34	$24.21	$22.30	$20.23	$17.49	$13.31
Value at end of period	$28.40	$24.32	$24.80	$20.51	$15.69	$25.34	$24.21	$22.30	$20.23	$17.49
Number of accumulation units outstanding at end of period	8,380	7,982	6,637	9,104	7,636	8,964	32,878	30,048	27,766	29,310
ING INDEX PLUS SMALLCAP PORTFOLIO										
Value at beginning of period	$17.95	$18.23	$14.96	$12.08	$18.33	$19.70	$17.45	$16.34	$13.49	$9.99
Value at end of period	$20.01	$17.95	$18.23	$14.96	$12.08	$18.33	$19.70	$17.45	$16.34	$13.49
Number of accumulation units outstanding at end of period	11,254	18,679	15,779	15,807	12,416	9,759	9,972	15,807	14,221	6,950
ING INTERMEDIATE BOND PORTFOLIO										
Value at beginning of period	$18.36	$17.21	$15.79	$14.27	$15.72	$14.94	$14.47	$14.14	$13.60	$12.89
Value at end of period	$19.92	$18.36	$17.21	$15.79	$14.27	$15.72	$14.94	$14.47	$14.14	$13.60
Number of accumulation units outstanding at end of period	3,089	881	498	452	708	708	738	1,754	1,182	2,255
ING INTERNATIONAL INDEX PORTFOLIO										
(Funds were first received in this option during August 2009)										
Value at beginning of period	$7.02	$8.05	$7.53	$6.92						
Value at end of period	$8.26	$7.02	$8.05	$7.53						
Number of accumulation units outstanding at end of period	8,439	5,395	2,541	11,379						

Condensed Financial Information (continued)

	2012	2011	2010	2009	2008	2007	2006	2005	2004	2003
ING INTERNATIONAL VALUE PORTFOLIO										
Value at beginning of period	$11.62	$13.77	$13.54	$10.74	$18.91	$16.80	$13.08	$12.05	$10.35	$8.03
Value at end of period	$13.74	$11.62	$13.77	$13.54	$10.74	$18.91	$16.80	$13.08	$12.05	$10.35
Number of accumulation units outstanding at end of period	1,339	1,130	5,424	5,126	4,521	8,703	39,109	25,888	18,768	590
ING INVESCO VAN KAMPEN COMSTOCK PORTFOLIO										
Value at beginning of period	$12.65	$13.03	$11.41	$8.95	$14.20	$14.65	$12.74	$12.41	$10.72	$8.33
Value at end of period	$14.90	$12.65	$13.03	$11.41	$8.95	$14.20	$14.65	$12.74	$12.41	$10.72
Number of accumulation units outstanding at end of period	0	0	0	0	0	34	1,128	624	2,753	2,360
ING INVESCO VAN KAMPEN EQUITY AND INCOME PORTFOLIO										
(Funds were first received in this option during April 2005)										
Value at beginning of period	$12.46	$12.70	$11.40	$9.37	$12.32	$11.99	$10.73	$9.81		
Value at end of period	$13.94	$12.46	$12.70	$11.40	$9.37	$12.32	$11.99	$10.73		
Number of accumulation units outstanding at end of period	286	429	429	429	587	588	2,975	5,387		
ING INVESCO VAN KAMPEN GROWTH AND INCOME PORTFOLIO										
(Funds were first received in this option during August 2012)										
Value at beginning of period	$12.55									
Value at end of period	$13.20									
Number of accumulation units outstanding at end of period	479									
ING JPMORGAN EMERGING MARKETS EQUITY PORTFOLIO										
(Funds were first received in this option during November 2008)										
Value at beginning of period	$19.81	$24.43	$20.47	$12.03	$10.87					
Value at end of period	$23.41	$19.81	$24.43	$20.47	$12.03					
Number of accumulation units outstanding at end of period	8,810	5,531	2,532	1,244	984					
ING JPMORGAN MID CAP VALUE PORTFOLIO										
(Funds were first received in this option during April 2010)										
Value at beginning of period	$18.29	$18.11	$16.61							
Value at end of period	$21.77	$18.29	$18.11							
Number of accumulation units outstanding at end of period	8,096	2,454	489							
ING JPMORGAN SMALL CAP CORE EQUITY PORTFOLIO										
(Funds were first received in this option during December 2010)										
Value at beginning of period	$13.81	$14.11	$13.42							
Value at end of period	$16.26	$13.81	$14.11							
Number of accumulation units outstanding at end of period	2,945	1,351	19							
ING LARGE CAP GROWTH PORTFOLIO										
(Funds were first received in this option during January 2011)										
Value at beginning of period	$10.35	$10.32								
Value at end of period	$12.12	$10.35								
Number of accumulation units outstanding at end of period	22,444	12,268								
ING LARGE CAP VALUE PORTFOLIO										
(Funds were first received in this option during July 2007)										
Value at beginning of period	$8.65	$8.42	$7.11	$6.36	$9.18	$9.40				
Value at end of period	$9.84	$8.65	$8.42	$7.11	$6.36	$9.18				
Number of accumulation units outstanding at end of period	20,627	21,532	10,268	12,095	15,948	22,555				
ING MARSICO GROWTH PORTFOLIO										
(Funds were first received in this option during August 2007)										
Value at beginning of period	$11.83	$12.13	$10.20	$7.97	$13.47	$12.48				
Value at end of period	$13.21	$11.83	$12.13	$10.20	$7.97	$13.47				
Number of accumulation units outstanding at end of period	2,749	2,319	1,828	1,331	3,144	295				
ING MFS TOTAL RETURN PORTFOLIO										
(Funds were first received in this option during November 2004)										
Value at beginning of period	$14.44	$14.33	$13.15	$11.24	$14.60	$14.15	$12.74	$12.48	$12.22	
Value at end of period	$15.93	$14.44	$14.33	$13.15	$11.24	$14.60	$14.15	$12.74	$12.48	
Number of accumulation units outstanding at end of period	13,033	10,021	7,543	5,614	4,242	2,983	2,065	2,065	1,012	

	2012	2011	2010	2009	2008	2007	2006	2005	2004	2003
ING MFS UTILITIES PORTFOLIO										
(Funds were first received in this option during February 2007)										
Value at beginning of period	$18.18	$17.23	$15.28	$11.60	$18.76	$15.93				
Value at end of period	$20.44	$18.18	$17.23	$15.28	$11.60	$18.76				
Number of accumulation units outstanding at end of period	1,341	1,998	1,113	1,113	1,113	991				
ING MIDCAP OPPORTUNITIES PORTFOLIO										
Value at beginning of period	$16.90	$17.12	$13.24	$9.44	$15.25	$12.23	$11.43	$10.44	$9.44	$9.16
Value at end of period	$19.14	$16.90	$17.12	$13.24	$9.44	$15.25	$12.23	$11.43	$10.44	$9.44
Number of accumulation units outstanding at end of period	8,462	6,419	2,868	589	446	947	529	558	3,912	3,580
ING MONEY MARKET PORTFOLIO										
Value at beginning of period	$13.03	$13.13	$13.20	$13.27	$13.03	$12.49	$12.00	$11.75	$11.71	$11.70
Value at end of period	$12.93	$13.03	$13.13	$13.20	$13.27	$13.03	$12.49	$12.00	$11.75	$11.71
Number of accumulation units outstanding at end of period	57,059	44,856	40,070	9,999	6,519	4,906	9,399	5,598	4,345	12,392
ING OPPENHEIMER GLOBAL PORTFOLIO										
(Funds were first received in this option during April 2005)										
Value at beginning of period	$12.45	$13.66	$11.87	$8.57	$14.47	$13.69	$11.70	$9.73		
Value at end of period	$15.03	$12.45	$13.66	$11.87	$8.57	$14.47	$13.69	$11.70		
Number of accumulation units outstanding at end of period	10,634	14,525	10,976	11,043	10,499	17,453	38,274	42,918		
ING PIMCO HIGH YIELD PORTFOLIO										
(Funds were first received in this option during September 2008)										
Value at beginning of period	$15.51	$14.97	$13.21	$8.91	$11.07					
Value at end of period	$17.54	$15.51	$14.97	$13.21	$8.91					
Number of accumulation units outstanding at end of period	4,323	458	598	246	97					
ING PIMCO TOTAL RETURN PORTFOLIO										
(Funds were first received in this option during February 2009)										
Value at beginning of period	$15.75	$15.37	$14.41	$12.36						
Value at end of period	$16.85	$15.75	$15.37	$14.41						
Number of accumulation units outstanding at end of period	15,184	8,356	4,880	551						
ING PIONEER HIGH YIELD PORTFOLIO										
(Funds were first received in this option during August 2008)										
Value at beginning of period	$15.08	$15.31	$12.97	$7.82	$10.74					
Value at end of period	$17.38	$15.08	$15.31	$12.97	$7.82					
Number of accumulation units outstanding at end of period	2,141	2,402	990	798	95					
ING PIONEER MID CAP VALUE PORTFOLIO										
(Funds were first received in this option during April 2007)										
Value at beginning of period	$10.22	$10.83	$9.23	$7.42	$11.15	$11.31				
Value at end of period	$11.28	$10.22	$10.83	$9.23	$7.42	$11.15				
Number of accumulation units outstanding at end of period	10,838	21,213	24,929	21,487	17,351	14,137				
ING RUSSELL™ LARGE CAP INDEX PORTFOLIO										
(Funds were first received in this option during February 2012)										
Value at beginning of period	$9.71									
Value at end of period	$10.59									
Number of accumulation units outstanding at end of period	877									
ING RUSSELL™ MID CAP GROWTH INDEX PORTFOLIO										
(Funds were first received in this option during November 2010)										
Value at beginning of period	$15.57	$16.05	$15.02							
Value at end of period	$17.84	$15.57	$16.05							
Number of accumulation units outstanding at end of period	235	344	198							
ING RUSSELL™ SMALL CAP INDEX PORTFOLIO										
(Funds were first received in this option during April 2010)										
Value at beginning of period	$10.46	$10.98	$10.09							
Value at end of period	$12.04	$10.46	$10.98							
Number of accumulation units outstanding at end of period	12,894	961	535							

Condensed Financial Information (continued)

	2012	2011	2010	2009	2008	2007	2006	2005	2004	2003
ING SMALLCAP OPPORTUNITIES PORTFOLIO										
(Funds were first received in this option during February 2006)										
Value at beginning of period	$11.04	$11.03	$8.40	$6.46	$9.95	$9.11	$8.84			
Value at end of period	$12.61	$11.04	$11.03	$8.40	$6.46	$9.95	$9.11			
Number of accumulation units outstanding at end of period	14,651	8,599	5,914	4,167	9,679	10,221	317			
ING SMALL COMPANY PORTFOLIO										
Value at beginning of period	$21.87	$22.61	$18.33	$14.48	$21.17	$20.16	$17.39	$15.90	$14.01	$10.27
Value at end of period	$24.85	$21.87	$22.61	$18.33	$14.48	$21.17	$20.16	$17.39	$15.90	$14.01
Number of accumulation units outstanding at end of period	70	794	1,308	1,519	1,079	10,938	30,888	21,146	23,143	37,662
ING T. ROWE PRICE CAPITAL APPRECIATION PORTFOLIO										
(Funds were first received in this option during November 2005)										
Value at beginning of period	$14.18	$13.89	$12.28	$9.29	$12.92	$12.47	$10.97	$10.86		
Value at end of period	$16.10	$14.18	$13.89	$12.28	$9.29	$12.92	$12.47	$10.97		
Number of accumulation units outstanding at end of period	25,799	21,838	17,946	13,598	9,426	3,175	796	409		
ING T. ROWE PRICE DIVERSIFIED MID CAP GROWTH PORTFOLIO										
(Funds were first received in this option during April 2005)										
Value at beginning of period	$13.53	$14.16	$11.11	$7.65	$13.56	$12.06	$11.14	$9.49		
Value at end of period	$15.59	$13.53	$14.16	$11.11	$7.65	$13.56	$12.06	$11.14		
Number of accumulation units outstanding at end of period	8,844	15,122	11,431	10,529	6,675	6,327	5,552	2,044		
ING T. ROWE PRICE GROWTH EQUITY PORTFOLIO										
Value at beginning of period	$15.07	$15.36	$13.25	$9.34	$16.29	$14.94	$13.30	$12.62	$11.57	$8.90
Value at end of period	$17.78	$15.07	$15.36	$13.25	$9.34	$16.29	$14.94	$13.30	$12.62	$11.57
Number of accumulation units outstanding at end of period	8,302	7,270	3,989	3,141	2,659	2,212	2,168	1,950	1,745	8,178
ING T. ROWE PRICE INTERNATIONAL STOCK PORTFOLIO										
(Funds were first received in this option during December 2005)										
Value at beginning of period	$12.31	$14.16	$12.54	$9.19	$18.35	$15.34	$12.47	$12.41		
Value at end of period	$14.51	$12.31	$14.16	$12.54	$9.19	$18.35	$15.34	$12.47		
Number of accumulation units outstanding at end of period	2,779	4,393	3,741	3,514	3,167	1,904	1,619	42		
ING TEMPLETON FOREIGN EQUITY PORTFOLIO										
(Funds were first received in this option during April 2008)										
Value at beginning of period	$7.79	$8.93	$8.27	$6.31	$10.20					
Value at end of period	$9.19	$7.79	$8.93	$8.27	$6.31					
Number of accumulation units outstanding at end of period	4,512	3,905	2,512	1,505	6,775					
ING U.S. BOND INDEX PORTFOLIO										
(Funds were first received in this option during April 2010)										
Value at beginning of period	$12.36	$11.30	$10.97							
Value at end of period	$12.38	$12.02	$11.30							
Number of accumulation units outstanding at end of period	674	0	24							
INVESCO V.I. CORE EQUITY FUND										
Value at beginning of period	$10.51	$10.60	$9.75	$7.66	$11.05	$10.31	$8.90	$8.52	$7.88	$6.39
Value at end of period	$11.87	$10.51	$10.60	$9.75	$7.66	$11.05	$10.31	$8.90	$8.52	$7.88
Number of accumulation units outstanding at end of period	15	15	15	15	15	15	221	307	1,351	991
INVESCO VAN KAMPEN V.I. AMERICAN FRANCHISE FUND										
(Funds were first received in this option during April 2012)										
Value at beginning of period	$37.18									
Value at end of period	$36.05									
Number of accumulation units outstanding at end of period	3									
LORD ABBETT SERIES FUND - MID CAP STOCK PORTFOLIO										
Value at beginning of period	$13.62	$14.31	$11.50	$9.15	$15.22	$15.25	$13.70	$12.76	$10.37	$9.54
Value at end of period	$15.48	$13.62	$14.31	$11.50	$9.15	$15.22	$15.25	$13.70	$12.76	$10.37
Number of accumulation units outstanding at end of period	0	0	0	0	842	576	971	474	1,002	546
OPPENHEIMER MAIN STREET SMALL-MID-CAP FUND®/VA										
(Funds were first received in this option during November 2010)										
Value at beginning of period	$13.11	$13.51	$12.41							
Value at end of period	$15.34	$13.11	$13.51							
Number of accumulation units outstanding at end of period	0	33	351							

Condensed Financial Information (continued)

	2012	2011	2010	2009	2008	2007	2006	2005	2004	2003
PIONEER EMERGING MARKETS VCT PORTFOLIO										
(Funds were first received in this option during July 2007)										
Value at beginning of period	$8.01	$10.54	$9.17	$5.29	$12.77	$11.70				
Value at end of period	$8.90	$8.01	$10.54	$9.17	$5.29	$12.77				
Number of accumulation units outstanding at end of period	3,344	14,392	18,878	15,624	8,686	4,799				
WANGER INTERNATIONAL										
(Funds were first received in this option during July 2007)										
Value at beginning of period	$8.85	$10.44	$8.43	$5.67	$10.51	$10.81				
Value at end of period	$10.67	$8.85	$10.44	$8.43	$5.67	$10.51				
Number of accumulation units outstanding at end of period	17,459	14,648	7,570	4,417	1,595	691				
WANGER USA										
(Funds were first received in this option during June 2012)										
Value at beginning of period	$14.69									
Value at end of period	$16.88									
Number of accumulation units outstanding at end of period	211									

TABLE IV
FOR CONTRACTS WITH TOTAL SEPARATE ACCOUNT CHARGES OF 1.25%
(Selected data for accumulation units outstanding throughout each period)

	2012	2011	2010	2009	2008	2007	2006	2005	2004	2003
CALVERT VP SRI BALANCED PORTFOLIO										
Value at beginning of period	$23.73	$22.98	$20.75	$16.77	$24.73	$24.37	$22.69	$21.74	$20.34	$17.26
Value at end of period	$25.90	$23.73	$22.98	$20.75	$16.77	$24.73	$24.37	$22.69	$21.74	$20.34
Number of accumulation units outstanding at end of period	1,394	2,481	1,779	3,480	3,725	4,707	5,432	7,843	7,769	7,083
FIDELITY® VIP CONTRAFUND® PORTFOLIO										
(Funds were first received in this option during June 2012)										
Value at beginning of period	$31.45	$32.67	$28.22	$21.06	$37.09	$31.94	$28.95	$25.07	$21.98	$17.33
Value at end of period	$36.16	$31.45	$32.67	$28.22	$21.06	$37.09	$31.94	$28.95	$25.07	$21.98
Number of accumulation units outstanding at end of period	235,297	267,889	301,881	336,876	381,493	507,337	603,500	638,978	578,222	459,840
FIDELITY® VIP EQUITY-INCOME PORTFOLIO										
(Funds were first received in this option during June 2012)										
Value at beginning of period	$21.94	$22.00	$19.35	$15.05	$26.57	$26.50	$22.33	$21.35	$19.39	$15.06
Value at end of period	$25.42	$21.94	$22.00	$19.35	$15.05	$26.57	$26.50	$22.33	$21.35	$19.39
Number of accumulation units outstanding at end of period	130,411	141,797	157,760	186,032	218,532	345,239	390,753	444,733	517,940	447,621
FIDELITY® VIP GROWTH PORTFOLIO										
Value at beginning of period	$19.06	$19.26	$15.71	$12.40	$23.76	$18.95	$17.96	$17.19	$16.83	$12.83
Value at end of period	$21.59	$19.06	$19.26	$15.71	$12.40	$23.76	$18.95	$17.96	$17.19	$16.83
Number of accumulation units outstanding at end of period	127,107	138,234	142,167	148,639	172,394	206,681	248,285	300,061	376,032	444,798
FIDELITY® VIP OVERSEAS PORTFOLIO										
Value at beginning of period	$15.21	$18.59	$16.64	$13.32	$24.00	$20.71	$17.76	$15.11	$13.46	$9.51
Value at end of period	$18.13	$15.21	$18.59	$16.64	$13.32	$24.00	$20.71	$17.76	$15.11	$13.46
Number of accumulation units outstanding at end of period	64,657	66,507	77,854	92,767	102,748	128,515	129,186	131,286	132,647	99,214
FRANKLIN SMALL CAP VALUE SECURITIES FUND										
Value at beginning of period	$17.87	$18.80	$14.85	$11.64	$17.60	$18.25	$15.80	$14.71	$12.04	$9.22
Value at end of period	$20.89	$17.87	$18.80	$14.85	$11.64	$17.60	$18.25	$15.80	$14.71	$12.04
Number of accumulation units outstanding at end of period	29,465	29,566	36,674	41,024	43,595	52,762	76,452	72,193	54,597	23,696
ING AMERICAN CENTURY SMALL-MID CAP VALUE PORTFOLIO										
Value at beginning of period	$16.90	$17.67	$14.67	$10.94	$15.09	$15.74	$13.80	$12.96	$10.81	$9.30
Value at end of period	$19.42	$16.90	$17.67	$14.67	$10.94	$15.09	$15.74	$13.80	$12.96	$10.81
Number of accumulation units outstanding at end of period	9,712	12,467	15,491	13,092	9,419	11,063	19,669	20,575	15,264	9,102

Condensed Financial Information (continued)

	2012	2011	2010	2009	2008	2007	2006	2005	2004	2003
ING BALANCED PORTFOLIO										
(Funds were first received in this option during June 2012)										
Value at beginning of period	$27.50	$28.21	$25.04	$21.26	$29.94	$28.72	$26.44	$25.68	$23.77	$20.25
Value at end of period	$30.86	$27.50	$28.21	$25.04	$21.26	$29.94	$28.72	$26.44	$25.68	$23.77
Number of accumulation units outstanding at end of period	433,791	488,777	558,020	602,421	720,069	917,406	1,060,627	1,203,120	1,342,969	1,352,428
ING BARON GROWTH PORTFOLIO										
(Funds were first received in this option during June 2012)										
Value at beginning of period	$17.87	$17.70	$14.17	$10.61	$18.29	$17.46	$15.34	$14.47	$11.45	$9.68
Value at end of period	$21.12	$17.87	$17.70	$14.17	$10.61	$18.29	$17.46	$15.34	$14.47	$11.45
Number of accumulation units outstanding at end of period	23,343	29,433	32,645	30,734	37,553	46,886	44,011	54,363	63,158	36,427
ING BLACKROCK HEALTH SCIENCES OPPORTUNITIES PORTFOLIO										
(Funds were first received in this option during May 2005)										
Value at beginning of period	$12.34	$11.92	$11.29	$9.52	$13.51	$12.60	$11.21	$10.21		
Value at end of period	$14.47	$12.34	$11.92	$11.29	$9.52	$13.51	$12.60	$11.21		
Number of accumulation units outstanding at end of period	2,803	2,444	4,283	5,862	10,099	4,250	6,053	7,130		
ING BLACKROCK LARGE CAP GROWTH PORTFOLIO										
(Funds were first received in this option during April 2007)										
Value at beginning of period	$8.85	$9.08	$8.09	$6.27	$10.40	$10.67				
Value at end of period	$10.03	$8.85	$9.08	$8.09	$6.27	$10.40				
Number of accumulation units outstanding at end of period	126,622	134,196	136,293	158,773	168,583	207,180				
ING BLACKROCK SCIENCE AND TECHNOLOGY OPPORTUNITIES PORTFOLIO										
(Funds were first received in this option during June 2012)										
Value at beginning of period	$4.60	$5.20	$4.44	$2.94	$4.95	$4.21	$3.98	$3.60	$3.70	$2.57
Value at end of period	$4.90	$4.60	$5.20	$4.44	$2.94	$4.95	$4.21	$3.98	$3.60	$3.70
Number of accumulation units outstanding at end of period	81,756	102,616	129,462	127,833	87,832	94,120	131,384	184,668	238,094	325,256
ING CLARION GLOBAL REAL ESTATE PORTFOLIO										
(Funds were first received in this option during September 2008)										
Value at beginning of period	$9.52	$10.17	$8.85	$6.70	$9.74					
Value at end of period	$11.86	$9.52	$10.17	$8.85	$6.70					
Number of accumulation units outstanding at end of period	14,451	12,236	10,521	18,393	14,267					
ING CLARION REAL ESTATE PORTFOLIO										
(Funds were first received in this option during July 2006)										
Value at beginning of period	$11.13	$10.29	$8.14	$6.07	$9.99	$12.30	$10.47			
Value at end of period	$12.70	$11.13	$10.29	$8.14	$6.07	$9.99	$12.30			
Number of accumulation units outstanding at end of period	35,918	27,091	27,966	21,817	16,106	11,382	19,762			
ING COLUMBIA SMALL CAP VALUE II PORTFOLIO										
(Funds were first received in this option during October 2007)										
Value at beginning of period	$9.76	$10.15	$8.21	$6.66	$10.23	$10.83				
Value at end of period	$11.00	$9.76	$10.15	$8.21	$6.66	$10.23				
Number of accumulation units outstanding at end of period	1,748	1,629	1,063	1,455	2,444	646				
ING DAVIS NEW YORK VENTURE PORTFOLIO										
Value at beginning of period	$10.99	$11.68	$10.55	$8.12	$13.53	$13.15	$11.69	$11.40	$10.64	$8.36
Value at end of period	$12.19	$10.99	$11.68	$10.55	$8.12	$13.53	$13.15	$11.69	$11.40	$10.64
Number of accumulation units outstanding at end of period	10,157	11,200	12,040	16,709	17,493	20,225	18,414	31,022	37,945	34,134
ING FMR[SM] DIVERSIFIED MID CAP PORTFOLIO										
(Funds were first received in this option during July 2005)										
Value at beginning of period	$13.61	$15.47	$12.20	$8.88	$14.77	$13.07	$11.82	$10.80		
Value at end of period	$15.40	$13.61	$15.47	$12.20	$8.88	$14.77	$13.07	$11.21		
Number of accumulation units outstanding at end of period	10,363	10,700	10,986	19,538	19,668	22,911	21,888	7,310		
ING GLOBAL BOND PORTFOLIO										
(Funds were first received in this option during April 2005)										
Value at beginning of period	$13.51	$13.20	$11.53	$9.60	$11.51	$10.72	$10.01	$9.88		
Value at end of period	$14.40	$13.51	$13.20	$11.53	$9.60	$11.51	$10.72	$10.01		
Number of accumulation units outstanding at end of period	169,767	189,713	212,251	191,664	208,418	279,773	212,296	235,801		

Condensed Financial Information (continued)

	2012	2011	2010	2009	2008	2007	2006	2005	2004	2003
ING GLOBAL RESOURCES PORTFOLIO										
(Funds were first received in this option during January 2007)										
Value at beginning of period	$11.48	$12.79	$10.65	$7.84	$13.46	$9.68				
Value at end of period	$11.01	$11.48	$12.79	$10.65	$7.84	$13.46				
Number of accumulation units outstanding at end of period	82,502	97,852	101,028	119,040	125,599	142,179				
ING GROWTH AND INCOME CORE PORTFOLIO										
Value at beginning of period	$25.99	$30.29	$27.54	$19.26	$32.37	$30.57	$26.49	$26.41	$23.69	$18.73
Value at end of period	$28.04	$25.99	$30.29	$27.54	$19.26	$32.37	$30.57	$26.49	$26.41	$23.69
Number of accumulation units outstanding at end of period	64,804	73,470	82,310	88,751	97,407	114,239	117,112	147,962	177,277	204,828
ING GROWTH AND INCOME PORTFOLIO										
(Funds were first received in this option during June 2012)										
Value at beginning of period	$22.70	$23.05	$20.45	$15.90	$25.81	$24.34	$21.58	$20.20	$18.87	$15.16
Value at end of period	$25.96	$22.70	$23.05	$20.45	$15.90	$25.81	$24.34	$21.58	$20.20	$18.87
Number of accumulation units outstanding at end of period	1,052,180	1,184,268	1,354,950	1,472,079	1,651,069	2,022,081	2,298,689	2,705,207	3,268,534	3,649,456
ING INDEX PLUS LARGECAP PORTFOLIO										
(Funds were first received in this option during June 2012)										
Value at beginning of period	$18.98	$19.23	$17.09	$14.04	$22.65	$21.84	$19.30	$18.54	$16.98	$13.63
Value at end of period	$21.45	$18.98	$19.23	$17.09	$14.04	$22.65	$21.84	$19.30	$18.54	$16.98
Number of accumulation units outstanding at end of period	53,309	60,454	81,760	89,767	101,252	152,052	181,789	209,639	306,916	308,018
ING INDEX PLUS MIDCAP PORTFOLIO										
(Funds were first received in this option during June 2012)										
Value at beginning of period	$21.90	$22.43	$18.63	$14.32	$23.23	$22.30	$20.63	$18.79	$16.32	$12.48
Value at end of period	$25.45	$21.90	$22.43	$18.63	$14.32	$23.23	$22.30	$20.63	$18.79	$16.32
Number of accumulation units outstanding at end of period	31,029	35,103	42,378	44,796	54,704	76,035	92,921	113,380	133,131	165,078
ING INDEX PLUS SMALLCAP PORTFOLIO										
(Funds were first received in this option during June 2012)										
Value at beginning of period	$15.64	$15.96	$13.15	$10.67	$16.26	$17.56	$15.62	$14.70	$12.19	$9.07
Value at end of period	$17.36	$15.64	$15.96	$13.15	$10.67	$16.26	$17.56	$15.62	$14.70	$12.19
Number of accumulation units outstanding at end of period	23,172	24,736	32,884	40,402	47,803	66,583	77,992	96,703	93,290	97,816
ING INTERMEDIATE BOND PORTFOLIO										
(Funds were first received in this option during June 2012)										
Value at beginning of period	$23.80	$22.41	$20.66	$18.75	$20.74	$19.81	$19.27	$18.92	$18.27	$17.40
Value at end of period	$25.71	$23.80	$22.41	$20.66	$18.75	$20.74	$19.81	$19.27	$18.92	$18.27
Number of accumulation units outstanding at end of period	358,416	374,437	421,242	448,725	532,304	677,264	769,351	897,910	1,012,407	688,345
ING INTERNATIONAL INDEX PORTFOLIO										
(Funds were first received in this option during January 2009)										
Value at beginning of period	$6.90	$7.96	$7.47	$5.25						
Value at end of period	$8.09	$6.90	$7.96	$7.47						
Number of accumulation units outstanding at end of period	14,439	15,119	15,784	14,760						
ING INTERNATIONAL INDEX PORTFOLIO										
(Funds were first received in this option during August 2009)										
Value at beginning of period	$11.69	$13.52	$12.72	$11.74						
Value at end of period	$13.68	$11.69	$13.52	$12.72						
Number of accumulation units outstanding at end of period	1,189	2,878	3,922	3,325						
ING INTERNATIONAL VALUE PORTFOLIO										
Value at beginning of period	$11.08	$13.20	$13.04	$10.38	$18.36	$16.39	$12.82	$11.87	$10.23	$8.83
Value at end of period	$13.05	$11.08	$13.20	$13.04	$10.38	$18.36	$16.39	$12.82	$11.87	$10.23
Number of accumulation units outstanding at end of period	22,306	22,959	26,096	32,897	41,951	52,582	48,900	40,383	49,802	21,662
ING INVESCO VAN KAMPEN COMSTOCK PORTFOLIO										
Value at beginning of period	$12.12	$12.53	$11.02	$8.68	$13.84	$14.34	$12.53	$12.26	$10.64	$8.31
Value at end of period	$14.20	$12.12	$12.53	$11.02	$8.68	$13.84	$14.34	$12.53	$12.26	$10.64
Number of accumulation units outstanding at end of period	3,208	4,413	6,555	15,756	21,624	25,650	38,300	49,773	50,628	22,950

Condensed Financial Information (continued)

	2012	2011	2010	2009	2008	2007	2006	2005	2004	2003
ING INVESCO VAN KAMPEN EQUITY AND INCOME PORTFOLIO										
(Funds were first received in this option during April 2005)										
Value at beginning of period	$12.08	$12.37	$11.15	$9.20	$12.16	$11.89	$10.69	$9.98		
Value at end of period	$13.46	$12.08	$12.37	$11.15	$9.20	$12.16	$11.89	$10.69		
Number of accumulation units outstanding at end of period	193,631	226,931	267,662	301,174	413,810	523,595	608,591	666,187		
ING INVESCO VAN KAMPEN GROWTH AND INCOME PORTFOLIO										
(Funds were first received in this option during April 2005)										
Value at beginning of period	$11.27	$11.66	$10.50	$8.58	$12.82	$12.65	$11.04	$10.73		
Value at end of period	$12.75	$11.27	$11.66	$10.50	$8.58	$12.82	$12.65	$11.04		
Number of accumulation units outstanding at end of period	11,797	20,832	13,944	21,276	21,054	16,997	27,501	40,000		
ING JPMORGAN EMERGING MARKETS EQUITY PORTFOLIO										
(Funds were first received in this option during May 2005)										
Value at beginning of period	$19.22	$23.81	$20.05	$11.83	$24.58	$17.98	$13.40	$10.05		
Value at end of period	$22.61	$19.22	$23.81	$20.05	$11.83	$24.58	$17.98	$13.40		
Number of accumulation units outstanding at end of period	31,712	37,899	37,521	35,236	29,473	55,181	43,810	63,149		
ING JPMORGAN MID CAP VALUE PORTFOLIO										
Value at beginning of period	$17.51	$17.41	$14.34	$11.56	$17.47	$17.29	$15.03	$14.02	$11.78	$9.17
Value at end of period	$20.75	$17.51	$17.41	$14.34	$11.56	$17.47	$17.29	$15.03	$14.02	$11.78
Number of accumulation units outstanding at end of period	29,106	27,189	31,075	28,883	31,510	39,064	36,505	41,698	29,365	14,775
ING JPMORGAN SMALL CAP CORE EQUITY PORTFOLIO										
(Funds were first received in this option during February 2006)										
Value at beginning of period	$13.40	$13.75	$10.99	$8.74	$12.63	$13.01	$12.43			
Value at end of period	$15.71	$13.40	$13.75	$10.99	$8.74	$12.63	$13.01			
Number of accumulation units outstanding at end of period	6,153	4,308	4,700	2,267	1,028	785	4,012			
ING LARGE CAP GROWTH PORTFOLIO										
(Funds were first received in this option during January 2011)										
Value at beginning of period	$10.30	$10.31								
Value at end of period	$12.01	$10.30								
Number of accumulation units outstanding at end of period	230,514	233,344								
ING LARGE CAP VALUE PORTFOLIO										
(Funds were first received in this option during July 2007)										
Value at beginning of period	$8.43	$8.25	$7.00	$6.29	$9.11	$9.34				
Value at end of period	$9.55	$8.43	$8.25	$7.00	$6.29	$9.11				
Number of accumulation units outstanding at end of period	94,854	97,488	65,010	80,173	152,126	207,381				
ING MARSICO GROWTH PORTFOLIO										
(Funds were first received in this option during July 2005)										
Value at beginning of period	$11.48	$11.82	$9.99	$7.84	$13.30	$11.80	$11.39	$10.98		
Value at end of period	$12.76	$11.48	$11.82	$9.99	$7.84	$13.30	$11.80	$11.39		
Number of accumulation units outstanding at end of period	17,945	19,141	22,826	13,277	6,924	12,526	13,390	7,541		
ING MFS TOTAL RETURN PORTFOLIO										
Value at beginning of period	$13.89	$13.85	$12.76	$10.96	$14.29	$13.92	$12.59	$12.39	$11.29	$10.57
Value at end of period	$15.25	$13.89	$13.85	$12.76	$10.96	$14.29	$13.92	$12.59	$12.39	$11.29
Number of accumulation units outstanding at end of period	3,892	4,273	4,173	8,681	11,332	13,895	27,328	54,774	46,457	9,006
ING MFS UTILITIES PORTFOLIO										
(Funds were first received in this option during July 2005)										
Value at beginning of period	$17.64	$16.79	$14.96	$11.41	$18.54	$14.74	$11.41	$10.92		
Value at end of period	$19.74	$17.64	$16.79	$14.96	$11.41	$18.54	$14.74	$11.41		
Number of accumulation units outstanding at end of period	36,254	37,796	32,342	34,397	30,144	29,354	12,746	7,718		
ING MIDCAP OPPORTUNITIES PORTFOLIO										
Value at beginning of period	$16.12	$16.41	$12.75	$9.12	$14.81	$11.93	$11.21	$10.28	$9.33	$6.92
Value at end of period	$18.18	$16.12	$16.41	$12.75	$9.12	$14.81	$11.93	$11.21	$10.28	$9.33
Number of accumulation units outstanding at end of period	25,416	26,413	20,220	9,621	10,376	8,891	8,499	6,964	4,829	12,645

Condensed Financial Information (continued)

	2012	2011	2010	2009	2008	2007	2006	2005	2004	2003
ING MONEY MARKET PORTFOLIO										
(Funds were first received in this option during June 2012)										
Value at beginning of period	$14.92	$15.10	$15.26	$15.40	$15.19	$14.62	$14.12	$13.88	$13.91	$13.95
Value at end of period	$14.74	$14.92	$15.10	$15.26	$15.40	$15.19	$14.62	$14.12	$13.88	$13.91
Number of accumulation units outstanding at end of period	152,458	166,461	228,953	290,406	471,161	456,245	457,899	400,551	546,292	760,049
ING OPPENHEIMER GLOBAL PORTFOLIO										
(Funds were first received in this option during April 2005)										
Value at beginning of period	$12.07	$13.31	$11.61	$8.42	$14.29	$13.57	$11.65	$10.01		
Value at end of period	$14.51	$12.07	$13.31	$11.61	$8.42	$14.29	$13.57	$11.65		
Number of accumulation units outstanding at end of period	413,627	426,452	465,820	523,838	567,230	768,015	872,887	946,187		
ING PIMCO HIGH YIELD PORTFOLIO										
(Funds were first received in this option during September 2005)										
Value at beginning of period	$15.05	$14.59	$12.93	$8.77	$11.46	$11.28	$10.48	$10.37		
Value at end of period	$16.95	$15.05	$14.59	$12.93	$8.77	$11.46	$11.28	$10.48		
Number of accumulation units outstanding at end of period	23,679	13,400	18,046	16,451	5,889	15,164	18,217	2,701		
ING PIMCO TOTAL RETURN PORTFOLIO										
(Funds were first received in this option during June 2012)										
Value at beginning of period	$15.07	$14.78	$13.92	$12.51	$12.69	$11.75	$11.44	$11.35	$11.01	$10.72
Value at end of period	$16.06	$15.07	$14.78	$13.92	$12.51	$12.69	$11.75	$11.44	$11.35	$11.01
Number of accumulation units outstanding at end of period	150,950	148,555	146,529	149,707	136,665	130,491	137,250	130,040	63,478	56,188
ING PIONEER FUND PORTFOLIO										
(Funds were first received in this option during August 2006)										
Value at beginning of period	$9.67	$10.23	$8.92	$7.26	$11.23	$10.79	$10.03			
Value at end of period	$10.56	$9.67	$10.23	$8.92	$7.26	$11.23	$10.79			
Number of accumulation units outstanding at end of period	7,756	5,725	3,611	7,777	11,545	11,519	4,375			
ING PIONEER HIGH YIELD PORTFOLIO										
(Funds were first received in this option during October 2006)										
Value at beginning of period	$14.70	$14.99	$12.75	$7.73	$11.08	$10.58	$10.24			
Value at end of period	$16.87	$14.70	$14.99	$12.75	$7.73	$11.08	$10.58			
Number of accumulation units outstanding at end of period	18,655	15,847	18,149	11,873	5,720	5,360	81			
ING PIONEER MID CAP VALUE PORTFOLIO										
(Funds were first received in this option during January 2007)										
Value at beginning of period	$9.96	$10.60	$9.08	$7.33	$11.07	$10.84				
Value at end of period	$10.94	$9.96	$10.60	$9.08	$7.33	$11.07				
Number of accumulation units outstanding at end of period	27,470	29,014	30,258	41,919	38,919	68,107				
ING RUSSELL™ LARGE CAP GROWTH INDEX PORTFOLIO										
(Funds were first received in this option during July 2009)										
Value at beginning of period	$14.37	$13.96	$12.54	$10.70						
Value at end of period	$16.25	$14.37	$13.96	$12.54						
Number of accumulation units outstanding at end of period	10,918	3,908	974	921						
ING RUSSELL™ LARGE CAP INDEX PORTFOLIO										
(Funds were first received in this option during November 2008)										
Value at beginning of period	$9.09	$8.97	$8.10	$6.63	$7.33					
Value at end of period	$10.37	$9.09	$8.97	$8.10	$6.63					
Number of accumulation units outstanding at end of period	17,285	14,236	28,844	18,179	191					
ING RUSSELL™ MID CAP GROWTH INDEX PORTFOLIO										
(Funds were first received in this option during August 2009)										
Value at beginning of period	$15.39	$15.93	$12.82	$11.40						
Value at end of period	$17.55	$15.39	$15.93	$12.82						
Number of accumulation units outstanding at end of period	4,564	4,424	3,618	5,085						
ING RUSSELL™ MID CAP INDEX PORTFOLIO										
(Funds were first received in this option during April 2009)										
Value at beginning of period	$9.81	$10.12	$8.18	$5.77						
Value at end of period	$11.34	$9.81	$10.12	$8.18						
Number of accumulation units outstanding at end of period	2,357	2,892	2,851	2,878						

	2012	2011	2010	2009	2008	2007	2006	2005	2004	2003
ING RUSSELL™ SMALL CAP INDEX PORTFOLIO										
(Funds were first received in this option during December 2009)										
Value at beginning of period	$10.29	$10.85	$8.69	$8.48						
Value at end of period	$11.79	$10.29	$10.85	$8.69						
Number of accumulation units outstanding at end of period	805	1,294	1,113	1,150						
ING SMALLCAP OPPORTUNITIES PORTFOLIO										
(Funds were first received in this option during June 2012)										
Value at beginning of period	$10.53	$10.57	$8.09	$6.25	$9.66	$8.89	$8.00	$7.42	$6.82	$4.98
Value at end of period	$11.98	$10.53	$10.57	$8.09	$6.25	$9.66	$8.89	$8.00	$7.42	$6.82
Number of accumulation units outstanding at end of period	14,829	15,208	11,118	9,884	5,261	3,963	2,093	4,457	5,867	12,598
ING SMALL COMPANY PORTFOLIO										
(Funds were first received in this option during June 2012)										
Value at beginning of period	$29.56	$30.69	$24.99	$19.83	$29.13	$27.86	$24.15	$22.17	$19.63	$14.46
Value at end of period	$33.43	$29.56	$30.69	$24.99	$19.83	$29.13	$27.86	$24.15	$22.17	$19.63
Number of accumulation units outstanding at end of period	8,186	10,719	15,068	15,095	16,288	23,459	30,663	36,008	52,194	52,308
ING SOLUTION 2015 PORTFOLIO										
(Funds were first received in this option during October 2005)										
Value at beginning of period	$11.34	$11.57	$10.53	$8.72	$12.07	$11.68	$10.68	$10.27		
Value at end of period	$12.49	$11.34	$11.57	$10.53	$8.72	$12.07	$11.68	$10.68		
Number of accumulation units outstanding at end of period	44,418	37,583	38,507	28,041	26,625	53,358	36,675	3,299		
ING SOLUTION 2025 PORTFOLIO										
(Funds were first received in this option during July 2005)										
Value at beginning of period	$10.93	$11.43	$10.17	$8.19	$12.53	$12.13	$10.91	$10.57		
Value at end of period	$12.25	$10.93	$11.43	$10.17	$8.19	$12.53	$12.13	$10.91		
Number of accumulation units outstanding at end of period	5,340	3,983	9,333	4,925	14,940	67,172	22,233	1,313		
ING SOLUTION 2035 PORTFOLIO										
(Funds were first received in this option during September 2005)										
Value at beginning of period	$10.90	$11.57	$10.23	$8.07	$12.97	$12.47	$11.07	$10.68		
Value at end of period	$12.39	$10.90	$11.57	$10.23	$8.07	$12.97	$12.47	$11.07		
Number of accumulation units outstanding at end of period	15,666	18,138	17,024	5,112	2,678	74,641	29,208	292		
ING SOLUTION 2045 PORTFOLIO										
(Funds were first received in this option during October 2005)										
Value at beginning of period	$10.86	$11.59	$10.19	$7.95	$13.38	$12.81	$11.27	$10.54		
Value at end of period	$12.38	$10.86	$11.59	$10.19	$7.95	$13.38	$12.81	$11.27		
Number of accumulation units outstanding at end of period	14,602	17,389	10,916	9,705	7,599	32,059	8,108	274		
ING SOLUTION INCOME PORTFOLIO										
(Funds were first received in this option during October 2005)										
Value at beginning of period	$11.60	$11.71	$10.81	$9.34	$11.35	$10.92	$10.30	$10.17		
Value at end of period	$12.58	$11.60	$11.71	$10.81	$9.34	$11.35	$10.92	$10.30		
Number of accumulation units outstanding at end of period	87	53	1,128	2,065	0	24,564	22,776	13,351		
ING STRATEGIC ALLOCATION CONSERVATIVE PORTFOLIO										
Value at beginning of period	$18.65	$18.55	$16.91	$14.53	$19.25	$18.42	$17.21	$16.78	$15.74	$14.02
Value at end of period	$20.68	$18.65	$18.55	$16.91	$14.53	$19.25	$18.42	$17.21	$16.78	$15.74
Number of accumulation units outstanding at end of period	16,822	19,826	16,258	27,916	41,708	52,539	54,761	53,837	49,393	52,209
ING STRATEGIC ALLOCATION GROWTH PORTFOLIO										
Value at beginning of period	$18.05	$18.83	$16.86	$13.63	$21.59	$20.81	$18.62	$17.75	$16.05	$13.07
Value at end of period	$20.50	$18.05	$18.83	$16.86	$13.63	$21.59	$20.81	$18.62	$17.75	$16.05
Number of accumulation units outstanding at end of period	27,115	32,033	32,561	40,958	39,243	71,729	75,157	74,359	69,724	75,583
ING STRATEGIC ALLOCATION MODERATE PORTFOLIO										
Value at beginning of period	$18.23	$18.56	$16.78	$13.94	$20.31	$19.50	$17.76	$17.17	$15.78	$13.37
Value at end of period	$20.45	$18.23	$18.56	$16.78	$13.94	$20.31	$19.50	$17.76	$17.17	$15.78
Number of accumulation units outstanding at end of period	32,181	37,478	38,888	37,701	37,418	52,633	58,717	59,246	63,295	77,501

Condensed Financial Information (continued)

	2012	2011	2010	2009	2008	2007	2006	2005	2004	2003
ING T. ROWE PRICE CAPITAL APPRECIATION PORTFOLIO										
(Funds were first received in this option during November 2005)										
Value at beginning of period	$13.76	$13.54	$12.02	$9.14	$12.76	$12.38	$10.93	$10.61		
Value at end of period	$15.55	$13.76	$13.54	$12.02	$9.14	$12.76	$12.38	$10.93		
Number of accumulation units outstanding at end of period	166,107	165,707	162,863	189,203	182,397	196,921	137,634	13,912		
ING T. ROWE PRICE DIVERSIFIED MID CAP GROWTH PORTFOLIO										
(Funds were first received in this option during April 2005)										
Value at beginning of period	$13.12	$13.79	$10.87	$7.52	$13.39	$11.95	$11.09	$9.93		
Value at end of period	$15.04	$13.12	$13.79	$10.87	$7.52	$13.39	$11.95	$11.09		
Number of accumulation units outstanding at end of period	282,778	367,412	413,503	423,967	477,757	612,088	691,090	810,723		
ING T. ROWE PRICE EQUITY INCOME PORTFOLIO										
Value at beginning of period	$14.78	$15.10	$13.30	$10.78	$16.97	$16.68	$14.18	$13.81	$12.17	$10.71
Value at end of period	$17.11	$14.78	$15.10	$13.30	$10.78	$16.97	$16.68	$14.18	$13.81	$12.17
Number of accumulation units outstanding at end of period	43,670	40,715	47,792	48,566	53,533	67,056	71,222	74,265	55,087	16,437
ING T. ROWE PRICE GROWTH EQUITY PORTFOLIO										
(Funds were first received in this option during June 2012)										
Value at beginning of period	$23.63	$24.18	$20.95	$14.84	$26.01	$23.96	$21.41	$20.42	$18.80	$14.54
Value at end of period	$27.74	$23.63	$24.18	$20.95	$14.84	$26.01	$23.96	$21.41	$20.42	$18.80
Number of accumulation units outstanding at end of period	79,705	84,086	96,633	105,890	102,326	145,889	164,311	196,161	217,537	218,596
ING T. ROWE PRICE INTERNATIONAL STOCK PORTFOLIO										
(Funds were first received in this option during August 2005)										
Value at beginning of period	$11.95	$13.80	$12.28	$9.04	$18.13	$15.22	$12.43	$10.80		
Value at end of period	$14.01	$11.95	$13.80	$12.28	$9.04	$18.13	$15.22	$12.43		
Number of accumulation units outstanding at end of period	20,863	16,644	16,228	22,921	20,092	16,177	15,978	7,806		
ING TEMPLETON FOREIGN EQUITY PORTFOLIO										
(Funds were first received in this option during April 2008)										
Value at beginning of period	$7.66	$8.82	$8.20	$6.28	$10.20					
Value at end of period	$9.00	$7.66	$8.82	$8.20	$6.28					
Number of accumulation units outstanding at end of period	330,383	338,356	373,838	415,687	465,424					
ING U.S. BOND INDEX PORTFOLIO										
(Funds were first received in this option during December 2008)										
Value at beginning of period	$11.82	$11.16	$10.65	$10.19	$9.94					
Value at end of period	$12.12	$11.82	$11.16	$10.65	$10.19					
Number of accumulation units outstanding at end of period	25,280	23,808	6,787	13,382	637					
ING UBS U.S. LARGE CAP EQUITY PORTFOLIO										
Value at beginning of period	$14.77	$15.35	$13.70	$10.53	$17.70	$17.71	$15.66	$14.50	$12.79	$10.37
Value at end of period	$16.55	$14.77	$15.35	$13.70	$10.53	$17.70	$17.71	$15.66	$14.50	$12.79
Number of accumulation units outstanding at end of period	113,522	125,972	137,853	144,256	181,081	194,855	215,491	248,139	261,134	279,653
INVESCO V.I. CORE EQUITY FUND										
(Funds were first received in this option during June 2012)										
Value at beginning of period	$9.92	$10.05	$9.29	$7.33	$10.63	$9.96	$8.64	$8.31	$7.72	$6.28
Value at end of period	$11.16	$9.92	$10.05	$9.29	$7.33	$10.63	$9.96	$8.64	$8.31	$7.72
Number of accumulation units outstanding at end of period	47,949	48,617	51,693	68,360	47,824	32,934	34,848	40,092	47,386	44,573
INVESCO VAN KAMPEN V.I. AMERICAN FRANCHISE FUND										
(Funds were first received in this option during April 2012)										
Value at beginning of period	$37.16									
Value at end of period	$35.92									
Number of accumulation units outstanding at end of period	2,234									
LORD ABBETT SERIES FUND - MID CAP STOCK PORTFOLIO										
Value at beginning of period	$13.00	$13.71	$11.07	$8.85	$14.78	$14.88	$13.43	$12.56	$10.25	$9.87
Value at end of period	$14.70	$13.00	$13.71	$11.07	$8.85	$14.78	$14.88	$13.43	$12.56	$10.25
Number of accumulation units outstanding at end of period	48,940	48,163	48,249	42,969	51,763	81,031	89,758	118,882	56,030	24,027

Condensed Financial Information (continued)

	2012	2011	2010	2009	2008	2007	2006	2005	2004	2003
OPPENHEIMER MAIN STREET SMALL-MID-CAP FUND®/VA										
(Funds were first received in this option during May 2005)										
Value at beginning of period	$12.72	$13.17	$10.81	$7.98	$12.99	$13.32	$11.72	$10.11		
Value at end of period	$14.82	$12.72	$13.17	$10.81	$7.98	$12.99	$13.32	$11.72		
Number of accumulation units outstanding at end of period	2,503	1,821	3,127	2,857	3,576	4,955	5,888	1,640		
PIMCO VIT REAL RETURN PORTFOLIO										
(Funds were first received in this option during October 2005)										
Value at beginning of period	$14.93	$13.54	$12.68	$10.85	$11.82	$10.83	$10.87	$10.85		
Value at end of period	$16.03	$14.93	$13.54	$12.68	$10.85	$11.82	$10.83	$10.87		
Number of accumulation units outstanding at end of period	87,139	62,775	62,387	59,768	59,704	24,234	13,841	7,646		
PIONEER EMERGING MARKETS VCT PORTFOLIO										
(Funds were first received in this option during May 2007)										
Value at beginning of period	$7.85	$10.37	$9.06	$5.25	$12.73	$10.13				
Value at end of period	$8.68	$7.85	$10.37	$9.06	$5.25	$12.73				
Number of accumulation units outstanding at end of period	18,592	24,100	36,147	49,326	44,507	62,506				
PIONEER HIGH YIELD VCT PORTFOLIO										
(Funds were first received in this option during March 2006)										
Value at beginning of period	$13.74	$14.15	$12.13	$7.66	$12.00	$11.48	$10.88			
Value at end of period	$15.74	$13.74	$14.15	$12.13	$7.66	$12.00	$11.48			
Number of accumulation units outstanding at end of period	10,714	10,321	9,779	12,879	12,719	27,456	17,337			
WANGER INTERNATIONAL										
(Funds were first received in this option during May 2007)										
Value at beginning of period	$8.66	$10.27	$8.33	$5.63	$10.48	$10.20				
Value at end of period	$10.40	$8.66	$10.27	$8.33	$5.63	$10.48				
Number of accumulation units outstanding at end of period	29,577	34,149	22,976	10,527	10,310	20,265				
WANGER SELECT										
(Funds were first received in this option during October 2005)										
Value at beginning of period	$13.34	$16.40	$13.12	$8.00	$15.90	$14.72	$12.45	$11.31		
Value at end of period	$15.60	$13.34	$16.40	$13.12	$8.00	$15.90	$14.72	$12.45		
Number of accumulation units outstanding at end of period	16,897	17,437	25,406	24,693	29,378	41,614	20,523	1,868		
WANGER USA										
(Funds were first received in this option during October 2005)										
Value at beginning of period	$13.70	$14.37	$11.80	$8.40	$14.10	$13.55	$12.72	$11.91		
Value at end of period	$16.23	$13.70	$14.37	$11.80	$8.40	$14.10	$13.55	$12.72		
Number of accumulation units outstanding at end of period	3,057	4,575	4,948	3,978	2,755	4,490	5,887	1,160		

TABLE V
FOR CONTRACTS WITH TOTAL SEPARATE ACCOUNT CHARGES OF 1.50%
INCLUDING A 0.25% ADMINISTRATIVE EXPENSE CHARGE BEGINNING APRIL 7, 1997 (Selected data for accumulation units outstanding throughout each period)

	2012	2011	2010	2009	2008	2007	2006	2005	2004	2003
CALVERT VP SRI BALANCED PORTFOLIO										
(Funds were first received in this option during April 2009)										
Value at beginning of period	$22.87	$22.20	$20.10	$16.16						
Value at end of period	$24.90	$22.87	$22.20	$20.10						
Number of accumulation units outstanding at end of period	0	0	0	6,744						
FIDELITY® VIP CONTRAFUND® PORTFOLIO										
Value at beginning of period	$30.31	$31.57	$27.34	$20.45	$36.11	$31.18	$28.33	$24.59	$21.61	$17.08
Value at end of period	$34.76	$30.31	$31.57	$27.34	$20.45	$36.11	$31.18	$28.33	$24.59	$21.61
Number of accumulation units outstanding at end of period	17,257	16,456	17,633	19,741	20,495	20,937	22,815	24,289	27,014	27,755

	2012	2011	2010	2009	2008	2007	2006	2005	2004	2003
FIDELITY® VIP EQUITY-INCOME PORTFOLIO										
Value at beginning of period	$21.15	$21.26	$18.74	$14.61	$25.87	$25.86	$21.84	$20.94	$19.06	$14.85
Value at end of period	$24.44	$21.15	$21.26	$18.74	$14.61	$25.87	$25.86	$21.84	$20.94	$19.06
Number of accumulation units outstanding at end of period	14,015	13,357	14,294	15,585	15,631	14,946	16,563	12,587	16,493	15,134
FIDELITY® VIP GROWTH PORTFOLIO										
Value at beginning of period	$18.37	$18.61	$15.21	$12.04	$23.13	$18.49	$17.57	$16.86	$16.55	$12.65
Value at end of period	$20.75	$18.37	$18.61	$15.21	$12.04	$23.13	$18.49	$17.57	$16.86	$16.55
Number of accumulation units outstanding at end of period	9,498	9,107	8,108	9,932	10,152	10,324	8,619	10,322	11,460	10,940
FIDELITY® VIP OVERSEAS PORTFOLIO										
Value at beginning of period	$14.66	$17.96	$16.12	$12.93	$23.36	$20.22	$17.38	$14.82	$13.24	$9.37
Value at end of period	$17.43	$14.66	$17.96	$16.12	$12.93	$23.36	$20.22	$17.38	$14.82	$13.24
Number of accumulation units outstanding at end of period	492	492	548	1,419	1,466	1,044	1,542	1,126	1,598	2,046
FRANKLIN SMALL CAP VALUE SECURITIES FUND										
(Funds were first received in this option during July 2004)										
Value at beginning of period	$17.41	$18.36	$14.54	$11.43	$17.32	$18.01	$15.62	$14.58	$12.64	
Value at end of period	$20.30	$17.41	$18.36	$14.54	$11.43	$17.32	$18.01	$15.62	$14.58	
Number of accumulation units outstanding at end of period	3,263	3,210	3,135	3,081	3,126	2,816	2,890	2,646	2,287	
ING AMERICAN CENTURY SMALL-MID CAP VALUE PORTFOLIO										
(Funds were first received in this option during December 2004)										
Value at beginning of period	$16.50	$17.29	$14.39	$10.76	$14.88	$15.55	$13.68	$12.87	$12.86	
Value at end of period	$18.91	$16.50	$17.29	$14.39	$10.76	$14.88	$15.55	$13.68	$12.87	
Number of accumulation units outstanding at end of period	0	0	0	0	647	667	619	566	78	
ING BALANCED PORTFOLIO										
Value at beginning of period	$26.50	$27.26	$24.25	$20.65	$29.15	$28.03	$25.87	$25.19	$23.37	$19.96
Value at end of period	$29.67	$26.50	$27.26	$24.25	$20.65	$29.15	$28.03	$25.87	$25.19	$23.37
Number of accumulation units outstanding at end of period	8,042	7,940	8,529	8,319	9,940	10,980	9,161	11,014	10,164	9,943
ING BARON GROWTH PORTFOLIO										
Value at beginning of period	$17.44	$17.32	$13.90	$10.44	$18.03	$17.25	$15.20	$14.37	$11.40	$8.06
Value at end of period	$20.56	$17.44	$17.32	$13.90	$10.44	$18.03	$17.25	$15.20	$14.37	$11.40
Number of accumulation units outstanding at end of period	3,210	3,341	749	37	37	110	2,534	2,760	1,709	905
ING BLACKROCK HEALTH SCIENCES OPPORTUNITIES PORTFOLIO										
(Funds were first received in this option during April 2012)										
Value at beginning of period	$13.10									
Value at end of period	$14.19									
Number of accumulation units outstanding at end of period	229									
ING BLACKROCK LARGE CAP GROWTH PORTFOLIO										
(Funds were first received in this option during April 2007)										
Value at beginning of period	$8.74	$8.99	$8.03	$6.24	$10.38	$10.66				
Value at end of period	$9.88	$8.74	$8.99	$8.03	$6.24	$10.38				
Number of accumulation units outstanding at end of period	10,732	8,480	5,090	4,784	3,982	4,612				
ING BLACKROCK SCIENCE AND TECHNOLOGY OPPORTUNITIES PORTFOLIO										
Value at beginning of period	$4.46	$5.06	$4.33	$2.88	$4.86	$4.14	$3.92	$3.56	$3.66	$2.55
Value at end of period	$4.75	$4.46	$5.06	$4.33	$2.88	$4.86	$4.14	$3.92	$3.56	$3.66
Number of accumulation units outstanding at end of period	7,279	6,873	6,868	6,179	5,392	4,786	11,217	21,304	24,497	29,034
ING CLARION GLOBAL REAL ESTATE PORTFOLIO										
(Funds were first received in this option during September 2008)										
Value at beginning of period	$9.44	$10.11	$8.82	$6.69	$9.74					
Value at end of period	$11.73	$9.44	$10.11	$8.82	$6.69					
Number of accumulation units outstanding at end of period	2,301	2,303	2,301	8,240	2,303					
ING CLARION REAL ESTATE PORTFOLIO										
(Funds were first received in this option during December 2006)										
Value at beginning of period	$10.97	$10.17	$8.07	$6.03	$9.95	$12.28	$12.36			
Value at end of period	$12.49	$10.97	$10.17	$8.07	$6.03	$9.95	$12.28			
Number of accumulation units outstanding at end of period	531	2,967	8,735	1,907	1,203	542	2,568			

	2012	2011	2010	2009	2008	2007	2006	2005	2004	2003
ING DAVIS NEW YORK VENTURE PORTFOLIO										
Value at beginning of period	$10.47	$11.15	$10.10	$7.79	$13.01	$12.68	$11.31	$11.05	$10.34	$8.91
Value at end of period	$11.58	$10.47	$11.15	$10.10	$7.79	$13.01	$12.68	$11.31	$11.05	$10.34
Number of accumulation units outstanding at end of period	112	113	113	113	110	86	66	2,283	3,164	2,433
ING FMR^{SM} DIVERSIFIED MID CAP PORTFOLIO										
(Funds were first received in this option during January 2006)										
Value at beginning of period	$13.38	$15.25	$12.06	$8.80	$14.68	$13.01	$12.39			
Value at end of period	$15.11	$13.38	$15.25	$12.06	$8.80	$14.68	$13.01			
Number of accumulation units outstanding at end of period	1,381	1,382	7,114	1,178	1,179	1,106	3,957			
ING GLOBAL BOND PORTFOLIO										
(Funds were first received in this option during April 2005)										
Value at beginning of period	$13.28	$13.00	$11.39	$9.51	$11.43	$10.67	$9.99	$9.88		
Value at end of period	$14.12	$13.28	$13.00	$11.39	$9.51	$11.43	$10.67	$9.99		
Number of accumulation units outstanding at end of period	1,232	1,209	429	979	5,828	5,633	3,575	3,653		
ING GLOBAL RESOURCES PORTFOLIO										
(Funds were first received in this option during January 2007)										
Value at beginning of period	$11.33	$12.66	$10.57	$7.80	$13.42	$9.68				
Value at end of period	$10.85	$11.33	$12.66	$10.57	$7.80	$13.42				
Number of accumulation units outstanding at end of period	4,034	4,384	4,373	9,296	9,098	5,846				
ING GROWTH AND INCOME CORE PORTFOLIO										
Value at beginning of period	$25.05	$29.27	$26.67	$18.70	$31.51	$29.83	$25.92	$25.90	$23.30	$18.46
Value at end of period	$26.96	$25.05	$29.27	$26.67	$18.70	$31.51	$29.83	$25.92	$25.90	$23.30
Number of accumulation units outstanding at end of period	2,810	2,937	2,901	3,437	3,271	3,111	3,626	4,283	6,218	6,266
ING GROWTH AND INCOME PORTFOLIO										
Value at beginning of period	$21.88	$22.27	$19.81	$15.44	$25.13	$23.75	$21.11	$19.82	$18.56	$14.94
Value at end of period	$24.96	$21.88	$22.27	$19.81	$15.44	$25.13	$23.75	$21.11	$19.82	$18.56
Number of accumulation units outstanding at end of period	43,320	43,315	43,100	41,967	42,279	48,547	46,438	46,556	48,536	52,583
ING INDEX PLUS LARGECAP PORTFOLIO										
Value at beginning of period	$18.29	$18.58	$16.55	$13.64	$22.05	$21.31	$18.88	$18.19	$16.70	$13.44
Value at end of period	$20.62	$18.29	$18.58	$16.55	$13.64	$22.05	$21.31	$18.88	$18.19	$16.70
Number of accumulation units outstanding at end of period	3,269	4,554	4,798	5,210	8,128	8,849	8,674	15,814	18,218	19,668
ING INDEX PLUS MIDCAP PORTFOLIO										
Value at beginning of period	$21.16	$21.73	$18.09	$13.94	$22.67	$21.82	$20.24	$18.48	$16.09	$12.33
Value at end of period	$24.53	$21.16	$21.73	$18.09	$13.94	$22.67	$21.82	$20.24	$18.48	$16.09
Number of accumulation units outstanding at end of period	3,532	4,039	3,539	4,117	5,733	5,868	8,794	8,898	12,293	14,643
ING INDEX PLUS SMALLCAP PORTFOLIO										
Value at beginning of period	$15.12	$15.46	$12.77	$10.39	$15.87	$17.18	$15.33	$14.45	$12.02	$8.96
Value at end of period	$16.74	$15.12	$15.46	$12.77	$10.39	$15.87	$17.18	$15.33	$14.45	$12.02
Number of accumulation units outstanding at end of period	4,717	4,720	4,258	3,918	5,451	5,898	7,295	7,192	9,103	6,964
ING INTERMEDIATE BOND PORTFOLIO										
Value at beginning of period	$22.94	$21.65	$20.01	$18.20	$20.19	$19.33	$18.86	$18.56	$17.96	$17.16
Value at end of period	$24.72	$22.94	$21.65	$20.01	$18.20	$20.19	$19.33	$18.86	$18.56	$17.96
Number of accumulation units outstanding at end of period	2,742	3,819	4,666	3,658	3,190	4,410	5,556	10,101	8,892	9,061
ING INTERNATIONAL INDEX PORTFOLIO										
(Funds were first received in this option during August 2008)										
Value at beginning of period	$6.84	$7.91	$7.44	$5.91	$8.36					
Value at end of period	$8.00	$6.84	$7.91	$7.44	$5.91					
Number of accumulation units outstanding at end of period	896	896	896	896	896					
ING INTERNATIONAL VALUE PORTFOLIO										
Value at beginning of period	$10.80	$12.89	$12.77	$10.19	$18.07	$16.17	$12.68	$11.76	$10.17	$7.95
Value at end of period	$12.68	$10.80	$12.89	$12.77	$10.19	$18.07	$16.17	$12.68	$11.76	$10.17
Number of accumulation units outstanding at end of period	7,656	10,089	9,560	8,925	11,588	10,564	7,999	7,471	6,238	5,676

Condensed Financial Information (continued)

	2012	2011	2010	2009	2008	2007	2006	2005	2004	2003
ING INVESCO VAN KAMPEN COMSTOCK PORTFOLIO										
(Funds were first received in this option during April 2004)										
Value at beginning of period	$11.83	$12.26	$10.81	$8.54	$13.64	$14.17	$12.42	$12.18	$11.03	
Value at end of period	$13.82	$11.83	$12.26	$10.81	$8.54	$13.64	$14.17	$12.42	$12.18	
Number of accumulation units outstanding at end of period	1,258	1,258	1,259	1,350	2,560	2,212	1,954	1,686	572	
ING INVESCO VAN KAMPEN EQUITY AND INCOME PORTFOLIO										
(Funds were first received in this option during April 2005)										
Value at beginning of period	$11.88	$12.19	$11.01	$9.11	$12.07	$11.84	$10.66	$9.80		
Value at end of period	$13.20	$11.88	$12.19	$11.01	$9.11	$12.07	$11.84	$10.66		
Number of accumulation units outstanding at end of period	1,973	1,973	4,865	5,625	5,717	5,680	6,307	6,949		
ING INVESCO VAN KAMPEN GROWTH AND INCOME PORTFOLIO										
(Funds were first received in this option during November 2005)										
Value at beginning of period	$11.08	$11.50	$10.38	$8.50	$12.73	$12.60	$11.02	$11.05		
Value at end of period	$12.51	$11.08	$11.50	$10.38	$8.50	$12.73	$12.60	$11.02		
Number of accumulation units outstanding at end of period	2,176	3,524	3,605	3,100	2,832	901	661	17		
ING JPMORGAN EMERGING MARKETS EQUITY PORTFOLIO										
(Funds were first received in this option during July 2005)										
Value at beginning of period	$18.90	$23.48	$19.81	$11.72	$24.42	$17.90	$13.38	$10.97		
Value at end of period	$22.18	$18.90	$23.48	$19.81	$11.72	$24.42	$17.90	$13.38		
Number of accumulation units outstanding at end of period	11,750	11,125	11,139	18,351	16,919	17,668	18,582	2,810		
ING JPMORGAN MID CAP VALUE PORTFOLIO										
Value at beginning of period	$17.09	$17.04	$14.07	$11.36	$17.23	$17.09	$14.89	$13.93	$11.73	$11.44
Value at end of period	$20.21	$17.09	$17.04	$14.07	$11.36	$17.23	$17.09	$14.89	$13.93	$11.73
Number of accumulation units outstanding at end of period	2,210	2,527	2,244	3,404	2,338	2,062	5,496	1,757	1,517	178
ING JPMORGAN SMALL CAP CORE EQUITY PORTFOLIO										
(Funds were first received in this option during April 2012)										
Value at beginning of period	$14.14									
Value at end of period	$15.41									
Number of accumulation units outstanding at end of period	216									
ING LARGE CAP GROWTH PORTFOLIO										
(Funds were first received in this option during January 2011)										
Value at beginning of period	$10.27	$10.30								
Value at end of period	$11.94	$10.27								
Number of accumulation units outstanding at end of period	5,821	5,821								
ING LARGE CAP VALUE PORTFOLIO										
(Funds were first received in this option during July 2007)										
Value at beginning of period	$8.31	$8.15	$6.93	$6.25	$9.07	$9.31				
Value at end of period	$9.39	$8.31	$8.15	$6.93	$6.25	$9.07				
Number of accumulation units outstanding at end of period	5,162	8,424	3,841	3,810	3,611	4,539				
ING MARSICO GROWTH PORTFOLIO										
(Funds were first received in this option during January 2009)										
Value at beginning of period	$11.29	$11.66	$9.87	$7.27						
Value at end of period	$12.52	$11.29	$11.66	$9.87						
Number of accumulation units outstanding at end of period	631	2,784	2,487	2,398						
ING MFS TOTAL RETURN PORTFOLIO										
(Funds were first received in this option during May 2004)										
Value at beginning of period	$14.16	$14.15	$13.08	$11.26	$14.72	$14.37	$13.03	$12.85	$11.68	
Value at end of period	$15.51	$14.16	$14.15	$13.08	$11.26	$14.72	$14.37	$13.03	$12.85	
Number of accumulation units outstanding at end of period	0	0	681	681	681	681	681	1,928	1,929	
ING MFS UTILITIES PORTFOLIO										
(Funds were first received in this option during July 2005)										
Value at beginning of period	$17.35	$16.56	$14.78	$11.30	$18.42	$14.68	$11.39	$10.88		
Value at end of period	$19.37	$17.35	$16.56	$14.78	$11.30	$18.42	$14.68	$11.39		
Number of accumulation units outstanding at end of period	3,675	3,663	2,056	1,803	1,862	3,021	2,285	460		

Condensed Financial Information (continued)

	2012	2011	2010	2009	2008	2007	2006	2005	2004	2003
ING MIDCAP OPPORTUNITIES PORTFOLIO										
(Funds were first received in this option during April 2012)										
Value at beginning of period	$17.22									
Value at end of period	$17.67									
Number of accumulation units outstanding at end of period	178									
ING MONEY MARKET PORTFOLIO										
Value at beginning of period	$14.38	$14.59	$14.78	$14.95	$14.78	$14.27	$13.81	$13.61	$13.67	$13.76
Value at end of period	$14.17	$14.38	$14.59	$14.78	$14.95	$14.78	$14.27	$13.81	$13.61	$13.67
Number of accumulation units outstanding at end of period	3,730	7,422	4,751	5,721	9,473	18,675	2,330	1,714	1,715	3,356
ING OPPENHEIMER GLOBAL PORTFOLIO										
(Funds were first received in this option during April 2005)										
Value at beginning of period	$11.87	$13.11	$11.47	$8.34	$14.18	$13.51	$11.62	$10.01		
Value at end of period	$14.23	$11.87	$13.11	$11.47	$8.34	$14.18	$13.51	$11.62		
Number of accumulation units outstanding at end of period	21,942	23,735	19,994	31,255	34,332	41,754	49,930	50,578		
ING PIMCO HIGH YIELD PORTFOLIO										
(Funds were first received in this option during October 2006)										
Value at beginning of period	$14.80	$14.39	$12.78	$8.69	$11.38	$11.23	$10.91			
Value at end of period	$16.62	$14.80	$14.39	$12.78	$8.69	$11.38	$11.23			
Number of accumulation units outstanding at end of period	482	4,018	6,709	6,480	0	0	5,217			
ING PIMCO TOTAL RETURN PORTFOLIO										
Value at beginning of period	$14.71	$14.46	$13.65	$12.30	$12.51	$11.61	$11.33	$11.27	$10.97	$10.70
Value at end of period	$15.64	$14.71	$14.46	$13.65	$12.30	$12.51	$11.61	$11.33	$11.27	$10.97
Number of accumulation units outstanding at end of period	29,046	31,916	31,004	27,362	23,946	20,443	23,071	17,478	25,605	21,337
ING PIONEER FUND PORTFOLIO										
(Funds were first received in this option during October 2006)										
Value at beginning of period	$9.54	$10.12	$8.84	$7.21	$11.18	$10.78	$10.47			
Value at end of period	$10.38	$9.54	$10.12	$8.84	$7.21	$11.18	$10.78			
Number of accumulation units outstanding at end of period	0	0	0	0	0	997	234			
ING PIONEER HIGH YIELD PORTFOLIO										
(Funds were first received in this option during September 2009)										
Value at beginning of period	$14.49	$14.82	$12.64	$11.62						
Value at end of period	$16.59	$14.49	$14.82	$12.64						
Number of accumulation units outstanding at end of period	0	0	0	2,210						
ING PIONEER MID CAP VALUE PORTFOLIO										
(Funds were first received in this option during May 2007)										
Value at beginning of period	$9.82	$10.48	$9.00	$7.28	$11.02	$11.81				
Value at end of period	$10.76	$9.82	$10.48	$9.00	$7.28	$11.02				
Number of accumulation units outstanding at end of period	4,099	11,427	10,429	9,342	8,022	6,802				
ING RUSSELL™ LARGE CAP GROWTH INDEX PORTFOLIO										
(Funds were first received in this option during November 2010)										
Value at beginning of period	$14.28	$13.91	$13.24							
Value at end of period	$16.10	$14.28	$13.91							
Number of accumulation units outstanding at end of period	772	579	579							
ING RUSSELL™ LARGE CAP INDEX PORTFOLIO										
(Funds were first received in this option during February 2009)										
Value at beginning of period	$9.00	$8.91	$8.06	$6.06						
Value at end of period	$10.25	$9.00	$8.91	$8.06						
Number of accumulation units outstanding at end of period	1,250	990	674	349						
ING RUSSELL™ MID CAP GROWTH INDEX PORTFOLIO										
(Funds were first received in this option during August 2009)										
Value at beginning of period	$15.29	$15.87	$12.80	$11.39						
Value at end of period	$17.39	$15.29	$15.87	$12.80						
Number of accumulation units outstanding at end of period	1,633	1,633	1,743	795						

	2012	2011	2010	2009	2008	2007	2006	2005	2004	2003
ING RUSSELL™ SMALL CAP INDEX PORTFOLIO										
(Funds were first received in this option during August 2010)										
Value at beginning of period	$10.20	$10.77	$8.31							
Value at end of period	$11.66	$10.20	$10.77							
Number of accumulation units outstanding at end of period	0	0	167							
ING SMALL COMPANY PORTFOLIO										
Value at beginning of period	$28.49	$29.66	$24.20	$19.26	$28.36	$27.19	$23.63	$21.75	$19.30	$14.25
Value at end of period	$32.14	$28.49	$29.66	$24.20	$19.26	$28.36	$27.19	$23.63	$21.75	$19.30
Number of accumulation units outstanding at end of period	1,598	1,492	1,585	2,082	1,898	2,606	2,728	2,579	4,684	4,087
ING SOLUTION 2015 PORTFOLIO										
(Funds were first received in this option during July 2006)										
Value at beginning of period	$11.16	$11.41	$10.41	$8.64	$11.99	$11.64	$10.58			
Value at end of period	$12.25	$11.16	$11.41	$10.41	$8.64	$11.99	$11.64			
Number of accumulation units outstanding at end of period	24,640	11,587	10,635	18,188	16,174	4,809	1,012			
ING SOLUTION 2025 PORTFOLIO										
(Funds were first received in this option during June 2009)										
Value at beginning of period	$10.75	$11.26	$10.05	$8.52						
Value at end of period	$12.02	$10.75	$11.26	$10.05						
Number of accumulation units outstanding at end of period	11,634	10,774	10,776	802						
ING SOLUTION 2045 PORTFOLIO										
(Funds were first received in this option during February 2009)										
Value at beginning of period	$10.68	$11.43	$10.08	$6.49						
Value at end of period	$12.15	$10.68	$11.43	$10.08						
Number of accumulation units outstanding at end of period	410	319	238	146						
ING STRATEGIC ALLOCATION CONSERVATIVE PORTFOLIO										
Value at beginning of period	$17.97	$17.92	$16.38	$14.11	$18.74	$17.98	$16.84	$16.46	$15.93	
Value at end of period	$19.89	$17.97	$17.92	$16.38	$14.11	$18.74	$17.98	$16.84	$16.46	
Number of accumulation units outstanding at end of period	847	847	847	847	847	847	885	848	848	
ING STRATEGIC ALLOCATION GROWTH PORTFOLIO										
Value at beginning of period	$17.40	$18.19	$16.33	$13.24	$21.02	$20.31	$18.22	$17.41	$15.78	$12.88
Value at end of period	$19.71	$17.40	$18.19	$16.33	$13.24	$21.02	$20.31	$18.22	$17.41	$15.78
Number of accumulation units outstanding at end of period	2,812	2,813	2,815	2,687	2,191	2,740	2,861	2,862	2,865	2,270
ING STRATEGIC ALLOCATION MODERATE PORTFOLIO										
(Funds were first received in this option during April 2010)										
Value at beginning of period	$17.57	$17.94	$16.25	$13.54	$19.77	$19.03	$17.37	$16.84	$16.85	
Value at end of period	$19.66	$17.57	$17.94	$16.25	$13.54	$19.77	$19.03	$17.37	$16.84	
Number of accumulation units outstanding at end of period	0	0	561	0	0	500	500	501	475	
ING T. ROWE PRICE CAPITAL APPRECIATION PORTFOLIO										
(Funds were first received in this option during February 2006)										
Value at beginning of period	$13.53	$13.35	$11.88	$9.05	$12.68	$12.33	$11.28			
Value at end of period	$15.26	$13.53	$13.35	$11.88	$9.05	$12.68	$12.33			
Number of accumulation units outstanding at end of period	22,399	28,523	25,321	23,434	19,592	19,833	11,284			
ING T. ROWE PRICE DIVERSIFIED MID CAP GROWTH PORTFOLIO										
(Funds were first received in this option during April 2006)										
Value at beginning of period	$12.89	$13.59	$10.73	$7.44	$13.29	$11.90	$11.07			
Value at end of period	$14.75	$12.89	$13.59	$10.73	$7.44	$13.29	$11.90			
Number of accumulation units outstanding at end of period	13,463	12,333	12,549	25,488	31,481	31,954	32,009			
ING T. ROWE PRICE EQUITY INCOME PORTFOLIO										
(Funds were first received in this option during September 2004)										
Value at beginning of period	$15.38	$15.76	$13.92	$11.30	$17.84	$17.57	$14.98	$14.63	$13.41	
Value at end of period	$17.76	$15.38	$15.76	$13.92	$11.30	$17.84	$17.57	$14.98	$14.63	
Number of accumulation units outstanding at end of period	232	1,841	1,783	1,718	246	246	246	1,003	779	
ING T. ROWE PRICE GROWTH EQUITY PORTFOLIO										
Value at beginning of period	$22.77	$23.37	$20.30	$14.41	$25.32	$23.39	$20.95	$20.03	$18.48	$14.33
Value at end of period	$26.67	$22.77	$23.37	$20.30	$14.41	$25.32	$23.39	$20.95	$20.03	$18.48
Number of accumulation units outstanding at end of period	5,387	5,629	5,418	5,053	10,533	11,616	10,772	13,075	11,358	9,106

	2012	2011	2010	2009	2008	2007	2006	2005	2004	2003
ING T. ROWE PRICE INTERNATIONAL STOCK PORTFOLIO										
(Funds were first received in this option during April 2006)										
Value at beginning of period	$11.75	$13.61	$12.14	$8.96	$18.01	$15.16	$13.94			
Value at end of period	$13.75	$11.75	$13.61	$12.14	$8.96	$18.01	$15.16			
Number of accumulation units outstanding at end of period	3,127	3,064	2,849	2,848	2,608	4,498	3,704			
ING TEMPLETON FOREIGN EQUITY PORTFOLIO										
(Funds were first received in this option during April 2008)										
Value at beginning of period	$7.59	$8.76	$8.17	$6.27	$10.20					
Value at end of period	$8.89	$7.59	$8.76	$8.17	$6.27					
Number of accumulation units outstanding at end of period	6,832	8,509	9,927	14,551	14,443					
ING U.S. BOND INDEX PORTFOLIO										
(Funds were first received in this option during November 2010)										
Value at beginning of period	$11.71	$11.09	$11.29							
Value at end of period	$11.98	$11.71	$11.09							
Number of accumulation units outstanding at end of period	3,023	3,024	1,359							
ING UBS U.S. LARGE CAP EQUITY PORTFOLIO										
Value at beginning of period	$14.24	$14.83	$13.27	$10.22	$17.23	$17.29	$15.32	$14.22	$12.58	$10.22
Value at end of period	$15.91	$14.24	$14.83	$13.27	$10.22	$17.23	$17.29	$15.32	$14.22	$12.58
Number of accumulation units outstanding at end of period	10,330	9,468	9,183	9,512	8,494	7,454	6,991	6,069	6,637	9,364
INVESCO V.I. CORE EQUITY FUND										
Value at beginning of period	$9.61	$9.76	$9.05	$7.16	$10.40	$9.77	$8.49	$8.19	$7.63	$6.22
Value at end of period	$10.78	$9.61	$9.76	$9.05	$7.16	$10.40	$9.77	$8.49	$8.19	$7.63
Number of accumulation units outstanding at end of period	1,933	1,933	1,934	2,261	1,815	1,182	854	855	854	855
LORD ABBETT SERIES FUND - MID CAP STOCK PORTFOLIO										
Value at beginning of period	$12.66	$13.39	$10.84	$8.69	$14.54	$14.68	$13.28	$12.45	$10.19	$7.54
Value at end of period	$14.29	$12.66	$13.39	$10.84	$8.69	$14.54	$14.68	$13.28	$12.45	$10.19
Number of accumulation units outstanding at end of period	4,535	11,647	10,964	9,384	12,220	11,228	10,963	13,830	2,673	533
OPPENHEIMER MAIN STREET SMALL-MID-CAP FUND®/VA										
(Funds were first received in this option during December 2006)										
Value at beginning of period	$12.51	$12.98	$10.68	$7.90	$12.90	$13.26	$13.35			
Value at end of period	$14.54	$12.51	$12.98	$10.68	$7.90	$12.90	$13.26			
Number of accumulation units outstanding at end of period	2,242	2,209	3,595	3,571	2,137	112	2,659			
PIMCO VIT REAL RETURN PORTFOLIO										
(Funds were first received in this option during February 2008)										
Value at beginning of period	$14.65	$13.31	$12.50	$10.72	$11.97					
Value at end of period	$15.69	$14.65	$13.31	$12.50	$10.72					
Number of accumulation units outstanding at end of period	3,183	3,102	2,916	2,401	6,952					
PIONEER EMERGING MARKETS VCT PORTFOLIO										
(Funds were first received in this option during July 2007)										
Value at beginning of period	$7.76	$10.28	$9.00	$5.23	$12.71	$11.33				
Value at end of period	$8.55	$7.76	$10.28	$9.00	$5.23	$12.71				
Number of accumulation units outstanding at end of period	0	79	151	2,368	59	2,270				
PIONEER HIGH YIELD VCT PORTFOLIO										
(Funds were first received in this option during February 2007)										
Value at beginning of period	$13.47	$13.91	$11.96	$7.57	$11.89	$11.62				
Value at end of period	$15.41	$13.47	$13.91	$11.96	$7.57	$11.89				
Number of accumulation units outstanding at end of period	5,836	5,902	2,840	2,383	2,028	6,180				
WANGER INTERNATIONAL										
(Funds were first received in this option during August 2007)										
Value at beginning of period	$8.56	$10.18	$8.27	$5.61	$10.46	$10.32				
Value at end of period	$10.25	$8.56	$10.18	$8.27	$5.61	$10.46				
Number of accumulation units outstanding at end of period	1,277	1,277	2,301	0	0	564				

Condensed Financial Information (continued)

	2012	2011	2010	2009	2008	2007	2006	2005	2004	2003
WANGER SELECT										
(Funds were first received in this option during October 2006)										
Value at beginning of period	$13.08	$16.13	$12.94	$7.90	$15.75	$14.62	$13.43			
Value at end of period	$15.27	$13.08	$16.13	$12.94	$7.90	$15.75	$14.62			
Number of accumulation units outstanding at end of period	1,197	1,198	1,005	1,005	1,504	3,306	2,757			
WANGER USA										
(Funds were first received in this option during January 2006)										
Value at beginning of period	$13.44	$14.13	$11.63	$8.30	$13.97	$13.46	$13.02			
Value at end of period	$15.88	$13.44	$14.13	$11.63	$8.30	$13.97	$13.46			
Number of accumulation units outstanding at end of period	4,232	4,390	984	5,503	649	412	230			

TABLE VI
FOR CONTRACTS CONTAINING LIMITS ON FEES
(Selected data for accumulation units outstanding throughout each period)

	2012	2011	2010	2009	2008	2007	2006	2005	2004	2003
FIDELITY® VIP CONTRAFUND® PORTFOLIO										
Value at beginning of period	$31.45	$32.67	$28.22	$21.06	$37.09	$31.94	$28.95	$25.07	$21.98	$17.33
Value at end of period	$36.16	$31.45	$32.67	$28.22	$21.06	$37.09	$31.94	$28.95	$25.07	$21.98
Number of accumulation units outstanding at end of period	12,473	10,166	10,435	8,961	12,125	18,196	24,115	27,427	25,162	22,238
FIDELITY® VIP EQUITY-INCOME PORTFOLIO										
Value at beginning of period	$21.94	$22.00	$19.35	$15.05	$26.57	$26.50	$22.33	$21.35	$19.39	$15.06
Value at end of period	$25.42	$21.94	$22.00	$19.35	$15.05	$26.57	$26.50	$22.33	$21.35	$19.39
Number of accumulation units outstanding at end of period	10,382	10,543	10,714	10,879	22,407	24,016	35,909	35,428	34,515	16,683
FIDELITY® VIP GROWTH PORTFOLIO										
Value at beginning of period	$19.06	$19.26	$15.71	$12.40	$23.76	$18.95	$17.96	$17.19	$16.83	$12.83
Value at end of period	$21.59	$19.06	$19.26	$15.71	$12.40	$23.76	$18.95	$17.96	$17.19	$16.83
Number of accumulation units outstanding at end of period	1,057	1,420	1,636	1,847	3,860	4,116	6,352	7,210	13,505	13,739
FIDELITY® VIP OVERSEAS PORTFOLIO										
Value at beginning of period	$15.21	$18.59	$16.64	$13.32	$24.00	$20.71	$17.76	$15.11	$13.46	$12.60
Value at end of period	$18.13	$15.21	$18.59	$16.64	$13.32	$24.00	$20.71	$17.76	$15.11	$13.46
Number of accumulation units outstanding at end of period	0	0	91	36	47	18,290	17,029	23,281	2,467	680
ING BALANCED PORTFOLIO										
Value at beginning of period	$28.52	$29.19	$25.83	$21.88	$30.74	$29.42	$27.01			
Value at end of period	$32.08	$28.52	$29.19	$25.83	$21.88	$30.74	$29.42			
Number of accumulation units outstanding at end of period	74,388	82,851	86,310	94,481	107,148	118,074	135,748			
ING BLACKROCK LARGE CAP GROWTH PORTFOLIO										
(Funds were first received in this option during April 2007)										
Value at beginning of period	$8.85	$9.08	$8.10	$6.28	$10.41	$10.67				
Value at end of period	$10.03	$8.85	$9.08	$8.10	$6.28	$10.41				
Number of accumulation units outstanding at end of period	8,562	8,561	8,561	8,554	12,302	13,169				
ING BLACKROCK SCIENCE AND TECHNOLOGY OPPORTUNITIES PORTFOLIO										
Value at beginning of period	$4.68	$5.29	$4.52	$3.00	$5.04	$4.28	$4.03	$3.65	$3.73	$2.59
Value at end of period	$4.99	$4.68	$5.29	$4.52	$3.00	$5.04	$4.28	$4.03	$3.65	$3.73
Number of accumulation units outstanding at end of period	270	292	404	0	0	0	3,642	3,642	14,402	0
ING GLOBAL BOND PORTFOLIO										
(Funds were first received in this option during April 2005)										
Value at beginning of period	$13.51	$13.20	$11.53	$9.60	$11.51	$10.72	$10.01	$9.89		
Value at end of period	$14.40	$13.51	$13.20	$11.53	$9.60	$11.51	$10.72	$10.01		
Number of accumulation units outstanding at end of period	2,837	2,838	9,958	2,838	32,501	4,627	10,508	11,136		

	2012	2011	2010	2009	2008	2007	2006	2005	2004	2003
ING GLOBAL RESOURCES PORTFOLIO										
(Funds were first received in this option during January 2007)										
Value at beginning of period	$11.48	$12.79	$10.65	$7.84	$13.46	$9.68				
Value at end of period	$11.01	$11.48	$12.79	$10.65	$7.84	$13.46				
Number of accumulation units outstanding at end of period	2,443	2,442	2,443	2,442	2,443	2,442				
ING GROWTH AND INCOME CORE PORTFOLIO										
Value at beginning of period	$25.99	$30.29	$27.54	$19.26	$32.37	$30.57	$26.49	$26.41	$23.69	$18.73
Value at end of period	$28.04	$25.99	$30.29	$27.54	$19.26	$32.37	$30.57	$26.49	$26.41	$23.69
Number of accumulation units outstanding at end of period	3,190	3,190	3,333	3,544	3,715	4,644	3,729	3,729	5,194	5,195
ING GROWTH AND INCOME PORTFOLIO										
Value at beginning of period	$23.54	$23.84	$21.10	$16.36	$26.50	$24.93	$22.04	$20.59	$19.19	$15.37
Value at end of period	$26.99	$23.54	$23.84	$21.10	$16.36	$26.50	$24.93	$22.04	$20.59	$19.19
Number of accumulation units outstanding at end of period	365,896	430,310	486,741	562,385	659,379	793,302	950,496	1,152,266	1,401,295	1,674,699
ING INTERMEDIATE BOND PORTFOLIO										
Value at beginning of period	$24.32	$22.87	$21.05	$19.07	$21.07	$20.10	$19.52	$19.14	$18.45	$17.55
Value at end of period	$26.32	$24.32	$22.87	$21.05	$19.07	$21.07	$20.10	$19.52	$19.14	$18.45
Number of accumulation units outstanding at end of period	57,485	59,247	68,530	80,339	110,037	121,126	145,608	170,190	237,188	248,725
ING INVESCO VAN KAMPEN EQUITY AND INCOME PORTFOLIO										
(Funds were first received in this option during April 2005)										
Value at beginning of period	$12.08	$12.37	$11.15	$9.20	$12.16	$11.89	$10.69	$9.81		
Value at end of period	$13.46	$12.08	$12.37	$11.15	$9.20	$12.16	$11.89	$10.69		
Number of accumulation units outstanding at end of period	3,898	3,906	3,935	3,941	6,325	10,552	18,613	22,007		
ING LARGE CAP GROWTH PORTFOLIO										
(Funds were first received in this option during January 2011)										
Value at beginning of period	$10.30	$10.31								
Value at end of period	$12.01	$10.30								
Number of accumulation units outstanding at end of period	6,835	7,085								
ING MFS TOTAL RETURN PORTFOLIO										
Value at beginning of period	$13.89	$13.85	$12.76	$10.96	$14.29	$13.92	$12.59	$12.39	$11.29	$10.60
Value at end of period	$15.25	$13.89	$13.85	$12.76	$10.96	$14.29	$13.92	$12.59	$12.39	$11.29
Number of accumulation units outstanding at end of period	0	0	0	0	0	948	948	1,079	1,213	1,354
ING MONEY MARKET PORTFOLIO										
Value at beginning of period	$14.92	$15.10	$15.26	$15.40	$15.19	$14.62	$14.12	$13.88	$13.91	$13.95
Value at end of period	$14.74	$14.92	$15.10	$15.26	$15.40	$15.19	$14.62	$14.12	$13.88	$13.91
Number of accumulation units outstanding at end of period	27,262	43,102	55,687	71,098	81,227	142,592	168,142	165,286	182,060	236,795
ING OPPENHEIMER GLOBAL PORTFOLIO										
(Funds were first received in this option during April 2005)										
Value at beginning of period	$12.07	$13.31	$11.61	$8.42	$14.29	$13.57	$11.65	$9.72		
Value at end of period	$14.51	$12.07	$13.31	$11.61	$8.42	$14.29	$13.57	$11.65		
Number of accumulation units outstanding at end of period	16,282	16,286	17,607	17,610	18,704	20,539	28,855	35,013		
ING SMALL COMPANY PORTFOLIO										
(Funds were first received in this option during April 2007)										
Value at beginning of period	$29.56	$30.69	$24.99	$19.83	$29.13	$29.81				
Value at end of period	$33.43	$29.56	$30.69	$24.99	$19.83	$29.13				
Number of accumulation units outstanding at end of period	4,066	4,066	4,067	4,066	4,067	4,067				
ING STRATEGIC ALLOCATION CONSERVATIVE PORTFOLIO										
Value at beginning of period	$19.62	$19.45	$17.67	$15.13	$19.97	$19.05	$17.74	$17.24	$16.10	$14.30
Value at end of period	$21.84	$19.62	$19.45	$17.67	$15.13	$19.97	$19.05	$17.74	$17.24	$16.10
Number of accumulation units outstanding at end of period	0	0	0	0	5,339	5,341	5,340	5,339	23,796	20,520
ING STRATEGIC ALLOCATION GROWTH PORTFOLIO										
Value at beginning of period	$19.00	$19.74	$17.62	$14.20	$22.40	$21.52	$19.19	$18.23	$16.42	$13.33
Value at end of period	$21.65	$19.00	$19.74	$17.62	$14.20	$22.40	$21.52	$19.19	$18.23	$16.42
Number of accumulation units outstanding at end of period	3,998	3,998	3,999	3,999	9,861	10,406	10,405	10,401	11,857	18,356

Condensed Financial Information (continued)

	2012	2011	2010	2009	2008	2007	2006	2005	2004	2003
ING STRATEGIC ALLOCATION MODERATE PORTFOLIO										
Value at beginning of period	$19.18	$19.47	$17.53	$14.52	$21.08	$20.16	$18.30	$17.63	$16.14	$13.63
Value at end of period	$21.59	$19.18	$19.47	$17.53	$14.52	$21.08	$20.16	$18.30	$17.63	$16.14
Number of accumulation units outstanding at end of period	1,287	1,287	1,286	0	2,679	2,679	2,679	2,679	4,239	9,896
ING T. ROWE PRICE DIVERSIFIED MID CAP GROWTH PORTFOLIO										
(Funds were first received in this option during April 2005)										
Value at beginning of period	$13.12	$13.79	$10.87	$7.52	$13.39	$11.95	$11.09	$9.48		
Value at end of period	$15.04	$13.12	$13.79	$10.87	$7.52	$13.39	$11.95	$11.09		
Number of accumulation units outstanding at end of period	12,050	12,047	12,053	15,073	17,418	17,064	20,517	27,390		
ING T. ROWE PRICE GROWTH EQUITY PORTFOLIO										
Value at beginning of period	$23.63	$24.18	$20.95	$14.84	$26.01	$23.96	$21.41	$20.42	$18.80	$14.54
Value at end of period	$27.74	$23.63	$24.18	$20.95	$14.84	$26.01	$23.96	$21.41	$20.42	$18.80
Number of accumulation units outstanding at end of period	14,513	16,022	12,198	12,200	5,446	6,163	7,951	9,403	10,065	9,380
ING TEMPLETON FOREIGN EQUITY PORTFOLIO										
(Funds were first received in this option during April 2008)										
Value at beginning of period	$7.66	$8.82	$8.20	$6.28	$10.20					
Value at end of period	$9.00	$7.66	$8.82	$8.20	$6.28					
Number of accumulation units outstanding at end of period	2,002	2,004	4,565	5,164	8,167					
ING UBS U.S. LARGE CAP EQUITY PORTFOLIO										
Value at beginning of period	$14.77	$15.35	$13.70	$10.53	$17.70	$17.71	$15.66	$14.50	$12.79	$10.37
Value at end of period	$16.55	$14.77	$15.35	$13.70	$10.53	$17.70	$17.71	$15.66	$14.50	$12.79
Number of accumulation units outstanding at end of period	29,235	40,653	46,077	56,771	74,615	84,934	96,025	114,960	136,060	108,922

TABLE VII
FOR CONTRACTS WITH TOTAL SEPARATE ACCOUNT CHARGES OF 0.95%
(Selected data for accumulation units outstanding throughout each period)

	2012	2011	2010	2009	2008	2007	2006	2005	2004	2003
FIDELITY® VIP CONTRAFUND® PORTFOLIO										
Value at beginning of period	$17.94	$18.58	$16.00	$11.90	$20.91	$17.95	$16.22	$14.00	$12.24	$17.33
Value at end of period	$20.69	$17.94	$18.58	$16.00	$11.90	$20.91	$17.95	$16.22	$14.00	$12.24
Number of accumulation units outstanding at end of period	29,731	33,189	42,673	45,165	43,318	47,295	55,171	80,017	37,912	25,359
FIDELITY® VIP EQUITY-INCOME PORTFOLIO										
Value at beginning of period	$14.06	$14.06	$12.33	$9.56	$16.83	$16.73	$14.05	$13.40	$12.13	$8.78
Value at end of period	$16.34	$14.06	$14.06	$12.33	$9.56	$16.83	$16.73	$14.05	$13.40	$12.13
Number of accumulation units outstanding at end of period	14	14	3,490	5,390	8,694	14,069	11,871	11,456	11,244	5,511
FIDELITY® VIP GROWTH PORTFOLIO										
Value at beginning of period	$14.14	$14.25	$11.58	$9.12	$17.42	$13.85	$13.09	$12.49	$12.19	$8.80
Value at end of period	$16.07	$14.14	$14.25	$11.58	$9.12	$17.42	$13.85	$13.09	$12.49	$12.19
Number of accumulation units outstanding at end of period	6,026	5,953	6,610	2,237	2,510	1,881	2,235	3,344	4,116	5,490
FIDELITY® VIP OVERSEAS PORTFOLIO										
Value at beginning of period	$13.93	$16.98	$15.16	$12.09	$21.73	$18.70	$15.98	$13.56	$12.04	$8.09
Value at end of period	$16.67	$13.93	$16.98	$15.16	$12.09	$21.73	$18.70	$15.98	$13.56	$12.04
Number of accumulation units outstanding at end of period	244	2,774	4,733	6,207	6,271	7,686	7,070	6,566	6,279	1,756
FRANKLIN SMALL CAP VALUE SECURITIES FUND										
Value at beginning of period	$18.27	$19.17	$15.09	$11.80	$17.78	$18.39	$15.87	$14.73	$12.02	$8.31
Value at end of period	$21.43	$18.27	$19.17	$15.09	$11.80	$17.78	$18.39	$15.87	$14.73	$12.02
Number of accumulation units outstanding at end of period	3,285	3,592	3,459	1,953	2,664	2,770	4,658	4,270	3,783	1,539
ING AMERICAN CENTURY SMALL-MID CAP VALUE PORTFOLIO										
Value at beginning of period	$19.97	$20.82	$17.22	$12.82	$17.62	$18.32	$16.02	$15.00	$12.48	$9.30
Value at end of period	$23.02	$19.97	$20.82	$17.22	$12.82	$17.62	$18.32	$16.02	$15.00	$12.48
Number of accumulation units outstanding at end of period	3,721	3,995	4,178	3,363	4,900	7,406	6,920	7,446	12,846	13,234

	2012	2011	2010	2009	2008	2007	2006	2005	2004	2003
ING BALANCED PORTFOLIO										
Value at beginning of period	$13.67	$13.99	$12.38	$10.48	$14.71	$14.07	$12.91	$12.51	$11.54	$9.56
Value at end of period	$15.39	$13.67	$13.99	$12.38	$10.48	$14.71	$14.07	$12.91	$12.51	$11.54
Number of accumulation units outstanding at end of period	4,805	4,806	4,804	0	0	82,646	93,249	91,215	12	12
ING BARON GROWTH PORTFOLIO										
Value at beginning of period	$20.46	$20.21	$16.13	$12.04	$20.69	$19.69	$17.25	$16.22	$12.79	$9.68
Value at end of period	$24.25	$20.46	$20.21	$16.13	$12.04	$20.69	$19.69	$17.25	$16.22	$12.79
Number of accumulation units outstanding at end of period	4,268	4,135	3,922	3,609	3,680	5,994	5,517	13,288	11,637	8,762
ING BLACKROCK HEALTH SCIENCES OPPORTUNITIES PORTFOLIO										
(Funds were first received in this option during March 2006)										
Value at beginning of period	$12.59	$12.13	$11.44	$9.62	$13.62	$12.67	$11.82			
Value at end of period	$14.80	$12.59	$12.13	$11.44	$9.62	$13.62	$12.67			
Number of accumulation units outstanding at end of period	316	756	851	681	500	341	206			
ING BLACKROCK LARGE CAP GROWTH PORTFOLIO										
(Funds were first received in this option during April 2007)										
Value at beginning of period	$8.98	$9.18	$8.16	$6.31	$10.43	$10.67				
Value at end of period	$10.20	$8.98	$9.18	$8.16	$6.31	$10.43				
Number of accumulation units outstanding at end of period	889	888	889	888	888	888				
ING BLACKROCK SCIENCE AND TECHNOLOGY OPPORTUNITIES PORTFOLIO										
Value at beginning of period	$15.58	$17.57	$14.96	$9.89	$16.58	$14.07	$13.24	$11.96	$12.23	$8.44
Value at end of period	$16.65	$15.58	$17.57	$14.96	$9.89	$16.58	$14.07	$13.24	$11.96	$12.23
Number of accumulation units outstanding at end of period	274	254	1,427	1,207	865	586	578	311	223	223
ING CLARION REAL ESTATE PORTFOLIO										
(Funds were first received in this option during July 2006)										
Value at beginning of period	$11.32	$10.43	$8.23	$6.12	$10.04	$12.32	$10.58			
Value at end of period	$12.95	$11.32	$10.43	$8.23	$6.12	$10.04	$12.32			
Number of accumulation units outstanding at end of period	7,701	13,691	1,752	7,078	2,862	2,373	1,569			
ING DAVIS NEW YORK VENTURE PORTFOLIO										
Value at beginning of period	$13.54	$14.34	$12.92	$9.91	$16.46	$15.96	$14.15	$13.75	$12.80	$11.20
Value at end of period	$15.06	$13.54	$14.34	$12.92	$9.91	$16.46	$15.96	$14.15	$13.75	$12.80
Number of accumulation units outstanding at end of period	3	3	3	102	32	0	57	219	1,126	1,191
ING FMR^{SM} DIVERSIFIED MID CAP PORTFOLIO										
(Funds were first received in this option during September 2005)										
Value at beginning of period	$13.88	$15.74	$12.38	$8.98	$14.89	$13.13	$11.85	$11.34		
Value at end of period	$15.76	$13.88	$15.74	$12.38	$8.88	$14.89	$13.13	$11.85		
Number of accumulation units outstanding at end of period	11,866	11,653	13,200	8,498	0	2,236	24,440	2,004		
ING GLOBAL BOND PORTFOLIO										
(Funds were first received in this option during April 2005)										
Value at beginning of period	$13.80	$13.43	$11.70	$9.72	$11.61	$10.78	$10.03	$9.91		
Value at end of period	$14.75	$13.80	$13.43	$11.70	$9.72	$11.61	$10.78	$10.03		
Number of accumulation units outstanding at end of period	10,781	15,964	14,792	8,891	9,583	11,365	11,291	15,502		
ING GLOBAL RESOURCES PORTFOLIO										
(Funds were first received in this option during August 2007)										
Value at beginning of period	$11.66	$12.95	$10.75	$7.89	$13.51	$11.53				
Value at end of period	$11.22	$11.66	$12.95	$10.75	$7.89	$13.51				
Number of accumulation units outstanding at end of period	636	907	785	1,960	2,664	894				
ING GROWTH AND INCOME CORE PORTFOLIO										
Value at beginning of period	$13.33	$15.48	$14.03	$9.79	$16.40	$15.44	$13.34	$13.26	$11.86	$8.79
Value at end of period	$14.42	$13.33	$15.48	$14.03	$9.79	$16.40	$15.44	$13.34	$13.26	$11.86
Number of accumulation units outstanding at end of period	5,053	375	376	376	287	287	287	287	287	287
ING GROWTH AND INCOME PORTFOLIO										
Value at beginning of period	$14.02	$14.19	$12.55	$9.73	$15.75	$14.81	$13.09	$12.22	$11.38	$15.16
Value at end of period	$16.08	$14.02	$14.19	$12.55	$9.73	$15.75	$14.81	$13.09	$12.22	$11.38
Number of accumulation units outstanding at end of period	18,036	18,132	28,576	26,993	27,883	34,872	40,044	39,142	49,972	69,060

Condensed Financial Information (continued)

	2012	2011	2010	2009	2008	2007	2006	2005	2004	2003
ING INDEX PLUS LARGECAP PORTFOLIO										
Value at beginning of period	$13.58	$13.72	$12.15	$9.96	$16.01	$15.39	$13.56	$12.99	$11.86	$9.01
Value at end of period	$15.39	$13.58	$13.72	$12.15	$9.96	$16.01	$15.39	$13.56	$12.99	$11.86
Number of accumulation units outstanding at end of period	1,901	829	605	88,619	88,182	87,265	86,929	95,129	1,294	2,725
ING INDEX PLUS MIDCAP PORTFOLIO										
Value at beginning of period	$17.36	$17.73	$14.68	$11.25	$18.20	$17.41	$16.06	$14.59	$12.63	$9.09
Value at end of period	$20.24	$17.36	$17.73	$14.68	$11.25	$18.20	$17.41	$16.06	$14.59	$12.63
Number of accumulation units outstanding at end of period	1,525	1,851	2,312	2,695	3,346	3,204	8,450	7,610	8,759	6,665
ING INDEX PLUS SMALLCAP PORTFOLIO										
Value at beginning of period	$16.64	$16.92	$13.91	$11.25	$17.09	$18.40	$16.32	$15.31	$12.66	$8.72
Value at end of period	$18.52	$16.64	$16.92	$13.91	$11.25	$17.09	$18.40	$16.32	$15.31	$12.66
Number of accumulation units outstanding at end of period	3,438	2,573	2,402	2,761	2,465	2,088	2,858	3,127	2,974	1,290
ING INTERMEDIATE BOND PORTFOLIO										
Value at beginning of period	$14.60	$13.71	$12.60	$11.40	$12.58	$11.97	$11.62	$11.37	$10.94	$10.51
Value at end of period	$15.82	$14.60	$13.71	$12.60	$11.40	$12.58	$11.97	$11.62	$11.37	$10.94
Number of accumulation units outstanding at end of period	4,263	4,115	4,097	4,203	4,166	5,124	4,483	3,884	6,479	4,656
ING INTERNATIONAL INDEX PORTFOLIO										
(Funds were first received in this option during August 2009)										
Value at beginning of period	$6.98	$8.02	$7.51	$6.90						
Value at end of period	$8.21	$6.98	$8.02	$7.51						
Number of accumulation units outstanding at end of period	2,026	1,997	3,273	3,335						
ING INTERNATIONAL VALUE PORTFOLIO										
Value at beginning of period	$12.61	$14.97	$14.75	$11.71	$20.65	$18.38	$14.33	$13.22	$11.37	$8.83
Value at end of period	$14.90	$12.61	$14.97	$14.75	$11.71	$20.65	$18.38	$14.33	$13.22	$11.37
Number of accumulation units outstanding at end of period	440	440	412	385	1,944	2,417	2,267	2,632	4,296	8,319
ING INVESCO VAN KAMPEN COMSTOCK PORTFOLIO										
Value at beginning of period	$14.45	$14.90	$13.06	$10.26	$16.31	$16.85	$14.68	$14.32	$12.38	$10.11
Value at end of period	$16.98	$14.45	$14.90	$13.06	$10.26	$16.31	$16.85	$14.68	$14.32	$12.38
Number of accumulation units outstanding at end of period	4,451	4,237	4,575	4,004	6,878	7,588	8,808	12,292	15,765	7,313
ING INVESCO VAN KAMPEN EQUITY AND INCOME PORTFOLIO										
(Funds were first received in this option during April 2005)										
Value at beginning of period	$12.33	$12.59	$11.32	$9.31	$12.27	$11.96	$10.71	$10.00		
Value at end of period	$13.78	$12.33	$12.59	$11.32	$9.31	$12.27	$11.96	$10.71		
Number of accumulation units outstanding at end of period	13,631	13,541	13,007	13,233	17,039	8,513	8,390	8,585		
ING INVESCO VAN KAMPEN GROWTH AND INCOME PORTFOLIO										
(Funds were first received in this option during January 2006)										
Value at beginning of period	$11.50	$11.87	$10.65			$12.71	$11.37			
Value at end of period	$13.05	$11.50	$11.87			$12.92	$12.71			
Number of accumulation units outstanding at end of period	0	0	0			0	1,680			
ING JPMORGAN EMERGING MARKETS EQUITY PORTFOLIO										
(Funds were first received in this option during August 2005)										
Value at beginning of period	$19.61	$24.22	$20.33	$11.96	$24.78	$18.07	$13.43	$11.51		
Value at end of period	$23.14	$19.61	$24.22	$20.33	$11.96	$24.78	$18.07	$13.43		
Number of accumulation units outstanding at end of period	3,436	4,410	6,960	6,304	2,998	12,640	6,331	3,706		
ING JPMORGAN MID CAP VALUE PORTFOLIO										
Value at beginning of period	$20.29	$20.12	$16.52	$13.27	$20.01	$19.74	$17.10	$15.92	$13.32	$10.67
Value at end of period	$24.13	$20.29	$20.12	$16.52	$13.27	$20.01	$19.74	$17.10	$15.92	$13.32
Number of accumulation units outstanding at end of period	6,383	7,821	7,409	7,048	10,795	14,664	12,186	13,761	16,913	14,795
ING JPMORGAN SMALL CAP CORE EQUITY PORTFOLIO										
(Funds were first received in this option during March 2006)										
Value at beginning of period	$13.67	$15.20	$11.14	$8.83	$12.73	$13.08	$12.54			
Value at end of period	$16.07	$13.67	$13.99	$11.14	$8.83	$12.73	$13.08			
Number of accumulation units outstanding at end of period	0	396	0	0	0	0	2,199			

Condensed Financial Information (continued)

	2012	2011	2010	2009	2008	2007	2006	2005	2004	2003
ING LARGE CAP GROWTH PORTFOLIO										
(Funds were first received in this option during January 2011)										
Value at beginning of period	$10.33	$10.32								
Value at end of period	$12.08	$10.33								
Number of accumulation units outstanding at end of period	4,342	4,236								
ING LARGE CAP VALUE PORTFOLIO										
(Funds were first received in this option during July 2007)										
Value at beginning of period	$8.58	$8.37	$7.07	$6.34	$9.16	$9.38				
Value at end of period	$9.75	$8.58	$8.37	$7.07	$6.34	$9.16				
Number of accumulation units outstanding at end of period	9,709	9,578	6,331	7,818	14,118	13,817				
ING MARSICO GROWTH PORTFOLIO										
(Funds were first received in this option during April 2012)										
Value at beginning of period	$13.58									
Value at end of period	$13.06									
Number of accumulation units outstanding at end of period	92									
ING MFS TOTAL RETURN PORTFOLIO										
(Funds were first received in this option during January 2004)										
Value at beginning of period	$14.26	$14.17	$13.02	$11.15	$14.50	$14.07	$12.69	$12.45	$11.43	
Value at end of period	$15.70	$14.26	$14.17	$13.02	$11.15	$14.50	$14.07	$12.69	$12.45	
Number of accumulation units outstanding at end of period	841	772	674	1,164	1,626	3,097	5,430	21,505	11,810	
ING MFS UTILITIES PORTFOLIO										
(Funds were first received in this option during September 2005)										
Value at beginning of period	$18.00	$17.08	$15.17	$11.53	$18.69	$14.81	$11.43	$11.48		
Value at end of period	$20.20	$18.00	$17.08	$15.17	$11.53	$18.69	$14.81	$11.43		
Number of accumulation units outstanding at end of period	1,530	1,742	7,893	9,651	9,389	13,846	0	11,181		
ING MIDCAP OPPORTUNITIES PORTFOLIO										
(Funds were first received in this option during August 2010)										
Value at beginning of period	$22.17	$22.49	$18.13							
Value at end of period	$25.08	$22.17	$22.49							
Number of accumulation units outstanding at end of period	0	282	5,725							
ING MONEY MARKET PORTFOLIO										
Value at beginning of period	$11.01	$11.11	$11.19	$11.26	$11.07	$10.63	$10.23	$10.12	$10.02	$10.02
Value at end of period	$10.91	$11.01	$11.11	$11.19	$11.26	$11.07	$10.63	$10.23	$10.12	$10.02
Number of accumulation units outstanding at end of period	10,733	1,715	3,390	11,063	19,892	24,749	68,143	9,105	0	3,292
ING OPPENHEIMER GLOBAL PORTFOLIO										
(Funds were first received in this option during April 2005)										
Value at beginning of period	$12.32	$13.54	$11.78	$8.52	$14.41	$13.65	$11.68	$10.02		
Value at end of period	$14.86	$12.32	$13.54	$11.78	$8.52	$14.41	$13.65	$11.68		
Number of accumulation units outstanding at end of period	23,064	23,444	22,363	29,598	27,487	37,111	36,554	38,507		
ING PIMCO HIGH YIELD PORTFOLIO										
(Funds were first received in this option during April 2006)										
Value at beginning of period	$15.35	$14.84	$13.11	$8.86	$11.55	$11.33	$10.70			
Value at end of period	$17.34	$15.35	$14.84	$13.11	$8.86	$11.55	$11.33			
Number of accumulation units outstanding at end of period	3,418	448	1,528	1,457	0	3,954	819			
ING PIMCO TOTAL RETURN PORTFOLIO										
Value at beginning of period	$15.17	$14.83	$13.92	$12.48	$12.62	$11.65	$11.31	$11.18	$10.82	$10.72
Value at end of period	$16.21	$15.17	$14.83	$13.92	$12.48	$12.62	$11.65	$11.31	$11.18	$10.82
Number of accumulation units outstanding at end of period	13,990	10,648	7,849	36,315	25,977	11,918	12,143	12,229	12,683	20,489
ING PIONEER HIGH YIELD PORTFOLIO										
(Funds were first received in this option during February 2007)										
Value at beginning of period	$14.95	$15.20	$12.89	$7.79	$11.14	$10.79				
Value at end of period	$17.21	$14.95	$15.20	$12.89	$7.79	$11.14				
Number of accumulation units outstanding at end of period	1,827	2,428	2,107	2,070	1,429	2,656				

	2012	2011	2010	2009	2008	2007	2006	2005	2004	2003
ING PIONEER MID CAP VALUE PORTFOLIO										
(Funds were first received in this option during May 2007)										
Value at beginning of period	$10.14	$10.75	$9.18	$7.39	$11.12	$11.96				
Value at end of period	$11.17	$10.14	$10.75	$9.18	$7.39	$11.12				
Number of accumulation units outstanding at end of period	9,483	9,029	8,070	7,168	7,490	4,921				
ING RUSSELL™ LARGE CAP GROWTH INDEX PORTFOLIO										
(Funds were first received in this option during May 2012)										
Value at beginning of period	$15.49									
Value at end of period	$16.43									
Number of accumulation units outstanding at end of period	13									
ING RUSSELL™ SMALL CAP INDEX PORTFOLIO										
(Funds were first received in this option during April 2010)										
Value at beginning of period	$10.40	$10.93	$9.99							
Value at end of period	$11.96	$10.40	$10.93							
Number of accumulation units outstanding at end of period	18	33	39							
ING SMALLCAP OPPORTUNITIES PORTFOLIO										
Value at beginning of period	$18.52	$18.54	$14.14	$10.89	$16.79	$15.40	$13.81	$12.78	$11.71	$10.99
Value at end of period	$21.13	$18.52	$18.54	$14.14	$10.89	$16.79	$15.40	$13.81	$12.78	$11.71
Number of accumulation units outstanding at end of period	465	1,083	436	275	20,180	234	1,419	234	234	234
ING SMALL COMPANY PORTFOLIO										
Value at beginning of period	$19.19	$19.87	$16.13	$12.76	$18.69	$17.82	$15.40	$14.10	$12.44	$8.49
Value at end of period	$21.77	$19.19	$19.87	$16.13	$12.76	$18.69	$17.82	$15.40	$14.10	$12.44
Number of accumulation units outstanding at end of period	2	415	415	415	416	416	416	416	955	1,096
ING SOLUTION 2025 PORTFOLIO										
(Funds were first received in this option during June 2008)										
Value at beginning of period	$11.16	$11.62	$10.31	$8.28	$11.75					
Value at end of period	$12.53	$11.16	$11.62	$10.31	$8.28					
Number of accumulation units outstanding at end of period	3,124	2,556	2,154	1,307	439					
ING SOLUTION 2045 PORTFOLIO										
(Funds were first received in this option during March 2006)										
Value at beginning of period	$11.08	$11.79	$10.34	$8.04	$13.49	$12.88	$11.69			
Value at end of period	$12.67	$11.08	$11.79	$10.34	$8.04	$13.49	$12.88			
Number of accumulation units outstanding at end of period	0	405	405	405	405	405	140			
ING STRATEGIC ALLOCATION GROWTH PORTFOLIO										
(Funds were first received in this option during April 2008)										
Value at beginning of period	$13.38	$13.92	$12.43	$10.02	$14.42					
Value at end of period	$15.25	$13.38	$13.92	$12.43	$10.02					
Number of accumulation units outstanding at end of period	4,515	4,518	4,516	4,516	4,516					
ING STRATEGIC ALLOCATION MODERATE PORTFOLIO										
(Funds were first received in this option during November 2005)										
Value at beginning of period	$13.53	$13.74	$12.38	$10.26	$14.90	$14.26	$12.95	$12.72		
Value at end of period	$15.23	$13.53	$13.74	$12.38	$10.26	$14.90	$14.26	$12.95		
Number of accumulation units outstanding at end of period	0	0	0	4,349	3,933	3,581	3,282	2,925		
ING T. ROWE PRICE CAPITAL APPRECIATION PORTFOLIO										
(Funds were first received in this option during September 2005)										
Value at beginning of period	$14.03	$13.77	$12.19	$9.24	$12.86	$12.44	$10.95	$10.80		
Value at end of period	$15.91	$14.03	$13.77	$12.19	$9.24	$12.86	$12.44	$10.95		
Number of accumulation units outstanding at end of period	31,310	46,866	53,651	51,656	35,283	33,570	31,535	86		
ING T. ROWE PRICE DIVERSIFIED MID CAP GROWTH PORTFOLIO										
(Funds were first received in this option during April 2005)										
Value at beginning of period	$13.39	$14.04	$11.03	$7.60	$13.50	$12.02	$11.12	$9.93		
Value at end of period	$15.40	$13.39	$14.04	$11.03	$7.60	$13.50	$12.02	$11.12		
Number of accumulation units outstanding at end of period	5,107	6,368	6,324	1,879	1,316	1,834	4,473	5,717		

	2012	2011	2010	2009	2008	2007	2006	2005	2004	2003
ING T. ROWE PRICE EQUITY INCOME PORTFOLIO										
(Funds were first received in this option during December 2004)										
Value at beginning of period	$15.17	$15.45	$13.57	$10.96	$17.21	$16.86	$14.29	$13.88	$13.49	
Value at end of period	$17.61	$15.17	$15.45	$13.57	$10.96	$17.21	$16.86	$14.29	$13.88	
Number of accumulation units outstanding at end of period	7,407	15,273	16,002	10,489	10,490	12,336	12,308	3,655	1,867	
ING T. ROWE PRICE GROWTH EQUITY PORTFOLIO										
Value at beginning of period	$16.33	$16.66	$14.39	$10.16	$17.75	$16.31	$14.53	$13.82	$12.68	$9.30
Value at end of period	$19.23	$16.33	$16.66	$14.39	$10.16	$17.75	$16.31	$14.53	$13.82	$12.68
Number of accumulation units outstanding at end of period	2,541	2,416	3,072	8,923	8,699	34,631	7,393	7,203	4,347	3,154
ING T. ROWE PRICE INTERNATIONAL STOCK PORTFOLIO										
(Funds were first received in this option during December 2005)										
Value at beginning of period	$12.19	$14.04	$12.46	$9.14	$18.27	$15.30	$12.46	$12.28		
Value at end of period	$14.34	$12.19	$14.04	$12.46	$9.14	$18.27	$15.30	$12.46		
Number of accumulation units outstanding at end of period	358	358	329	297	1,286	938	120	10,241		
ING TEMPLETON FOREIGN EQUITY PORTFOLIO										
(Funds were first received in this option during April 2008)										
Value at beginning of period	$7.75	$8.89	$8.24	$6.30	$10.20					
Value at end of period	$9.13	$7.75	$8.89	$8.24	$6.30					
Number of accumulation units outstanding at end of period	1,888	1,362	1,269	2,427	2,857					
ING U.S. BOND INDEX PORTFOLIO										
(Funds were first received in this option during February 2009)										
Value at beginning of period	$11.95	$11.25	$10.70	$10.09						
Value at end of period	$12.29	$11.95	$11.25	$10.70						
Number of accumulation units outstanding at end of period	1,482	1,507	1,872	1,305						
ING UBS U.S. LARGE CAP EQUITY PORTFOLIO										
(Funds were first received in this option during March 2007)										
Value at beginning of period	$13.81	$14.31	$12.73	$9.76	$16.35	$16.25				
Value at end of period	$15.52	$13.81	$14.31	$12.73	$9.76	$16.35				
Number of accumulation units outstanding at end of period	244	244	244	244	244	585				
INVESCO V.I. CORE EQUITY FUND										
(Funds were first received in this option during May 2007)										
Value at beginning of period	$15.62	$15.78	$14.54	$11.44	$16.53	$16.71				
Value at end of period	$17.62	$15.62	$15.78	$14.54	$11.44	$16.53				
Number of accumulation units outstanding at end of period	3,155	3,155	3,123	4,356	2,838	218				
LORD ABBETT SERIES FUND - MID CAP STOCK PORTFOLIO										
Value at beginning of period	$15.83	$16.65	$13.40	$10.69	$17.79	$17.86	$16.06	$14.98	$12.20	$9.87
Value at end of period	$17.97	$15.83	$16.65	$13.40	$10.69	$17.79	$17.86	$16.06	$14.98	$12.20
Number of accumulation units outstanding at end of period	2,309	2,310	2,471	2,428	2,703	3,760	3,512	3,370	5,485	2,838
OPPENHEIMER MAIN STREET SMALL-MID-CAP FUND®/VA										
(Funds were first received in this option during March 2006)										
Value at beginning of period	$12.98	$13.40	$10.96	$8.06	$13.09	$13.38	$12.59			
Value at end of period	$15.17	$12.98	$13.40	$10.96	$8.06	$13.09	$13.38			
Number of accumulation units outstanding at end of period	5,730	5,565	5,390	5,013	815	671	2,461			
PIMCO VIT REAL RETURN PORTFOLIO										
(Funds were first received in this option during July 2008)										
Value at beginning of period	$15.28	$13.81	$12.90	$11.00	$12.52					
Value at end of period	$16.46	$15.28	$13.81	$12.90	$11.00					
Number of accumulation units outstanding at end of period	1,855	1,609	422	110	33					
PIONEER EMERGING MARKETS VCT PORTFOLIO										
(Funds were first received in this option during August 2007)										
Value at beginning of period	$7.96	$10.49	$9.13	$5.28	$12.76	$10.74				
Value at end of period	$8.82	$7.96	$10.49	$9.13	$5.28	$12.76				
Number of accumulation units outstanding at end of period	6,238	6,520	5,940	7,532	3,285	952				

	2012	2011	2010	2009	2008	2007	2006	2005	2004	2003
WANGER INTERNATIONAL										
(Funds were first received in this option during July 2007)										
Value at beginning of period	$8.78	$10.39	$8.39	$5.66	$10.50	$10.07				
Value at end of period	$10.58	$8.78	$10.39	$8.39	$5.66	$10.50				
Number of accumulation units outstanding at end of period	1,664	1,750	7,590	6,780	7,910	6,449				
WANGER SELECT										
(Funds were first received in this option during March 2006)										
Value at beginning of period	$13.65	$16.74	$13.35	$8.11	$16.07	$14.83	$12.96			
Value at end of period	$16.01	$13.65	$16.74	$13.35	$8.11	$16.07	$14.83			
Number of accumulation units outstanding at end of period	1,429	1,296	1,136	952	703	589	412			
WANGER USA										
(Funds were first received in this option during April 2010)										
Value at beginning of period	$14.01	$14.66	$12.91							
Value at end of period	$16.66	$14.01	$14.66							
Number of accumulation units outstanding at end of period	330	260	159							

FOR MASTER APPLICATIONS ONLY

I hereby acknowledge receipt of Variable Annuity Account B Group Deferred Variable Prospectus dated May 1, 2013, for Employer-Sponsored Deferred Compensation Plans.

___Please send a Variable Annuity Account B Statement of Additional Information (Form No. SAI.75996-13) dated May 1, 2013.

CONTRACT HOLDER'S SIGNATURE

DATE

PRO.75996-13

PART B
INFORMATION REQUIRED IN A STATEMENT OF ADDITIONAL INFORMATION


VARIABLE ANNUITY ACCOUNT B
OF
ING LIFE INSURANCE AND ANNUITY COMPANY


STATEMENT OF ADDITIONAL INFORMATION
DATED MAY 1, 2013

Group Variable Annuity Contracts for Employer-Sponsored Deferred Compensation Plans

This Statement of Additional Information is not a prospectus and should be read in conjunction with the current prospectus for Variable Annuity Account B (the "Separate Account") dated May 1, 2013.

A free prospectus is available upon request from the local ING Life Insurance and Annuity Company office or by writing to or calling:

ING
USFS Customer Service
Defined Contribution Administration,
P.O. Box 990063
Windsor, CT 06199-0063
1-800-262-3862

Read the prospectus before you invest. Terms used in this Statement of Additional Information shall have the same meaning as in the prospectus.

TABLE OF CONTENTS

Page

GENERAL INFORMATION AND HISTORY

ING Life Insurance and Annuity Company (the "Company," "we," "us," and "our") issues the contracts described in this prospectus and is responsible for providing each contract's insurance and annuity benefits. All guarantees and benefits provided under the contract that are not related to the separate account are subject to the claims paying ability of the Company and our general account. We are a direct, wholly owned subsidiary of Lion Connecticut Holdings Inc.

We are a stock life insurance company organized under the insurance laws of the State of Connecticut in 1976 and an indirect wholly owned subsidiary of ING Groep N.V. ("ING"), a global financial institution active in the fields of insurance, banking and asset management. Through a merger our operations include the business of Aetna Variable Annuity Insurance Company (formerly known as Participating Annuity Life Insurance Company, an Arkansas life insurance company organized in 1954). Prior to January 1, 2002, the Company was known as Aetna Life Insurance and Annuity Company.

Pursuant to an agreement with the European Commission ("EC"), ING has announced its intention to divest itself of ING U.S., Inc. and its subsidiaries, including the Company ("ING U.S."), which constitutes ING's U.S.-based retirement, investment management and insurance operations. Under the agreement with the EC, ING is required to divest itself of at least 25% of ING U.S. by the end of 2013, more than 50% by the end of 2014 and 100% by the end of 2016. While all options for effecting the separation from ING remain open, ING has announced that the base case for this separation includes an initial public offering ("IPO") of ING U.S., and in connection with the proposed IPO of its common stock ING U.S. filed a registration statement on Form S-1 with the SEC in November 2012, which was amended in January, March and April 2013. While the base case for the separation is an IPO, all options remain open and it is possible that ING's divestment of ING U.S. may take place by means of a sale to a single buyer or group of buyers.

The Company serves as the depositor for the separate account.

Other than the mortality and expense risk charge and administrative expense charge, described in the prospectus, all expenses incurred in the operations of the separate account are borne by the Company. However, the Company does receive compensation for certain administrative or distribution costs from the funds or affiliates of the funds used as funding options under the contract. (See "Fees" in the prospectus.)

The assets of the separate account are held by the Company. The separate account has no custodian. However, the funds in whose shares the assets of the separate account are invested each have custodians, as discussed in their respective prospectuses.

From this point forward, the term "contract(s)" refers only to those offered through the prospectus.

VARIABLE ANNUITY ACCOUNT B

Variable Annuity Account B is a separate account established by the Company for the purpose of funding variable annuity contracts issued by the Company. The separate account is registered with the Securities and Exchange Commission ("SEC") as a unit investment trust under the Investment Company Act of 1940, as amended. Payments to accounts under the contract may be allocated to one or more of the subaccounts. Each subaccount invests in the shares of only one of the funds offered under the contract. We may make additions to, deletions from or substitutions of available investment options as permitted by law and subject to the conditions of the contract. The availability of the funds is subject to applicable regulatory authorization. Not all funds are available in all jurisdictions, under all contracts, or under all plans.

A complete description of each of the funds, including their investment objectives, policies, risks and fees and expenses, are contained in the prospectuses and statements of additional information for each of the funds.

OFFERING AND PURCHASE OF CONTRACTS

The Company's subsidiary, ING Financial Advisers, LLC serves as the principal underwriter for contracts. ING Financial Advisers, LLC, a Delaware limited liability company, is registered as a broker-dealer with the SEC. ING Financial Advisers, LLC is also a member of the Financial Industry Regulatory Authority and the Securities Investor Protection Corporation. ING Financial Advisers, LLC's principal office is located at One Orange Way, Windsor, Connecticut 06095-4774. The contracts are distributed through life insurance agents licensed to sell variable annuities who are registered representatives of ING Financial Advisers, LLC or of other registered broker-dealers who have entered into sales arrangements with ING Financial Advisers, LLC. The offering of the contracts is continuous. A description of the manner in which contracts are purchased may be found in the prospectus under the sections entitled "CONTRACT PURCHASE AND PARTICIPATION," "CONTRACT OWNERSHIP AND RIGHTS" and "YOUR ACCOUNT VALUE."

Compensation paid to the principal underwriter, ING Financial Advisers, LLC, for the years ending December 31, 2012, 2011 and 2010 amounted to $1,900,527.26, $1.807,861.34 and $1,947,487.78, respectively. These amounts reflect compensation paid to ING Financial Advisers, LLC attributable to regulatory and operating expenses associated with the distribution of all registered variable annuity products issued by Variable Annuity Account B of the Company.

INCOME PHASE PAYMENTS

When you begin receiving payments under the contract during the income phase (see "THE INCOME PHASE" in the prospectus), the value of your account is determined using accumulation unit values as of the tenth valuation before the first income phase payment is due. Such value (less any applicable premium tax charge) is applied to provide payments to you in accordance with the income phase payment option and investment options elected.

The annuity option tables found in the contract show, for each option, the amount of the first payment for each $1,000 of value applied. When you select variable income payments, your account value purchases annuity units ("Annuity Units") of the separate account subaccounts corresponding to the funds you select. The number of Annuity Units purchased is based on your account value and the value of each Annuity Unit on the day the Annuity Units are purchased. Thereafter, variable payments fluctuate as the Annuity Unit value(s) fluctuates with the investment experience of the selected investment option(s). The first and subsequent payments also vary depending on the assumed net investment rate selected (3.5% or 5% per annum). Selection of a 5% rate causes a higher first payment, but payments will increase thereafter only to the extent that the net investment rate increases by more than 5% on an annual basis. Payments would decline if the rate failed to increase by 5%. Use of the 3.5% assumed rate causes a lower first income phase payment, but subsequent income phase payments would increase more rapidly or decline more slowly as changes occur in the net investment rate.

When the income phase begins, the annuitant is credited with a fixed number of annuity units (which does not change thereafter) in each of the designated investment options. This number is calculated by dividing (a) by (b), where (a) is the amount of the first payment based upon a particular investment option, and (b) is the then current annuity unit value for that investment option. As noted, annuity unit values fluctuate from one valuation to the next (see "Your Account Value" in the prospectus); such fluctuations reflect changes in the net investment factor for the appropriate subaccount(s) (with a ten day valuation lag which gives the Company time to process payments) and a mathematical adjustment which offsets the assumed net investment rate of 3.5% or 5% per annum.

The operation of all these factors can be illustrated by the following hypothetical example. These procedures will be performed separately for the investment options selected during the income phase.

Example:

Assume that, at the date payments are to begin, there are 3,000 accumulation units credited under a particular contract or account and that the value of an accumulation unit for the tenth valuation prior to retirement was $13.650000. This produces a total value of $40,950.

Assume also that no premium tax charge is payable and that the annuity option table in the contract provides, for the payment option elected, a first monthly variable payment of $6.68 per $1,000 of value applied; the annuitant's first monthly payment would thus be 40.950 multiplied by $6.68, or $273.55.

Assume then that the value of an annuity unit upon the valuation on which the first payment was due was $13.400000. When this value is divided into the first monthly payment, the number of annuity units is determined to be 20.414. The value of this number of annuity units will be paid in each subsequent month.

Suppose there were 30 days between the initial and second payment valuation dates. If the net investment factor with respect to the appropriate subaccount is 1.0032737 as of the tenth valuation preceding the due date of the second monthly income phase payment, multiplying this factor by .9971779* = .9999058^30 (to take into account 30 days of the assumed net investment rate of 3.5% per annum built into the number of annuity units determined above) produces a result of 1.000442. This is then multiplied by the annuity unit value for the prior valuation ($13.400000 from above) to produce an annuity unit value of $13.405928 for the valuation occurring when the second income phase payment is due.

The second monthly income phase payment is then determined by multiplying the number of annuity units by the current annuity unit value, or 20.414 times $13.405928, which produces a payment of $273.67.

*If an assumed net investment rate of 5% is elected, the appropriate factor to take into account such assumed rate would be .9959968 = .9998663^30.

SALES MATERIAL AND ADVERTISING

We may include hypothetical illustrations in our sales literature that explain the mathematical principles of dollar cost averaging, compounded interest, tax deferred accumulation and the mechanics of variable annuity contracts. We may also discuss the difference between variable annuity contracts and other types of savings or investment products such as, personal savings accounts and certificates of deposit.

We may distribute sales literature that compares the percentage change in accumulation unit values for any of the subaccounts to established market indices such as the Standard & Poor's 500 Stock Index and the Dow Jones Industrial Average or to the percentage change in values of other management investment companies that have investment objectives similar to the subaccount being compared.

We may publish in advertisements and reports the ratings and other information assigned to us by one or more independent rating organizations such as A.M. Best Company, Duff & Phelps, Standard & Poor's Corporation and Moody's Investors Service, Inc. The purpose of the ratings is to reflect our financial strength and/or claims-paying ability. We may also quote ranking services such as Morningstar's Variable Annuity/Life Performance Report and Lipper's Variable Insurance Products Performance Analysis Service ("VIPPAS"), which rank variable annuity or life subaccounts or their underlying funds by performance and/or investment objective. We may categorize funds in terms of the asset classes they represent and use such categories in marketing material for the contracts. We may illustrate in advertisements the performance of the underlying funds, if accompanied by performance which also shows the performance of such funds reduced by applicable charges under the separate account. We may also show in advertisements the portfolio holdings of the underlying funds, updated at various intervals. From time to time, we will quote articles from newspapers and magazines or other publications or reports such as *The Wall Street Journal*, *Money* magazine, *USA Today* and *The VARDS Report*.

We may provide in advertising, sales literature, periodic publications or other materials information on various topics of interest to current and prospective contract holders or participants. These topics may include the relationship between sectors of the economy and the economy as a whole and its effect on various securities markets, investment strategies and techniques (such as value investing, market timing, dollar cost averaging, asset allocation, constant ratio transfer and account rebalancing), the advantages and disadvantages of investing in tax-deferred and taxable investments, customer profiles and hypothetical purchase and investment scenarios, financial management and tax and retirement planning and investment alternatives to certificates of deposit and other financial instruments, including comparisons between the contracts and the characteristics of and market for such financial instruments.

EXPERTS

The statements of assets and liabilities of Variable Annuity Account B as of December 31, 2012, and the related statements of operations and changes in net assets for the periods disclosed in the financial statements, and the consolidated financial statements of the Company as of December 31, 2012 and 2011, and for each of the three years in the period ended December 31, 2012, included in the Statement of Additional Information, have been audited by Ernst & Young LLP, independent registered public accounting firm, as set forth in their reports thereon appearing elsewhere herein, and are included in reliance upon such reports given on the authority of such firm as experts in accounting and auditing.

The primary business address of Ernst & Young LLP is Suite 1000, 55 Ivan Allen Jr. Boulevard, Atlanta, GA 30308.

FINANCIAL STATEMENTS
Variable Annuity Account B of
ING Life Insurance and Annuity Company
Year Ended December 31, 2012
with Report of Independent Registered Public Accounting Firm

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VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Financial Statements
Year Ended December 31, 2012

Contents

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Report of Independent Registered Public Accounting Firm

The Board of Directors and Participants
ING Life Insurance and Annuity Company

We have audited the accompanying financial statements of Variable Annuity Account B of ING Life Insurance and Annuity Company (the "Account"), which comprise the statements of assets and liabilities of each of the investment divisions disclosed in Note 1 as of December 31, 2012, and the related statements of operations for the year or period then ended, and the statements of changes in net assets for the years or periods ended December 31, 2012 and 2011. These financial statements are the responsibility of the Account's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Account's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Account's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our procedures included confirmation of securities owned as of December 31, 2012, by correspondence with the transfer agents or fund companies. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of each of the investment divisions disclosed in Note 1 constituting Variable Annuity Account B of ING Life Insurance and Annuity Company at December 31, 2012, the results of their operations for the year or period then ended, and the changes in their net assets for the years or periods ended December 31, 2012 and 2011, in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young LLP

Atlanta, Georgia
April 9, 2013

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December, 31 2012
(Dollars in thousands)

	Invesco V.I. Core Equity Fund - Series I Shares	American Funds Insurance Series® Growth-Income Fund - Class 2	American Funds Insurance Series® International Fund - Class 2	Calvert VP SRI Balanced Portfolio	Federated Capital Appreciation Fund II - Primary Shares
Assets					
Investments in mutual funds					
at fair value	$ 1,426	$ 6	$ 9	$ 871	$ 4,688
Total assets	1,426	6	9	871	4,688
Net assets	$ 1,426	$ 6	$ 9	$ 871	$ 4,688
Net assets					
Accumulation units	$ 1,218	$ 6	$ 9	$ 871	$ 4,628
Contracts in payout (annuitization)	208	-	-	-	60
Total net assets	$ 1,426	$ 6	$ 9	$ 871	$ 4,688
Total number of mutual fund shares	47,304	145	488	456,405	750,059
Cost of mutual fund shares	$ 1,133	$ 6	$ 8	$ 694	$ 4,444

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December, 31 2012
(Dollars in thousands)

	Federated Fund for U.S. Government Securities II	Federated High Income Bond Fund II - Primary Shares	Federated Kaufmann Fund II - Primary Shares	Federated Managed Volatility Fund II	Federated Prime Money Fund II
Assets					
Investments in mutual funds					
at fair value	$ 933	$ 4,002	$ 1,565	$ 2,788	$ 1,113
Total assets	933	4,002	1,565	2,788	1,113
Net assets	$ 933	$ 4,002	$ 1,565	$ 2,788	$ 1,113
Net assets					
Accumulation units	$ 933	$ 3,962	$ 1,565	$ 2,758	$ 1,103
Contracts in payout (annuitization)	-	40	-	30	10
Total net assets	$ 933	$ 4,002	$ 1,565	$ 2,788	$ 1,113
Total number of mutual fund shares	80,788	558,121	103,896	291,669	1,113,050
Cost of mutual fund shares	$ 904	$ 3,625	$ 1,367	$ 2,504	$ 1,113

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December, 31 2012
(Dollars in thousands)

	Fidelity® VIP Equity-Income Portfolio - Initial Class	Fidelity® VIP Growth Portfolio - Initial Class	Fidelity® VIP High Income Portfolio - Initial Class	Fidelity® VIP Overseas Portfolio - Initial Class	Fidelity® VIP Contrafund® Portfolio - Initial Class
Assets					
Investments in mutual funds					
at fair value	$ 51,415	$ 9,570	$ 238	$ 3,599	$ 103,676
Total assets	51,415	9,570	238	3,599	103,676
Net assets	$ 51,415	$ 9,570	$ 238	$ 3,599	$ 103,676
Net assets					
Accumulation units	$ 51,415	$ 9,570	$ -	$ 3,599	$ 103,676
Contracts in payout (annuitization)	-	-	238	-	-
Total net assets	$ 51,415	$ 9,570	$ 238	$ 3,599	$ 103,676
Total number of mutual fund shares	2,578,478	227,581	40,991	223,702	3,921,192
Cost of mutual fund shares	$ 58,126	$ 8,450	$ 215	$ 3,348	$ 103,031

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December, 31 2012
(Dollars in thousands)

	Fidelity® VIP Index 500 Portfolio - Initial Class	Fidelity® VIP Investment Grade Bond Portfolio - Initial Class	Franklin Small Cap Value Securities Fund - Class 2	ING Balanced Portfolio - Class I	ING Intermediate Bond Portfolio - Class I
Assets					
Investments in mutual funds					
at fair value	$ 18,967	$ 708	$ 2,681	$ 67,751	$ 114,638
Total assets	18,967	708	2,681	67,751	114,638
Net assets	$ 18,967	$ 708	$ 2,681	$ 67,751	$ 114,638
Net assets					
Accumulation units	$ 18,967	$ 708	$ 2,681	$ 47,242	$ 103,609
Contracts in payout (annuitization)	-	-	-	20,509	11,029
Total net assets	$ 18,967	$ 708	$ 2,681	$ 67,751	$ 114,638
Total number of mutual fund shares	130,881	54,174	147,045	5,521,696	8,845,493
Cost of mutual fund shares	$ 17,007	$ 679	$ 2,241	$ 68,675	$ 107,316

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December, 31 2012
(Dollars in thousands)

	ING American Funds Asset Allocation Portfolio	ING American Funds International Portfolio	ING American Funds World Allocation Portfolio - Service Class	ING BlackRock Health Sciences Opportunities Portfolio - Service Class	ING BlackRock Inflation Protected Bond Portfolio - Institutional Class
Assets					
Investments in mutual funds					
at fair value	$ 1,070	$ 7,848	$ 139	$ 389	$ 365
Total assets	1,070	7,848	139	389	365
Net assets	$ 1,070	$ 7,848	$ 139	$ 389	$ 365
Net assets					
Accumulation units	$ 1,070	$ 6,444	$ 139	$ 389	$ 365
Contracts in payout (annuitization)	-	1,404	-	-	-
Total net assets	$ 1,070	$ 7,848	$ 139	$ 389	$ 365
Total number of mutual fund shares	97,817	483,530	12,765	29,175	33,206
Cost of mutual fund shares	$ 1,033	$ 6,791	$ 142	$ 349	$ 352

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December, 31 2012
(Dollars in thousands)

	ING BlackRock Inflation Protected Bond Portfolio - Service Class	ING BlackRock Large Cap Growth Portfolio - Institutional Class	ING Clarion Global Real Estate Portfolio - Institutional Class	ING Clarion Global Real Estate Portfolio - Service Class	ING Clarion Real Estate Portfolio - Service Class
Assets					
Investments in mutual funds					
at fair value	$ 5,523	$ 20,913	$ 1,906	$ 1,133	$ 3,041
Total assets	5,523	20,913	1,906	1,133	3,041
Net assets	$ 5,523	$ 20,913	$ 1,906	$ 1,133	$ 3,041
Net assets					
Accumulation units	$ 5,523	$ 19,215	$ 1,906	$ 1,133	$ 3,041
Contracts in payout (annuitization)	-	1,698	-	-	-
Total net assets	$ 5,523	$ 20,913	$ 1,906	$ 1,133	$ 3,041
Total number of mutual fund shares	504,423	1,908,142	170,605	101,989	112,034
Cost of mutual fund shares	$ 5,515	$ 20,890	$ 1,635	$ 903	$ 2,555

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December, 31 2012
(Dollars in thousands)

	ING FMR[SM] Diversified Mid Cap Portfolio - Institutional Class	ING FMR[SM] Diversified Mid Cap Portfolio - Service Class	ING Franklin Income Portfolio - Service Class	ING Franklin Mutual Shares Portfolio - Service Class	ING Franklin Templeton Founding Strategy Portfolio - Service Class
Assets					
Investments in mutual funds					
at fair value	$ 12,661	$ 1,551	$ 4,905	$ 1,317	$ 284
Total assets	12,661	1,551	4,905	1,317	284
Net assets	$ 12,661	$ 1,551	$ 4,905	$ 1,317	$ 284
Net assets					
Accumulation units	$ 10,980	$ 1,551	$ 4,905	$ 1,317	$ 284
Contracts in payout (annuitization)	1,681	-	-	-	-
Total net assets	$ 12,661	$ 1,551	$ 4,905	$ 1,317	$ 284
Total number of mutual fund shares	818,419	100,827	475,734	152,775	31,555
Cost of mutual fund shares	$ 10,706	$ 1,436	$ 4,476	$ 1,057	$ 284

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December, 31 2012
(Dollars in thousands)

	ING Global Resources Portfolio - Service Class	ING Invesco Van Kampen Growth and Income Portfolio - Service Class	ING JPMorgan Emerging Markets Equity Portfolio - Institutional Class	ING JPMorgan Emerging Markets Equity Portfolio - Service Class	ING JPMorgan Small Cap Core Equity Portfolio - Institutional Class
Assets					
Investments in mutual funds					
at fair value	$ 5,085	$ 729	$ 5,881	$ 7,616	$ 2,220
Total assets	5,085	729	5,881	7,616	2,220
Net assets	$ 5,085	$ 729	$ 5,881	$ 7,616	$ 2,220
Net assets					
Accumulation units	$ 5,085	$ 729	$ 5,881	$ 7,616	$ 2,220
Contracts in payout (annuitization)	-	-	-	-	-
Total net assets	$ 5,085	$ 729	$ 5,881	$ 7,616	$ 2,220
Total number of mutual fund shares	271,640	30,912	280,998	365,781	143,847
Cost of mutual fund shares	$ 5,347	$ 569	$ 5,742	$ 7,647	$ 1,853

The accompanying notes are an integral part of these financial statements.

Statements of Assets and Liabilities
December, 31 2012
(Dollars in thousands)

	ING JPMorgan Small Cap Core Equity Portfolio - Service Class	ING Large Cap Growth Portfolio - Institutional Class	ING Large Cap Value Portfolio - Institutional Class	ING Large Cap Value Portfolio - Service Class	ING Marsico Growth Portfolio - Service Class
Assets					
Investments in mutual funds					
at fair value	$ 207	$ 37,320	$ 5,325	$ 978	$ 930
Total assets	207	37,320	5,325	978	930
Net assets	$ 207	$ 37,320	$ 5,325	$ 978	$ 930
Net assets					
Accumulation units	$ 207	$ 33,593	$ 5,325	$ 978	$ 930
Contracts in payout (annuitization)	-	3,727	-	-	-
Total net assets	$ 207	$ 37,320	$ 5,325	$ 978	$ 930
Total number of mutual fund shares	13,490	2,521,637	576,909	106,950	49,412
Cost of mutual fund shares	$ 189	$ 34,486	$ 4,635	$ 908	$ 840

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December, 31 2012
(Dollars in thousands)

	ING MFS Total Return Portfolio - Institutional Class	ING MFS Total Return Portfolio - Service Class	ING MFS Utilities Portfolio - Service Class	ING PIMCO High Yield Portfolio - Service Class	ING PIMCO Total Return Bond Portfolio - Service Class
Assets					
Investments in mutual funds					
at fair value	$ 30,011	$ 970	$ 2,323	$ 4,999	$ 4,363
Total assets	30,011	970	2,323	4,999	4,363
Net assets	$ 30,011	$ 970	$ 2,323	$ 4,999	$ 4,363
Net assets					
Accumulation units	$ 30,011	$ 970	$ 2,323	$ 4,999	$ 4,363
Contracts in payout (annuitization)	-	-	-	-	-
Total net assets	$ 30,011	$ 970	$ 2,323	$ 4,999	$ 4,363
Total number of mutual fund shares	1,862,874	60,198	154,849	470,226	357,347
Cost of mutual fund shares	$ 29,016	$ 827	$ 2,043	$ 4,776	$ 4,228

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December, 31 2012
(Dollars in thousands)

	ING Pioneer Fund Portfolio - Institutional Class	ING Pioneer Mid Cap Value Portfolio - Institutional Class	ING Pioneer Mid Cap Value Portfolio - Service Class	ING Retirement Conservative Portfolio - Adviser Class	ING Retirement Growth Portfolio - Adviser Class
Assets					
Investments in mutual funds					
at fair value	$ 7,594	$ 1,956	$ 561	$ 1,983	$ 4,536
Total assets	7,594	1,956	561	1,983	4,536
Net assets	$ 7,594	$ 1,956	$ 561	$ 1,983	$ 4,536
Net assets					
Accumulation units	$ 6,009	$ 1,956	$ 561	$ 1,983	$ 4,536
Contracts in payout (annuitization)	1,585	-	-	-	-
Total net assets	$ 7,594	$ 1,956	$ 561	$ 1,983	$ 4,536
Total number of mutual fund shares	664,932	173,107	49,567	209,221	401,749
Cost of mutual fund shares	$ 6,947	$ 1,659	$ 518	$ 1,952	$ 3,856

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December, 31 2012
(Dollars in thousands)

	ING Retirement Moderate Growth Portfolio - Adviser Class		ING Retirement Moderate Portfolio - Adviser Class		ING T. Rowe Price Capital Appreciation Portfolio - Service Class		ING T. Rowe Price Equity Income Portfolio - Service Class		ING T. Rowe Price International Stock Portfolio - Service Class
Assets										
Investments in mutual funds										
at fair value	$	4,529	$	5,002	$	15,801	$	5,210	$	3,179
Total assets		4,529		5,002		15,801		5,210		3,179
Net assets	$	4,529	$	5,002	$	15,801	$	5,210	$	3,179
Net assets										
Accumulation units	$	4,529	$	5,002	$	15,801	$	5,210	$	3,179
Contracts in payout (annuitization)		-		-		-		-		-
Total net assets	$	4,529	$	5,002	$	15,801	$	5,210	$	3,179
Total number of mutual fund shares		394,146		431,937		630,545		396,187		271,741
Cost of mutual fund shares	$	3,882	$	4,393	$	13,390	$	4,476	$	3,001

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December, 31 2012
(Dollars in thousands)

	ING Templeton Global Growth Portfolio - Service Class	ING U.S. Stock Index Portfolio - Service Class	ING Money Market Portfolio - Class I	ING Money Market Portfolio - Class S	ING American Century Small-Mid Cap Value Portfolio - Service Class
Assets					
Investments in mutual funds					
at fair value	$ 349	$ 70	$ 68,966	$ 74	$ 1,878
Total assets	349	70	68,966	74	1,878
Net assets	$ 349	$ 70	$ 68,966	$ 74	$ 1,878
Net assets					
Accumulation units	$ 349	$ 70	$ 63,476	$ 74	$ 1,878
Contracts in payout (annuitization)	-	-	5,490	-	-
Total net assets	$ 349	$ 70	$ 68,966	$ 74	$ 1,878
Total number of mutual fund shares	27,882	6,076	68,966,201	74,489	156,132
Cost of mutual fund shares	$ 311	$ 63	$ 68,966	$ 74	$ 1,663

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December, 31 2012
(Dollars in thousands)

	ING Baron Growth Portfolio - Service Class	ING Columbia Small Cap Value II Portfolio - Service Class	ING Davis New York Venture Portfolio - Service Class	ING Global Bond Portfolio - Initial Class	ING Global Bond Portfolio - Service Class
Assets					
Investments in mutual funds					
at fair value	$ 4,561	$ 419	$ 2,062	$ 34,048	$ 137
Total assets	4,561	419	2,062	34,048	137
Net assets	$ 4,561	$ 419	$ 2,062	$ 34,048	$ 137
Net assets					
Accumulation units	$ 4,561	$ 419	$ 2,062	$ 31,178	$ -
Contracts in payout (annuitization)	-	-	-	2,870	137
Total net assets	$ 4,561	$ 419	$ 2,062	$ 34,048	$ 137
Total number of mutual fund shares	196,783	36,561	109,964	2,971,003	11,972
Cost of mutual fund shares	$ 3,449	$ 379	$ 1,594	$ 32,762	$ 140

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December, 31 2012
(Dollars in thousands)

	ING Growth and Income Core Portfolio - Initial Class	ING Invesco Van Kampen Comstock Portfolio - Service Class	ING Invesco Van Kampen Equity and Income Portfolio - Initial Class	ING JPMorgan Mid Cap Value Portfolio - Service Class	ING Oppenheimer Global Portfolio - Initial Class
Assets					
Investments in mutual funds					
at fair value	$ 11,450	$ 862	$ 47,507	$ 2,176	$ 77,309
Total assets	11,450	862	47,507	2,176	77,309
Net assets	$ 11,450	$ 862	$ 47,507	$ 2,176	$ 77,309
Net assets					
Accumulation units	$ 9,605	$ 862	$ 47,507	$ 2,176	$ 74,547
Contracts in payout (annuitization)	1,845	-	-	-	2,762
Total net assets	$ 11,450	$ 862	$ 47,507	$ 2,176	$ 77,309
Total number of mutual fund shares	382,036	74,934	1,304,055	130,292	5,133,423
Cost of mutual fund shares	$ 11,534	$ 646	$ 44,818	$ 1,670	$ 68,454

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December, 31 2012
(Dollars in thousands)

	ING PIMCO Total Return Portfolio - Service Class	ING Pioneer High Yield Portfolio - Initial Class	ING Solution 2015 Portfolio - Service Class	ING Solution 2025 Portfolio - Service Class	ING Solution 2035 Portfolio - Service Class
Assets					
Investments in mutual funds					
at fair value	$ 13,448	$ 17,097	$ 2,108	$ 2,664	$ 4,430
Total assets	13,448	17,097	2,108	2,664	4,430
Net assets	$ 13,448	$ 17,097	$ 2,108	$ 2,664	$ 4,430
Net assets					
Accumulation units	$ 13,448	$ 14,995	$ 2,108	$ 2,664	$ 4,430
Contracts in payout (annuitization)	-	2,102	-	-	-
Total net assets	$ 13,448	$ 17,097	$ 2,108	$ 2,664	$ 4,430
Total number of mutual fund shares	1,103,239	1,473,882	185,868	229,269	370,411
Cost of mutual fund shares	$ 13,030	$ 14,590	$ 1,997	$ 2,309	$ 3,955

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December, 31 2012
(Dollars in thousands)

	ING Solution 2045 Portfolio - Service Class	ING Solution Income Portfolio - Service Class	ING T. Rowe Price Diversified Mid Cap Growth Portfolio - Initial Class	ING T. Rowe Price Growth Equity Portfolio - Initial Class	ING Templeton Foreign Equity Portfolio - Initial Class
Assets					
Investments in mutual funds					
at fair value	$ 1,784	$ 1,197	$ 41,061	$ 29,888	$ 17,443
Total assets	1,784	1,197	41,061	29,888	17,443
Net assets	$ 1,784	$ 1,197	$ 41,061	$ 29,888	$ 17,443
Net assets					
Accumulation units	$ 1,784	$ 1,197	$ 41,061	$ 25,666	$ 16,339
Contracts in payout (annuitization)	-	-	-	4,222	1,104
Total net assets	$ 1,784	$ 1,197	$ 41,061	$ 29,888	$ 17,443
Total number of mutual fund shares	147,436	108,529	4,687,333	467,002	1,564,377
Cost of mutual fund shares	$ 1,642	$ 1,148	$ 37,828	$ 24,299	$ 16,527

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December, 31 2012
(Dollars in thousands)

	ING UBS U.S. Large Cap Equity Portfolio - Initial Class	ING Strategic Allocation Conservative Portfolio - Class I	ING Strategic Allocation Growth Portfolio - Class I	ING Strategic Allocation Moderate Portfolio - Class I	ING Growth and Income Portfolio - Class A
Assets					
Investments in mutual funds					
at fair value	$ 12,210	$ 6,993	$ 7,948	$ 9,615	$ 1,591
Total assets	12,210	6,993	7,948	9,615	1,591
Net assets	$ 12,210	$ 6,993	$ 7,948	$ 9,615	$ 1,591
Net assets					
Accumulation units	$ 12,210	$ 5,092	$ 6,752	$ 7,320	$ -
Contracts in payout (annuitization)	-	1,901	1,196	2,295	1,591
Total net assets	$ 12,210	$ 6,993	$ 7,948	$ 9,615	$ 1,591
Total number of mutual fund shares	1,245,881	627,771	723,215	870,142	65,485
Cost of mutual fund shares	$ 11,260	$ 6,130	$ 6,854	$ 9,280	$ 1,482

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December, 31 2012
(Dollars in thousands)

	ING Growth and Income Portfolio - Class I	ING GET U.S. Core Portfolio - Series 11	ING GET U.S. Core Portfolio - Series 12	ING GET U.S. Core Portfolio - Series 13	ING GET U.S. Core Portfolio - Series 14
Assets					
Investments in mutual funds					
at fair value	$ 198,559	$ 3,254	$ 7,902	$ 8,765	$ 6,018
Total assets	198,559	3,254	7,902	8,765	6,018
Net assets	$ 198,559	$ 3,254	$ 7,902	$ 8,765	$ 6,018
Net assets					
Accumulation units	$ 147,848	$ 3,254	$ 7,902	$ 8,765	$ 6,018
Contracts in payout (annuitization)	50,711	-	-	-	-
Total net assets	$ 198,559	$ 3,254	$ 7,902	$ 8,765	$ 6,018
Total number of mutual fund shares	8,091,220	422,113	1,031,657	918,742	607,248
Cost of mutual fund shares	$ 159,177	$ 3,562	$ 8,315	$ 9,082	$ 6,114

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December, 31 2012
(Dollars in thousands)

	ING BlackRock Science and Technology Opportunities Portfolio - Class I	ING Euro STOXX 50® Index Portfolio - Class I	ING Index Plus LargeCap Portfolio - Class I	ING Index Plus MidCap Portfolio - Class I	ING Index Plus SmallCap Portfolio - Class I
Assets					
Investments in mutual funds					
at fair value	$ 4,911	$ 40	$ 62,530	$ 9,658	$ 3,348
Total assets	4,911	40	62,530	9,658	3,348
Net assets	$ 4,911	$ 40	$ 62,530	$ 9,658	$ 3,348
Net assets					
Accumulation units	$ 4,911	$ 40	$ 46,830	$ 9,658	$ 3,348
Contracts in payout (annuitization)	-	-	15,700	-	-
Total net assets	$ 4,911	$ 40	$ 62,530	$ 9,658	$ 3,348
Total number of mutual fund shares	906,030	4,009	4,068,310	543,800	216,310
Cost of mutual fund shares	$ 5,160	$ 37	$ 58,781	$ 8,861	$ 2,867

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December, 31 2012
(Dollars in thousands)

	ING International Index Portfolio - Class I	ING International Index Portfolio - Class S	ING Russell™ Large Cap Growth Index Portfolio - Class I	ING Russell™ Large Cap Index Portfolio - Class I	ING Russell™ Large Cap Value Index Portfolio - Class I
Assets					
Investments in mutual funds					
at fair value	$ 7,856	$ 16	$ 25,455	$ 14,334	$ 7,317
Total assets	7,856	16	25,455	14,334	7,317
Net assets	$ 7,856	$ 16	$ 25,455	$ 14,334	$ 7,317
Net assets					
Accumulation units	$ 7,149	$ 16	$ 25,238	$ 11,736	$ 7,317
Contracts in payout (annuitization)	707	-	217	2,598	-
Total net assets	$ 7,856	$ 16	$ 25,455	$ 14,334	$ 7,317
Total number of mutual fund shares	928,605	1,934	1,516,990	1,298,389	512,762
Cost of mutual fund shares	$ 7,198	$ 15	$ 17,210	$ 11,496	$ 5,788

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December, 31 2012
(Dollars in thousands)

	ING Russell™ Large Cap Value Index Portfolio - Class S	ING Russell™ Mid Cap Growth Index Portfolio - Class S	ING Russell™ Mid Cap Index Portfolio - Class I	ING Russell™ Small Cap Index Portfolio - Class I	ING Small Company Portfolio - Class I
Assets					
Investments in mutual funds					
at fair value	$ 1,276	$ 795	$ 667	$ 831	$ 25,858
Total assets	1,276	795	667	831	25,858
Net assets	$ 1,276	$ 795	$ 667	$ 831	$ 25,858
Net assets					
Accumulation units	$ 1,276	$ 795	$ 667	$ 831	$ 22,007
Contracts in payout (annuitization)	-	-	-	-	3,851
Total net assets	$ 1,276	$ 795	$ 667	$ 831	$ 25,858
Total number of mutual fund shares	89,704	43,412	53,539	64,608	1,317,262
Cost of mutual fund shares	$ 1,010	$ 767	$ 625	$ 804	$ 22,256

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December, 31 2012
(Dollars in thousands)

	ING U.S. Bond Index Portfolio - Class I	ING International Value Portfolio - Class I	ING MidCap Opportunities Portfolio - Class I	ING MidCap Opportunities Portfolio - Class S	ING SmallCap Opportunities Portfolio - Class I
Assets					
Investments in mutual funds					
at fair value	$ 1,220	$ 1,399	$ 1,899	$ 3,372	$ 898
Total assets	1,220	1,399	1,899	3,372	898
Net assets	$ 1,220	$ 1,399	$ 1,899	$ 3,372	$ 898
Net assets					
Accumulation units	$ 1,220	$ 1,399	$ 1,899	$ 3,372	$ 898
Contracts in payout (annuitization)	-	-	-	-	-
Total net assets	$ 1,220	$ 1,399	$ 1,899	$ 3,372	$ 898
Total number of mutual fund shares	111,171	171,082	147,434	268,261	40,246
Cost of mutual fund shares	$ 1,223	$ 1,297	$ 1,779	$ 2,758	$ 882

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December, 31 2012
(Dollars in thousands)

	ING SmallCap Opportunities Portfolio - Class S	Janus Aspen Series Balanced Portfolio - Institutional Shares	Janus Aspen Series Enterprise Portfolio - Institutional Shares	Lord Abbett Series Fund - Mid-Cap Stock Portfolio - Class VC	Oppenheimer Global Securities Fund/VA
Assets					
Investments in mutual funds					
at fair value	$ 2,297	$ 7	$ -	$ 1,878	$ 19
Total assets	2,297	7	-	1,878	19
Net assets	$ 2,297	$ 7	$ -	$ 1,878	$ 19
Net assets					
Accumulation units	$ 2,297	$ 7	$ -	$ 1,878	$ -
Contracts in payout (annuitization)	-	-	-	-	-
Total net assets	$ 2,297	$ 7	$ -	$ 1,878	$ 19
Total number of mutual fund shares	106,156	244	1	104,070	570
Cost of mutual fund shares	$ 2,017	$ 6	$ -	$ 1,501	$ 15

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Assets and Liabilities
December, 31 2012
(Dollars in thousands)

	Oppenheimer Main Street Fund®/VA	Oppenheimer Main Street Small- & Mid- Cap Fund®/VA	Oppenheimer Small- & Mid- Cap Growth Fund/VA	PIMCO Real Return Portfolio - Administrative Class	Pioneer Emerging Markets VCT Portfolio - Class I
Assets					
Investments in mutual funds					
at fair value	$ 288	$ 765	$ 145	$ 9,299	$ 1,525
Total assets	288	765	145	9,299	1,525
Net assets	$ 288	$ 765	$ 145	$ 9,299	$ 1,525
Net assets					
Accumulation units	$ -	$ 765	$ -	$ 9,299	$ 1,525
Contracts in payout (annuitization)	288	-	145	-	-
Total net assets	$ 288	$ 765	$ 145	$ 9,299	$ 1,525
Total number of mutual fund shares	12,029	37,996	2,640	652,591	58,749
Cost of mutual fund shares	$ 264	$ 599	$ 132	$ 8,950	$ 1,637

The accompanying notes are an integral part of these financial statements.

Statements of Assets and Liabilities
December, 31 2012
(Dollars in thousands)

	Pioneer High Yield VCT Portfolio - Class I		Invesco Van Kampen American Franchise Fund - Class I Shares		Wanger International		Wanger Select		Wanger USA	
Assets										
Investments in mutual funds										
at fair value	$	556	$	693	$	1,742	$	2,636	$	880
Total assets		556		693		1,742		2,636		880
Net assets	$	556	$	693	$	1,742	$	2,636	$	880
Net assets										
Accumulation units	$	556	$	650	$	1,742	$	2,636	$	880
Contracts in payout (annuitization)		-		43		-		-		-
Total net assets	$	556	$	693	$	1,742	$	2,636	$	880
Total number of mutual fund shares		53,139		19,099		55,845		95,712		26,016
Cost of mutual fund shares	$	540	$	710	$	1,841	$	2,297	$	864

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2012
(Dollars in thousands)

	Invesco V.I. Capital Appreciation Fund - Series I Shares	Invesco V.I. Core Equity Fund - Series I Shares	American Funds Insurance Series® Growth-Income Fund - Class 2	American Funds Insurance Series® International Fund - Class 2	Calvert VP SRI Balanced Portfolio
Net investment income (loss)					
Income:					
Dividends	$ -	$ 14	$ -	$ -	$ 11
Total investment income	-	14	-	-	11
Expenses:					
Mortality, expense risk					
and other charges	2	15	-	-	11
Total expenses	2	15	-	-	11
Net investment income (loss)	(2)	(1)	-	-	-
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	38	3	-	-	-
Capital gains distributions	-	-	-	-	-
Total realized gain (loss) on investments					
and capital gains distributions	38	3	-	-	-
Net unrealized appreciation					
(depreciation) of investments	53	173	-	1	99
Net realized and unrealized gain (loss)					
on investments	91	176	-	1	99
Net increase (decrease) in net assets					
resulting from operations	$ 89	$ 175	$ -	$ 1	$ 99

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2012
(Dollars in thousands)

	Federated Capital Appreciation Fund II - Primary Shares	Federated Fund for U.S. Government Securities II	Federated High Income Bond Fund II - Primary Shares	Federated Kaufmann Fund II - Primary Shares	Federated Managed Volatility Fund II
Net investment income (loss)					
Income:					
Dividends	$ 28	$ 41	$ 295	$ -	$ 91
Total investment income	28	41	295	-	91
Expenses:					
Mortality, expense risk and other charges	71	14	55	23	42
Total expenses	71	14	55	23	42
Net investment income (loss)	(43)	27	240	(23)	49
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	49	10	(32)	30	79
Capital gains distributions	287	-	-	-	182
Total realized gain (loss) on investments and capital gains distributions	336	10	(32)	30	261
Net unrealized appreciation (depreciation) of investments	136	(21)	272	233	34
Net realized and unrealized gain (loss) on investments	472	(11)	240	263	295
Net increase (decrease) in net assets resulting from operations	$ 429	$ 16	$ 480	$ 240	$ 344

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2012
(Dollars in thousands)

	Federated Prime Money Fund II	Fidelity® VIP Equity-Income Portfolio - Initial Class	Fidelity® VIP Growth Portfolio - Initial Class	Fidelity® VIP High Income Portfolio - Initial Class	Fidelity® VIP Overseas Portfolio - Initial Class
Net investment income (loss)					
Income:					
Dividends	$ -	$ 1,566	$ 58	$ 13	$ 67
Total investment income	-	1,566	58	13	67
Expenses:					
Mortality, expense risk					
and other charges	18	641	88	3	31
Total expenses	18	641	88	3	31
Net investment income (loss)	(18)	925	(30)	10	36
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	-	(2,159)	336	8	(260)
Capital gains distributions	-	3,309	-	-	12
Total realized gain (loss) on investments					
and capital gains distributions	-	1,150	336	8	(248)
Net unrealized appreciation					
(depreciation) of investments	-	5,791	953	9	850
Net realized and unrealized gain (loss)					
on investments	-	6,941	1,289	17	602
Net increase (decrease) in net assets					
resulting from operations	$ (18)	$ 7,866	$ 1,259	$ 27	$ 638

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2012
(Dollars in thousands)

	Fidelity® VIP Contrafund® Portfolio - Initial Class	Fidelity® VIP Index 500 Portfolio - Initial Class	Fidelity® VIP Investment Grade Bond Portfolio - Initial Class	Franklin Small Cap Value Securities Fund - Class 2	ING Balanced Portfolio - Class I
Net investment income (loss)					
Income:					
Dividends	$ 1,394	$ 394	$ 17	$ 21	$ 2,131
Total investment income	1,394	394	17	21	2,131
Expenses:					
Mortality, expense risk and other charges	1,221	274	10	24	819
Total expenses	1,221	274	10	24	819
Net investment income (loss)	173	120	7	(3)	1,312
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	(4,345)	575	-	310	(1,085)
Capital gains distributions	-	252	19	-	-
Total realized gain (loss) on investments and capital gains distributions	(4,345)	827	19	310	(1,085)
Net unrealized appreciation (depreciation) of investments	19,320	1,665	6	94	7,825
Net realized and unrealized gain (loss) on investments	14,975	2,492	25	404	6,740
Net increase (decrease) in net assets resulting from operations	$ 15,148	$ 2,612	$ 32	$ 401	$ 8,052

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2012
(Dollars in thousands)

	ING Intermediate Bond Portfolio - Class I	ING American Funds Asset Allocation Portfolio	ING American Funds Growth Portfolio	ING American Funds International Portfolio	ING American Funds World Allocation Portfolio - Service Class
Net investment income (loss)					
Income:					
Dividends	$ 5,094	$ 6	$ 7	$ 109	$ 2
Total investment income	5,094	6	7	109	2
Expenses:					
Mortality, expense risk					
and other charges	1,279	6	68	102	2
Total expenses	1,279	6	68	102	2
Net investment income (loss)	3,815	-	(61)	7	-
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	64	5	705	(627)	8
Capital gains distributions	-	1	189	-	9
Total realized gain (loss) on investments					
and capital gains distributions	64	6	894	(627)	17
Net unrealized appreciation					
(depreciation) of investments	4,523	41	(103)	1,905	(4)
Net realized and unrealized gain (loss)					
on investments	4,587	47	791	1,278	13
Net increase (decrease) in net assets					
resulting from operations	$ 8,402	$ 47	$ 730	$ 1,285	$ 13

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2012
(Dollars in thousands)

	ING Artio Foreign Portfolio - Service Class	ING BlackRock Health Sciences Opportunities Portfolio - Service Class	ING BlackRock Inflation Protected Bond Portfolio - Institutional Class	ING BlackRock Inflation Protected Bond Portfolio - Service Class	ING BlackRock Large Cap Growth Portfolio - Institutional Class
Net investment income (loss)					
Income:					
Dividends	$ 38	$ 2	$ 3	$ 27	$ 159
Total investment income	38	2	3	27	159
Expenses:					
Mortality, expense risk					
and other charges	15	3	3	53	265
Total expenses	15	3	3	53	265
Net investment income (loss)	23	(1)	-	(26)	(106)
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	(239)	12	2	39	(631)
Capital gains distributions	-	5	18	233	-
Total realized gain (loss) on investments					
and capital gains distributions	(239)	17	20	272	(631)
Net unrealized appreciation					
(depreciation) of investments	296	44	-	(39)	3,514
Net realized and unrealized gain (loss)					
on investments	57	61	20	233	2,883
Net increase (decrease) in net assets					
resulting from operations	$ 80	$ 60	$ 20	$ 207	$ 2,777

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2012
(Dollars in thousands)

	ING Clarion Global Real Estate Portfolio - Institutional Class	ING Clarion Global Real Estate Portfolio - Service Class	ING Clarion Real Estate Portfolio - Service Class	ING FMR[SM] Diversified Mid Cap Portfolio - Institutional Class	ING FMR[SM] Diversified Mid Cap Portfolio - Service Class
Net investment income (loss)					
Income:					
Dividends	$ 13	$ 6	$ 27	$ 110	$ 10
Total investment income	13	6	27	110	10
Expenses:					
Mortality, expense risk					
and other charges	14	12	24	165	13
Total expenses	14	12	24	165	13
Net investment income (loss)	(1)	(6)	3	(55)	(3)
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	84	(16)	172	340	62
Capital gains distributions	-	-	-	-	-
Total realized gain (loss) on investments					
and capital gains distributions	84	(16)	172	340	62
Net unrealized appreciation					
(depreciation) of investments	296	238	183	1,387	142
Net realized and unrealized gain (loss)					
on investments	380	222	355	1,727	204
Net increase (decrease) in net assets					
resulting from operations	$ 379	$ 216	$ 358	$ 1,672	$ 201

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2012
(Dollars in thousands)

	ING Franklin Income Portfolio - Service Class	ING Franklin Mutual Shares Portfolio - Service Class	ING Franklin Templeton Founding Strategy Portfolio - Service Class	ING Global Resources Portfolio - Service Class	ING Invesco Van Kampen Growth and Income Portfolio - Service Class
Net investment income (loss)					
Income:					
Dividends	$ 261	$ 20	$ -	$ 43	$ 15
Total investment income	261	20	-	43	15
Expenses:					
Mortality, expense risk					
and other charges	56	16	-	57	7
Total expenses	56	16	-	57	7
Net investment income (loss)	205	4	-	(14)	8
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	108	30	-	527	21
Capital gains distributions	-	-	-	-	-
Total realized gain (loss) on investments					
and capital gains distributions	108	30	-	527	21
Net unrealized appreciation					
(depreciation) of investments	173	125	-	(756)	79
Net realized and unrealized gain (loss)					
on investments	281	155	-	(229)	100
Net increase (decrease) in net assets					
resulting from operations	$ 486	$ 159	$ -	$ (243)	$ 108

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2012
(Dollars in thousands)

	ING JPMorgan Emerging Markets Equity Portfolio - Institutional Class	ING JPMorgan Emerging Markets Equity Portfolio - Service Class	ING JPMorgan Small Cap Core Equity Portfolio - Institutional Class	ING JPMorgan Small Cap Core Equity Portfolio - Service Class	ING Large Cap Growth Portfolio - Institutional Class
Net investment income (loss)					
Income:					
Dividends	$ -	$ -	$ 9	$ -	$ 159
Total investment income	-	-	9	-	159
Expenses:					
Mortality, expense risk and other charges	75	59	27	2	415
Total expenses	75	59	27	2	415
Net investment income (loss)	(75)	(59)	(18)	(2)	(256)
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	276	(62)	46	18	1,591
Capital gains distributions	146	178	-	-	266
Total realized gain (loss) on investments and capital gains distributions	422	116	46	18	1,857
Net unrealized appreciation (depreciation) of investments	586	1,056	340	21	3,272
Net realized and unrealized gain (loss) on investments	1,008	1,172	386	39	5,129
Net increase (decrease) in net assets resulting from operations	$ 933	$ 1,113	$ 368	$ 37	$ 4,873

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2012
(Dollars in thousands)

	ING Large Cap Value Portfolio - Institutional Class	ING Large Cap Value Portfolio - Service Class	ING Marsico Growth Portfolio - Service Class	ING MFS Total Return Portfolio - Institutional Class	ING MFS Total Return Portfolio - Service Class
Net investment income (loss)					
Income:					
Dividends	$ 125	$ 17	$ 6	$ 848	$ 23
Total investment income	125	17	6	848	23
Expenses:					
Mortality, expense risk					
and other charges	41	9	14	395	7
Total expenses	41	9	14	395	7
Net investment income (loss)	84	8	(8)	453	16
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	245	12	303	(722)	42
Capital gains distributions	-	-	-	-	-
Total realized gain (loss) on investments					
and capital gains distributions	245	12	303	(722)	42
Net unrealized appreciation					
(depreciation) of investments	304	69	(118)	3,335	32
Net realized and unrealized gain (loss)					
on investments	549	81	185	2,613	74
Net increase (decrease) in net assets					
resulting from operations	$ 633	$ 89	$ 177	$ 3,066	$ 90

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2012
(Dollars in thousands)

	ING MFS Utilities Portfolio - Service Class	ING PIMCO High Yield Portfolio - Service Class	ING PIMCO Total Return Bond Portfolio - Service Class	ING Pioneer Fund Portfolio - Institutional Class	ING Pioneer Mid Cap Value Portfolio - Institutional Class
Net investment income (loss)					
Income:					
Dividends	$ 73	$ 291	$ 119	$ 119	$ 23
Total investment income	73	291	119	119	23
Expenses:					
Mortality, expense risk and other charges	22	51	44	102	18
Total expenses	22	51	44	102	18
Net investment income (loss)	51	240	75	17	5
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	231	68	11	414	7
Capital gains distributions	-	-	-	-	-
Total realized gain (loss) on investments and capital gains distributions	231	68	11	414	7
Net unrealized appreciation (depreciation) of investments	9	242	142	278	189
Net realized and unrealized gain (loss) on investments	240	310	153	692	196
Net increase (decrease) in net assets resulting from operations	$ 291	$ 550	$ 228	$ 709	$ 201

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2012
(Dollars in thousands)

	ING Pioneer Mid Cap Value Portfolio - Service Class	ING Retirement Conservative Portfolio - Adviser Class	ING Retirement Growth Portfolio - Adviser Class	ING Retirement Moderate Growth Portfolio - Adviser Class	ING Retirement Moderate Portfolio - Adviser Class
Net investment income (loss)					
Income:					
Dividends	$ 5	$ 41	$ 107	$ 137	$ 181
Total investment income	5	41	107	137	181
Expenses:					
Mortality, expense risk					
and other charges	7	19	57	63	73
Total expenses	7	19	57	63	73
Net investment income (loss)	(2)	22	50	74	108
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	22	27	109	227	361
Capital gains distributions	-	17	-	-	-
Total realized gain (loss) on investments					
and capital gains distributions	22	44	109	227	361
Net unrealized appreciation					
(depreciation) of investments	33	21	347	199	31
Net realized and unrealized gain (loss)					
on investments	55	65	456	426	392
Net increase (decrease) in net assets					
resulting from operations	$ 53	$ 87	$ 506	$ 500	$ 500

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2012
(Dollars in thousands)

	ING T. Rowe Price Capital Appreciation Portfolio - Service Class	ING T. Rowe Price Equity Income Portfolio - Service Class	ING T. Rowe Price International Stock Portfolio - Service Class	ING Templeton Global Growth Portfolio - Service Class	ING U.S. Stock Index Portfolio - Service Class
Net investment income (loss)					
Income:					
Dividends	$ 238	$ 104	$ 9	$ 6	$ 1
Total investment income	238	104	9	6	1
Expenses:					
Mortality, expense risk					
and other charges	131	53	39	4	-
Total expenses	131	53	39	4	-
Net investment income (loss)	107	51	(30)	2	1
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	321	739	(466)	20	3
Capital gains distributions	399	-	-	-	2
Total realized gain (loss) on investments					
and capital gains distributions	720	739	(466)	20	5
Net unrealized appreciation					
(depreciation) of investments	910	52	1,044	34	3
Net realized and unrealized gain (loss)					
on investments	1,630	791	578	54	8
Net increase (decrease) in net assets					
resulting from operations	$ 1,737	$ 842	$ 548	$ 56	$ 9

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2012
(Dollars in thousands)

	ING Money Market Portfolio - Class I	ING Money Market Portfolio - Class S	ING American Century Small-Mid Cap Value Portfolio - Service Class	ING Baron Growth Portfolio - Service Class	ING Columbia Small Cap Value II Portfolio - Service Class
Net investment income (loss)					
Income:					
Dividends	$ 23	$ -	$ 20	$ -	$ 1
Total investment income	23	-	20	-	1
Expenses:					
Mortality, expense risk					
and other charges	878	1	12	40	4
Total expenses	878	1	12	40	4
Net investment income (loss)	(855)	(1)	8	(40)	(3)
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	-	-	133	82	22
Capital gains distributions	-	-	130	-	-
Total realized gain (loss) on investments					
and capital gains distributions	-	-	263	82	22
Net unrealized appreciation					
(depreciation) of investments	-	-	(11)	674	35
Net realized and unrealized gain (loss)					
on investments	-	-	252	756	57
Net increase (decrease) in net assets					
resulting from operations	$ (855)	$ (1)	$ 260	$ 716	$ 54

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2012
(Dollars in thousands)

	ING Davis New York Venture Portfolio - Service Class	ING Global Bond Portfolio - Initial Class	ING Global Bond Portfolio - Service Class	ING Growth and Income Core Portfolio - Initial Class	ING Invesco Van Kampen Comstock Portfolio - Service Class
Net investment income (loss)					
Income:					
Dividends	$ 6	$ 2,145	$ 7	$ 51	$ 10
Total investment income	6	2,145	7	51	10
Expenses:					
Mortality, expense risk and other charges	22	421	2	140	7
Total expenses	22	421	2	140	7
Net investment income (loss)	(16)	1,724	5	(89)	3
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	118	393	(1)	270	10
Capital gains distributions	-	-	-	-	-
Total realized gain (loss) on investments and capital gains distributions	118	393	(1)	270	10
Net unrealized appreciation (depreciation) of investments	118	180	4	773	126
Net realized and unrealized gain (loss) on investments	236	573	3	1,043	136
Net increase (decrease) in net assets resulting from operations	$ 220	$ 2,297	$ 8	$ 954	$ 139

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2012
(Dollars in thousands)

	ING Invesco Van Kampen Equity and Income Portfolio - Initial Class	ING JPMorgan Mid Cap Value Portfolio - Service Class	ING Oppenheimer Global Portfolio - Initial Class	ING PIMCO Total Return Portfolio - Service Class	ING Pioneer High Yield Portfolio - Initial Class
Net investment income (loss)					
Income:					
Dividends	$ 1,121	$ 15	$ 968	$ 381	$ 1,002
Total investment income	1,121	15	968	381	1,002
Expenses:					
Mortality, expense risk					
and other charges	589	18	876	111	205
Total expenses	589	18	876	111	205
Net investment income (loss)	532	(3)	92	270	797
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	193	(6)	1,423	208	1,264
Capital gains distributions	-	-	-	-	-
Total realized gain (loss) on investments					
and capital gains distributions	193	(6)	1,423	208	1,264
Net unrealized appreciation					
(depreciation) of investments	4,737	362	12,363	370	224
Net realized and unrealized gain (loss)					
on investments	4,930	356	13,786	578	1,488
Net increase (decrease) in net assets					
resulting from operations	$ 5,462	$ 353	$ 13,878	$ 848	$ 2,285

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2012
(Dollars in thousands)

	ING Solution 2015 Portfolio - Service Class	ING Solution 2025 Portfolio - Service Class	ING Solution 2035 Portfolio - Service Class	ING Solution 2045 Portfolio - Service Class	ING Solution Income Portfolio - Service Class
Net investment income (loss)					
Income:					
Dividends	$ 152	$ 63	$ 81	$ 31	$ 58
Total investment income	152	63	81	31	58
Expenses:					
Mortality, expense risk					
and other charges	30	18	29	12	9
Total expenses	30	18	29	12	9
Net investment income (loss)	122	45	52	19	49
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	136	35	70	62	13
Capital gains distributions	-	-	-	-	-
Total realized gain (loss) on investments					
and capital gains distributions	136	35	70	62	13
Net unrealized appreciation					
(depreciation) of investments	72	196	381	142	38
Net realized and unrealized gain (loss)					
on investments	208	231	451	204	51
Net increase (decrease) in net assets					
resulting from operations	$ 330	$ 276	$ 503	$ 223	$ 100

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2012
(Dollars in thousands)

	ING T. Rowe Price Diversified Mid Cap Growth Portfolio - Initial Class	ING T. Rowe Price Growth Equity Portfolio - Initial Class	ING Templeton Foreign Equity Portfolio - Initial Class	ING UBS U.S. Large Cap Equity Portfolio - Initial Class	ING Strategic Allocation Conservative Portfolio - Class I
Net investment income (loss)					
Income:					
Dividends	$ 207	$ 46	$ 250	$ 118	$ 200
Total investment income	207	46	250	118	200
Expenses:					
Mortality, expense risk					
and other charges	492	380	174	160	97
Total expenses	492	380	174	160	97
Net investment income (loss)	(285)	(334)	76	(42)	103
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	1,180	1,467	(1,019)	523	(215)
Capital gains distributions	3,428	-	-	-	-
Total realized gain (loss) on investments					
and capital gains distributions	4,608	1,467	(1,019)	523	(215)
Net unrealized appreciation					
(depreciation) of investments	1,605	3,719	3,739	1,008	892
Net realized and unrealized gain (loss)					
on investments	6,213	5,186	2,720	1,531	677
Net increase (decrease) in net assets					
resulting from operations	$ 5,928	$ 4,852	$ 2,796	$ 1,489	$ 780

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2012
(Dollars in thousands)

	ING Strategic Allocation Growth Portfolio - Class I	ING Strategic Allocation Moderate Portfolio - Class I	ING Growth and Income Portfolio - Class A	ING Growth and Income Portfolio - Class I	ING GET U.S. Core Portfolio - Series 7
Net investment income (loss)					
Income:					
Dividends	$ 119	$ 207	$ 22	$ 3,617	$ 160
Total investment income	119	207	22	3,617	160
Expenses:					
Mortality, expense risk					
and other charges	90	124	21	2,259	23
Total expenses	90	124	21	2,259	23
Net investment income (loss)	29	83	1	1,358	137
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	(232)	(575)	24	7,910	(1,358)
Capital gains distributions	-	-	-	-	-
Total realized gain (loss) on investments					
and capital gains distributions	(232)	(575)	24	7,910	(1,358)
Net unrealized appreciation					
(depreciation) of investments	1,213	1,613	171	18,607	1,206
Net realized and unrealized gain (loss)					
on investments	981	1,038	195	26,517	(152)
Net increase (decrease) in net assets					
resulting from operations	$ 1,010	$ 1,121	$ 196	$ 27,875	$ (15)

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2012
(Dollars in thousands)

	ING GET U.S. Core Portfolio - Series 8	ING GET U.S. Core Portfolio - Series 9	ING GET U.S. Core Portfolio - Series 10	ING GET U.S. Core Portfolio - Series 11	ING GET U.S. Core Portfolio - Series 12
Net investment income (loss)					
Income:					
Dividends	$ 103	$ 121	$ 83	$ 74	$ 204
Total investment income	103	121	83	74	204
Expenses:					
Mortality, expense risk					
and other charges	45	54	56	60	149
Total expenses	45	54	56	60	149
Net investment income (loss)	58	67	27	14	55
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	(1,349)	(908)	(735)	(164)	(642)
Capital gains distributions	-	-	-	-	-
Total realized gain (loss) on investments					
and capital gains distributions	(1,349)	(908)	(735)	(164)	(642)
Net unrealized appreciation					
(depreciation) of investments	1,226	783	635	72	497
Net realized and unrealized gain (loss)					
on investments	(123)	(125)	(100)	(92)	(145)
Net increase (decrease) in net assets					
resulting from operations	$ (65)	$ (58)	$ (73)	$ (78)	$ (90)

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2012
(Dollars in thousands)

	ING GET U.S. Core Portfolio - Series 13	ING GET U.S. Core Portfolio - Series 14	ING BlackRock Science and Technology Opportunities Portfolio - Class I	ING Euro STOXX 50® Index Portfolio - Class I	ING Index Plus LargeCap Portfolio - Class I
Net investment income (loss)					
Income:					
Dividends	$ 202	$ 197	$ 10	$ 2	$ 1,068
Total investment income	202	197	10	2	1,068
Expenses:					
Mortality, expense risk and other charges	159	112	58	-	769
Total expenses	159	112	58	-	769
Net investment income (loss)	43	85	(48)	2	299
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	(85)	(38)	342	-	(3,044)
Capital gains distributions	-	-	316	-	-
Total realized gain (loss) on investments and capital gains distributions	(85)	(38)	658	-	(3,044)
Net unrealized appreciation (depreciation) of investments	(142)	(173)	(212)	6	10,940
Net realized and unrealized gain (loss) on investments	(227)	(211)	446	6	7,896
Net increase (decrease) in net assets resulting from operations	$ (184)	$ (126)	$ 398	$ 8	$ 8,195

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2012
(Dollars in thousands)

	ING Index Plus MidCap Portfolio - Class I	ING Index Plus SmallCap Portfolio - Class I	ING International Index Portfolio - Class I	ING International Index Portfolio - Class S	ING Russell™ Large Cap Growth Index Portfolio - Class I
Net investment income (loss)					
Income:					
Dividends	$ 85	$ 21	$ 221	$ 1	$ 304
Total investment income	85	21	221	1	304
Expenses:					
Mortality, expense risk and other charges	75	29	89	-	333
Total expenses	75	29	89	-	333
Net investment income (loss)	10	(8)	132	1	(29)
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	(110)	(120)	32	(1)	1,246
Capital gains distributions	-	-	-	-	-
Total realized gain (loss) on investments and capital gains distributions	(110)	(120)	32	(1)	1,246
Net unrealized appreciation (depreciation) of investments	1,554	520	1,050	5	1,982
Net realized and unrealized gain (loss) on investments	1,444	400	1,082	4	3,228
Net increase (decrease) in net assets resulting from operations	$ 1,454	$ 392	$ 1,214	$ 5	$ 3,199

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2012
(Dollars in thousands)

	ING Russell™ Large Cap Index Portfolio - Class I	ING Russell™ Large Cap Value Index Portfolio - Class I	ING Russell™ Large Cap Value Index Portfolio - Class S	ING Russell™ Mid Cap Growth Index Portfolio - Class S	ING Russell™ Mid Cap Index Portfolio - Class I
Net investment income (loss)					
Income:					
Dividends	$ 369	$ 137	$ 22	$ 2	$ 6
Total investment income	369	137	22	2	6
Expenses:					
Mortality, expense risk					
and other charges	188	83	18	5	5
Total expenses	188	83	18	5	5
Net investment income (loss)	181	54	4	(3)	1
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	1,287	270	42	1	8
Capital gains distributions	-	-	-	-	20
Total realized gain (loss) on investments					
and capital gains distributions	1,287	270	42	1	28
Net unrealized appreciation					
(depreciation) of investments	506	686	126	85	56
Net realized and unrealized gain (loss)					
on investments	1,793	956	168	86	84
Net increase (decrease) in net assets					
resulting from operations	$ 1,974	$ 1,010	$ 172	$ 83	$ 85

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2012
(Dollars in thousands)

	ING Russell™ Small Cap Index Portfolio - Class I	ING Small Company Portfolio - Class I	ING U.S. Bond Index Portfolio - Class I	ING International Value Portfolio - Class I	ING MidCap Opportunities Portfolio - Class I
Net investment income (loss)					
Income:					
Dividends	$ 5	$ 107	$ 31	$ 35	$ 10
Total investment income	5	107	31	35	10
Expenses:					
Mortality, expense risk					
and other charges	5	311	13	12	18
Total expenses	5	311	13	12	18
Net investment income (loss)	-	(204)	18	23	(8)
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	(3)	(291)	11	25	194
Capital gains distributions	30	947	32	-	52
Total realized gain (loss) on investments					
and capital gains distributions	27	656	43	25	246
Net unrealized appreciation					
(depreciation) of investments	50	2,866	(23)	187	9
Net realized and unrealized gain (loss)					
on investments	77	3,522	20	212	255
Net increase (decrease) in net assets					
resulting from operations	$ 77	$ 3,318	$ 38	$ 235	$ 247

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2012
(Dollars in thousands)

	ING MidCap Opportunities Portfolio - Class S	ING SmallCap Opportunities Portfolio - Class I	ING SmallCap Opportunities Portfolio - Class S	Janus Aspen Series Balanced Portfolio - Institutional Shares	Janus Aspen Series Enterprise Portfolio - Institutional Shares
Net investment income (loss)					
Income:					
Dividends	$ 14	$ -	$ -	$ -	$ -
Total investment income	14	-	-	-	-
Expenses:					
Mortality, expense risk					
and other charges	41	7	26	-	-
Total expenses	41	7	26	-	-
Net investment income (loss)	(27)	(7)	(26)	-	-
Realized and unrealized gain (loss)					
on investments					
Net realized gain (loss) on investments	463	21	60	1	-
Capital gains distributions	92	86	211	-	-
Total realized gain (loss) on investments					
and capital gains distributions	555	107	271	1	-
Net unrealized appreciation					
(depreciation) of investments	(100)	17	22	-	-
Net realized and unrealized gain (loss)					
on investments	455	124	293	1	-
Net increase (decrease) in net assets					
resulting from operations	$ 428	$ 117	$ 267	$ 1	$ -

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2012
(Dollars in thousands)

	Janus Aspen Series Flexible Bond Portfolio - Institutional Shares	Janus Aspen Series Worldwide Portfolio - Institutional Shares	Lord Abbett Series Fund - Mid-Cap Stock Portfolio - Class VC	Oppenheimer Global Securities Fund/VA	Oppenheimer Main Street Fund®/VA
Net investment income (loss)					
Income:					
Dividends	$ -	$ -	$ 12	$ -	$ 3
Total investment income	-	-	12	-	3
Expenses:					
Mortality, expense risk and other charges	-	-	20	-	3
Total expenses	-	-	20	-	3
Net investment income (loss)	-	-	(8)	-	-
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	-	-	(122)	(6)	(4)
Capital gains distributions	-	-	-	-	-
Total realized gain (loss) on investments and capital gains distributions	-	-	(122)	(6)	(4)
Net unrealized appreciation (depreciation) of investments	-	-	394	10	45
Net realized and unrealized gain (loss) on investments	-	-	272	4	41
Net increase (decrease) in net assets resulting from operations	$ -	$ -	$ 264	$ 4	$ 41

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2012
(Dollars in thousands)

	Oppenheimer Main Street Small- & Mid-Cap Fund®/VA	Oppenheimer Small- & Mid-Cap Growth Fund/VA	PIMCO Real Return Portfolio - Administrative Class	Pioneer Emerging Markets VCT Portfolio - Class I	Pioneer High Yield VCT Portfolio - Class I
Net investment income (loss)					
Income:					
Dividends	$ 4	$ -	$ 92	$ 8	$ 48
Total investment income	4	-	92	8	48
Expenses:					
Mortality, expense risk and other charges	6	2	73	11	5
Total expenses	6	2	73	11	5
Net investment income (loss)	(2)	(2)	19	(3)	43
Realized and unrealized gain (loss) on investments					
Net realized gain (loss) on investments	5	1	140	(55)	7
Capital gains distributions	-	-	476	46	-
Total realized gain (loss) on investments and capital gains distributions	5	1	616	(9)	7
Net unrealized appreciation (depreciation) of investments	103	22	23	140	18
Net realized and unrealized gain (loss) on investments	108	23	639	131	25
Net increase (decrease) in net assets resulting from operations	$ 106	$ 21	$ 658	$ 128	$ 68

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Operations
For the Year Ended December 31, 2012
(Dollars in thousands)

	Invesco Van Kampen American Franchise Fund - Class I Shares	Wanger International	Wanger Select	Wanger USA
Net investment income (loss)				
Income:				
Dividends	$ -	$ 21	$ 11	$ 3
Total investment income	-	21	11	3
Expenses:				
Mortality, expense risk and other charges	4	15	21	8
Total expenses	4	15	21	8
Net investment income (loss)	(4)	6	(10)	(5)
Realized and unrealized gain (loss) on investments				
Net realized gain (loss) on investments	(4)	22	105	(9)
Capital gains distributions	-	155	-	50
Total realized gain (loss) on investments and capital gains distributions	(4)	177	105	41
Net unrealized appreciation (depreciation) of investments	(17)	153	308	94
Net realized and unrealized gain (loss) on investments	(21)	330	413	135
Net increase (decrease) in net assets resulting from operations	$ (25)	$ 336	$ 403	$ 130

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2012 and 2011
(Dollars in thousands)

	Invesco V.I. Capital Appreciation Fund - Series I Shares	Invesco V.I. Core Equity Fund - Series I Shares	American Funds Insurance Series® Growth-Income Fund - Class 2	American Funds Insurance Series® International Fund - Class 2
Net assets at January 1, 2011	$ 649	$ 1,555	$ -	$ 4
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(4)	(1)	-	-
Total realized gain (loss) on investments and capital gains distributions	(11)	7	-	1
Net unrealized appreciation (depreciation) of investments	(33)	(18)	-	(1)
Net increase (decrease) in net assets from operations	(48)	(12)	-	-
Changes from principal transactions:				
Total unit transactions	(1)	(58)	2	(2)
Increase (decrease) in net assets derived from principal transactions	(1)	(58)	2	(2)
Total increase (decrease) in net assets	(49)	(70)	2	(2)
Net assets at December 31, 2011	600	1,485	2	2
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(2)	(1)	-	-
Total realized gain (loss) on investments and capital gains distributions	38	3	-	-
Net unrealized appreciation (depreciation) of investments	53	173	-	1
Net increase (decrease) in net assets from operations	89	175	-	1
Changes from principal transactions:				
Total unit transactions	(689)	(234)	4	6
Increase (decrease) in net assets derived from principal transactions	(689)	(234)	4	6
Total increase (decrease) in net assets	(600)	(59)	4	7
Net assets at December 31, 2012	$ -	$ 1,426	$ 6	$ 9

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2012 and 2011
(Dollars in thousands)

	Calvert VP SRI Balanced Portfolio	Federated Capital Appreciation Fund II - Primary Shares	Federated Fund for U.S. Government Securities II	Federated High Income Bond Fund II - Primary Shares
Net assets at January 1, 2011	$ 962	$ 6,511	$ 1,260	$ 4,115
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	4	(38)	35	302
Total realized gain (loss) on investments and capital gains distributions	(23)	51	1	(83)
Net unrealized appreciation (depreciation) of investments	51	(420)	14	(77)
Net increase (decrease) in net assets from operations	32	(407)	50	142
Changes from principal transactions:				
Total unit transactions	29	(1,062)	(185)	(504)
Increase (decrease) in net assets derived from principal transactions	29	(1,062)	(185)	(504)
Total increase (decrease) in net assets	61	(1,469)	(135)	(362)
Net assets at December 31, 2011	1,023	5,042	1,125	3,753
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	-	(43)	27	240
Total realized gain (loss) on investments and capital gains distributions	-	336	10	(32)
Net unrealized appreciation (depreciation) of investments	99	136	(21)	272
Net increase (decrease) in net assets from operations	99	429	16	480
Changes from principal transactions:				
Total unit transactions	(251)	(783)	(208)	(231)
Increase (decrease) in net assets derived from principal transactions	(251)	(783)	(208)	(231)
Total increase (decrease) in net assets	(152)	(354)	(192)	249
Net assets at December 31, 2012	$ 871	$ 4,688	$ 933	$ 4,002

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2012 and 2011
(Dollars in thousands)

	Federated Kaufmann Fund II - Primary Shares	Federated Managed Volatility Fund II	Federated Prime Money Fund II	Fidelity® VIP Equity-Income Portfolio - Initial Class
Net assets at January 1, 2011	$ 2,136	$ 3,562	$ 1,959	$ 63,098
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(6)	89	(25)	674
Total realized gain (loss) on investments and capital gains distributions	25	-	-	(3,030)
Net unrealized appreciation (depreciation) of investments	(306)	14	-	2,401
Net increase (decrease) in net assets from operations	(287)	103	(25)	45
Changes from principal transactions:				
Total unit transactions	(239)	(553)	(452)	(10,229)
Increase (decrease) in net assets derived from principal transactions	(239)	(553)	(452)	(10,229)
Total increase (decrease) in net assets	(526)	(450)	(477)	(10,184)
Net assets at December 31, 2011	1,610	3,112	1,482	52,914
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(23)	49	(18)	925
Total realized gain (loss) on investments and capital gains distributions	30	261	-	1,150
Net unrealized appreciation (depreciation) of investments	233	34	-	5,791
Net increase (decrease) in net assets from operations	240	344	(18)	7,866
Changes from principal transactions:				
Total unit transactions	(285)	(668)	(351)	(9,365)
Increase (decrease) in net assets derived from principal transactions	(285)	(668)	(351)	(9,365)
Total increase (decrease) in net assets	(45)	(324)	(369)	(1,499)
Net assets at December 31, 2012	$ 1,565	$ 2,788	$ 1,113	$ 51,415

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2012 and 2011
(Dollars in thousands)

	Fidelity® VIP Growth Portfolio - Initial Class	Fidelity® VIP High Income Portfolio - Initial Class	Fidelity® VIP Overseas Portfolio - Initial Class	Fidelity® VIP Contrafund® Portfolio - Initial Class
Net assets at January 1, 2011	$ 9,794	$ 187	$ 4,929	$ 127,170
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(53)	13	19	(219)
Total realized gain (loss) on investments and capital gains distributions	406	9	(498)	(4,829)
Net unrealized appreciation (depreciation) of investments	(390)	(16)	(336)	1,292
Net increase (decrease) in net assets from operations	(37)	6	(815)	(3,756)
Changes from principal transactions:				
Total unit transactions	(476)	29	(664)	(18,884)
Increase (decrease) in net assets derived from principal transactions	(476)	29	(664)	(18,884)
Total increase (decrease) in net assets	(513)	35	(1,479)	(22,640)
Net assets at December 31, 2011	9,281	222	3,450	104,530
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(30)	10	36	173
Total realized gain (loss) on investments and capital gains distributions	336	8	(248)	(4,345)
Net unrealized appreciation (depreciation) of investments	953	9	850	19,320
Net increase (decrease) in net assets from operations	1,259	27	638	15,148
Changes from principal transactions:				
Total unit transactions	(970)	(11)	(489)	(16,002)
Increase (decrease) in net assets derived from principal transactions	(970)	(11)	(489)	(16,002)
Total increase (decrease) in net assets	289	16	149	(854)
Net assets at December 31, 2012	$ 9,570	$ 238	$ 3,599	$ 103,676

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2012 and 2011
(Dollars in thousands)

	Fidelity® VIP Index 500 Portfolio - Initial Class	Fidelity® VIP Investment Grade Bond Portfolio - Initial Class	Franklin Small Cap Value Securities Fund - Class 2	ING Balanced Portfolio - Class I
Net assets at January 1, 2011	$ 22,102	$ 868	$ 3,417	$ 81,044
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	91	13	(6)	1,173
Total realized gain (loss) on investments and capital gains distributions	1,332	23	139	(1,388)
Net unrealized appreciation (depreciation) of investments	(1,246)	11	(250)	(1,511)
Net increase (decrease) in net assets from operations	177	47	(117)	(1,726)
Changes from principal transactions:				
Total unit transactions	(3,548)	(174)	(513)	(10,534)
Increase (decrease) in net assets derived from principal transactions	(3,548)	(174)	(513)	(10,534)
Total increase (decrease) in net assets	(3,371)	(127)	(630)	(12,260)
Net assets at December 31, 2011	18,731	741	2,787	68,784
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	120	7	(3)	1,312
Total realized gain (loss) on investments and capital gains distributions	827	19	310	(1,085)
Net unrealized appreciation (depreciation) of investments	1,665	6	94	7,825
Net increase (decrease) in net assets from operations	2,612	32	401	8,052
Changes from principal transactions:				
Total unit transactions	(2,376)	(65)	(507)	(9,085)
Increase (decrease) in net assets derived from principal transactions	(2,376)	(65)	(507)	(9,085)
Total increase (decrease) in net assets	236	(33)	(106)	(1,033)
Net assets at December 31, 2012	$ 18,967	$ 708	$ 2,681	$ 67,751

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2012 and 2011
(Dollars in thousands)

	ING Intermediate Bond Portfolio - Class I	ING American Funds Asset Allocation Portfolio	ING American Funds Growth Portfolio	ING American Funds International Portfolio
Net assets at January 1, 2011	$ 101,061	$ -	$ 12,525	$ 13,439
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	3,432	(1)	(118)	41
Total realized gain (loss) on investments and capital gains distributions	(1,337)	(1)	(915)	(1,438)
Net unrealized appreciation (depreciation) of investments	3,744	(4)	452	(387)
Net increase (decrease) in net assets from operations	5,839	(6)	(581)	(1,784)
Changes from principal transactions:				
Total unit transactions	(5,360)	125	(2,069)	(2,351)
Increase (decrease) in net assets derived from principal transactions	(5,360)	125	(2,069)	(2,351)
Total increase (decrease) in net assets	479	119	(2,650)	(4,135)
Net assets at December 31, 2011	101,540	119	9,875	9,304
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	3,815	-	(61)	7
Total realized gain (loss) on investments and capital gains distributions	64	6	894	(627)
Net unrealized appreciation (depreciation) of investments	4,523	41	(103)	1,905
Net increase (decrease) in net assets from operations	8,402	47	730	1,285
Changes from principal transactions:				
Total unit transactions	4,696	904	(10,605)	(2,741)
Increase (decrease) in net assets derived from principal transactions	4,696	904	(10,605)	(2,741)
Total increase (decrease) in net assets	13,098	951	(9,875)	(1,456)
Net assets at December 31, 2012	$ 114,638	$ 1,070	$ -	$ 7,848

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2012 and 2011
(Dollars in thousands)

	ING American Funds World Allocation Portfolio - Service Class	ING Artio Foreign Portfolio - Service Class	ING BlackRock Health Sciences Opportunities Portfolio - Service Class	ING BlackRock Inflation Protected Bond Portfolio - Institutional Class
Net assets at January 1, 2011	$ -	$ 4,771	$ 214	$ 297
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(1)	37	-	6
Total realized gain (loss) on investments and capital gains distributions	(20)	(260)	29	14
Net unrealized appreciation (depreciation) of investments	1	(668)	(34)	15
Net increase (decrease) in net assets from operations	(20)	(891)	(5)	35
Changes from principal transactions:				
Total unit transactions	158	(880)	183	(4)
Increase (decrease) in net assets derived from principal transactions	158	(880)	183	(4)
Total increase (decrease) in net assets	138	(1,771)	178	31
Net assets at December 31, 2011	138	3,000	392	328
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	-	23	(1)	-
Total realized gain (loss) on investments and capital gains distributions	17	(239)	17	20
Net unrealized appreciation (depreciation) of investments	(4)	296	44	-
Net increase (decrease) in net assets from operations	13	80	60	20
Changes from principal transactions:				
Total unit transactions	(12)	(3,080)	(63)	17
Increase (decrease) in net assets derived from principal transactions	(12)	(3,080)	(63)	17
Total increase (decrease) in net assets	1	(3,000)	(3)	37
Net assets at December 31, 2012	$ 139	$ -	$ 389	$ 365

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2012 and 2011
(Dollars in thousands)

	ING BlackRock Inflation Protected Bond Portfolio - Service Class	ING BlackRock Large Cap Growth Portfolio - Institutional Class	ING Clarion Global Real Estate Portfolio - Institutional Class	ING Clarion Global Real Estate Portfolio - Service Class
Net assets at January 1, 2011	$ -	$ 24,230	$ 1,619	$ 1,145
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(1)	(147)	45	22
Total realized gain (loss) on investments and capital gains distributions	28	(1,036)	77	(135)
Net unrealized appreciation (depreciation) of investments	47	744	(217)	52
Net increase (decrease) in net assets from operations	74	(439)	(95)	(61)
Changes from principal transactions:				
Total unit transactions	3,312	(2,795)	66	(226)
Increase (decrease) in net assets derived from principal transactions	3,312	(2,795)	66	(226)
Total increase (decrease) in net assets	3,386	(3,234)	(29)	(287)
Net assets at December 31, 2011	3,386	20,996	1,590	858
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(26)	(106)	(1)	(6)
Total realized gain (loss) on investments and capital gains distributions	272	(631)	84	(16)
Net unrealized appreciation (depreciation) of investments	(39)	3,514	296	238
Net increase (decrease) in net assets from operations	207	2,777	379	216
Changes from principal transactions:				
Total unit transactions	1,930	(2,860)	(63)	59
Increase (decrease) in net assets derived from principal transactions	1,930	(2,860)	(63)	59
Total increase (decrease) in net assets	2,137	(83)	316	275
Net assets at December 31, 2012	$ 5,523	$ 20,913	$ 1,906	$ 1,133

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2012 and 2011
(Dollars in thousands)

	ING Clarion Real Estate Portfolio - Service Class	ING FMR^{SM} Diversified Mid Cap Portfolio - Institutional Class	ING FMR^{SM} Diversified Mid Cap Portfolio - Service Class	ING Franklin Income Portfolio - Service Class
Net assets at January 1, 2011	$ 2,302	$ 18,278	$ 2,007	$ 4,307
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	11	(170)	(11)	189
Total realized gain (loss) on investments and capital gains distributions	328	215	221	(94)
Net unrealized appreciation (depreciation) of investments	(128)	(1,860)	(415)	(50)
Net increase (decrease) in net assets from operations	211	(1,815)	(205)	45
Changes from principal transactions:				
Total unit transactions	(33)	(3,453)	(308)	(12)
Increase (decrease) in net assets derived from principal transactions	(33)	(3,453)	(308)	(12)
Total increase (decrease) in net assets	178	(5,268)	(513)	33
Net assets at December 31, 2011	2,480	13,010	1,494	4,340
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	3	(55)	(3)	205
Total realized gain (loss) on investments and capital gains distributions	172	340	62	108
Net unrealized appreciation (depreciation) of investments	183	1,387	142	173
Net increase (decrease) in net assets from operations	358	1,672	201	486
Changes from principal transactions:				
Total unit transactions	203	(2,021)	(144)	79
Increase (decrease) in net assets derived from principal transactions	203	(2,021)	(144)	79
Total increase (decrease) in net assets	561	(349)	57	565
Net assets at December 31, 2012	$ 3,041	$ 12,661	$ 1,551	$ 4,905

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2012 and 2011
(Dollars in thousands)

	ING Franklin Mutual Shares Portfolio - Service Class	ING Franklin Templeton Founding Strategy Portfolio - Service Class	ING Global Resources Portfolio - Service Class	ING Invesco Van Kampen Growth and Income Portfolio - Service Class
Net assets at January 1, 2011	$ 1,831	$ -	$ 8,254	$ 857
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	39	-	(33)	2
Total realized gain (loss) on investments and capital gains distributions	(126)	-	(352)	(70)
Net unrealized appreciation (depreciation) of investments	45	-	(450)	51
Net increase (decrease) in net assets from operations	(42)	-	(835)	(17)
Changes from principal transactions:				
Total unit transactions	(365)	-	(1,054)	14
Increase (decrease) in net assets derived from principal transactions	(365)	-	(1,054)	14
Total increase (decrease) in net assets	(407)	-	(1,889)	(3)
Net assets at December 31, 2011	1,424	-	6,365	854
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	4	-	(14)	8
Total realized gain (loss) on investments and capital gains distributions	30	-	527	21
Net unrealized appreciation (depreciation) of investments	125	-	(756)	79
Net increase (decrease) in net assets from operations	159	-	(243)	108
Changes from principal transactions:				
Total unit transactions	(266)	284	(1,037)	(233)
Increase (decrease) in net assets derived from principal transactions	(266)	284	(1,037)	(233)
Total increase (decrease) in net assets	(107)	284	(1,280)	(125)
Net assets at December 31, 2012	$ 1,317	$ 284	$ 5,085	$ 729

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2012 and 2011
(Dollars in thousands)

	ING JPMorgan Emerging Markets Equity Portfolio - Institutional Class	ING JPMorgan Emerging Markets Equity Portfolio - Service Class	ING JPMorgan Small Cap Core Equity Portfolio - Institutional Class	ING JPMorgan Small Cap Core Equity Portfolio - Service Class
Net assets at January 1, 2011	$ 8,255	$ 11,521	$ 2,093	$ 324
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(11)	4	(12)	(1)
Total realized gain (loss) on investments and capital gains distributions	497	905	(35)	8
Net unrealized appreciation (depreciation) of investments	(1,966)	(2,969)	(44)	(29)
Net increase (decrease) in net assets from operations	(1,480)	(2,060)	(91)	(22)
Changes from principal transactions:				
Total unit transactions	(1,181)	(3,451)	179	(115)
Increase (decrease) in net assets derived from principal transactions	(1,181)	(3,451)	179	(115)
Total increase (decrease) in net assets	(2,661)	(5,511)	88	(137)
Net assets at December 31, 2011	5,594	6,010	2,181	187
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(75)	(59)	(18)	(2)
Total realized gain (loss) on investments and capital gains distributions	422	116	46	18
Net unrealized appreciation (depreciation) of investments	586	1,056	340	21
Net increase (decrease) in net assets from operations	933	1,113	368	37
Changes from principal transactions:				
Total unit transactions	(646)	493	(329)	(17)
Increase (decrease) in net assets derived from principal transactions	(646)	493	(329)	(17)
Total increase (decrease) in net assets	287	1,606	39	20
Net assets at December 31, 2012	$ 5,881	$ 7,616	$ 2,220	$ 207

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2012 and 2011
(Dollars in thousands)

	ING Large Cap Growth Portfolio - Institutional Class	ING Large Cap Value Portfolio - Institutional Class	ING Large Cap Value Portfolio - Service Class	ING Marsico Growth Portfolio - Service Class
Net assets at January 1, 2011	$ 8,989	$ 3,430	$ -	$ 1,523
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(261)	13	-	(11)
Total realized gain (loss) on investments and capital gains distributions	2,598	(339)	(6)	91
Net unrealized appreciation (depreciation) of investments	(2,195)	404	1	(112)
Net increase (decrease) in net assets from operations	142	78	(5)	(32)
Changes from principal transactions:				
Total unit transactions	18,144	1,248	436	80
Increase (decrease) in net assets derived from principal transactions	18,144	1,248	436	80
Total increase (decrease) in net assets	18,286	1,326	431	48
Net assets at December 31, 2011	27,275	4,756	431	1,571
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(256)	84	8	(8)
Total realized gain (loss) on investments and capital gains distributions	1,857	245	12	303
Net unrealized appreciation (depreciation) of investments	3,272	304	69	(118)
Net increase (decrease) in net assets from operations	4,873	633	89	177
Changes from principal transactions:				
Total unit transactions	5,172	(64)	458	(818)
Increase (decrease) in net assets derived from principal transactions	5,172	(64)	458	(818)
Total increase (decrease) in net assets	10,045	569	547	(641)
Net assets at December 31, 2012	$ 37,320	$ 5,325	$ 978	$ 930

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2012 and 2011
(Dollars in thousands)

	ING MFS Total Return Portfolio - Institutional Class	ING MFS Total Return Portfolio - Service Class	ING MFS Utilities Portfolio - Service Class	ING PIMCO High Yield Portfolio - Service Class
Net assets at January 1, 2011	$ 40,810	$ 1,091	$ 2,489	$ 4,727
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	512	17	72	273
Total realized gain (loss) on investments and capital gains distributions	(1,838)	(3)	(110)	289
Net unrealized appreciation (depreciation) of investments	1,620	(7)	176	(417)
Net increase (decrease) in net assets from operations	294	7	138	145
Changes from principal transactions:				
Total unit transactions	(8,474)	(212)	143	(665)
Increase (decrease) in net assets derived from principal transactions	(8,474)	(212)	143	(665)
Total increase (decrease) in net assets	(8,180)	(205)	281	(520)
Net assets at December 31, 2011	32,630	886	2,770	4,207
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	453	16	51	240
Total realized gain (loss) on investments and capital gains distributions	(722)	42	231	68
Net unrealized appreciation (depreciation) of investments	3,335	32	9	242
Net increase (decrease) in net assets from operations	3,066	90	291	550
Changes from principal transactions:				
Total unit transactions	(5,685)	(6)	(738)	242
Increase (decrease) in net assets derived from principal transactions	(5,685)	(6)	(738)	242
Total increase (decrease) in net assets	(2,619)	84	(447)	792
Net assets at December 31, 2012	$ 30,011	$ 970	$ 2,323	$ 4,999

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2012 and 2011
(Dollars in thousands)

	ING PIMCO Total Return Bond Portfolio - Service Class	ING Pioneer Fund Portfolio - Institutional Class	ING Pioneer Mid Cap Value Portfolio - Institutional Class	ING Pioneer Mid Cap Value Portfolio - Service Class
Net assets at January 1, 2011	$ -	$ 10,904	$ 2,795	$ 831
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	32	22	13	(1)
Total realized gain (loss) on investments and capital gains distributions	(28)	(820)	(149)	98
Net unrealized appreciation (depreciation) of investments	(7)	274	15	(132)
Net increase (decrease) in net assets from operations	(3)	(524)	(121)	(35)
Changes from principal transactions:				
Total unit transactions	2,007	(2,429)	(574)	(217)
Increase (decrease) in net assets derived from principal transactions	2,007	(2,429)	(574)	(217)
Total increase (decrease) in net assets	2,004	(2,953)	(695)	(252)
Net assets at December 31, 2011	2,004	7,951	2,100	579
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	75	17	5	(2)
Total realized gain (loss) on investments and capital gains distributions	11	414	7	22
Net unrealized appreciation (depreciation) of investments	142	278	189	33
Net increase (decrease) in net assets from operations	228	709	201	53
Changes from principal transactions:				
Total unit transactions	2,131	(1,066)	(345)	(71)
Increase (decrease) in net assets derived from principal transactions	2,131	(1,066)	(345)	(71)
Total increase (decrease) in net assets	2,359	(357)	(144)	(18)
Net assets at December 31, 2012	$ 4,363	$ 7,594	$ 1,956	$ 561

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2012 and 2011
(Dollars in thousands)

	ING Retirement Conservative Portfolio - Adviser Class	ING Retirement Growth Portfolio - Adviser Class	ING Retirement Moderate Growth Portfolio - Adviser Class	ING Retirement Moderate Portfolio - Adviser Class
Net assets at January 1, 2011	$ -	$ 5,538	$ 6,453	$ 7,174
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	-	(20)	(13)	8
Total realized gain (loss) on investments and capital gains distributions	(2)	187	227	143
Net unrealized appreciation (depreciation) of investments	10	(298)	(251)	(69)
Net increase (decrease) in net assets from operations	8	(131)	(37)	82
Changes from principal transactions:				
Total unit transactions	838	(832)	(1,080)	(874)
Increase (decrease) in net assets derived from principal transactions	838	(832)	(1,080)	(874)
Total increase (decrease) in net assets	846	(963)	(1,117)	(792)
Net assets at December 31, 2011	846	4,575	5,336	6,382
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	22	50	74	108
Total realized gain (loss) on investments and capital gains distributions	44	109	227	361
Net unrealized appreciation (depreciation) of investments	21	347	199	31
Net increase (decrease) in net assets from operations	87	506	500	500
Changes from principal transactions:				
Total unit transactions	1,050	(545)	(1,307)	(1,880)
Increase (decrease) in net assets derived from principal transactions	1,050	(545)	(1,307)	(1,880)
Total increase (decrease) in net assets	1,137	(39)	(807)	(1,380)
Net assets at December 31, 2012	$ 1,983	$ 4,536	$ 4,529	$ 5,002

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2012 and 2011
(Dollars in thousands)

	ING T. Rowe Price Capital Appreciation Portfolio - Service Class	ING T. Rowe Price Equity Income Portfolio - Service Class	ING T. Rowe Price International Stock Portfolio - Service Class	ING Templeton Global Growth Portfolio - Service Class
Net assets at January 1, 2011	$ 11,444	$ 5,791	$ 4,700	$ 327
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	122	57	95	1
Total realized gain (loss) on investments and capital gains distributions	(153)	210	(485)	(28)
Net unrealized appreciation (depreciation) of investments	307	(376)	(158)	-
Net increase (decrease) in net assets from operations	276	(109)	(548)	(27)
Changes from principal transactions:				
Total unit transactions	644	(56)	(676)	(3)
Increase (decrease) in net assets derived from principal transactions	644	(56)	(676)	(3)
Total increase (decrease) in net assets	920	(165)	(1,224)	(30)
Net assets at December 31, 2011	12,364	5,626	3,476	297
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	107	51	(30)	2
Total realized gain (loss) on investments and capital gains distributions	720	739	(466)	20
Net unrealized appreciation (depreciation) of investments	910	52	1,044	34
Net increase (decrease) in net assets from operations	1,737	842	548	56
Changes from principal transactions:				
Total unit transactions	1,700	(1,258)	(845)	(4)
Increase (decrease) in net assets derived from principal transactions	1,700	(1,258)	(845)	(4)
Total increase (decrease) in net assets	3,437	(416)	(297)	52
Net assets at December 31, 2012	$ 15,801	$ 5,210	$ 3,179	$ 349

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2012 and 2011
(Dollars in thousands)

	ING U.S. Stock Index Portfolio - Service Class	ING Money Market Portfolio - Class I	ING Money Market Portfolio - Class S	ING American Century Small-Mid Cap Value Portfolio - Service Class
Net assets at January 1, 2011	$ 60	$ 97,671	$ 313	$ 2,244
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	1	(1,056)	(2)	5
Total realized gain (loss) on investments and capital gains distributions	4	16	-	186
Net unrealized appreciation (depreciation) of investments	(3)	-	-	(244)
Net increase (decrease) in net assets from operations	2	(1,040)	(2)	(53)
Changes from principal transactions:				
Total unit transactions	(5)	(14,046)	(38)	(451)
Increase (decrease) in net assets derived from principal transactions	(5)	(14,046)	(38)	(451)
Total increase (decrease) in net assets	(3)	(15,086)	(40)	(504)
Net assets at December 31, 2011	57	82,585	273	1,740
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	1	(855)	(1)	8
Total realized gain (loss) on investments and capital gains distributions	5	-	-	263
Net unrealized appreciation (depreciation) of investments	3	-	-	(11)
Net increase (decrease) in net assets from operations	9	(855)	(1)	260
Changes from principal transactions:				
Total unit transactions	4	(12,764)	(198)	(122)
Increase (decrease) in net assets derived from principal transactions	4	(12,764)	(198)	(122)
Total increase (decrease) in net assets	13	(13,619)	(199)	138
Net assets at December 31, 2012	$ 70	$ 68,966	$ 74	$ 1,878

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2012 and 2011
(Dollars in thousands)

	ING Baron Growth Portfolio - Service Class	ING Columbia Small Cap Value II Portfolio - Service Class	ING Davis New York Venture Portfolio - Service Class	ING Global Bond Portfolio - Initial Class
Net assets at January 1, 2011	$ 3,700	$ 719	$ 2,620	$ 44,608
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(37)	(3)	(1)	2,522
Total realized gain (loss) on investments and capital gains distributions	62	9	(37)	1,247
Net unrealized appreciation (depreciation) of investments	2	(64)	(100)	(2,686)
Net increase (decrease) in net assets from operations	27	(58)	(138)	1,083
Changes from principal transactions:				
Total unit transactions	123	(215)	(440)	(8,014)
Increase (decrease) in net assets derived from principal transactions	123	(215)	(440)	(8,014)
Total increase (decrease) in net assets	150	(273)	(578)	(6,931)
Net assets at December 31, 2011	3,850	446	2,042	37,677
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(40)	(3)	(16)	1,724
Total realized gain (loss) on investments and capital gains distributions	82	22	118	393
Net unrealized appreciation (depreciation) of investments	674	35	118	180
Net increase (decrease) in net assets from operations	716	54	220	2,297
Changes from principal transactions:				
Total unit transactions	(5)	(81)	(200)	(5,926)
Increase (decrease) in net assets derived from principal transactions	(5)	(81)	(200)	(5,926)
Total increase (decrease) in net assets	711	(27)	20	(3,629)
Net assets at December 31, 2012	$ 4,561	$ 419	$ 2,062	$ 34,048

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2012 and 2011
(Dollars in thousands)

	ING Global Bond Portfolio - Service Class	ING Growth and Income Core Portfolio - Initial Class	ING Invesco Van Kampen Comstock Portfolio - Service Class	ING Invesco Van Kampen Equity and Income Portfolio - Initial Class
Net assets at January 1, 2011	$ 115	$ 17,212	$ 937	$ 61,835
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	15	(71)	5	525
Total realized gain (loss) on investments and capital gains distributions	26	944	(33)	354
Net unrealized appreciation (depreciation) of investments	(36)	(2,953)	8	(2,098)
Net increase (decrease) in net assets from operations	5	(2,080)	(20)	(1,219)
Changes from principal transactions:				
Total unit transactions	26	(2,834)	(104)	(9,891)
Increase (decrease) in net assets derived from principal transactions	26	(2,834)	(104)	(9,891)
Total increase (decrease) in net assets	31	(4,914)	(124)	(11,110)
Net assets at December 31, 2011	146	12,298	813	50,725
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	5	(89)	3	532
Total realized gain (loss) on investments and capital gains distributions	(1)	270	10	193
Net unrealized appreciation (depreciation) of investments	4	773	126	4,737
Net increase (decrease) in net assets from operations	8	954	139	5,462
Changes from principal transactions:				
Total unit transactions	(17)	(1,802)	(90)	(8,680)
Increase (decrease) in net assets derived from principal transactions	(17)	(1,802)	(90)	(8,680)
Total increase (decrease) in net assets	(9)	(848)	49	(3,218)
Net assets at December 31, 2012	$ 137	$ 11,450	$ 862	$ 47,507

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2012 and 2011
(Dollars in thousands)

	ING JPMorgan Mid Cap Value Portfolio - Service Class	ING Oppenheimer Global Portfolio - Initial Class	ING PIMCO Total Return Portfolio - Service Class	ING Pioneer High Yield Portfolio - Initial Class
Net assets at January 1, 2011	$ 1,745	$ 92,120	$ 15,202	$ 19,661
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	-	229	253	799
Total realized gain (loss) on investments and capital gains distributions	(38)	1,772	666	997
Net unrealized appreciation (depreciation) of investments	50	(9,427)	(630)	(2,141)
Net increase (decrease) in net assets from operations	12	(7,426)	289	(345)
Changes from principal transactions:				
Total unit transactions	115	(11,236)	(2,498)	(3,058)
Increase (decrease) in net assets derived from principal transactions	115	(11,236)	(2,498)	(3,058)
Total increase (decrease) in net assets	127	(18,662)	(2,209)	(3,403)
Net assets at December 31, 2011	1,872	73,458	12,993	16,258
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(3)	92	270	797
Total realized gain (loss) on investments and capital gains distributions	(6)	1,423	208	1,264
Net unrealized appreciation (depreciation) of investments	362	12,363	370	224
Net increase (decrease) in net assets from operations	353	13,878	848	2,285
Changes from principal transactions:				
Total unit transactions	(49)	(10,027)	(393)	(1,446)
Increase (decrease) in net assets derived from principal transactions	(49)	(10,027)	(393)	(1,446)
Total increase (decrease) in net assets	304	3,851	455	839
Net assets at December 31, 2012	$ 2,176	$ 77,309	$ 13,448	$ 17,097

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2012 and 2011
(Dollars in thousands)

	ING Solution 2015 Portfolio - Service Class	ING Solution 2025 Portfolio - Service Class	ING Solution 2035 Portfolio - Service Class	ING Solution 2045 Portfolio - Service Class
Net assets at January 1, 2011	$ 3,709	$ 2,404	$ 3,271	$ 940
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	76	27	28	5
Total realized gain (loss) on investments and capital gains distributions	(43)	4	103	77
Net unrealized appreciation (depreciation) of investments	(72)	(110)	(324)	(162)
Net increase (decrease) in net assets from operations	(39)	(79)	(193)	(80)
Changes from principal transactions:				
Total unit transactions	(462)	(166)	324	564
Increase (decrease) in net assets derived from principal transactions	(462)	(166)	324	564
Total increase (decrease) in net assets	(501)	(245)	131	484
Net assets at December 31, 2011	3,208	2,159	3,402	1,424
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	122	45	52	19
Total realized gain (loss) on investments and capital gains distributions	136	35	70	62
Net unrealized appreciation (depreciation) of investments	72	196	381	142
Net increase (decrease) in net assets from operations	330	276	503	223
Changes from principal transactions:				
Total unit transactions	(1,430)	229	525	137
Increase (decrease) in net assets derived from principal transactions	(1,430)	229	525	137
Total increase (decrease) in net assets	(1,100)	505	1,028	360
Net assets at December 31, 2012	$ 2,108	$ 2,664	$ 4,430	$ 1,784

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2012 and 2011
(Dollars in thousands)

	ING Solution Income Portfolio - Service Class	ING T. Rowe Price Diversified Mid Cap Growth Portfolio - Initial Class	ING T. Rowe Price Growth Equity Portfolio - Initial Class	ING Templeton Foreign Equity Portfolio - Initial Class
Net assets at January 1, 2011	$ 879	$ 48,429	$ 32,431	$ 19,635
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	26	(382)	(392)	129
Total realized gain (loss) on investments and capital gains distributions	13	1,060	1,126	(949)
Net unrealized appreciation (depreciation) of investments	(34)	(2,701)	(1,420)	(1,455)
Net increase (decrease) in net assets from operations	5	(2,023)	(686)	(2,275)
Changes from principal transactions:				
Total unit transactions	188	(4,984)	(3,093)	(3,027)
Increase (decrease) in net assets derived from principal transactions	188	(4,984)	(3,093)	(3,027)
Total increase (decrease) in net assets	193	(7,007)	(3,779)	(5,302)
Net assets at December 31, 2011	1,072	41,422	28,652	14,333
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	49	(285)	(334)	76
Total realized gain (loss) on investments and capital gains distributions	13	4,608	1,467	(1,019)
Net unrealized appreciation (depreciation) of investments	38	1,605	3,719	3,739
Net increase (decrease) in net assets from operations	100	5,928	4,852	2,796
Changes from principal transactions:				
Total unit transactions	25	(6,289)	(3,616)	314
Increase (decrease) in net assets derived from principal transactions	25	(6,289)	(3,616)	314
Total increase (decrease) in net assets	125	(361)	1,236	3,110
Net assets at December 31, 2012	$ 1,197	$ 41,061	$ 29,888	$ 17,443

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2012 and 2011
(Dollars in thousands)

	ING UBS U.S. Large Cap Equity Portfolio - Initial Class	ING Strategic Allocation Conservative Portfolio - Class I	ING Strategic Allocation Growth Portfolio - Class I	ING Strategic Allocation Moderate Portfolio - Class I
Net assets at January 1, 2011	$ 15,770	$ 8,905	$ 8,728	$ 10,595
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(24)	266	123	219
Total realized gain (loss) on investments and capital gains distributions	648	(850)	(1,189)	(587)
Net unrealized appreciation (depreciation) of investments	(1,111)	589	790	194
Net increase (decrease) in net assets from operations	(487)	5	(276)	(174)
Changes from principal transactions:				
Total unit transactions	(2,482)	(1,320)	(902)	(824)
Increase (decrease) in net assets derived from principal transactions	(2,482)	(1,320)	(902)	(824)
Total increase (decrease) in net assets	(2,969)	(1,315)	(1,178)	(998)
Net assets at December 31, 2011	12,801	7,590	7,550	9,597
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(42)	103	29	83
Total realized gain (loss) on investments and capital gains distributions	523	(215)	(232)	(575)
Net unrealized appreciation (depreciation) of investments	1,008	892	1,213	1,613
Net increase (decrease) in net assets from operations	1,489	780	1,010	1,121
Changes from principal transactions:				
Total unit transactions	(2,080)	(1,377)	(612)	(1,103)
Increase (decrease) in net assets derived from principal transactions	(2,080)	(1,377)	(612)	(1,103)
Total increase (decrease) in net assets	(591)	(597)	398	18
Net assets at December 31, 2012	$ 12,210	$ 6,993	$ 7,948	$ 9,615

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2012 and 2011
(Dollars in thousands)

	ING Growth and Income Portfolio - Class A	ING Growth and Income Portfolio - Class I	ING GET U.S. Core Portfolio - Series 7	ING GET U.S. Core Portfolio - Series 8
Net assets at January 1, 2011	$ -	$ 225,273	$ 8,795	$ 7,580
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(6)	231	39	(3)
Total realized gain (loss) on investments and capital gains distributions	(4)	4,877	(476)	(315)
Net unrealized appreciation (depreciation) of investments	(62)	(8,258)	293	170
Net increase (decrease) in net assets from operations	(72)	(3,150)	(144)	(148)
Changes from principal transactions:				
Total unit transactions	1,666	(23,380)	(1,437)	(1,064)
Increase (decrease) in net assets derived from principal transactions	1,666	(23,380)	(1,437)	(1,064)
Total increase (decrease) in net assets	1,594	(26,530)	(1,581)	(1,212)
Net assets at December 31, 2011	1,594	198,743	7,214	6,368
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	1	1,358	137	58
Total realized gain (loss) on investments and capital gains distributions	24	7,910	(1,358)	(1,349)
Net unrealized appreciation (depreciation) of investments	171	18,607	1,206	1,226
Net increase (decrease) in net assets from operations	196	27,875	(15)	(65)
Changes from principal transactions:				
Total unit transactions	(199)	(28,059)	(7,199)	(6,303)
Increase (decrease) in net assets derived from principal transactions	(199)	(28,059)	(7,199)	(6,303)
Total increase (decrease) in net assets	(3)	(184)	(7,214)	(6,368)
Net assets at December 31, 2012	$ 1,591	$ 198,559	$ -	$ -

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2012 and 2011
(Dollars in thousands)

	ING GET U.S. Core Portfolio - Series 9	ING GET U.S. Core Portfolio - Series 10	ING GET U.S. Core Portfolio - Series 11	ING GET U.S. Core Portfolio - Series 12
Net assets at January 1, 2011	$ 6,162	$ 4,340	$ 4,945	$ 12,788
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	23	37	23	97
Total realized gain (loss) on investments and capital gains distributions	(352)	(142)	(298)	(942)
Net unrealized appreciation (depreciation) of investments	225	54	242	780
Net increase (decrease) in net assets from operations	(104)	(51)	(33)	(65)
Changes from principal transactions:				
Total unit transactions	(1,203)	(495)	(1,085)	(3,081)
Increase (decrease) in net assets derived from principal transactions	(1,203)	(495)	(1,085)	(3,081)
Total increase (decrease) in net assets	(1,307)	(546)	(1,118)	(3,146)
Net assets at December 31, 2011	4,855	3,794	3,827	9,642
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	67	27	14	55
Total realized gain (loss) on investments and capital gains distributions	(908)	(735)	(164)	(642)
Net unrealized appreciation (depreciation) of investments	783	635	72	497
Net increase (decrease) in net assets from operations	(58)	(73)	(78)	(90)
Changes from principal transactions:				
Total unit transactions	(4,797)	(3,721)	(495)	(1,650)
Increase (decrease) in net assets derived from principal transactions	(4,797)	(3,721)	(495)	(1,650)
Total increase (decrease) in net assets	(4,855)	(3,794)	(573)	(1,740)
Net assets at December 31, 2012	$ -	$ -	$ 3,254	$ 7,902

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2012 and 2011
(Dollars in thousands)

	ING GET U.S. Core Portfolio - Series 13	ING GET U.S. Core Portfolio - Series 14	ING BlackRock Science and Technology Opportunities Portfolio - Class I	ING Euro STOXX 50® Index Portfolio - Class I
Net assets at January 1, 2011	$ 12,706	$ 9,684	$ 6,924	$ 34
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	61	122	(71)	1
Total realized gain (loss) on investments and capital gains distributions	(116)	(3)	767	1
Net unrealized appreciation (depreciation) of investments	72	15	(1,469)	(7)
Net increase (decrease) in net assets from operations	17	134	(773)	(5)
Changes from principal transactions:				
Total unit transactions	(2,515)	(2,059)	(418)	5
Increase (decrease) in net assets derived from principal transactions	(2,515)	(2,059)	(418)	5
Total increase (decrease) in net assets	(2,498)	(1,925)	(1,191)	-
Net assets at December 31, 2011	10,208	7,759	5,733	34
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	43	85	(48)	2
Total realized gain (loss) on investments and capital gains distributions	(85)	(38)	658	-
Net unrealized appreciation (depreciation) of investments	(142)	(173)	(212)	6
Net increase (decrease) in net assets from operations	(184)	(126)	398	8
Changes from principal transactions:				
Total unit transactions	(1,259)	(1,615)	(1,220)	(2)
Increase (decrease) in net assets derived from principal transactions	(1,259)	(1,615)	(1,220)	(2)
Total increase (decrease) in net assets	(1,443)	(1,741)	(822)	6
Net assets at December 31, 2012	$ 8,765	$ 6,018	$ 4,911	$ 40

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2012 and 2011
(Dollars in thousands)

	ING Index Plus LargeCap Portfolio - Class I	ING Index Plus MidCap Portfolio - Class I	ING Index Plus SmallCap Portfolio - Class I	ING International Index Portfolio - Class I
Net assets at January 1, 2011	$ 77,272	$ 9,868	$ 4,105	$ 10,272
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	530	-	(1)	133
Total realized gain (loss) on investments and capital gains distributions	(4,184)	(131)	(221)	202
Net unrealized appreciation (depreciation) of investments	2,963	(5)	182	(1,522)
Net increase (decrease) in net assets from operations	(691)	(136)	(40)	(1,187)
Changes from principal transactions:				
Total unit transactions	(12,118)	(817)	(493)	(1,462)
Increase (decrease) in net assets derived from principal transactions	(12,118)	(817)	(493)	(1,462)
Total increase (decrease) in net assets	(12,809)	(953)	(533)	(2,649)
Net assets at December 31, 2011	64,463	8,915	3,572	7,623
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	299	10	(8)	132
Total realized gain (loss) on investments and capital gains distributions	(3,044)	(110)	(120)	32
Net unrealized appreciation (depreciation) of investments	10,940	1,554	520	1,050
Net increase (decrease) in net assets from operations	8,195	1,454	392	1,214
Changes from principal transactions:				
Total unit transactions	(10,128)	(711)	(616)	(981)
Increase (decrease) in net assets derived from principal transactions	(10,128)	(711)	(616)	(981)
Total increase (decrease) in net assets	(1,933)	743	(224)	233
Net assets at December 31, 2012	$ 62,530	$ 9,658	$ 3,348	$ 7,856

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2012 and 2011
(Dollars in thousands)

	ING International Index Portfolio - Class S	ING Russell™ Large Cap Growth Index Portfolio - Class I	ING Russell™ Large Cap Index Portfolio - Class I	ING Russell™ Large Cap Value Index Portfolio - Class I
Net assets at January 1, 2011	$ 53	$ 27,852	$ 19,011	$ 8,621
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	-	(3)	87	46
Total realized gain (loss) on investments and capital gains distributions	4	1,181	1,638	262
Net unrealized appreciation (depreciation) of investments	(8)	(382)	(1,446)	(322)
Net increase (decrease) in net assets from operations	(4)	796	279	(14)
Changes from principal transactions:				
Total unit transactions	(15)	(3,686)	(4,554)	(1,513)
Increase (decrease) in net assets derived from principal transactions	(15)	(3,686)	(4,554)	(1,513)
Total increase (decrease) in net assets	(19)	(2,890)	(4,275)	(1,527)
Net assets at December 31, 2011	34	24,962	14,736	7,094
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	1	(29)	181	54
Total realized gain (loss) on investments and capital gains distributions	(1)	1,246	1,287	270
Net unrealized appreciation (depreciation) of investments	5	1,982	506	686
Net increase (decrease) in net assets from operations	5	3,199	1,974	1,010
Changes from principal transactions:				
Total unit transactions	(23)	(2,706)	(2,376)	(787)
Increase (decrease) in net assets derived from principal transactions	(23)	(2,706)	(2,376)	(787)
Total increase (decrease) in net assets	(18)	493	(402)	223
Net assets at December 31, 2012	$ 16	$ 25,455	$ 14,334	$ 7,317

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2012 and 2011
(Dollars in thousands)

	ING Russell™ Large Cap Value Index Portfolio - Class S	ING Russell™ Mid Cap Growth Index Portfolio - Class S	ING Russell™ Mid Cap Index Portfolio - Class I	ING Russell™ Small Cap Index Portfolio - Class I
Net assets at January 1, 2011	$ 1,547	$ 367	$ 260	$ 373
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	2	(2)	2	1
Total realized gain (loss) on investments and capital gains distributions	43	18	32	5
Net unrealized appreciation (depreciation) of investments	(58)	(84)	(46)	(41)
Net increase (decrease) in net assets from operations	(13)	(68)	(12)	(35)
Changes from principal transactions:				
Total unit transactions	(251)	277	252	233
Increase (decrease) in net assets derived from principal transactions	(251)	277	252	233
Total increase (decrease) in net assets	(264)	209	240	198
Net assets at December 31, 2011	1,283	576	500	571
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	4	(3)	1	-
Total realized gain (loss) on investments and capital gains distributions	42	1	28	27
Net unrealized appreciation (depreciation) of investments	126	85	56	50
Net increase (decrease) in net assets from operations	172	83	85	77
Changes from principal transactions:				
Total unit transactions	(179)	136	82	183
Increase (decrease) in net assets derived from principal transactions	(179)	136	82	183
Total increase (decrease) in net assets	(7)	219	167	260
Net assets at December 31, 2012	$ 1,276	$ 795	$ 667	$ 831

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2012 and 2011
(Dollars in thousands)

	ING Small Company Portfolio - Class I	ING U.S. Bond Index Portfolio - Class I	ING International Value Portfolio - Class I	ING MidCap Opportunities Portfolio - Class I
Net assets at January 1, 2011	$ 33,287	$ 1,305	$ 1,872	$ 1,993
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(229)	28	28	(18)
Total realized gain (loss) on investments and capital gains distributions	(917)	35	(97)	225
Net unrealized appreciation (depreciation) of investments	179	27	(209)	(271)
Net increase (decrease) in net assets from operations	(967)	90	(278)	(64)
Changes from principal transactions:				
Total unit transactions	(6,054)	1,109	(261)	(80)
Increase (decrease) in net assets derived from principal transactions	(6,054)	1,109	(261)	(80)
Total increase (decrease) in net assets	(7,021)	1,199	(539)	(144)
Net assets at December 31, 2011	26,266	2,504	1,333	1,849
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(204)	18	23	(8)
Total realized gain (loss) on investments and capital gains distributions	656	43	25	246
Net unrealized appreciation (depreciation) of investments	2,866	(23)	187	9
Net increase (decrease) in net assets from operations	3,318	38	235	247
Changes from principal transactions:				
Total unit transactions	(3,726)	(1,322)	(169)	(197)
Increase (decrease) in net assets derived from principal transactions	(3,726)	(1,322)	(169)	(197)
Total increase (decrease) in net assets	(408)	(1,284)	66	50
Net assets at December 31, 2012	$ 25,858	$ 1,220	$ 1,399	$ 1,899

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2012 and 2011
(Dollars in thousands)

	ING MidCap Opportunities Portfolio - Class S	ING SmallCap Opportunities Portfolio - Class I	ING SmallCap Opportunities Portfolio - Class S	Janus Aspen Series Balanced Portfolio - Institutional Shares
Net assets at January 1, 2011	$ 3,477	$ 852	$ 2,465	$ 14
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(41)	(8)	(26)	-
Total realized gain (loss) on investments and capital gains distributions	443	71	111	1
Net unrealized appreciation (depreciation) of investments	(504)	(91)	(93)	(1)
Net increase (decrease) in net assets from operations	(102)	(28)	(8)	-
Changes from principal transactions:				
Total unit transactions	63	(57)	(382)	-
Increase (decrease) in net assets derived from principal transactions	63	(57)	(382)	-
Total increase (decrease) in net assets	(39)	(85)	(390)	-
Net assets at December 31, 2011	3,438	767	2,075	14
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	(27)	(7)	(26)	-
Total realized gain (loss) on investments and capital gains distributions	555	107	271	1
Net unrealized appreciation (depreciation) of investments	(100)	17	22	-
Net increase (decrease) in net assets from operations	428	117	267	1
Changes from principal transactions:				
Total unit transactions	(494)	14	(45)	(8)
Increase (decrease) in net assets derived from principal transactions	(494)	14	(45)	(8)
Total increase (decrease) in net assets	(66)	131	222	(7)
Net assets at December 31, 2012	$ 3,372	$ 898	$ 2,297	$ 7

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2012 and 2011
(Dollars in thousands)

	Janus Aspen Series Enterprise Portfolio - Institutional Shares	Janus Aspen Series Flexible Bond Portfolio - Institutional Shares	Janus Aspen Series Worldwide Portfolio - Institutional Shares	Lord Abbett Series Fund - Mid-Cap Stock Portfolio - Class VC
Net assets at January 1, 2011	$ 2	$ 3	$ 1	$ 2,550
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	-	-	-	(17)
Total realized gain (loss) on investments and capital gains distributions	-	-	-	(198)
Net unrealized appreciation (depreciation) of investments	-	-	-	100
Net increase (decrease) in net assets from operations	-	-	-	(115)
Changes from principal transactions:				
Total unit transactions	(2)	-	-	(362)
Increase (decrease) in net assets derived from principal transactions	(2)	-	-	(362)
Total increase (decrease) in net assets	(2)	-	-	(477)
Net assets at December 31, 2011	-	3	1	2,073
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	-	-	-	(8)
Total realized gain (loss) on investments and capital gains distributions	-	-	-	(122)
Net unrealized appreciation (depreciation) of investments	-	-	-	394
Net increase (decrease) in net assets from operations	-	-	-	264
Changes from principal transactions:				
Total unit transactions	-	(3)	(1)	(459)
Increase (decrease) in net assets derived from principal transactions	-	(3)	(1)	(459)
Total increase (decrease) in net assets	-	(3)	(1)	(195)
Net assets at December 31, 2012	$ -	$ -	$ -	$ 1,878

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2012 and 2011
(Dollars in thousands)

	Oppenheimer Global Securities Fund/VA	Oppenheimer Main Street Fund®/VA	Oppenheimer Main Street Small- & Mid- Cap Fund®/VA	Oppenheimer Small- & Mid- Cap Growth Fund/VA
Net assets at January 1, 2011	$ 63	$ 286	$ 871	$ 55
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	1	(1)	(1)	(1)
Total realized gain (loss) on investments and capital gains distributions	(1)	(19)	(24)	2
Net unrealized appreciation (depreciation) of investments	(4)	11	(5)	(11)
Net increase (decrease) in net assets from operations	(4)	(9)	(30)	(10)
Changes from principal transactions:				
Total unit transactions	(12)	(10)	(242)	91
Increase (decrease) in net assets derived from principal transactions	(12)	(10)	(242)	91
Total increase (decrease) in net assets	(16)	(19)	(272)	81
Net assets at December 31, 2011	47	267	599	136
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	-	-	(2)	(2)
Total realized gain (loss) on investments and capital gains distributions	(6)	(4)	5	1
Net unrealized appreciation (depreciation) of investments	10	45	103	22
Net increase (decrease) in net assets from operations	4	41	106	21
Changes from principal transactions:				
Total unit transactions	(32)	(20)	60	(12)
Increase (decrease) in net assets derived from principal transactions	(32)	(20)	60	(12)
Total increase (decrease) in net assets	(28)	21	166	9
Net assets at December 31, 2012	$ 19	$ 288	$ 765	$ 145

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2012 and 2011
(Dollars in thousands)

	PIMCO Real Return Portfolio - Administrative Class	Pioneer Emerging Markets VCT Portfolio - Class I	Pioneer High Yield VCT Portfolio - Class I	Invesco Van Kampen American Franchise Fund - Class I Shares
Net assets at January 1, 2011	$ 7,054	$ 4,363	$ 502	$ -
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	309	(14)	24	-
Total realized gain (loss) on investments and capital gains distributions	255	(38)	64	-
Net unrealized appreciation (depreciation) of investments	72	(814)	(108)	-
Net increase (decrease) in net assets from operations	636	(866)	(20)	-
Changes from principal transactions:				
Total unit transactions	192	(2,470)	(65)	-
Increase (decrease) in net assets derived from principal transactions	192	(2,470)	(65)	-
Total increase (decrease) in net assets	828	(3,336)	(85)	-
Net assets at December 31, 2011	7,882	1,027	417	-
Increase (decrease) in net assets				
Operations:				
Net investment income (loss)	19	(3)	43	(4)
Total realized gain (loss) on investments and capital gains distributions	616	(9)	7	(4)
Net unrealized appreciation (depreciation) of investments	23	140	18	(17)
Net increase (decrease) in net assets from operations	658	128	68	(25)
Changes from principal transactions:				
Total unit transactions	759	370	71	718
Increase (decrease) in net assets derived from principal transactions	759	370	71	718
Total increase (decrease) in net assets	1,417	498	139	693
Net assets at December 31, 2012	$ 9,299	$ 1,525	$ 556	$ 693

The accompanying notes are an integral part of these financial statements.

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Statements of Changes in Net Assets
For the Years Ended December 31, 2012 and 2011
(Dollars in thousands)

	Wanger International	Wanger Select	Wanger USA
Net assets at January 1, 2011	$ 1,990	$ 3,507	$ 807
Increase (decrease) in net assets			
Operations:			
Net investment income (loss)	73	39	(7)
Total realized gain (loss) on investments and capital gains distributions	158	227	189
Net unrealized appreciation (depreciation) of investments	(547)	(825)	(237)
Net increase (decrease) in net assets from operations	(316)	(559)	(55)
Changes from principal transactions:			
Total unit transactions	31	(616)	(47)
Increase (decrease) in net assets derived from principal transactions	31	(616)	(47)
Total increase (decrease) in net assets	(285)	(1,175)	(102)
Net assets at December 31, 2011	1,705	2,332	705
Increase (decrease) in net assets			
Operations:			
Net investment income (loss)	6	(10)	(5)
Total realized gain (loss) on investments and capital gains distributions	177	105	41
Net unrealized appreciation (depreciation) of investments	153	308	94
Net increase (decrease) in net assets from operations	336	403	130
Changes from principal transactions:			
Total unit transactions	(299)	(99)	45
Increase (decrease) in net assets derived from principal transactions	(299)	(99)	45
Total increase (decrease) in net assets	37	304	175
Net assets at December 31, 2012	$ 1,742	$ 2,636	$ 880

The accompanying notes are an integral part of these financial statements.

**VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY**
Notes to Financial Statements

1.   **Organization**

Variable Annuity Account B of ING Life Insurance and Annuity Company (the "Account") was established by ING Life Insurance and Annuity Company ("ILIAC" or the "Company") to support the operations of variable annuity contracts ("Contracts"). The Company is an indirect, wholly owned subsidiary of ING U.S., Inc. (name changed from ING America Insurance Holdings, Inc.), an insurance holding company domiciled in the State of Delaware. ING U.S., Inc. is an indirect, wholly owned subsidiary of ING Groep, N.V. ("ING"), a global financial services holding company based in The Netherlands.

ING has announced the anticipated separation of its global banking and insurance businesses. While all options for effecting this separation remain open, ING has announced that the base case for this separation includes an initial public offering ("IPO") of ING U.S., Inc., which together with its subsidiaries, constitutes ING's U.S.-based retirement, investment management, and insurance operations. ING U.S., Inc. filed a registration statement on Form S-1 with the U.S. Securities and Exchange Commission ("SEC") on November 9, 2012, which was amended on January 23, 2013, in connection with the proposed IPO of its common stock.

The Account is registered as a unit investment trust with the SEC under the Investment Company Act of 1940, as amended. The Account is exclusively for use with Contracts that may be entitled to tax-deferred treatment under specific sections of the Internal Revenue Code of 1986, as amended. ILIAC provides for variable accumulation and benefits under the Contracts by crediting annuity considerations to one or more divisions within the Account or the fixed account (an investment option in the Company's general account), as directed by the contract owners. The portion of the Account's assets applicable to Contracts will not be charged with liabilities arising out of any other business ILIAC may conduct, but obligations of the Account, including the promise to make benefit payments, are obligations of ILIAC. Under applicable insurance law, the assets and liabilities of the Account are clearly identified and distinguished from the other assets and liabilities of ILIAC.

At December 31, 2012, the Account had 130 investment divisions (the "Divisions"), 32 of which invest in independently managed mutual funds and 98 of which invest in mutual funds managed by affiliates, either Directed Services LLC ("DSL") or ING Investments, LLC ("IIL"). The assets in each Division are invested in shares of a designated fund ("Fund") of various investment trusts (the "Trusts"). Investment Divisions with asset balances at December 31, 2012 and related Trusts are as follows:

AIM Variable Insurance Funds:
   Invesco V.I. Core Equity Fund - Series I Shares
American Funds Insurance Series:
   American Funds Insurance Series® Growth - Income
      Fund - Class 2
   American Funds Insurance Series® International Fund -

Calvert Variable Series, Inc.:
   Calvert VP SRI Balanced Portfolio
Federated Insurance Series:
   Federated Capital Appreciation Fund II- Primary Shares
   Federated Fund for U.S. Government Securities II
   Federated High Income Bond Fund II - Primary Shares

Class 2

Federated Insurance Series (continued):
  Federated Managed Volatility Fund II
  Federated Prime Money Fund II

Fidelity® Variable Insurance Products:
  Fidelity® VIP Equity-Income Portfolio - Initial Class
  Fidelity® VIP Growth Portfolio - Initial Class
  Fidelity® VIP High Income Portfolio - Initial Class
  Fidelity® VIP Overseas Portfolio - Initial Class

Fidelity® Variable Insurance Products II:
  Fidelity® VIP Contrafund® Portfolio - Initial Class
  Fidelity® VIP Index 500 Portfolio - Initial Class

Fidelity® Variable Insurance Products V:
  Fidelity® VIP Investment Grade Bond Portfolio - Initial
  Class

Franklin Templeton Variable Insurance Products Trust:
  Franklin Small Cap Value Securities Fund - Class 2

ING Balanced Portfolio, Inc.:
  ING Balanced Portfolio - Class I

ING Intermediate Bond Portfolio:
  ING Intermediate Bond Portfolio - Class I

ING Investors Trust:
  ING American Funds Asset Allocation Portfolio
  ING American Funds International Portfolio
  ING American Funds World Allocation
    Portfolio - Service Class
  ING BlackRock Health Sciences Opportunities
    Portfolio - Service Class
  ING BlackRock Inflation Protected Bond
    Portfolio - Institutional Class
  ING BlackRock Inflation Protected Bond
    Portfolio - Service Class
  ING BlackRock Large Cap Growth
    Portfolio - Institutional Class
  ING Clarion Global Real Estate Portfolio - Institutional
    Class
  ING Clarion Global Real Estate Portfolio - Service Class
  ING Clarion Real Estate Portfolio - Service Class
  ING FMR℠ Diversified Mid Cap Portfolio - Institutional
    Class
  ING FMR℠ Diversified Mid Cap Portfolio - Service
    Class
  ING Franklin Income Portfolio - Service Class
  ING Franklin Mutual Shares Portfolio - Service Class
  ING Franklin Templeton Founding Strategy
    Portfolio - Service Class
  ING Global Resources Portfolio - Service Class
  ING Invesco Van Kampen Growth and Income
    Portfolio - Service Class
  ING JPMorgan Emerging Markets Equity
    Portfolio - Institutional Class
  ING JPMorgan Emerging Markets Equity
    Portfolio - Service Class
  ING JPMorgan Small Cap Core Equity
    Portfolio - Institutional Class
  ING JPMorgan Small Cap Core Equity Portfolio -
    Service Class
  ING Large Cap Growth Portfolio - Institutional Class
  ING Large Cap Value Portfolio - Institutional Class

Federated Kaufman Fund II - Primary Shares

ING Investors Trust (continued):
  ING Large Cap Value Portfolio - Service Class
  ING Marsico Growth Portfolio - Service Class
  ING MFS Total Return Portfolio - Institutional Class
  ING MFS Total Return Portfolio - Service Class
  ING MFS Utilities Portfolio - Service Class
  ING PIMCO High Yield Portfolio - Service Class
  ING PIMCO Total Return Bond Portfolio - Service
    Class
  ING Pioneer Fund Portfolio - Institutional Class
  ING Pioneer Mid Cap Value Portfolio - Institutional
    Class
  ING Pioneer Mid Cap Value Portfolio - Service Class
  ING Retirement Conservative Portfolio - Adviser Class
  ING Retirement Growth Portfolio - Adviser Class
  ING Retirement Moderate Growth Portfolio - Adviser
    Class
  ING Retirement Moderate Portfolio - Adviser Class
  ING T. Rowe Price Capital Appreciation
    Portfolio - Service Class
  ING T. Rowe Price Equity Income Portfolio - Service
    Class
  ING T. Rowe Price International Stock Portfolio -
    Service Class
  ING Templeton Global Growth Portfolio - Service Class
  ING U.S. Stock Index Portfolio - Service Class

ING Money Market Portfolio:
  ING Money Market Portfolio - Class I
  ING Money Market Portfolio - Class S

ING Partners, Inc.:
  ING American Century Small-Mid Cap Value
    Portfolio Service Class
  ING Baron Growth Portfolio - Service Class
  ING Columbia Small Cap Value II Portfolio - Service
    Class
  ING Davis New York Venture Portfolio - Service Class
  ING Global Bond Portfolio - Initial Class
  ING Global Bond Portfolio - Service Class
  ING Growth and Income Core Portfolio - Initial Class
  ING Invesco Van Kampen Comstock Portfolio - Service
    Class
  ING Invesco Van Kampen Equity and Income
    Portfolio - Initial Class
  ING JPMorgan Mid Cap Value Portfolio - Service Class
  ING Oppenheimer Global Portfolio - Initial Class
  ING PIMCO Total Return Portfolio - Service Class
  ING Pioneer High Yield Portfolio - Initial Class
  ING Solution 2015 Portfolio - Service Class
  ING Solution 2025 Portfolio - Service Class
  ING Solution 2035 Portfolio - Service Class
  ING Solution 2045 Portfolio - Service Class
  ING Solution Income Portfolio - Service Class
  ING T. Rowe Price Diversified Mid Cap Growth
    Portfolio - Initial Class
  ING T. Rowe Price Growth Equity Portfolio - Initial
    Class
  ING Templeton Foreign Equity Portfolio - Initial Class
  ING UBS U.S. Large Cap Equity Portfolio - Initial Class

ING Strategic Allocation Portfolios, Inc.:
  ING Strategic Allocation Conservative
    Portfolio - Class I
  ING Strategic Allocation Growth Portfolio - Class I
  ING Strategic Allocation Moderate Portfolio - Class I
ING Variable Funds:
  ING Growth and Income Portfolio - Class A
  ING Growth and Income Portfolio - Class I
ING Variable Insurance Trust:
  ING GET U.S. Core Portfolio - Series 11
  ING GET U.S. Core Portfolio - Series 12
  ING GET U.S. Core Portfolio - Series 13
  ING GET U.S. Core Portfolio - Series 14
ING Variable Portfolios, Inc.:
  ING BlackRock Science and Technology Opportunities
    Portfolio - Class I
  ING Euro STOXX 50® Index Portfolio - Class I
  ING Index Plus LargeCap Portfolio - Class I
  ING Index Plus MidCap Portfolio - Class I
  ING Index Plus SmallCap Portfolio - Class I
  ING International Index Portfolio - Class I
  ING International Index Portfolio - Class S
  ING Russell™ Large Cap Growth Index
    Portfolio - Class I
  ING Russell™ Large Cap Index Portfolio - Class I
  ING Russell™ Large Cap Value Index
    Portfolio - Class I
  ING Russell™ Large Cap Value Index Portfolio -
    Class S
  ING Russell™ Mid Cap Growth Index Portfolio -
    Class S
  ING Russell™ Mid Cap Index Portfolio - Class I
  ING Russell™ Small Cap Index Portfolio - Class I
  ING Small Company Portfolio - Class I
  ING U.S. Bond Index Portfolio - Class I

ING Variable Products Trust:
  ING International Value Portfolio - Class I
  ING MidCap Opportunities Portfolio - Class I
  ING MidCap Opportunities Portfolio - Class S
  ING SmallCap Opportunities Portfolio - Class I
  ING SmallCap Opportunities Portfolio - Class S
Janus Aspen Series:
  Janus Aspen Series Balanced Portfolio - Institutional
    Shares
  Janus Aspen Series Enterprise Portfolio - Institutional
    Shares
Lord Abbett Series Fund, Inc.:
  Lord Abbett Series Fund - Mid-Cap Stock
    Portfolio - Class VC
Oppenheimer Variable Account Funds:
  Oppenheimer Global Securities Fund/VA
  Oppenheimer Main Street Fund®/VA
  Oppenheimer Main Street Small- & Mid-Cap
    Fund®/VA
  Oppenheimer Small- & Mid-Cap Growth Fund/VA
PIMCO Variable Insurance Trust:
  PIMCO Real Return Portfolio - Administrative Class
Pioneer Variable Contracts Trust:
  Pioneer Emerging Markets VCT Portfolio - Class I
  Pioneer High Yield VCT Portfolio - Class I
Van Kampen Equity Trust II:
  Invesco Van Kampen America Franchise Fund – Class I
    Shares
Wanger Advisors Trust:
  Wanger International
  Wanger Select
  Wanger USA

The names of certain Trusts and Divisions were changed during 2012. The following is a summary of current and former names for those Trusts and Divisions:

Current Name	Former Name
AIM Variable Insurance Funds	Invesco Variable Insurance Funds
ING Partners, Inc.:	ING Partners, Inc.:
ING Baron Growth Portfolio - Service Class	ING Baron Small Cap Growth Portfolio - Service Class
ING Growth and Income Core Portfolio - Initial Class	ING Thornburg Value Portfolio - Initial Class
Lord Abbett Series Fund, Inc.:	Lord Abbett Series Fund, Inc.:
Lord Abbett Series Fund - Mid-Cap Stock Portfolio - Class VC	Lord Abbett Series Fund - Mid-Cap Value Portfolio - Class VC

During 2012, the following Divisions were closed to contract owners:

AIM Variable Insurance Funds:
  Invesco V.I. Capital Appreciation Fund - Series I
    Shares
ING Investors Trust:
  ING American Funds Growth Portfolio
  ING Artio Foreign Portfolio - Service Class
ING Variable Insurance Trust:
  ING GET U.S. Core Portfolio - Series 7
  ING GET U.S. Core Portfolio - Series 8
  ING GET U.S. Core Portfolio - Series 9
  ING GET U.S. Core Portfolio - Series 10
Janus Aspen Series:
  Janus Aspen Series Flexible Bond Portfolio -
    Institutional Shares
  Janus Aspen Series Worldwide Portfolio -
    Institutional Shares

2.   **Significant Accounting Policies**

The following is a summary of the significant accounting policies of the Account:

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from reported results using those estimates.

Investments

Investments are made in shares of a Division and are recorded at fair value, determined by the net asset value per share of the respective Division. Investment transactions in each Division are recorded on the trade date. Distributions of net investment income and capital gains from each Division are recognized on the ex-distribution date. Realized gains and losses on redemptions of the shares of the Division are determined on a first-in, first-out basis. The difference between cost and current fair value of investments owned on the day of measurement is recorded as unrealized appreciation or depreciation of investments.

Federal Income Taxes

Operations of the Account form a part of, and are taxed with, the total operations of ILIAC, which is taxed as a life insurance company under the Internal Revenue Code ("IRC"). Under the current provisions of the IRC, the Company does not expect to incur federal income taxes on the earnings of the Account to the extent the earnings are credited to contract owners. Accordingly, earnings and realized capital gains of the Account attributable to the contract owners are excluded in the determination of the federal income tax liability of ILIAC, and no charge is being made to the Account for federal income taxes for these amounts. The Company will review this tax accounting in the event of changes in the tax law. Such changes in the law may result in a charge for federal income taxes.

Contract Owner Reserves

The annuity reserves of the Account are represented by net assets on the Statements of Assets and Liabilities and are equal to the aggregate account values of the contract owners invested in the Account Divisions. Net assets allocated to contracts in the payout period are computed according to the industry standard mortality tables. The assumed investment return is elected by the annuitant and may vary from 0.0% to 5.0%. The mortality risk is fully borne by the Company to the extent that benefits to be paid to the contract owners exceed their account values, ILIAC will contribute additional funds to the benefit proceeds. Conversely, if amounts allocated exceed amounts required, transfers may be made to ILIAC. Prior to the annuity date, the Contracts are redeemable for the net cash surrender value of the Contracts.

Changes from Principal Transactions

Included in Changes from Principal Transactions on the Statements of Changes in Net Assets are items which relate to contract owner activity, including deposits, surrenders and withdrawals, benefits, and contract charges. Also included are transfers between the fixed account and the Divisions, transfers between Divisions, and transfers to (from) ILIAC related to gains and losses resulting from actual mortality experience (the full responsibility for which is assumed by ILIAC). Any net unsettled transactions as of the reporting date are included in Due to related parties on the Statements of Assets and Liabilities.

Subsequent Events

The Account has evaluated subsequent events for recognition and disclosure through the date the financial statements as of December 31, 2012 and for the years ended December 31, 2012 and 2011, were issued.

3.   **Financial Instruments**

The Account invests assets in shares of open-end mutual funds, which process orders to purchase and redeem shares on a daily basis at the fund's next computed net asset values ("NAV"). The fair value of the Account's assets is based on the NAVs of mutual funds, which are obtained from the custodian and reflect the fair values of the mutual Fund Investments. The NAV is calculated daily upon close of the New York Stock Exchange and is based on the fair values of the underlying securities.

The Account's financial assets are recorded at fair value on the Statements of Assets and Liabilities and are categorized as Level 1 as of December 31, 2012 based on the priority of the inputs to the valuation technique below. There were no transfers among the levels for the year ended December 31, 2012. The Account had no financial liabilities as of December 31, 2012.

The Account categorizes its financial instruments into a three-level hierarchy based on the priority of the inputs to the valuation technique. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). If the inputs used to measure fair value fall within different levels of the hierarchy, the category level is based on the lowest priority level input that is significant to the fair value measurement of the instrument.

- Level 1 - Unadjusted quoted prices for identical assets or liabilities in an active market. The Account defines an active market as a market in which transactions take place with sufficient frequency and volume to provide pricing information on an ongoing basis.
- Level 2 - Quoted prices in markets that are not active or valuation techniques that require inputs that are observable either directly or indirectly for substantially the full term of the asset or liability. Level 2 inputs include the following:
  a)   Quoted prices for similar assets or liabilities in active markets;
  b)   Quoted prices for identical or similar assets or liabilities in non-active markets;
  c)   Inputs other than quoted market prices that are observable; and
  d)   Inputs that are derived principally from or corroborated by observable market data through correlation or other means.
- Level 3 - Prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement. These valuations, whether derived internally or obtained from a third party, use critical assumptions that are not widely available to estimate market participant expectations in valuing the asset or liability.

4.   Charges and Fees

Under the terms of the Contracts, certain charges and fees are incurred by the Contracts to cover ILIAC's expenses in connection with the issuance and administration of the Contracts. Following is a summary of these charges and fees:

Mortality and Expense Risk Charges

ILIAC assumes mortality and expense risks related to the operations of the Account and, in accordance with the terms of the Contracts, deducts a daily charge from the assets of the Account. Daily charges are deducted at annual rates of up to 1.25% of the average daily net asset value of each Division of the Account to cover these risks, as specified in the Contracts. These charges are assessed through a reduction in unit values.

Asset Based Administrative Charges

A daily charge to cover administrative expenses of the Account is deducted at an annual rate of up to 0.25% of the assets attributable to the Contracts. These charges are assessed through a reduction in unit values.

Contract Maintenance Charges

An annual Contract maintenance fee of up to $40 may be deducted from the accumulation value of Contracts to cover ongoing administrative expenses, as specified in the Contract. These charges are assessed through the redemption of units.

Contingent Deferred Sales Charges

For certain Contracts, a contingent deferred sales charge ("Surrender Charge") is imposed as a percentage that ranges up to 7.00% of each premium payment if the Contract is surrendered or an excess partial withdrawal is taken, as specified in the Contract. These charges are assessed through the redemption of units.

Premium Taxes

For certain Contracts, premium taxes are deducted, where applicable, from the accumulation value of each Contract. The amount and timing of the deduction depends on the contract owner's state of residence and currently ranges up to 4.00% of premiums. These charges are assessed through the redemption of units.

Other Contract Charges

Under the Fixed/Variable Premium Immediate Annuity contract, an additional annual charge of 1.00% is deducted daily from the accumulation values for contract owners who select the Guaranteed Minimum Income feature and Minimum Guaranteed Withdrawal

Benefit, for Deferred Variable Annuity contracts, an additional annual charge of up to 0.50% is deducted daily from the accumulation value for amounts invested in the ING GET U.S. Core Portfolio Funds. In addition, an annual charge of up to 0.50% is deducted daily from the accumulation values for contract owners who select the Premium Bonus Option feature. These charges are assessed through either a reduction in unit values or the redemption of units.

Fees Waived by ILIAC

Certain charges and fees for various types of Contracts may be waived by ILIAC. ILIAC reserves the right to discontinue these waivers at its discretion or to conform with changes in the law.

5.   **Related Party Transactions**

During the year ended December 31, 2012, management fees were paid indirectly to DSL, an affiliate of the Company, in its capacity as investment adviser to ING Investors Trust and ING Partners, Inc. The Trusts' advisory agreement provided for fees at annual rates up to 1.25% of the average net assets of each respective Fund.

Management fees were also paid indirectly to IIL, an affiliate of the Company, in its capacity as investment adviser to the ING Balanced Portfolio, Inc., ING Intermediate Bond Portfolio, ING Money Market Portfolio, ING Strategic Allocation Portfolios, Inc., ING Variable Funds, ING Variable Insurance Trust, ING Variable Portfolios, Inc., and ING Variable Products Trust. The Trusts' advisory agreement provided for a fee at annual rates ranging from 0.08% to 0.95% of the average net assets of each respective Fund.

6.   Purchases and Sales of Investment Securities

The aggregate cost of purchases and proceeds from sales of investments for the year ended December 31, 2012 follow:

	Purchases	Sales
	(Dollars in thousands)	
AIM Variable Insurance Funds:		
Invesco V.I. Capital Appreciation Fund - Series I Shares	$ 110	$ 801
Invesco V.I. Core Equity Fund - Series I Shares	98	334
American Funds Insurance Series:		
American Funds Insurance Series® Growth-Income Fund - Class 2	4	-
American Funds Insurance Series® International Fund - Class 2	6	-
Calvert Variable Series, Inc.:		
Calvert VP SRI Balanced Portfolio	132	383
Federated Insurance Series:		
Federated Capital Appreciation Fund II - Primary Shares	326	866
Federated Fund for U.S. Government Securities II	128	308
Federated High Income Bond Fund II - Primary Shares	321	313
Federated Kaufmann Fund II - Primary Shares	33	342
Federated Managed Volatility Fund II	350	787
Federated Prime Money Fund II	247	616
Fidelity® Variable Insurance Products:		
Fidelity® VIP Equity-Income Portfolio - Initial Class	5,334	10,468
Fidelity® VIP Growth Portfolio - Initial Class	585	1,586
Fidelity® VIP High Income Portfolio - Initial Class	36	37
Fidelity® VIP Overseas Portfolio - Initial Class	280	721
Fidelity® Variable Insurance Products II:		
Fidelity® VIP Contrafund® Portfolio - Initial Class	3,213	19,045
Fidelity® VIP Index 500 Portfolio - Initial Class	973	2,978
Fidelity® Variable Insurance Products V:		
Fidelity® VIP Investment Grade Bond Portfolio - Initial Class	36	76
Franklin Templeton Variable Insurance Products Trust:		
Franklin Small Cap Value Securities Fund - Class 2	601	1,112
ING Balanced Portfolio, Inc.:		
ING Balanced Portfolio - Class I	3,096	10,870
ING Intermediate Bond Portfolio:		
ING Intermediate Bond Portfolio - Class I	27,065	18,557
ING Investors Trust:		
ING American Funds Asset Allocation Portfolio	1,006	101
ING American Funds Growth Portfolio	310	10,787
ING American Funds International Portfolio	571	3,306
ING American Funds World Allocation Portfolio - Service Class	297	300
ING Artio Foreign Portfolio - Service Class	84	3,140
ING BlackRock Health Sciences Opportunities Portfolio - Service Class	191	250
ING BlackRock Inflation Protected Bond Portfolio - Institutional Class	66	31

	Purchases	**Sales**
	(Dollars in thousands)	
ING Investors Trust (continued):		
ING BlackRock Inflation Protected Bond Portfolio - Service Class	$ 3,223	$ 1,086
ING BlackRock Large Cap Growth Portfolio - Institutional Class	848	3,815
ING Clarion Global Real Estate Portfolio - Institutional Class	524	588
ING Clarion Global Real Estate Portfolio - Service Class	242	189
ING Clarion Real Estate Portfolio - Service Class	854	648
ING FMR^{SM} Diversified Mid Cap Portfolio - Institutional Class	402	2,478
ING FMR^{SM} Diversified Mid Cap Portfolio - Service Class	97	244
ING Franklin Income Portfolio - Service Class	1,293	1,010
ING Franklin Mutual Shares Portfolio - Service Class	94	355
ING Franklin Templeton Founding Strategy Portfolio - Service Class	285	1
ING Global Resources Portfolio - Service Class	767	1,818
ING Invesco Van Kampen Growth and Income Portfolio - Service Class	38	263
ING JPMorgan Emerging Markets Equity Portfolio - Institutional Class	767	1,342
ING JPMorgan Emerging Markets Equity Portfolio - Service Class	1,716	1,104
ING JPMorgan Small Cap Core Equity Portfolio - Institutional Class	530	878
ING JPMorgan Small Cap Core Equity Portfolio - Service Class	112	131
ING Large Cap Growth Portfolio - Institutional Class	12,893	7,711
ING Large Cap Value Portfolio - Institutional Class	699	679
ING Large Cap Value Portfolio - Service Class	614	148
ING Marsico Growth Portfolio - Service Class	128	953
ING MFS Total Return Portfolio - Institutional Class	1,198	6,431
ING MFS Total Return Portfolio - Service Class	177	167
ING MFS Utilities Portfolio - Service Class	288	976
ING PIMCO High Yield Portfolio - Service Class	1,395	913
ING PIMCO Total Return Bond Portfolio - Service Class	3,046	840
ING Pioneer Fund Portfolio - Institutional Class	1,824	2,873
ING Pioneer Mid Cap Value Portfolio - Institutional Class	154	495
ING Pioneer Mid Cap Value Portfolio - Service Class	61	135
ING Retirement Conservative Portfolio - Adviser Class	1,678	589
ING Retirement Growth Portfolio - Adviser Class	208	703
ING Retirement Moderate Growth Portfolio - Adviser Class	321	1,554
ING Retirement Moderate Portfolio - Adviser Class	821	2,594
ING T. Rowe Price Capital Appreciation Portfolio - Service Class	4,216	2,010
ING T. Rowe Price Equity Income Portfolio - Service Class	822	2,030
ING T. Rowe Price International Stock Portfolio - Service Class	238	1,114
ING Templeton Global Growth Portfolio - Service Class	101	103
ING U.S. Stock Index Portfolio - Service Class	22	16
ING Money Market Portfolio:		
ING Money Market Portfolio - Class I	17,711	31,334
ING Money Market Portfolio - Class S	3	202

	Purchases	**Sales**
	(Dollars in thousands)	

ING Partners, Inc.:

	Purchases	Sales
ING American Century Small-Mid Cap Value Portfolio - Service Class	$ 333	$ 317
ING Baron Growth Portfolio - Service Class	859	903
ING Columbia Small Cap Value II Portfolio - Service Class	12	96
ING Davis New York Venture Portfolio - Service Class	110	326
ING Global Bond Portfolio - Initial Class	3,540	7,743
ING Global Bond Portfolio - Service Class	27	39
ING Growth and Income Core Portfolio - Initial Class	777	2,669
ING Invesco Van Kampen Comstock Portfolio - Service Class	55	142
ING Invesco Van Kampen Equity and Income Portfolio - Initial Class	1,654	9,803
ING JPMorgan Mid Cap Value Portfolio - Service Class	371	423
ING Oppenheimer Global Portfolio - Initial Class	1,890	11,827
ING PIMCO Total Return Portfolio - Service Class	2,243	2,365
ING Pioneer High Yield Portfolio - Initial Class	2,636	3,286
ING Solution 2015 Portfolio - Service Class	681	1,989
ING Solution 2025 Portfolio - Service Class	471	198
ING Solution 2035 Portfolio - Service Class	850	273
ING Solution 2045 Portfolio - Service Class	438	282
ING Solution Income Portfolio - Service Class	286	212
ING T. Rowe Price Diversified Mid Cap Growth Portfolio - Initial Class	4,406	7,552
ING T. Rowe Price Growth Equity Portfolio - Initial Class	1,755	5,706
ING Templeton Foreign Equity Portfolio - Initial Class	4,013	3,623
ING UBS U.S. Large Cap Equity Portfolio - Initial Class	564	2,687
ING Strategic Allocation Portfolios, Inc.:		
ING Strategic Allocation Conservative Portfolio - Class I	586	1,860
ING Strategic Allocation Growth Portfolio - Class I	318	900
ING Strategic Allocation Moderate Portfolio - Class I	412	1,432
ING Variable Funds:		
ING Growth and Income Portfolio - Class A	336	534
ING Growth and Income Portfolio - Class I	7,458	34,165
ING Variable Insurance Trust:		
ING GET U.S. Core Portfolio - Series 7	160	7,222
ING GET U.S. Core Portfolio - Series 8	103	6,347
ING GET U.S. Core Portfolio - Series 9	121	4,851
ING GET U.S. Core Portfolio - Series 10	83	3,777
ING GET U.S. Core Portfolio - Series 11	74	555
ING GET U.S. Core Portfolio - Series 12	254	1,847
ING GET U.S. Core Portfolio - Series 13	211	1,428
ING GET U.S. Core Portfolio - Series 14	250	1,780
ING Variable Portfolios, Inc.:		
ING BlackRock Science and Technology Opportunities Portfolio - Class I	1,331	2,284
ING Euro STOXX 50® Index Portfolio - Class I	5	4
ING Index Plus LargeCap Portfolio - Class I	4,387	14,219
ING Index Plus MidCap Portfolio - Class I	409	1,110
ING Index Plus SmallCap Portfolio - Class I	275	899
ING International Index Portfolio - Class I	639	1,488

		(Dollars in thousands)		
ING Variable Portfolios, Inc. (continued):				
ING International Index Portfolio - Class S	$	19	$	40
ING Russell™ Large Cap Growth Index Portfolio - Class I		960		3,696
ING Russell™ Large Cap Index Portfolio - Class I		2,300		4,496
ING Russell™ Large Cap Value Index Portfolio - Class I		515		1,248
ING Russell™ Large Cap Value Index Portfolio - Class S		33		209
ING Russell™ Mid Cap Growth Index Portfolio - Class S		152		19
ING Russell™ Mid Cap Index Portfolio - Class I		158		55
ING Russell™ Small Cap Index Portfolio - Class I		392		179
ING Small Company Portfolio - Class I		1,636		4,620
ING U.S. Bond Index Portfolio - Class I		268		1,540
ING Variable Products Trust:				
ING International Value Portfolio - Class I		88		234
ING MidCap Opportunities Portfolio - Class I		631		785
ING MidCap Opportunities Portfolio - Class S		570		999
ING SmallCap Opportunities Portfolio - Class I		473		380
ING SmallCap Opportunities Portfolio - Class S		733		592
Janus Aspen Series:				
Janus Aspen Series Balanced Portfolio - Institutional Shares		1		10
Janus Aspen Series Enterprise Portfolio - Institutional Shares		-		-
Janus Aspen Series Flexible Bond Portfolio - Institutional Shares		-		3
Janus Aspen Series Worldwide Portfolio - Institutional Shares		-		2
Lord Abbett Series Fund, Inc.:				
Lord Abbett Series Fund - Mid-Cap Stock Portfolio - Class VC		106		572
Oppenheimer Variable Account Funds:				
Oppenheimer Global Securities Fund/VA		-		33
Oppenheimer Main Street Fund®/VA		14		34
Oppenheimer Main Street Small- & Mid-Cap Fund®/VA		169		111
Oppenheimer Small- & Mid-Cap Growth Fund/VA		1		15
PIMCO Variable Insurance Trust:				
PIMCO Real Return Portfolio - Administrative Class		2,522		1,267
Pioneer Variable Contracts Trust:				
Pioneer Emerging Markets VCT Portfolio - Class I		717		304
Pioneer High Yield VCT Portfolio - Class I		179		64
Van Kampen Equity Trust II:				
Invesco Van Kampen American Franchise Fund - Class I Shares		898		184
Wanger Advisors Trust:				
Wanger International		350		488
Wanger Select		190		301
Wanger USA		401		312

7. Changes in Units

The changes in units outstanding were as follows:

Year Ended December 31

	2012			2011		
	Units Issued	Units Redeemed	Net Increase (Decrease)	Units Issued	Units Redeemed	Net Increase (Decrease)
AIM Variable Insurance Funds:						
Invesco V.I. Capital Appreciation Fund - Series I Shares	-	69,544	(69,544)	15,217	14,306	911
Invesco V.I. Core Equity Fund - Series I Shares	7,263	28,326	(21,063)	21,396	26,288	(4,892)
American Funds Insurance Series:						
American Funds Insurance Series® Growth-Income Fund - Class 2	243	14	229	130	1	129
American Funds Insurance Series® International Fund - Class 2	428	-	428	189	290	(101)
Calvert Variable Series, Inc.:						
Calvert VP SRI Balanced Portfolio	5,915	17,613	(11,698)	8,886	8,937	(51)
Federated Insurance Series:						
Federated Capital Appreciation Fund II - Primary Shares	644	67,143	(66,499)	330	95,186	(94,856)
Federated Fund for U.S. Government Securities II	1,325	11,766	(10,441)	535	10,111	(9,576)
Federated High Income Bond Fund II - Primary Shares	531	8,804	(8,273)	436	20,434	(19,998)
Federated Kaufmann Fund II - Primary Shares	2,414	26,992	(24,578)	2,028	22,773	(20,745)
Federated Managed Volatility Fund II	925	33,223	(32,298)	3,099	32,734	(29,635)
Federated Prime Money Fund II	15,645	42,562	(26,917)	10,145	44,318	(34,173)
Fidelity® Variable Insurance Products:						
Fidelity® VIP Equity-Income Portfolio - Initial Class	92,994	587,452	(494,458)	111,043	655,817	(544,774)
Fidelity® VIP Growth Portfolio - Initial Class	34,745	75,519	(40,774)	106,216	130,964	(24,748)
Fidelity® VIP High Income Portfolio - Initial Class	4,714	5,473	(759)	4,796	2,516	2,280
Fidelity® VIP Overseas Portfolio - Initial Class	17,816	44,479	(26,663)	42,090	76,891	(34,801)
Fidelity® Variable Insurance Products II:						
Fidelity® VIP Contrafund® Portfolio - Initial Class	169,788	781,254	(611,466)	290,750	1,092,971	(802,221)
Fidelity® VIP Index 500 Portfolio - Initial Class	27,779	118,605	(90,826)	9,172	160,897	(151,725)
Fidelity® Variable Insurance Products V:						
Fidelity® VIP Investment Grade Bond Portfolio - Initial Class	-	2,917	(2,917)	2	8,214	(8,212)

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Notes to Financial Statements

Year Ended December 31

	2012			2011		
	Units Issued	Units Redeemed	Net Increase (Decrease)	Units Issued	Units Redeemed	Net Increase (Decrease)
Franklin Templeton Variable Insurance Products Trust:						
Franklin Small Cap Value Securities Fund - Class 2	42,504	69,752	(27,248)	72,034	97,553	(25,519)
ING Balanced Portfolio, Inc.:						
ING Balanced Portfolio - Class I	129,992	505,185	(375,193)	73,545	565,666	(492,121)
ING Intermediate Bond Portfolio:						
ING Intermediate Bond Portfolio - Class I	1,411,925	1,089,234	322,691	1,090,470	1,341,527	(251,057)
ING Investors Trust:						
ING American Funds Asset Allocation Portfolio	94,462	7,525	86,937	13,887	1,239	12,648
ING American Funds Growth Portfolio	-	830,482	(830,482)	60,336	217,982	(157,646)
ING American Funds International Portfolio	71,211	271,265	(200,054)	41,596	204,904	(163,308)
ING American Funds World Allocation Portfolio - Service Class	30,191	31,672	(1,481)	45,156	29,607	15,549
ING Artio Foreign Portfolio - Service Class	-	332,624	(332,624)	35,197	111,833	(76,636)
ING BlackRock Health Sciences Opportunities Portfolio - Service Class	13,351	18,192	(4,841)	36,898	23,613	13,285
ING BlackRock Inflation Protected Bond Portfolio - Institutional Class	3,963	2,570	1,393	2,010	2,276	(266)
ING BlackRock Inflation Protected Bond Portfolio - Service Class	321,888	146,990	174,898	382,799	65,862	316,937
ING BlackRock Large Cap Growth Portfolio - Institutional Class	124,867	430,012	(305,145)	182,118	498,107	(315,989)
ING Clarion Global Real Estate Portfolio - Institutional Class	48,415	55,289	(6,874)	48,445	41,423	7,022
ING Clarion Global Real Estate Portfolio - Service Class	23,190	17,942	5,248	17,972	38,596	(20,624)
ING Clarion Real Estate Portfolio - Service Class	75,517	60,335	15,182	116,558	118,570	(2,012)
ING FMR^{SM} Diversified Mid Cap Portfolio - Institutional Class	52,437	230,235	(177,798)	49,229	347,519	(298,290)
ING FMR^{SM} Diversified Mid Cap Portfolio - Service Class	7,211	16,452	(9,241)	55,689	75,781	(20,092)
ING Franklin Income Portfolio - Service Class	106,184	96,061	10,123	83,806	83,628	178
ING Franklin Mutual Shares Portfolio - Service Class	21,619	46,581	(24,962)	27,504	64,828	(37,324)
ING Franklin Templeton Founding Strategy Portfolio - Service Class	27,558	147	27,411	-	-	-
ING Global Resources Portfolio - Service Class	90,911	183,875	(92,964)	187,666	277,448	(89,782)
ING Invesco Van Kampen Growth and Income Portfolio - Service Class	2,607	21,181	(18,574)	20,007	17,842	2,165
ING JPMorgan Emerging Markets Equity Portfolio - Institutional Class	68,831	114,679	(45,848)	74,654	148,474	(73,820)
ING JPMorgan Emerging Markets Equity Portfolio - Service Class	87,684	64,653	23,031	82,765	246,892	(164,127)
ING JPMorgan Small Cap Core Equity Portfolio - Institutional Class	57,589	68,287	(10,698)	54,044	43,959	10,085

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Notes to Financial Statements

Year Ended December 31

	2012			2011		
	Units Issued	Units Redeemed	Net Increase (Decrease)	Units Issued	Units Redeemed	Net Increase (Decrease)
ING Investors Trust (continued):						
ING JPMorgan Small Cap Core Equity Portfolio - Service Class	7,463	8,184	(721)	10,624	20,008	(9,384)
ING Large Cap Growth Portfolio - Institutional Class	812,101	517,401	294,700	1,819,968	370,834	1,449,134
ING Large Cap Value Portfolio - Institutional Class	88,403	97,313	(8,910)	394,560	245,491	149,069
ING Large Cap Value Portfolio - Service Class	56,086	13,103	42,983	61,295	18,486	42,809
ING Marsico Growth Portfolio - Service Class	13,067	79,251	(66,184)	68,155	58,922	9,233
ING MFS Total Return Portfolio - Institutional Class	74,970	533,409	(458,439)	65,109	785,093	(719,984)
ING MFS Total Return Portfolio - Service Class	14,531	14,904	(373)	8,023	22,773	(14,750)
ING MFS Utilities Portfolio - Service Class	18,348	56,434	(38,086)	58,369	48,942	9,427
ING PIMCO High Yield Portfolio - Service Class	73,567	59,148	14,419	114,745	159,460	(44,715)
ING PIMCO Total Return Bond Portfolio - Service Class	355,757	150,531	205,226	281,439	81,584	199,855
ING Pioneer Fund Portfolio - Institutional Class	159,149	246,435	(87,286)	170,700	378,458	(207,758)
ING Pioneer Mid Cap Value Portfolio - Institutional Class	16,627	48,891	(32,264)	55,911	108,348	(52,437)
ING Pioneer Mid Cap Value Portfolio - Service Class	10,737	17,704	(6,967)	13,890	34,379	(20,489)
ING Retirement Conservative Portfolio - Adviser Class	186,236	85,256	100,980	92,087	7,975	84,112
ING Retirement Growth Portfolio - Adviser Class	10,211	59,852	(49,641)	63,282	145,617	(82,335)
ING Retirement Moderate Growth Portfolio - Adviser Class	25,361	142,641	(117,280)	33,861	133,475	(99,614)
ING Retirement Moderate Portfolio - Adviser Class	79,556	244,718	(165,162)	29,054	107,883	(78,829)
ING T. Rowe Price Capital Appreciation Portfolio - Service Class	333,702	168,539	165,163	281,289	209,242	72,047
ING T. Rowe Price Equity Income Portfolio - Service Class	68,718	171,757	(103,039)	164,728	159,092	5,636
ING T. Rowe Price International Stock Portfolio - Service Class	39,882	109,876	(69,994)	27,044	83,818	(56,774)
ING Templeton Global Growth Portfolio - Service Class	15,649	16,540	(891)	12,241	13,169	(928)
ING U.S. Stock Index Portfolio - Service Class	1,541	1,269	272	97	359	(262)
ING Money Market Portfolio:						
ING Money Market Portfolio - Class I	2,485,977	3,430,542	(944,565)	3,377,591	4,498,594	(1,121,003)
ING Money Market Portfolio - Class S	339	20,498	(20,159)	152	3,955	(3,803)

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Notes to Financial Statements

| | Year Ended December 31 | | | | | |
| | 2012 | | | 2011 | | |
	Units Issued	Units Redeemed	Net Increase (Decrease)	Units Issued	Units Redeemed	Net Increase (Decrease)
ING Partners, Inc.::						
ING American Century Small-Mid Cap Value Portfolio - Service Class	13,330	18,578	(5,248)	34,586	56,034	(21,448)
ING Baron Growth Portfolio - Service Class	65,260	55,040	10,220	77,786	68,832	8,954
ING Columbia Small Cap Value II Portfolio - Service Class	1,124	8,764	(7,640)	14,781	39,496	(24,715)
ING Davis New York Venture Portfolio - Service Class	15,141	33,916	(18,775)	31,001	75,061	(44,060)
ING Global Bond Portfolio - Initial Class	174,481	592,057	(417,576)	466,335	1,054,793	(588,458)
ING Global Bond Portfolio - Service Class	1,553	2,822	(1,269)	12,220	10,046	2,174
ING Growth and Income Core Portfolio - Initial Class	61,414	202,526	(141,112)	54,376	259,975	(205,599)
ING Invesco Van Kampen Comstock Portfolio - Service Class	3,739	9,888	(6,149)	4,869	12,595	(7,726)
ING Invesco Van Kampen Equity and Income Portfolio - Initial Class	124,002	780,536	(656,534)	87,659	876,271	(788,612)
ING JPMorgan Mid Cap Value Portfolio - Service Class	21,531	22,356	(825)	26,010	20,946	5,064
ING Oppenheimer Global Portfolio - Initial Class	184,541	922,843	(738,302)	208,181	1,029,750	(821,569)
ING PIMCO Total Return Portfolio - Service Class	132,092	157,917	(25,825)	272,110	433,509	(161,399)
ING Pioneer High Yield Portfolio - Initial Class	149,821	248,502	(98,681)	247,160	467,134	(219,974)
ING Solution 2015 Portfolio - Service Class	47,321	158,171	(110,850)	47,230	84,780	(37,550)
ING Solution 2025 Portfolio - Service Class	37,070	19,066	18,004	52,050	66,272	(14,222)
ING Solution 2035 Portfolio - Service Class	67,809	24,421	43,388	139,009	110,203	28,806
ING Solution 2045 Portfolio - Service Class	39,209	26,546	12,663	66,987	12,586	54,401
ING Solution Income Portfolio - Service Class	18,177	16,293	1,884	35,490	19,168	16,322
ING T. Rowe Price Diversified Mid Cap Growth Portfolio - Initial Class	97,486	509,349	(411,863)	178,303	521,793	(343,490)
ING T. Rowe Price Growth Equity Portfolio - Initial Class	107,703	221,472	(113,769)	138,004	234,204	(96,200)
ING Templeton Foreign Equity Portfolio - Initial Class	515,568	453,980	61,588	153,630	513,044	(359,414)
ING UBS U.S. Large Cap Equity Portfolio - Initial Class	41,185	187,231	(146,046)	31,619	221,843	(190,224)
ING Strategic Allocation Portfolios, Inc.::						
ING Strategic Allocation Conservative Portfolio - Class I	19,132	92,007	(72,875)	79,540	154,595	(75,055)
ING Strategic Allocation Growth Portfolio - Class I	14,472	51,251	(36,779)	67,051	115,931	(48,880)
ING Strategic Allocation Moderate Portfolio - Class I	16,623	79,523	(62,900)	35,976	88,486	(52,510)
ING Variable Funds:						
ING Growth and Income Portfolio - Class A	27,619	46,909	(19,290)	175,896	18,832	157,064
ING Growth and Income Portfolio - Class I	265,932	1,536,466	(1,270,534)	1,200,252	2,014,456	(814,204)

Year Ended December 31

	2012			2011		
	Units Issued	Units Redeemed	Net Increase (Decrease)	Units Issued	Units Redeemed	Net Increase (Decrease)
ING Variable Insurance Trust:						
ING GET U.S. Core Portfolio - Series 7	407	713,147	(712,740)	15,978	156,145	(140,167)
ING GET U.S. Core Portfolio - Series 8	-	627,438	(627,438)	-	102,828	(102,828)
ING GET U.S. Core Portfolio - Series 9	-	473,465	(473,465)	14	114,493	(114,479)
ING GET U.S. Core Portfolio - Series 10	16,394	388,067	(371,673)	-	48,389	(48,389)
ING GET U.S. Core Portfolio - Series 11	36,756	84,161	(47,405)	3	102,528	(102,525)
ING GET U.S. Core Portfolio - Series 12	5,090	160,959	(155,869)	1	288,610	(288,609)
ING GET U.S. Core Portfolio - Series 13	70	119,125	(119,055)	5	237,328	(237,323)
ING GET U.S. Core Portfolio - Series 14	789	151,548	(150,759)	-	191,305	(191,305)
ING Variable Portfolios, Inc.:						
ING BlackRock Science and Technology Opportunities Portfolio - Class I	237,154	480,219	(243,065)	564,707	649,245	(84,538)
ING Euro STOXX 50® Index Portfolio - Class I	470	612	(142)	1,016	274	742
ING Index Plus LargeCap Portfolio - Class I	268,327	943,466	(675,139)	235,375	1,121,868	(886,493)
ING Index Plus MidCap Portfolio - Class I	27,377	56,407	(29,030)	40,970	71,015	(30,045)
ING Index Plus SmallCap Portfolio - Class I	28,566	61,910	(33,344)	40,088	68,350	(28,262)
ING International Index Portfolio - Class I	72,348	132,314	(59,966)	68,758	165,321	(96,563)
ING International Index Portfolio - Class S	1,106	2,795	(1,689)	211	1,255	(1,044)
ING Russell™ Large Cap Growth Index Portfolio - Class I	76,010	259,500	(183,490)	43,631	319,136	(275,505)
ING Russell™ Large Cap Index Portfolio - Class I	163,271	303,342	(140,071)	170,441	541,398	(370,957)
ING Russell™ Large Cap Value Index Portfolio - Class I	34,406	87,480	(53,074)	11,413	120,399	(108,986)
ING Russell™ Large Cap Value Index Portfolio - Class S	2,309	14,663	(12,354)	1,638	20,080	(18,442)
ING Russell™ Mid Cap Growth Index Portfolio - Class S	8,522	927	7,595	31,233	17,134	14,099
ING Russell™ Mid Cap Index Portfolio - Class I	12,048	4,755	7,293	36,162	11,439	24,723
ING Russell™ Small Cap Index Portfolio - Class I	30,750	16,476	14,274	43,184	22,614	20,570
ING Small Company Portfolio - Class I	38,031	179,011	(140,980)	42,453	278,073	(235,620)
ING U.S. Bond Index Portfolio - Class I	19,342	128,665	(109,323)	179,544	86,566	92,978
ING Variable Products Trust:						
ING International Value Portfolio - Class I	5,584	18,991	(13,407)	42,853	63,758	(20,905)
ING MidCap Opportunities Portfolio - Class I	35,732	44,846	(9,114)	58,891	63,462	(4,571)

Year Ended December 31

	2012			2011		
	Units Issued	Units Redeemed	Net Increase (Decrease)	Units Issued	Units Redeemed	Net Increase (Decrease)
ING Variable Products Trust (continued):						
ING MidCap Opportunities Portfolio - Class S	47,334	75,558	(28,224)	84,573	75,758	8,815
ING SmallCap Opportunities Portfolio - Class I	32,510	30,315	2,195	86,306	94,192	(7,886)
ING SmallCap Opportunities Portfolio - Class S	53,526	56,774	(3,248)	46,488	83,894	(37,406)
Janus Aspen Series:						
Janus Aspen Series Balanced Portfolio - Institutional Shares	-	223	(223)	-	-	-
Janus Aspen Series Enterprise Portfolio - Institutional Shares	-	-	-	-	67	(67)
Janus Aspen Series Flexible Bond Portfolio - Institutional Shares	-	103	(103)	-	-	-
Janus Aspen Series Worldwide Portfolio - Institutional Shares	-	55	(55)	-	-	-
Lord Abbett Series Fund, Inc.:						
Lord Abbett Series Fund - Mid-Cap Stock Portfolio - Class VC	9,426	42,085	(32,659)	22,816	49,189	(26,373)
Oppenheimer Variable Account Funds:						
Oppenheimer Global Securities Fund/VA	-	1,419	(1,419)	-	441	(441)
Oppenheimer Main Street Fund®/VA	18,601	20,257	(1,656)	7,437	8,857	(1,420)
Oppenheimer Main Street Small- & Mid-Cap Fund®/VA	11,778	7,530	4,248	7,904	26,570	(18,666)
Oppenheimer Small- & Mid-Cap Growth Fund/VA	-	1,034	(1,034)	30,592	21,574	9,018
PIMCO Variable Insurance Trust:						
PIMCO Real Return Portfolio - Administrative Class	128,444	79,918	48,526	281,211	275,593	5,618
Pioneer Variable Contracts Trust:						
Pioneer Emerging Markets VCT Portfolio - Class I	84,947	42,156	42,791	96,706	381,991	(285,285)
Pioneer High Yield VCT Portfolio - Class I	9,066	4,322	4,744	11,724	16,469	(4,745)
Van Kampen Equity Trust II:						
Invesco Van Kampen American Franchise Fund - Class I Shares	25,393	2,955	22,438	-	-	-
Wanger Advisors Trust:						
Wanger International	19,233	48,718	(29,485)	90,048	87,741	2,307
Wanger Select	13,574	19,961	(6,387)	35,526	74,080	(38,554)
Wanger USA	22,537	19,622	2,915	37,023	41,456	(4,433)

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Notes to Financial Statements

8.   Financial Highlights

A summary of unit values, units outstanding, and net assets for variable annuity Contracts, expense ratios, excluding expenses of underlying Funds, investment income ratios, and total return for the years ended December 31, 2012, 2011, 2010, 2009, and 2008, follows:

	Units (000's)	Unit Fair Value (lowest to highest)	Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)	Total Return[C] (lowest to highest)
Invesco V.I. Core Equity Fund - Series I Shares						
2012	118	$10.78 to $17.62	$ 1,426	0.96%	0.35% to 1.50%	12.17% to 13.44%
2011	139	$9.61 to $15.62	$ 1,485	0.99%	0.35% to 1.50%	-1.54% to -0.38%
2010	144	$9.76 to $15.78	$ 1,555	0.97%	0.35% to 1.50%	7.85% to 9.23%
2009	155	$9.05 to $14.54	$ 1,552	1.97%	0.35% to 1.50%	26.40% to 28.02%
2008	135	$7.16 to $11.44	$ 1,084	2.41%	0.70% to 1.50%	-31.15% to -30.63%
American Funds Insurance Series® Growth-Income Fund - Class 2						
2012	-	$15.50	$ 6	-	0.75%	16.54%
2011	-	$13.30	$ 2	(d)	0.75%	(d)
2010	(d)	(d)	(d)	(d)	(d)	(d)
2009	(d)	(d)	(d)	(d)	(d)	(d)
2008	(d)	(d)	(d)	(d)	(d)	(d)
American Funds Insurance Series® International Fund - Class 2						
2012	1	$13.94	$ 9	-	0.75%	17.04%
2011	-	$11.91	$ 2	-	0.75%	-14.62%
2010	-	$13.95	$ 4	(c)	0.75%	(c)
2009	(c)	(c)	(c)	(c)	(c)	(c)
2008	(c)	(c)	(c)	(c)	(c)	(c)
Calvert VP SRI Balanced Portfolio						
2012	47	$11.82 to $28.17	$ 871	1.16%	0.70% to 1.40%	8.99% to 9.75%
2011	59	$10.77 to $25.68	$ 1,023	1.41%	0.70% to 1.40%	3.09% to 3.86%
2010	59	$10.37 to $24.75	$ 962	1.27%	0.70% to 1.40%	10.60% to 11.39%
2009	77	$9.31 to $22.24	$ 1,241	1.99%	0.70% to 1.50%	23.46% to 24.32%
2008	100	$7.49 to $17.89	$ 1,172	2.65%	0.70% to 1.40%	-32.28% to -31.82%
Federated Capital Appreciation Fund II - Primary Shares						
2012	396	$10.98 to $11.86	$ 4,688	0.58%	1.25% to 1.40%	8.61% to 8.82%
2011	462	$10.09 to $10.92	$ 5,042	0.76%	1.25% to 1.40%	-6.67% to -6.49%
2010	557	$10.79 to $11.70	$ 6,511	(c)	1.25% to 1.40%	(c)
2009	(c)	(c)	(c)	(c)	(c)	(c)
2008	(c)	(c)	(c)	(c)	(c)	(c)

	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
Federated Fund for U.S. Government Securities II												
2012	46	$20.07			$ 933	3.98%	1.40%			1.57%		
2011	57	$19.76			$ 1,125	4.36%	1.40%			4.27%		
2010	67	$18.95			$ 1,260	4.66%	1.40%			3.72%		
2009	88	$18.27			$ 1,615	5.04%	1.40%			3.69%		
2008	109	$17.62			$ 1,916	5.00%	1.40%			2.86%		
Federated High Income Bond Fund II - Primary Shares												
2012	137	$29.11	to	$29.89	$ 4,002	7.61%	1.25%	to	1.40%	13.05%	to	13.26%
2011	146	$25.75	to	$26.39	$ 3,753	9.10%	1.25%	to	1.40%	3.71%	to	3.86%
2010	166	$24.83	to	$25.41	$ 4,115	8.19%	1.25%	to	1.40%	13.12%	to	13.29%
2009	197	$21.95	to	$22.43	$ 4,314	11.59%	1.25%	to	1.40%	50.76%	to	50.94%
2008	240	$14.56	to	$14.86	$ 3,488	10.54%	1.25%	to	1.40%	-27.05%	to	-26.91%
Federated Kaufmann Fund II - Primary Shares												
2012	130	$12.07			$ 1,565	-	1.40%			15.61%		
2011	154	$10.44			$ 1,610	1.12%	1.40%			-14.50%		
2010	175	$12.21			$ 2,136	(c)	1.40%			(c)		
2009	(c)	(c)			(c)	(c)	(c)			(c)		
2008	(c)	(c)			(c)	(c)	(c)			(c)		
Federated Managed Volatility Fund II												
2012	130	$21.50	to	$22.07	$ 2,788	3.08%	1.25%	to	1.40%	11.92%	to	12.09%
2011	162	$19.21	to	$19.69	$ 3,112	4.14%	1.25%	to	1.40%	3.34%	to	3.47%
2010	192	$18.59	to	$19.03	$ 3,562	4.16%	1.25%	to	1.40%	10.52%	to	10.70%
2009	91	$14.18	to	$17.19	$ 1,537	6.01%	1.25%	to	1.40%	26.47%	to	26.72%
2008	112	$11.19	to	$13.57	$ 1,491	6.21%	1.25%	to	1.40%	-21.49%	to	-21.38%
Federated Prime Money Fund II												
2012	86	$9.65	to	$12.97	$ 1,113	-	1.25%	to	1.40%	-1.37%	to	-1.33%
2011	113	$9.78	to	$13.15	$ 1,482	-	1.25%	to	1.40%	-1.42%	to	-1.21%
2010	147	$9.90	to	$13.34	$ 1,959	-	1.25%	to	1.40%	-1.40%		
2009	111	$13.53			$ 1,502	0.49%	1.40%			-0.95%		
2008	128	$13.66			$ 1,747	2.68%	1.40%			1.11%		

110

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Notes to Financial Statements

	Units (000's)	Unit Fair Value (lowest to highest)	Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)	Total Return[C] (lowest to highest)
Fidelity® VIP Equity-Income Portfolio - Initial Class						
2012	2,416	$11.88 to $29.82	$ 51,415	3.00%	0.35% to 1.75%	15.25% to 16.81%
2011	2,910	$10.19 to $25.78	$ 52,914	2.39%	0.35% to 1.75%	-0.79% to 0.68%
2010	3,455	$10.17 to $25.89	$ 63,098	1.68%	0.35% to 1.75%	13.13% to 14.73%
2009	4,136	$8.89 to $22.81	$ 65,887	2.09%	0.35% to 1.90%	27.71% to 29.24%
2008	5,003	$6.88 to $17.76	$ 61,149	2.21%	0.70% to 1.90%	-43.73% to -43.06%
Fidelity® VIP Growth Portfolio - Initial Class						
2012	457	$11.17 to $23.48	$ 9,570	0.62%	0.35% to 1.50%	12.96% to 14.26%
2011	497	$9.81 to $20.63	$ 9,281	0.38%	0.35% to 1.50%	-1.29% to -0.10%
2010	522	$9.86 to $20.74	$ 9,794	0.34%	0.35% to 1.50%	22.35% to 23.70%
2009	563	$8.00 to $16.83	$ 8,618	0.41%	0.35% to 1.50%	26.33% to 27.39%
2008	627	$6.28 to $13.22	$ 7,951	0.81%	0.70% to 1.50%	-47.95% to -47.56%
Fidelity® VIP High Income Portfolio - Initial Class						
2012	15	$14.69 to $17.28	$ 238	5.65%	0.80% to 1.25%	12.83% to 13.31%
2011	16	$13.02 to $15.25	$ 222	7.33%	0.80% to 1.25%	2.68% to 3.18%
2010	14	$12.68 to $14.78	$ 187	7.39%	0.80% to 1.25%	12.41% to 12.91%
2009	16	$11.28 to $13.09	$ 192	10.73%	0.80% to 1.25%	42.24% to 42.90%
2008	8	$7.93 to $9.16	$ 69	9.30%	0.80% to 1.25%	-25.96% to -25.59%
Fidelity® VIP Overseas Portfolio - Initial Class						
2012	202	$9.18 to $19.73	$ 3,599	1.90%	0.35% to 1.50%	18.89% to 20.33%
2011	229	$7.65 to $16.46	$ 3,450	1.38%	0.35% to 1.50%	-18.37% to -17.43%
2010	264	$9.31 to $20.02	$ 4,929	1.23%	0.35% to 1.50%	11.41% to 12.69%
2009	324	$8.28 to $17.84	$ 5,452	2.05%	0.35% to 1.50%	24.67% to 25.64%
2008	334	$6.59 to $14.20	$ 4,584	2.41%	0.70% to 1.50%	-44.65% to -44.23%
Fidelity® VIP Contrafund® Portfolio - Initial Class						
2012	3,713	$12.10 to $39.34	$ 103,676	1.34%	0.35% to 1.90%	14.18% to 16.01%
2011	4,325	$10.46 to $34.14	$ 104,530	0.97%	0.35% to 1.90%	-4.34% to -2.84%
2010	5,127	$10.81 to $35.52	$ 127,170	1.15%	0.35% to 1.90%	14.97% to 16.77%
2009	6,028	$9.29 to $30.73	$ 126,570	1.30%	0.35% to 1.90%	33.10% to 34.83%
2008	6,970	$6.89 to $22.97	$ 109,547	0.91%	0.70% to 1.90%	-43.57% to -42.94%

111

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Notes to Financial Statements

	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
Fidelity® VIP Index 500 Portfolio - Initial Class												
2012	704	$23.37	to	$27.47	$ 18,967	2.09%	1.25%	to	1.40%	14.27%	to	14.45%
2011	795	$20.42	to	$24.04	$ 18,731	1.84%	1.25%	to	1.40%	0.63%	to	0.79%
2010	947	$20.26	to	$23.89	$ 22,102	1.78%	1.25%	to	1.40%	13.38%	to	13.57%
2009	1,111	$17.84	to	$21.07	$ 22,865	2.33%	1.25%	to	1.40%	24.82%	to	25.02%
2008	1,317	$14.27	to	$16.88	$ 21,722	2.06%	1.25%	to	1.40%	-37.87%	to	-37.77%
Fidelity® VIP Investment Grade Bond Portfolio - Initial Class												
2012	31	$22.57			$ 708	2.35%	1.40%			4.39%		
2011	34	$21.62			$ 741	2.98%	1.40%			5.82%		
2010	42	$20.43			$ 868	3.48%	1.40%			6.30%		
2009	48	$19.22			$ 914	8.83%	1.40%			14.13%		
2008	52	$16.84			$ 876	4.19%	1.40%			-4.64%		
Franklin Small Cap Value Securities Fund - Class 2												
2012	126	$12.92	to	$22.12	$ 2,681	0.77%	0.70%	to	1.50%	16.60%	to	17.56%
2011	153	$10.99	to	$18.83	$ 2,787	0.71%	0.70%	to	1.50%	-5.17%	to	-4.43%
2010	179	$11.50	to	$19.71	$ 3,417	0.74%	0.70%	to	1.50%	26.27%	to	27.35%
2009	223	$9.03	to	$15.49	$ 3,377	1.54%	0.70%	to	1.50%	27.21%	to	28.27%
2008	230	$7.04	to	$12.08	$ 2,729	1.32%	0.70%	to	1.50%	-34.01%	to	-33.52%
ING Balanced Portfolio - Class I												
2012	2,537	$10.77	to	$42.36	$ 67,751	3.12%	0.35%	to	2.25%	11.15%	to	13.23%
2011	2,912	$9.69	to	$37.63	$ 68,784	2.77%	0.35%	to	2.25%	-3.49%	to	-1.66%
2010	3,405	$10.04	to	$38.49	$ 81,044	2.77%	0.35%	to	2.25%	11.56%	to	13.75%
2009	3,901	$9.00	to	$34.05	$ 80,515	4.40%	0.35%	to	2.25%	16.58%	to	18.98%
2008	4,677	$7.72	to	$28.83	$ 81,353	3.74%	0.70%	to	2.25%	-29.69%	to	-28.64%
ING Intermediate Bond Portfolio - Class I												
2012	5,306	$13.16	to	$104.07	$ 114,638	4.71%	0.35%	to	2.25%	6.97%	to	8.94%
2011	4,984	$12.12	to	$96.19	$ 101,540	4.48%	0.35%	to	2.25%	5.17%	to	7.24%
2010	5,235	$11.35	to	$90.43	$ 101,061	4.92%	0.35%	to	2.25%	7.41%	to	9.45%
2009	5,981	$10.40	to	$83.24	$ 104,817	6.58%	0.35%	to	2.25%	9.09%	to	11.25%
2008	6,247	$9.39	to	$75.43	$ 100,529	5.89%	0.70%	to	2.25%	-10.54%	to	-9.18%

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Notes to Financial Statements

	Units (000's)	Unit Fair Value (lowest to highest)		Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)		Total Return[C] (lowest to highest)	
ING American Funds Asset Allocation Portfolio									
2012	100	$10.71 to	$10.80	$ 1,070	1.01%	0.95% to	1.45%	13.92% to	14.41%
2011	13	$9.41 to	$9.44	$ 119	(d)	0.95% to	1.40%	(d)	
2010	(d)	(d)		(d)	(d)	(d)		(d)	
2009	(d)	(d)		(d)	(d)	(d)		(d)	
2008	(d)	(d)		(d)	(d)	(d)		(d)	
ING American Funds International Portfolio									
2012	546	$9.15 to	$14.73	$ 7,848	1.27%	0.95% to	1.75%	15.20% to	16.17%
2011	746	$7.91 to	$12.71	$ 9,304	1.61%	0.95% to	1.75%	-15.88% to	-15.24%
2010	910	$14.23 to	$15.04	$ 13,439	0.88%	0.95% to	1.75%	4.79% to	5.65%
2009	1,173	$13.47 to	$14.28	$ 16,435	3.43%	0.95% to	1.90%	39.59% to	46.31%
2008	1,357	$9.65 to	$10.04	$ 13,434	1.78%	0.95% to	1.90%	-45.38% to	-43.02%
ING American Funds World Allocation Portfolio - Service Class									
2012	14	$9.87 to	$9.94	$ 139	1.44%	0.95% to	1.40%	11.53% to	11.94%
2011	16	$8.85 to	$8.88	$ 138	(d)	0.95% to	1.40%	(d)	
2010	(d)	(d)		(d)	(d)	(d)		(d)	
2009	(d)	(d)		(d)	(d)	(d)		(d)	
2008	(d)	(d)		(d)	(d)	(d)		(d)	
ING BlackRock Health Sciences Opportunities Portfolio - Service Class									
2012	26	$11.99 to	$15.03	$ 389	0.51%	0.70% to	1.50%	17.26% to	17.90%
2011	31	$10.17 to	$12.76	$ 392	0.66%	0.70% to	1.25%	3.52% to	3.99%
2010	18	$9.78 to	$12.27	$ 214	-	0.70% to	1.25%	5.58% to	6.23%
2009	25	$11.29 to	$11.55	$ 283	-	0.75% to	1.25%	18.59% to	19.20%
2008	69	$9.52 to	$9.69	$ 666	0.16%	0.75% to	1.25%	-29.53% to	-29.22%
ING BlackRock Inflation Protected Bond Portfolio - Institutional Class									
2012	29	$12.51		$ 365	0.87%	0.75%		5.93%	
2011	28	$11.81		$ 328	2.56%	0.75%		11.31%	
2010	28	$10.61		$ 297	(c)	0.75%		(c)	
2009	(c)	(c)		(c)	(c)	(c)		(c)	
2008	(c)	(c)		(c)	(c)	(c)		(c)	

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Notes to Financial Statements

	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
ING BlackRock Inflation Protected Bond Portfolio - Service Class												
2012	492	$11.18	to	$11.27	$ 5,523	0.61%	0.95%	to	1.40%	4.88%	to	5.33%
2011	317	$10.66	to	$10.70	$ 3,386	(d)	0.95%	to	1.40%			(d)
2010	(d)		(d)		(d)	(d)		(d)				(d)
2009	(d)		(d)		(d)	(d)		(d)				(d)
2008	(d)		(d)		(d)	(d)		(d)				(d)
ING BlackRock Large Cap Growth Portfolio - Institutional Class												
2012	2,188	$9.16	to	$11.90	$ 20,913	0.76%	0.35%	to	1.75%	12.81%	to	14.31%
2011	2,493	$8.12	to	$10.41	$ 20,996	0.60%	0.35%	to	1.75%	-2.99%	to	-1.61%
2010	2,809	$8.33	to	$10.58	$ 24,230	0.47%	0.35%	to	1.90%	11.51%	to	13.16%
2009	3,166	$7.47	to	$9.35	$ 24,319	0.58%	0.35%	to	1.90%	28.13%	to	29.79%
2008	3,602	$5.83	to	$7.15	$ 21,426	0.20%	0.70%	to	1.90%	-40.14%	to	-39.43%
ING Clarion Global Real Estate Portfolio - Institutional Class												
2012	158	$11.73	to	$12.15	$ 1,906	0.74%	0.70%	to	1.50%	24.26%	to	25.26%
2011	165	$9.44	to	$9.70	$ 1,590	3.61%	0.70%	to	1.50%	-6.63%	to	-5.83%
2010	158	$10.11	to	$10.30	$ 1,619	7.68%	0.70%	to	1.50%	14.63%	to	15.49%
2009	192	$8.82	to	$8.91	$ 1,713	2.00%	0.75%	to	1.50%	31.84%	to	32.79%
2008	162	$6.69	to	$6.71	$ 1,087	(a)	0.75%	to	1.50%			(a)
ING Clarion Global Real Estate Portfolio - Service Class												
2012	89	$12.55	to	$12.94	$ 1,133	0.60%	0.95%	to	1.40%	23.89%	to	24.42%
2011	84	$10.13	to	$10.40	$ 858	3.30%	0.95%	to	1.40%	-6.64%	to	-6.14%
2010	104	$10.85	to	$11.08	$ 1,145	8.22%	0.95%	to	1.40%	14.33%	to	14.82%
2009	117	$9.31	to	$9.65	$ 1,118	2.38%	0.95%	to	1.90%	30.94%	to	32.19%
2008	124	$7.11	to	$7.30	$ 902	-	0.95%	to	1.90%	-42.43%	to	-41.83%
ING Clarion Real Estate Portfolio - Service Class												
2012	233	$12.49	to	$13.76	$ 3,041	0.98%	0.70%	to	1.50%	13.86%	to	14.76%
2011	218	$10.94	to	$11.99	$ 2,480	1.30%	0.70%	to	1.50%	7.87%	to	8.74%
2010	220	$10.08	to	$11.03	$ 2,302	3.84%	0.70%	to	1.50%	26.02%	to	27.07%
2009	188	$8.07	to	$8.68	$ 1,553	3.21%	0.70%	to	1.50%	33.83%	to	34.99%
2008	173	$6.03	to	$6.43	$ 1,064	1.48%	0.70%	to	1.50%	-39.40%	to	-38.93%

114

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Notes to Financial Statements

	Units (000's)	Unit Fair Value (lowest to highest)		Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)		Total Return[C] (lowest to highest)	
ING FMR^SM Diversified Mid Cap Portfolio - Institutional Class									
2012	1,072	$11.41	to $12.04	$ 12,661	0.86%	0.95%	to 1.75%	12.97%	to 13.80%
2011	1,250	$10.10	to $10.58	$ 13,010	0.20%	0.95%	to 1.75%	-12.33%	to -11.54%
2010	1,548	$11.44	to $11.96	$ 18,278	0.36%	0.95%	to 1.90%	26.27%	to 27.37%
2009	1,736	$9.06	to $9.39	$ 16,149	0.67%	0.95%	to 1.90%	36.86%	to 38.29%
2008	2,013	$6.62	to $6.79	$ 13,578	1.14%	0.95%	to 1.90%	-40.14%	to -39.59%
ING FMR^SM Diversified Mid Cap Portfolio - Service Class									
2012	99	$11.87	to $16.01	$ 1,551	0.66%	0.70%	to 1.50%	12.93%	to 13.81%
2011	108	$10.43	to $14.07	$ 1,494	0.23%	0.70%	to 1.50%	-12.26%	to -11.54%
2010	128	$11.79	to $15.92	$ 2,007	0.12%	0.70%	to 1.50%	26.45%	to 27.46%
2009	100	$9.25	to $12.49	$ 1,237	0.49%	0.70%	to 1.50%	37.05%	to 38.16%
2008	91	$8.80	to $9.04	$ 815	0.77%	0.75%	to 1.50%	-40.05%	to -39.61%
ING Franklin Income Portfolio - Service Class									
2012	391	$10.57	to $12.94	$ 4,905	5.65%	0.95%	to 1.75%	10.65%	to 11.55%
2011	381	$9.52	to $11.60	$ 4,340	5.57%	0.95%	to 1.75%	0.73%	to 1.58%
2010	381	$11.00	to $11.42	$ 4,307	5.10%	0.95%	to 1.75%	11.00%	to 11.85%
2009	454	$9.85	to $10.21	$ 4,595	6.29%	0.95%	to 1.90%	29.43%	to 30.73%
2008	450	$7.61	to $7.81	$ 3,482	3.07%	0.95%	to 1.90%	-30.57%	to -29.89%
ING Franklin Mutual Shares Portfolio - Service Class									
2012	119	$10.32	to $11.25	$ 1,317	1.46%	0.95%	to 1.75%	11.53%	to 12.50%
2011	144	$9.22	to $10.00	$ 1,424	3.63%	0.95%	to 1.75%	-2.53%	to -1.77%
2010	181	$9.88	to $10.18	$ 1,831	0.43%	0.95%	to 1.75%	9.66%	to 10.53%
2009	257	$8.97	to $9.21	$ 2,349	0.14%	0.95%	to 1.90%	24.07%	to 25.31%
2008	258	$7.23	to $7.35	$ 1,885	3.00%	0.95%	to 1.90%	-38.99%	to -38.34%
ING Franklin Templeton Founding Strategy Portfolio - Service Class									
2012	27	$10.37	to $10.40	$ 284	(e)	1.25%	to 1.40%	(e)	
2011	(e)	(e)		(e)	(e)	(e)		(e)	
2010	(e)	(e)		(e)	(e)	(e)		(e)	
2009	(e)	(e)		(e)	(e)	(e)		(e)	
2008	(e)	(e)		(e)	(e)	(e)		(e)	

	Units (000's)	Unit Fair Value (lowest to highest)		Net Assets (000's)		Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
ING Global Resources Portfolio - Service Class												
2012	461	$8.90	to	$11.51	$ 5,085	0.75%	0.70%	to	1.75%	-4.52%	to	-3.47%
2011	554	$9.22	to	$12.01	$ 6,365	0.63%	0.70%	to	1.75%	-10.79%	to	-9.78%
2010	644	$10.22	to	$13.41	$ 8,254	0.85%	0.70%	to	1.75%	19.61%	to	20.80%
2009	819	$8.46	to	$11.18	$ 8,735	0.31%	0.70%	to	1.90%	34.85%	to	36.45%
2008	791	$6.20	to	$8.25	$ 6,198	2.14%	0.70%	to	1.90%	-42.07%	to	-41.43%
ING Invesco Van Kampen Growth and Income Portfolio - Service Class												
2012	56	$11.83	to	$13.25	$ 729	1.90%	0.70%	to	1.50%	12.91%	to	13.75%
2011	74	$10.40	to	$11.65	$ 854	1.17%	0.70%	to	1.50%	-3.65%	to	-2.80%
2010	72	$10.70	to	$12.00	$ 857	0.23%	0.70%	to	1.50%	10.79%	to	11.69%
2009	81	$9.58	to	$10.75	$ 865	1.18%	0.70%	to	1.50%	22.12%	to	23.14%
2008	96	$7.78	to	$8.74	$ 835	3.84%	0.70%	to	1.50%	-33.23%	to	-32.72%
ING JPMorgan Emerging Markets Equity Portfolio - Institutional Class												
2012	355	$14.39	to	$18.83	$ 5,881	-	0.95%	to	1.40%	17.66%	to	18.25%
2011	401	$11.99	to	$15.98	$ 5,594	1.14%	0.95%	to	1.75%	-19.48%	to	-18.82%
2010	474	$14.89	to	$19.74	$ 8,255	0.68%	0.95%	to	1.75%	18.55%	to	19.47%
2009	422	$12.49	to	$16.58	$ 6,191	1.49%	0.95%	to	1.90%	68.78%	to	70.26%
2008	378	$7.40	to	$9.76	$ 3,328	2.42%	0.95%	to	1.90%	-52.10%	to	-51.59%
ING JPMorgan Emerging Markets Equity Portfolio - Service Class												
2012	335	$11.48	to	$23.50	$ 7,616	-	0.70%	to	1.50%	17.35%	to	18.35%
2011	312	$9.70	to	$19.87	$ 6,010	0.89%	0.70%	to	1.50%	-19.51%	to	-18.90%
2010	476	$11.96	to	$24.50	$ 11,521	0.42%	0.70%	to	1.50%	18.53%	to	19.48%
2009	403	$10.01	to	$20.52	$ 8,208	1.21%	0.70%	to	1.50%	69.03%	to	70.53%
2008	349	$5.87	to	$12.05	$ 4,184	2.52%	0.70%	to	1.50%	-52.01%	to	-51.65%
ING JPMorgan Small Cap Core Equity Portfolio - Institutional Class												
2012	148	$10.43	to	$16.52	$ 2,220	0.41%	0.95%	to	1.75%	16.87%	to	17.83%
2011	158	$8.89	to	$14.02	$ 2,181	0.66%	0.95%	to	1.75%	-2.78%	to	-1.96%
2010	148	$13.66	to	$14.30	$ 2,093	0.44%	0.95%	to	1.75%	24.86%	to	25.88%
2009	178	$10.86	to	$11.36	$ 2,000	0.71%	0.95%	to	1.90%	24.97%	to	26.22%
2008	215	$8.69	to	$9.00	$ 1,919	0.72%	0.95%	to	1.90%	-30.98%	to	-30.34%

116

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Notes to Financial Statements

	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
ING JPMorgan Small Cap Core Equity Portfolio - Service Class												
2012	13	$13.53	to	$16.32	$ 207	-	0.70%	to	1.50%	17.24%	to	17.86%
2011	14	$11.48	to	$13.85	$ 187	0.39%	0.70%	to	1.25%	-2.55%	to	-2.05%
2010	23	$11.72	to	$14.15	$ 324	-	0.70%	to	1.25%	25.11%	to	25.89%
2009	13	$9.31	to	$11.25	$ 143	-	0.70%	to	1.25%	25.74%	to	26.40%
2008	11	$7.37	to	$8.90	$ 102	0.81%	0.70%	to	1.25%	-30.80%	to	-30.47%
ING Large Cap Growth Portfolio - Institutional Class												
2012	2,369	$11.94	to	$18.12	$ 37,320	0.49%	0.35%	to	1.75%	16.02%	to	17.69%
2011	2,074	$10.27	to	$15.49	$ 27,275	0.47%	0.35%	to	1.75%	0.69%	to	1.51%
2010	625	$13.35	to	$15.26	$ 8,989	0.40%	0.95%	to	1.75%	12.60%	to	13.46%
2009	707	$11.82	to	$13.45	$ 8,990	0.49%	0.95%	to	1.90%	39.98%	to	41.43%
2008	773	$8.40	to	$9.51	$ 6,965	0.51%	0.95%	to	1.90%	-28.73%	to	-28.01%
ING Large Cap Value Portfolio - Institutional Class												
2012	532	$9.39	to	$12.18	$ 5,325	2.48%	0.35%	to	1.50%	13.00%	to	14.26%
2011	541	$8.31	to	$10.66	$ 4,756	1.39%	0.35%	to	1.50%	1.96%	to	3.19%
2010	392	$8.15	to	$10.33	$ 3,430	2.42%	0.35%	to	1.50%	17.60%	to	18.87%
2009	418	$6.93	to	$8.69	$ 3,102	-	0.35%	to	1.50%	10.88%	to	11.95%
2008	592	$6.25	to	$7.70	$ 3,765	2.84%	0.70%	to	1.50%	-31.09%	to	-30.69%
ING Large Cap Value Portfolio - Service Class												
2012	86	$11.33	to	$11.44	$ 978	2.41%	0.95%	to	1.40%	12.74%	to	13.27%
2011	43	$10.05	to	$10.10	$ 431	(d)	0.95%	to	1.40%			(d)
2010	(d)		(d)		(d)	(d)		(d)				(d)
2009	(d)		(d)		(d)	(d)		(d)				(d)
2008	(d)		(d)		(d)	(d)		(d)				(d)
ING Marsico Growth Portfolio - Service Class												
2012	76	$10.04	to	$13.26	$ 930	0.48%	0.70%	to	1.50%	10.89%	to	11.74%
2011	142	$9.05	to	$11.87	$ 1,571	0.19%	0.70%	to	1.50%	-3.17%	to	-2.38%
2010	133	$10.04	to	$12.16	$ 1,523	0.58%	0.75%	to	1.50%	18.14%	to	18.92%
2009	164	$8.38	to	$10.23	$ 1,595	0.90%	0.70%	to	1.75%	26.78%	to	28.07%
2008	173	$6.61	to	$7.99	$ 1,285	0.58%	0.70%	to	1.75%	-41.40%	to	-40.73%

117

	Units (000's)	Unit Fair Value (lowest to highest)	Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)	Total Return[C] (lowest to highest)
ING MFS Total Return Portfolio - Institutional Class						
2012	2,333	$12.36 to $13.16	$ 30,011	2.71%	0.95% to 1.75%	9.48% to 10.40%
2011	2,792	$11.29 to $11.92	$ 32,630	2.65%	0.95% to 1.75%	0.09% to 0.85%
2010	3,512	$11.18 to $11.82	$ 40,810	0.44%	0.95% to 1.90%	8.02% to 9.14%
2009	4,367	$10.35 to $10.83	$ 46,669	2.54%	0.95% to 1.90%	15.90% to 17.08%
2008	5,335	$8.93 to $9.25	$ 48,840	5.92%	0.95% to 1.90%	-23.61% to -22.92%
ING MFS Total Return Portfolio - Service Class						
2012	61	$11.99 to $16.01	$ 970	2.48%	0.70% to 1.25%	9.79% to 10.34%
2011	61	$13.89 to $14.51	$ 886	2.53%	0.75% to 1.25%	0.29% to 0.83%
2010	76	$13.85 to $14.39	$ 1,091	0.50%	0.75% to 1.50%	8.18% to 9.02%
2009	98	$9.87 to $13.20	$ 1,288	2.46%	0.70% to 1.50%	16.16% to 17.08%
2008	103	$8.43 to $11.28	$ 1,153	6.12%	0.70% to 1.50%	-23.51% to -22.90%
ING MFS Utilities Portfolio - Service Class						
2012	118	$12.32 to $20.51	$ 2,323	2.87%	0.70% to 1.50%	11.64% to 12.51%
2011	156	$10.95 to $18.24	$ 2,770	3.61%	0.70% to 1.50%	4.77% to 5.69%
2010	146	$10.36 to $17.28	$ 2,489	2.62%	0.70% to 1.50%	12.04% to 12.87%
2009	148	$9.18 to $15.31	$ 2,238	5.00%	0.70% to 1.50%	30.80% to 31.90%
2008	187	$6.96 to $11.62	$ 2,161	3.26%	0.70% to 1.50%	-38.65% to -38.16%
ING PIMCO High Yield Portfolio - Service Class						
2012	291	$15.81 to $17.61	$ 4,999	6.32%	0.70% to 1.50%	12.30% to 13.25%
2011	277	$13.96 to $15.56	$ 4,207	7.25%	0.70% to 1.50%	2.85% to 3.66%
2010	322	$13.47 to $15.01	$ 4,727	7.37%	0.70% to 1.50%	12.60% to 13.48%
2009	347	$11.87 to $13.24	$ 4,530	8.35%	0.70% to 1.50%	47.37% to 48.38%
2008	199	$8.00 to $8.93	$ 1,748	8.39%	0.70% to 1.40%	-23.67% to -23.08%
ING PIMCO Total Return Bond Portfolio - Service Class						
2012	405	$10.73 to $10.83	$ 4,363	3.74%	0.95% to 1.45%	7.19% to 7.76%
2011	200	$10.01 to $10.05	$ 2,004	(d)	0.95% to 1.45%	(d)
2010	(d)	(d)	(d)	(d)	(d)	(d)
2009	(d)	(d)	(d)	(d)	(d)	(d)
2008	(d)	(d)	(d)	(d)	(d)	(d)

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Notes to Financial Statements

	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
ING Pioneer Fund Portfolio - Institutional Class												
2012	613	$10.56	to	$12.72	$ 7,594	1.53%	0.75%	to	2.25%	8.06%	to	9.65%
2011	700	$9.67	to	$11.62	$ 7,951	1.45%	0.75%	to	2.25%	-6.42%	to	-5.06%
2010	908	$10.23	to	$12.26	$ 10,904	1.16%	0.75%	to	2.25%	13.53%	to	15.29%
2009	1,085	$8.92	to	$10.66	$ 11,381	1.38%	0.75%	to	2.25%	21.75%	to	23.51%
2008	1,190	$7.26	to	$8.64	$ 10,140	3.23%	0.75%	to	2.25%	-36.00%	to	-34.98%
ING Pioneer Mid Cap Value Portfolio - Institutional Class												
2012	174	$10.76	to	$11.38	$ 1,956	1.13%	0.70%	to	1.50%	9.57%	to	10.49%
2011	206	$9.82	to	$10.30	$ 2,100	1.43%	0.70%	to	1.50%	-6.30%	to	-5.50%
2010	259	$10.48	to	$10.90	$ 2,795	1.11%	0.70%	to	1.50%	16.44%	to	17.33%
2009	284	$9.00	to	$9.29	$ 2,620	1.39%	0.70%	to	1.50%	23.63%	to	24.53%
2008	328	$7.28	to	$7.46	$ 2,428	2.07%	0.70%	to	1.50%	-33.94%	to	-33.42%
ING Pioneer Mid Cap Value Portfolio - Service Class												
2012	52	$10.64	to	$10.97	$ 561	0.88%	0.95%	to	1.40%	9.47%	to	9.92%
2011	59	$9.53	to	$9.98	$ 579	1.13%	0.95%	to	1.75%	-6.66%	to	-5.85%
2010	79	$10.21	to	$10.60	$ 831	0.89%	0.95%	to	1.75%	15.89%	to	16.74%
2009	82	$8.81	to	$9.08	$ 737	1.11%	0.95%	to	1.75%	23.04%	to	24.04%
2008	96	$7.14	to	$7.32	$ 700	1.54%	0.95%	to	1.90%	-34.38%	to	-33.76%
ING Retirement Conservative Portfolio - Adviser Class												
2012	185	$10.69	to	$10.77	$ 1,983	2.90%	0.95%	to	1.40%	6.37%	to	6.85%
2011	84	$10.05	to	$10.08	$ 846	(d)	0.95%	to	1.40%			(d)
2010	(d)			(d)	(d)	(d)			(d)			(d)
2009	(d)			(d)	(d)	(d)			(d)			(d)
2008	(d)			(d)	(d)	(d)			(d)			(d)
ING Retirement Growth Portfolio - Adviser Class												
2012	404	$10.24	to	$11.36	$ 4,536	2.35%	0.95%	to	1.40%	11.34%	to	11.92%
2011	453	$9.19	to	$10.15	$ 4,575	0.89%	0.95%	to	1.40%	-2.52%	to	-2.12%
2010	536	$10.31	to	$10.37	$ 5,538	0.36%	0.95%	to	1.40%	10.03%	to	10.55%
2009	600	$9.36	to	$9.38	$ 5,625	(b)	0.95%	to	1.90%			(b)
2008	(b)			(b)	(b)	(b)			(b)			(b)

	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)		Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
ING Retirement Moderate Growth Portfolio - Adviser Class													
2012	394	$10.33	to	$11.61	$	4,529	2.78%	0.95%	to	1.40%	10.10%	to	10.47%
2011	511	$9.38	to	$10.51	$	5,336	0.97%	0.95%	to	1.40%	-1.33%	to	-0.85%
2010	611	$10.54	to	$10.60	$	6,453	0.45%	0.95%	to	1.40%	9.45%	to	9.96%
2009	795	$9.62	to	$9.64	$	7,664	(b)	0.95%	to	1.75%	(b)		
2008	(b)			(b)		(b)	(b)		(b)		(b)		
ING Retirement Moderate Portfolio - Adviser Class													
2012	428	$10.49	to	$11.83	$	5,002	3.18%	0.95%	to	1.40%	8.70%	to	9.23%
2011	593	$9.65	to	$10.83	$	6,382	1.37%	0.95%	to	1.40%	0.66%	to	1.12%
2010	672	$10.65	to	$10.71	$	7,174	0.59%	0.95%	to	1.40%	8.01%	to	8.51%
2009	915	$9.85	to	$9.87	$	9,028	(b)	0.95%	to	1.90%	(b)		
2008	(b)			(b)		(b)	(b)		(b)		(b)		
ING T. Rowe Price Capital Appreciation Portfolio - Service Class													
2012	1,065	$10.84	to	$16.16	$	15,801	1.69%	0.70%	to	1.50%	12.79%	to	13.77%
2011	900	$9.61	to	$14.22	$	12,364	1.91%	0.70%	to	1.50%	1.35%	to	2.11%
2010	828	$11.38	to	$13.93	$	11,444	1.61%	0.70%	to	1.50%	12.37%	to	13.23%
2009	901	$10.05	to	$12.31	$	11,020	1.94%	0.70%	to	1.50%	31.27%	to	32.41%
2008	861	$7.59	to	$9.30	$	7,963	4.70%	0.70%	to	1.50%	-28.63%	to	-28.07%
ING T. Rowe Price Equity Income Portfolio - Service Class													
2012	335	$11.22	to	$17.96	$	5,210	1.92%	0.70%	to	1.50%	15.47%	to	16.32%
2011	438	$9.68	to	$15.44	$	5,626	2.00%	0.70%	to	1.50%	-2.41%	to	-1.50%
2010	432	$9.77	to	$15.76	$	5,791	1.50%	0.70%	to	1.75%	12.95%	to	14.11%
2009	509	$8.60	to	$13.92	$	6,057	1.78%	0.70%	to	1.90%	22.51%	to	23.99%
2008	476	$7.02	to	$11.30	$	4,389	4.20%	0.75%	to	1.90%	-36.93%	to	-36.15%
ING T. Rowe Price International Stock Portfolio - Service Class													
2012	255	$9.54	to	$14.56	$	3,179	0.27%	0.70%	to	1.50%	17.02%	to	17.92%
2011	325	$8.09	to	$12.35	$	3,476	3.52%	0.70%	to	1.50%	-13.67%	to	-13.01%
2010	382	$9.30	to	$14.20	$	4,700	1.36%	0.70%	to	1.50%	12.11%	to	13.00%
2009	488	$8.23	to	$12.57	$	5,429	1.23%	0.70%	to	1.75%	35.17%	to	36.71%
2008	627	$6.02	to	$9.21	$	5,138	1.03%	0.70%	to	1.90%	-50.48%	to	-49.86%

120

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Notes to Financial Statements

	Units (000's)	Unit Fair Value (lowest to highest)		Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)		Total Return[C] (lowest to highest)	
ING Templeton Global Growth Portfolio - Service Class									
2012	33	$10.32 to	$10.64	$ 349	1.86%	0.95% to	1.40%	20.00% to	20.63%
2011	34	$8.60 to	$8.82	$ 297	1.60%	0.95% to	1.40%	-7.03% to	-6.67%
2010	35	$9.25 to	$9.45	$ 327	1.23%	0.95% to	1.40%	6.20% to	6.78%
2009	56	$8.54 to	$8.85	$ 489	2.16%	0.95% to	1.90%	29.79% to	30.92%
2008	66	$6.58 to	$6.76	$ 438	1.06%	0.95% to	1.90%	-40.88% to	-40.23%
ING U.S. Stock Index Portfolio - Service Class									
2012	5	$13.49		$ 70	1.57%	0.75%		14.61%	
2011	5	$11.77		$ 57	1.71%	0.75%		0.86%	
2010	5	$11.67		$ 60	(c)	0.75%		(c)	
2009	(c)	(c)		(c)	(c)	(c)		(c)	
2008	(c)	(c)		(c)	(c)	(c)		(c)	
ING Money Market Portfolio - Class I									
2012	5,212	$9.84 to	$16.03	$ 68,966	0.03%	0.35% to	1.75%	-1.71% to	-0.30%
2011	6,156	$9.91 to	$16.15	$ 82,585	0.00%	0.35% to	1.75%	-1.77% to	-0.40%
2010	7,277	$9.97 to	$16.27	$ 97,671	0.02%	0.35% to	1.90%	-1.68% to	-0.10%
2009	10,475	$10.02 to	$16.35	$ 140,358	0.30%	0.35% to	1.90%	-1.56% to	0.10%
2008	15,397	$10.06 to	$16.42	$ 207,378	5.24%	0.70% to	1.90%	0.65% to	1.92%
ING Money Market Portfolio - Class S									
2012	8	$9.77		$ 74	-	0.75%		-0.71%	
2011	28	$9.84		$ 273	-	0.75%		-0.71%	
2010	32	$9.91		$ 313	(c)	0.75%		(c)	
2009	(c)	(c)		(c)	(c)	(c)		(c)	
2008	(c)	(c)		(c)	(c)	(c)		(c)	
ING American Century Small-Mid Cap Value Portfolio - Service Class									
2012	104	$14.28 to	$23.02	$ 1,878	1.11%	0.35% to	1.25%	14.91% to	15.94%
2011	110	$12.36 to	$19.97	$ 1,740	0.95%	0.35% to	1.25%	-4.36% to	-3.46%
2010	131	$13.00 to	$20.82	$ 2,244	1.13%	0.35% to	1.25%	20.45% to	21.61%
2009	91	$10.69 to	$17.22	$ 1,309	1.75%	0.35% to	1.25%	34.10% to	34.63%
2008	106	$10.76 to	$12.82	$ 1,200	0.69%	0.75% to	1.50%	-27.69% to	-27.11%

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Notes to Financial Statements

	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
ING Baron Growth Portfolio - Service Class												
2012	258	$10.84	to	$24.25	$ 4,561	-	0.70%	to	1.50%	17.89%	to	18.82%
2011	248	$9.18	to	$20.46	$ 3,850	-	0.70%	to	1.50%	0.69%	to	1.54%
2010	239	$9.99	to	$20.21	$ 3,700	-	0.70%	to	1.75%	24.25%	to	25.62%
2009	267	$8.00	to	$16.13	$ 3,335	-	0.70%	to	1.90%	32.67%	to	34.28%
2008	298	$6.03	to	$12.04	$ 2,765	-	0.70%	to	1.90%	-42.35%	to	-41.71%
ING Columbia Small Cap Value II Portfolio - Service Class												
2012	38	$10.89	to	$11.38	$ 419	0.23%	0.75%	to	1.40%	12.62%	to	13.35%
2011	45	$9.67	to	$10.04	$ 446	0.52%	0.75%	to	1.40%	-4.07%	to	-3.37%
2010	70	$10.08	to	$10.39	$ 719	0.87%	0.75%	to	1.40%	23.53%	to	24.28%
2009	80	$8.05	to	$8.36	$ 663	1.26%	0.75%	to	1.75%	22.53%	to	23.85%
2008	114	$6.54	to	$6.75	$ 761	0.08%	0.75%	to	1.90%	-35.38%	to	-34.59%
ING Davis New York Venture Portfolio - Service Class												
2012	182	$10.05	to	$15.06	$ 2,062	0.29%	0.70%	to	1.50%	10.60%	to	11.44%
2011	201	$9.05	to	$13.54	$ 2,042	1.03%	0.70%	to	1.50%	-6.12%	to	-5.31%
2010	245	$9.64	to	$14.34	$ 2,620	0.39%	0.70%	to	1.50%	10.40%	to	11.28%
2009	260	$8.63	to	$12.92	$ 2,481	0.65%	0.70%	to	1.75%	29.39%	to	30.76%
2008	285	$6.65	to	$9.91	$ 2,118	0.76%	0.70%	to	1.90%	-40.36%	to	-39.73%
ING Global Bond Portfolio - Initial Class												
2012	2,338	$12.76	to	$15.08	$ 34,048	5.98%	0.35%	to	2.25%	5.47%	to	7.53%
2011	2,756	$11.91	to	$14.09	$ 37,677	7.33%	0.35%	to	2.25%	1.43%	to	3.33%
2010	3,344	$11.57	to	$13.70	$ 44,608	3.12%	0.35%	to	2.25%	13.30%	to	15.50%
2009	3,753	$10.05	to	$11.92	$ 43,730	3.79%	0.35%	to	2.25%	18.91%	to	20.74%
2008	4,539	$8.33	to	$9.88	$ 44,027	5.46%	0.70%	to	2.25%	-17.39%	to	-16.18%
ING Global Bond Portfolio - Service Class												
2012	10		$14.22		$ 137	4.95%		1.25%			6.28%	
2011	11		$13.38		$ 146	13.79%		1.25%			2.22%	
2010	9		$13.09		$ 115	2.69%		1.25%			14.12%	
2009	9		$11.47		$ 108	6.45%		1.25%			19.85%	
2008	2		$9.57		$ 16	5.56%		1.25%			-16.85%	

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Notes to Financial Statements

	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
ING Growth and Income Core Portfolio - Initial Class												
2012	746	$6.34	to	$30.51	$ 11,450	0.43%	0.70%	to	1.75%	7.28%	to	8.53%
2011	887	$5.91	to	$28.13	$ 12,298	0.75%	0.70%	to	1.75%	-14.60%	to	-13.75%
2010	1,092	$6.92	to	$32.62	$ 17,212	1.50%	0.70%	to	1.75%	9.49%	to	10.66%
2009	1,201	$6.24	to	$29.51	$ 17,350	1.13%	0.70%	to	1.90%	42.02%	to	43.73%
2008	1,334	$4.39	to	$20.54	$ 13,421	0.52%	0.70%	to	1.90%	-40.92%	to	-40.20%
ING Invesco Van Kampen Comstock Portfolio - Service Class												
2012	58	$12.38	to	$16.98	$ 862	1.19%	0.70%	to	1.50%	16.82%	to	17.79%
2011	64	$10.51	to	$14.45	$ 813	1.37%	0.70%	to	1.50%	-3.51%	to	-2.78%
2010	72	$10.81	to	$14.90	$ 937	1.33%	0.70%	to	1.50%	13.41%	to	14.39%
2009	90	$9.45	to	$13.06	$ 1,025	1.84%	0.70%	to	1.50%	26.58%	to	27.53%
2008	153	$7.41	to	$10.26	$ 1,370	3.71%	0.70%	to	1.50%	-37.39%	to	-36.94%
ING Invesco Van Kampen Equity and Income Portfolio - Initial Class												
2012	3,462	$12.54	to	$14.03	$ 47,507	2.28%	0.35%	to	1.75%	10.85%	to	12.31%
2011	4,118	$11.20	to	$12.56	$ 50,725	2.13%	0.35%	to	1.75%	-2.86%	to	-1.39%
2010	4,907	$11.40	to	$12.82	$ 61,835	1.73%	0.35%	to	1.75%	10.37%	to	11.94%
2009	5,882	$10.22	to	$11.52	$ 66,795	1.79%	0.35%	to	1.90%	20.33%	to	21.86%
2008	7,182	$8.39	to	$9.48	$ 67,293	4.97%	0.70%	to	1.90%	-24.82%	to	-23.94%
ING JPMorgan Mid Cap Value Portfolio - Service Class												
2012	110	$13.83	to	$24.13	$ 2,176	0.74%	0.35%	to	1.50%	18.26%	to	19.63%
2011	111	$11.60	to	$20.29	$ 1,872	0.88%	0.35%	to	1.50%	0.29%	to	1.47%
2010	106	$11.47	to	$20.12	$ 1,745	0.68%	0.35%	to	1.50%	21.11%	to	22.49%
2009	138	$9.40	to	$16.52	$ 1,764	1.21%	0.35%	to	1.50%	23.86%	to	24.83%
2008	129	$7.53	to	$13.27	$ 1,530	1.91%	0.70%	to	1.50%	-34.07%	to	-33.54%
ING Oppenheimer Global Portfolio - Initial Class												
2012	5,210	$12.32	to	$15.31	$ 77,309	1.28%	0.35%	to	1.90%	19.40%	to	21.26%
2011	5,948	$10.20	to	$12.70	$ 73,458	1.50%	0.35%	to	1.90%	-9.84%	to	-8.41%
2010	6,770	$11.18	to	$13.96	$ 92,120	1.58%	0.35%	to	1.90%	13.88%	to	15.66%
2009	7,725	$9.70	to	$12.14	$ 91,664	2.37%	0.35%	to	1.90%	36.95%	to	38.57%
2008	8,892	$7.00	to	$8.78	$ 76,622	2.27%	0.70%	to	1.90%	-41.47%	to	-40.72%

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Notes to Financial Statements

	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
ING PIMCO Total Return Portfolio - Service Class												
2012	810	$13.07	to	$16.94	$ 13,448	2.88%	0.70%	to	1.50%	6.32%	to	7.13%
2011	836	$12.20	to	$15.82	$ 12,993	2.59%	0.70%	to	1.50%	1.73%	to	2.52%
2010	997	$11.90	to	$15.44	$ 15,202	3.38%	0.70%	to	1.50%	5.93%	to	6.82%
2009	1,003	$11.14	to	$14.46	$ 14,338	3.27%	0.70%	to	1.50%	10.98%	to	11.85%
2008	776	$9.96	to	$12.94	$ 9,940	4.66%	0.70%	to	1.50%	-1.68%	to	-0.92%
ING Pioneer High Yield Portfolio - Initial Class												
2012	1,074	$15.45	to	$17.44	$ 17,097	6.01%	0.70%	to	1.75%	14.19%	to	15.46%
2011	1,172	$13.53	to	$15.12	$ 16,258	5.71%	0.70%	to	1.75%	-2.45%	to	-1.40%
2010	1,392	$13.82	to	$15.34	$ 19,661	6.04%	0.70%	to	1.90%	16.72%	to	18.09%
2009	1,614	$11.84	to	$12.99	$ 19,385	7.84%	0.75%	to	1.90%	63.99%	to	65.90%
2008	1,746	$7.22	to	$7.83	$ 12,668	7.56%	0.75%	to	1.90%	-30.23%	to	-29.96%
ING Solution 2015 Portfolio - Service Class												
2012	167	$11.60	to	$12.98	$ 2,108	5.72%	0.70%	to	1.50%	9.77%	to	10.69%
2011	278	$10.48	to	$11.73	$ 3,208	3.04%	0.70%	to	1.50%	-2.19%	to	-1.41%
2010	316	$10.63	to	$11.90	$ 3,709	2.28%	0.70%	to	1.50%	9.61%	to	10.50%
2009	311	$9.62	to	$10.78	$ 3,305	3.95%	0.70%	to	1.50%	20.49%	to	21.46%
2008	280	$7.92	to	$8.88	$ 2,423	2.37%	0.70%	to	1.50%	-27.94%	to	-27.39%
ING Solution 2025 Portfolio - Service Class												
2012	219	$11.36	to	$12.73	$ 2,664	2.61%	0.35%	to	1.50%	11.81%	to	12.99%
2011	201	$10.09	to	$11.31	$ 2,159	1.93%	0.35%	to	1.50%	-4.53%	to	-3.40%
2010	215	$10.48	to	$11.75	$ 2,404	1.54%	0.35%	to	1.50%	12.04%	to	13.37%
2009	204	$9.28	to	$10.41	$ 2,009	3.22%	0.35%	to	1.50%	24.18%	to	24.90%
2008	186	$7.43	to	$8.34	$ 1,467	1.08%	0.70%	to	1.25%	-34.64%	to	-34.33%
ING Solution 2035 Portfolio - Service Class												
2012	368	$11.30	to	$12.87	$ 4,430	2.07%	0.35%	to	1.25%	13.67%	to	14.64%
2011	325	$9.89	to	$11.27	$ 3,402	1.59%	0.35%	to	1.25%	-5.79%	to	-4.92%
2010	296	$10.44	to	$11.90	$ 3,271	1.18%	0.35%	to	1.25%	13.10%	to	14.16%
2009	239	$9.18	to	$10.47	$ 2,339	2.94%	0.35%	to	1.25%	26.77%	to	27.50%
2008	157	$7.20	to	$8.22	$ 1,196	1.34%	0.70%	to	1.25%	-37.78%	to	-37.49%

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Notes to Financial Statements

	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
ING Solution 2045 Portfolio - Service Class												
2012	154	$11.07	to	$12.87	$ 1,784	1.93%	0.70%	to	1.50%	13.76%	to	14.72%
2011	141	$9.65	to	$11.23	$ 1,424	1.18%	0.35%	to	1.50%	-6.56%	to	-5.41%
2010	87	$10.25	to	$11.92	$ 940	1.12%	0.35%	to	1.50%	13.39%	to	14.73%
2009	122	$8.96	to	$10.44	$ 1,200	2.34%	0.35%	to	1.50%	28.18%	to	28.92%
2008	99	$6.95	to	$8.10	$ 764	1.03%	0.70%	to	1.25%	-40.58%	to	-40.27%
ING Solution Income Portfolio - Service Class												
2012	93	$11.92	to	$13.07	$ 1,197	5.11%	0.70%	to	1.25%	8.45%	to	9.01%
2011	91	$10.94	to	$11.99	$ 1,072	3.38%	0.70%	to	1.25%	-0.94%	to	-0.36%
2010	74	$10.98	to	$12.04	$ 879	2.76%	0.70%	to	1.25%	8.33%	to	8.82%
2009	131	$10.09	to	$11.07	$ 1,436	5.89%	0.70%	to	1.25%	16.28%	to	16.38%
2008	144	$8.67	to	$9.52	$ 1,349	1.53%	0.70%	to	0.75%	-17.29%		
ING T. Rowe Price Diversified Mid Cap Growth Portfolio - Initial Class												
2012	2,619	$12.90	to	$16.23	$ 41,061	0.50%	0.35%	to	1.75%	14.15%	to	15.68%
2011	3,031	$11.18	to	$14.11	$ 41,422	0.34%	0.35%	to	1.75%	-5.45%	to	-4.06%
2010	3,375	$11.70	to	$14.79	$ 48,429	0.28%	0.35%	to	1.90%	26.01%	to	28.03%
2009	3,724	$9.16	to	$11.62	$ 42,125	0.42%	0.35%	to	1.90%	43.73%	to	45.43%
2008	4,178	$6.30	to	$8.01	$ 32,650	0.46%	0.70%	to	1.90%	-44.27%	to	-43.58%
ING T. Rowe Price Growth Equity Portfolio - Initial Class												
2012	1,093	$10.75	to	$34.50	$ 29,888	0.16%	0.35%	to	1.50%	17.13%	to	18.53%
2011	1,207	$9.17	to	$29.43	$ 28,652	-	0.35%	to	1.50%	-2.57%	to	-1.45%
2010	1,303	$10.93	to	$30.17	$ 32,431	0.03%	0.35%	to	1.50%	15.12%	to	16.42%
2009	1,461	$9.42	to	$26.18	$ 31,789	0.16%	0.35%	to	1.50%	40.87%	to	41.88%
2008	1,613	$6.64	to	$18.58	$ 25,211	1.34%	0.70%	to	1.50%	-43.09%	to	-42.62%
ING Templeton Foreign Equity Portfolio - Initial Class												
2012	1,929	$8.67	to	$10.34	$ 17,443	1.57%	0.35%	to	1.90%	16.53%	to	18.44%
2011	1,868	$7.44	to	$8.73	$ 14,333	1.94%	0.35%	to	1.90%	-13.59%	to	-12.26%
2010	2,227	$8.61	to	$9.95	$ 19,635	2.22%	0.35%	to	1.90%	6.69%	to	8.51%
2009	2,572	$8.07	to	$9.17	$ 21,070	-	0.35%	to	1.90%	29.74%	to	31.31%
2008	2,911	$6.22	to	$6.93	$ 18,241	(a)	0.70%	to	1.90%	(a)		

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Notes to Financial Statements

	Units (000's)	Unit Fair Value (lowest to highest)		Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)		Total Return[C] (lowest to highest)	
ING UBS U.S. Large Cap Equity Portfolio - Initial Class									
2012	838	$7.58	to $18.01	$ 12,210	0.94%	0.70%	to 1.75%	11.47%	to 12.65%
2011	984	$6.80	to $15.99	$ 12,801	1.09%	0.70%	to 1.75%	-4.23%	to -3.23%
2010	1,174	$7.10	to $16.53	$ 15,770	0.88%	0.70%	to 1.75%	11.46%	to 12.69%
2009	1,402	$6.28	to $14.68	$ 16,616	1.39%	0.70%	to 1.90%	29.22%	to 30.74%
2008	1,676	$4.86	to $11.23	$ 15,297	2.38%	0.70%	to 1.90%	-40.95%	to -40.20%
ING Strategic Allocation Conservative Portfolio - Class I									
2012	357	$12.08	to $22.50	$ 6,993	2.74%	0.70%	to 1.50%	10.68%	to 11.54%
2011	430	$10.83	to $20.19	$ 7,590	4.58%	0.70%	to 1.50%	0.28%	to 1.12%
2010	505	$10.71	to $19.98	$ 8,905	4.40%	0.70%	to 1.50%	9.40%	to 10.30%
2009	544	$9.71	to $18.12	$ 8,694	7.99%	0.70%	to 1.50%	16.09%	to 16.99%
2008	600	$8.30	to $15.49	$ 8,278	4.46%	0.70%	to 1.50%	-24.71%	to -24.14%
ING Strategic Allocation Growth Portfolio - Class I									
2012	421	$9.90	to $22.30	$ 7,948	1.54%	0.35%	to 2.25%	12.37%	to 14.57%
2011	457	$8.81	to $19.54	$ 7,550	2.72%	0.35%	to 2.25%	-5.06%	to -3.28%
2010	506	$9.28	to $20.28	$ 8,728	3.63%	0.35%	to 2.25%	10.61%	to 12.73%
2009	574	$8.39	to $18.07	$ 8,694	9.92%	0.35%	to 2.25%	22.48%	to 24.86%
2008	711	$6.85	to $14.54	$ 8,438	2.39%	0.70%	to 2.25%	-37.50%	to -36.53%
ING Strategic Allocation Moderate Portfolio - Class I									
2012	530	$10.74	to $22.25	$ 9,615	2.15%	0.35%	to 2.25%	11.07%	to 13.23%
2011	592	$9.67	to $19.73	$ 9,597	3.47%	0.35%	to 2.25%	-2.72%	to -0.94%
2010	645	$9.94	to $19.99	$ 10,595	4.10%	0.35%	to 2.25%	9.47%	to 11.68%
2009	673	$9.08	to $17.98	$ 10,045	8.73%	0.35%	to 2.25%	19.16%	to 21.48%
2008	770	$7.62	to $14.87	$ 9,608	3.23%	0.70%	to 2.25%	-32.02%	to -31.00%
ING Growth and Income Portfolio - Class A									
2012	138	$11.55		$ 1,591	1.38%	1.25%		13.79%	
2011	157	$10.15		$ 1,594	(d)	1.25%		(d)	
2010	(d)	(d)		(d)	(d)	(d)		(d)	
2009	(d)	(d)		(d)	(d)	(d)		(d)	
2008	(d)	(d)		(d)	(d)	(d)		(d)	

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Notes to Financial Statements

	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
ING Growth and Income Portfolio - Class I												
2012	8,089	$8.10	to	$331.80	$ 198,559	1.82%	0.35%	to	2.25%	13.29%	to	15.30%
2011	9,359	$7.15	to	$289.30	$ 198,743	1.24%	0.35%	to	2.25%	-2.59%	to	-0.57%
2010	10,173	$7.34	to	$292.82	$ 225,273	1.04%	0.35%	to	2.25%	11.72%	to	13.76%
2009	11,088	$6.57	to	$258.97	$ 215,519	1.43%	0.35%	to	2.25%	27.33%	to	29.89%
2008	11,849	$5.16	to	$200.72	$ 186,679	1.48%	0.70%	to	2.25%	-39.08%	to	-38.10%
ING GET U.S. Core Portfolio - Series 11												
2012	317	$9.86	to	$10.45	$ 3,254	2.09%	1.45%	to	2.25%	-2.76%	to	-1.97%
2011	364	$10.14	to	$10.66	$ 3,827	2.21%	1.45%	to	2.25%	-1.46%	to	-0.56%
2010	466	$10.29	to	$10.72	$ 4,945	2.57%	1.45%	to	2.25%	2.49%	to	3.28%
2009	586	$10.04	to	$10.38	$ 6,024	3.90%	1.45%	to	2.25%	-3.00%	to	-2.17%
2008	772	$10.30	to	$10.61	$ 8,130	2.27%	1.45%	to	2.40%	-1.90%	to	-0.93%
ING GET U.S. Core Portfolio - Series 12												
2012	756	$9.96	to	$10.64	$ 7,902	2.33%	1.45%	to	2.40%	-1.78%	to	-0.84%
2011	912	$10.14	to	$10.73	$ 9,642	2.51%	1.45%	to	2.40%	-1.36%	to	-0.37%
2010	1,201	$10.28	to	$10.77	$ 12,788	2.80%	1.45%	to	2.40%	3.21%	to	4.26%
2009	1,522	$9.96	to	$10.33	$ 15,586	3.10%	1.45%	to	2.40%	-2.92%	to	-2.09%
2008	1,946	$10.26	to	$10.55	$ 20,401	1.62%	1.45%	to	2.40%	-8.47%	to	-7.54%
ING GET U.S. Core Portfolio - Series 13												
2012	844	$10.20	to	$10.54	$ 8,765	2.13%	1.45%	to	1.95%	-2.21%	to	-1.77%
2011	963	$10.43	to	$10.73	$ 10,208	2.20%	1.45%	to	1.95%	-0.19%	to	0.37%
2010	1,200	$10.45	to	$10.69	$ 12,706	2.55%	1.45%	to	1.95%	4.60%	to	5.01%
2009	1,430	$9.89	to	$10.18	$ 14,452	3.52%	1.45%	to	2.25%	-4.26%	to	-3.42%
2008	1,853	$10.33	to	$10.54	$ 19,436	2.20%	1.45%	to	2.25%	0.10%	to	0.86%
ING GET U.S. Core Portfolio - Series 14												
2012	566	$10.14	to	$10.75	$ 6,018	2.86%	1.45%	to	2.40%	-2.59%	to	-1.65%
2011	716	$10.41	to	$10.93	$ 7,759	3.00%	1.45%	to	2.40%	0.77%	to	1.67%
2010	908	$10.33	to	$10.75	$ 9,684	3.89%	1.45%	to	2.40%	4.24%	to	5.39%
2009	1,241	$9.91	to	$10.20	$ 12,578	3.96%	1.45%	to	2.40%	-3.22%	to	-2.30%
2008	2,041	$10.24	to	$10.44	$ 21,091	1.89%	1.45%	to	2.40%	0.59%	to	1.56%

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Notes to Financial Statements

	Units (000's)	Unit Fair Value (lowest to highest)		Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)		Total Return[C] (lowest to highest)	
ING BlackRock Science and Technology Opportunities Portfolio - Class I									
2012	973	$4.75	to $16.65	$ 4,911	0.19%	0.70%	to 1.75%	5.96%	to 7.19%
2011	1,216	$4.46	to $15.58	$ 5,733	-	0.70%	to 1.75%	-12.04%	to -11.01%
2010	1,300	$5.06	to $17.57	$ 6,924	-	0.70%	to 1.75%	16.52%	to 17.75%
2009	1,248	$4.33	to $14.96	$ 5,656	-	0.70%	to 1.90%	49.83%	to 51.79%
2008	1,247	$2.88	to $9.89	$ 3,743	-	0.70%	to 1.90%	-40.97%	to -40.27%
ING Euro STOXX 50® Index Portfolio - Class I									
2012	4	$9.43		$ 40	5.41%	0.75%		21.52%	
2011	4	$7.76		$ 34	2.94%	0.75%		-17.62%	
2010	4	$9.42		$ 34	(c)	0.75%		(c)	
2009	(c)	(c)		(c)	(c)	(c)		(c)	
2008	(c)	(c)		(c)	(c)	(c)		(c)	
ING Index Plus LargeCap Portfolio - Class I									
2012	4,010	$8.79	to $23.27	$ 62,530	1.68%	0.35%	to 2.25%	11.81%	to 14.01%
2011	4,686	$7.82	to $20.48	$ 64,463	1.92%	0.35%	to 2.25%	-2.21%	to -0.38%
2010	5,572	$7.84	to $20.66	$ 77,272	1.95%	0.35%	to 2.25%	11.35%	to 13.57%
2009	7,031	$7.02	to $18.26	$ 84,361	3.02%	0.35%	to 2.25%	20.43%	to 22.96%
2008	8,508	$5.80	to $14.93	$ 79,909	2.29%	0.70%	to 2.25%	-38.56%	to -37.69%
ING Index Plus MidCap Portfolio - Class I									
2012	374	$12.45	to $28.40	$ 9,658	0.92%	0.35%	to 1.50%	15.93%	to 17.30%
2011	403	$10.65	to $24.32	$ 8,915	0.81%	0.35%	to 1.50%	-2.62%	to -1.46%
2010	433	$10.85	to $24.80	$ 9,868	1.09%	0.35%	to 1.50%	20.12%	to 21.48%
2009	494	$8.96	to $20.51	$ 9,299	1.60%	0.35%	to 1.50%	29.77%	to 31.44%
2008	527	$6.85	to $15.69	$ 7,814	1.43%	0.70%	to 1.50%	-38.51%	to -38.02%
ING Index Plus SmallCap Portfolio - Class I									
2012	186	$12.12	to $20.01	$ 3,348	0.61%	0.35%	to 1.50%	10.71%	to 11.98%
2011	219	$10.86	to $17.95	$ 3,572	0.76%	0.35%	to 1.50%	-2.20%	to -1.08%
2010	248	$11.02	to $18.23	$ 4,105	0.72%	0.35%	to 1.50%	21.06%	to 22.42%
2009	293	$9.03	to $14.96	$ 3,939	1.73%	0.35%	to 1.50%	22.91%	to 24.49%
2008	313	$7.28	to $12.08	$ 3,465	0.94%	0.70%	to 1.50%	-34.53%	to -34.09%

128

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Notes to Financial Statements

	Units (000's)	Unit Fair Value (lowest to highest)		Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)		Total Return[C] (lowest to highest)	
ING International Index Portfolio - Class I									
2012	627	$8.00	to $15.31	$ 7,856	2.86%	0.70%	to 1.75%	16.65%	to 17.88%
2011	687	$6.84	to $13.02	$ 7,623	2.73%	0.70%	to 1.75%	-13.75%	to -12.75%
2010	784	$7.91	to $14.96	$ 10,272	3.55%	0.70%	to 1.75%	5.96%	to 7.06%
2009	989	$7.44	to $14.01	$ 11,857	-	0.70%	to 1.90%	25.89%	to 26.77%
2008	36	$5.91	to $5.94	$ 211	(a)	0.75%	to 1.50%	(a)	
ING International Index Portfolio - Class S									
2012	1	$13.68		$ 16	4.00%	1.25%		17.02%	
2011	3	$11.69		$ 34	2.30%	1.25%		-13.54%	
2010	4	$13.52		$ 53	2.11%	1.25%		6.29%	
2009	3	$12.72		$ 42	(b)	1.25%		(b)	
2008	(b)	(b)		(b)	(b)	(b)		(b)	
ING Russell™ Large Cap Growth Index Portfolio - Class I									
2012	1,669	$13.76	to $16.58	$ 25,455	1.21%	0.70%	to 1.75%	12.48%	to 13.72%
2011	1,853	$12.11	to $14.60	$ 24,962	1.27%	0.70%	to 1.75%	2.39%	to 3.48%
2010	2,128	$11.71	to $14.18	$ 27,852	0.66%	0.70%	to 1.90%	10.67%	to 11.92%
2009	2,458	$11.71	to $12.73	$ 28,908	(b)	0.75%	to 1.90%	(b)	
2008	(b)	(b)		(b)	(b)	(b)		(b)	
ING Russell™ Large Cap Index Portfolio - Class I									
2012	907	$10.25	to $16.71	$ 14,334	2.54%	0.70%	to 2.25%	12.97%	to 14.70%
2011	1,047	$9.00	to $14.60	$ 14,736	1.78%	0.75%	to 2.25%	0.29%	to 1.76%
2010	1,418	$8.91	to $14.37	$ 19,011	3.38%	0.70%	to 2.25%	9.70%	to 11.43%
2009	1,651	$8.06	to $12.93	$ 20,115	-	0.70%	to 2.25%	22.17%	to 22.71%
2008	96	$6.63	to $6.65	$ 641	(a)	0.75%	to 1.25%	(a)	
ING Russell™ Large Cap Value Index Portfolio - Class I									
2012	473	$12.75	to $15.94	$ 7,317	1.90%	0.75%	to 1.75%	14.18%	to 15.28%
2011	526	$11.06	to $13.84	$ 7,094	1.74%	0.75%	to 1.75%	-0.95%	to 0.09%
2010	635	$11.05	to $13.86	$ 8,621	1.52%	0.75%	to 1.75%	9.45%	to 10.35%
2009	812	$12.47	to $12.56	$ 10,184	(b)	0.95%	to 1.90%	(b)	
2008	(b)	(b)		(b)	(b)	(b)		(b)	

	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
ING Russell™ Large Cap Value Index Portfolio - Class S												
2012	82	$15.54	to	$15.63	$ 1,276	1.72%	1.25%	to	1.40%	14.35%	to	14.51%
2011	94	$13.59	to	$13.65	$ 1,283	1.55%	1.25%	to	1.40%	-0.88%	to	-0.66%
2010	113	$13.71	to	$13.74	$ 1,547	1.41%	1.25%	to	1.40%	9.59%	to	9.74%
2009	125	$12.51	to	$12.52	$ 1,568	(b)	1.25%	to	1.40%			(b)
2008	(b)		(b)		(b)	(b)		(b)				(b)
ING Russell™ Mid Cap Growth Index Portfolio - Class S												
2012	45	$17.39	to	$17.88	$ 795	0.29%	0.75%	to	1.50%	13.73%	to	14.69%
2011	37	$15.29	to	$15.59	$ 576	0.64%	0.75%	to	1.50%	-3.65%	to	-2.93%
2010	23	$15.87	to	$16.06	$ 367	-	0.75%	to	1.50%	23.98%	to	24.88%
2009	8	$12.80	to	$12.86	$ 101	(b)	0.75%	to	1.50%			(b)
2008	(b)		(b)		(b)	(b)		(b)				(b)
ING Russell™ Mid Cap Index Portfolio - Class I												
2012	55	$11.34	to	$14.48	$ 667	1.03%	0.75%	to	1.25%	15.60%	to	16.21%
2011	48	$9.81	to	$12.46	$ 500	1.58%	0.75%	to	1.25%	-3.06%	to	-2.63%
2010	23	$10.12	to	$12.80	$ 260	0.48%	0.75%	to	1.25%	23.72%	to	24.36%
2009	19	$8.18	to	$8.25	$ 159	-	0.75%	to	1.25%		39.12%	
2008	5		$5.93		$ 29	(a)		0.75%				(a)
ING Russell™ Small Cap Index Portfolio - Class I												
2012	67	$11.79	to	$13.99	$ 831	0.71%	0.75%	to	1.25%	14.58%	to	15.17%
2011	53	$10.29	to	$12.15	$ 571	1.06%	0.75%	to	1.25%	-5.16%	to	-4.63%
2010	33	$10.77	to	$12.74	$ 373	-	0.75%	to	1.50%	24.86%	to	25.46%
2009	14	$8.69	to	$8.76	$ 123	-	0.75%	to	1.25%		25.68%	
2008	5		$6.97		$ 35	(a)		0.75%				(a)
ING Small Company Portfolio - Class I												
2012	927	$12.53	to	$36.16	$ 25,858	0.41%	0.35%	to	1.90%	12.32%	to	14.13%
2011	1,068	$11.02	to	$31.82	$ 26,266	0.41%	0.35%	to	1.90%	-4.35%	to	-2.87%
2010	1,304	$11.38	to	$32.87	$ 33,287	0.53%	0.35%	to	1.90%	21.98%	to	24.03%
2009	1,495	$9.21	to	$26.63	$ 30,900	0.62%	0.35%	to	1.90%	25.16%	to	27.30%
2008	1,717	$7.27	to	$21.03	$ 27,869	1.10%	0.70%	to	1.90%	-32.37%	to	-31.57%

	Units (000's)	Unit Fair Value (lowest to highest)		Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)		Total Return[C] (lowest to highest)	
ING U.S. Bond Index Portfolio - Class I									
2012	101	$11.56 to	$12.66	$ 1,220	1.66%	0.70% to	1.50%	2.31% to	3.12%
2011	211	$11.21 to	$12.28	$ 2,504	2.21%	0.70% to	1.50%	5.59% to	6.50%
2010	118	$10.54 to	$11.53	$ 1,305	2.83%	0.70% to	1.50%	4.79% to	5.39%
2009	63	$10.65 to	$10.94	$ 675	3.37%	0.70% to	1.25%	4.51% to	5.09%
2008	9	$10.19 to	$10.22	$ 96	(a)	0.75% to	1.25%	(a)	
ING International Value Portfolio - Class I									
2012	105	$8.55 to	$14.90	$ 1,399	2.56%	0.70% to	1.50%	17.41% to	18.32%
2011	118	$7.23 to	$12.61	$ 1,333	2.68%	0.70% to	1.50%	-16.21% to	-15.54%
2010	139	$8.56 to	$14.97	$ 1,872	1.81%	0.70% to	1.50%	0.94% to	1.78%
2009	248	$8.41 to	$14.75	$ 3,320	1.39%	0.70% to	1.50%	25.32% to	26.28%
2008	338	$6.66 to	$11.71	$ 3,607	2.63%	0.70% to	1.50%	-43.61% to	-43.17%
ING MidCap Opportunities Portfolio - Class I									
2012	102	$14.14 to	$19.25	$ 1,899	0.53%	0.70% to	1.50%	12.78% to	13.39%
2011	111	$12.47 to	$22.17	$ 1,849	-	0.70% to	1.25%	-1.77% to	-1.19%
2010	116	$12.62 to	$22.49	$ 1,993	0.72%	0.70% to	1.25%	28.71% to	29.44%
2009	40	$9.75 to	$13.30	$ 523	0.20%	0.70% to	1.25%	39.80% to	40.49%
2008	54	$6.94 to	$9.47	$ 498	-	0.70% to	1.25%	-38.42% to	-38.10%
ING MidCap Opportunities Portfolio - Class S									
2012	219	$9.98 to	$16.46	$ 3,372	0.41%	0.95% to	1.40%	12.26% to	12.82%
2011	247	$8.89 to	$14.59	$ 3,438	-	0.95% to	1.45%	-2.26% to	-1.75%
2010	238	$14.14 to	$14.85	$ 3,477	0.46%	0.95% to	1.45%	28.08% to	28.79%
2009	264	$10.61 to	$11.53	$ 2,989	0.11%	0.95% to	1.90%	38.33% to	39.59%
2008	336	$7.67 to	$8.26	$ 2,720	-	0.95% to	1.90%	-38.88% to	-38.27%
ING SmallCap Opportunities Portfolio - Class I									
2012	71	$11.98 to	$21.13	$ 898	-	0.70% to	1.25%	13.77% to	14.42%
2011	69	$10.53 to	$18.52	$ 767	-	0.70% to	1.25%	-0.38% to	0.17%
2010	77	$10.57 to	$18.54	$ 852	-	0.70% to	1.25%	30.66% to	31.40%
2009	38	$8.09 to	$14.14	$ 320	-	0.70% to	1.25%	29.44% to	30.13%
2008	67	$6.25 to	$10.89	$ 522	-	0.70% to	1.25%	-35.30% to	-34.97%

	Units (000's)	Unit Fair Value (lowest to highest)		Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)		Total Return[C] (lowest to highest)	
ING SmallCap Opportunities Portfolio - Class S									
2012	208	$10.42 to	$11.47	$ 2,297	-	0.95% to	1.45%	13.19% to	13.79%
2011	211	$9.19 to	$10.08	$ 2,075	-	0.95% to	1.45%	-0.83% to	-0.40%
2010	249	$9.63 to	$10.12	$ 2,465	-	0.95% to	1.45%	30.11% to	30.75%
2009	264	$7.21 to	$7.74	$ 2,004	-	0.95% to	1.75%	28.52% to	29.43%
2008	320	$5.55 to	$5.98	$ 1,876	-	0.95% to	1.90%	-35.84% to	-35.14%
Janus Aspen Series Balanced Portfolio - Institutional Shares									
2012	-	$43.50		$ 7	-	0.75%		12.78%	
2011	-	$38.57		$ 14	-	0.75%		0.86%	
2010	-	$38.24		$ 14	-	0.75%		7.60%	
2009	-	$35.54		$ 13	6.90%	0.75%		24.92%	
2008	1	$28.45		$ 16	-	0.75%		-16.45%	
Janus Aspen Series Enterprise Portfolio - Institutional Shares									
2012	-	$37.70		-	-	0.75%		16.43%	
2011	-	$32.38		-	-	0.75%		-2.18%	
2010	-	$29.69 to	$33.10	$ 2	-	0.75% to	1.50%	23.97% to	24.91%
2009	-	$23.95 to	$26.50	$ 2	-	0.75% to	1.50%	42.64% to	43.79%
2008	-	$16.79 to	$18.43	$ 1	-	0.75% to	1.50%	-44.55% to	-44.15%
Lord Abbett Series Fund - Mid-Cap Stock Portfolio - Class VC									
2012	126	$12.25 to	$17.97	$ 1,878	0.61%	0.35% to	1.50%	12.88% to	14.09%
2011	159	$10.77 to	$15.83	$ 2,073	0.22%	0.35% to	1.50%	-5.45% to	-4.37%
2010	185	$11.30 to	$16.65	$ 2,550	0.39%	0.35% to	1.50%	23.52% to	25.05%
2009	189	$9.07 to	$13.40	$ 2,101	0.44%	0.35% to	1.50%	24.74% to	26.24%
2008	222	$7.21 to	$10.69	$ 2,000	1.17%	0.70% to	1.50%	-40.23% to	-39.78%
Oppenheimer Global Securities Fund/VA									
2012	1	$27.14		$ 19	-	0.75%		20.35%	
2011	2	$22.55		$ 47	1.82%	0.75%		-8.96%	
2010	3	$24.77		$ 63	1.60%	0.75%		15.10%	
2009	3	$21.52		$ 62	1.83%	0.75%		38.75%	
2008	3	$15.51		$ 47	1.53%	0.75%		-40.64%	

	Units (000's)	Unit Fair Value (lowest to highest)		Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)		Total Return[C] (lowest to highest)	
Oppenheimer Main Street Fund®/VA									
2012	24	$11.17	to $13.39	$ 288	1.08%	0.80%	to 1.25%	15.39%	to 15.93%
2011	26	$9.68	to $11.55	$ 267	0.72%	0.80%	to 1.25%	-1.33%	to -0.77%
2010	27	$9.81	to $11.64	$ 286	1.05%	0.80%	to 1.25%	14.74%	to 15.13%
2009	31	$8.55	to $10.11	$ 288	1.84%	0.80%	to 1.25%	26.67%	to 27.33%
2008	35	$6.75	to $7.94	$ 255	1.74%	0.80%	to 1.25%	-39.24%	to -38.97%
Oppenheimer Main Street Small- & Mid-Cap Fund®/VA									
2012	50	$13.03	to $15.40	$ 765	0.59%	0.70%	to 1.50%	16.23%	to 17.18%
2011	46	$11.12	to $13.15	$ 599	0.68%	0.70%	to 1.50%	-3.62%	to -2.88%
2010	65	$11.45	to $13.55	$ 871	0.55%	0.70%	to 1.50%	21.54%	to 22.59%
2009	53	$9.34	to $11.06	$ 586	0.83%	0.70%	to 1.50%	35.19%	to 36.21%
2008	47	$6.86	to $8.12	$ 382	0.60%	0.70%	to 1.50%	-38.76%	to -38.34%
Oppenheimer Small- & Mid-Cap Growth Fund/VA									
2012	13	$10.41	to $13.26	$ 145	-	0.80%	to 1.25%	15.03%	to 15.51%
2011	14	$9.05	to $11.48	$ 136	-	0.80%	to 1.25%	-0.11%	to 0.35%
2010	5	$9.06	to $11.44	$ 55	-	0.80%	to 1.25%	25.83%	to 26.41%
2009	26	$7.20	to $9.05	$ 195	-	0.80%	to 1.25%	30.91%	to 31.54%
2008	5	$5.50	to $6.88	$ 37	-	0.80%	to 1.25%	-49.68%	to -49.49%
PIMCO Real Return Portfolio - Administrative Class									
2012	562	$13.55	to $16.74	$ 9,299	1.07%	0.70%	to 1.50%	7.10%	to 7.97%
2011	513	$12.55	to $15.51	$ 7,882	4.86%	0.70%	to 1.50%	10.07%	to 10.87%
2010	508	$11.32	to $14.00	$ 7,054	1.41%	0.70%	to 1.50%	6.48%	to 7.40%
2009	671	$10.54	to $13.04	$ 8,712	3.08%	0.70%	to 1.50%	16.60%	to 17.50%
2008	532	$8.97	to $11.10	$ 5,888	4.40%	0.70%	to 1.50%	-8.21%	to -7.81%
Pioneer Emerging Markets VCT Portfolio - Class I									
2012	172	$8.54	to $8.93	$ 1,525	0.63%	0.70%	to 1.25%	10.57%	to 11.21%
2011	129	$7.68	to $8.03	$ 1,027	0.30%	0.70%	to 1.50%	-24.51%	to -23.96%
2010	414	$10.10	to $10.56	$ 4,363	0.33%	0.70%	to 1.50%	14.22%	to 15.03%
2009	308	$8.78	to $9.18	$ 2,820	1.25%	0.70%	to 1.50%	72.08%	to 73.52%
2008	196	$5.06	to $5.30	$ 1,033	0.51%	0.70%	to 1.50%	-58.85%	to -58.50%

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Notes to Financial Statements

	Units (000's)	Unit Fair Value (lowest to highest)			Net Assets (000's)	Investment Income Ratio[A]	Expense Ratio[B] (lowest to highest)			Total Return[C] (lowest to highest)		
Pioneer High Yield VCT Portfolio - Class I												
2012	35	$14.11	to	$16.44	$ 556	9.87%	0.70%	to	1.50%	14.40%	to	15.21%
2011	30	$12.25	to	$14.27	$ 417	6.31%	0.70%	to	1.50%	-3.16%	to	-2.31%
2010	35	$12.54	to	$14.63	$ 502	5.51%	0.70%	to	1.50%	16.30%	to	17.23%
2009	45	$10.70	to	$12.48	$ 551	6.29%	0.70%	to	1.50%	57.99%	to	59.46%
2008	40	$6.71	to	$7.84	$ 308	7.95%	0.70%	to	1.50%	-36.33%	to	-35.90%
Invesco Van Kampen American Franchise Fund - Class I Shares												
2012	22	$9.80	to	$36.08	$ 693	(e)	0.70%	to	1.25%	(e)		
2011	(e)		(e)		(e)	(e)		(e)		(e)		
2010	(e)		(e)		(e)	(e)		(e)		(e)		
2009	(e)		(e)		(e)	(e)		(e)		(e)		
2008	(e)		(e)		(e)	(e)		(e)		(e)		
Wanger International												
2012	163	$10.25	to	$11.89	$ 1,742	1.22%	0.70%	to	1.50%	19.74%	to	20.71%
2011	193	$8.56	to	$9.85	$ 1,705	4.82%	0.70%	to	1.50%	-15.91%	to	-15.16%
2010	191	$10.18	to	$11.61	$ 1,990	2.29%	0.70%	to	1.50%	23.29%	to	24.04%
2009	168	$8.33	to	$9.36	$ 1,413	3.19%	0.70%	to	1.25%	47.96%	to	48.81%
2008	72	$5.63	to	$6.29	$ 406	1.14%	0.70%	to	1.25%	-46.28%	to	-45.96%
Wanger Select												
2012	163	$11.43	to	$16.29	$ 2,636	0.44%	0.70%	to	1.50%	16.74%	to	17.59%
2011	170	$9.72	to	$13.86	$ 2,332	2.16%	0.70%	to	1.50%	-18.91%	to	-18.25%
2010	208	$11.89	to	$16.96	$ 3,507	0.54%	0.70%	to	1.50%	24.65%	to	25.69%
2009	212	$9.46	to	$13.50	$ 2,845	-	0.70%	to	1.50%	63.80%	to	65.10%
2008	212	$5.73	to	$8.19	$ 1,732	-	0.70%	to	1.50%	-49.84%	to	-49.41%
Wanger USA												
2012	53	$13.22	to	$16.95	$ 880	0.38%	0.70%	to	1.50%	18.15%	to	19.11%
2011	50	$11.10	to	$14.23	$ 705	-	0.70%	to	1.50%	-4.88%	to	-4.15%
2010	55	$11.58	to	$14.86	$ 807	-	0.70%	to	1.50%	21.50%	to	22.54%
2009	36	$9.45	to	$12.13	$ 432	-	0.70%	to	1.50%	40.12%	to	41.26%
2008	27	$6.69	to	$8.60	$ 231	-	0.70%	to	1.50%	-40.59%	to	-40.11%

VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
Notes to Financial Statements

(a) As investment Division had no investments until 2008, this data is not meaningful and is therefore not presented.
(b) As investment Division had no investments until 2009, this data is not meaningful and is therefore not presented.
(c) As investment Division had no investments until 2010, this data is not meaningful and is therefore not presented.
(d) As investment Division had no investments until 2011, this data is not meaningful and is therefore not presented.
(e) As investment Division had no investments until 2012, this data is not meaningful and is therefore not presented.

A The Investment Income Ratio represents dividends received by the Division, excluding capital gains distributions, divided by the average net assets. The recognition of investment income is determined by the timing of the declaration of dividends by the underlying fund in which the Division invests.

B The Expense Ratio considers only the expenses borne directly by the Account, excluding expenses charged through the redemption of units, and is equal to the mortality and expense, administrative, and other charges, as defined in the Charges and Fees note. Certain items in this table are presented as a range of minimum and maximum values; however, such information is calculated independently for each column in the table.

C Total Return is calculated as the change in unit value for each Contract presented in the Statements of Assets and Liabilities. Certain items in this table are presented as a range of minimum and maximum values; however, such information is calculated independently for each column in the table.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)

Index to Consolidated Financial Statements

Report of Independent Registered Public Accounting Firm

The Board of Directors
ING Life Insurance and Annuity Company

We have audited the accompanying consolidated balance sheets of ING Life Insurance and Annuity Company and subsidiaries as of December 31, 2012 and 2011, and the related consolidated statements of operations, comprehensive income, changes in shareholder's equity, and cash flows for each of the three years in the period ended December 31, 2012. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audits include consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of ING Life Insurance and Annuity Company and subsidiaries at December 31, 2012 and 2011, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2012, in conformity with U.S. generally accepted accounting principles.

As discussed in Note 1 to the financial statements, the Company retrospectively changed its method of accounting for costs associated with acquiring or renewing insurance contracts. Additionally, as discussed in Note 1 to the financial statements, the Company has elected to change its method of recognizing actuarial gains and losses related to its pension and post-retirement benefit plans.

/s/ Ernst & Young LLP

Atlanta, Georgia
March 27, 2013

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)
Consolidated Balance Sheets
December 31, 2012 and 2011
(In millions, except share data)

	As of December 31,	
	2012	2011
Assets		
Investments:		
Fixed maturities, available-for-sale, at fair value (amortized cost of $18,458.7 at 2012 and $16,577.9 at 2011)	$ 20,690.8	$ 18,134.6
Fixed maturities, at fair value using the fair value option	544.7	511.9
Equity securities, available-for-sale, at fair value (cost of $129.3 at 2012 and $131.8 at 2011)	142.8	144.9
Short-term investments	679.8	216.8
Mortgage loans on real estate, net of valuation allowance of $1.3 at 2012 and 2011	2,872.7	2,373.5
Loan - Dutch State obligation	—	417.0
Policy loans	240.9	245.9
Limited partnerships/corporations	179.6	510.6
Derivatives	512.7	446.6
Securities pledged (amortized cost of $207.2 at 2012 and $572.5 at 2011)	219.7	593.7
Total investments	26,083.7	23,595.5
Cash and cash equivalents	363.4	217.1
Short-term investments under securities loan agreement, including collateral delivered	186.1	524.8
Accrued investment income	273.0	260.2
Receivable for securities sold	3.9	16.7
Reinsurance recoverable	2,153.7	2,276.3
Deferred policy acquisition costs, Value of business acquired and Sales inducements to contract owners	695.0	947.2
Notes receivable from affiliate	175.0	175.0
Short-term loan to affiliate	—	648.0
Due from affiliates	99.8	52.9
Property and equipment	81.8	84.7
Other assets	101.1	56.3
Assets held in separate accounts	53,655.3	45,295.2
Total assets	$ 83,871.8	$ 74,149.9

The accompanying notes are an integral part of these Consolidated Financial Statements.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)
Consolidated Balance Sheets
December 31, 2012 and 2011)
(In millions, except share data)

| | As of December 31, | |
	2012	2011
Liabilities and Shareholder's Equity		
Future policy benefits and contract owner account balances	$ 24,191.2	$ 23,062.3
Payable for securities purchased	—	3.3
Payables under securities loan agreement, including collateral held	353.2	634.8
Long-term debt	4.9	4.9
Due to affiliates	95.1	126.0
Derivatives	346.8	360.1
Current income tax payable to Parent	32.1	1.3
Deferred income taxes	507.1	355.2
Other liabilities	424.7	330.5
Liabilities related to separate accounts	53,655.3	45,295.2
Total liabilities	79,610.4	70,173.6
Shareholder's equity:		
Common stock (100,000 shares authorized, 55,000 issued and outstanding; $50 per share value)	2.8	2.8
Additional paid-in capital	4,217.2	4,533.0
Accumulated other comprehensive income	1,023.0	747.5
Retained earnings (deficit)	(981.6)	(1,307.0)
Total shareholder's equity	4,261.4	3,976.3
Total liabilities and shareholder's equity	$ 83,871.8	$ 74,149.9

The accompanying notes are an integral part of these Consolidated Financial Statements.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)
Consolidated Statements of Operations
For the Years Ended December 31, 2012, 2011 and 2010
(In millions)

		Years Ended December 31,				
		2012		2011		2010
Revenues:						
Net investment income	$	1,348.8	$	1,420.9	$	1,342.3
Fee income		648.8		614.0		583.5
Premiums		36.0		33.9		67.3
Broker-dealer commission revenue		225.5		218.3		220.0
Net realized capital gains (losses):						
Total other-than-temporary impairments		(14.1)		(116.8)		(199.2)
Less: Portion of other-than-temporary impairments recognized in Other comprehensive income (loss)		(3.2)		(9.5)		(52.1)
Net other-than-temporary impairments recognized in earnings		(10.9)		(107.3)		(147.1)
Other net realized capital gains (losses)		70.2		(108.5)		128.3
Total net realized capital gains (losses)		59.3		(215.8)		(18.8)
Other revenue		—		14.5		33.3
Total revenues		2,318.4		2,085.8		2,227.6
Benefits and expenses:						
Interest credited and other benefits to contract owners		746.7		763.4		769.2
Operating expenses		696.5		692.0		789.8
Broker-dealer commission expense		225.5		218.3		220.0
Net amortization of deferred policy acquisition costs and value of business acquired		131.1		94.2		(41.2)
Interest expense		2.0		2.6		2.9
Total benefits and expenses		1,801.8		1,770.5		1,740.7
Income (loss) before income taxes		516.6		315.3		486.9
Income tax expense (benefit)		191.2		(5.0)		109.0
Net income (loss)	$	325.4	$	320.3	$	377.9

The accompanying notes are an integral part of these Consolidated Financial Statements.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)
Consolidated Statements of Comprehensive Income
For the Years Ended December 31, 2012, 2011 and 2010
(In millions)

| | Years Ended December 31, | | |
	2012	2011	2010
Net income (loss)	$ 325.4	$ 320.3	$ 377.9
Other comprehensive income (loss), before tax:			
Unrealized gains/losses on securities	408.7	483.8	465.6
Other-than-temporary impairments	10.6	21.3	(12.7)
Pension and other post-employment benefit liability	(2.2)	7.6	(1.4)
Other comprehensive income (loss), before tax	417.1	512.7	451.5
Income tax benefit (expense) related to items of other comprehensive income (loss)	(141.6)	(155.7)	(77.3)
Other comprehensive income (loss), after tax	275.5	357.0	374.2
Comprehensive income (loss)	$ 600.9	$ 677.3	$ 752.1

The accompanying notes are an integral part of these Consolidated Financial Statements.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)
Consolidated Statements of Changes in Shareholder's Equity
For the Years Ended December 31, 2012, 2011 and 2010
(In millions)

	Common Stock	Additional Paid-In Capital	Accumulated Other Comprehensive Income (Loss)	Retained Earnings	Total Shareholder's Equity
Balance at January 1, 2010 - Before change in method	$ 2.8	$ 4,528.2	$ (15.0)	$ (1,611.9)	$ 2,904.1
Cumulative effect of changes in accounting:					
Deferred policy acquisition costs	—	—	13.9	(375.9)	(362.0)
Actuarial gains (losses) for pension and post-retirement benefit plans	—	—	17.4	(17.4)	—
Balance at January 1, 2010 - As reported	2.8	4,528.2	16.3	(2,005.)	2,542.1
Comprehensive income (loss):					
Net income (loss)	—	—	—	377.9	377.9
Other comprehensive income (loss), after tax	—	—	374.2	—	374.2
Total comprehensive income (loss)					752.1
Dividends paid and return of capital distribution	—	(203.0)	—	—	(203.0)
Employee related benefits	—	0.8	—	—	0.8
Balance at December 31, 2010	2.8	4,326.0	390.5	(1,627.)	3,092.0
Comprehensive income (loss):					
Net income (loss)	—	—	—	320.3	320.3
Other comprehensive income (loss), after tax	—	—	357.0	—	357.0
Total comprehensive income (loss)					677.3
Contribution of capital	—	201.0	—	—	201.0
Employee related benefits	—	6.0	—	—	6.0
Balance at December 31, 2011	2.8	4,533.0	747.5	(1,307.)	3,976.3
Comprehensive income (loss):					
Net income (loss)	—	—	—	325.4	325.4
Other comprehensive income (loss), after tax	—	—	275.5	—	275.5
Total comprehensive income (loss)					600.9
Dividends paid and distribution of capital	—	(340.0)	—	—	(340.0)
Employee related benefits	—	24.2	—	—	24.2
Balance at December 31, 2012	$ 2.8	$ 4,217.2	$ 1,023.0	$ (981.6)	$ 4,261.4

The accompanying notes are an integral part of these Consolidated Financial Statements.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)
Consolidated Statements of Cash Flows
For the Years Ended December 31, 2012, 2011 and 2010
(In millions)

	Years Ended December 31,		
	2012	**2011**	**2010**
Cash Flows from Operating Activities:			
Net income (loss)	$ 325.4	$ 320.3	$ 377.9
Adjustments to reconcile net income (loss) to net cash provided by operating activities:			
Capitalization of deferred policy acquisition costs, value of business acquired and sales inducements	(88.1)	(88.9)	(93.9)
Net amortization of deferred policy acquisition costs, value of business acquired and sales inducements	133.1	97.7	(37.3)
Net accretion/amortization of discount/premium	20.7	37.0	44.3
Future policy benefits, claims reserves and interest credited	569.9	639.0	608.8
Deferred income tax expense (benefit)	9.5	(65.3)	33.6
Net realized capital (gains) losses	(59.3)	215.8	18.8
Depreciation	3.5	3.5	3.4
Change in:			
Accrued investment income	(12.8)	(19.7)	(23.3)
Reinsurance recoverable	122.6	79.6	74.0
Other receivables and asset accruals	(44.8)	(3.5)	(86.0)
Due to/from affiliates	(77.8)	54.3	17.2
Other payables and accruals	125.0	(91.9)	85.5
Other, net	60.9	(64.8)	(36.1)
Net cash provided by operating activities	1,087.8	1,113.1	986.9
Cash Flows from Investing Activities:			
Proceeds from the sale, maturity, disposal or redemption of:			
Fixed maturities	3,868.7	6,468.5	6,340.3
Equity securities, available-for-sale	2.4	63.1	12.9
Mortgage loans on real estate	492.2	332.8	179.2
Limited partnerships/corporations	339.4	93.0	87.2
Acquisition of:			
Fixed maturities	(5,484.7)	(7,662.0)	(7,383.5)
Equity securities, available-for-sale	(0.7)	(5.7)	(16.7)
Mortgage loans on real estate	(991.3)	(863.1)	(147.2)
Limited partnerships/corporations	(46.1)	(68.5)	(85.5)
Derivatives, net	(36.4)	(78.6)	(147.3)
Policy loans, net	5.0	7.1	1.7
Short-term investments, net	(463.0)	5.3	313.1
Loan-Dutch State obligation, net	416.8	122.4	134.7
Collateral received	57.1	105.3	4.7
Purchases of fixed assets, net	(0.6)	(0.8)	—
Net cash used in investing activities	(1,841.2)	(1,481.2)	(706.4)
Cash Flows from Financing Activities:			
Deposits received for investment contracts	$ 2,884.3	$ 3,115.4	$ 2,022.2
Maturities and withdrawals from investment contracts	(2,292.6)	(2,403.6)	(2,309.7)
Short-term loans to affiliates, net	648.0	(343.9)	(16.9)
Short-term repayments of repurchase agreements, net	—	(214.7)	214.6
Dividends paid and return of capital distribution	(340.0)	—	(203.0)

The accompanying notes are an integral part of these Consolidated Financial Statements.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)
Consolidated Statements of Cash Flows
For the Years Ended December 31, 2012, 2011 and 2010
(In millions)

Capital contribution from parent		—		201.0	—
Net cash provided by (used in) financing activities		899.7		354.2	(292.8)
Net increase (decrease) in cash and cash equivalents		146.3		(13.9)	(12.3)
Cash and cash equivalents, beginning of year		217.1		231.0	243.3
Cash and cash equivalents, end of year	$	363.4	$	217.1	$ 231.0
Supplemental cash flow information:					
Income taxes paid	$	170.1	$	108.4	$ 0.6
Interest paid		—		0.3	—

The accompanying notes are an integral part of these Consolidated Financial Statements.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

---

1.   Business, Basis of Presentation and Significant Accounting Policies

Business

ING Life Insurance and Annuity Company ("ILIAC") is a stock life insurance company domiciled in the state of Connecticut. ILIAC and its wholly owned subsidiaries (collectively, the "Company") are providers of financial products and services in the United States. ILIAC is authorized to conduct its insurance business in all states and in the District of Columbia.

ILIAC is a direct, wholly owned subsidiary of Lion Connecticut Holdings Inc. ("Lion" or "Parent"), which is a direct, wholly owned subsidiary of ING U.S., Inc. ING U.S., Inc. is a wholly owned subsidiary of ING Insurance International B.V., which is a wholly owned subsidiary of ING Verzekeringen N.V. ("ING Insurance"), which is a wholly owned subsidiary of ING Insurance Topholding N.V., which is a wholly owned subsidiary of ING Groep N.V. ("ING Group" or "ING"), the ultimate parent company. ING is a global financial services holding company based in The Netherlands, with American Depository Shares listed on the New York Stock Exchange under the symbol "ING."

ING has announced the anticipated separation of its global banking and insurance businesses. While all options for effecting this separation remain open, ING has announced that the base case for this separation includes an initial public offering ("IPO") of ING U.S., Inc., which together with its subsidiaries, constitutes ING's U.S.-based retirement, investment management, and insurance operations. ING U.S., Inc. filed a registration statement on Form S-1 with the U.S. Securities and Exchange Commission ("SEC") on November 9, 2012, which was amended on January 23, 2013 and March 19, 2013, in connection with the proposed IPO of its common stock.

The Company offers qualified and nonqualified annuity contracts that include a variety of funding and payout options for individuals and employer-sponsored retirement plans qualified under Internal Revenue Code Sections 401, 403, 408, 457 and 501, as well as nonqualified deferred compensation plans and related services. The Company's products are offered primarily to individuals, pension plans, small businesses and employer-sponsored groups in the health care, government and education markets (collectively "not-for-profit" organizations) and corporate markets. The Company's products are generally distributed through pension professionals, independent agents and brokers, third party administrators, banks, dedicated career agents and financial planners.

Products offered by the Company include deferred and immediate (i.e., payout) annuity contracts. Company products also include programs offered to qualified plans and nonqualified deferred compensation plans that package administrative and record-keeping services along with a variety of investment options, including affiliated and nonaffiliated mutual funds and variable and fixed investment options. In addition, the Company offers wrapper agreements entered into with retirement plans, which contain certain benefit responsive guarantees (i.e., guarantees of principal and previously accrued interest for benefits paid under the terms of the plan) with respect to portfolios of plan-owned assets not invested with the Company. The Company also offers pension and retirement savings plan administrative services.

The Company has one operating segment.

Basis of Presentation

The accompanying Consolidated Financial Statements of the Company have been prepared in accordance with accounting principles generally accepted in the United States ("U.S. GAAP"). The Consolidated Financial Statements include the accounts of ILIAC and its wholly owned subsidiaries, ING Financial Advisers, LLC ("IFA") and Directed Services LLC ("DSL"). Intercompany transactions and balances between ILIAC and its subsidiaries have been eliminated.

Certain reclassifications have been made to prior year financial information to conform to the current year classifications, including the presentation of changes in fair value of embedded derivatives within annuity products and the presentation of market value adjustment items in order to align with the presentation of the Consolidated Financial Statements of ING U.S., Inc. For the years ended December 31, 2011 and 2010, respectively, reclassifications decreased Fee income by $(1.1) and $(6.3), (decreased) increased Other net realized capital gains (losses) by $(216.1) and $9.3, decreased Other revenue by $(6.0)and $(1.4), and (decreased) increased Interest credited and other benefits to contract owners by $(223.2) and $1.6, in the Statements of Operations. Such reclassifications had no impact on Shareholder's equity or Net income (loss).

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Accounting Changes

Employee Benefit Plans

As of January 1, 2012, the Company voluntarily changed its method of recognizing actuarial gains and losses related to its pension and post-retirement benefit plans. Previously, actuarial gains and losses were recognized in Accumulated other comprehensive income and, to the extent outside a corridor, amortized into operating results over the average remaining service period of active plan participants or the average remaining life expectancy of inactive plan participants, as applicable. The Company has elected to immediately recognize actuarial gains and losses in the Consolidated Statements of Operations in the year in which the gains and losses occur. The new accounting method is preferable, as it eliminates the delay in recognition of actuarial gains and losses. These gains and losses are generally only measured annually as of December 31 and, accordingly, will generally be recorded during the fourth quarter.

The Company's change in accounting methodology has been applied retrospectively. The cumulative effect of this change as of January 1, 2010, is a decrease to Retained earnings, with a corresponding increase to Accumulated other comprehensive income, of $17.4, net of tax. In addition, the impact of this change on the Company's Net income was an increase (decrease) of $1.0, $(7.2) and $(3.8) for the years ended December 31, 2012, 2011 and 2010, respectively. The impact of this change as of December 31, 2012 and 2011, respectively, is an additional decrease to Retained earnings, with a corresponding increase to Accumulated other comprehensive income, of $27.4 and $28.4, net of tax.

Deferred Policy Acquisition Costs

In October 2010, the FASB issued ASU 2010-26, "Financial Services - Insurance (ASC Topic 944): Accounting for Costs Associated with Acquiring or Renewing Insurance Contracts" ("ASU 2010-26"), which clarifies what costs relating to the acquisition of new or renewal insurance contracts qualify for deferral. Costs that should be capitalized include (1) incremental direct costs of successful contract acquisition and (2) certain costs related directly to successful acquisition activities (underwriting, policy issuance and processing, medical and inspection, and sales force contract selling) performed by the insurer for the contract. Advertising costs should be included in deferred acquisition costs only if the capitalization criteria in the U.S. GAAP direct-response advertising guidance are met. All other acquisition-related costs should be charged to expense as incurred.

The provisions of ASU 2010-26 were adopted retrospectively by the Company on January 1, 2012. As a result of implementing ASU 2010-26, the Company recognized a cumulative effect of change in accounting principle of $375.9, net of income taxes of $202.4, as a reduction to January 1, 2010 Retained earnings (deficit). In addition, the Company recognized a $13.9 increase to Accumulated other comprehensive income ("AOCI").

Significant Accounting Policies

Estimates and Assumptions

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the Consolidated Financial Statements and the reported amounts of revenues and expenses during the reporting period. Those estimates are inherently subject to change and actual results could differ from those estimates.

The Company has identified the following accounts and policies as the most significant in that they involve a higher degree of judgment, are subject to a significant degree of variability and/or contain significant accounting estimates:

> Reserves for future policy benefits, valuation and amortization of deferred policy acquisition costs ("DAC") and value of business acquired ("VOBA"), valuation of investments and derivatives, impairments, income taxes and contingencies.

Fair Value Measurement

The Company measures the fair value of its financial assets and liabilities based on assumptions used by market participants in pricing the asset or liability, which may include inherent risk, restrictions on the sale or use of an asset, or nonperformance risk,

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

which is the risk that the Company will not fulfill its obligation. The estimate of an exchange price is the price in an orderly transaction between market participants to sell the asset or transfer the liability ("exit price") in the principal market, or the most advantageous market in the absence of a principal market, for that asset or liability. The Company utilizes a number of valuation sources to determine the fair values of its financial assets and liabilities, including quoted market prices, third-party commercial pricing services, third-party brokers, industry-standard, vendor-provided software that models the value based on market observable inputs, and other internal modeling techniques based on projected cash flows.

Investments

The accounting policies for the Company's principal investments are as follows:

Fixed Maturities and Equity Securities: The Company's fixed maturities and equity securities are currently designated as available-for-sale, except those accounted for using the fair value option ("FVO"). Available-for-sale securities are reported at fair value and unrealized capital gains (losses) on these securities are recorded directly in Accumulated other comprehensive income (loss) ("AOCI") and presented net of related changes in DAC, VOBA and deferred income taxes. In addition, certain fixed maturities have embedded derivatives, which are reported with the host contract on the Consolidated Balance Sheets.

The Company has elected the FVO for certain of its fixed maturities to better match the measurement of assets and liabilities in the Consolidated Statements of Operations. Certain collateralized mortgage obligations ("CMOs"), primarily interest-only and principal-only strips, are accounted for as hybrid instruments and valued at fair value with changes in the fair value recorded in Other net realized capital gains (losses) in the Consolidated Statements of Operations.

Purchases and sales of fixed maturities and equity securities, excluding private placements, are recorded on the trade date. Purchases and sales of private placements and mortgage loans are recorded on the closing date. Investment gains and losses on sales of securities are generally determined on a first-in-first-out ("FIFO") basis.

Interest income on fixed maturities is recorded when earned using an effective yield method, giving effect to amortization of premiums and accretion of discounts. Dividends on equity securities are recorded when declared. Such dividends and interest income are recorded in Net investment income in the Consolidated Statements of Operations.

Included within fixed maturities are loan-backed securities, including residential mortgage-backed securities ("RMBS"), commercial mortgage-backed securities ("CMBS") and asset-backed securities ("ABS"). Amortization of the premium or discount from the purchase of these securities considers the estimated timing and amount of prepayments of the underlying loans. Actual prepayment experience is periodically reviewed and effective yields are recalculated when differences arise between the prepayments originally anticipated and the actual prepayments received and currently anticipated. Prepayment assumptions for single class and multi-class mortgage-backed securities ("MBS") and ABS are estimated by management using inputs obtained from third-party specialists, including broker-dealers and based on management's knowledge of the current market. For prepayment-sensitive securities such as interest-only, principal-only strips, inverse floaters and credit-sensitive MBS and ABS securities, which represent beneficial interests in securitized financial assets that are not of high credit quality or that have been credit impaired, the effective yield is recalculated on a prospective basis. For all other MBS and ABS, the effective yield is recalculated on a retrospective basis.

Short-term Investments: Short-term investments include investments with remaining maturities of one year or less, but greater than three months, at the time of purchase.   These investments are stated at fair value.

Assets Held in Separate Accounts: Assets held in separate accounts are reported at the fair values of the underlying investments in the separate accounts. The underlying investments include mutual funds, short-term investments, cash and fixed maturities.

Mortgage Loans on Real Estate: The Company's mortgage loans on real estate are all commercial mortgage loans, which are reported at amortized cost, less impairment write-downs and allowance for losses. If a mortgage loan is determined to be impaired (i.e., when it is probable that the Company will be unable to collect all amounts due according to the contractual terms of the loan agreement), the carrying value of the mortgage loan is reduced to the lower of either the present value of expected cash flows from the loan discounted at the loan's original purchase yield or fair value of the collateral. For those mortgages that are determined to require foreclosure, the carrying value is reduced to the fair value of the underlying collateral, net of estimated costs to obtain and sell at the point of foreclosure. The carrying value of the impaired loans is reduced by establishing a permanent write-down recorded in Other net realized capital gains (losses) in the Consolidated Statements of

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Operations. Property obtained from foreclosed mortgage loans is recorded in Other investments on the Consolidated Balance Sheets.

Mortgage loans are evaluated by the Company's investment professionals, including an appraisal of loan-specific credit quality, property characteristics, and market trends. Loan performance is continuously monitored on a loan-specific basis throughout the year. The Company's review includes submitted appraisals, operating statements, rent revenues, and annual inspection reports, among other items. This review evaluates whether the properties are performing at a consistent and acceptable level to secure the debt.

Mortgages are rated for the purpose of quantifying the level of risk. Those loans with higher risk are placed on a watch list and are closely monitored for collateral deficiency or other credit events that may lead to a potential loss of principal or interest. The Company defines delinquent mortgage loans consistent with industry practice as 60 days past due.

The Company's policy is to recognize interest income until a loan becomes 90 days delinquent or foreclosure proceedings are commenced, at which point interest accrual is discontinued. Interest accrual is not resumed until the loan is brought current.

The Company records an allowance for probable losses incurred on non-impaired loans on an aggregate basis, rather than specifically identified probable losses incurred by individual loan.

Loan - Dutch State Obligation: The reported value of the State of The Netherlands (the "Dutch State") loan obligation was based on the outstanding loan balance, plus any unamortized premium. This loan obligation was sold to a related party in November 2012.

Policy Loans: Policy loans are carried at an amount equal to the unpaid balance. Interest income on such loans is recorded as earned in Net investment income using the contractually agreed upon interest rate. Generally, interest is capitalized on the policy's anniversary date. Valuation allowances are not established for policy loans, as these loans are collateralized by the cash surrender value of the associated insurance contracts. Any unpaid principal or interest on the loan is deducted from the account value or the death benefit prior to settlement of the policy.

Limited Partnerships/Corporations: The Company uses the equity method of accounting for investments in limited partnership interests that are not consolidated, which consists primarily of private equities and hedge funds. Generally, the Company records its share of earnings using a lag methodology, relying upon the most recent financial information available, generally not to exceed three months. The Company's earnings from limited partnership interests accounted for under the equity method are recorded in Net investment income.

Securities Lending: The Company engages in securities lending whereby certain domestic securities from its portfolio are loaned to other institutions for short periods of time. Initial collateral, primarily cash, is required at a rate of 102% of the market value of the loaned securities. For portions of the program, the lending agent retains 5% of the collateral deposited by the borrower and transfers the remaining 95% to the Company. For other portions of the program, the lending agent retains the cash collateral. Collateral retained by the agent is invested in liquid assets on behalf of the Company. The market value of the loaned securities is monitored on a daily basis with additional collateral obtained or refunded as the market value of the loaned securities fluctuates.

Other-than-temporary Impairments
The Company periodically evaluates its available-for-sale investments to determine whether there has been an other-than-temporary decline in fair value below the amortized cost basis. Factors considered in this analysis include, but are not limited to, the length of time and the extent to which the fair value has been less than amortized cost, the issuer's financial condition and near-term prospects, future economic conditions and market forecasts, interest rate changes and changes in ratings of the security. An extended and severe unrealized loss position on a fixed maturity may not have any impact on: (a) the ability of the issuer to service all scheduled interest and principal payments and (b) the evaluation of recoverability of all contractual cash flows or the ability to recover an amount at least equal to its amortized cost based on the present value of the expected future cash flows to be collected. In contrast, for certain equity securities, the Company gives greater weight and consideration to a decline in market value and the likelihood such market value decline will recover.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

When assessing the Company's intent to sell a security or if it is more likely than not it will be required to sell a security before recovery of its amortized cost basis, management evaluates facts and circumstances such as, but not limited to, decisions to rebalance the investment portfolio and sales of investments to meet cash flow or capital needs.

When the Company has determined it has the intent to sell or if it is more likely than not that the Company will be required to sell a security before recovery of its amortized cost basis and the fair value has declined below amortized cost ("intent impairment"), the individual security is written down from amortized cost to fair value and a corresponding charge is recorded in Net realized capital gains (losses) in the Consolidated Statements of Operations as an other-than-temporary impairment ("OTTI"). If the Company does not intend to sell the security and it is not more likely than not that the Company will be required to sell the security before recovery of its amortized cost basis, but the Company has determined that there has been an other-than-temporary decline in fair value below the amortized cost basis, the OTTI is bifurcated into the amount representing the present value of the decrease in cash flows expected to be collected ("credit impairment") and the amount related to other factors ("noncredit impairment"). The credit impairment is recorded in Net realized capital gains (losses) in the Consolidated Statements of Operations. The noncredit impairment is recorded in Other comprehensive income (loss) on the Consolidated Balance Sheets.

The Company uses the following methodology and significant inputs to determine the amount of the OTTI credit loss:

- ▪ The Company performs a discounted cash flow analysis comparing the current amortized cost of a security to the present value of future cash flows expected to be received including estimated defaults and prepayments. The discount rate is generally the effective interest rate of the fixed maturity prior to impairment.
- ▪ When determining collectability and the period over which the value is expected to recover, the Company applies the same considerations utilized in its overall impairment evaluation process, which incorporates information regarding the specific security, the industry and geographic area in which the issuer operates and overall macroeconomic conditions. Projected future cash flows are estimated using assumptions derived from the Company's best estimates of likely scenario-based outcomes, after giving consideration to a variety of variables that includes, but is not limited to: general payment terms of the security; the likelihood that the issuer can service the scheduled interest and principal payments; the quality and amount of any credit enhancements; the security's position within the capital structure of the issuer; possible corporate restructurings or asset sales by the issuer; and changes to the rating of the security or the issuer by rating agencies.
- ▪ Additional considerations are made when assessing the unique features that apply to certain structured securities such as subprime, Alt-A, non-agency RMBS, CMBS and ABS. These additional factors for structured securities include, but are not limited to: the quality of underlying collateral; expected prepayment speeds; loan-to-value ratios; debt service coverage ratios; current and forecasted loss severity; and the payment priority within the tranche structure of the security.
- ▪ When determining the amount of the credit loss for U.S. and foreign corporate securities, foreign government securities and state and political subdivision securities, the Company considers the estimated fair value as the recovery value when available information does not indicate that another value is more appropriate. When information is identified that indicates a recovery value other than estimated fair value, the Company considers in the determination of recovery value the same considerations utilized in its overall impairment evaluation process, which incorporates available information and the Company's best estimate of scenarios-based outcomes regarding the specific security and issuer; possible corporate restructurings or asset sales by the issuer; the quality and amount of any credit enhancements; the security's position within the capital structure of the issuer; fundamentals of the industry and geographic area in which the security issuer operates and the overall macroeconomic conditions.

In periods subsequent to the recognition of the credit related impairment components of OTTI on a fixed maturity, the Company accounts for the impaired security as if it had been purchased on the measurement date of the impairment. Accordingly, the discount (or reduced premium) based on the new cost basis is accreted into net investment income over the remaining term of the fixed maturity in a prospective manner based on the amount and timing of estimated future cash flows.

Derivatives

The Company's use of derivatives is limited mainly to economic hedging to reduce the Company's exposure to cash flow variability of assets and liabilities, interest rate risk, credit risk, exchange rate risk and market risk. It is the Company's policy not to offset amounts recognized for derivative instruments and amounts recognized for the right to reclaim cash collateral or

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

the obligation to return cash collateral arising from derivative instruments executed with the same counterparty under a master netting arrangement.

The Company enters into interest rate, equity market, credit default and currency contracts, including swaps, futures, forwards, caps, floors and options, to reduce and manage various risks associated with changes in value, yield, price, cash flow, or exchange rates of assets or liabilities held or intended to be held, or to assume or reduce credit exposure associated with a referenced asset, index, or pool. The Company also utilizes options and futures on equity indices to reduce and manage risks associated with its annuity products. Open derivative contracts are reported as Derivatives assets or liabilities on the Consolidated Balance Sheets at fair value. Changes in the fair value of derivatives are recorded in Net realized capital gains (losses) in the Consolidated Statements of Operations.

To qualify for hedge accounting, at the inception of the hedging relationship, the Company formally documents its risk management objective and strategy for undertaking the hedging transaction, as well as its designation of the hedge as either (a) a hedge of the exposure to changes in the estimated fair value of a recognized asset or liability or an identified portion thereof that is attributable to a particular risk ("fair value hedge") or (b) a hedge of a forecasted transaction or of the variability of cash flows that is attributable to interest rate risk to be received or paid related to a recognized asset or liability ("cash flow hedge"). In this documentation, the Company sets forth how the hedging instrument is expected to hedge the designated risks related to the hedged item and sets forth the method that will be used to retrospectively and prospectively assess the hedging instrument's effectiveness and the method that will be used to measure ineffectiveness. A derivative designated as a hedging instrument must be assessed as being highly effective in offsetting the designated risk of the hedged item. Hedge effectiveness is formally assessed at inception and periodically throughout the life of the designated hedging relationship.

- *Fair Value Hedge*: For derivative instruments that are designated and qualify as a fair value hedge, the gain or loss on the derivative instrument, as well as the hedged item, to the extent of the risk being hedged, are recognized in Other net realized capital gains (losses).

- *Cash Flow Hedge*: For derivative instruments that are designated and qualify as a cash flow hedge, the effective portion of the gain or loss on the derivative instrument is reported as a component of AOCI and reclassified into earnings in the same periods during which the hedged transaction impacts earnings in the same line item associated with the forecasted transaction. The ineffective portion of the derivative's change in value, if any, along with any of the derivative's change in value that is excluded from the assessment of hedge effectiveness, are recorded in Other net realized capital gains (losses).

When hedge accounting is discontinued because it is determined that the derivative is no longer expected to be highly effective in offsetting changes in the estimated fair value or cash flows of a hedged item, the derivative continues to be carried on the Consolidated Balance Sheets at its estimated fair value, with subsequent changes in estimated fair value recognized immediately in Other net realized capital gains (losses). The carrying value of the hedged asset or liability under a fair value hedge is no longer adjusted for changes in its estimated fair value due to the hedged risk and the cumulative adjustment to its carrying value is amortized into income over the remaining life of the hedged item. Provided the hedged forecasted transaction is still probable of occurrence, the changes in estimated fair value of derivatives recorded in Other comprehensive income (loss) related to discontinued cash flow hedges are released into the Consolidated Statements of Operations when the Company's earnings are affected by the variability in cash flows of the hedged item.

When hedge accounting is discontinued because it is no longer probable that the forecasted transactions will occur on the anticipated date or within two months of that date, the derivative continues to be carried on the Consolidated Balance Sheets at its estimated fair value, with changes in estimated fair value recognized currently in Other net realized capital gains (losses). Derivative gains and losses recorded in Other comprehensive income (loss) pursuant to the discontinued cash flow hedge of a forecasted transaction that is no longer probable are recognized immediately in Other net realized capital gains (losses).

If the Company's current debt and claims paying ratings were downgraded in the future, the terms in the Company's derivative agreements may be triggered, which could negatively impact overall liquidity. For the majority of the Company's counterparties, there is a termination event should the Company's long-term debt ratings drop below BBB+/Baa1.

The Company also has investments in certain fixed maturities and has issued certain annuity products that contain embedded derivatives whose fair value is at least partially determined by levels of or changes in domestic and/or foreign interest rates (short-term or long-term), exchange rates, prepayment rates, equity markets, or credit ratings/spreads. Embedded derivatives

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

within fixed maturities are included with the host contract on the Consolidated Balance Sheets and changes in fair value of the embedded derivatives are recorded in Other net realized capital gains (losses) in the Consolidated Statements of Operations. Embedded derivatives within certain annuity products are included in Future policy benefits and contract owner account balances on the Consolidated Balance Sheets and changes in the fair value of the embedded derivatives are recorded in Other net realized capital gains (losses) in the Consolidated Statements of Operations.

Cash and Cash Equivalents

Cash and cash equivalents include cash on hand, amounts due from banks and other highly liquid investments, such as money market instruments and debt instruments with maturities of three months or less at the time of purchase. Cash and cash equivalents are stated at fair value.

Property and Equipment

Property and equipment are carried at cost, less accumulated depreciation and included in Other assets on the Consolidated Balance Sheets. Expenditures for replacements and major improvements are capitalized; maintenance and repair expenditures are expensed as incurred. Depreciation on property and equipment is provided on a straight-line basis over the estimated useful lives of the assets with the exception of land and artwork, which are not depreciated.

The Company's property and equipment are depreciated using the following estimated useful lives.

	Estimated Useful Lives
Buildings	40 years
Furniture and fixtures	5 years
Leasehold improvements	10 years, or the life of the lease, whichever is shorter
Equipment	3 years

Deferred Policy Acquisition Costs and Value of Business Acquired

DAC represents policy acquisition costs that have been capitalized and are subject to amortization and interest. Capitalized costs are incremental, direct costs of contract acquisition, as well as certain costs related directly to successful acquisition activities. Such costs consist principally of certain commissions, underwriting, sales and contract issuance and processing expenses directly related to the successful acquisition of new and renewal business. Indirect or unsuccessful acquisition costs, maintenance, product development and overhead expenses are charged to expense as incurred. VOBA represents the outstanding value of in force business acquired and is subject to amortization and interest. The value is based on the present value of estimated net cash flows embedded in the insurance contracts at the time of the acquisition and increased for subsequent deferrable expenses on purchased policies.

Amortization Methodologies
Generally, the Company amortizes DAC and VOBA related to fixed and variable deferred annuity contracts over the estimated lives of the contracts in relation to the emergence of estimated gross profits. Assumptions as to mortality, persistency, interest crediting rates, returns associated with separate account performance, impact of hedge performance, expenses to administer the business and certain economic variables, such as inflation, are based on the Company's experience and overall capital markets. At each valuation date, estimated gross profits are updated with actual gross profits and the assumptions underlying future estimated gross profits are evaluated for continued reasonableness. Adjustments to estimated gross profits require that amortization rates be revised retroactively to the date of the contract issuance ("unlocking").

The Company also reviews the estimated gross profits for each block of business to determine the recoverability of DAC and VOBA balances each period. DAC and VOBA are deemed to be recoverable if the estimated gross profits exceed these DAC and VOBA balances and the present value of future deferrable acquisition costs.

Assumptions
Changes in assumptions can have a significant impact on DAC and VOBA balances and amortization rates.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Several assumptions are considered significant in the estimation of future gross profits associated with the Company's variable products. One significant assumption is the assumed return associated with the variable account performance. To reflect the volatility in the equity markets, this assumption involves a combination of near-term expectations and long-term assumptions regarding market performance. The overall return on the variable account is dependent on multiple factors, including the relative mix of the underlying sub-accounts among bond funds and equity funds, as well as equity sector weightings. The Company practice assumes that intermediate-term appreciation in equity markets reverts to the long-term appreciation in equity markets ("reversion to the mean"). The Company monitors market events and only changes the assumption when sustained deviations are expected. This methodology incorporates a 9% long-term equity return assumption, a 14% cap and a five-year lookforward period. The reversion to the mean methodology was implemented prospectively on January 1, 2011.

Prior to January 1, 2011, the Company utilized a static long-term equity return assumption for projecting account balance growth in all future years. This return assumption was reviewed annually or more frequently, if deemed necessary. Actual returns that were higher than long-term expectations produced higher contract owner account balances, which increased future fee expectations resulting in higher expected gross profits. The opposite result occurred when returns were lower than long-term expectations.

Other significant assumptions include estimated policyholder behavior assumptions, such as surrender, lapse and annuitization rates. Estimated gross profits of variable annuity contracts are sensitive to these assumptions.

Contract owners may periodically exchange one contract for another, or make modifications to an existing contract. These transactions are identified as internal replacements. Internal replacements that are determined to result in substantially unchanged contracts are accounted for as continuations of the replaced contracts. Any costs associated with the issuance of the new contracts are considered maintenance costs and expensed as incurred. Unamortized DAC and VOBA related to the replaced contracts continue to be deferred and amortized in connection with the new contracts. Internal replacements that are determined to result in contracts that are substantially changed are accounted for as extinguishments of the replaced contracts and any unamortized DAC and VOBA related to the replaced contracts are written off to Net amortization of deferred policy acquisition costs and value of business acquired in the Consolidated Statements of Operations.

Future Policy Benefits and Contract Owner Accounts

Future Policy Benefits
The Company establishes and carries actuarially-determined reserves that are calculated to meet its future obligations. The principal assumptions used to establish liabilities for future policy benefits are based upon Company experience and periodically reviewed against industry standards. These assumptions include mortality, morbidity, policy lapse, contract renewal, payment of subsequent premiums or deposits by the contract owner, retirement, investment returns, benefit utilization, inflation and expenses. Changes in, or deviations from, the assumptions used can significantly affect the Company's reserve levels and related results of operations.

> Reserves for payout contracts with life contingencies are equal to the present value of expected future payments. Assumptions as to interest rates, mortality, and expenses are based upon the Company's experience at the period the policy is sold or acquired, including a provision for adverse deviation. Such assumptions generally vary by annuity plan type, year of issue, and policy duration. Interest rates used to calculate the present value of future benefits ranged from 3.0% to 8.0%.

Although assumptions are "locked-in" upon the issuance of payout contracts with life contingencies, significant changes in experience or assumptions may require the Company to provide for expected future losses on a product by establishing premium deficiency reserves. Premium deficiency reserves are determined based on best estimate assumptions that exist at the time the premium deficiency reserve is established and do not include a provision for adverse deviation.

Contract Owner Account Balances
Contract owner account balances relate to investment-type contracts.

Account balances for fixed annuities and payout contracts without life contingencies are equal to cumulative deposits, less charges and withdrawals, plus credited interest thereon. Credited interest rates vary by product and ranged up to 6.5% for the years 2012, 2011 and 2010. Account balances for group immediate annuities without life contingent payouts are equal to the discounted value of the payment at the implied break-even rate.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Guarantees

The Company records reserves for product guarantees, which can be either assets or liabilities, for contracts containing guaranteed credited rates. The guarantee is treated as an embedded derivative or a stand-alone derivative (depending on the underlying product) and is reported at fair value.

Reserves for guaranteed minimum death benefits ("GMDB") on certain variable annuities are determined by estimating the value of expected benefits in excess of the projected account balance and recognizing the excess ratably over the accumulation period based on total expected assessments. Expected experience is based on a range of scenarios. Assumptions used, such as the long-term equity market return, lapse rate and mortality, are consistent with assumptions used in estimating gross profits for purposes of amortizing DAC. The assumptions of investment performance and volatility are consistent with the historical experience of the appropriate underlying equity index, such as the Standard & Poor's ("S&P") 500 Index. The Company periodically evaluates estimates used and adjusts the additional liability balance, with a related charge or credit to benefit expense, if actual experience or other evidence suggests that earlier assumptions should be revised.

Products with guaranteed credited rates treat the guarantee as an embedded derivative for Stabilizer products and a stand-alone derivative for Managed custody guarantee ("MCG") products. These derivatives are measured at estimated fair value and recorded in Future policy benefits and contract owner account balances on the Consolidated Balance Sheets. Changes in estimated fair value along with attributed fees collected are reported in Other net realized capital gains (losses) in the Consolidated Statements of Operations.

The estimated fair value of the Stabilizer and MCG contracts is determined based on the present value of projected future claims, minus the present value of future guaranteed premiums. At inception of the contract the Company projects a guaranteed premium to be equal to the present value of the projected future claims. The income associated with the contracts is projected using actuarial and capital market assumptions, including benefits and related contract charges, over the anticipated life of the related contracts. The cash flow estimates are projected under multiple capital market scenarios using observable risk-free rates and other best estimate assumptions.

The Stabilizer embedded derivative liabilities and the stand-alone derivative for MCG include a risk margin to capture uncertainties related to policyholder behavior assumptions. The margin represents additional compensation a market participant would require to assume these risks.

The Company incorporates nonperformance risk in the calculation of the fair value of these guarantees.

Separate Accounts

Separate account assets and liabilities generally represent funds maintained to meet specific investment objectives of contract owners or participants who bear the investment risk, subject, in limited cases, to minimum guaranteed rates. Investment income and investment gains and losses generally accrue directly to such contract owners. The assets of each account are legally segregated and are not subject to claims that arise out of any other business of the Company or its affiliates.

Separate account assets supporting variable options under variable annuity contracts are invested, as designated by the contract owner or participant under a contract, in shares of mutual funds that are managed by the Company or its affiliates, or in other selected mutual funds not managed by the Company or its affiliates.

The Company reports separately, as assets and liabilities, investments held in the separate accounts and liabilities of separate accounts if:

- ▪ Such separate accounts are legally recognized;
- ▪ Assets supporting the contract liabilities are legally insulated from the Company's general account liabilities;
- ▪ Investments are directed by the contract owner or participant; and
- ▪ All investment performance, net of contract fees and assessments, is passed through to the contract owner.

The Company reports separate account assets that meet the above criteria at fair value on the Consolidated Balance Sheets based on the fair value of the underlying investments. Separate account liabilities equal separate account assets. Investment income and net realized and unrealized capital gains (losses) of the separate accounts, however, are not reflected in the

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Consolidated Statements of Operations. The Consolidated Statements of Cash Flows do not reflect investment activity of the separate accounts.

Long-term Debt

Short-term and long-term debt are carried at an amount equal to the unpaid principal balance, net of any remaining unamortized discount or premium attributable to issuance. Direct and incremental costs to issue the debt are recorded in Other assets on the Consolidated Balance Sheets and are recognized as a component of Interest expense in the Consolidated Statements of Operations over the life of the debt, using the effective interest method of amortization.

Repurchase Agreements

The Company engages in dollar repurchase agreements with MBS ("dollar rolls") and repurchase agreements with other collateral types to increase its return on investments and improve liquidity. Such arrangements meet the requirements to be accounted for as financing arrangements.

The Company enters into dollar roll transactions by selling existing MBS and concurrently entering into an agreement to repurchase similar securities within a short time frame at a lower price. Under repurchase agreements, the Company borrows cash from a counterparty at an agreed upon interest rate for an agreed upon time frame and pledges collateral in the form of securities. At the end of the agreement, the counterparty returns the collateral to the Company and the Company, in turn, repays the loan amount along with the additional agreed upon interest.

Company policy requires that at all times during the term of the dollar roll and repurchase agreements that cash or other collateral types obtained is sufficient to allow the Company to fund substantially all of the cost of purchasing replacement assets. Cash received is invested in Short-term investments, with the offsetting obligation to repay the loan included as an Other liability on the Consolidated Balance Sheets. The carrying value of the securities pledged in dollar rolls and repurchase agreement transactions and the related repurchase obligation are included in Securities pledged and Short-term debt, respectively, on the Consolidated Balance Sheets.

The primary risk associated with short-term collateralized borrowings is that the counterparty will be unable to perform under the terms of the contract. The Company's exposure is limited to the excess of the net replacement cost of the securities over the value of the short-term investments. The Company believes the counterparties to the dollar rolls and repurchase agreements are financially responsible and that the counterparty risk is minimal.

Recognition of Insurance Revenue and Related Benefits

Premiums related to payouts contracts with life contingencies are recognized in Premiums in the Consolidated Statements of Operations when due from the contract owners. When premiums are due over a significantly shorter period than the period over which benefits are provided, any gross premium in excess of the net premium (i.e., the portion of the gross premium required to provide for all expected future benefits and expenses) is deferred and recognized into revenue in a constant relationship to insurance in force. Benefits are recorded in Interest credited and other benefits to contract owners in the Consolidated Statements of Operations when incurred.

Revenues from investment-type and payout contracts without life contingencies, and FIA consist primarily of fees assessed against the contract owner account balance for mortality and policy administration and are reported in Fee income. In addition, the Company earns investment income from the investment of contract deposits in the Company's general account portfolio which is reported in Net investment income in the Consolidated Statements of Operations. Fees assessed that represent compensation to the Company for services to be provided in future periods and certain other fees are deferred and amortized into revenue over the expected life of the related contracts in proportion to estimated gross profits, in a manner consistent with DAC for these contracts. Benefits and expenses for these products include claims in excess of related account balances, expenses of contract administration and interest credited to contract owner account balances.

Income Taxes

The Company uses certain assumptions and estimates in determining the income taxes payable or refundable to/from the Parent for the current year, the deferred income tax liabilities and assets for items recognized differently in its financial statements

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

from amounts shown on its income tax returns and the federal income tax expense. Determining these amounts requires analysis and interpretation of current tax laws and regulations, including the loss limitation rules associated with change in control. Management exercises considerable judgment in evaluating the amount and timing of recognition of the resulting income tax liabilities and assets. These judgments and estimates are reevaluated on a continual basis as regulatory and business factors change.

The Company's deferred tax assets and liabilities resulting from temporary differences between financial reporting and tax bases of assets and liabilities are measured at the balance sheet date using enacted tax rates expected to apply to taxable income in the years the temporary differences are expected to reverse.

Deferred tax assets represent the tax benefit of future deductible temporary differences and operating loss and tax credit carryforwards. The Company evaluates and tests the recoverability of its deferred tax assets. Deferred tax assets are reduced by a valuation allowance if, based on the weight of evidence, it is more likely than not that some portion, or all, of the deferred tax assets will not be realized. Considerable judgment and the use of estimates are required in determining whether a valuation allowance is necessary and if so, the amount of such valuation allowance. In evaluating the need for a valuation allowance, the Company considers many factors, including:

- The nature and character of the deferred tax assets and liabilities;
- Taxable income in prior carryback years;
- Projected future income, exclusive of reversing temporary differences and carryforwards;
- Projected future reversals of existing temporary differences;
- The length of time carryforwards can be utilized;
- Any prudent and feasible tax planning strategies the Company would employ to avoid a tax benefit from expiring unused;
- The nature, frequency and severity of cumulative U.S. GAAP losses in recent years; and
- Any tax rules that would impact the utilization of the deferred tax assets.

In establishing unrecognized tax benefits, the Company determines whether a tax position is more likely than not to be sustained under examination by the appropriate taxing authority. The Company also considers positions that have been reviewed and agreed to as part of an examination by the appropriate taxing authority. Tax positions that do not meet the more likely than not standard are not recognized. Tax positions that meet this standard are recognized in the Consolidated Financial Statements. The Company measures the tax position as the largest amount of benefit that is greater than 50% likely of being realized upon ultimate resolution with the tax authority that has full knowledge of all relevant information.

Reinsurance

The Company utilizes reinsurance agreements in most aspects of its insurance business to reduce its exposure to large losses from GMDBs. Such reinsurance permits recovery of a portion of losses from reinsurers, although it does not discharge the primary liability of the Company as direct insurer of the risks reinsured.

For each of its reinsurance agreements, the Company determines whether the agreement provides indemnification against loss or liability relating to insurance risk. The Company reviews all contractual features, particularly those that may limit the amount of insurance risk to which the reinsurer is subject or features that delay the timely reimbursement of claims.

For reinsurance of long-duration contracts that transfer significant insurance risk, the difference, if any, between the amounts paid and benefits received related to the underlying contracts is included in the expected net cost of reinsurance which is recorded as a component of the reinsurance asset or liability. Any difference between actual and expected net cost of reinsurance is recognized in the current period and included as a component of profits used to amortize DAC.

The Company has a significant concentration of reinsurance arising from the disposition of its individual life insurance business. In 1998, the Company entered into an indemnity reinsurance agreement with certain subsidiaries of Lincoln National Corporation ("Lincoln"). Effective March 1, 2007, the reinsurance agreements were assigned to a single subsidiary of Lincoln, and that subsidiary established a trust to secure its obligations to the Company under the reinsurance transaction. Of the Reinsurance recoverable on the Consolidated Balance Sheets, $2.1 billion and $2.2 billion as of December 31, 2012 and 2011, respectively, equal the Company's total individual life reserves and are related to the reinsurance recoverable from the

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

subsidiary of Lincoln under this reinsurance agreement. Individual life reserves are included in Future policy benefits and contract owner account balances on the Consolidated Balance Sheets.

The Company utilizes a reinsurance agreement to manage reserve and capital requirements in connection with a portion of its deferred annuities business. This agreement is accounted for under the deposit method.

Accounting for reinsurance requires extensive use of assumptions and estimates, particularly related to the future performance of the underlying business and the potential impact of counterparty credit risks. The Company periodically reviews actual and anticipated experience compared to the assumptions used to establish assets and liabilities relating to ceded and assumed reinsurance. The Company also evaluates the financial strength of potential reinsurers and continually monitors the financial condition of reinsurers. Only those reinsurance recoverable balances deemed probable of recovery are reflected as assets on the Consolidated Balance Sheets and are stated net of allowances for uncollectible reinsurance. Amounts currently recoverable under reinsurance agreements are included in Reinsurance recoverable and amounts currently payable are included in Other liabilities. Such assets and liabilities relating to reinsurance agreements with the same reinsurer are recorded net on the Balance Sheets if a right of offset exists within the reinsurance agreement.

Premiums, Fee income and Policyholder benefits are reported net of reinsurance ceded. Amounts received from reinsurers for policy administration are reported in Other revenue.

Contingencies

A loss contingency is an existing condition, situation, or set of circumstances involving uncertainty as to possible loss that will ultimately be resolved when one or more future events occur or fail to occur. Examples of loss contingencies include pending or threatened adverse litigation, threat of expropriation of assets and actual or possible claims and assessments. Amounts related to loss contingencies are accrued and recorded in Other liabilities on the Consolidated Balance Sheets if it is probable that a loss has been incurred and the amount can be reasonably estimated, based on the Company's best estimate of the ultimate outcome. If determined to meet the criteria for a reserve, the Company also evaluates whether there are external legal or other costs directly associated with the resolution of the matter and accrues such costs if estimable.

Adoption of New Pronouncements

Financial Instruments

Reconsideration of Effective Control for Repurchase Agreements
In April 2011, the Financial Accounting Standards Board ("FASB") issued ASU 2011-03, "Transfers and Servicing (ASC Topic 860): Reconsideration of Effective Control for Repurchase Agreements" ("ASU 2011-03"), which removes from the assessment of effective control (1) the criterion requiring the transferor to have the ability to repurchase or redeem the financial assets on substantially the agreed terms and (2) the collateral maintenance implementation guidance related to that criterion.

The provisions of ASU 2011-03 were adopted by the Company on January 1, 2012. The Company determined that there was no effect on the Company's financial condition, results of operations, or cash flows, as the guidance is consistent with that previously applied by the Company.

A Creditor's Determination of Whether a Restructuring is a Troubled Debt Restructuring
In April 2011, the FASB issued Accounting Standards Update ("ASU") 2011-02, "Receivables (Accounting Standards Codification^{TM} ("ASC") Topic 310): A Creditor's Determination of Whether a Restructuring is a Troubled Debt Restructuring" ("ASU 2011-02"), which clarifies the guidance on a creditor's evaluation of whether it has granted a concession and whether the debtor is experiencing financial difficulties, as follows:

- If a debtor does not have access to funds at a market rate for similar debt, the restructuring would be considered to be at a below-market rate;
- An increase in the contractual interest rate does not preclude the restructuring from being considered a concession, as the new rate could still be below the market interest rate;
- A restructuring that results in a delay in payment that is insignificant is not a concession;
- A creditor should evaluate whether it is probable that the debtor would be in payment default on any of its debt without the modification to determine if the debtor is experiencing financial difficulties; and

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

▪   A creditor is precluded from using the effective interest rate test.

Also, ASU 2011-02 requires disclosure of certain information about troubled debt restructuring, which was previously deferred by ASU 2011-01, "Deferral of the Effective Date of Disclosures about Troubled Debt Restructurings in Update No. 2010-20" ("ASU 2011-01").

The provisions of ASU 2011-02 were adopted by the Company on July 1, 2011, and applied retrospectively to January 1, 2011. The Company determined, however, that there was no effect on the Company's financial position, results of operations or cash flows upon adoption, as there were no troubled debt restructurings between January 1, 2011 and July 1, 2011. The disclosures required by ASU 2011-02 are included in the Investments note to these Consolidated Financial Statements.

Disclosures about the Credit Quality of Financing Receivables and the Allowance for Credit Losses
In July 2010, the FASB issued ASU 2010-20, "Receivables (ASC Topic 310): Disclosures about the Credit Quality of Financing Receivables and the Allowance for Credit Losses" ("ASU 2010-20"), which requires certain existing disclosures to be disaggregated by class of financing receivable, including the rollforward of the allowance for credit losses, with the ending balance further disaggregated on the basis of impairment method. For each disaggregated ending balance, an entity also is required to disclose the related recorded investment in financing receivables, the nonaccrual status of financing receivables and impaired financing receivables.

ASU 2010-20 also requires new disclosures by class of financing receivable, including credit quality indicators, aging of past due amounts, the nature and extent of troubled debt restructurings and related defaults and significant purchases and sales of financing receivables disaggregated by portfolio segment.

In January 2011, the FASB issued ASU 2011-01, which temporarily delayed the effective date of the disclosures about troubled debt restructurings in ASU 2010-20.

The provisions of ASU 2010-20 were adopted by the Company on December 31, 2010, and are included in the Investments note to these Consolidated Financial Statements, as well as the "Reinsurance" section above, except for the disclosures about troubled debt restructurings included in ASU 2011-02, that were adopted by the Company on July 1, 2011, (see above). The disclosures that include information for activity that occurs during a reporting period were adopted by the Company on January 1, 2011, and are included in the Investments note to these Consolidated Financial Statements. As this pronouncement only pertains to additional disclosure, the adoption had no effect on the Company's financial condition, results of operations, or cash flows.

Scope Exception Related to Embedded Credit Derivatives
In March 2010, the FASB issued ASU 2010-11, "Derivatives and Hedging (ASC Topic 815): Scope Exception Related to Embedded Credit Derivatives" ("ASU 2010-11"), which clarifies that the only type of embedded credit derivatives that are exempt from bifurcation requirements are those that relate to the subordination of one financial instrument to another.

The provisions of ASU 2010-11 were adopted by the Company on July 1, 2010. The Company determined, however, that there was no effect on the Company's financial condition, results of operations, or cash flows upon adoption, as the guidance is consistent with that previously applied by the Company.

Consolidation and Business Combinations

Consolidation Analysis of Investments Held through Separate Accounts
In April 2010, the FASB issued ASU 2010-15, "Financial Services-Insurance (ASC Topic 944): How Investments Held through Separate Accounts Affect an Insurer's Consolidation Analysis of Those Investments" ("ASU 2010-15"), which clarifies that an insurance entity generally should not consider any separate account interests in an investment held for the benefit of policy holders to be the insurer's interests, and should not combine those separate account interests with its general account interest in the same investment when assessing the investment for consolidation.

The provisions of ASU 2010-15 were adopted by the Company on January 1, 2011; however, the Company determined that there was no effect on its financial condition, results of operations or cash flows upon adoption, as the guidance is consistent with that previously applied by the Company.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Improvements to Financial Reporting by Enterprises Involved in Variable Interest Entities
In December 2009, the FASB issued ASU 2009-17, "Consolidations (ASC Topic 810): Improvements to Financial Reporting by Enterprises Involved in Variable Interest Entities" ("ASU 2009-17"), which amends the consolidation guidance for VIEs, as follows:

- Eliminates the quantitative-based assessment for consolidation of VIEs and, instead, requires a qualitative assessment of whether an entity has the power to direct the VIEs activities and whether the entity has the obligation to absorb losses or the right to receive benefits that could be significant to the VIE;
- Requires an ongoing reassessment of whether an entity is the primary beneficiary of a VIE; and
- Requires enhanced disclosures, including (i) presentation on the balance sheet of assets and liabilities of consolidated VIEs that meet the separate presentation criteria and disclosure of assets and liabilities recognized on the balance sheet and (ii) the maximum exposure to loss for those VIEs in which a reporting entity is determined to not be the primary beneficiary but in which it has a variable interest.

In addition, in February 2010, the FASB issued ASU 2010-10, "Consolidations (ASC Topic 810): Amendments for Certain Investment Funds" ("ASU 2010-10"), which defers to ASU 2009-17 for a reporting entity's interests in certain investment funds that have attributes of investment companies, for which the reporting entity does not have an obligation to fund losses and that are not structured as securitization entities. The Company has determined that all of its managed funds, with the exception of certain CLOs, qualify for the deferral.

The provisions of ASU 2009-17 and ASU 2010-10 were adopted, prospectively, by the Company on January 1, 2010. The Company determined, however, that there was no effect on the Company's financial condition, results of operations, or cash flows upon adoption, as the consolidation conclusions were consistent with those under previous U.S. GAAP. The disclosure provisions required by ASU 2009-17 are presented in the Financial Instruments note to these Financial Statements.

Fair Value

Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and International Financial Reporting Standards ("IFRS").
In May 2011, the FASB issued ASU 2011-04, "Fair Value Measurement (ASC Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRS" ("ASU 2011-04"), which includes the following amendments:

- The concepts of highest and best use and valuation premise are relevant only when measuring the fair value of nonfinancial assets;
- The requirements for measuring the fair value of equity instruments are consistent with those for measuring liabilities;
- An entity is permitted to measure the fair value of financial instruments managed within a portfolio at the price that would be received to sell or transfer a net position for a particular risk; and
- The application of premiums and discounts in a fair value measurement is related to the unit of account for the asset or liability.

ASU 2011-04 also requires additional disclosures, including use of a nonfinancial asset in a way that differs from its highest and best use, categorization by level for items in which fair value is required to be disclosed and further information regarding Level 3 fair value measurements.

The provisions of ASU 2011-04 were adopted, prospectively, by the Company on January 1, 2012. The adoption had no effect on the Company's financial condition, results of operations or cash flows as the pronouncement only pertains to additional disclosure. The disclosures required by ASU 2011-04 are included in the Fair Value Measurements note to these Consolidated Financial Statements.

Improving Disclosures about Fair Value Measurements
In January 2010, the FASB issued ASU 2010-06, "Fair Value Measurements and Disclosure (ASC Topic 820): Improving Disclosures about Fair Value Measurements" ("ASU 2010-06"), which requires several new disclosures, as well as clarification to existing disclosures, as follows:

- Significant transfers in and out of Level 1 and Level 2 fair value measurements and the reason for the transfers;

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

- Purchases, sales, issuances and settlement, in the Level 3 fair value measurements reconciliation on a gross basis;
- Fair value measurement disclosures for each class of assets and liabilities (i.e., disaggregated); and
- Valuation techniques and inputs for both recurring and nonrecurring fair value measurements that fall in either Level 2 or Level 3 fair value measurements.

The provisions of ASU 2010-06 were adopted by the Company on January 1, 2010, except for the disclosures related to the Level 3 reconciliation that were adopted by the Company on January 1, 2011. The adoption had no effect on the Company's financial condition, results of operations, or cash flows as the pronouncement only pertains to additional disclosure. The disclosures required by ASU 2010-06 are included in the Fair Value Measurements note to these Consolidated Financial Statements.

Other Pronouncements

Presentation of Comprehensive Income
In June 2011, the FASB issued ASU 2011-05, "Comprehensive Income (ASC Topic 220): Presentation of Comprehensive Income" ("ASU 2011-05"), which states that an entity has the option to present total comprehensive income and the components of net income and other comprehensive income either in a single, continuous statement of comprehensive income or in two separate, consecutive statements.

In December 2011, the FASB issued ASU 2011-12, which defers the ASU 2011-05 requirements to present, on the face of the financial statements, the effects of reclassification out of AOCI on the components of net income and other comprehensive income. The Company early adopted provisions of ASU 2011-05 and ASU 2010-12 on December 31, 2011, and applied the provisions retrospectively. The Consolidated Statement of Comprehensive Income, with corresponding revisions to the Consolidated Statements of Changes in Shareholder's Equity, is included in the Consolidated Financial Statements. In addition, the required disclosures are included in the Accumulated Other Comprehensive Income (Loss) note to these Consolidated Financial Statements.

Future Adoption of Accounting Pronouncements

Disclosures about Offsetting Assets and Liabilities
In December 2011, the FASB issued ASU 2011-11, "Balance Sheet (ASC Topic 210): Disclosures about Offsetting Assets and Liabilities" ("ASU 2011-11"), which requires an entity to disclose both gross and net information about instruments and transactions eligible for offset in the statement of financial position, as well as instruments and transactions subject to an agreement similar to a master netting arrangement. In addition, the standard requires disclosure of collateral received and posted in connection with master netting agreements or similar arrangements.

In January 2013, the FASB issued ASU 2013-01, "Balance Sheet (Topic 210): Clarifying the Scope of Disclosures about Offsetting Assets and Liabilities" ("ASU 2013-01"), which clarifies that the scope of ASU 2011-11 applies to derivatives accounted for in accordance with ASU Topic 815, Derivatives and Hedging, including bifurcated embedded derivatives, repurchase agreements and reverse repurchase agreements, and securities borrowing and securities lending transactions that are either offset in accordance with Section 210-20-45 or Section 815-10-45 or subject to an enforceable master netting arrangement or similar agreement.

The provisions of ASU 2013-01 and ASU 2011-11 are effective retrospectively for annual reporting periods beginning on or after January 1, 2013 and periods within those annual reporting periods. The Company will adopt the provisions of these ASUs in the first quarter of 2013 which will include additional disclosure of the gross and net information instruments deemed in scope, including any related collateral received or posted.

Disclosures about Amounts Reclassified out of AOCI
In January 2013, the FASB issued ASU 2013-02, "Comprehensive Income (ASC Topic 220): Reporting of Amounts Reclassified Out of Accumulated Other Comprehensive Income" ("ASU 2013-02"), which requires an entity to provide information about the amounts reclassified out of accumulated other comprehensive income by component. In addition, an entity is required to present, either on the face of the statement where net income is presented or in the notes, significant amounts reclassified out of accumulated other comprehensive income by the respective line items of net income but only if the amount reclassified is required under U.S. GAAP to be reclassified to net income in its entirety in the same reporting period.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

For other amounts that are not required under U.S. GAAP to be reclassified in their entirety to net income, an entity is required to cross-reference to other disclosures required under U.S. GAAP that provide additional detail about those amounts.

The provisions of ASU 2013-02 are effective prospectively for reporting periods beginning after December 15, 2012. The Company will adopt the provisions of ASU 2013-02 in the first quarter of 2013 to provide additional information about amounts reclassified out of accumulated other comprehensive income by component.

2. Investments

Fixed Maturities and Equity Securities

Available-for-sale and fair value option ("FVO") fixed maturities and equity securities were as follows as of December 31, 2012:

	Amortized Cost	Gross Unrealized Capital Gains	Gross Unrealized Capital Losses	Embedded Derivatives[2]	Fair Value	OTTI[3]
Fixed maturities:						
U.S. Treasuries	$ 1,011.5	$ 135.6	$ 0.5	$ —	$ 1,146.6	$ —
U.S. government agencies and authorities	379.4	17.6	—	—	397.0	—
State, municipalities and political subdivisions	77.2	15.9	—	—	93.1	—
U.S. corporate securities	9,438.0	1,147.4	11.1	—	10,574.3	2.0
Foreign securities[1]:						
Government	439.7	57.4	1.1	—	496.0	—
Other	4,570.0	501.3	15.3	—	5,056.0	—
Total foreign securities	5,009.7	558.7	16.4	—	5,552.0	—
Residential mortgage-backed securities:						
Agency	1,679.5	181.5	3.4	33.7	1,891.3	0.6
Non-Agency	390.9	70.0	14.7	20.0	466.2	17.4
Total Residential mortgage-backed securities	2,070.4	251.5	18.1	53.7	2,357.5	18.0
Commercial mortgage-backed securities	748.7	90.6	0.2	—	839.1	4.4
Other asset-backed securities	475.7	26.6	6.7	—	495.6	3.1
Total fixed maturities, including securities pledged	19,210.6	2,243.9	53.0	53.7	21,455.2	27.5
Less: Securities pledged	207.2	13.0	0.5	—	219.7	—
Total fixed maturities	19,003.4	2,230.9	52.5	53.7	21,235.5	27.5
Equity securities	129.3	13.6	0.1	—	142.8	—
Total fixed maturities and equity securities investments	$ 19,132.7	$ 2,244.5	$ 52.6	$ 53.7	$ 21,378.3	$ 27.5

[1] Primarily U.S. dollar denominated.
[2] Embedded derivatives within fixed maturity securities are reported with the host investment. The changes in fair value of embedded derivatives are reported in Other net realized capital gains (losses) on the Consolidated Statements of Operations.
[3] Represents other-than-temporary impairments ("OTTI") reported as a component of Other comprehensive income.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Available-for-sale and FVO fixed maturities and equity securities were as follows as of December 31, 2011:

	Amortized Cost	Gross Unrealized Capital Gains	Gross Unrealized Capital Losses	Embedded Derivatives[2]	Fair Value	OTTI[3]
Fixed maturities:						
U.S. Treasuries	$ 1,096.6	$ 135.0	$ —	$ —	$ 1,231.6	$ —
U.S. government agencies and authorities	379.7	31.0	—	—	410.7	—
State, municipalities and political subdivisions	95.1	10.9	—	—	106.0	—
U.S. corporate securities	8,166.9	770.8	31.1	—	8,906.6	—
Foreign securities[1]:						
Government	308.5	39.8	3.1	—	345.2	—
Other	4,352.5	328.8	38.4	—	4,642.9	—
Total foreign securities	4,661.0	368.6	41.5	—	4,988.1	—
Residential mortgage-backed securities:						
Agency	1,442.0	218.7	3.4	39.4	1,696.7	0.7
Non-Agency	513.4	66.7	49.5	19.8	550.4	28.8
Total Residential mortgage-backed securities	1,955.4	285.4	52.9	59.2	2,247.1	29.5
Commercial mortgage-backed securities	866.1	51.0	5.8	—	911.3	4.4
Other asset-backed securities	441.5	19.4	22.1	—	438.8	4.2
Total fixed maturities, including securities pledged	17,662.3	1,672.1	153.4	59.2	19,240.2	38.1
Less: Securities pledged	572.5	22.4	1.2	—	593.7	—
Total fixed maturities	17,089.8	1,649.7	152.2	59.2	18,646.5	38.1
Equity securities	131.8	13.1	—	—	144.9	—
Total fixed maturities and equity securities investments	$ 17,221.6	$ 1,662.8	$ 152.2	$ 59.2	$ 18,791.4	$ 38.1

[1] Primarily U.S. dollar denominated.
[2] Embedded derivatives within fixed maturity securities are reported with the host investment. The changes in fair value of embedded derivatives are reported in Other net realized capital gains (losses) on the Consolidated Statements of Operations.
[3] Represents OTTI reported as a component of Other comprehensive income.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

The amortized cost and fair value of fixed maturities, including securities pledged, as of December 31, 2012, are shown below by contractual maturity. Actual maturities may differ from contractual maturities as securities may be restructured, called, or prepaid. Mortgage-backed securities ("MBS") and Other asset-backed securities ("ABS") are shown separately because they are not due at a single maturity date.

	Amortized Cost		Fair Value	
Due to mature:				
One year or less	$	853.5	$	880.9
After one year through five years		3,953.8		4,249.9
After five years through ten years		5,700.3		6,339.8
After ten years		5,408.2		6,292.4
Mortgage-backed securities		2,819.1		3,196.6
Other asset-backed securities		475.7		495.6
Fixed maturities, including securities pledged	$	19,210.6	$	21,455.2

The investment portfolio is monitored to maintain a diversified portfolio on an ongoing basis. Credit risk is mitigated by monitoring concentrations by issuer, sector and geographic stratification and limiting exposure to any one issuer.

As of December 31, 2012, the Company did not have any investments in a single issuer, other than obligations of the U.S. government and government agencies with a carrying value in excess of 10% of the Company's consolidated Shareholder's equity. As of December 31, 2011, the Company did not have any investments in a single issuer, other than obligations of the U.S. government and government agencies and the Dutch State loan obligation, with a carrying value in excess of 10% of the Company's consolidated Shareholder's equity.

The following tables set forth the composition of the U.S. and foreign corporate securities within the fixed maturity portfolio by industry category as of December 31, 2012 and 2011:

	Amortized Cost		Gross Unrealized Capital Gains		Gross Unrealized Capital Losses		Fair Value	
2012								
Communications	$	1,154.1	$	161.4	$	0.9	$	1,314.6
Financial		1,859.3		240.1		10.9		2,088.5
Industrial and other companies		7,883.1		850.9		6.9		8,727.1
Utilities		2,715.4		349.8		7.3		3,057.9
Transportation		396.1		46.5		0.4		442.2
Total	$	14,008.0	$	1,648.7	$	26.4	$	15,630.3
2011								
Communications	$	1,108.8	$	116.3	$	2.0	$	1,223.1
Financial		1,948.9		133.2		39.6		2,042.5
Industrial and other companies		6,577.6		559.0		20.7		7,115.9
Utilities		2,527.2		259.2		6.4		2,780.0
Transportation		356.9		31.9		0.8		388.0
Total	$	12,519.4	$	1,099.6	$	69.5	$	13,549.5

The Company invests in various categories of collateralized mortgage obligations ("CMOs"), including CMOs that are not agency-backed, that are subject to different degrees of risk from changes in interest rates and defaults. The principal risks inherent in holding CMOs are prepayment and extension risks related to significant decreases and increases in interest rates resulting in the prepayment of principal from the underlying mortgages, either earlier or later than originally anticipated. As of

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

December 31, 2012 and 2011, approximately 41.8% and 41.1%, respectively, of the Company's CMO holdings, such as interest-only or principal-only strips, were invested in those types of CMOs which are subject to more prepayment and extension risk than traditional CMOs.

Repurchase Agreements

As described in the Business, Basis of Presentation and Significant Accounting Policy note, the Company engages in dollar repurchase agreements with mortgage-backed securities ("dollar rolls") and repurchase agreements with other collateral types to increase its return on investments and improve liquidity. Such arrangements meet the requirements to be accounted for as financing arrangements. As of December 31, 2012 and 2011, the Company did not have any securities pledged in dollar rolls and repurchase agreement transactions.

The Company also enters into reverse repurchase agreements. These transactions involve a purchase of securities and an agreement to sell substantially the same securities as those purchased. As of December 31, 2012 and 2011, the Company did not have any securities pledged under reverse repurchase agreements.

Securities Lending

As described in the Business, Basis of Presentation and Significant Accounting Policy note, the Company engages in securities lending whereby certain domestic securities from its portfolio are loaned to other institutions for short periods of time. As of December 31, 2012 and 2011, the fair value of loaned securities was $180.2 and $515.8, respectively and is included in Securities pledged on the Consolidated Balance Sheets. As of December 31, 2012 and 2011, collateral retained by the lending agent and invested in liquid assets on the Company's behalf was $186.1 and $524.8, respectively, and is recorded in Short-term investments under securities loan agreement, including collateral delivered. As of December 31, 2012 and 2011, liabilities to return collateral of $186.1 and $524.8, respectively, are included in Payables under securities loan agreement, including collateral held, on the Consolidated Balance Sheets.

Variable Interest Entities ("VIEs")

The Company holds certain VIEs for investment purposes. VIEs may be in the form of private placement securities, structured securities, securitization transactions, or limited partnerships. The Company has reviewed each of its holdings and determined that consolidation of these investments in the Company's financial statements is not required, as the Company is not the primary beneficiary, because the Company does not have both the power to direct the activities that most significantly impact the entity's economic performance and the obligation or right to potentially significant losses or benefits, for any of its investments in VIEs. The Company provided no non-contractual financial support and its carrying value represents the Company's exposure to loss. The carrying value of the equity tranches of the collateralized loan obligations ("CLOs") of $1.3 and $0.9 as of December 31, 2012 and 2011, respectively, is included in Limited partnerships/corporations on the Consolidated Balance Sheets. Income and losses recognized on these investments are reported in Net investment income in the Consolidated Statements of Operations.

On June 4, 2012, the Company entered into an agreement to sell certain general account private equity limited partnership investment interest holdings with a carrying value of $331.9 as of March 31, 2012 to a group of private equity funds that are managed by Pomona Management LLC, an affiliate of the Company. The transaction resulted in a net pretax loss of $38.7 in the second quarter of 2012 reported in Net investment income on the Consolidated Statements of Operations. The transaction closed in two tranches with the first tranche closed on June 29, 2012 and the second tranche closed on October 29, 2012. Consideration received included $23.0 of promissory notes due in two equal installments at December 31, 2013 and 2014. In connection with these promissory notes, ING U.S., Inc. unconditionally guarantees payment of the notes in the event of any default of payments due. No additional loss was incurred on the second tranche since the fair value of the alternative investments was reduced to the agreed-upon sales price as of June 30, 2012.

Securitizations

The Company invests in various tranches of securitization entities, including Residential Mortgage-backed Securities ("RMBS"), Commercial Mortgage-backed Securities ("CMBS") and ABS. Through its investments, the Company is not obligated to provide any financial or other support to these entities. Each of the RMBS, CMBS and ABS entities are thinly capitalized by design and considered VIEs under ASC 810-10-25 as amended by ASU 2009-17. The Company's involvement

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

with these entities is limited to that of a passive investor. The Company has no unilateral right to appoint or remove the servicer, special servicer, or investment manager, which are generally viewed to have the power to direct the activities that most significantly impact the securitization entities' economic performance, in any of these entities, nor does the Company function in any of these roles. The Company through its investments or other arrangements does not have the obligation to absorb losses or the right to receive benefits from the entity that could potentially be significant to the entity. Therefore, the Company is not the primary beneficiary and does not consolidate any of the RMBS, CMBS and ABS entities in which it holds investments. These investments are accounted for as investments available-for-sale as described in the Business, Basis of Presentation and Significant Accounting Policies note to these Consolidated Financial Statements.

Unrealized Capital Losses

Unrealized capital losses (including noncredit impairments), along with the fair value of fixed maturity securities, including securities pledged, by market sector and duration were as follows as of December 31, 2012 and 2011:

	Six Months or Less Below Amortized Cost		More Than Six Months and Twelve Months or Less Below Amortized Cost		More Than Twelve Months Below Amortized Cost		Total	
	Fair Value	Unrealized Capital Losses	Fair Value	Unrealized Capital Losses	Fair Value	Unrealized Capital Losses	Fair Value	Unrealized Capital Losses
2012								
U.S. Treasuries	$ 300.0	$ 0.5	$ —	$ —	$ —	$ —	$ 300.0	$ 0.5
U.S. corporate, state and municipalities	479.8	6.8	22.5	0.9	49.4	3.4	551.7	11.1
Foreign	166.8	4.7	7.8	0.5	87.7	11.2	262.3	16.4
Residential mortgage-backed	68.7	1.6	7.2	0.3	132.4	16.2	208.3	18.1
Commercial mortgage-backed	7.5	0.1	1.6	—	2.5	0.1	11.6	0.2
Other asset-backed	15.6	—	—	—	34.2	6.7	49.8	6.7
Total	$ 1,038.4	$ 13.7	$ 39.1	$ 1.7	$ 306.2	$ 37.6	$ 1,383.7	$ 53.0
2011								
U.S. Treasuries	$ —	$ —	$ —	$ —	$ —	$ —	$ —	$ —
U.S. corporate, state and municipalities	595.1	22.8	46.5	3.0	52.9	5.3	694.5	31.1
Foreign	435.3	19.1	49.9	4.6	169.5	17.8	654.7	41.5
Residential mortgage-backed	49.4	1.6	97.0	5.2	175.4	46.1	321.8	52.9
Commercial mortgage-backed	28.3	1.8	69.0	2.5	8.9	1.5	106.2	5.8
Other asset-backed	32.6	0.2	4.9	1.3	44.1	20.6	81.6	22.1
Total	$ 1,140.7	$ 45.5	$ 267.3	$ 16.6	$ 450.8	$ 91.3	$ 1,858.8	$ 153.4

Of the unrealized capital losses aged more than twelve months, the average fair value of the related fixed maturities was 89.1% and 83.2% of the average book value as of December 31, 2012 and 2011, respectively.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Unrealized capital losses (including noncredit impairments) in fixed maturities, including securities pledged, for instances in which fair value declined below amortized cost by greater than or less than 20% were as follows as of December 31, 2012 and 2011:

	Amortized Cost		Unrealized Capital Losses		Number of Securities	
	< 20%	> 20%	< 20%	> 20%	< 20%	> 20%
2012						
Six months or less below amortized cost	$ 1,110.8	$ 15.2	$ 19.3	$ 3.9	141	10
More than six months and twelve months	49.5	1.5	2.6	0.4	31	2
More than twelve months below	198.1	61.6	6.2	20.6	99	28
Total	$ 1,358.4	$ 78.3	$ 28.1	$ 24.9	271	40
2011						
Six months or less below amortized cost	$ 1,197.2	$ 60.1	$ 46.9	$ 16.9	256	31
More than six months and twelve months	270.3	25.1	13.9	9.1	52	9
More than twelve months below	355.6	103.9	26.7	39.9	129	37
Total	$ 1,823.1	$ 189.1	$ 87.5	$ 65.9	437	77

Unrealized capital losses (including noncredit impairments) in fixed maturities, including securities pledged, by market sector for instances in which fair value declined below amortized cost by greater than or less than 20% for consecutive months as indicated in the tables below, were as follows as of December 31, 2012 and 2011:

	Amortized Cost		Unrealized Capital Losses		Number of Securities	
	< 20%	> 20%	< 20%	> 20%	< 20%	> 20%
2012						
U.S. Treasuries	$ 300.5	$ —	$ 0.5	$ —	2	—
U.S. corporate, state and municipalities	558.1	4.7	9.1	2.0	82	2
Foreign	242.7	36.0	5.7	10.7	38	8
Residential mortgage-backed	201.2	25.2	10.2	7.9	124	24
Commercial mortgage-backed	11.8	—	0.2	—	8	—
Other asset-backed	44.1	12.4	2.4	4.3	17	6
Total	$1,358.4	$ 78.3	$ 28.1	$ 24.9	271	40
2011						
U.S. Treasuries	$ —	$ —	$ —	$ —	—	—
U.S. corporate, state and municipalities	717.7	7.9	28.8	2.3	119	3
Foreign	670.5	25.7	31.9	9.6	122	7
Residential mortgage-backed	276.5	98.2	19.0	33.9	119	47
Commercial mortgage-backed	110.1	1.9	5.4	0.4	16	1
Other asset-backed	48.3	55.4	2.4	19.7	61	19
Total	$1,823.1	$ 189.1	$ 87.5	$ 65.9	437	77

All investments with fair values less than amortized cost are included in the Company's other-than-temporary impairments analysis and impairments were recognized as disclosed in the "Evaluating Securities for Other-Than-Temporary Impairments" section below. The Company evaluates non-agency RMBS and ABS for other-than-temporary impairments each quarter based on actual and projected cash flows after considering the quality and updated loan-to-value ratios of underlying collateral, forecasted loss severity, the payment priority within the tranche structure of the security and amount of any credit enhancements. The Company's assessment of current levels of cash flows compared to estimated cash flows at the time the securities were acquired indicates the amount and the pace of projected cash flows from the underlying collateral has generally

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

been lower and slower, respectively. However, since cash flows are typically projected at a trust level, the impairment review incorporates the security's position within the trust structure as well as credit enhancement remaining in the trust to determine whether an impairment is warranted. Therefore, while lower and slower cash flows will impact the trust, the effect on a particular security within the trust will be dependent upon the trust structure. Where the assessment continues to project full recovery of principal and interest on schedule, the Company has not recorded an impairment. Unrealized losses on below investment grade securities are principally related to RMBS (primarily Alt-A RMBS) and ABS (primarily subprime RMBS) largely due to economic and market uncertainties including concerns over unemployment levels, lower interest rate environment on floating rate securities requiring higher risk premiums since purchase and valuations of residential real estate supporting non-agency RMBS. Based on this analysis, the Company determined that the remaining investments in an unrealized loss position were not other-than-temporarily impaired and therefore no further other-than-temporary impairment was necessary.

Fixed Maturity Securities Credit Quality - Ratings

The Securities Valuation Office ("SVO") of the National Association of Insurance Commissioners ("NAIC") evaluates the fixed maturity securities investments of insurers for regulatory reporting and capital assessment purposes and assigns securities to one of six credit quality categories called "NAIC designations." An internally developed rating is used if no rating is available as permitted by the NAIC. These designations are generally similar to the credit quality designations of the NAIC acceptable rating organization ("ARO") for marketable fixed maturities, called "rating agency designations," except for certain structured securities as described below. NAIC designations of "1," highest quality and "2," high quality, include fixed maturity securities generally considered investment grade. NAIC designations "3" through "6" include fixed maturity securities generally considered below investment grade.

The NAIC designations for structured securities, including subprime and Alt-A RMBS, are based upon a comparison of the bond's amortized cost to the NAIC's loss expectation for each security. Securities where modeling results in no expected loss in all scenarios are considered to have the highest designation of NAIC 1. A large percentage of the Company's RMBS securities carry a NAIC 1 designation while the ARO rating indicates below investment grade. This is primarily due to the credit and intent impairments recorded by the Company which reduced the amortized cost on these securities to a level resulting in no expected loss in all scenarios, which corresponds to a NAIC 1 designation. The revised methodology reduces regulatory reliance on rating agencies and allows for greater regulatory input into the assumptions used to estimate expected losses from such structured securities. In the tables below, the Company presents the rating of structured securities based on ratings from the NAIC rating methodologies described above (which may not correspond to rating agency designations). All NAIC designations (e.g., NAIC 1-6) are based on the revised NAIC methodologies.

As a result of time lags between the funding of investments, the finalization of legal documents and the completion of the SVO filing process, the fixed maturity portfolio generally includes securities that have not yet been rated by the SVO as of each balance sheet date, such as private placements. Pending receipt of SVO ratings, the categorization of these securities by NAIC designation is based on the expected ratings indicated by internal analysis.

Information about certain of the Company's fixed maturity securities holdings, by NAIC designations is set forth in the following tables. Corresponding rating agency designation does not directly translate into NAIC designation, but represents the Company's best estimate of comparable ratings from rating agencies, including Moody's Investors Service ("Moody's"), Standard & Poor's ("S&P") and Fitch Ratings Ltd. ("Fitch"). If no rating is available from a rating agency, then an internally developed rating is used.

The fixed maturities in the Company's portfolio are generally rated by external rating agencies and, if not externally rated, are rated by the Company on a basis similar to that used by the rating agencies. Ratings are derived from three ARO ratings and are applied as follows based on the number of agency ratings received:

• when three ratings are received then the middle rating is applied;
• when two ratings are received then the lower rating is applied;
• when a single rating is received, the ARO rating is applied; and
• when ratings are unavailable then an internal rating is applied.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Subprime and Alt-A Mortgage Exposure

The Company does not originate or purchase subprime or Alt-A whole-loan mortgages. Subprime lending is the origination of loans to customers with weaker credit profiles. The Company defines Alt-A Loans to include the following: residential mortgage loans to customers who have strong credit profiles but lack some elements, such as documentation to substantiate income; residential mortgage loans to borrowers that would otherwise be classified as prime but whose loan structure provides repayment options to the borrower that increase the risk of default; and any securities backed by residential mortgage collateral not clearly identifiable as prime or subprime.

The Company's exposure to subprime mortgage backed securities is primarily in the form of ABS structures collateralized by subprime residential mortgages and the majority of these holdings are included in Other ABS in the "Fixed Maturities and Equity Securities" section above. As of December 31, 2012, the fair value and gross unrealized losses related to the Company's exposure to subprime mortgage backed securities was $61.2 and $6.2, respectively, representing 0.3% of total fixed maturities, including securities pledged, based on fair value. As of December 31, 2011, the fair value and gross unrealized losses related to the Company's exposure to subprime mortgage backed securities were $59.1 and $21.7, respectively, representing 0.3% of total fixed maturities, including securities pledged, based on fair value.

The following tables summarize the Company's exposure to subprime mortgage-backed securities by credit quality using NAIC designations, ARO ratings and vintage year as of December 31, 2012 and 2011:

	% of Total Subprime Mortgage-backed Securities					
	NAIC Designation		**ARO Ratings**		**Vintage**	
2012						
1	67.8 %	AAA	3.2 %	2007	8.0 %
2	3.2 %	AA	—	2006	6.0 %
3	19.6 %	A	16.2 %	2005 and prior	86.0 %
4	8.7 %	BBB	21.5 %		100.0 %
5	0.5 %	BB and below	59.1 %		
6	0.2 %		100.0 %		
	100.0 %				
2011						
1	75.8 %	AAA	7.5 %	2007	9.1 %
2	5.3 %	AA	—	2006	4.5 %
3	9.3 %	A	13.0 %	2005 and prior	86.4 %
4	9.4 %	BBB	33.7 %		100.0 %
5	—	BB and below	45.8 %		
6	0.2 %		100.0 %		
	100.0 %				

The Company's exposure to Alt-A mortgages is included in Residential mortgage-backed securities in the "Fixed Maturities and Equity Securities" section above. As of December 31, 2012, the fair value and gross unrealized losses related to the Company's exposure to Alt-A RMBS aggregated to $106.0 and $9.5, respectively, representing 0.5% of total fixed maturities, including securities pledged, based on fair value. As of December 31, 2011, the fair value and gross unrealized losses related to the Company's exposure to Alt-A RMBS aggregated to $111.4 and $19.6, respectively, representing 0.6% of total fixed maturities, including securities pledged, based on fair value.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

The following tables summarize the Company's exposure to Alt-A residential mortgage-backed securities by credit quality using NAIC designations, ARO ratings and vintage year as of December 31, 2012 and 2011:

% of Total Alt-A Mortgage-backed Securities					
NAIC Designation		**ARO Ratings**		**Vintage**	
2012					
1	33.4 %	AAA	0.2 %	2007	13.8 %
2	12.4 %	AA	1.4 %	2006	29.3 %
3	21.0 %	A	3.4 %	2005 and prior	56.9 %
4	30.3 %	BBB	5.6 %		100.0 %
5	2.3 %	BB and below	89.4 %		
6	0.6 %		100.0 %		
	100.0 %				
2011					
1	39.9 %	AAA	0.3 %	2007	12.0 %
2	14.9 %	AA	3.1 %	2006	28.3 %
3	14.7 %	A	13.1 %	2005 and prior	59.7 %
4	21.1 %	BBB	4.6 %		100.0 %
5	4.7 %	BB and below	78.9 %		
6	4.7 %		100.0 %		
	100.0 %				

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Commercial Mortgage-backed and Other Asset-backed Securities

As of December 31, 2012 and 2011, the fair value of the Company's CMBS totaled $839.1 and $911.3, respectively and Other ABS, excluding subprime exposure, totaled $435.6 and $381.0, respectively. As of December 31, 2012 and 2011, the gross unrealized losses related to CMBS totaled $0.2 and $5.8, respectively and gross unrealized losses related to Other ABS, excluding subprime exposure, totaled $0.6 and $0.7, respectively. CMBS investments represent pools of commercial mortgages that are broadly diversified across property types and geographical areas.

The following tables summarize the Company's exposure to CMBS holdings by credit quality using NAIC designations, ARO ratings and vintage year as of December 31, 2012 and 2011:

% of Total CMBS

	NAIC Designation		ARO Ratings		Vintage	
2012						
1	99.9 %	AAA	54.1 %	2007	28.7 %
2	—	AA	17.1 %	2006	20.4 %
3	0.1 %	A	8.4 %	2005 and prior	50.9 %
4	—	BBB	5.3 %		100.0 %
5	—	BB and below	15.1 %		
6	—		100.0 %		
	100.0 %				
2011						
1	97.4 %	AAA	63.7 %	2007	23.4 %
2	0.9 %	AA	1.4 %	2006	18.2 %
3	0.7 %	A	21.1 %	2005 and prior	58.4 %
4	1.0 %	BBB	4.0 %		100.0 %
5	—	BB and below	9.8 %		
6	—		100.0 %		
	100.0 %				

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

As of December 31, 2012, Other ABS was also broadly diversified both by type and issuer with credit card receivables, nonconsolidated collateralized loan obligations and automobile receivables, comprising 47.0%, 5.6% and 26.9%, respectively, of total Other ABS, excluding subprime exposure. As of December 31, 2011, Other ABS was also broadly diversified both by type and issuer with credit card receivables, nonconsolidated collateralized loan obligations and automobile receivables, comprising 49.3%, 5.5% and 17.2%, respectively, of total Other ABS, excluding subprime exposure.

The following tables summarize the Company's exposure to Other ABS holdings, excluding subprime exposure, by credit quality using NAIC designations, ARO ratings and vintage year as of December 31, 2012 and 2011:

			% of Total Other ABS				
	NAIC Designation		**ARO Ratings**		**Vintage**		
2012							
	1	98.3 %	AAA	88.4 %	2012	21.4 %
	2	1.6 %	AA	1.9 %	2011	12.2 %
	3	0.1 %	A	8.0 %	2010	5.7 %
	4	—	BBB	1.6 %	2009	0.3 %
	5	—	BB and below	0.1 %	2008	9.5 %
	6	—		100.0 %	2007	22.9 %
		100.0 %			2006	6.1 %
					2005 and prior	21.9 %
						100.0 %
2011							
	1	95.0 %	AAA	82.7 %	2011	14.3 %
	2	4.7 %	AA	1.2 %	2010	7.3 %
	3	—	A	8.4 %	2009	0.4 %
	4	0.3 %	BBB	7.4 %	2008	11.7 %
	5	—	BB and below	0.3 %	2007	30.3 %
	6	—		100.0 %	2006	6.8 %
		100.0 %			2005 and prior	29.2 %
						100.0 %

Troubled Debt Restructuring

The Company invests in high quality, well performing portfolios of commercial mortgage loans and private placements. Under certain circumstances, modifications are granted to these contracts. Each modification is evaluated as to whether a troubled debt restructuring has occurred. A modification is a troubled debt restructure when the borrower is in financial difficulty and the creditor makes concessions. Generally, the types of concessions may include reducing the face amount or maturity amount of the debt as originally stated, reducing the contractual interest rate, extending the maturity date at an interest rate lower than current market interest rates and/or reducing accrued interest. The Company considers the amount, timing and extent of the concession granted in determining any impairment or changes in the specific valuation allowance recorded in connection with the troubled debt restructuring. A valuation allowance may have been recorded prior to the quarter when the loan is modified in a troubled debt restructuring. Accordingly, the carrying value (net of the specific valuation allowance) before and after modification through a troubled debt restructuring may not change significantly, or may increase if the expected recovery is higher than the pre-modification recovery assessment. As of December 31, 2012, the Company did not have any troubled debt restructurings. For the year ended December 31, 2011, the Company had one private placement troubled debt restructuring with a pre-modification and post-modification carrying value of $13.0 and $12.9, respectively.

As of December 31, 2012 and 2011, the Company did not have any commercial mortgage loans or private placements modified in a troubled debt restructuring with a subsequent payment default.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Mortgage Loans on Real Estate

The Company's mortgage loans on real estate are all commercial mortgage loans, which are reported at amortized cost, less impairment write-downs and allowance for losses.

The Company diversifies its commercial mortgage loan portfolio by geographic region and property type to reduce concentration risk. The Company manages risk when originating commercial mortgage loans by generally lending only up to 75% of the estimated fair value of the underlying real estate. Subsequently, the Company continuously evaluates all mortgage loans based on relevant current information including an appraisal of loan-specific credit quality, property characteristics and market trends. Loan performance is monitored on a loan-specific basis through the review of submitted appraisals, operating statements, rent revenues and annual inspection reports, among other items. This review ensures properties are performing at a consistent and acceptable level to secure the debt.

The following table summarizes the Company's investment in mortgage loans as of December 31, 2012 and 2011:

	2012	2011
Commercial mortgage loans	$ 2,874.0	$ 2,374.8
Collective valuation allowance	(1.3)	(1.3)
Total net commercial mortgage loans	$ 2,872.7	$ 2,373.5

There were no impairments taken on the mortgage loan portfolio for the years ended December 31, 2012 and 2011.

The following table summarizes the activity in the allowance for losses for all commercial mortgage loans as of December 31, 2012 and 2011:

	2012	2011
Collective valuation allowance for losses, beginning of period	$ 1.3	$ 1.3
Addition to (reduction of) allowance for losses	—	—
Collective valuation allowance for losses, end of period	$ 1.3	$ 1.3

The carrying values and unpaid principal balances of impaired mortgage loans were as follows as of December 31, 2012 and 2011:

	2012	2011
Impaired loans with allowances for losses	$ —	$ —
Impaired loans without allowances for losses	5.6	5.8
Subtotal	5.6	5.8
Less: Allowances for losses on impaired loans	—	—
Impaired loans, net	$ 5.6	$ 5.8
Unpaid principal balance of impaired loans	$ 7.1	$ 7.3

The following table presents information on impaired loans as of December 31, 2012 and 2011:

	2012	2011
Impaired loans, average investment during the period	$ 5.7	$ 7.7

There were no mortgage loans in the Company's portfolio in process of foreclosure as of December 31, 2012 and 2011. There were no other loans in arrears with respect to principal and interest as of December 31, 2012 and 2011.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

The following table presents information on interest income recognized on impaired and restructured loans for the years ended December 31, 2012, 2011 and 2010:

	2012	2011	2010
Interest income recognized on impaired loans, on an accrual basis	$ 0.4	$ 0.6	$ 0.9
Interest income recognized on impaired loans, on a cash basis	0.4	0.6	1.0

Loan-to-value ("LTV") and debt service coverage ("DSC") ratios are measures commonly used to assess the risk and quality of mortgage loans. The LTV ratio, calculated at time of origination, is expressed as a percentage of the amount of the loan relative to the value of the underlying property. A LTV ratio in excess of 100% indicates the unpaid loan amount exceeds the underlying collateral. The DSC ratio, based upon the most recently received financial statements, is expressed as a percentage of the amount of a property's net income to its debt service payments. A DSC ratio of less than 1.0 indicates that property's operations do not generate sufficient income to cover debt payments. These ratios are utilized as part of the review process described above.

The following table presents the LTV ratios as of December 31, 2012 and 2011:

	2012[1]	2011[1]
Loan-to-Value Ratio:		
0% - 50%	$ 501.3	$ 552.4
50% - 60%	768.9	771.5
60% - 70%	1,491.6	908.2
70% - 80%	96.4	125.2
80% and above	15.8	17.5
Total Commercial mortgage loans	$ 2,874.0	$ 2,374.8

[1] Balances do not include allowance for mortgage loan credit losses.

The following table presents the DSC ratios as of December 31, 2012 and 2011:

	2012[1]	2011[1]
Debt Service Coverage Ratio:		
Greater than 1.5x	$ 2,114.4	$ 1,600.1
1.25x - 1.5x	390.5	408.1
1.0x - 1.25x	293.1	286.7
Less than 1.0x	76.0	79.9
Total Commercial mortgage loans	$ 2,874.0	$ 2,374.8

[1] Balances do not include allowance for mortgage loan credit losses.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Properties collateralizing mortgage loans are geographically dispersed throughout the United States, as well as diversified by property type, as reflected in the following tables as of December 31, 2012 and 2011:

	2012[1]		2011[1]	
	Gross Carrying Value	% of Total	Gross Carrying Value	% of Total
Commercial Mortgage Loans by U.S. Region:				
Pacific	$ 564.1	19.6 %	$ 514.7	21.7 %
South Atlantic	561.0	19.5 %	412.0	17.3 %
Middle Atlantic	332.7	11.6 %	325.9	13.7 %
East North Central	337.8	11.8 %	285.6	12.0 %
West South Central	460.4	16.0 %	358.4	15.1 %
Mountain	214.5	7.5 %	191.2	8.0 %
West North Central	205.2	7.1 %	98.9	4.2 %
New England	119.1	4.1 %	94.2	4.0 %
East South Central	79.2	2.8 %	93.9	4.0 %
Total Commercial mortgage loans	$ 2,874.0	100.0 %	$ 2,374.8	100.0 %

[1] Balances do not include allowance for mortgage loan credit losses.

	2012[1]		2011[1]	
	Gross Carrying Value	% of Total	Gross Carrying Value	% of Total
Commercial Mortgage Loans by Property Type:				
Industrial	$ 1,035.2	36.0 %	$ 956.4	40.3 %
Retail	824.0	28.7 %	544.7	22.9 %
Office	427.0	14.8 %	351.5	14.8 %
Apartments	298.7	10.4 %	281.7	11.9 %
Hotel/Motel	92.1	3.2 %	132.7	5.6 %
Mixed use	34.2	1.2 %	0.9	0.0 %
Other	162.8	5.7 %	106.9	4.5 %
Total Commercial mortgage loans	$ 2,874.0	100.0 %	$ 2,374.8	100.0 %

[1] Balances do not include allowance for mortgage loan credit losses.

The following table sets forth the breakdown of mortgages by year of origination as of December 31, 2012 and 2011:

	2012[1]	2011[1]
Year of Origination:		
2012	$ 939.0	$ —
2011	836.9	857.9
2010	124.0	161.9
2009	73.0	92.6
2008	119.0	137.2
2007	102.3	202.1
2006 and prior	679.8	923.1
Total Commercial mortgage loans	$ 2,874.0	$ 2,374.8

[1] Balances do not include allowance for mortgage loan credit losses.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Evaluating Securities for Other-Than-Temporary Impairments

The Company performs a regular evaluation, on a security-by-security basis, of its available-for-sale securities holdings, including fixed maturity securities and equity securities in accordance with its impairment policy in order to evaluate whether such investments are other-than-temporarily impaired.

The following tables identify the Company's credit-related and intent-related impairments included in the Consolidated Statements of Operations, excluding impairments included in Other comprehensive income by type for the years ended December 31, 2012, 2011 and 2010:

	2012		2011		2010	
	Impairment	No. of Securities	Impairment	No. of Securities	Impairment	No. of Securities
U.S. Treasuries	$ —	—	$ —	—	$ 1.7	1
U.S. corporate	2.9	3	20.4	17	6.6	24
Foreign[1]	0.8	3	27.8	50	42.4	20
Residential mortgage-backed	6.0	33	8.2	38	14.8	53
Commercial mortgage-backed	—	—	28.2	8	20.5	8
Other asset-backed	1.2	4	22.7	53	58.5	42
Limited partnerships	—	—	—	—	1.6	4
Equity securities	—	—	—	—	— *	1
Mortgage loans on real estate	—	—	—	—	1.0	1
Total	$ 10.9	43	$ 107.3	166	$ 147.1	154

[1] Primarily U.S. dollar denominated.
* Less than $0.1.

The above tables include $9.1, $17.6 and $48.4 of write-downs related to credit impairments for the years ended December 31, 2012, 2011 and 2010, respectively, in Other-than-temporary impairments, which are recognized in the Consolidated Statements of Operations. The remaining $1.8, $89.7 and $98.7, in write-downs for the years ended December 31, 2012, 2011 and 2010, respectively, are related to intent impairments.

The following tables summarize these intent impairments, which are also recognized in earnings, by type for the years ended December 31, 2012, 2011 and 2010:

	2012		2011		2010	
	Impairment	No. of Securities	Impairment	No. of Securities	Impairment	No. of Securities
U.S. Treasuries	$ —	—	$ —	—	$ 1.7	1
U.S. corporate	0.2	1	20.4	17	6.7	24
Foreign[1]	0.8	3	23.7	46	28.5	15
Residential mortgage-backed	0.7	3	1.6	7	8.6	18
Commercial mortgage-backed	—	—	22.9	8	16.2	6
Other asset-backed	0.1	1	21.1	50	37.0	26
Total	$ 1.8	8	$ 89.7	128	$ 98.7	90

[1] Primarily U.S. dollar denominated.

The Company may sell securities during the period in which fair value has declined below amortized cost for fixed maturities or cost for equity securities. In certain situations, new factors, including changes in the business environment, can change the Company's previous intent to continue holding a security. Accordingly, these factors may lead the Company to record additional intent related capital losses.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

The fair value of fixed maturities with OTTI as of December 31, 2012 and 2011 was $1.2 billion and $1.9 billion, respectively.

The following tables identify the amount of credit impairments on fixed maturities for which a portion of the OTTI loss was recognized in Other comprehensive income (loss) and the corresponding changes in such amounts for the years ended December 31, 2012, 2011 and 2010:

	2012		2011		2010	
Balance at January 1	$	19.4	$	50.7	$	46.0
Additional credit impairments:						
On securities not previously impaired		1.5		0.9		12.0
On securities previously impaired		3.7		6.7		11.7
Reductions:						
Securities intent impaired		—		(8.7)		(5.9)
Securities sold, matured, prepaid or paid down		(4.6)		(30.2)		(13.1)
Balance at December 31	$	20.0	$	19.4	$	50.7

Net Investment Income

The following table summarizes Net investment income for the years ended December 31, 2012, 2011 and 2010:

	2012		2011		2010	
Fixed maturities	$	1,222.5	$	1,224.2	$	1,182.4
Equity securities, available-for-sale		7.5		13.6		15.3
Mortgage loans on real estate		143.5		118.1		104.0
Policy loans		13.2		13.7		13.3
Short-term investments and cash equivalents		1.4		0.8		0.8
Other		6.8		95.5		68.0
Gross investment income		1,394.9		1,465.9		1,383.8
Less: Investment expenses		46.1		45.0		41.5
Net investment income	$	1,348.8	$	1,420.9	$	1,342.3

As of December 31, 2012 and December 31, 2011, the Company did not have any investments in fixed maturities which produced no investment income. Fixed maturities are moved to a non-accrual status immediately when the investment defaults.

Net Realized Capital Gains (Losses)

Net realized capital gains (losses) are comprised of the difference between the amortized cost of investments and proceeds from sale and redemption, as well as losses incurred due to the credit-related and intent-related other-than-temporary impairment of investments. Realized investment gains and losses are also primarily generated from changes in fair value of embedded derivatives within product guarantees and fixed maturities, changes in fair value of fixed maturities recorded at FVO and changes in fair value including accruals on derivative instruments, except for effective cash flow hedges. The cost of the investments on disposal is generally determined based on first-in-first-out ("FIFO") methodology.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Net realized capital gains (losses) were as follows for the years ended December 31, 2012, 2011 and 2010:

	2012		2011		2010	
Fixed maturities, available-for-sale, including securities pledged	$	67.5	$	112.6	$	38.7
Fixed maturities, at fair value option		(124.2)		(60.6)		(39.2)
Equity securities, available-for-sale		(0.2)		7.4		4.1
Derivatives		1.3		(64.3)		(44.6)
Embedded derivative - fixed maturities		(5.5)		4.9		8.0
Embedded derivative - product guarantees		120.4		(216.1)		9.3
Other investments		—		0.3		4.9
Net realized capital gains (losses)	$	59.3	$	(215.8)	$	(18.8)
After-tax net realized capital gains (losses)	$	38.5	$	(53.3)	$	1.5

Proceeds from the sale of fixed maturities and equity securities, available-for-sale and the related gross realized gains and losses, before tax were as follows for the years ended December 31, 2012, 2011 and 2010:

	2012		2011		2010	
Proceeds on sales	$	2,887.1	$	5,596.3	$	5,312.9
Gross gains		88.7		249.0		213.6
Gross losses		(12.7)		(33.6)		(27.8)

3.   Derivative Financial Instruments

The Company enters into the following types of derivatives:

Interest rate caps: The Company uses interest rate cap contracts to hedge the interest rate exposure arising from duration mismatches between assets and liabilities. Interest rate caps are also used to hedge interest rate exposure if rates rise above a specified level. Such increases in rates will require the Company to incur additional expenses. The future payout from the interest rate caps fund this increased exposure. The Company pays an upfront premium to purchase these caps. The Company utilizes these contracts in non-qualifying hedging relationships.

Interest rate swaps: Interest rate swaps are used by the Company primarily to reduce market risks from changes in interest rates and to alter interest rate exposure arising from mismatches between assets and/or liabilities. Interest rate swaps are also used to hedge the interest rate risk associated with the value of assets it owns or in an anticipation of acquiring them. Using interest rate swaps, the Company agrees with another party to exchange, at specified intervals, the difference between fixed rate and floating rate interest payments, calculated by reference to an agreed upon notional principal amount. These transactions are entered into pursuant to master agreements that provide for a single net payment to be made to/from the counterparty at each due date. The Company utilizes these contracts in qualifying hedging relationships as well as non-qualifying hedging relationships.

Foreign exchange swaps: The Company uses foreign exchange or currency swaps to reduce the risk of change in the value, yield or cash flows associated with certain foreign denominated invested assets. Foreign exchange swaps represent contracts that require the exchange of foreign currency cash flows against U.S. dollar cash flows at regular periods, typically quarterly or semi-annually. The Company utilizes these contracts in non-qualifying hedging relationships.

Credit default swaps: Credit default swaps are used to reduce credit loss exposure with respect to certain assets that the Company owns, or to assume credit exposure on certain assets that the Company does not own. Payments are made to or received from the counterparty at specified intervals. In the event of a default on the underlying credit exposure, the Company will either receive a payment (purchased credit protection) or will be required to make a payment (sold credit protection) equal to the par minus recovery value of the swap contract. The Company utilizes these contracts in non-qualifying hedging relationships.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Forwards: The Company uses forward contracts to hedge certain invested assets against movement in interest rates, particularly mortgage rates. The Company uses To Be Announced securities as an economic hedge against rate movements. The Company utilizes forward contracts in non-qualifying hedging relationships.

Futures: Futures contracts are used to hedge against a decrease in certain equity indices. Such decreases may result in a decrease
in variable annuity account values which would increase the possibility of the Company incurring an expense for guaranteed benefits in excess of account values. The Company also uses futures contracts as a hedge against an increase in certain equity indices. Such increases may result in increased payments to the holders of the fixed index annuity contracts. The Company enters into exchange traded futures with regulated futures commissions that are members of the exchange. The Company also posts initial and variation margin with the exchange on a daily basis. The Company utilizes exchange-traded futures in non-qualifying hedging relationships.

Swaptions: A swaption is an option to enter into a swap with a forward starting effective date. The Company uses swaptions to hedge the interest rate exposure associated with the minimum crediting rate and book value guarantees embedded in the retirement products that the Company offers. Increases in interest rates will generate losses on assets that are backing such liabilities. In certain instances, the Company locks in the economic impact of existing purchased swaptions by entering into offsetting written swaptions. Swaptions are also used to hedge against an increase in the interest rate benchmarked crediting strategies within Fixed indexed annuities ("FIA") contracts. Such increases may result in increased payments to contract holders of FIA contracts and the interest rate swaptions offset this increased exposure. The Company pays a premium when it purchases the swaption. The Company utilizes these contracts in non-qualifying hedging relationships.

Managed custody guarantees ("MCG"): The Company issues certain credited rate guarantees on externally managed variable bond funds that represent stand-alone derivatives. The market value is partially determined by, among other things, levels of or changes in interest rates, prepayment rates and credit ratings/spreads.

Embedded derivatives: The Company also invests in certain fixed maturity instruments and has issued certain annuity products, that contain embedded derivatives whose market value is at least partially determined by, among other things, levels of or changes in domestic and/or foreign interest rates (short term or long-term), exchange rates, prepayment rates, equity rates, or credit ratings/spreads. Embedded derivatives within fixed maturities are reported with the host contract on the Consolidated Balance Sheets and changes in fair value are recorded in Other net realized capital gains (losses) in the Consolidated Statements of Operations. Embedded derivatives within annuity products are included in Future policy benefits and contract owner account balances on the Consolidated Balance Sheets and changes in the fair value of the embedded derivatives are recorded in Other net realized capital gains (losses) in the Consolidated Statements of Operations.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to the Consolidated Financial Statements(Dollar amounts in millions, unless otherwise stated)

The notional amounts and fair values of derivatives were as follows as of December 31, 2012 and 2011:

	2012			2011		
	Notional Amount	**Asset Fair Value**	**Liability Fair Value**	**Notional Amount**	**Asset Fair Value**	**Liability Fair Value**
Derivatives: Qualifying for hedge						
Cash flow hedges:						
Interest rate contracts	$ 1,000.0	$ 215.4	$ —	$ 1,000.0	$ 173.9	$ —
Derivatives: Non-qualifying for						
Interest rate contracts	18,131.1	292.9	328.5	17,555.1	269.4	306.4
Foreign exchange contracts	161.6	0.4	18.3	213.4	0.7	32.4
Equity contracts	14.5	0.4	—	—	—	—
Credit contracts	347.5	3.6	—	548.4	2.6	21.2
Managed custody guarantees	N/A	—	—	N/A	—	1.0
Embedded derivatives:						
Within fixed maturity investments	N/A	53.7	—	N/A	59.2	—
Within annuity products	N/A	—	122.4	N/A	—	236.3
Total		$ 566.4	$ 469.2		$ 505.8	$ 597.3

N/A - Not Applicable

The maximum length of time over which the Company is hedging its exposure to variability in the future cash flows for forecasted transactions through the fourth quarter 2016.

Net realized gains (losses) on derivatives were as follows for the years ended December 31, 2012, 2011 and 2010:

	2012	2011	2010
Derivatives: Qualifying for hedge accounting(1)			
Cash flow hedges:			
Interest rate contracts	$ —	$ —	$ —
Fair value hedges:			
Interest rate contracts	—	—	—
Derivatives: Non-qualifying for hedge accounting(2)			
Interest rate contracts	(18.9)	(58.3)	(61.4)
Foreign exchange contracts	6.9	(0.7)	7.4
Equity contracts	2.0	(0.5)	0.5
Credit contracts	11.3	(4.8)	8.9
Managed custody guarantees	1.1	1.1	4.1
Embedded derivatives:			
Within fixed maturity investments(2)	(5.5)	4.9	8.0
Within annuity products(2)	119.3	(217.2)	5.2
Total	$ 116.2	$ (275.5)	$ (27.3)

(1) Changes in value for effective fair value hedges are recorded in Other net realized capital gains (losses). Changes in fair value upon disposal for effective cash flow hedges are recorded in Other net realized capital gains (losses) in the Consolidated Statements of Operations. For the years ended December 31, 2012, 2011 and 2010, ineffective amounts are deemed to be immaterial.
(2) Changes in value are included in Other net realized capital gains (losses) in the Consolidated Statements of Operations.

Credit Default Swaps

The Company has entered into various credit default swaps. When credit default swaps are sold, the Company assumes credit exposure to certain assets that it does not own. Credit default swaps may also be purchased to reduce credit exposure in the

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Company's portfolio. Credit default swaps involve a transfer of credit risk from one party to another in exchange for periodic payments. These instruments are typically written for a maturity period of five years and do not contain recourse provisions, which would enable the seller to recover from third parties. The Company has International Swaps and Derivatives Association, Inc. ("ISDA") agreements with each counterparty with which it conducts business and tracks the collateral positions for each counterparty. To the extent cash collateral is received, it is included in Payables under securities loan agreements, including collateral held, on the Consolidated Balance Sheets and is reinvested in short-term investments. Collateral held is used in accordance with the Credit Support Annex ("CSA") to satisfy any obligations. Investment grade bonds owned by the Company are the source of noncash collateral posted, which is reported in Securities pledged on the Consolidated Balance Sheets. In the event of a default on the underlying credit exposure, the Company will either receive an additional payment (purchased credit protection) or will be required to make an additional payment (sold credit protection) equal to par value minus recovery value of the swap contract. As of December 31, 2012, the fair value of credit default swaps of $3.6 were included in Derivatives assets and there were no credit default swaps included in Derivatives liabilities, on the Consolidated Balance Sheets. As of December 31, 2011, the fair value of credit default swaps of $2.6 and $21.2 were included in Derivatives assets and Derivatives liabilities, respectively, on the Consolidated Balance Sheets. As of December 31, 2012 and 2011, the maximum potential future exposure to the Company on the sale of credit default swaps was $329.0 and $518.3, respectively.

4.   Fair Value Measurements

Fair Value Measurement

The Company categorizes its financial instruments into a three-level hierarchy based on the priority of the inputs to the valuation technique. The fair value hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). If the inputs used to measure fair value fall within different levels of the hierarchy, the category level is based on the lowest priority level input that is significant to the fair value measurement of the instrument. Financial assets and liabilities recorded at fair value on the Consolidated Balance Sheets are categorized as follows:

- Level 1 - Unadjusted quoted prices for identical assets or liabilities in an active market. The Company defines an active market as a market in which transactions take place with sufficient frequency and volume to provide pricing information on an ongoing basis.
- Level 2 - Quoted prices in markets that are not active or valuation techniques that require inputs that are observable either directly or indirectly for substantially the full term of the asset or liability. Level 2 inputs include the following:
  a) Quoted prices for similar assets or liabilities in active markets;
  b) Quoted prices for identical or similar assets or liabilities in non-active markets;
  c) Inputs other than quoted market prices that are observable; and
  d) Inputs that are derived principally from or corroborated by observable market data through correlation or other means.
- Level 3 - Prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement. These valuations, whether derived internally or obtained from a third party, use critical assumptions that are not widely available to estimate market participant expectations in valuing the asset or liability.

When available, the estimated fair value of financial instruments is based on quoted prices in active markets that are readily and regularly obtainable. When quoted prices in active markets are not available, the determination of estimated fair value is based on market standard valuation methodologies, including discounted cash flow methodologies, matrix pricing, or other similar techniques.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

The following table presents the Company's hierarchy for its assets and liabilities measured at fair value on a recurring basis as of December 31, 2012:

	2012			
	Level 1	**Level 2**	**Level 3**	**Total**
Assets:				
Fixed maturities, including securities pledged:				
U.S. Treasuries	$ 1,093.4	$ 53.2	$ —	$ 1,146.6
U.S. government agencies and authorities	—	397.0	—	397.0
U.S. corporate, state and municipalities	—	10,512.8	154.6	10,667.4
Foreign[1]	—	5,527.4	24.6	5,552.0
Residential mortgage-backed securities	—	2,348.4	9.1	2,357.5
Commercial mortgage-backed securities	—	839.1	—	839.1
Other asset-backed securities	—	462.4	33.2	495.6
Total fixed maturities, including securities pledged	1,093.4	20,140.3	221.5	21,455.2
Equity securities, available-for-sale	125.8	—	17.0	142.8
Derivatives:				
Interest rate contracts	—	508.3	—	508.3
Foreign exchange contracts	—	0.4	—	0.4
Equity contracts	0.4	—	—	0.4
Credit contracts	—	3.6	—	3.6
Cash and cash equivalents, short-term investments and short-term investments under securities loan agreements	1,229.3	—	—	1,229.3
Assets held in separate accounts	47,916.5	5,722.5	16.3	53,655.3
Total assets	$ 50,365.4	$ 26,375.1	$ 254.8	$ 76,995.3
Liabilities:				
Product guarantees:				
Stabilizer and MCGs	$ —	$ —	$ 102.0	$ 102.0
FIA	—	—	20.4	20.4
Derivatives:				
Interest rate contracts	0.7	327.8	—	328.5
Foreign exchange contracts	—	18.3	—	18.3
Credit contracts	—	—	—	—
Total liabilities	$ 0.7	$ 346.1	$ 122.4	$ 469.2

[1] Primarily U.S. dollar denominated.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

The following table presents the Company's hierarchy for its assets and liabilities measured at fair value on a recurring basis as of December 31, 2011:

| | **2011** | | | |
	Level 1	Level 2	Level 3	Total
Assets:				
Fixed maturities, including securities pledged:				
U.S. Treasuries	$ 1,180.3	$ 51.3	$ —	$ 1,231.6
U.S. government agencies and authorities	—	410.7	—	410.7
U.S. corporate, state and municipalities	—	8,883.5	129.1	9,012.6
Foreign[1]	—	4,937.0	51.1	4,988.1
Residential mortgage-backed securities	—	2,206.1	41.0	2,247.1
Commercial mortgage-backed securities	—	911.3	—	911.3
Other asset-backed securities	—	411.1	27.7	438.8
Total fixed maturities, including securities pledged	1,180.3	17,811.0	248.9	19,240.2
Equity securities, available-for-sale	125.9	—	19.0	144.9
Derivatives:				
Interest rate contracts	5.7	437.6	—	443.3
Foreign exchange contracts	—	0.7	—	0.7
Credit contracts	—	2.6	—	2.6
Cash and cash equivalents, short-term investments and short-term investments under securities loan agreements	953.9	4.8	—	958.7
Assets held in separate accounts	40,556.8	4,722.3	16.1	45,295.2
Total assets	$ 42,822.6	$ 22,979.0	$ 284.0	$ 66,085.6
Liabilities:				
Product guarantees:				
Stabilizers and MCGs	$ —	$ —	$ 221.0	$ 221.0
FIA	—	—	16.3	16.3
Derivatives:				
Interest rate contracts	—	306.4	—	306.4
Foreign exchange contracts	—	32.4	—	32.4
Credit contracts	—	8.6	12.6	21.2
Total liabilities	$ —	$ 347.4	$ 249.9	$ 597.3

[1] Primarily U.S. dollar denominated.

Valuation of Financial Assets and Liabilities at Fair Value

Certain assets and liabilities are measured at estimated fair value on the Company's Consolidated Balance Sheets. The Company defines fair value as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. The exit price and the transaction (or entry) price will be the same at initial recognition in many circumstances. However, in certain cases, the transaction price may not represent fair value. The fair value of a liability is based on the amount that would be paid to transfer a liability to a third-party with an equal credit standing. Fair value is required to be a market-based measurement which is determined based on a hypothetical transaction at the measurement date, from a market participant's perspective. The Company considers three broad valuation techniques when a quoted price is unavailable: (i) the market approach, (ii) the income approach and (iii) the cost approach. The Company determines the most appropriate valuation technique to use, given the instrument being measured and the availability of sufficient inputs. The Company prioritizes the inputs to fair valuation techniques and allows for the use of unobservable inputs to the extent that observable inputs are not available.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

The Company utilizes a number of valuation methodologies to determine the fair values of its financial assets and liabilities in conformity with the concepts of "exit price" and the fair value hierarchy as prescribed in ASC Topic 820. Valuations are obtained from third party commercial pricing services, brokers and industry-standard, vendor-provided software that models the value based on market observable inputs. The valuations obtained from third-party commercial pricing services are non-binding. The Company reviews the assumptions and inputs used by third-party commercial pricing services for each reporting period in order to determine an appropriate fair value hierarchy level. The documentation and analysis obtained from third-party commercial pricing services are reviewed by the Company, including in-depth validation procedures confirming the observability of inputs. The valuations are reviewed and validated monthly through the internal valuation committee price variance review, comparisons to internal pricing models, back testing to recent trades, or monitoring of trading volumes.

The following valuation methods and assumptions were used by the Company in estimating the reported values for the investments and derivatives described below:

Fixed maturities: The fair values for the actively traded marketable bonds are determined based upon the quoted market prices and are classified as Level 1 assets. Assets in this category would primarily include certain U.S. Treasury securities. The fair values for marketable bonds without an active market are obtained through several commercial pricing services which provide the estimated fair values and are classified as Level 2 assets. These services incorporate a variety of market observable information in their valuation techniques, including benchmark yields, broker-dealer quotes, credit quality, issuer spreads, bids, offers and other reference data. This category includes U.S. and foreign corporate bonds, ABS, U.S. agency and government guaranteed securities, CMBS and RMBS, including certain CMO assets.

Generally, the Company does not obtain more than one vendor price from pricing services per instrument. The Company uses a hierarchy process in which prices are obtained from a primary vendor and, if that vendor is unable to provide the price, the next vendor in the hierarchy is contacted until a price is obtained or it is determined that a price cannot be obtained from a commercial pricing service. When a price cannot be obtained from a commercial pricing service, independent broker quotes are solicited. Securities priced using independent broker quotes are classified as Level 3.

Broker quotes and prices obtained from pricing services are reviewed and validated through an internal valuation committee price variance review, comparisons to internal pricing models, back testing to recent trades, or monitoring of trading volumes. As of December 31, 2012, $175.5 and $16.7 billion of a total fair value of $21.5 billion in fixed maturities, including securities pledged, were valued using unadjusted broker quotes and unadjusted prices obtained from pricing services, respectively and verified through the review process. The remaining balance in fixed maturities consisted primarily of privately placed bonds valued using a matrix-based pricing. As of December 31, 2011, $194.9 and $14.8 billion of a total of $19.2 billion in fixed maturities, including securities pledged, were valued using unadjusted broker quotes and unadjusted prices obtained from pricing services, respectively, and verified through the review process. The remaining balance in fixed maturities consisted primarily of privately placed bonds valued using a matrix-based pricing model.

All prices and broker quotes obtained go through the review process described above including valuations for which only one broker quote is obtained. After review, for those instruments where the price is determined to be appropriate, the unadjusted price provided is used for financial statement valuation. If it is determined that the price is questionable, another price may be requested from a different vendor. The internal valuation committee then reviews all prices for the instrument again, along with information from the review, to determine which price best represents "exit price" for the instrument.

Fair values of privately placed bonds are determined primarily using a matrix-based pricing model and are generally classified as Level 2 assets. The model considers the current level of risk-free interest rates, current corporate spreads, the credit quality of the issuer and cash flow characteristics of the security. Also considered are factors such as the net worth of the borrower, the value of collateral, the capital structure of the borrower, the presence of guarantees and the Company's evaluation of the borrower's ability to compete in its relevant market. Using this data, the model generates estimated market values which the Company considers reflective of the fair value of each privately placed bond.

Equity securities, available-for-sale: Fair values of publicly traded equity securities are based upon quoted market price and are classified as Level 1 assets. Other equity securities, typically private equities or equity securities not traded on an exchange, are valued by other sources such as analytics or brokers and are classified as Level 2 or Level 3 assets.

Derivatives: Derivatives are carried at fair value, which is determined using the Company's derivative accounting system in conjunction with observable key financial data from third party sources, such as yield curves, exchange rates, S&P 500 Index

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

---

prices, London Interbank Offered Rates ("LIBOR") and Overnight Index Swap ("OIS") rates. In June 2012, the Company began using OIS rather than LIBOR for valuations of collateralized interest rate derivatives, which are obtained from third-party sources. For those derivatives that are unable to be valued by the accounting system, the Company typically utilizes values established by third-party brokers. Counterparty credit risk is considered and incorporated in the Company's valuation process through counterparty credit rating requirements and monitoring of overall exposure. It is the Company's policy to transact only with investment grade counterparties with a credit rating of A- or better. The Company's nonperformance risk is also considered and incorporated in the Company's valuation process. Valuations for the Company's futures and interest rate forward contracts are based on unadjusted quoted prices from an active exchange and, therefore, are classified as Level 1. The Company also has certain credit default swaps and options that are priced using models that primarily use market observable inputs, but contain inputs that are not observable to market participants, which have been classified as Level 3. However, all other derivative instruments are valued based on market observable inputs and are classified as Level 2.

The Company has entered into a number of options as hedges on its FIA liabilities. The maximum exposure is the current value of the option. The payoff of these contracts depends on market conditions during the lifetime of the option. The fair value measurement of options is highly sensitive to implied equity and interest rate volatility and the market reflects a considerable variance in broker quotes. The Company uses a third-party vendor to determine the market value of these options.

Cash and cash equivalents, Short-term investments and Short-term investments under securities loan agreement: The carrying amounts for cash reflect the assets' fair values. The fair value for cash equivalents and most short-term investments are determined based on quoted market prices. These assets are classified as Level 1. Other short-term investments are valued and classified in the fair value hierarchy consistent with the policies described herein, depending on investment type.

Assets held in separate accounts: Assets held in separate accounts are reported at the quoted fair values of the underlying investments in the separate accounts. The underlying investments include mutual funds, short-term investments and cash, the valuations of which are based upon a quoted market price and are included in Level 1. Fixed maturity valuations are obtained from third-party commercial pricing services and brokers and are classified in the fair value hierarchy consistent with the policy described above for fixed maturities.

Product guarantees: The Company records an embedded derivative liability for its FIA contracts for interest payments to contract holders above the minimum guaranteed interest rate. The guarantee is treated as an embedded derivative and is required to be accounted for separately from the host contract. The fair value of the obligation is calculated based on actuarial and capital market assumptions related to the projected cash flows, including benefits and related contract charges, over the anticipated life of the related contracts. The cash flow estimates are produced by market implied assumptions. These derivatives are classified as Level 3 liabilities in the fair value hierarchy.

The Company records reserves for Stabilizer and MCG contracts containing guaranteed credited rates in accordance with U.S. GAAP for derivative instruments and hedging activities. The guarantee is treated as an embedded derivative or a stand-alone derivative (depending on the underlying product) and is required to be reported at fair value. The estimated fair value is determined based on the present value of projected future claims, minus the present value of future guaranteed premiums. At inception of the contract, the Company projects a guaranteed premium to be equal to the present value of the projected future claims. The income associated with the contracts is projected using relevant actuarial and capital market assumptions, including benefits and related contract charges, over the anticipated life of the related contracts. The cash flow estimates are produced by using stochastic techniques under a variety of risk neutral scenarios and other market implied assumptions. These derivatives are classified as Level 3 liabilities.

The discount rate used to determine the fair value of the embedded derivatives and stand-alone derivative associated with the Company's product guarantees includes an adjustment to reflect the risk that these obligations will not be fulfilled ("nonperformance risk"). Through June 30, 2012, the Company's nonperformance risk adjustment was based on the credit default swap spreads of ING Insurance, the Company's indirect parent company, with similar term to maturity and priority of payment. The ING Insurance credit default spread was applied to the risk-free swap curve in the Company's valuation models for these product guarantees. As a result of the availability of ING U.S., Inc.'s market observable data following the issuance of its long-term debt on July 13, 2012, the Company changed its estimate of nonperformance risk to incorporate a blend of observable, similarly rated peer company credit default swap spreads, adjusted to reflect the Company's own credit quality as well as an adjustment to reflect the priority of policyholder claims.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

The Company's valuation actuaries are responsible for the policies and procedures for valuing the embedded derivatives, reflecting the capital markets and actuarial valuation inputs and nonperformance risk in the estimate of the fair value of the embedded derivatives. The actuarial and capital market assumptions for each liability are approved by each product's Chief Risk Officer ("CRO"), including an independent annual review by the U.S. CRO. Models used to value the embedded derivatives must comply with the Company's governance policies.

Quarterly, an attribution analysis is performed to quantify changes in fair value measurements and a sensitivity analysis is used to analyze the changes. The changes in fair value measurements are also compared to corresponding movements in the hedge target to assess the validity of the attributions. The results of the attribution analysis are reviewed by the valuation actuaries, responsible CFOs, Controllers, CROs and/or others as nominated by management.

Transfers in and out of Level 1 and 2

There were no securities transferred between Level 1 and Level 2 for the years ended December 31, 2012 and 2011. The Company's policy is to recognize transfers in and transfers out as of the beginning of the reporting period.

Level 3 Financial Instruments

The fair values of certain assets and liabilities are determined using prices or valuation techniques that require inputs that are both unobservable and significant to the overall fair value measurement (i.e., Level 3 as defined by ASC Topic 820), including but not limited to liquidity spreads for investments within markets deemed not currently active. These valuations, whether derived internally or obtained from a third party, use critical assumptions that are not widely available to estimate market participant expectations in valuing the asset or liability. In addition, the Company has determined, for certain financial instruments, an active market is such a significant input to determine fair value that the presence of an inactive market may lead to classification in Level 3. In light of the methodologies employed to obtain the fair values of financial assets and liabilities classified as Level 3, additional information is presented below.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to the Consolidated Financial Statements(Dollar amounts in millions, unless otherwise stated)

The following table summarizes the change in fair value of the Company's Level 3 assets and liabilities and transfers in and out of Level 3 for the year ended December 31, 2012:

	Year Ended December 31, 2012								
	Fair Value as of July 1	Total Realized/Unrealized Gains (Losses) Included in:		Purchases	Issuances	Sales	Settlements	Transfers in to Level 3[2]	T
		Net Income	OCI						
Fixed maturities, including securities pledged:									
U.S. corporate, state and municipalities	$ 129.1	$ (0.3)	$ (1.4)	$ 0.4	$ —	$ —	$ (7.9)	$ 38.3	$
Foreign	51.1	0.9	(4.2)	—	—	(5.7)	(12.5)	20.7	
Residential mortgage-backed securities	41.0	0.7	2.7	2.3	—	(6.0)	—	—	
Other asset-backed securities	27.7	1.1	2.5	—	—	—	(1.9)	3.8	
Total fixed maturities, including	248.9	2.4	(0.4)	2.7	—	(11.7)	(22.3)	62.8	
Equity securities, available-for-sale	19.0	(0.2)	(0.2)	0.8	—	(2.4)	—	0.3	
Derivatives, net	(12.6)	(1.8)	—	—	—	—	14.4	—	
Product guarantees:									
Stabilizer and MCGs[1]	(221.0)	124.5	—	(5.5)	—	—	—	—	
FIA[1]	(16.3)	(4.1)	—	—	—	—	—	—	
Separate Accounts[4]	16.1	0.3	—	16.3	—	(8.3)	—	—	

(1) All gains and losses on Level 3 are classified as realized gains (losses) for the purpose of this disclosure because it is impracticable to track realized and unrealized gains (los amounts are included in Other net realized capital gains (losses) in the Consolidated Statements of Operations.

(2) The Company's policy is to recognize transfers in and transfers out as of the beginning of the reporting period.

(3) For financial instruments still held as of December 31, amounts are included in Net investment income and Other net realized capital gains (losses) in the Consolidated Stater

(4) The investment income and realized gains (losses) and change in unrealized gains (losses) included in net income (loss) for separate account assets are offset by an equal am net zero impact on net income (loss) for the Company.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to the Consolidated Financial Statements(Dollar amounts in millions, unless otherwise stated)

The following table summarizes the change in fair value of the Company's Level 3 assets and liabilities and transfers in and out of Level 3 for the year ended December 31, 2011:

	Year Ended December 31, 2011								
	Fair Value as of July 1	**Total Realized/Unrealized Gains (Losses) Included in:**		**Purcha ses**	**Issuances**	**Sales**	**Settlements**	**Transfers in to Level 3(2)**	**T I**
		Net Income	**OCI**						
Fixed maturities, including securities pledged:									
U.S. corporate, state and municipalities	$ 11.2	$ (0.3)	$ 6.7	$ 19.0	$ —	$ —	$ (43.3)	$ 135.8	$
Foreign	11.4	0.5	—	30.9	—	(19.7)	(1.5)	29.9	
Residential mortgage-backed securities	254.7	(3.0)	1.7	57.1	—	(38.5)	(8.1)	5.3	(
Other asset-backed securities	247.7	(26.8)	15.8	—	—	(119.7)	(8.7)	—	
Total fixed maturities, including	525.0	(29.6)	24.2	107.0	—	(177.9)	(61.6)	171.0	(
Equity securities, available-for-sale	27.7	0.1	0.1	4.3	—	(4.2)	—	—	
Derivatives, net	(13.6)	0.8	—	0.2	—	—	—	—	
Product guarantees:									
Stabilizer and MCGs(1)	(3.0)	(212.5)	—	(5.5)	—	—	—	—	
FIA(1)	(5.6)	(3.6)	—	(7.1)	—	—	—	—	
Separate Accounts(4)	22.3	—	—	9.8	—	(3.4)	—	—	

(1) All gains and losses on Level 3 are classified as realized gains (losses) for the purpose of this disclosure because it is impracticable to track realized and unrealized gains (los amounts are included in Other net realized capital gains (losses) in the Consolidated Statements of Operations.

(2) The Company's policy is to recognize transfers in and transfers out as of the beginning of the reporting period.

(3) For financial instruments still held as of December 31, amounts are included in Net investment income and Other net realized capital gains (losses) in the Consolidated Stater

(4) The investment income and realized gains (losses) and change in unrealized gains (losses) included in net income (loss) for separate account assets are offset by an equal amo net zero impact on net income (loss) for the Company.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

The transfers in and out of Level 3 for fixed maturities, equity securities and separate accounts for the year ended December 31, 2012 were due to the variation in inputs relied upon for valuation each quarter. Securities that are primarily valued using independent broker quotes when prices are not available from one of the commercial pricing services are reflected as transfers into Level 3. When securities are valued using more widely available information, the securities are transferred out of Level 3 and into Level 1 or 2, as appropriate.

The transfers out of Level 3 for the year ended December 31, 2011 in fixed maturities, including securities pledged, were primarily due to the Company's determination that the market for subprime RMBS securities had become active in the first quarter 2011 and to an increased utilization of vendor valuations for certain CMO assets, as opposed to the previous use of broker quotes in the second quarter of 2011. While the valuation methodology for subprime RMBS securities has not changed, the Company has concluded that the frequency of transactions in the market for subprime RMBS securities represent regularly occurring market transactions and therefore are now classified as Level 2.

Significant Unobservable Inputs

Quantitative information about the significant unobservable inputs used in the Company's Level 3 fair value measurements of its annuity product guarantees is presented in the following sections and table.

The Company's Level 3 fair value measurements of its fixed maturities, equity securities available-for-sale and equity and credit derivative contracts are primarily based on broker quotes for which the quantitative detail of the unobservable inputs is neither provided nor reasonably corroborated, thus negating the ability to perform a sensitivity analysis. The Company performs a review of broker quotes by performing a monthly price variance comparison and back tests broker quotes to recent trade prices.

Significant unobservable inputs used in the fair value measurements of FIAs include nonperformance risk and lapses. Such inputs are monitored quarterly.

The significant unobservable inputs used in the fair value measurement of the Stabilizer embedded derivatives and MCG derivative are interest rate implied volatility, nonperformance risk, lapses and policyholder deposits. Such inputs are monitored quarterly.

Following is a description of selected inputs:

> *Interest Rate Volatility*: A term-structure model is used to approximate implied volatility for the swap rates for the Stabilizer and MCG fair value measurements. Where no implied volatility is readily available in the market, an alternative approach is based on historical volatility.

> *Nonperformance Risk:* For the estimate of the fair value of embedded derivatives associated with the Company's product guarantees, the Company uses a blend of observable, similarly rated peer company credit default swap spreads, adjusted to reflect the credit quality of the Company as well as adjustment to reflect the priority of policyholder claims.

> *Actuarial Assumptions:* Management regularly reviews actuarial assumptions, which are based on the Company's experience and periodically reviewed against industry standards. Industry standards and the Company experience may be limited on certain products.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

The following table presents the unobservable inputs for Level 3 fair value measurements as of December 31, 2012:

	Range[1]	
Unobservable Input	**FIA**	**Stabilizer / MCG**
Interest rate implied volatility	—	0% to 4.0%
Nonperformance risk	0.10% to 1.3%	0.10% to 1.3%
Actuarial Assumptions:		
Lapses	0% - 10% [2]	0% to 55% [3]
Policyholder Deposits[4]	—	0% to 60% [3]

[1] Represents the range of reasonable assumptions that management has used in its fair value calculations.

[2] Lapse rates tend to be lower during the contractual surrender charge period and higher after the surrender charge period ends; the highest lapse rates occur in the year immediately after the end of the surrender charge period. We make dynamic adjustments to lower the lapse rates for contracts that are more "in the money."

[3] Stabilizer contracts with recordkeeping agreements have different range of lapse and policyholder deposit assumptions from Stabilizer (Investment only) and MCG contracts as shown below:

	Percentage of Plans	Overall Range of Lapse Rates	Range of Lapse Rates for 85% of Plans	Overall Range of Policyholder Deposits	Range of Policyholder Deposits for 85% of Plans
Stabilizer (Investment Only) and MCG Contracts	87 %	0-30%	0-15%	0-55%	0-20%
Stabilizer with Recordkeeping Agreements	13 %	0-55%	0-25%	0-60%	0-30%
Aggregate of all plans	100 %	0-55%	0-25%	0-60%	0-30%

[4] Measured as a percentage of assets under management or assets under administration.

Generally, the following will cause an increase (decrease) in the FIA embedded derivative fair value liability:

- A decrease (increase) in nonperformance risk
- A decrease (increase) in lapses

Generally, the following will cause an increase (decrease) in the MCG derivative and Stabilizer embedded derivative fair value liabilities:

- An increase (decrease) in interest rate volatility
- A decrease (increase) in nonperformance risk
- A decrease (increase) in lapses
- A decrease (increase) in policyholder deposits

The Company notes the following interrelationships:

- Generally, an increase (decrease) in interest rate volatility will increase (decrease) lapses of Stabilizer and MCG contracts due to dynamic participant behavior.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Other Financial Instruments

The carrying values and estimated fair values of the Company's financial instruments were as follows as of December 31, 2012 and December 31, 2011:

	2012		2011	
	Carrying Value	**Fair Value**	**Carrying Value**	**Fair Value**
Assets:				
Fixed maturities, including securities pledged	$ 21,455.2	$ 21,455.2	$ 19,240.2	$ 19,240.2
Equity securities, available-for-sale	142.8	142.8	144.9	144.9
Mortgage loans on real estate	2,872.7	2,946.9	2,373.5	2,423.1
Loan - Dutch State obligation	—	—	417.0	421.9
Policy loans	240.9	240.9	245.9	245.9
Limited partnerships/corporations	179.6	179.6	510.6	510.6
Cash, cash equivalents, short-term investments and short-term investments under securities loan agreements	1,229.3	1,229.3	958.7	958.7
Derivatives	512.7	512.7	446.6	446.6
Notes receivable from affiliates	175.0	194.3	175.0	165.2
Assets held in separate accounts	53,655.3	53,655.3	45,295.2	45,295.2
Liabilities:				
Investment contract liabilities:				
Funding agreements without fixed maturities and deferred annuities[1]	20,263.4	25,156.5	18,889.8	22,212.7
Supplementary contracts, immediate annuities and other	680.0	837.3	742.9	896.2
Annuity product guarantees:				
FIA	20.4	20.4	16.3	16.3
Stabilizer and MCGs	102.0	102.0	221.0	221.0
Derivatives	346.8	346.8	360.0	360.0
Long-term debt	4.9	4.9	4.9	4.9

[1] Certain amounts included in Funding agreements without fixed maturities and deferred annuities are also reflected within the Annuity product guarantees section of the table above.

The following disclosures are made in accordance with the requirements of ASC Topic 825 which requires disclosure of fair value information about financial instruments, whether or not recognized at fair value on the Consolidated Balance Sheets, for which it is practicable to estimate that value. In cases where quoted market prices are not available, fair values are based on estimates using present value or other valuation techniques. Those techniques are significantly affected by the assumptions used, including the discount rate and estimates of future cash flows. In that regard, the derived fair value estimates, in many cases, could not be realized in immediate settlement of the instrument.

ASC Topic 825 excludes certain financial instruments, including insurance contracts and all nonfinancial instruments from its disclosure requirements. Accordingly, the aggregate fair value amounts presented do not represent the underlying value of the Company.

The following valuation methods and assumptions were used by the Company in estimating the fair value of the following financial instruments, which are not carried at fair value on the Consolidated Balance Sheets:

Mortgage loans on real estate: The fair values for mortgage loans on real estate are estimated on a monthly basis using discounted cash flow analyses and rates currently being offered in the marketplace for similar loans to borrowers with similar credit ratings. Loans with similar characteristics are aggregated for purposes of the calculations. Mortgage loans on real estate are classified as Level 3.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Loan - Dutch State obligation: The fair value of the Dutch State loan obligation is estimated utilizing cash flows net of certain contract fees discounted using The Netherlands Strip Yield Curve and is classified as Level 2.

Policy loans: The fair value of policy loans is equal to the carrying value of the loans. Policy loans are collateralized by the cash surrender value of the associated insurance contracts and are classified as Level 2.

Limited partnerships/corporations: The fair value for these investments, primarily private equity fund of funds and hedge funds, is based on actual or estimated Net Asset Value ("NAV") information as provided by the investee and are classified as Level 3.

Notes receivable from affiliates: Estimated fair value of the Company's notes receivable from affiliates is determined primarily using a matrix-based pricing. The model considers the current level of risk-free interest rates, credit quality of the issuer and cash flow characteristics of the security model and is classified as Level 2.

Investment contract liabilities:

> *Funding agreements without a fixed maturity and deferred annuities:* Fair value is estimated as the mean present value of stochastically modeled cash flows associated with the contract liabilities taking into account assumptions about contract holder behavior. The stochastic valuation scenario set is consistent with current market parameters and discount is taken using stochastically evolving risk-free rates in the scenarios plus an adjustment for nonperformance risk. Margins for non-financial risks associated with the contract liabilities are also included. These liabilities are classified as Level 3.

> *Supplementary contracts and immediate annuities:* Fair value is estimated as the mean present value of the single deterministically modeled cash flows associated with the contract liabilities discounted using stochastically evolving short risk-free rates in the scenarios plus an adjustment for nonperformance risk. The valuation is consistent with current market parameters. Margins for non-financial risks associated with the contract liabilities are also included. These liabilities are classified as Level 3.

Long-term debt: Estimated fair value of the Company's notes to affiliates is based upon discounted future cash flows using a discount rate approximating the current market rate, incorporating nonperformance risk and is classified as Level 2.

Fair value estimates are made at a specific point in time, based on available market information and judgments about various financial instruments, such as estimates of timing and amounts of future cash flows. Such estimates do not reflect any premium or discount that could result from offering for sale at one time the Company's entire holdings of a particular financial instrument, nor do they consider the tax impact of the realization of unrealized capital gains (losses). In many cases, the fair value estimates cannot be substantiated by comparison to independent markets, nor can the disclosed value be realized in immediate settlement of the instruments. In evaluating the Company's management of interest rate, price and liquidity risks, the fair values of all assets and liabilities should be taken into consideration, not only those presented above.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

5.   Deferred Policy Acquisition Costs and Value of Business Acquired

Activity within DAC was as follows for the years ended December 31, 2012, 2011 and 2010.

	2012		2011		2010	
Balance at January 1	$	334.9	$	307.6	$	355.7
Deferrals of commissions and expenses		79.1		79.8		74.7
Amortization:						
Amortization		(72.1)		(71.5)		(40.5)
Interest accrued[1]		31.1		31.9		29.9
Net amortization included in the Consolidated Statements of Operations		(41.0)		(39.6)		(10.6)
Change in unrealized capital gains/losses on available-for-sale securities		(76.5)		(12.9)		(112.2)
Balance at December 31	$	296.5	$	334.9	$	307.6

[1] Interest accrued at 5.0% to 7.0% during 2012, 2011 and 2010.

Activity within VOBA was as follows for the years ended December 31, 2012, 2011 and 2010.

	2012		2011		2010	
Balance at January 1	$	593.6	$	864.2	$	981.2
Deferrals of commissions and expenses		8.1		8.5		17.6
Amortization:						
Amortization		(152.6)		(125.1)		(16.0)
Interest accrued[1]		62.5		70.5		67.8
Net amortization included in the Consolidated Statements of Operations		(90.1)		(54.6)		51.8
Change in unrealized capital gains/losses on available-for-sale securities		(130.2)		(224.5)		(186.4)
Balance at December 31	$	381.4	$	593.6	$	864.2

[1] Interest accrued at 5.0% and 7.0% during 2012, 2011 and 2010

The estimated amount of VOBA amortization expense, net of interest, is $66.0, $50.7, $45.4, $42.3 and $34.9, for the years 2013, 2014, 2015, 2016 and 2017, respectively. Actual amortization incurred during these years may vary as assumptions are modified to incorporate actual results.

6.   Additional Insurance Benefits and Minimum Guarantees

The Company calculates an additional liability for certain GMDBs and other minimum guarantees in order to recognize the expected value of these benefits in excess of the projected account balance over the accumulation period based on total expected assessments.

The Company regularly evaluates estimates used to adjust the additional liability balance, with a related charge or credit to benefit expense, if actual experience or other evidence suggests that earlier assumptions should be revised.

As of December 31, 2012, the account value for the separate account contracts with guaranteed minimum benefits was $35.2 billion. The additional liability recognized related to minimum guarantees was $108.1. As of December 31, 2011, the account value for the separate account contracts with guaranteed minimum benefits was $32.1 billion. The additional liability recognized related to minimum guarantees was $226.4.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

The aggregate fair value of equity securities, including mutual funds, supporting separate accounts with additional insurance benefits and minimum investment return guarantees as of December 31, 2012 and 2011, was $9.3 billion and $7.9 billion, respectively.

7.   Reinsurance

At December 31, 2012, the Company had reinsurance treaties with 6 unaffiliated reinsurers covering a significant portion of the mortality risks and guaranteed death benefits under its variable contracts. As of December 31, 2012, the Company had one outstanding cession and a reinsurance treaty with its affiliate, Security Life of Denver International Limited ("SLDI"), to manage the reserve and capital requirements in connection with a portion of its deferred annuities business. The agreement is accounted for under the deposit method of accounting.

On October 1, 1998, the Company disposed of its individual life insurance business under an indemnity reinsurance arrangement with a subsidiary of Lincoln for $1.0 billion in cash. Under the agreement, the Lincoln subsidiary contractually assumed from the Company certain policyholder liabilities and obligations, although the Company remains obligated to contract owners. The Lincoln subsidiary established a trust to secure its obligations to the Company under the reinsurance transaction.

The Company assumed $25.0 of premium revenue from Aetna Life for the purchase and administration of a life contingent single premium variable payout annuity contract. In addition, the Company is also responsible for administering fixed annuity payments that are made to annuitants receiving variable payments. Reserves of $10.1 and $10.3 were maintained for this contract as of December 31, 2012 and 2011, respectively.

Reinsurance ceded in force for life mortality risks were $15.1 billion and $16.2 billion at December 31, 2012 and 2011, respectively. At December 31, 2012 and 2011, net receivables were comprised of the following:

		2012		2011
Claims recoverable from reinsurers	$	2,153.8	$	2,276.3
Reinsured amounts due to reinsurers		(0.3)		(0.3)
Other		0.2		0.3
Total	$	2,153.7	$	2,276.3

Premiums were reduced by the following amounts for reinsurance ceded for the years ended December 31, 2012, 2011 and 2010.

		2012		2011		2010
Premiums:						
Direct premiums	$	36.2	$	34.0	$	67.6
Reinsurance assumed		—		0.1		—
Reinsurance ceded		(0.2)		(0.2)		(0.3)
Net premiums	$	36.0	$	33.9	$	67.3

8.   Capital Contributions, Dividends and Statutory Information

ILIAC's ability to pay dividends to its parent is subject to the prior approval of insurance regulatory authorities of the State of Connecticut for payment of any dividend, which, when combined with other dividends paid within the preceding twelve months, exceeds the greater of (1) ten percent (10.0%) of ILIAC's earned statutory surplus at the prior year end or (2) ILIAC's prior year statutory net gain from operations. Connecticut law also prohibits a Connecticut insurer from declaring or paying a dividend except out of its earned surplus unless prior insurance regulatory approval is obtained.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

During the year ended December 31, 2012, ILIAC did not receive any capital contributions from its Parent. During the year ended December 31, 2011, ILIAC received capital contributions of $201.0 in the aggregate from its Parent. During the year ended December 31, 2010, ILIAC did not receive any capital contributions from its Parent.

During the year ended December 31, 2012, following receipt of required approval from the State of Connecticut Insurance Department (the "Department"), ILIAC paid a cash distribution of $340.0 to its Parent. During the year ended December 31, 2011, ILIAC did not pay a dividend or distribution on its common stock to its Parent. During the year ended December 31, 2010, ILIAC paid a $203.0 dividend on its common stock to its Parent. On October 15, 2012, December 22, 2011 and October 30, 2010, IFA paid a $90.0, $65.0 and $60.0 dividend, respectively, to ILIAC, its parent, which was eliminated in consolidation. On December 21, 2012, DSL paid a $15.0 dividend to ILIAC, its parent, which was eliminated in consolidation.

The Department recognizes as net income and capital and surplus those amounts determined in conformity with statutory accounting practices prescribed or permitted by the Department, which differ in certain respects from accounting principles generally accepted in the United States. Statutory net income (loss) was $261.6, $194.4 and $66.0, for the years ended December 31, 2012, 2011 and 2010, respectively. Statutory capital and surplus was $1.9 billion as of December 31, 2012 and 2011.

The Company is subject to minimum risk-based capital ("RBC") requirements established by the Department. The formulas for determining the amount of RBC specify various weighting factors that are applied to financial balances or various levels of activity based on the perceived degree of risk. Regulatory compliance is determined by a ratio of total adjusted capital ("TAC"), as defined by the NAIC, to authorized control level RBC, as defined by the NAIC. The Company exceeded the minimum RBC requirements that would require any regulatory or corrective action for all periods presented herein.

The Company is required to prepare statutory financial statements in accordance with statutory accounting practices prescribed or permitted by the Department. Such statutory accounting practices primarily differ from U.S. GAAP by charging policy acquisition costs to expense as incurred, establishing future policy benefit liabilities and contract owner account balances using different actuarial assumptions as well as valuing investments and certain assets and accounting for deferred taxes on a different basis. Certain assets that are not admitted under statutory accounting principles are charged directly to surplus. Depending on the regulations of the Department, the entire amount or a portion of an insurance company's asset balance can be non-admitted based on the specific rules regarding admissibility.

9. Accumulated Other Comprehensive Income (Loss)

Shareholder's equity included the following components of AOCI as of December 31, 2012, 2011 and 2010.

	2012	2011	2010
Fixed maturities, net of OTTI	$ 2,190.9	$ 1,518.7	$ 933.8
Equity securities, available-for-sale	13.5	13.1	21.0
Derivatives	215.2	173.7	0.5
DAC/VOBA and sales inducements adjustments on available-for-sale	(810.6)	(603.6)	(362.4)
Premium deficiency reserve adjustment	(152.6)	(64.8)	(61.0)
Other investments	—	—	0.1
Unrealized capital gains (losses), before tax	1,456.4	1,037.1	532.0
Deferred income tax asset (liability)	(444.6)	(302.3)	(149.3)
Unrealized capital gains (losses), after tax	1,011.8	734.8	382.7
Pension and other post-employment benefits liability, net of tax	11.2	12.7	7.8
AOCI	$ 1,023.0	$ 747.5	$ 390.5

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Changes in AOCI, net of DAC, VOBA and tax, related to changes in unrealized capital gains (losses) on securities, including securities pledged, were as follows for the years ended December 31, 2012, 2011 and 2010.

		2012	2011	2010
Fixed maturities	$	661.6	563.6	813.1
Equity securities, available-for-sale		0.4	(7.9)	8.2
Derivatives		41.5	173.2	0.5
DAC/VOBA and sales inducement adjustment on available-for-sale		(207.0)	(241.2)	(295.3)
Premium deficiency reserve adjustment		(87.8)	(3.8)	(61.0)
Other investments		—	(0.1)	0.1
Change in unrealized gains/losses on securities, before tax		408.7	483.8	465.6
Deferred income tax asset/liability		(138.6)	(145.5)	(82.2)
Change in unrealized gains/losses on securities, after tax		270.1	338.3	383.4
Change in OTTI, before tax		10.6	21.3	(12.7)
Deferred income tax asset/liability		(3.7)	(7.5)	4.4
Change in OTTI, after tax		6.9	13.8	(8.3)
Pension and other post-employment benefit liability, before tax		(2.2)	7.6	(1.4)
Deferred income tax asset/liability		0.7	(2.7)	0.5
Pension and other post-employment benefit liability, after tax		(1.5)	4.9	(0.9)
Net change in AOCI, after tax	$	275.5	$ 357.0	$ 374.2

Changes in unrealized capital gains/losses on securities, including securities pledged and noncredit impairments, as recognized in AOCI, reported net of DAC, VOBA and income taxes, were as follows for the years ended December 31, 2012, 2011 and 2010.

		2012	2011	2010
Net unrealized capital gains/losses arising during the year[1]	$	320.6	$ 408.8	$ 335.6
Less: reclassification adjustment for gains (losses) and other items included in Net income (loss)[2]		43.6	78.7	29.2
Change in deferred tax valuation allowance		—	22.0	68.7
Net change in unrealized capital gains/losses on securities	$	277.0	$ 352.1	$ 375.1

[1] Pretax net unrealized capital gains/losses arising during the period were $485.4, $625.1 and $495.7 for the years ended December 31, 2012, 2011 and 2010, respectively.

[2] Pretax reclassification adjustments for gains (losses) and other items included in Net income (loss) were $66.1, $120.0 and $42.8 for the years ended December 31, 2012, 2011 and 2010, respectively.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

---

10.   Income Taxes

Income tax expense (benefit) consisted of the following for the years ended December 31, 2012, 2011 and 2010.

		2012		2011		2010
Current tax expense (benefit):						
Federal	$	200.9	$	60.3	$	73.2
Total current tax expense (benefit)		200.9		60.3		73.2
Deferred tax expense (benefit):						
Federal		(9.7)		(65.3)		35.8
Total deferred tax expense (benefit)		(9.7)		(65.3)		35.8
Total income tax expense (benefit)	$	191.2	$	(5.0)	$	109.0

Income taxes were different from the amount computed by applying the federal income tax rate to income (loss) before income taxes for the following reasons for the years ended December 31, 2012, 2011 and 2010:

		2012			2011			2010	
Income (loss) before income taxes	$	516.6		$	315.3		$	486.9	
Tax rate		35.0	%		35.0	%		35.0	%
Income tax expense (benefit) at federal statutory rate		180.8			110.4			170.4	
Tax effect of:									
Dividends received deduction		(18.6	)		(37.0	)		(23.3	)
Valuation allowance		—			(87.0	)		(13.7	)
IRS audit adjustment		(0.3	)		3.7			(26.8	)
Prior year tax		28.1			—			—	
State tax expense (benefit)		—			—			0.6	
Other		1.2			4.9			1.8	
Income tax expense (benefit)	$	191.2		$	(5.0)		$	109.0	

Based on its 2011 tax return as filed, the Company decreased its estimated deferred tax assets by $28.1.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Temporary Differences

The tax effects of temporary differences that give rise to Deferred tax assets and Deferred tax liabilities as of December 31, 2012 and 2011, are presented below.

	2012	2011
Deferred tax assets:		
Insurance reserves	$ 255.4	$ 269.6
Investments	87.5	89.2
Postemployment benefits	50.6	97.1
Compensation and benefits	44.4	22.9
Other assets	24.5	22.5
Total gross assets before valuation allowance	462.4	501.3
Less: Valuation allowance	11.1	11.1
Assets, net of valuation allowance	451.3	490.2
Deferred tax liabilities:		
Net unrealized investment (gains) losses	(482.4)	(357.5)
Deferred policy acquisition costs	(143.8)	(127.0)
Value of business acquired	(332.2)	(360.9)
Total gross liabilities	(958.4)	(845.4)
Net deferred income tax liability	$ (507.1)	$ (355.2)

Net unrealized capital losses are presented as a component of other comprehensive income (loss) in Shareholder's equity, net of deferred taxes.

Valuation allowances are provided when it is considered unlikely that deferred tax assets will be realized. As of December 31, 2012 and 2011, the Company had a tax valuation allowance of $62.8 that was allocated to Net income (loss) and $(51.7) that was allocated to Other comprehensive income. As of December 31, 2012 and 2011, the Company had a full valuation allowance of $11.1 related to foreign tax credits, the benefit of which is uncertain.

Tax Sharing Agreement

The Company had a payable to ING U.S., Inc. of $32.1 and $1.3 for federal income taxes as of December 31, 2012 and 2011, respectively, for federal income taxes under the intercompany tax sharing agreement.

The results of the Company's operations are included in the consolidated tax return of ING U.S., Inc. Generally, the Company's consolidated financial statements recognize the current and deferred income tax consequences that result from the Company's activities during the current and preceding periods pursuant to the provisions of Income Taxes (ASC 740) as if the Company were a separate taxpayer rather than a member of ING U.S., Inc.'s consolidated income tax return group with the exception of any net operating loss carryforwards and capital loss carryforwards, which are recorded pursuant to the tax sharing agreement. The Company's tax sharing agreement with ING U.S., Inc. states that for each taxable year prior to January 1, 2013 during which the Company is included in a consolidated federal income tax return with ING U.S., Inc., ING U.S., Inc. will pay to the Company an amount equal to the tax benefit of the Company's net operating loss carryforwards and capital loss carryforwards generated in such year, without regard to whether such net operating loss carryforwards and capital loss carryforwards are actually utilized in the reduction of the consolidated federal income tax liability for any consolidated taxable year.

Effective January 1, 2013, the Company entered into a new tax sharing agreement with ING U.S., Inc. which provides that, for 2013 and subsequent years, ING U.S., Inc. will pay the Company for the tax benefits of ordinary and capital losses only in the event that the consolidated tax group actually uses the tax benefits of losses generated.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Unrecognized Tax Benefits

Reconciliations of the change in the unrecognized income tax benefits for the years ended December 31, 2012 and 2011 are as follows:

	2012	2011
Balance at beginning of period	$ —	$ 23.0
Additions for tax positions related to prior years	—	4.5
Reductions for tax positions related to prior years	—	(4.5)
Reductions for settlements with taxing authorities	—	(23.0)
Balance at end of period	$ —	$ —

The Company had no unrecognized tax benefits as of December 31, 2012 and 2011 which would affect the Company's effective tax rate if recognized.

Interest and Penalties

The Company recognizes accrued interest and penalties related to unrecognized tax benefits in Current income taxes and Income tax expense on the Consolidated Balance Sheets and the Consolidated Statements of Operations, respectively. The Company had no accrued interest as of December 31, 2012 and 2011.

Tax Regulatory Matters

In March 2012, the Internal Revenue Service ("IRS") completed its examination of the Company's return for tax year 2010. The 2010 audit settlement did not have a material impact on the financial statements.

The Company is currently under audit by the IRS for tax years 2011 through 2012 and it is expected that the examination of tax year 2011 will be finalized within the next twelve months. The Company and the IRS have agreed to participate in the Compliance Assurance Program ("CAP") for tax years 2011, 2012 and 2013.

11.   Benefit Plans

Defined Benefit Plan

ING North America Insurance Corporation ("ING North America") sponsors the ING Americas Retirement Plan (the "Retirement Plan"), effective as of December 31, 2001. Substantially all employees of ING North America and its affiliates (excluding certain employees) are eligible to participate, including the Company's employees other than Company agents. ING North America filed a request for a determination letter on the qualified status of the Retirement Plan, but has not yet received a favorable determination letter.

Beginning January 1, 2012, the Retirement Plan implemented a cash balance pension formula instead of a final average pay ("FAP") formula, allowing all eligible employees to participate in the Retirement Plan. Participants will earn an annual credit equal to 4% of eligible pay. Interest is credited monthly based on a 30-year U.S. Treasury securities bond rate published by the Internal Revenue Service in the preceding August of each year. The accrued vested cash balance benefit is portable; participants can take it when they leave the Company's employ. For participants in the Retirement Plan as of December 31, 2011, there will be a two-year transition period from the Retirement Plan's current FAP formula to the cash balance pension formula. Due to ASC Topic 715 requirements, the accounting impact of the change in the Retirement Plan was recognized upon Board approval November 10, 2011. This change had no material impact on the Consolidated Financial Statements.

The Retirement Plan is a tax-qualified defined benefit plan, the benefits of which are guaranteed (within certain specified legal limits) by the Pension Benefit Guaranty Corporation ("PBGC"). As of January 1, 2002, each participant in the Retirement Plan earns a benefit under a FAP formula. Subsequent to December 31, 2001, ING North America is responsible for all Retirement Plan liabilities. The costs allocated to the Company for its employees' participation in the Retirement Plan were $19.1, $24.6

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

and $27.2 for the years ended December 31, 2012, 2011 and 2010, respectively and are included in Operating expenses in the Consolidated Statements of Operations.

Defined Contribution Plan

ING North America sponsors the ING Americas Savings Plan and ESOP (the "Savings Plan"). Substantially all employees of ING North America and its affiliates (excluding certain employees, including but not limited to Career Agents) are eligible to participate, including the Company's employees other than Company agents. Career Agents are certain, full-time insurance salespeople who have entered into a career agent agreement with the Company and certain other individuals who meet specified eligibility criteria. The Savings Plan is a tax-qualified defined contribution retirement plan, which includes an employee stock ownership plan ("ESOP") component. The Savings Plan was most recently amended effective January 1, 2011 to permit Roth 401(k) contributions to be made to the Plan. ING North America filed a request for a determination letter on the qualified status of the Plan and received a favorable determination letter dated May 19, 2009. Savings Plan benefits are not guaranteed by the PBGC. The Savings Plan allows eligible participants to defer into the Savings Plan a specified percentage of eligible compensation on a pre-tax basis. ING North America matches such pre-tax contributions, up to a maximum of 6.0% of eligible compensation. Matching contributions are subject to a 4-year graded vesting schedule (although certain specified participants are subject to a 5-year graded vesting schedule). All contributions made to the Savings Plan are subject to certain limits imposed by applicable law. The cost allocated to the Company for the Savings Plan were $9.7, $9.8 and $10.7, for the years ended December 31, 2012, 2011 and 2010, respectively and are included in Operating expenses in the Consolidated Statements of Operations.

Non-Qualified Retirement Plans

Effective December 31, 2001, the Company, in conjunction with ING North America, offered certain eligible employees (other than Career Agents) a Supplemental Executive Retirement Plan and an Excess Plan (collectively, the "SERPs"). Benefit accruals under Aetna Financial Services SERPs ceased, effective as of December 31, 2001 and participants begin accruing benefits under ING North America SERPs. Benefits under the SERPs are determined based on an eligible employee's years of service and average annual compensation for the highest five years during the last ten years of employment.

Effective January 1, 2012, the Supplemental Executive Retirement Plan was amended to coordinate with the amendment of the Retirement Plan from its current final average pay formula to a cash balance formula.

The Company, in conjunction with ING North America, sponsors the Pension Plan for Certain Producers of ING Life Insurance and Annuity Company (formerly the Pension Plan for Certain Producers of Aetna Life Insurance and Annuity Company) (the "Agents Non-Qualified Plan"). This plan covers certain full-time insurance salespeople who have entered into a career agent agreement with the Company and certain other individuals who meet the eligibility criteria specified in the plan ("Career Agents"). The Agents Non-Qualified Plan was frozen effective January 1, 2002. In connection with the termination, all benefit accruals ceased and all accrued benefits were frozen.

The SERPs and Agents Non-Qualified Plan, are non-qualified defined benefit pension plans, which means all the SERPs benefits are payable from the general assets of the Company and Agents Non-Qualified Plan benefits are payable from the general assets of the Company and ING North America. These non-qualified defined benefit pension plans are not guaranteed by the PBGC.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Obligations and Funded Status

The following table summarizes the benefit obligations, fair value of plan assets and funded status, for the SERPs and Agents Non-Qualified Plan, for the years ended December 31, 2012 and 2011.

	2012	2011
Change in benefit obligation:		
Benefit obligation, January 1	$ 98.7	$ 96.8
Interest cost	4.4	5.0
Benefits paid	(9.3)	(8.4)
Actuarial gain on obligation	3.4	18.4
Plan adjustments	—	(8.8)
Curtailments or settlements	—	(4.3)
Benefit obligation, December 31	$ 97.2	$ 98.7
Fair Value of Plan Assets:		
Fair value of plan assets, December 31	$ —	$ —

Amounts recognized in the Consolidated Balance Sheets consist of:

	2012	2011
Accrued benefit cost	$ (97.2)	$ (98.7)
Accumulated other comprehensive income:		
Prior service cost	(7.3)	(8.5)
Net amount recognized	$ (104.5)	$ (107.2)

Assumptions

The weighted-average assumptions used in the measurement of the December 31, 2012 and 2011 benefit obligation for the SERPs and Agents Non-Qualified Plan, were as follows:

	2012	2011
Discount rate	4.05 %	4.75 %
Rate of compensation increase	4.00 %	4.00 %

In determining the discount rate assumption, the Company utilizes current market information provided by its plan actuaries, including a discounted cash flow analysis of the Company's pension obligation and general movements in the current market environment. The discount rate modeling process involves selecting a portfolio of high quality, noncallable bonds that will match the cash flows of the Retirement Plan. Based upon all available information, it was determined that 4.05% was the appropriate discount rate as of December 31, 2012, to calculate the Company's accrued benefit liability.

The weighted-average assumptions used in calculating the net pension cost were as follows:

	2012	2011	2010
Discount rate	4.75 %	5.50 %	6.00 %
Rate of increase in compensation levels	4.00 %	4.00 %	3.00 %

Since the benefit plans of the Company are unfunded, an assumption for return on plan assets is not required.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Net Periodic Benefit Costs

Net periodic benefit costs for the SERPs and Agents Non-Qualified Plan, for the years ended December 31, 2012, 2011 and 2010, were as follows:

	2012	2011	2010
Interest cost	$ 4.4	$ 5.0	$ 5.1
Net loss (gain)	3.4	16.0	11.5
Unrecognized past service cost recognized in the year	(1.2)	—	0.1
The effect of any curtailment or settlement	—	2.2	—
Net periodic benefit cost	$ 6.6	$ 23.2	$ 16.7

Cash Flows

In 2013, the employer is expected to contribute $8.6 to the SERPs and Agents Non-Qualified Plan. Future expected benefit payments related to the SERPs and Agents Non-Qualified Plan, for the years ended December 31, 2013 through 2017 and thereafter through 2022, are estimated to be $8.6, $7.7, $6.0, $5.8, $6.0 and $30.1, respectively.

Stock Option and Share Plans

Long-term Equity Ownership Plan: Starting in 2004, ING Group began issuing options under the Long-term Equity Ownership Plan ("leo"). Under leo, participants are awarded both stock options and performance shares. Leo options are nonqualified options on ING Group shares in the form of American Depository Receipts ("ADRs"). The leo options give the recipient the right to purchase an ING Group share in the form of ADRs at a price equal to the fair market value of one ING Group share on the date of grant. The options have a ten-year term and vest three years from the grant date subject to the participant meeting the three-year service vesting condition. Upon vesting, participants generally have up to seven years in which to exercise their vested options. A shorter exercise period applies in the event of termination due to redundancy, business divestiture, voluntary termination, or termination for cause.

Leo performance shares are a contingent grant of ING Group stock and generally vest three years from the grant date, and can range from 0-200% of target based on ING's Total Shareholder Return ("TSR") relative to a peer group of global financial services companies as determined at the end of the vesting period. To vest, a participant must be actively employed on the vesting date, although immediate vesting will occur in the event of the participant's death, disability or retirement. If a participant is terminated due to redundancy or business divestiture, vesting will occur but in only a portion of the award. Unvested shares are generally subject to forfeiture when an employee voluntarily terminates employment or is terminated for cause (as defined in the leo plan document).

Long-term Sustainable Performance Plan performance shares ("LSPP") were granted on March 30, 2011 and 2012 with a three year graded vesting schedule. Participants were awarded a conditional right to receive a number of ING Group shares in the form of ADR's in the future. Awards under the LSPP vest, and shares are delivered 1/3 each of the first, second and third anniversary of the award date, provided the participants are still employed by ING. The LSPP performance shares are subject to a performance measure. The number of ADR's that would be ultimately granted at the end of each performance period is dependent upon a measure of the Company's performance over that period.

At the end of the specified performance period, the extent to which ING's performance targets have been met will determine the actual number of leo and LSPP performance shares that the participants will receive on the vesting date.

The Company was allocated from ING compensation expense for the leo options, leo performance shares and LSPP of $5.0, $5.1 and $3.4 for the years ended December 31, 2012, 2011 and 2010, respectively.

The Company recognized tax benefits of $1.5, $0.8 and $0.7 in 2012, 2011 and 2010, respectively.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

In addition, the Company, in conjunction with ING North America, sponsors the following benefit plans:

- The ING 401(k) Plan for ILIAC Agents, which allows participants to defer a specified percentage of eligible compensation on a pre-tax basis. Effective January 1, 2006, the Company match equals 60% of a participant's pre-tax deferral contribution, with a maximum of 6% of the participant's eligible pay. A request for a determination letter on the qualified status of the ING 401(k) Plan for ILIAC Agents was filed with the IRS on January 1, 2008. A favorable determination letter was received dated January 5, 2011.
- The Producers' Incentive Savings Plan, which allows participants to defer up to a specified portion of their eligible compensation on a pre-tax basis. The Company matches such pre-tax contributions at specified amounts.
- The Producers' Deferred Compensation Plan, which allows participants to defer up to a specified portion of their eligible compensation on a pre-tax basis.
- Certain health care and life insurance benefits for retired employees and their eligible dependents. The post retirement health care plan is contributory, with retiree contribution levels adjusted annually and the Company subsidizes a portion of the monthly per-participant premium. Beginning August 1, 2009, the Company moved from self-insuring these costs and began to use a private-fee-for-service Medicare Advantage program for post-Medicare eligible retired participants. In addition, effective October 1, 2009, the Company no longer subsidizes medical premium costs for early retirees. This change does not impact any participant currently retired and receiving coverage under the plan or any employee who is eligible for coverage under the plan and whose employment ended before October 1, 2009. The Company continues to offer access to medical coverage until retirees become eligible for Medicare. The life insurance plan provides a flat amount of noncontributory coverage and optional contributory coverage.
- The ING Americas Supplemental Executive Retirement Plan, which is a non-qualified defined benefit restoration pension plan.
- The ING Americas Deferred Compensation Savings Plan, which is a deferred compensation plan that includes a 401(k) excess component.

The benefit charges allocated to the Company related to these plans for the years ended December 31, 2012, 2011 and 2010, were $11.9, $9.9 and $11.9, respectively.

12. Financing Agreements

Windsor Property Loan

On June 16, 2007, the State of Connecticut acting by the Department of Economic and Community Development ("DECD") loaned ILIAC $9.9 (the "DECD Loan") in connection with the development of the corporate office facility located at One Orange Way, Windsor, Connecticut that serves as the principal executive offices of the Company (the "Windsor Property"). The loan has a term of twenty years and bears an annual interest rate of 1.00%. As long as no defaults have occurred under the loan, no payments of principal or interest are due for the initial ten years of the loan. For the second ten years of the DECD Loan term, ILIAC is obligated to make monthly payments of principal and interest.

The DECD Loan provided for loan forgiveness during the first five years of the term at varying amounts up to $5.0 if ILIAC and its affiliates met certain employment thresholds at the Windsor Property during that period. On December 1, 2008, the DECD determined that the Company had met the employment thresholds for loan forgiveness and, accordingly, forgave $5.0 of the DECD Loan to ILIAC in accordance with the terms of the DECD Loan. The DECD Loan provides additional loan forgiveness at varying amounts up to $4.9 if ILIAC and its ING affiliates meet certain employment thresholds at the Windsor Property during years five through ten of the loan. ILIAC's obligations under the DECD Loan are secured by an unlimited recourse guaranty from its affiliate, ING North America Insurance Corporation. In November 2012, ILIAC provided a letter of credit to the DECD in the amount of $10.6 security for its repayment obligations with respect to the loan.

At both December 31, 2012 and 2011, the amount of the loan outstanding was $4.9, which was reflected in Long-term debt on the Consolidated Balance Sheets.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

13.   Commitments and Contingencies

Leases

All of the Company's expenses for leased and subleased office properties are paid for by an affiliate and allocated back to the Company, as all remaining operating leases were executed by ING North America Insurance Corporation as of December 31, 2008, which resulted in the Company no longer being party to any operating leases. For the years ended December 31, 2012, 2011 and 2010, rent expense for leases was $4.9, $5.0 and $4.0, respectively.

Commitments

Through the normal course of investment operations, the Company commits to either purchase or sell securities, commercial mortgage loans, or money market instruments, at a specified future date and at a specified price or yield. The inability of counterparties to honor these commitments may result in either a higher or lower replacement cost. Also, there is likely to be a change in the value of the securities underlying the commitments.

As of December 31, 2012 and 2011, the Company had off-balance sheet commitments to purchase investments equal to their fair value of $314.9 and $536.4, respectively.

Collateral

Under the terms of the Company's Over-The-Counter Derivative International Swaps and Derivatives Association, Inc. Agreements ("ISDA Agreements"), the Company may receive from, or deliver to, counterparties, collateral to assure that all terms of the ISDA Agreements will be met with regard to the CSA. The terms of the CSA call for the Company to pay interest on any cash received equal to the Federal Funds rate. As of December 31, 2012 and 2011, the Company held $167.0 and $110.0 of net cash collateral, respectively, related to derivative contracts, which was included in Payables under securities loan agreement, including collateral held, on the Consolidated Balance Sheets. In addition, as of December 31, 2012 and 2011, the Company delivered collateral of $39.5 and $77.9, respectively, in fixed maturities pledged under derivatives contracts, which was included in Securities pledged on the Consolidated Balance Sheets.

Restricted Assets

The Company is required to maintain assets on deposit with various regulatory authorities to support its insurance operations. The Company may also post collateral in connection with certain securities lending, repurchase agreements, funding agreement, LOC and derivative transactions as described further in this note. The components of the fair value of the restricted assets were as follows as of December 31, 2012 and 2011:

	2012		2011	
Other fixed maturities-state deposits	$	13.4	$	13.6
Securities pledged[1]		219.7		593.7
Total restricted assets	$	233.1	$	607.3

[1] Includes the fair value of loaned securities of $180.2 and $515.8 as of December 31, 2012 and 2011, respectively, which is included in Securities pledged on the Consolidated Balance Sheets.

Litigation and Regulatory Matters

The Company is a defendant in a number of litigation matters arising from the conduct of its business, both in the ordinary course and otherwise. In some of these matters, claimants seek to recover very large or indeterminate amounts, including compensatory, punitive, treble and exemplary damages. Modern pleading practice in the U.S. permits considerable variation in the assertion of monetary damages and other relief. Claimants are not always required to specify the monetary damages they seek or they may be required only to state an amount sufficient to meet a court's jurisdictional requirements. Moreover, some jurisdictions allow claimants to allege monetary damages that far exceed any reasonable possible verdict. The variability in pleading requirement and past experience demonstrates that the monetary and other relief that may be requested in a lawsuit or claim oftentimes bears little relevance to the merits or potential value of a claim. Litigation against the Company includes a variety of claims including negligence, breach of contract, fraud, violation of regulation or statute, breach of fiduciary duty,

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

negligent misrepresentation, failure to supervise, elder abuse and other torts. Due to the uncertainties of litigation, the outcome of a litigation matter and the amount or range of potential loss is difficult to forecast and a determination of potential losses requires significant management judgment.

As with other financial services companies, the Company periodically receives informal and formal requests for information from various state and federal governmental agencies and self-regulatory organizations in connection with inquiries and investigations of the products and practices of the Company or the financial services industry. It is the practice of the Company to cooperate fully in these matters. Regulatory investigations, exams, inquiries and audits could result in regulatory action against the Company. The potential outcome of such action is difficult to predict but could subject the Company to adverse consequences, including, but not limited to, settlement payments, additional payments to beneficiaries, additional escheatment of funds deemed abandoned under state laws and disgorgement of retained gains. They may also result in fines and penalties and changes to the Company's procedures for the identification and escheatment of abandoned property or the correction of processing errors and other financial liability.

It is not possible to predict the ultimate outcome or to provide reasonably possible losses or ranges of losses for all pending regulatory matters and litigation. While it is possible that an adverse outcome in certain cases could have a material adverse effect upon the Company's financial position, based on information currently known, management believes that the outcome of pending litigation and regulatory matters is not likely to have such an effect. However, given the large and indeterminate amounts sought and the inherent unpredictability of such matters, it is possible that an adverse outcome in certain of the Company's litigation or regulatory matters could, from time to time, have a material adverse effect upon the Company's results of operations or cash flows in a particular quarterly or annual period.

For some matters, the Company is able to estimate a possible range of loss. For such matters in which a loss is probable, an accrual has been made. For matters where the Company, however, believes a loss is reasonably possible, but not probable, no accrual is required to be made. Accordingly, the Company's estimate reflects both types of matters. For matters for which an accrual has been made, but there remains a reasonably possible range of loss in excess of the amounts accrued, the estimate reflects the reasonably possible range of loss in excess of the accrued amounts. For other matters included within this estimation, for which a reasonably possible but not probable range of loss exists, the estimate reflects the reasonably possible and unaccrued loss or range of loss. As of December 31, 2012, the Company estimates the aggregate range of reasonably possible losses, in excess of any amounts accrued for these matters as of such date, to be up to approximately $30.0.

For other matters, the Company is currently not able to estimate the reasonably possible loss or range of loss. It is often unable to estimate the possible loss or range of loss until developments in such matters have provided sufficient information to support an assessment of the range of possible loss, such as quantification of a damage demand from plaintiffs, discovery from plaintiffs and other parties, investigation of factual allegations, rulings by a court on motions or appeals, analysis by experts and the progress of settlement discussions. On a quarterly and annual basis, the Company reviews relevant information with respect to litigation and regulatory contingencies and updates the Company's accruals, disclosures and reasonably possible losses or ranges of loss based on such reviews.

Litigation against the Company includes a case styled Healthcare Strategies, Inc., Plan Administrator of the Healthcare Strategies Inc. 401(k) Plan v. ING Life Insurance and Annuity Company (U.S.D.C. D. CT, filed February 22, 2011), which has been filed by the administrator of a 401(k) ERISA Plan who claims that the Company has entered into revenue sharing agreements with mutual funds and others in violation of the prohibited transaction rules of the Employee Retirement Income Act ("ERISA"). Among other things, Claimant seeks declaratory relief and the disgorgement of all revenue sharing payments and profits earned in connection with such payments, as well as attorney's fees. On January 26, 2012, Plaintiff filed a motion requesting to be allowed to represent a class of similarly situated ERISA Plans, which the court granted on September 26, 2012. The Company denies Claimant's allegations and is vigorously defending this litigation.

The regulatory examination of the Company's policy for addressing and correcting an error that is made when processing the trade instructions of an ERISA plan or one of its participants has been resolved. Under that policy, the Company absorbs any loss and retains any gain that results from such an error correction. The resolution will not have a material impact on the Company's results of operations or financial position.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

---

14. Related Party Transactions

Operating Agreements

ILIAC has certain agreements whereby it generates revenues and expenses with affiliated entities, as follows:

- Investment Advisory agreement with ING Investment Management LLC ("IIM"), an affiliate, in which IIM provides asset management, administrative and accounting services for ILIAC's general account. ILIAC incurs a fee, which is paid quarterly, based on the value of the assets under management. For the years ended December 31, 2012, 2011 and 2010, expenses were incurred in the amounts of $27.0, $22.8 and $23.7, respectively.
- Services agreement with ING North America for administrative, management, financial and information technology services, dated January 1, 2001 and amended effective January 1, 2002. For the years ended December 31, 2012, 2011 and 2010, expenses were incurred in the amounts of $183.5, $180.6 and $209.7, respectively.
- Services agreement between ILIAC and its U.S. insurance company affiliates for administrative, management, financial and information technology services, dated January 1, 2001 and amended effective January 1, 2002 and December 31, 2007. For the years ended December 31, 2012, 2011 and 2010, net expenses related to the agreement were incurred in the amount of $30.8, $29.8 and $53.3, respectively.
- Service agreement with ING Institutional Plan Services, LLC ("IIPS") effective November 30, 2008 pursuant to which IIPS provides recordkeeper services to certain benefit plan clients of ILIAC. For the years ended December 31, 2012, 2011 and 2010, ILIAC's net earnings related to the agreement were in the amount of $7.1, $8.4 and $2.2, respectively.
- Intercompany agreement with IIM pursuant to which IIM agreed, effective January 1, 2010, to pay the Company, on a monthly basis, a portion of the revenues IIM earns as investment adviser to certain U.S. registered investment companies that are investment options under certain of the Company's variable insurance products. For the years ended December 31, 2012, 2011 and 2010, revenue under the IIM intercompany agreement was $26.2, $24.7 and $24.1, respectively.

Management and service contracts and all cost sharing arrangements with other affiliated companies are allocated in accordance with the Company's expense and cost allocation methods. Revenues and expenses recorded as a result of transactions and agreements with affiliates may not be the same as those incurred if the Company was not a wholly owned subsidiary of its Parent.

DSL has certain agreements whereby it generates revenues and expenses with affiliated entities, as follows:

- Underwriting and distribution agreements with ING USA Annuity and Life Insurance Company ("ING USA") and ReliaStar Life Insurance Company of New York ("RLNY"), affiliated companies as well as ILIAC, whereby DSL serves as the principal underwriter for variable insurance products and provides wholesale distribution services for mutual fund custodial products. In addition, DSL is authorized to enter into agreements with broker-dealers to distribute the variable insurance products and appoint representatives of the broker-dealers as agents. For the years ended December 31, 2012, 2011 and 2010, commissions were collected in the amount of $225.5, $218.3 and $220.0, respectively. Such commissions are, in turn, paid to broker-dealers.
- Intercompany agreements with each of ING USA, ILIAC, IIPS, ReliaStar Life Insurance Company and Security Life of Denver Insurance Company (individually, the "Contracting Party") pursuant to which DSL agreed, effective January 1, 2010, to pay the Contracting Party, on a monthly basis, a portion of the revenues DSL earns as investment adviser to certain U.S. registered investment companies that are either investment option under certain variable insurance products of the Contracting Party or are purchased for certain customers of the Contacting Party. For the years ended December 31, 2012, 2011 and 2010, expenses were incurred under these intercompany agreements in the aggregate amount of $212.3, $207.9 and $204.5, respectively.
- Service agreement with RLNY whereby DSL receives managerial and supervisory services and incurs a fee. For the years ended December 31, 2012, 2011 and 2010, expenses were incurred under this service agreement in the amount of $3.2, $3.2 and $3.3, respectively.
- Administrative and advisory services agreements with ING Investment LLC and IIM, affiliated companies, in which DSL receives certain services for a fee. The fee for these services is calculated as a percentage of average assets of ING Investors Trust. For the years ended December 31, 2012, 2011 and 2010, expenses were incurred in the amounts of $27.0, $23.3 and $19.8, respectively.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Reinsurance Agreement

Effective, December 31, 2012, the Company entered into an automatic reinsurance agreement with its affiliate, Security Life of Denver International Limited ("SLDI") to manage the reserve and capital requirements in connection with a portion of its deferred annuities business. Under the terms of the agreement, the Company will reinsure to SLDI, on an indemnity reinsurance basis, a quota share of its liabilities on the certain contracts. The quota share percentage with respect to the contracts that are delivered or issued for delivery in the State of New York will be 90% and the quota share percentage with respect to the contracts that are delivered or issued for delivery outside of the State of New York will be 100%. This agreement is accounted for under the deposit method of accounting and had an immaterial impact to the Consolidated Balance Sheets.

Investment Advisory and Other Fees

Effective January 1, 2007, ILIAC's investment advisory agreement to serve as investment advisor to certain variable funds offered in Company products (collectively, the "Company Funds"), was assigned to DSL. ILIAC is also compensated by the separate accounts for bearing mortality and expense risks pertaining to variable life and annuity contracts. Under the insurance and annuity contracts, the separate accounts pay ILIAC daily fees that, on an annual basis are, depending on the product, up to 3.4% of their average daily net assets. The total amount of compensation and fees received by the Company from the Company Funds and separate accounts totaled $135.0, $103.2 and $246.1 (excludes fees paid to ING Investment Management Co.) in 2012, 2011 and 2010, respectively.

DSL has been retained by ING Investors Trust ("IIT"), an affiliate, pursuant to a management agreement to provide advisory, management, administrative and other services to IIT. Under the management agreement, DSL provides or arranges for the provision of all services necessary for the ordinary operations of IIT. DSL earns a monthly fee based on a percentage of average daily net assets of IIT. DSL has entered into an administrative services subcontract with ING Fund Services, LLC, an affiliate, pursuant to which ING Fund Services, LLC, provides certain management, administrative and other services to IIT and is compensated a portion of the fees received by DSL under the management agreement. In addition to being the investment advisor of the Trust, DSL is the investment advisor of ING Partners, Inc. (the "Fund"), an affiliate. DSL and the Fund have an investment advisory agreement, whereby DSL has overall responsibility to provide portfolio management services for the Fund. The Fund pays DSL a monthly fee which is based on a percentage of average daily net assets. For the years ended December 31, 2012, 2011 and 2010, revenue received by DSL under these agreements (exclusive of fees paid to affiliates) was $370.6, $323.2 and $314.3, respectively. At December 31, 2012 and 2011, DSL had $25.6 and $22.9, respectively, receivable from IIT under the management agreement.

Financing Agreements

Reciprocal Loan Agreement

The Company maintains a reciprocal loan agreement with ING U.S., Inc., an affiliate, to facilitate the handling of unanticipated short-term cash requirements that arise in the ordinary course of business. Under this agreement, which became effective in June 2001 and based upon its renewal on April 1, 2011 expires on April 1, 2016, either party can borrow from the other up to 3% of the Company's statutory admitted assets as of the preceding December 31. Interest on any Company borrowing is charged at the rate of ING U.S., Inc.'s cost of funds for the interest period, plus 0.15%. Interest on any ING U.S., Inc. borrowing is charged at a rate based on the prevailing interest rate of U.S. commercial paper available for purchase with a similar duration.

Under this agreement, the Company incurred an immaterial amount of interest expense for the years ended December 31, 2012, 2011 and 2010. The Company earned interest income of $0.5, $1.3 and $0.9 for the years ended December 31, 2012, 2011 and 2010, respectively. Interest expense and income are included in Interest expense and Net investment income, respectively, on the Consolidated Statements of Operations. As of December 31, 2012, the Company did not have any outstanding receivable. As of December 31, 2011, the Company had an outstanding receivable of $648.0 from ING U.S., Inc. under the reciprocal loan agreement.

During the second quarter of 2012, ING U.S., Inc. repaid the then outstanding receivable due under the reciprocal loan agreement from the proceeds of its $5.0 billion Senior Unsecured Credit Facility which was entered into on April 20, 2012. The Company and ING U.S., Inc. continue to maintain the reciprocal loan agreement, and future borrowings by either party will be subject to the reciprocal loan terms summarized above.

ING Life Insurance and Annuity Company and Subsidiaries
(A wholly owned subsidiary of Lion Connecticut Holdings Inc.)
Notes to the Consolidated Financial Statements
(Dollar amounts in millions, unless otherwise stated)

Note with Affiliate

On December 29, 2004, ING USA issued a surplus note in the principal amount of $175.0 (the "Note") scheduled to mature on December 29, 2034, to ILIAC. The Note bears interest at a rate of 6.26% per year. Interest is scheduled to be paid semi-annually in arrears on June 29 and December 29 of each year, commencing on June 29, 2005. Interest income was $11.1 for each of the years ended December 31, 2012, 2011 and 2010.

Alt-A Back-Up Facility

On January 26, 2009, ING, for itself and on behalf of certain subsidiaries, including the Company, reached an agreement with the Dutch State on an Illiquid Asset Back Up Facility (the "Alt-A Back-up Facility") regarding Alt-A RMBS owned by certain subsidiaries of ING U.S., Inc., including the Company. Pursuant to this transaction, the Company transferred all risks and rewards on 80% of a $1.1 billion par Alt-A RMBS portfolio to ING Support Holding B.V. ("ING Support Holding"), a wholly owned subsidiary of ING Group by means of the granting of a participation interest to ING Support Holding. ING and ING Support Holding entered into a back-to-back arrangement with the Dutch State on this 80%. As a result of this first transaction, the Company retained 20% of the exposure for any results on the $1.1 billion Alt-A RMBS portfolio.

The purchase price for the participation payable by the Dutch State was set at 90% of the par value of the 80% interest in the securities as of that date. This purchase price was payable in installments, was recognized as a loan granted to the Dutch State with a value of $794.4, and was recorded as Loan-Dutch State Obligation on the Consolidated Balance Sheets (the "Dutch State Obligation"). Under the transaction, other fees were payable by both the Company and the Dutch State. The Company incurred net fees of $1.4, $1.9 and $2.3 in the years ended December 31, 2012, 2011 and 2010, respectively.

The Company executed a second transaction effective January 26, 2009, in which an additional $5.0 par Alt-A RMBS portfolio owned by the Company were sold to ING Direct Bancorp. ING Direct Bancorp paid cash in the amount of $3.6 for 80% of the Company's additional $5.0 par Alt-A RMBS and included those purchased securities as part of its Alt-A RMBS portfolio sale to the Dutch State. ING Direct Bancorp paid cash in the amount of $0.6 and retained the remaining 20% of this Alt-A RMBS portfolio.

On November 13, 2012, ING, all participating ING U.S., Inc. subsidiaries, including the Company, ING Support Holding and ING Bank N.V. ("ING Bank") entered into restructuring arrangements with the Dutch State, which closed the following day (the "Termination Agreement"). Pursuant to the restructuring transaction, the Company sold the Dutch State Obligation to ING Support Holding at fair value and transferred legal title to 80% of the securities subject to the Alt-A Back-up Facility to ING Bank. The restructuring resulted in an immaterial pre-tax loss. Following the restructuring transaction, the Company continues to own 20% of the Alt-A RMBS from the first transaction. The Company has the right to sell these securities, subject to a right of first refusal granted to ING Bank.

Transfer of Registered Representatives

On January 1, 2011, IFA transferred a group of registered representatives and their related customer accounts to its broker-dealer affiliate, ING Financial Partners, Inc. and received $5.0 as consideration for the transfer. Effective January 1, 2011, IFA operates exclusively as a wholesale broker-dealer.

VARIABLE ANNUITY ACCOUNT B
PART C - OTHER INFORMATION

Item 24.   Financial Statements and Exhibits
  (a)   Financial Statements:
     (1)   Included in Part A:
          Condensed Financial Information
     (2)   Included in Part B:
          Financial Statements of Variable Annuity Account B:
- Report of Independent Registered Public Accounting Firm
- Statements of Assets and Liabilities as of December 31, 2012
- Statements of Operations for the year ended December 31, 2012
- Statements of Changes in Net Assets for the years ended December 31, 2012 and 2011
- Notes to Financial Statements

Consolidated Financial Statements of ING Life Insurance and Annuity Company:
- Report of Independent Registered Public Accounting Firm
- Consolidated Balance Sheets as of December 31, 2012 and 2011
- Consolidated Statements of Operations for the years ended December 31, 2012, 2011, and 2010
- Consolidated Statements of Comprehensive Income for the years ended December 31, 2012, 2011, and 2010
- Consolidated Statements of Changes in Shareholder's Equity for the years ended December 31, 2012, 2011, and 2010
- Consolidated Statements of Cash Flows for the years ended December 31, 2012, 2011, and 2010
- Notes to Consolidated Financial Statements

  (b)   Exhibits
     (1)   Resolution of the Board of Directors of Aetna Life Insurance and Annuity Company establishing Variable Annuity Account B • Incorporated by reference to Post-Effective Amendment No. 6 to Registration Statement on Form N-4 (File No. 033-75986), as filed on April 22, 1996.
     (2)   Not applicable
     (3.1)   Standard Form of Broker-Dealer Agreement • Incorporated by reference to Post-Effective Amendment No. 32 to Registration Statement on Form N-4 (File No. 033-81216) as filed on April 11, 2006.
     (3.2)   Underwriting Agreement dated November 17, 2006 between ING Life Insurance and Annuity Company and ING Financial Advisers, LLC • Incorporated by reference to Post-Effective Amendment No. 34 to Registration Statement on Form N-4 (File No. 033-75996), as filed on December 20, 2006.

(3.3)	Intercompany Agreement dated December 22, 2010 (effective January 1, 2010) between Directed Services LLC and ING Life Insurance and Annuity Company • Incorporated by reference to Post-Effective Amendment No. 1 to Registration Statement on Form N-4 (File No. 333-167680), as filed on February 11, 2011.
(3.4)	Intercompany Agreement dated December 22, 2010 (effective January 1, 2010) between ING Investment Management LLC and ING Life Insurance and Annuity Company • Incorporated by reference to Post-Effective Amendment No. 1 to Registration Statement on Form N-4 (File No. 333-167680), as filed on February 11, 2011.
(4.1)	Variable Annuity Contract (G-CDA-HF) • Incorporated by reference to Post-Effective Amendment No. 14 to Registration Statement on Form N-4 (File No. 033-75964), as filed on July 29, 1997.
(4.2)	Variable Annuity Contract (IA-CDA-IA) • Incorporated by reference to Post-Effective Amendment No. 14 to Registration Statement on Form N-4 (File No. 033-75964), as filed on July 29, 1997.
(4.3)	Variable Annuity Contract (G-CDA-HD) • Incorporated by reference to Post-Effective Amendment No. 6 to Registration Statement on Form N-4 (File No. 033-75982), as filed on April 22, 1996.
(4.4)	Variable Annuity Contracts (GID-CDA-HO), (GLID-CDA-HO) and (GSD-CDA-HO) • Incorporated by reference to Post-Effective Amendment No. 12 to Registration Statement on Form N-4 (File No. 033-75982), as filed on February 20, 1997.
(4.5)	Variable Annuity Contract Certificate (GDCC-HO) to Contracts GID-CDA-HO, GLID-CDA-HO and GSD-CDA-HO • Incorporated by reference to Post-Effective Amendment No. 21 to Registration Statement on Form N-4 (File No. 033-75996), as filed on February 16, 2000.
(4.6)	Variable Annuity Contract Certificate GTCC-HF • Incorporated by reference to Post-Effective Amendment No. 6 to Registration Statement on Form N-4 (File No. 033-75980), as filed on February 12, 1997.
(4.7)	Variable Annuity Contract Certificate GTCC-HD • Incorporated by reference to Post-Effective Amendment No. 12 to Registration Statement on Form N-4 (File No. 333-01107), as filed on February 4, 1999.
(4.8)	Variable Annuity Contract (I-CDA-HD) • Incorporated by reference to Post-Effective Amendment No. 12 to Registration Statement on Form N-4 (File No. 033-75964), as filed on February 11, 1997.
(4.9)	Variable Annuity Contract (ISE-CDA-HO) • Incorporated by reference to Post-Effective Amendment No. 21 to Registration Statement on Form N-4 (File No. 033-75996), as filed on February 16, 2000.
(4.10)	Endorsement EGATHDF-00 to Contracts G-CDA-HD and G-CDA-HF • Incorporated by reference to Post-Effective Amendment No. 22 to Registration Statement on Form N-4 (File No. 033-75996), as filed on April 11, 2000.

(4.11) Endorsement EGATHO-00 to Contracts GLID-CDA-HO and GID-CDA-HO • Incorporated by reference to Post-Effective Amendment No. 22 to Registration Statement on Form N-4 (File No. 033-75996), as filed on April 11, 2000.

(4.12) Endorsement EGAT-GSDHO-00 to Contract GST-CDA-HO • Incorporated by reference to Post-Effective Amendment No. 22 to Registration Statement on Form N-4 (File No. 033-75996), as filed on April 11, 2000.

(4.13) Endorsement (EGET-IC(R)) to Contracts G-CDA-HF and G-CDA-HD • Incorporated by reference to Post-Effective Amendment No. 5 to Registration Statement on Form N-4 (File No. 033-75986), as filed on April 12, 1996.

(4.14) Endorsements (EIGET-IC(R)) and (EIGF-IC) to Contracts IA-CDA-IA and I-CDA-HD • Incorporated by reference to Post-Effective Amendment No. 8 to Registration Statement on Form N-4 (File No. 033-75964), as filed on August 30, 1996.

(4.15) Endorsement (EFUND97) to Contracts GID-CDA-HO, GLID-CDA-HO, GSD-CDA-HO and ISE-CDA-HO • Incorporated by reference to Post-Effective Amendment No. 14 to Registration Statement on Form N-4 (File No. 033-75964), as filed on July 29, 1997.

(4.16) Endorsement (E98-G-CDA-HF/HD) to Contracts G-CDA-HF and G-CDA-HD • Incorporated by reference to Post-Effective Amendment No. 15 to Registration Statement on Form N-4 (File No. 033-75982), as filed on April 13, 1998.

(4.17) Endorsement (E98-CDA-HO) to Contracts GLID-CDA-HO, GID-CDA-HO and GSD-CDA-HO • Incorporated by reference to Post-Effective Amendment No. 8 to Registration Statement on Form N-4 (File No. 033-75986), as filed on August 30, 1996.

(4.18) Endorsement (EGETE-IC(R)) to Contracts GLID-CDA-HO, GID-CDA-HO and GSD-CDA-HO • Incorporated by reference to Post-Effective Amendment No. 8 to Registration Statement on Form N-4 (File No. 033-75986), as filed on August 30, 1996.

(4.19) Endorsement (EGET(99)) to Contracts G-CDA-HF, IA-CDA-IA, G-CDA-HD, GID-CDA-HO, GLID-CDA-HO, GSD-CDA-HO, I-CDA-HD, and ISE-CDA-HO • Incorporated by reference to Post-Effective Amendment No. 17 to Registration Statement on Form N-4 (File No. 333-01107), as filed on April 7, 1999.

(4.20) Endorsement EGLID-ME/AC-99 to Contract GLID-CDA-HO • Incorporated by reference to Post-Effective Amendment No. 22 to Registration Statement on Form N-4 (File No. 033-75996), as filed on April 11, 2000.

(4.21) Endorsement EEGTRRA-HEG(01) to Contracts G-CDA-HF, IA-CDA-IA, G-CDA-HD, GID-CDA-HO, GLID-CDA-HO, GSD-CDA-HO, I-CDA-HD, ISE-CDA-HO and Certificate GDCC-HO • Incorporated by reference to Post-Effective Amendment No. 22 to Registration Statement on Form N-4 (File No. 033-81216), as filed on February 15, 2002.

(4.22)   Endorsement E-LOANA(01/01) to Contracts G-CDA-HF, G-CDA-HD, I-CDA-HD and I-CDA-IA and Certificates GTCC-HF and GTCC-HD • Incorporated by reference to Post-Effective Amendment No. 30 to Registration Statement on Form N-4 (File No. 333-01107), as filed on April 10, 2002.

(4.23)   Endorsements ENMCHG (05/02) and ENMCHGI (05/02) for name change • Incorporated by reference to Post-Effective Amendment No. 30 to Registration Statement on Form N-4 (File No. 033-75962), as filed on April 8, 2002.

(4.24)   Endorsement EMFWV-05 to Contracts GLIT-CDA-HO, GIT-CDA-HO, GTCC-HO, G-CDA-HD, GTCC-HD, G-CDA-HF and GTCC-HF • Incorporated by reference to Post-Effective Amendment No. 33 to Registration Statement on Form N-4 (File No. 033-75996), as filed on April 14, 2006.

(4.25)   Endorsement ENYCLLHD(4/04) to Contract G-CDA-HD(XC) and Certificate GTCC-HD(XC) HF • Incorporated by reference to Post-Effective Amendment No. 33 to Registration Statement on Form N-4 (File No. 033-75996), as filed on April 14, 2006.

(4.26)   Endorsement ENYCLLGIT/GLIT(4/04) to Contracts GIT-CDA-HO, GLIT-CDA-HO, GTCC-HO, GTCC-HO(X) and GTCC-HD(XC) HF • Incorporated by reference to Post-Effective Amendment No. 33 to Registration Statement on Form N-4 (File No. 033-75996), as filed on April 14, 2006.

(5.1)   Variable Annuity Contract Application (300-GTD-IA) • Incorporated by reference to Post-Effective Amendment No. 14 to Registration Statement on Form N-4 (File No. 033-75986), as filed on August 19, 1997.

(5.2)   Variable Annuity Contract Application (710.00.141) • Incorporated by reference to Post-Effective Amendment No. 13 to Registration Statement on Form N-4 (File No. 033-75996), as filed on August 21, 1997.

(6.1)   Restated Certificate of Incorporation (amended and restated as of October 1, 2007) of ING Life Insurance and Annuity Company • Incorporated by reference to ING Life Insurance and Annuity Company annual report on Form 10-K (File No. 033-23376), as filed on March 31, 2008.

(6.2)   Amended and Restated By-Laws of ING Life Insurance and Annuity Company, effective October 1, 2007 • Incorporated by reference to ING Life Insurance and Annuity Company annual report on Form 10-K (File No. 033-23376), as filed on March 31, 2008.

(7)   Not applicable

(8.1)   Fund Participation Agreement dated as of April 30, 2003 among Golden American Life Insurance Company, ReliaStar Life Insurance Company, ReliaStar Life Insurance Company of New York, Security Life of Denver Insurance Company, Southland Life Insurance Company, ING Life Insurance and Annuity Company, ING Insurance Company of America, American Funds Insurance Series and Capital Research and Management Company • Incorporated by reference to Pre-Effective Amendment No. 1 to Registration Statement on Form N-6 (File No. 333-105319), as filed on July 17, 2003.

(8.2) Business Agreement dated April 30, 2003 by and among Golden American Life Insurance Company, ReliaStar Life Insurance Company, ReliaStar Life Insurance Company of New York, Security Life of Denver Insurance Company, Southland Life Insurance Company, ING Life Insurance and Annuity Company, ING Insurance Company of America, ING American Equities, Inc., Directed Services, Inc., American Funds Distributors, Inc. and Capital Research and Management Company • Incorporated by reference to Pre-Effective Amendment No. 1 to Registration Statement on Form N-6 (File No. 333-105319), as filed on July 17, 2003.

(8.3) Amendment No. 1 entered into as of January 1, 2008 to the Business Agreement dated April 30, 2003 by and among ING USA Annuity and Life Insurance Company (formerly known as Golden American Life Insurance Company), ReliaStar Life Insurance Company, ReliaStar Life Insurance Company of New York, Security Life of Denver Insurance Company, Southland Life Insurance Company, ING Life Insurance and Annuity Company, ING Insurance Company of America, ING American Equities, Inc., Directed Services, Inc., American Funds Distributors, Inc. and Capital Research and Management Company • Incorporated by reference to Pre-Effective Amendment No. 1 to Registration Statement on Form N-6 (File No. 333-153338), as filed on November 14, 2008.

(8.4) Rule 22c-2 Agreement dated and effective as of April 16, 2007 and operational on October 16, 2007 between American Funds Service Company, ING Life Insurance and Annuity Company, ING National Trust, ING USA Annuity and Life Insurance Company, ReliaStar Life Insurance Company, ReliaStar Life Insurance Company of New York, Security Life of Denver Insurance Company and Systematized Benefits Administrators Inc. • Incorporated by reference to Post-Effective Amendment No. 50 to Registration Statement on Form N-4 (File No. 033-75962), as filed on June 15, 2007.

(8.5) Fund Participation Agreement dated December 1, 1997 among Calvert Responsibly Invested Balanced Portfolio, Calvert Asset Management Company, Inc. and Aetna Life Insurance and Annuity Company • Incorporated by reference to Post-Effective Amendment No. 8 to Registration Statement on Form N-4 (File No. 333-01107), as filed on February 19, 1998.

(8.6) Service Agreement dated December 1, 1997 between Calvert Asset Management Company, Inc. and Aetna Life Insurance and Annuity Company • Incorporated by reference to Post-Effective Amendment No. 8 to Registration Statement on Form N-4 (File No. 333-01107), as filed on February 19, 1998.

(8.7) Rule 22c-2 Agreement dated no later than April 16, 2007 and is effective as of October 16, 2007 between Calvert Distributors, Inc., ING Life Insurance and Annuity Company, ING National Trust, ING USA Annuity and Life Insurance Company, ReliaStar Life Insurance Company, ReliaStar Life Insurance Company of New York, Security Life of Denver Insurance Company and Systematized Benefits Administrators Inc. • Incorporated by reference to Post-Effective Amendment No. 50 to Registration Statement on Form N-4 (File No. 033-75962), as filed on June 15, 2007.

(8.8)   Fund Participation Agreement dated January 6, 2011 by and between ING Life Insurance and Annuity Company and Federated Securities Corp. • Incorporated by reference to Post-Effective Amendment No. 43 to Registration Statement on Form N-4 (File No. 033-75996), as filed on April 10, 2012.

(8.9)   Amendment dated March 31, 2011 to the Fund Participation Agreement dated January 6, 2011 by and between ING Life Insurance and Annuity Company and Federated Securities Corp. • Incorporated by reference to Post-Effective Amendment No. 43 to Registration Statement on Form N-4 (File No. 033-75996), as filed on April 10, 2012.

(8.10)   Rule 22c-2 Shareholder Information Agreement dated April 16, 2007, is to become operational on October 16, 2007 by and between Federated Securities Corp., ING Life Insurance and Annuity Company, ING National Trust, ING USA Annuity and Life Insurance Company, ReliaStar Life Insurance Company, ReliaStar Life Insurance Company of New York, Security Life of Denver Insurance Company and Systematized Benefits Administrators Inc.

(8.11)   Amended and Restated Participation Agreement as of June 26, 2009 by and among ING Life Insurance and Annuity Company, Fidelity Distributors Corporation, Variable Insurance Products Fund, Variable Insurance Products Fund II, Variable Insurance Products Fund III, Variable Insurance Products Fund IV and Variable Insurance Products Fund V • Incorporated by reference to Post-Effective Amendment No. 56 to Registration Statement on Form N-4 (File No. 333-01107), as filed on December 18, 2009.

(8.12)   First Amendment as of June 26, 2009 to Participation Agreement as of June 26, 2009 by and among ING Life Insurance and Annuity Company, Fidelity Distributors Corporation, Variable Insurance Products Fund, Variable Insurance Products Fund II, Variable Insurance Products Fund III, Variable Insurance Products Fund IV and Variable Insurance Products Fund V • Incorporated by reference to Post-Effective Amendment No. 56 to Registration Statement on Form N-4 (File No. 333-01107), as filed on December 18, 2009.

(8.13)   Letter Agreement dated May 16, 2007 and effective July 2, 2007 between ING Life Insurance and Annuity Company, Variable Insurance Products Fund, Variable Insurance Products Fund I, Variable Insurance Products Fund II, Variable Insurance Product Fund V and Fidelity Distributors Corporation • Incorporated by reference to Post-Effective Amendment No. 51 to Registration Statement on Form N-4 (File No. 033-75962), as filed on July 27, 2007.

(8.14)   Service Agreement effective as of June 1, 2002 by and between Fidelity Investments Institutional Operations Company, Inc. and ING Financial Advisers, LLC • Incorporated by reference to Post-Effective Amendment No. 33 to Registration Statement on Form N-4 (File No. 033-75988), as filed on August 5, 2004.

(8.15)   Service Contract dated June 20, 2003 and effective as of June 1, 2002 by and between Directed Services, Inc., ING Financial Advisers, LLC, and Fidelity Distributors Corporation • Incorporated by reference to Post-Effective Amendment No. 33 to Registration Statement on Form N-4 (File No. 033-75988), as filed on August 5, 2004.

(8.16)   First Amendment effective as of April 1, 2005 to Service Contract dated June 20, 2003 between Fidelity Distributors Corporation and ING Financial Advisers, Inc. and amended on April 1, 2006 • Incorporated by reference to Post-Effective Amendment No. 47 to Registration Statement on Form N-4 (File No. 033-75962), as filed on November 21, 2006.

(8.17)   Rule 22c-2 Agreement dated no later than April 16, 2007 and is effective as of October 16, 2007 between Fidelity Distributors Corporation, ING Life Insurance and Annuity Company, ING National Trust, ING USA Annuity and Life Insurance Company, ReliaStar Life Insurance Company, ReliaStar Life Insurance Company of New York, Security Life of Denver Insurance Company and Systematized Benefits Administrators Inc. • Incorporated by reference to Post-Effective Amendment No. 50 to Registration Statement on Form N-4 (File No. 033-75962), as filed on June 15, 2007.

(8.18)   Amended and Restated Participation Agreement as of December 30, 2005 by and among Franklin Templeton Variable Insurance Products Trust, Franklin/Templeton Distributors, Inc., ING Life Insurance and Annuity Company, ING USA Annuity and Life Insurance Company, ReliaStar Life Insurance Company, ReliaStar Life Insurance Company of New York and Directed Services, Inc. • Incorporated by reference to Post-Effective Amendment No. 17 to Registration Statement on Form N-4 (File No. 333-85618), as filed on February 1, 2007.

(8.19)   Amendment effective June 5, 2007 to Amended and Restated Participation Agreement as of December 30, 2005 by and among Franklin Templeton Variable Insurance Products Trust, Franklin/Templeton Distributors, Inc., ING Life Insurance and Annuity Company, ING USA Annuity and Life Insurance Company, ReliaStar Life Insurance Company, ReliaStar Life Insurance Company of New York and Directed Services, Inc. and amended on November 17, 2011 • Incorporated by reference to Pre-Effective Amendment No. 1 to Registration Statement on Form N-4 (File No. 333-139695), as filed on July 6, 2007, and by reference to Post-Effective Amendment (File No. 033-75962), as filed on April 3, 2012.

(8.20)   Amended and Restated Administrative Services Agreement executed as of October 3, 2005 between Franklin Templeton Services, LLC, ING Life Insurance and Annuity Company, ING Insurance Company of America, ING USA Annuity and Life Insurance Company and ReliaStar Life Insurance Company • Incorporated by reference to Post-Effective Amendment No. 32 to Registration Statement on Form N-4 (File No. 033-81216), as filed on April 11, 2006.

(8.21)   Amendment No. 1 dated May 17, 2006 to Amended and Restated Administrative Services Agreement dated October 3, 2005 by and among Franklin Templeton Services, LLC, ING Life Insurance and Annuity Company, ING USA Annuity and Life Insurance Company, ReliaStar Life Insurance Company and ReliaStar Life Insurance Company of New York • Incorporated by reference to Post-Effective Amendment No. 59 to Registration Statement on Form N-4 (File No. 033-75962), as filed on April 3, 2012.

(8.22)	Rule 22c-2 Shareholder Information Agreement entered into as of April 16, 2007 among Franklin/Templeton Distributors, Inc., ING Life Insurance and Annuity Company, ING USA Annuity and Life Insurance Company, ReliaStar Life Insurance Company and ReliaStar Life Insurance Company of New York ● Incorporated by reference to Post-Effective Amendment No. 3 to Registration Statement on Form N-4 (File No. 333-134760), as filed on July 27, 2007.
(8.23)	Participation Agreement dated April 30, 2003 among ING Life Insurance and Annuity Company, The GCG Trust and Directed Services, Inc. and amended on October 9, 2006 ● Incorporated by reference to Post-Effective Amendment No. 54 to Registration Statement on Form N-4 (File No. 033-23512), as filed on August 1, 2003.
(8.24)	Amendment dated October 9, 2006 to the Participation Agreement dated April 30, 2003 among ING Life Insurance and Annuity Company, ING Investors Trust and Directed Services, Inc. ● Incorporated by reference to Post-Effective Amendment No. 47 to Registration Statement on Form N-4 (File No. 033-75962), as filed on November 21, 2006.
(8.25)	Participation Agreement dated as of November 28, 2001 among Portfolio Partners, Inc., Aetna Life Insurance and Annuity Company and Aetna Investment Services, LLC ● Incorporated by reference to Post-Effective Amendment No. 30 to Registration Statement on Form N-4 (File No. 033-75962), as filed on April 8, 2002.
(8.26)	Amendment dated March 5, 2002 between Portfolio Partners, Inc. (to be renamed ING Partners, Inc. effective May 1, 2002), Aetna Life Insurance and Annuity Company (to be renamed ING Life Insurance and Annuity Company effective May 1, 2002) and Aetna Investment Services LLC (to be renamed ING Financial Advisers, LLC) to Participation Agreement dated November 28, 2001 and amended on May 1, 2003, November 1, 2004, April 29, 2005, August 31, 2005, December 7, 2005 and April 28, 2006● Incorporated by reference to Post-Effective Amendment No. 30 to Registration Statement on Form N-4 (File No. 033-75962), as filed on April 8, 2002, and by reference to Post-Effective Amendment No. 28 (File No. 033-75988), as filed on April 10, 2003, and by reference to Post-Effective Amendment No. 20 to Registration Statement on Form N-1A (File No. 333-32575), as filed on April 1, 2005, and by reference to Post-Effective Amendment No. 32 (File No. 033-81216), as filed on April 11, 2006, and by reference to Initial Registration (File No. 333-134760), as filed on June 6, 2006.
(8.27)	Shareholder Servicing Agreement (Service Class Shares) dated as of November 27, 2001 between Portfolio Partners, Inc. and Aetna Life Insurance and Annuity Company ● Incorporated by reference to Post-Effective Amendment No. 30 to Registration Statement on Form N-4 (File No. 033-75962), as filed on April 8, 2002.

(8.28) Amendment dated March 5, 2002 between Portfolio Partners, Inc. (to be renamed ING Partners, Inc. effective May 1, 2002) and Aetna Life Insurance and Annuity Company (to be renamed ING Life Insurance and Annuity Company effective May 1, 2002) to the Shareholder Servicing Agreement (Service Class Shares) dated November 27, 2001 and amended on May 1, 2003, November 1, 2004, April 29, 2005, December 7, 2005 and April 28, 2006 • Incorporated by reference to Post-Effective Amendment No. 30 to Registration Statement on Form N-4 (File No. 033-75962), as filed on April 8, 2002, and by reference to Post-Effective Amendment No.28 (File No. 033-75988), as filed on April 10, 2003, and by reference to Post-Effective Amendment No. 32 (File No. 033-81216), as filed on April 11, 2006, and by reference to Initial Registration Statement (File No. 333-134760), as filed on June 6, 2006.

(8.29) Fund Participation Agreement dated as of May 1, 1998 by and among Aetna Life Insurance and Annuity Company and Aetna Variable Fund, Aetna Variable Encore Fund, Aetna Income Shares, Aetna Balanced VP, Inc., Aetna GET Fund on behalf of each of its series, Aetna Generation Portfolios, Inc. on behalf of each of its series, Aetna Variable Portfolios, Inc. on behalf of each of its series and Aeltus Investment Management, Inc. • Incorporated by reference to Registration Statement on Form N-4 (File No. 333-56297), as filed on June 8, 1998.

(8.30) Amendment dated November 9, 1998 to Fund Participation Agreement dated as of May 1, 1998 by and among Aetna Life Insurance and Annuity Company and Aetna Variable Fund, Aetna Variable Encore Fund, Aetna Income Shares, Aetna Balanced VP, Inc., Aetna GET Fund on behalf of each of its series, Aetna Generation Portfolios, Inc. on behalf of each of its series, Aetna Variable Portfolios, Inc. on behalf of each of its series and Aeltus Investment Management, Inc. and amended on December 31, 1999, February 11, 2000, May 1, 2000, February 27, 2001 and June 19, 2001 • Incorporated by reference to Post-Effective Amendment No. 2 to Registration Statement on Form N-4 (File No. 333-56297), as filed on December 14, 1998, and by reference to Post-Effective Amendment No. 19 (File No. 333-01107), as filed on February 16, 2000, and by reference to Post-Effective Amendment No. 20 (File No. 333-01107), as filed on April 4. 2000, and by reference to Post-Effective Amendment No. 24 (File No. 333-01107), as filed on April 13, 2001, and by reference to Post-Effective Amendment No. 32 (File No. 033-75988), as filed on April 13, 2004.

(8.31) Service Agreement effective as of May 1, 1998 between Aeltus Investment Management, Inc. and Aetna Life Insurance and Annuity Company in connection with the sale of shares of Aetna Variable Fund, Aetna Variable Encore Fund, Aetna Income Shares, Aetna Balanced VP, Inc., Aetna GET Fund on behalf of each of its series, Aetna Generation Portfolios, Inc. on behalf of each of its series and Aetna Variable Portfolios, Inc. on behalf of each of its series • Incorporated by reference to Registration Statement on Form N-4 (File No. 333-56297) as filed on June 8, 1998.

(8.32) Amendment dated November 4, 1998 and effective as of October 15, 1998 to Service Agreement effective as of May 1, 1998 between Aeltus Investment Management, Inc. and Aetna Life Insurance and Annuity Company in connection with the sale of shares of Aetna Variable Fund, Aetna Variable Encore Fund, Aetna Income Shares, Aetna Balanced VP, Inc., Aetna GET Fund on behalf of each of its series, Aetna Generation Portfolios, Inc. on behalf of each of its series and Aetna Variable Portfolios, Inc. on behalf of each of its series and amended on February 11, 2000, May 1, 2000 and June 26, 2001 • Incorporated by reference to Post-Effective Amendment No. 2 to Registration Statement on Form N-4 (File No. 333-56297), as filed on December 14, 1998, and by reference to Post-Effective Amendment No. 20 (File No. 333-01107), as filed on April 4, 2000, and by reference to Post-Effective Amendment No. 32 (File No. 033-75988), as filed on April 13, 2004.

(8.33) Fund Participation Agreement dated as of May 1, 2001 among Pilgrim Variable Products Trust, Aetna Life Insurance and Annuity Company and ING Pilgrim Securities, Inc. • Incorporated by reference to Post-Effective Amendment No. 26 to Registration Statement on Form N-4 (File No. 333-01107), as filed on July 13, 2001.

(8.34) Amendment dated August 30, 2002 between ING Life Insurance and Annuity Company, ING Variable Products Trust (formerly known as Pilgrim Variable Products Trust) and ING Funds Distributor to Fund Participation Agreement dated May 1, 2001 • Incorporated by reference to Post-Effective Amendment No. 28 to Registration Statement on Form N-4 (File No. 033-75988), as filed on April 10, 2003.

(8.35) Administrative and Shareholder Services Agreement dated April 1, 2001 between ING Funds Services, LLC and ING Life Insurance and Annuity Company (Administrator for ING Variable Products Trust) • Incorporated by reference to Post-Effective Amendment No. 28 to Registration Statement on Form N-4 (File No. 033-75988), as filed on April 10, 2003.

(8.36) Rule 22c-2 Agreement dated no later than April 16, 2007 is effective October 16, 2007 between ING Funds Services, LLC, ING Life Insurance and Annuity Company, ING National Trust, ING USA Annuity and Life Insurance Company, ReliaStar Life Insurance Company, ReliaStar Life Insurance Company of New York, Security Life of Denver Insurance Company and Systematized Benefits Administrators Inc. • Incorporated by reference to Post-Effective Amendment No. 50 to Registration Statement on Form N-4 (File No. 033-75962), as filed on June 15, 2007.

(8.37) Fund Participation Agreement dated June 30, 1998 by and among AIM Variable Insurance Funds, Inc., A I M Distributors, Inc. and Aetna Life Insurance and Annuity Company • Incorporated by reference to Pre-Effective Amendment No. 1 to Registration Statement on Form N-4 (File No. 333-56297), as filed on August 4, 1998.

(8.38)   Amendment No. 1 dated October 1, 2000 to Participation Agreement dated June 30, 1998 by and among AIM Variable Insurance Funds (renamed Invesco Variable Insurance Funds, Inc.), A I M Distributors, Inc. (renamed Invesco Distributors, Inc.) and Aetna Life Insurance and Annuity Company (renamed ING Life Insurance and Annuity Company) and amended on November 17, 2000 and July 12, 2002 • Incorporated by reference to Post-Effective Amendment No. 24 to Registration Statement on Form N-4 (File No. 333-01107), as filed on April 13, 2001, and by reference to Post-Effective Amendment No. 32 (File No. 033-75988), as filed on April 13. 2004.

(8.39)   Service Agreement effective June 30, 1998 between Aetna Life Insurance and Annuity Company and AIM Advisors, Inc. • Incorporated by reference to Pre-Effective Amendment No. 1 to Registration Statement on Form N-4 (File No. 333-56297), as filed on August 4, 1998.

(8.40)   First Amendment dated October 1, 2000 to the Service Agreement dated June 30, 1998 between Aetna Life Insurance and Annuity Company and AIM Advisors, Inc. • Incorporated by reference to Pre-Effective Amendment No. 1 to Registration Statement on Form N-4 (File No. 333-49176), as filed on November 30, 2000.

(8.41)   Rule 22c-2 Agreement dated no later than April 16, 2007 and is effective as of October 16, 2007 between AIM Investment Services, Inc., ING Life Insurance and Annuity Company, ING National Trust, ING USA Annuity and Life Insurance Company, ReliaStar Life Insurance Company, ReliaStar Life Insurance Company of New York, Security Life of Denver Insurance Company and Systematized Benefits Administrators Inc. • Incorporated by reference to Post-Effective Amendment No. 50 to Registration Statement on Form N-4 (File No. 033-75962), as filed on June 15, 2007.

(8.42)   Fund Participation Agreement dated as of July 20, 2001 between Lord Abbett Series Fund, Inc. and Aetna Life Insurance and Annuity Company • Incorporated by reference to Post-Effective Amendment No. 27 to Registration Statement on Form N-4 (File No. 333-01107), as filed on October 26, 2001.

(8.43)   First Amendment dated April 30, 2009 and effective as of May 1, 2005 to Fund Participation Agreement effective as of July 20, 2001 among ING Life Insurance and Annuity Company (formerly Aetna Life Insurance and Annuity Company), Lord Abbett Series Fund, Inc. and Lord Abbett Distributor LLC • Incorporated by reference to Post-Effective Amendment No. 56 to Registration Statement on Form N-4 (File No. 333-01107), as filed on December 18, 2009.

(8.44)   Service Agreement dated as of July 20, 2001 between Lord Abbett & Co. and Aetna Life Insurance and Annuity Company • Incorporated by reference to Post-Effective Amendment No. 27 to Registration Statement on Form N-4 (File No. 333-01107), as filed on October 26, 2001.

(8.45)   First Amendment dated April 30, 2009 and effective as of May 1, 2005 to Service Agreement effective as of July 20, 2001 between ING Life Insurance and Annuity Company (formerly Aetna Life Insurance and Annuity Company) and Lord Abbett Series Fund, Inc. • Incorporated by reference to Post-Effective Amendment No. 56 to Registration Statement on Form N-4 (File No. 333-01107), as filed on December 18, 2009.

(8.46)   Rule 22c-2 Agreement effective April 16, 2007 and operational on October 16, 2007 among Lord Abbett Distributor LLC, ING Life Insurance and Annuity Company, ING National Trust, ING USA Annuity and Life Insurance Company, ReliaStar Life Insurance Company, ReliaStar Life Insurance Company of New York, Security Life of Denver Insurance Company and Systematized Benefits Administrators Inc. • Incorporated by reference to Post-Effective Amendment No. 50 to Registration Statement on Form N-4 (File No. 033-75962), as filed on June 15, 2007.

(8.47)   Fund Participation Agreement dated March 11, 1997 between Aetna Life Insurance and Annuity Company and Oppenheimer Variable Annuity Account Funds and OppenheimerFunds, Inc. • Incorporated by reference to Post-Effective Amendment No. 27 to Registration Statement on Form N-4 (File No. 033-34370), as filed on April 16, 1997.

(8.48)   First Amendment dated December 1, 1999 to Fund Participation Agreement between Aetna Life Insurance and Annuity Company and Oppenheimer Variable Annuity Account Funds and OppenheimerFunds, Inc. dated March 11, 1997 and amended on May 1, 2004 and August 15, 2007• Incorporated by reference to Post-Effective Amendment No. 19 to Registration Statement on Form N-4 (File No. 333-01107), as filed on February 16, 2000, and by reference to Post-Effective Amendment No. 39 (File No. 033-75988), as filed on April 11, 2007, and by reference to Post-Effective Amendment No. 46 (File No. 333-01107), as filed on February 15, 2008.

(8.49)   Service Agreement effective as of March 11, 1997 between OppenheimerFunds, Inc. and Aetna Life Insurance and Annuity Company • Incorporated by reference to Post-Effective Amendment No. 27 to Registration Statement on Form N-4 (File No. 033-34370), as filed on April 16, 1997.

(8.50)   Rule 22c-2 Agreement dated no later than April 16, 2007 and is effective as of October 16, 2007 between Oppenheimer Funds Services, ING Life Insurance and Annuity Company, ING National Trust, ING USA Annuity and Life Insurance Company, ReliaStar Life Insurance Company, ReliaStar Life Insurance Company of New York, Security Life of Denver Insurance Company and Systematized Benefits Administrators Inc. • Incorporated by reference to Post-Effective Amendment No. 50 to Registration Statement on Form N-4 (File No. 033-75962), as filed on June 15, 2007.

(8.51)	Novation of and Amendment to Participation Agreement dated as of January 26, 2011 and effective as of February 14, 2011 by and among Allianz Global Investors Distributors LLC, PIMCO Investments LLC, PIMCO Variable Insurance Trust, ING Life Insurance and Annuity Company, ING USA Annuity and Life Insurance Company, ReliaStar Life Insurance Company and ReliaStar Life Insurance Company of New York • Incorporated by reference to Post-Effective Amendment No. 15 to Registration Statement on Form N-4 (File No. 333-105479), as filed on April 25, 2012.

(8.52)	Participation Agreement dated as of May 1, 2004 among ING Life Insurance and Annuity Company, ReliaStar Life Insurance Company, PIMCO Variable Insurance Trust and PA Distributors LLC • Incorporated by reference to Post-Effective Amendment No. 38 to Registration Statement on Form N-4 (File No. 333-01107), as filed on February 11, 2005.

(8.53)	First Amendment dated August 15, 2007 to Participation Agreement by and between ING Life Insurance and Annuity Company, ReliaStar Life Insurance Company, PIMCO Variable Insurance Trust and Allianz Global Investors Distributors LLC dated as of May 1, 2004 • Incorporated by reference to Post-Effective Amendment No. 51 to Registration Statement on Form N-4 (File No. 333-01107), as filed on May 23, 2008.

(8.54)	Services Agreement dated as of May 1, 2004 between PIMCO Variable Insurance Trust (the "Trust"), ING Life Insurance and Annuity Company and ReliaStar Life Insurance Company • Incorporated by reference to Post-Effective Amendment No. 38 to Registration Statement on Form N-4 (File No. 333-01107), as filed on February 11, 2005.

(8.55)	First Amendment dated August 15, 2007 to Services Agreement between PIMCO Variable Insurance Trust, ING Life Insurance and Annuity Company and ReliaStar Life Insurance Company dated as of May 1, 2004 • Incorporated by reference to Post-Effective Amendment No. 51 to Registration Statement on Form N-4 (File No. 333-01107), as filed on May 23, 2008.

(8.56)	Services Agreement effective as of May 1, 2004 between Pacific Investment Management Company LLC ("PIMCO"), ING Life Insurance and Annuity Company and ReliaStar Life Insurance Company • Incorporated by reference to Post-Effective Amendment No. 38 to Registration Statement on Form N-4 (File No. 333-01107), as filed on February 11, 2005.

(8.57)	First Amendment dated August 15, 2007 to Services Agreement between Pacific Investment Management Company LLC ("PIMCO"), ING Life Insurance and Annuity Company, ReliaStar Life Insurance Company and Allianz Global Investors Distributors LLC effective as of May 1, 2004 • Incorporated by reference to Post-Effective Amendment No. 51 to Registration Statement on Form N-4 (File No. 333-01107), as filed on May 23, 2008.

(8.58)	Rule 22c-2 Agreement dated no later than April 16, 2007, is effective as of the 16th day of October, 2007 between Allianz Global Investors Distributors LLC, ING Life Insurance and Annuity Company, ING National Trust, ING USA Annuity and Life Insurance Company, ReliaStar Life Insurance Company, ReliaStar Life Insurance Company of New York, Security Life of Denver Insurance Company and Systematized Benefits Administrators Inc. • Incorporated by reference to Pre-Effective Amendment No. 1 to Registration Statement on Form N-4 (File No. 333-139695), as filed on July 6, 2007.
(8.59)	Participation Agreement made and entered into as of July 1, 2001 by and among Pioneer Variable Contracts Trust, Aetna Life Insurance and Annuity Company, Pioneer Investment Management, Inc. and Pioneer Funds Distributor, Inc. • Incorporated by reference to Post-Effective Amendment No. 27 to Registration Statement on Form N-4 (File No. 333-01107), as filed on October 26, 2001.
(8.60)	Amendment No. 1 is made and entered into as of May 1, 2004 to Participation Agreement between Pioneer Variable Contracts Trust and ING Life Insurance and Annuity Company f/k/a Aetna Life Insurance and Annuity Company, Pioneer Investment Management, Inc. and Pioneer Funds Distributor, Inc. dated July 1, 2001 and amended on August 15, 2007• Incorporated by reference to Post-Effective Amendment No. 40 to Registration Statement on Form N-4 (File No. 033-75962), as filed on April 13, 2005, and by reference to Post-Effective Amendment No. 46 (File No. 333-01107), as filed on February 15, 2008.
(8.61)	Rule 22c-2 Agreement dated March 1, 2007 and is effective as of October 16, 2007 between Pioneer Investment Management Shareholder Services, Inc., ING Life Insurance and Annuity Company, ING National Trust, ING USA Annuity and Life Insurance Company, ReliaStar Life Insurance Company, ReliaStar Life Insurance Company of New York, Security Life of Denver Insurance Company and Systematized Benefits Administrators Inc. • Incorporated by reference to Post-Effective Amendment No. 50 to Registration Statement on Form N-4 (File No. 033-75962), as filed on June 15, 2007.
(8.62)	Fund Participation Agreement effective as of May 1, 2004 between Wanger Advisors Trust, Columbia Wanger Asset Management, LP, ING Life Insurance and Annuity Company, and ReliaStar Life Insurance Company • Incorporated by reference to Post-Effective Amendment No. 38 to Registration Statement on Form N-4 (File No. 333-01107), as filed on February 11, 2005.
(8.63)	First Amendment dated May 7, 2007 to Fund Participation Agreement effective as of May 1, 2004 between Columbia Wanger Asset Management, LP, Wanger Advisors Trust, ING Life Insurance and Annuity Company and ReliaStar Life Insurance Company • Incorporated by reference to Post-Effective Amendment No. 53 to Registration Statement on Form N-4 (File No. 333-01107), as filed on August 18, 2008.

(8.64)	Service Agreement with Investment Adviser effective as of May 1, 2004 between Columbia Wanger Asset Management, LP, ING Life Insurance and Annuity Company, ING Insurance Company of America, and ReliaStar Life Insurance Company. • Incorporated by reference to Post-Effective Amendment No. 38 to Registration Statement on Form N-4 (File No. 333-01107), as filed on February 11, 2005.
(8.65)	Rule 22c-2 Agreement dated April 16, 2007 and is effective as of October 16, 2007 among Columbia Management Services, Inc., ING Life Insurance and Annuity Company, ING National Trust, ING USA Annuity and Life Insurance Company, ReliaStar Life Insurance Company, ReliaStar Life Insurance Company of New York, Security Life of Denver Life Insurance Company and Systematized Benefits Administrators Inc. • Incorporated by reference to Post-Effective Amendment No. 3 to Registration Statement on Form N-4 (File No. 333-134760), as filed on July 27, 2007.
(9)	Opinion and Consent of Counsel
(10)	Consent of Independent Registered Public Accounting Firm
(11)	Not applicable
(12)	Not applicable
(13)	Powers of Attorney

Item 25.   Directors and Officers of the Depositor*

Name	Principal Business Address	Positions and Offices with Depositor
Mary (Maliz) E. Beams	One Orange Way Windsor, CT 06095-4774	Director and President
Donald W. Britton	20 Washington Avenue South Minneapolis, Minnesota 55401	Director
Alain M. Karaoglan	230 Park Avenue New York, NY 10169	Director
Rodney O. Martin	230 Park Avenue New York, NY 10169	Director
Michael S. Smith	1475 Dunwoody Drive West Chester, PA 19380	Director, Executive Vice President and Chief Risk Officer
Ewout L. Steenbergen	230 Park Avenue New York, NY 10169	Director and Executive Vice President, Finance
Tina A. Campbell	20 Braintree Hill Office Park, Floors 2-4 Braintree, MA 02184	Senior Vice President and Deputy General Counsel

Name	Principal Business Address	Positions and Offices with Depositor
Boyd G. Combs	5780 Powers Ferry Road, N.W. Atlanta, GA 30327-4390	Senior Vice President, Tax
Ralph Ferraro	One Orange Way Windsor, CT 06095-4774	Senior Vice President
Michael J. Gioffre	One Orange Way Windsor, CT 06095-4774	Senior Vice President and Chief Compliance Officer
Howard Greene	230 Park Avenue New York, NY 10169	Senior Vice President, Compensation
Megan A. Huddleston	One Orange Way Windsor, CT 06095-4774	Senior Vice President and Secretary
Christine L. Hurtsellers	5780 Powers Ferry Road, N.W. Atlanta, GA 30327-4390	Senior Vice President
Mark B. Kaye	One Orange Way Windsor, CT 06095-4774	Senior Vice President and Chief Financial Officer
Patrick D. Lusk	1475 Dunwoody Drive West Chester, PA 19380	Senior Vice President and Appointed Actuary
Richard T. Mason	One Orange Way Windsor, CT 06095-4774	Senior Vice President
Gilbert E. Mathis	5780 Powers Ferry Road, N.W. Atlanta, GA 30327-4390	Senior Vice President
Diane M. McCarthy	1475 Dunwoody Drive West Chester, PA 19380	Senior Vice President, Finance
David S. Pendergrass	5780 Powers Ferry Road, N.W. Atlanta, GA 30327-4390	Senior Vice President and Treasurer
Steven T. Pierson	5780 Powers Ferry Road, N.W. Atlanta, GA 30327-4390	Senior Vice President and Chief Accounting Officer

* These individuals may also be directors and/or officers of other affiliates of the Company.

Item 26.   Persons Controlled by or Under Common Control with the Depositor or Registrant

Incorporated herein by reference to Item 26 in Post-Effective Amendment No. 11 to Registration Statement on Form N-4 for Variable Annuity Account I of ING Life Insurance and Annuity Company (File No. 333-130822), as filed with the Securities and Exchange Commission on April 3, 2013.

Item 27.   Number of Contract Owners

As of February 28, 2013, there were 38,031 individuals holding interests in variable annuity contracts funded through Variable Annuity Account B of ING Life Insurance and Annuity Company.

<u>Item 28.   Indemnification</u>

Section 33-779 of the Connecticut General Statutes ("CGS") provides that a corporation may provide indemnification of or advance expenses to a director, officer, employee or agent only as permitted by Sections 33-770 to 33-778, inclusive, of the CGS. Reference is hereby made to Section 33-771(e) of the CGS regarding indemnification of directors and Section 33-776(d) of CGS regarding indemnification of officers, employees and agents of Connecticut corporations. These statutes provide in general that Connecticut corporations incorporated prior to January 1, 1997 shall, except to the extent that their certificate of incorporation expressly provides otherwise, indemnify their directors, officers, employees and agents against "liability" (defined as the obligation to pay a judgment, settlement, penalty, fine, including an excise tax assessed with respect to an employee benefit plan, or reasonable expenses incurred with respect to a proceeding) when (1) a determination is made pursuant to Section 33-775 that the party seeking indemnification has met the standard of conduct set forth in Section 33-771 or (2) a court has determined that indemnification is appropriate pursuant to Section 33-774. Under Section 33-775, the determination of and the authorization for indemnification are made (a) by two or more disinterested directors, as defined in Section 33-770(2); (b) by special legal counsel; (c) by the shareholders; or (d) in the case of indemnification of an officer, agent or employee of the corporation, by the general counsel of the corporation or such other officer(s) as the board of directors may specify. Also, Section 33-772 with Section 33-776 provide that a corporation shall indemnify an individual who was wholly successful on the merits or otherwise against reasonable expenses incurred by him in connection with a proceeding to which he was a party because he is or was a director, officer, employee, or agent of the corporation. Pursuant to Section 33-771(d), in the case of a proceeding by or in the right of the corporation or with respect to conduct for which the director, officer, agent or employee was adjudged liable on the basis that he received a financial benefit to which he was not entitled, indemnification is limited to reasonable expenses incurred in connection with the proceeding against the corporation to which the individual was named a party.

A corporation may procure indemnification insurance on behalf of an individual who is or was a director of the corporation. Consistent with the laws of the State of Connecticut, ING U.S., Inc. maintains Professional Liability and fidelity bond insurance policies issued by an international insurer. The policies cover ING U.S., Inc. and any company in which ING U.S., Inc. has a controlling financial interest of 50% or more. These policies include either or both the principal underwriter, the depositor and any/all assets under the care, custody and control of ING U.S., Inc. and/or its subsidiaries. The policies provide for the following types of coverage: errors and omissions/professional liability, employment practices liability and fidelity/crime (a.k.a. "Financial Institutional Bond").

Section 20 of the ING Financial Advisers, LLC Limited Liability Company Agreement executed as of November 28, 2000 provides that ING Financial Advisers, LLC will indemnify certain persons against any loss, damage, claim or expenses (including legal fees) incurred by such person if he is made a party or is threatened to be made a party to a suit or proceeding because he was a member, officer, director, employee or agent of ING Financial Advisers, LLC, as long as he acted in good faith on behalf of ING Financial Advisers, LLC and in a manner reasonably believed to be within the scope of his authority. An additional condition requires that no person shall be entitled to indemnity if his loss, damage, claim or expense was incurred by reason of his gross negligence or willful misconduct. This indemnity provision is authorized by and is consistent with Title 8, Section 145 of the General Corporation Law of the State of Delaware.

Item 29.   Principal Underwriter

(a)   In addition to serving as the principal underwriter for the Registrant, ING Financial Advisers, LLC acts as the principal underwriter for Variable Life Account B of ING Life Insurance and Annuity Company (ILIAC), Variable Annuity Account C of ILIAC, Variable Annuity Account I of ILIAC and Variable Annuity Account G of ILIAC (separate accounts of ILIAC registered as unit investment trusts under the 1940 Act). ING Financial Advisers, LLC is also the principal underwriter for (i) Separate Account N of ReliaStar Life Insurance Company (RLIC) (a separate account of RLIC registered as a unit investment trust under the 1940 Act), (ii) ReliaStar Select Variable Account of ReliaStar Life Insurance Company (a separate account of RLIC registered as a unit investment trust under the 1940 Act), (iii) MFS ReliaStar Variable Account (a separate account of RLIC registered as a unit investment trust under the 1940 Act), (iv) Northstar Variable Account (a separate account of RLIC registered as a unit investment trust under the 1940 Act), (v) ReliaStar Life Insurance Company of New York Variable Annuity Funds A, B and C (a management investment company registered under the 1940 Act), (vi) ReliaStar Life Insurance Company of New York Variable Annuity Funds D, E, F, G, H and I (a management investment company registered under the 1940 Act), (vii) ReliaStar Life Insurance Company of New York Variable Annuity Funds M, P and Q (a management investment company registered under the1940 Act), and (viii) ReliaStar Life Insurance Company of New York Variable Annuity Funds M and P (a management investment company registered under the1940 Act).

(b)   The following are the directors and officers of the Principal Underwriter:

Name	Principal Business Address	Positions and Offices with Underwriter
Patrick J. Kennedy	One Orange Way Windsor, CT 06095-4774	Director and President
Karl S. Lindberg	909 Locust Street Des Moines, IA 50309	Director
Richard Linton, Jr.	One Orange Way Windsor, CT 06095-4774	Director
Regina Gordon	One Orange Way Windsor, CT 06095-4774	Chief Compliance Officer
Kristin H. Hultgren	One Orange Way Windsor, CT 06095-4774	Chief Financial Officer
Brian Wilson	One Orange Way Windsor, CT 06095-4774	Assistant Chief Financial Officer

Name	Principal Business Address	Positions and Offices with Underwriter
Boyd G. Combs	5780 Powers Ferry Road, N.W. Atlanta, GA 30327-4390	Senior Vice President, Tax
M. Bishop Bastien	1474 Stone Point Drive, Suite 129 Roseville, CA 95661	Vice President
Nancy B. Boccella	One Orange Way Windsor, CT 06095-4774	Vice President
Dianne C. Bogoian	One Orange Way Windsor, CT 06095-4774	Vice President
Anthony V. Camp, Jr.	One Orange Way Windsor, CT 06095-4774	Vice President
Mary K. Carey-Reid	One Orange Way Windsor, CT 06095-4774	Vice President
Nancy D. Clifford	One Orange Way Windsor, CT 06095-4774	Vice President
William P. Elmslie	One Orange Way Windsor, CT 06095-4774	Vice President
Joseph J. Elmy	5780 Powers Ferry Road, N.W. Atlanta, GA 30327-4390	Vice President, Tax
Bernard P. Heffernon	10740 Nall Avenue, Suite 120 Overland Park, KS 66211	Vice President
Christina Hurley	One Orange Way Windsor, CT 06095-4774	Vice President
Mark E. Jackowitz	22 Century Hill Drive, Suite 101 Latham, NY 12110	Vice President
David A. Kelsey	One Orange Way Windsor, CT 06095-4774	Vice President
George D. Lessner, Jr.	15455 North Dallas Parkway Suite 1250 Addison, TX 75001	Vice President
David J. Linney	2900 North Loop West, Suite 180 Houston, TX 77092	Vice President
Frederick C. Litow	5780 Powers Ferry Road, N.W. Atlanta, GA 30327-4390	Vice President
Richard T. Mason	One Orange Way Windsor, CT 06095-4774	Vice President
Brian J. Murphy	One Orange Way Windsor, CT 06095-4774	Vice President
David S. Pendergrass	5780 Powers Ferry Road, N.W. Atlanta, GA 30327-4390	Vice President and Treasurer

Name	Principal Business Address	Positions and Offices with Underwriter
Michael J. Pise	One Orange Way Windsor, CT 06095-4774	Vice President
Spencer T. Shell	5780 Powers Ferry Road, N.W. Atlanta, GA 30327-4390	Vice President and Assistant Treasurer
Frank W. Snodgrass	9020 Overlook Blvd. Brentwood, TN 37027	Vice President
Christina M. Starks	2000 21st Avenue NW Minot, North Dakota 58703	Vice President
Terran Titus	One Orange Way Windsor, CT 06095-4774	Vice President
S. Bradford Vaughan, Jr.	520 Pike Street, Suite 2510 Seattle, WA 98101	Vice President
Judeen T. Wrinn	One Orange Way Windsor, CT 06095-4774	Vice President
Nancy S. Stillman	One Orange Way Windsor, CT 06095-4774	Assistant Vice President
Megan A. Huddleston	One Orange Way Windsor, CT 06095-4774	Secretary
Tina M. Nelson	20 Washington Avenue South Minneapolis, MN 55401	Assistant Secretary
Melissa A. O'Donnell	20 Washington Avenue South Minneapolis, MN 55401	Assistant Secretary
Jennifer M. Ogren	20 Washington Avenue South Minneapolis, MN 55401	Assistant Secretary
Randall K. Price	20 Washington Avenue South Minneapolis, MN 55401	Assistant Secretary
Susan M. Vega	20 Washington Avenue South Minneapolis, MN 55401	Assistant Secretary
Barry Eidex	5780 Powers Ferry Road, N.W. Atlanta, GA 30327-4390	Tax Officer
Terry L. Owens	5780 Powers Ferry Road, N.W. Atlanta, GA 30327-4390	Tax Officer

(c)   Compensation to Principal Underwriter:

(1)	(2)	(3)	(4)	(5)
Name of Principal Underwriter	Net Underwriting Discounts and Commissions	Compensation on Redemption or Annuitization	Brokerage Commissions	Compensation*
ING Financial Advisers, LLC				$1,900,527.26

*   Reflects compensation paid to ING Financial Advisers, LLC attributable to regulatory and operating expenses associated with the distribution of all registered variable annuity products issued by Variable Annuity Account B of ING Life Insurance and Annuity Company during 2012.

Item 30.   Location of Accounts and Records

All accounts, books and other documents required to be maintained by Section 31(a) of the 1940 Act and the rules under it relating to the securities described in and issued under this Registration Statement are maintained by ING Life Insurance and Annuity Company at One Orange Way, Windsor, Connecticut 06095-4774 and at ING Americas at 5780 Powers Ferry Road, NW, Atlanta, Georgia 30327-4390.

Item 31.   Management Services

Not applicable

Item 32.   Undertakings

Registrant hereby undertakes:

(a)   to file a post-effective amendment to this registration statement on Form N-4 as frequently as is necessary to ensure that the audited financial statements in the registration statement are never more than sixteen months old for as long as payments under the variable annuity contracts may be accepted;

(b)   to include as part of any application to purchase a contract offered by a prospectus which is part of this registration statement on Form N-4, a space that an applicant can check to request a Statement of Additional Information; and

(c)   to deliver any Statement of Additional Information and any financial statements required to be made available under this Form N-4 promptly upon written or oral request.

Insofar as indemnification for liability arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question of whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

ING Life Insurance and Annuity Company represents that the fees and charges deducted under the contracts covered by this registration statement, in the aggregate, are reasonable in relation to the services rendered, the expenses expected to be incurred, and the risks assumed by the insurance company.

SIGNATURES

As required by the Securities Act of 1933, and the Investment Company Act of 1940, the Registrant, Variable Annuity Account B of ING Life Insurance and Annuity Company, certifies that it meets the requirements of Securities Act Rule 485(b) for effectiveness of this Post-Effective Amendment to its Registration Statement on Form N-4 (File No. 033-75996) and has duly caused this Post-Effective Amendment to be signed on its behalf by the undersigned, thereunto duly authorized, in the Town of Windsor, State of Connecticut, on the 15th day of April, 2013.


VARIABLE ANNUITY ACCOUNT B OF
ING LIFE INSURANCE AND ANNUITY COMPANY
    (Registrant)

By: ING LIFE INSURANCE AND ANNUITY
        COMPANY
        (Depositor)

By: Mary (Maliz) E. Beams*
        Mary (Maliz) E. Beams
        President
        (principal executive officer)


As required by the Securities Act of 1933, this Post-Effective Amendment No. 45 to the Registration Statement has been signed by the following persons in the capacities and on the date indicated.

Signature	Title		Date
Mary (Maliz) E. Beams*	Director and President	)	
Mary (Maliz) E. Beams	(principal executive officer)	)	
		)	
Mark B. Kaye*	Senior Vice President and Chief Financial Officer	)	
Mark B. Kaye	(principal financial officer)	)	
		)	
Steven T. Pierson*	Senior Vice President and Chief Accounting Officer	)	
Steven T. Pierson	(principal accounting officer)	)	
		)	
Donald W. Britton*	Director	)	April
Donald W. Britton		)	15, 2013
		)	
Alain M. Karaoglan*	Director	)	
Alain M. Karaoglan		)	
		)	
Rodney O. Martin*	Director	)	
Rodney O. Martin		)	
		)	
Michael S. Smith*	Director	)	
Michael S. Smith		)	
		)	

Ewout L. Steenbergen* Director   )
Ewout L. Steenbergen   )

By: /s/J. Neil McMurdie
     J. Neil McMurdie
     *Attorney-in-Fact

VARIABLE ANNUITY ACCOUNT B
EXHIBIT INDEX

<u>Exhibit No.</u>   <u>Exhibit</u>

24(b)(8.10)   Rule 22c-2 Shareholder Information Agreement dated April 16, 2007, is to become operational on October 16, 2007 by and between Federated Securities Corp., ING Life Insurance and Annuity Company, ING National Trust, ING USA Annuity and Life Insurance Company, ReliaStar Life Insurance Company, ReliaStar Life Insurance Company of New York, Security Life of Denver Insurance Company and Systematized Benefits Administrators Inc.

24(b)(9)   Opinion and Consent of Counsel

24(b)(10)   Consent of Independent Registered Public Accounting Firm

24(b)(13)   Powers of Attorney